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JUN 19 2007
THOMSON FINANCIAL

FILE NO. 82- 03185 FISCAL YEAR 12-31-06

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DAT : 6/14/07

UniCredit Group



2006 Annual Report

UniCredit
Italian Joint Stock Company
Registered Office: Genoa, via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock euro 5,222,465,096.50 fully paid in


UniCredit Group



Michelangelo Pistoletto, "Embraces Differences", 2005, UniCredit Collection.

Consolidated Report and Accounts
as at **31 December 2006**

2006 Annual Report



Franco Fontana, "Cadaques", 1976, UniCredit Collection

Board of Directors, Board of Auditors and External Auditors



Davide Benati, "Cantico", 2006, UniCredit Collection.

Contents

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros.**



Franco Fontana , "Puglia", 1978, UniCredit Collection.

Introduction

Welcome to Shareholders

"...the progress made and the speed with which it was accomplished are simply breathtaking."

Dear Shareholders,

It is my pleasure to present our consolidated Accounts for 2006 – the first full year of operation for the new Group created from the combination of UniCredit, HVB and Bank Austria-Creditanstalt.

Looking back at the many key events and initiatives of the last 12 months, both in the integration and operational areas, the progress made and the speed with which it was accomplished are simply breathtaking. I am proud to have been an active contributor to the creation of what has rapidly become one of Europe's best performing financial institutions, and of what we like to call "the First Truly European Bank".

Our 'homegrown' experience and strong presence in 20 European markets, our undisputed leadership position in the important growth region of Central and Eastern Europe and the well-balanced revenue streams from our divisional operations as well as from our diverse geographic footprint indeed set us apart from many of our competitors.

Embracing that diversity is the key not only to retaining a close tie and relationship with our customers, it also is the recipe that we use internally to drive towards a new corporate culture, a common identity. For developing and living this common identity together, is what allows to really unlock the full potential of a global organization. And it is that potential which - together with sound business strategies and good governance and risk management - makes our profit and value creation sustainable.

It is indeed important to note that our speedy integration is being achieved without making any trade-offs on the value creation side. We are accomplishing our strategy and goals strictly in accordance with the ambitious plans of which we previously informed the market.

Being aware of the shareholders' and market's great expectations of our company, the Board of Directors has regularly reviewed the strategic direction of the various business divisions, the evolution of the Group's operating results and its risk management processes. The Board also spent considerable time and effort on initiatives for strengthening our corporate governance system.

A new Corporate Governance Commission was established and is working to continuously explore best practices and propose improvements in this important area.

Our significant achievements and excellent profitability in 2006 form the basis for further growth and high performance in the future. I am confident that in a year's time I shall be able to confirm how our vision for the Group, not least thanks to your support and encouragement, is turning into reality. This allows us to aim even higher, for ever more ambitious value creation targets.



Dieter Rampl

Chairman

UniCredit Group at a Glance

The First Truly European Bank



Banking Operations in 20 Countries


Highlights

UniCredit Group is one of the largest banking and financial services organizations in Europe.

In Europe we are one of the leaders in terms of business size and unique in terms of strategic positioning.

Over the years the UniCredit Group has built up a proven track record of value creation:


Share price
figures as at Dec 31
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.81
4.28
4.23
5.82
6.64
2002
2003
2004
2005
2006


EPS - Earnings per share (€)
0.55
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.29
0.31
0.34
0.37
0.53
2002
2003
2004
2005
2006


Customers: 35 mn

Employees[1]: over 142,000

Branches[2]: over 7,200

	(Mln €)
Operating Income	23,464
Operating Profit	10,206
ROE[3]	16.7%
Total Assets	823,284

1. "Full time equivalent". KFS Group considered at 100%.
2. KFS Group considered at 100%.
3. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge).

UniCredit Group at a Glance

The Geographic Presence



We are a Global Player with Coverage in 5 Continents

■ Countries where the Group operates via control of local banks or in which it has a significant equity interest.

□ Countries where the Group operates via its own branches, representative offices, small banking subsidiaries, or investment centers (Pioneer).


Munich
Vienna
Milan

The UniCredit Group has a leading position in one of the richest areas in Europe: Bavaria, Austria and Northern Italy.


Per capita GDP (%)
EU27 100%
131
138
129
132
Northern Italy
Bavaria
Austria
Combined

Source: CE inforegio Report as at February 2007 (based on the latest available information).



The Group is a leader in Central and Eastern Europe, an area featuring fast rates of economic growth and the fastest growth rates for banking revenues.
The Group has a significant competitive edge in Central and Eastern Europe: in terms of total assets, revenues and the number of branches.


Total Assets (€ bn)
UniCredit 100
2nd ranked group 48,7
Revenues (€ mn)
UniCredit 4,379
2nd ranked group 2,406
Branches (no.)
UniCredit 2,956
2nd ranked group 2,633

Source: UniCredit New Europe Research Network - As at end 2005.
Note: 100% of total assets and revenues for controlled companies (stake>50%) and share owned for non-controlled companies; 100% of branches (excluding representative offices); including proforma and acquisitions in 2006.

UniCredit Group at a Glance

The Business Model



Retail Division	Corporate Division	Private Banking & Asset Management Division	Markets & Investment Banking Division	Poland's Markets Division	CEE Division	Global Banking Services Division

UniCredit has adopted a division-based organisational model that leverages to the utmost the competitive advantages derived from its geographic and business structure, and puts these directly at the service of our customers everywhere in Europe and abroad. The Group's full exploitation of these advantages will also enable it to improve operating efficiency in several areas and to achieve substantial growth in Economic Value Added (EVA) with significant contributions from all business divisions.

UniCredit has identified specialisation as a key success and differentiation factor for establishing a competitive advantage in the European market.

The Group has therefore adopted a division-based business model that can respond with maximum efficiency to the needs of different market segments by offering personalised service models as well as by giving operating divisions full responsibility for determining their own strategies.

The creation of value for UniCredit's customers and other stakeholders is augmented by specialised product factories which can exploit the significant opportunities offered by global businesses and which can, at the same time, create and derive added value in every market in which the Group operates.

The Group has established centres of excellence in selected product areas at the international level (Asset Management, Investment Banking and global product lines such as leasing and consumer credit) in order to make products increasingly competitive and of the highest quality.

UniCredit has taken the strategic decision to manage commercial banking as a multi-site business in Italy, Germany and Austria and to focus on emerging markets (Poland and CEE) at the local level in order to take full advantage of all the growth and value creation opportunities in those markets.

The Group's aim is to be recognised as a domestic player in every market in which it operates by placing a strong emphasis on its presence in local communities.

Revenues by Division (%)


21
34
10
14
21
Private Banking & AM
Corporate Banking
CEE & PM
Retail
MIB

Revenues by Geographic Area (%)


10
12
36
9
12
21
Italy
Germany
Austria
Poland
CEE
Others

UniCredit is characterised by the strong diversification of its revenues by business and geographic area. Commercial banking continues to be our main business. Retail banking is the most important source of revenues, generating one-third of the total, followed by corporate banking, which accounts for roughly 20% of total. The Group is highly focused on international markets, as demonstrated by its revenue breakdown by geographic market. Italy remains the principal market for the Group, but substantial revenues are derived also from Germany, the CEE countries and Austria.

UniCredit Group at a Glance

Integrity: a Condition of Sustainability

While profit generation is an essential prerequisite for ensuring business success and growth, in UniCredit's view it is not, however, sufficient per se.
Profit must be generated with the integrity that promotes reputation, both internally and externally in order to create sustainability.

UniCredit Group emphasizes the entrepreneurial ability of its employees. To do that the Group does not simply rely on an effective governance mechanism, but also on a set of shared values to which colleagues can relate in their working life.

The Integrity Charter enshrines the body of these shared values which represent our "Foundations of Integrity": Fairness, Respect, Freedom, Transparency, Reciprocity and Trust.

For each of the main stakeholder groups making up the business (Employees, Investors, Customers/suppliers, Local communities), UniCredit has explained how to interpret those values which are considered essential to transform profit into value in a sustainable way.

The aim is to provide a useful behavioural framework for the resolution of the dilemmas that employees inevitably encounter during their everyday activities, and to help them to make responsible and consistent professional decisions.

Employee distribution[1] (%)


25.1
8.6
18.0
17.9
Italy
Germany
Poland
Turkey
Austria
Others

1. By employee nationality.
Source: internal data as at 31 December 2006.

At UniCredit Group, cultural diversity is embraced and seen as a differentiating strength.

The percentage of people coming from the main geographical regions in which UniCredit operates is well balanced.


UniCredit Group
Values Expressed Through Our Behavior ...
... Building Our Reputation ...
... For All of Our Stakeholders
Fairness
Transparency
Respect
Reciprocity
Freedom
Trust
Our key enabler
to transform
our profits
into
sustainable value
Our Colleagues
Our Customers
Our Suppliers
Our Investors
The Local Communities in which We Operate
It is this group identity, together with our strong performance and sense of innovation, which sets us apart from our competitors.
THE INTEGRITY CHARTER
This means paying proper attention
in order to make markets ever more open and competitive
Fairness in relation to Local Communities
We must be proactive in our relations with all stakeholders, by offering support, services and opportunities without discrimination.
We should promote local development by choosing initiatives that take account of the real needs of communities and local areas and are consistent with the goal of creating sustainable value.
UniCredit Group
Create spaces for discussion and dialogue, in which mutual exchange of information may increase our legitimacy and reputation.
and local cultures
your territory
UniCredit Group



Franco Fontana, "Basilicata", 1985, UniCredit Collection.

Strategy, Business Model and Results

CEO's Letter



"...there is no room for complacency and we must keep driving forward."

Dear Shareholders,

Having concluded the largest cross-border merger in the financial sector in Europe barely one year ago, we have moved decisively and aggressively to integrate operations in our major 'home markets'. But we have never taken our eye off the ball: at the same time we have consistently delivered on our ambitious financial targets. In fact, we have outperformed many of our peers in most of the key performance areas.

On the integration side, the implementation also in Germany and Austria of our business division model aimed at providing leading solutions for each customer segment is now largely concluded.

The transfer to UniCredit of BA-CA's direct control and assignment to the latter of the responsibility to manage the banks operating in Central and Eastern European countries, represented other milestones in the rationalisation of the Group's corporate structure.

The setting-up of the CEE Division not only made it possible to pursue the significant growth opportunities available in this geographical area – where our Group is

the undisputed leader – but also allowed us to optimise the integration of the banks by harmonising their operating systems and governance models.
The year also saw the successful reorganisation of most of the activities of those business lines where international scale and reach are paramount.

In Asset Management, the processes of investment, distribution and product policy were concentrated under the Pioneer brand. Significant progress was made in the reorganisation of investment banking activities, thanks to the creation of a specialised European operator which combines the skills and expertise developed by HVB, BA-CA and UniCredit in this sector.

The purpose of setting up global competence centres was to improve the quality of our products and services throughout the Group. We have therefore centralised both transnational services and correspondent banking, and all leasing business within our Corporate Division, while the international development of Clarima, our consumer finance arm, has been started in our Retail Division.

But in addition to our reorganisation and integration efforts, the past year was also marked by significant value creation: operating profit increased by 27.8% and net profit by 61.3%, while ROE rose to 16.7%, from 10.7% in 2005 proforma. EVA for 2006 was up by €1,500 million on the previous year.
Group revenue rose by 12.5% thanks to the growth seen in all Divisions, especially in the CEE countries (more than 20%). Cost rationalisation initiatives and synergies deriving from the increased size of the Group determined an improvement in the cost/income ratio of all Divisions. For the Group as a whole, this ratio fell from 61.7% to 56.5%.

The excellent operating results were accompanied by an improvement of asset quality and a strengthening of our capital ratios.

Needless to say, we are extremely proud of our results, both in terms of operations and profit. But, in a dynamic and rapidly consolidating sector like ours, there is no room for complacency and we must keep driving forward.
Our success is also due to our proven ability to anticipate changes in the market and to be 'first movers'. This is precisely the mindset that we want to continue to cultivate.

Our future strategy is already mapped out.

In the coming months, we will be focusing primarily on the final implementation of our organisational model. The aim is to provide our customers with superior service, thanks to our understanding of their needs at the local level and the economies of scale, scope and experience that only a global network such as ours can provide.

We will also be concentrating on optimising our capital management. Our goal, beyond maximising resource efficiency, is to ensure that we have the necessary financial flexibility to seize any opportunities presented by the market.

Last, but by no means least, I want to address what I believe is a key objective. The creation of a strong and shared new Group identity and corporate culture, aimed at unleashing the power of diversity must be regarded as a priority to make sustainable and profitable in the long-term the integration already achieved in business terms.

In order to retain our position as one of the leading banking groups in Europe, we need to have effective governance and compliance systems, but we must also empower all our employees to enhance their entrepreneurial and innovation capabilities.

Only by providing a clear values framework we can grant our people the proper degree of freedom and instil a broad acknowledgment of the operational and behavioural models which help reduce the reputational risk of our actions.
This is a long and demanding process, but the first significant moves have already been made. Our Integrity Charter, enshrining the body of shared values which underpin the Group's identity, has been discussed in working sessions by all Group employees to understand how to put into practice such values in their everyday working life.

To all of our people I would like to say a sincere thank you for their commitment, professionalism, and for the determination they have shown in managing the many changes that were asked of them as part of the integration process. It is to their ability that we owe our good 2006 results and it is their skill that is the Group's greatest asset.

Alessandro Profumo
CEO

Report on Operations

Notes

The consolidated accounts of the UniCredit Group are prepared on the basis of IFRS as required by the Banca d'Italia instructions contained in Circular 262 dated 22 December 2005.

The report on operations provides condensed income statement and balance sheet formats. The reconciliation of these with the mandatory formats for accounts is contained in an Annex to the Accounts. The main items reclassified were the following:

- Dividend and other income includes profits (losses) of equity investments valued at equity and does not include dividend on held-for-trading shares (which are added to trading profits, hedging profits and gains on assets and liabilities designated at fair value through profit or loss).
- Net other income (expense) includes the insurance business result and other operating income/expense, but does not include recoveries of costs, which have their own item.
- Payroll, Other administrative expense, value adjustments of Property, plant and equipment and Intangible assets, and General provisions are net of costs connected to integration with the HVB Group, which have their own item. Value adjustments of Property, plant and equipment do not include impairment losses and writebacks on investment property, which are recognised in net investment income.
- Value adjustments of goodwill due to recognition of deferred tax assets relating to previous-year losses disclosed by our sub-group HVB have been reclassified as current tax expense.
- Net investment income includes the gains (losses) and writedowns (writebacks) of available-for-sale financial assets and held-to- maturity financial assets, as well as gains (losses) on equity investments and disposals of investments.

Results by business area are presented on the basis of the new organisational structure with details for the six Business Divisions (Retail, Corporate, Private Banking & Asset Management, Markets & Investment Banking, Poland Markets and Central Eastern Europe) up to profit before tax.

The main changes occurring in this area in 2006 were due to the expansion of the scope of consolidation of the HVB Group with the addition of about 70 companies, and the sale of Splitska Banka (30 June 2006), Uniriscossioni and 2S Banca (end-September 2006) and Banque Monégasque de Gestion (early October 2006). New entries (all in H1) included: in Q1 2006 the 38 companies from the Immobilien Group HVB Bank Latvia, Joint Stock Commercial Bank HVB Ukraine, several companies from the BA-CA sub-group (including Nova Banjalucka Banka, CAIB International Markets and BPH Investment Fund Company) and several other smaller companies were fully consolidated giving a total of 48 companies; while in Q2 2006 the area of consolidation of the HVB Group expanded to include HVB Capital Partners AG and 19 subsidiaries of BA-CA; 17 companies of the latter comprise the real estate sub-group Universale International Realitäten GmbH.

The income statement for fiscal 2005 presented in the report on operations was restated to take into account the significant changes in the scope of consolidation which occurred in late 2005.

The 2005 accounts included a pro-forma income statement for the year, which was prepared as if the date of the combination with the HVB Group was 1 January 2005. In order to ensure the greatest degree of standardisation, this income statement was further adjusted starting with the Q1 2006 report to incorporate the operating results for the Yapi ve Kredi Group before the acquisition (September 2005), and the impact on the income statement of classifying Uniriscossioni and 2S Banca under disposal groups. The Yapi ve Kredi Group income statement used for this purpose was stripped of extraordinary items and minorities' net profit. The HVB Group income statements for the comparable periods, on the other hand, were not restated to take account of the changes in its scope of consolidation. The effects of these changes, along with exchange differences arising from conversion of subsidiaries' profit and loss accounts, are also specified in the notes to the income statements.

Finally, it should be noted that following the completion of purchase price allocation in respect of the business combination with the HVB Group, the 2005 balance sheet fair values of several acquired assets have been restated as described in Section G of the notes to accounts. The new valuations also have a financial impact, in some cases, due to the amortisation of differences vis-à-vis the provisional valuations at the end of 2005. Thus, as required by IFRS 3, income statements drawn up after the acquisition date were restated including the pro-forma 2005 income statement in order to maintain comparability. The pro-forma 2005 income statement recognises higher net interest income (by €62 million) and lower writedowns on loans and receivables (by €10 million) off-set by higher writedowns on plant, property and equipment and intangible assets (by €74 million).

UniCredit Highlights

Profit and Loss Figures

(€ million)

	YEAR		CHANGE
	2006	2005 Pro-forma	
Operating income	23,464	20,850	+ 12.5%
Operating costs	13,258	12,862	+ 3.1%
Operating profit	10,206	7,988	+ 27.8%
Profit before tax	8,210	5,567	+ 47.5%
Net Profit attributable to the Group	**5,448**	**3,378**	**+ 61.3%**

Profitability Ratios

	YEAR		CHANGE
	2006	2005 Pro-forma	
EPS (€)	0.53	0.33	+0.20
ROE[1]	16.7%	10.7%	+ 6.0
Cost/income ratio	56.5%	61.7%	- 5.2
EVA[2] (€ million)	2,392	891	+ 1,501

Balance Sheet Main Items

(€ million)

	AMOUNTS AS AT		CHANGE
	31.12.2006	31.12.2005	
Total assets	823,284	787,284	+ 4.6%
Loans and receivables with customers	441,320	425,277	+ 3.8%
Deposits from customers and debt securities in issue	495,255	462,226	+ 7.1%
Shareholders' equity	**38,468**	**35,199**	**+ 9.3%**

Capital Ratios

	AS AT		CHANGE
	31.12.2006	31.12.2005	
Core Tier 1/Total risk-weighted assets	5.82%	5.33%	+ 0.49
Total regulatory capital/Total risk-weighted assets	10.50%	10.16%	+ 0.34

Staff and Branches

	AS AT		CHANGE
	31.12.2006	31.12.2005	
Employees[3]	142,406	145,842	- 3,436
Employees (KFS Group consolidated proportionally)	132,480	135,573	- 3,295
Branches[4]	7,269	7,184	+ 85

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	A1	STABLE
Standard & Poor's	A-1	A+	STABLE

1. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge).
2. Economic Value Added, equal to the difference between the NOPAT (net operating profit after taxes) and the cost of capital.
3. "Full time equivalent". These figures include all of Koç Financial Services Group employees, although such Group is consolidated proportionately. The HVB Group figure has been proforma'd to take into account companies first consolidated in 2006.
4. Koç Financial Services Group, which is consolidated proportionately, is considered at 100%.

Reclassified Accounts

Consolidated Balance Sheet

(€ million)

	AMOUNTS AS AT		CHANGE	
	31.12.2006	31.12.2005	AMOUNT	PERCENT
Assets				
Cash and cash balances	5,681	3,459	+ 2,222	+ 64.2%
Financial assets held for trading	191,593	172,179	+ 19,414	+ 11.3%
Loans and receivables with banks	83,715	76,099	+ 7,616	+ 10.0%
Loans and receivables with customers	441,320	425,277	+ 16,035	+ 3.8%
Financial investments	59,130	65,752	- 6,622	- 10.1%
Hedging instruments	3,238	4,920	-1,682	- 34.2%
Property, plant and equipment	8,615	7,797	+ 818	+ 10.5%
Goodwill	9,908	9,802	+ 106	+ 1.1%
Other intangible assets	3,428	3,579	- 151	- 4.2%
Tax assets	7,746	6,933	+ 813	+ 11.7%
Non-current assets and disposal groups classified as held for sale	573	3,309	- 2,736	- 82.7%
Other assets	8,337	8,178	+ 159	+ 1.9%
Total assets	**823,284**	**787,284**	**+ 36,000**	**+ 4.6%**
Liabilities and shareholders' equity				
Deposits from banks	145,683	141,682	+ 4,001	+ 2.8%
Deposits from customers and debt securities in issue	495,255	462,226	+ 33,029	+ 7.1%
Financial liabilities held for trading	103,980	107,094	- 3,114	- 2.9%
Financial liabilities designated at fair value	1,731	1,129	+ 602	+ 53.3%
Hedging instruments	3,708	4,499	- 791	- 17.6%
Provisions for risks and charges	6,871	6,535	+ 336	+ 5.1%
Tax liabilities	6,094	5,925	+ 169	+ 2.9%
Liabilities included in disposal groups classified as held for sale	97	1,887	- 1,790	- 94.9%
Other liabilities	17,123	16,871	+ 252	+ 1.5%
Minorities	4,274	4,237	+ 37	+ 0.9%
Shareholders' equity:	38,468	35,199	+ 3,269	+ 9.3%
- Capital and reserves	*30,855*	*31,102*	*- 247*	*- 0.8%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*2,165*	*1,627*	*+ 538*	*+ 33.1%*
- Net profit	*5,448*	*2,470*	*+ 2,978*	*+ 120.6%*
Total liabilities and shareholders' equity	**823,284**	**787,284**	**+ 36,000**	**+ 4.6%**

Note: Pursuant to IFRS 3, some amounts as at 31.12.2005, concerning the fair value of HVB Group assets and liabilities acquired, have been restated following the finalisation of "Purchase Price Allocation".

Consolidated Income Statement

(€ million)

	YEAR		CHANGE			YEAR
	2006	2005 Pro-forma	€M	PERCENT	NORMALIZED[1]	2005 HISTORICAL
Net interest	12,155	11,281	+ 874	+ 7.7%	+ 7.2%	5,394
Dividends and other income from equity investments	705	758	- 53	- 7.0%	- 9.1%	225 [2]
Net interest income	**12,860**	**12,039**	**+ 821**	**+ 6.8%**	**+ 6.1%**	**5,619**
Net fees and commissions	8,348	7,435	+ 913	+ 12.3%	+ 10.8%	4,373
Net trading, hedging and fair value income	1,922	1,530	+ 392	+ 25.6%	+ 25.0%	868 [2]
Net other expenses/income	334	-154	+ 488	n.a.	n.a.	159 [3]
Net non-interest income	**10,604**	**8,811**	**+ 1,793**	**+ 20.3%**	**+ 15.5%**	**5,400**
OPERATING INCOME	**23,464**	**20,850**	**+ 2,614**	**+ 12.5%**	**+ 10.1%**	**11,019**
Payroll costs	-7,845	-7,452	- 393	+ 5.3%	+ 3.6%	-3,720
Other administrative expenses	-4,431	-4,313	- 118	+ 2.7%	+ 0.5%	-2,092
Recovery of expenses	285	236	+ 49	+ 20.8%	+ 21.0%	235
Amortisation, depreciation and impairment losses on intangible and tangible assets	-1,267	-1,333	+ 66	- 5.0%	- 6.6%	-468
Operating costs	**-13,258**	**-12,862**	**- 396**	**+ 3.1%**	**+ 1.2%**	**-6,045**
OPERATING PROFIT	**10,206**	**7,988**	**+ 2,218**	**+ 27.8%**	**+ 24.5%**	**4,974**
Goodwill impairment	-9		- 9	..		
Provisions for risks and charges	-473	-252	- 221	+ 87.7%		-154
Integration costs	-465	-580	+ 115	- 19.8%		- 177
Net write-downs of loans and provisions for guarantees and commitments	-2,233	-2,273	+ 40	- 1.8%		-905 [3]
Net income from investments	1,184	684	+ 500	+ 73.1%		330
PROFIT BEFORE TAX	**8,210**	**5,567**	**+ 2,643**	**+ 47.5%**		**4,068**
Income tax for the period	-2,138	-1,710	- 428	+ 25.0%		-1,396
HVB Group net profit after acquisition	-	-	-	-		59
NET PROFIT	**6,072**	**3,857**	**+ 2,215**	**+ 57.4%**		**2,731**
Profit (Loss) from non-current assets held for sale, after tax	56	69	- 13	- 18.8%		-
PROFIT (LOSS) FOR THE YEAR	**6,128**	**3,926**	**+ 2,202**	**+ 56.1%**		**2,731**
Minorities	-680	-548	- 132	+ 24.1%		-261
NET PROFIT ATTRIBUTABLE TO THE GROUP	**5,448**	**3,378**	**+ 2,070**	**+ 61.3%**		**2,470**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.

The 2005 pro-forma income statement has been restated in order to account for the effects of the finalisation of the Purchase Price Allocation associated with HVB Group business combination.

1. Adjusted for first-time consolidation effects and exchange differences.

2. The amount is different from the one reported in 2005 Accounts due to reclassified dividends on equity instruments.

3. The amount is different from the one reported in 2005 Accounts due to the reclassification of gains on disposal/repurchase since March 2006.

Report on Operations

Income Statement - Quarterly Figures

Consolidated Income Statement

(€ million)

	2006				2005 Pro-forma			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	3,250	3,002	2,942	2,961	2,848	2,874	2,806	2,753
Dividends and other income from equity investments	180	150	268	107	259	128	286	85
Net interest income	**3,430**	**3,152**	**3,210**	**3,068**	**3,107**	**3,002**	**3,092**	**2,838**
Net fees and commissions	2,155	1,951	2,109	2,133	1,959	1,908	1,809	1,759
Net trading, hedging and fair value income	234	431	564	693	264	432	230	604
Net other expenses/income	45	96	101	92	-213	39	17	3
Net non-interest income	**2,434**	**2,478**	**2,774**	**2,918**	**2,010**	**2,379**	**2,056**	**2,366**
OPERATING INCOME	**5,864**	**5,630**	**5,984**	**5,986**	**5,117**	**5,381**	**5,148**	**5,204**
Payroll costs	-2,021	-1,926	-1,948	-1,950	-2,010	-1,834	-1,804	-1,804
Other administrative expenses	-1,156	-1,095	-1,057	-1,123	-1,068	-1,109	-1,093	-1,043
Recovery of expenses	100	64	66	55	60	60	62	54
Amortisation, depreciation and impairment losses on intangible and tangible assets	-369	-289	-303	-306	-355	-320	-327	-331
Operating costs	**-3,446**	**-3,246**	**-3,242**	**-3,324**	**-3,373**	**-3,203**	**-3,162**	**-3,124**
OPERATING PROFIT	**2,418**	**2,384**	**2,742**	**2,662**	**1,744**	**2,178**	**1,986**	**2,080**
Goodwill impairment	-9							
Provisions for risks and charges	-274	-56	-79	-64	-139	-38	-4	-71
Integration costs	-361	-52	-52	-	-520	-60	-	-
Net write-downs of loans and provisions for guarantees and commitments	-552	-665	-501	-515	-680	-509	-575	-509
Net income from investments	108	450	449	177	228	107	66	283
PROFIT BEFORE TAX	**1,330**	**2,061**	**2,559**	**2,260**	**633**	**1,678**	**1,473**	**1,783**
Income tax for the period	-345	-442	-634	-717	-243	-488	-447	-532
NET PROFIT	**985**	**1,619**	**1,925**	**1,543**	**390**	**1,190**	**1,026**	**1,251**
Profit (Loss) from non-current assets held for sale, after tax		17	16	23	25	38	5	1
PROFIT (LOSS) FOR THE YEAR	**985**	**1,636**	**1,941**	**1,566**	**415**	**1,228**	**1,031**	**1,252**
Minorities	-92	-174	-230	-184	-128	-187	-108	-125
NET PROFIT ATTRIBUTABLE TO THE GROUP	**893**	**1,462**	**1,711**	**1,382**	**287**	**1,041**	**923**	**1,127**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.
The income statements of the previous quarters have been restated in order to account for the effects of the finalisation of the Purchase Price Allocation associated with HVB Group business combination.

UniCredit Share

Share Information

	2006	2005	2004	2003	2002	2001	2000	1999
Share price (€)								
- maximum	6.727	5.864	4.421	4.425	5.255	5.865	6.115	5.787
- minimum	5.564	4.082	3.805	3.144	3.173	3.202	3.586	3.845
- average	6.161	4.596	4.083	3.959	4.273	4.830	4.976	4.606
- end of period	6.654	5.819	4.225	4.303	3.808	4.494	5.572	4.924
Number of outstanding shares (million)								
- at period end [1]	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2
- shares cum dividend	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average [1]	10,345.2	6,730.3	6,303.6	-	-	-	-	-
Dividend								
- total dividends (€ million)	2,486	2,276	1,282	1,080	995	724	649	648
- dividend per ordinary share	0.240	0.220	0.205	0.171	0.158	0.141	0.129	0.129
- dividend per savings share	0.255	0.235	0.220	0.186	0.173	0.156	0.137	0.137

1. The number of shares given for 2004, 2005 and 2006 is net of own shares (19.4 million for 2004 average and 87 million from end-2004 onwards).

Earnings Ratios

	IAS/IFRS			ITALIAN GAAP						
	2006	2005	2004	2004	2003	2002	2001	2000	1999
Shareholders' equity (€ million)	**38,468**	**35,199**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**
Group portion of net profit (€ million)	**5,448**	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**
Net worth per share (€)	3.72	3.42	2.30	2.21	2.06	1.95	1.89	1.72	1.55
Price/ Book value	1.79	1.70	1.84	1.91	2.09	1.96	2.38	3.24	3.18
Earnings per share (€)	0.53	0.37	0.33	0.34	0.31	0.29	0.28	0.28	0.26
Payout ratio (%)	45.6	92.1		60.2	55.1	55.2	49.8	46.5	50.3
Dividend yield on average price per ordinary share (%)	3.90	4.79		5.02	4.32	3.70	2.92	2.59	2.80

EPS - Earnings per share (€)


0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.26
0.28
0.28
0.29
0.31
0.34
0.33
0.37
0.53
1999
2000
2001
2002
2003
2004
2004 IAS-IFRS
2005 IAS-IFRS
2006 IAS-IFRS

Macroeconomic and Banking Scenario

In the second half of 2006 the world economy continued to follow its robust upward growth trend with growth at the end of the year that again exceeded expectations, especially in Europe.

The United States, despite a slowdown in H2'06 showed an overall increase in GDP of 3.3% in 2006.

However, it was the fast pace of growth in Europe, and especially in Germany, that was the distinguishing feature of last year's economic cycle. The year ended with a 2.8% growth rate for the euro area, 2.9% for Germany, 1.9% for Italy and 3.2% for Austria. A clear resurgence in domestic demand levels, based on rapid growth in business investments, and a positive contribution to growth coming also from individual consumption and investments in construction (after years of stagnation for the former and decline for the latter) were the new factors for Germany which, thanks also to its significant competitive capacity, saw its exports grow faster than world trade growth rates. There was also a significant recovery in investment growth in Italy after a decline in 2005, and strong growth in individual consumption, which was in line with GDP. With individual consumption growing at the same pace as in previous years, Austria also posted an increase in GDP (3.2% compared to 2.0% in 2005) which was tied to investments.

Business confidence surveys actually reflected particularly positive trends: The German IFO business confidence index ended the year at an all-time high, and surveys conducted by the European Commission showed a high level of business confidence. As a reflection of this, industrial production grew 5.6% for the year in Germany, 2.4% in Italy and over 6% in Austria. On the other hand, the recovery of consumer confidence was slightly more moderate. The unemployment rate dropped from 11.3% to 9.8% in Germany, from 7.5% to 6.8% in Italy and from 5.1% to 4.6% in Austria.

PMI manufacturing Index


60
55
50
45
40
Austria
Germany
Italy
gen 00
ott 00
lug 01
apr 02
gen 03
ott 03
lug 04
apr 05
gen 06
ott 06

Investments (at constant prices) Q1 1996 = 100


164
154
144
134
124
114
104
94
Austria
Germany
Italy
mar-96
set-97
mar-99
set-00
mar-02
set-03
mar-05
set-06

Policy rates


6
5
4
3
2
1
0
US Fed Funds
ECB refi
03.01.2005
09.05.2005
12.09.2005
16.01.2006
22.05.2006
25.09.2006
29.01.2007

Banking and Financial Markets

These positive trends did not have a material impact on inflation, and all things considered, even the sharp increases in commodity prices had limited effects. Inflation in the euro zone was 2.2% in 2006. However, given the low initial level, and a growing economy, the European Central Bank continued its policy of gradual "normalisation" of interest rates, with 5 rate hikes of 25 bps each during the year, bringing its key interest rate to 3.5% in December.

Economic growth in CEE countries was also particularly strong in 2006. Individual consumption and investments were the main driving forces of economic growth in nearly all countries. The inflow of new foreign direct investments and continued sound competition at the international level provided further support for this trend.

Exchange rates moved in the direction of a general appreciation with the sole exceptions being the Turkish lira, which was more heavily impacted by the sell-off in financial markets in May and June, and the Hungarian forint, which after being depreciated at the beginning of the year, recovered at the end of the year benefiting from the growing credibility of the Hungarian government's tax reform programme. Inflationary pressures subsided in Q406, resulting in an overall change in monetary policy in many countries in the region. After implementing largely restrictive policies at the beginning of 2006, central banks preferred to return to more prudent "wait and see" positions at the end of the year, leaving rates unchanged.

Low inflation levels and the strong appreciation of the exchange rate led the Slovak and Czech central banks to leave rates unchanged in Q406 following total increases of 175 and 50 bps., respectively, in the preceding months. In the second half 2006, the Turkish central bank also resumed its "wait and see" approach by leaving its reference rate unchanged at 17.5%. In Croatia, monetary policy did not succeed in curbing the growth of bank lending and foreign debt, both of which remained at high levels, while in Romania, rigorous monetary policy successfully bolstered the disinflation process. In Poland, instead, interest rates remained unchanged at 4% after an overall rate cut of 50 bps. at the beginning of the year.



Luigi Carboni,
"In assenza di prove",
2004-2005,
UniCredit Collection.

Profitability in the banking sector in 2006 kept pace with the good performance of the economy.

In the credit market, growth benefitted in particular from the sharp increase in investments. In fact, lending was mainly bolstered by the corporate sector. In Italy total loan growth was 10.9% y/y in December 2006 (up by 8.8% in December 2005), primarily due to non-financial companies whose loan demand grew by 12.4% y/y in December 2006 (up by 5.0% in December 2005). On the other hand, loans to households continued to grow at a strong but slightly slower pace (up by 9.8% compared to an increase of 11.7% in 2005). In Germany, the credit market also showed signs of recovery, although to a lesser extent than in the rest of the euro zone. After over three years of decline, total loans ended 2006 at the same level as in December 2005, again due to the significant recovery in business demand (up by 1.9% y/y vs. a decline of 2.0% in 2005), while households posted growth rates that were nearly unchanged (up by 1.1% y/y in December 2006, compared to 1.4% in 2005). Austria posted solid, but slightly lower, growth (up by 4.7% y/y vs. an increase of 5.3% y/y in 2005) with higher growth rates in loans to households and a slower rate of increase in business loans, which were partly affected by weakness in small and medium-sized businesses.

There was also a strong increase in direct deposit volume in 2006 due to a growing preference in Germany and Austria, and in the euro zone, for less liquid deposits (time deposits) that have a higher return than current accounts. Non-financial companies were again the driving force behind deposit growth. In Austria, deposits on the whole rose by 4.7% y/y in December 2006 as in 2005, while time deposits rose by 14.3%

compared with 8.5% in 2005. In Germany time deposits rose by 11.4% y/y compared with 1.5% in December 2005, while total deposits were up by 5.2% (3.5% in 2005). In Italy, current account deposits (the prevalent form of bank deposits) were up by 5.2% y/y in November (9.1% in December 2005), and there was again strong growth in bonds issued by banks, which were up by 12.4% in November (10.3% in December 2005).

The growth in banking business in 2006 was accompanied by a gradual widening of bank spreads (difference between the lending and deposit rate). This phenomenon was more pronounced in Italy than in Austria, and still almost negligible on a year-on-year comparison in Germany, since German lending rates began their upward rise only at the end of the year. In Italy spreads widened by 23 basis points (bps) to 3.93% in December 2006, up from 3.70% in December 2005. In Austria spreads were up by only 7 bps from 2.31% at the end of 2005 to 2.38%, while in Germany, spreads were down by 41 bps y/y from 3.63% to 3.22% at the end of 2006.

In 2006 financial markets also posted strong growth levels. At year end, the Morgan Stanley Capital Index Europe was up by 15.9% over December 2005. The Italian equity market reported similar performance (the S&PMib index was up by 16.0% y/y), while both Austrian and German stock exchanges outperformed their peers with increases of 21.7% (ATX) and 22.0% (DAX 30), respectively.
However, even though the mutual fund sector in Austria and Germany solidified gains achieved in 2005 due in part to good market performance, in Italy it ended the year in decline with significant outflows of funds. In Italy, the net fund outflow was €17.9 billion (compared to an inflow of €8.4 billion in 2005) with total assets down by 0.2% at the end of 2006. In Austria, however, the market was up by 7.8% y/y with a net inflow of €9.0 billion (an inflow of €21.2 billion in 2005), and in Germany mutual fund asset growth was slightly lower (up by 6.6% y/y), and the overall inflow was €55.0 billion (€80.0 billion in 2005).



Franco Fontana, "Basilicata", 1978, UniCredit Collection.

Highlights on Results and Performance for the Year

Our reorganisation and development processes were set in train to maximise value creation for our stakeholders – the people working in our Group, our customers and suppliers, investors and local communities. Our 2006 results show that this objective was reached last year:

- operating profit up by 28%
- net profit up by 61%
- EPS of 53 € cents (up from 33 € cents in 2005 (pro-forma)
- ROE 16.7% (up from 10.7% pro-forma) and
- a €1.5 billion increase in EVA over 2005.

Operating profit was €10.2 billion as against €8 billion in 2005 – this excellent result was mainly due to a 12.5% increase in operating income over 2005 (10.1% at constant exchange rates and scope of consolidation), thanks to a good contribution from all Divisions and especially marked progress of over 20% in the CEE area. This performance stems from our decision to optimise and strengthen our presence in the more mature markets of Italy Germany and Austria and to expand in the emerging markets of Central and Eastern Europe.

The operating income result is also gratifying in terms of future sustainability and the balance between its various components: net interest income grew significantly (by 7%), as did net fees and commissions (by 12.3%) and trading, hedging and fair value income (by 25.6%).

The 7.7% increase in net interest was mainly due to volume growth in customer business.

Customer loans were €441 billion at 31 December 2006 – an increase of 3.8% over 2005, which was driven by CEE (up by 28%) and Italy (up by 11%, with good growth both in Retail and Corporate), while Germany and Austria saw a slight reduction.
Consumer credit grew by 28% and overdrafts by 18%. Residential mortgages grew by less than 1%: this was mostly due to a shrinking of the stock in Germany caused by a slowdown in loan production and asset sales.

Customer deposits (not including securities in issue) were €288 billion

Summary results (€ billion)



2005
2006
8,0
10,2
3,4
5,4
0,9
2,4
Operating Income
Group Net Profit
EVA

Breakdown of operating income (€ billion)



0,6
1,5
7,4
11,3
2005
1,1
1,9
8,3
12,2
2006
Other Revenues
Net Trading income
Net commission
Net interest

Lending and deposits (€ billion)



2005
2006
425
441
268
288
224
246
Customer loans
Customer deposits
(not including securities in issue)
Assets under Management

– up by 7% over 2005, with double-digit growth in CEE (up by 16%) and Italy (up by 14%).
The widening of interest-rate spreads following a rise in market rates was also a positive factor due to increased mark-down on deposits, especially Retail deposits.

Net fees and commissions were €8.3 billion – here the decisive driver was asset management and administration, which earned €4 billion, increasing by 12% over 2005. The figure reflects positive outcomes in business volume at the Group's asset management companies[1]. At end-2006 assets under management were close to €246 billion – an increase of almost 11% over 2005 – due partly to favourable trends in the financial markets, and partly to net inflows in 2006 of €8.4 billion, half of which were achieved in the US, while the acquisition of the US firm Vanderbilt brought assets of about €10 billion. Our market share trends support the good performance in asset management: in Italy our share grew from 15.17% (January 2006) to 15.57% at year-end; in Austria from 15.73% to 16.02% during the year. Commissions on payment services also grew sharply, by 19%.

The 25.6% increase in trading, hedging and fair value income was mainly due to the Markets and Investment Banking Division (MIB) - specifically, structured derivatives with institutional and corporate clients, and equities in Germany and Austria.
Significant gains on fair value measurement of positions in held-for-trading securities and forex at the Corporate Centre in Germany more than off-set the negative impact of fair value measurement of our option on Generali shares (down €18 million from 2005) and of the fact that the *Convertendo* FIAT bond gains (€75 million in 2005) were not repeatable.

Operating costs grew by 3.1% over 2005 (but by 1.2% at constant exchange rates and scope of consolidation), being a mix of restructuring and efficiency enhancement on the one hand, and development projects on the other.
Payroll was the component that grew fastest – by 5.3% or 3.6% at constant exchange rates and scope of consolidation. This increase was entirely due to the price effect, of contractual increases and the greater impact of variable compensation linked to business results, as well as the alignment of the standards between the various Group entities.
FTE staff numbers were 142,406 at year-end[2], more than 3,400 fewer than in 2005.

Net fees and commissions (€ million)

	YEAR		CHANGE	
	2006	2005	AMOUNT	PERCENT
Asset management, custody and administration:	4,030	3,595	+ 435	+ 12.1%
segregated accounts	*295*	*131*	*+ 164*	*+ 125.2%*
management of collective investment funds	*2,169*	*1,946*	*+ 223*	*+ 11.5%*
insurance products	*555*	*437*	*+ 118*	*+ 27.0%*
securities dealing, placement and other services	*1,011*	*1,081*	*- 70*	*- 6.5%*
Current accounts, loans and guarantees	1,917	1,775	+ 142	+ 8.0%
Collection and payment services	1,380	1,159	+ 221	+ 19.1%
Forex dealing	534	501	+ 33	+ 6.6%
Other services	487	405	+ 82	+ 20.2%
Total net fees and commissions	**8,348**	**7,435**	**+ 913**	**+ 12.3%**

Operating costs (€ billion)


5,4
7,5
5,4
7,9
Other oper. costs
Payroll costs
2005
2006

1. Data refer to Pioneer Group, Nordinvest and Capitalinvest.
2. The KFS Group is consolidated proportionately in the accounts, but staff numbers are included in full.

This reduction was due to the following factors:

- rightsizing at the Corporate Centre in Germany (-528), in the Retail Division (-680 net of increases n consumer finance and mortgages areas), in Turkey (-235), Poland (-408) and the Czech Republic (-278) and in Global Banking Services
- certain companies leaving the Group (2S Banca, Uniriscossioni, Splitska banka and Banque Monégasque de Gestion)
- business expansion in certain CEE countries, especially Russia (+536) and Hungary, in leasing and in the Private Banking and Asset Management Division.

Other administrative expenses rose by 2.7% over 2005, but by no more than 0.5% at constant exchange rates and scope of consolidation.
This was the result of significant efficiency gains, especially in Germany, which almost entirely off-set not only inflationary increases, but also the cost increase of new branch openings in CEE (Poland, Russia, Hungary and Bosnia), the centralisation in Group HQ in Milan of certain services and the development of strategic projects including Basel II.
Consequently our cost/income ratio markedly improved - down from 61.7% to 56.5%, in line with the path laid down in the strategic plan.

These excellent operating results were matched by an improvement in credit risk.
Impairment losses on loans and guarantee and commitment provisions fell by 1.8% from 2005. The increase reported by the Divisions and the Corporate Centres, in part due to extraordinary provisions made in Austria and Germany in order to comply with Group standards for the coverage of past-due loans and general provisions, will not impact consolidated financial statements insofar as it has already been included in the valuation of HVB Group assets as part of the Purchase Price Allocation (PPA) process.
The cost of credit risk (i.e., the ratio of impairment losses on loans and guarantee provisions, net of write-backs, to average risk-weighted assets for credit risk) was 56bp for the Group - an improvement of 5bp over 2005 including the PPA effect;

Impaired loans to Customers (by type)

(€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 31.12.2006						
Face value	17,698	4,847	**22,545**	4,394	1,016	**27,955**
as a percentage of total loans	*3.87%*	*1.06%*	***4.94%***	*0.96%*	*0.22%*	***6.12%***
Write-downs	10,886	1,259	**12,145**	1,388	146	**13,679**
coverage ratio	*61.5%*	*26.0%*	***53.9%***	*31.6%*	*14.4%*	***48.9%***
Carrying value	6,812	3,588	**10,400**	3,006	870	**14,276**
as a percentage of total loans	*1.54%*	*0.81%*	***2.36%***	*0.68%*	*0.20%*	***3.23%***
As at 31.12.2006 comparable						
Face value	14,701	11,128	**25,829**	483	1,643	**27,955**
as a percentage of total loans	*3.22%*	*2.44%*	***5.65%***	*0.11%*	*0.36%*	***6.12%***
Write-downs	9,052	4,339	**13,391**	75	213	**13,679**
coverage ratio	*61.6%*	*39.0%*	***51.8%***	*15.5%*	*13.0%*	***48.9%***
Carrying value	5,649	6,789	**12,438**	408	1,430	**14,276**
as a percentage of total loans	*1.28%*	*1.54%*	***2.82%***	*0.09%*	*0.32%*	***3.23%***
As at 31.12.2005						
Face value	17,105	15,705	**32,810**	491	2,554	**35,855**
as a percenteage of total loans	*4.01%*	*3.68%*	***7.69%***	*0.12%*	*0.60%*	***8.41%***
Write-downs	10,244	6,763	**17,007**	72	622	**17,701**
coverage ratio	*59.9%*	*43.1%*	***51.8%***	*14.7%*	*24.4%*	***49.4%***
Carrying value	6,861	8,942	**15,803**	419	1,932	**18,154**
as a percentage of total loans	*1.61%*	*2.10%*	***3.70%***	*0.10%*	*0.45%*	***4.26%***

more or less unchanged net of PPA.
The cost of risk grew slightly in Italy (up by 6bp, due mainly to non-repeatable circumstances in UniCredit Banca and Clarima) and in Austria (up by 29bp on account of greater impairment losses in Retail and extraordinary Corporate Centre recoveries in 2005); there were reductions in Germany and CEE.

Preamble to the asset quality discussion: in 2006 the criterion for reclassification of the HVB Group's impaired loans into Banca d'Italia categories (though without any change to the aggregate) was refined, so 2006 figures are shown both before and after this process, not least to enable proper comparison with 2005.
At end 2006 the face value of impaired loans was just under €28 billion, of which €22.5 billion were either non-performing or doubtful. The €8bn reduction in this figure from end-2005 was mainly due to sales of non-performing and doubtful loans in Italy and Germany during 2006 and good recovery results, especially in Germany.
These factors accounted for most of the reduction in the bad debt ratio (i.e., impaired loans to total loans), which fell from 4.26% to 3.23% of book value, and a small decline in the coverage ratio, from 49.4% to 48.9%.

Profit before tax was €8.2 billion – a 47.5% advance over 2005, largely due to non-operating items: net gains on disposal of investments were €1,184 million) and more than offset general provisions amounting to €473 million, of which about €210 million referred to retrospective claims under guarantees, litigation and complaints, and €60 million to guaranteed rental costs relating to premises vacated in Germany), and integration costs of €465 million. The latter include inter alia provisions relating to Austrian leaving incentives in excess of €200 million, restructuring costs relating to our banks in Poland and other CEE countries, the MIB Division and our foreign branches, as well as marketing and rebranding costs.
Gains on the disposal of investments included those relating to the sale of stakes in the four savings banks (*Casse di Risparmio*) of Bra, Fossano, Saluzzo and Savigliano (€80 million in Q1), Splitska banka (€367 million in Q2) and 2S Banca (€401 million in Q3), and part of our shareholding in Munich Re (€172 million).

Net profit attributable to the Group was €5.448 million, an increase of more than 61% over 2005, and more than achieved the target that the Group had set itself for the first year covered by the strategic plan presented last July.

Reconciliation of Parent Company to Consolidated Accounts (€ million)

	SHAREHOLDERS' EQUITY	OF WHICH: NET PROFIT
Balance as at 31 December 2006 as per UniCredit SpA Accounts	**31,433**	**3,015**
Surplus over carrying values	7,702	5,416
- subsidiaries (consolidated)	*7,415*	*5,116*
- associates accounted for at net equity	*287*	*300*
Dividends received in the period by the Holding Company	-131	-2,272
Other reclassifications on consolidation	-536	-711
Balance as at 31 December 2006 attributable to the Group	**38,468**	**5,448**
Minorities	4,274	680
Balance as at 31 December 2006 (minorities included)	**42,742**	**6,128**

The following companies hold treasury shares for purposes other than for normal trading purposes: UniCredit (87,000,000 shares of a par value of €0.50 each), UniCredit Gestione Crediti (175,000 shares of a par value of €5.16 each), Banca Agricola Commerciale S. Marino (293 shares of a par value of €25.82 each) and Zagrebacka Banka (2,063 shares of a par value of HRK 380 each). In respect of all these shares, no changes were recorded during the year. HVB and BA-CA trade their own treasury shares as part of their normal business operations.

EVA

Value Creation, Disciplined Capital Allocation and Capital Ratios

With the aim of creating value for our shareholders, the Group s strategic guidelines require that its asset portfolio be optimised through a process of capital allocation to each business line in relation to its peculiar risk profile and ability to generate extra income measured as EVA, which is the main performance indicator related to TSR (Total Shareholder Return).

The business mix determined by this process of capital allocation has enabled the Group to generate constantly increasing EVA over time.

Developing the Group's business with the goal of creating value requires a disciplined process of capital allocation and management through all the phases of the planning and control process, i.e.:

- Proposing risk propensity and capitalisation targets
- Analysing risk associated with value creation drivers and consequent allocation of capital to business lines and individual business units
- Assigning risk adjusted performance targets
- Analysing the impact on the value of the Group and the creation of value for our shareholders
- Drawing up and proposing the financial plan and dividend policy.

The process of allocation is based on a 'dual track' logic, i.e., the higher between economic capital and regulatory capital (Core Tier 1) is allocated at the consolidated level and for each business line/business unit.

EVA generated by the Group and the Divisions (€ million)

	DEC-06	DEC-05
Retail Division	**256.7**	**-88.4**
Corporate Division	**537.2**	**317.8**
Corporate	*547.7*	*454.2*
CREF	*-10.6*	*-136.4*
Markets/Invest. Banking Division	**696.8**	**449.1**
Private & Asset Mngmt Division	**606.1**	**430.2**
Asset Management	*468.2*	*330.5*
Private Banking	*137.0*	*96.7*
CEE Region	**801.4**	**503.2**
CEE	*457.0*	*267.8*
Polish Market	*344.4*	*235.4*
Global Banking Services Division	**84.7**	**-75.4**
Corporate Center	**-910.7**	**-669.9**
Total Group	**2.392.2**	**890.8**

Note. at Division level, the Allocated Capital is the maximum between the sum of the Regulatory Capitals and the sum of the Economic Capitals of each LE/BU rather than the sum of their Allocated Capitals. A compensation benefit is therefore attributed to Division Level.

Capital Ratios (€ million)

	DEC-06	DEC-05
Total Capital	44,330	41,699
Tier 1 Capital	29,385	27,987
Core Tier 1 Capital	24,591	22,267
Total RWA	422,291	417,473
Total Capital Ratio	**10.50%**	**10.16%**
Tier1 Ratio	**6.96%**	**6.70%**
Core Tier 1 Ratio	**5.82%**	**5.33%**

If economic capital is higher, this approach makes it possible to allocate the real risk capital which Banca d'Italia does not consider yet and, if regulatory capital is higher, to allocate capital in accordance with the regulatory rules.

The Group manages its capital actively by monitoring regulatory capital ratios, anticipating the changes necessary to achieve its targets and optimising its assets and equity.

Planning and monitoring refer on the one hand to Shareholders' Equity and the composition of regulatory capital (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital) and on the other hand to the Risk-Weighted Assets (RWAs).

For each fiscal year the Group sets a Core Tier 1 ratio target ensuring that its rating is in line with the larger international banking groups.

Report on Operations

Contribution of Divisions to Group Results

Changes were made during 2006 with the aim of adding to and perfecting the Group's divisional model. The Divisions maintained their focus on business, despite these significant changes, and achieved results that were in line with and in most cases exceeded the targets set at the beginning of the year.

The Divisions' performance was also significant when compared to that of 2005. Operating profit grew by more than 30%, mainly due to cost containment in the Retail Division, and - thanks to good operating income growth - in Private Banking and Asset Management, Poland's Markets and CEE.

The Divisions' profit before tax also increased significantly over 2005 - almost all with double-digit growth - and there were marked improvements in their cost/income ratios. Overall our Divisional results for 2006 bear out the fact that the Group's businesses are well balanced.

Main Divisional Figures

(€ million)

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEMENT	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO AND OTHER SUBSIDIARES (CONSOLIDATION ADJUSTMENT INCLUDED)	CONSOLIDATED GROUP TOTAL
Operating Income								
2006	7,729	4,851	3,192	2,398	2,132	2,816	346	23,464
Change	*5.3%*	*4.4%*	*10.0%*	*15.2%*	*17.3%*	*28.9%*	*n.s.*	*12.5%*
Operating costs								
2006	-5,214	-1,688	-1,564	-1,326	-1,031	-1,525	-910	-13,258
Change	*-4.4%*	*-0.4%*	*6.5%*	*4.2%*	*6.0%*	*23.7%*	*n.s.*	*3.1%*
OPERATING PROFIT								
2006	2,515	3,163	1,628	1,072	1,101	1,291	-564	10,206
Change	*33.5%*	*7.1%*	*13.5%*	*32.5%*	*30.3%*	*35.6%*	*n.s.*	*27.8%*
PROFIT BEFORE TAX								
2006	1,349	2,286	1,602	1,005	999	1,062	-93	8,210
Change	*109.5%*	*9.6%*	*15.6%*	*34.2%*	*27.4%*	*31.9%*	*n.s.*	*47.5%*
Cost/income ratio								
2006	67.5%	34.8%	49.0%	55.3%	48.4%	54.2%	n.s.	56.5%
Change	*-687 bp*	*-165 bp*	*-161 bp*	*-583 bp*	*-516 bp*	*-228 bp*	*n.s*	*-518 bp*
Employees[1]								
as at 31 December 2006	35.901	9.207	3.210	5.765	26.280	38.944	23.099	142.406
Change	*-629*	*-76*	*-144*	*105*	*-408*	*366*	*-2,650*	*-3,436*

1. Full time equivalent. KFS Group, which is consolidated proportionately, is considered at 100%.

Retail Division

Banking solutions for individuals and small businesses

UniCredit's Retail division focuses on the financial needs of the mass-market and of affluent individuals, together with small businesses in Italy, Germany and Austria. The objective of the Division is to pool and leverage all retail banking know-how available in the Group and put it at the service of all of our customers, regardless of their location. This allows for high and sustained growth in a market that changed remarkably over the last years in Europe in terms of increasing competition and monetary and fiscal policies.

Organisational structure

The Retail Division is organized into **three main distribution networks** (UniCredit Banca, HVB and BA-CA), in **global specialized mono-liners on consumer credit** (Clarima and VISA), **residential home financing** (Banca per la Casa), **Bausparkasse** (VWB and Wüstenrot), **services** (HVB Direkt) and **insurance products** (UCA, AVIVA, CreditRas Assicurazioni, CreditRas Vita, Union Versicherungs-Aktiengesellschaft and Versicherung).

Retail Division

Retail Italy	Retail Germany	Retail Austria
UniCredit Banca	HypoVereinsbank	Bank Austria Creditanstalt
UniCredit Clarima Banca	Neelmeyer	VISA
Clarima A.D.	VVB	Wustenrot
Banca per la Casa	HVB Luxembourg	
UniCredit Assicura		
Aviva		
CreditRaS ASSICURAZIONI SPA		
CreditRaS VITA SPA		

Financial Performance

The Retail Division posted a profit before tax of €1,349 million in 2006, representing an increase of €705 million (+110% y/y).

Main drivers of this growth were the effect of increased interest rates on deposits (1-month Euribor rose 80 bp over 2005 average), coupled with cost reductions in Germany (down by 9% y/y) and Austria (down by 15% y/y).
Operating income reached €7,729 million, with a 5,3% increase y/y, bolstered by both net interest income (€4,722 million, +8% y/y) and net fees and commissions (€3,022, +3,2% y/y).

Operating costs totalled €5,214 million, down by 4,4% y/y (€5,455 million in 2005). More specifically, payroll expenses were flat y/y (a decrease of €6 million) with other expenses decreasing (down by 6,9% y/y, from €3,051 to €2,841). The only increase in expenses was registered in Italy (+2,3% y/y) as a result of financing planned growth and start-ups.

The cost-income ratio decreased to 67.5% (nearly -7pp over 2005), as a result of better managerial efficiency.

Cost control management posted solid results on FTE reduction: the service model right-sizing reduced FTE by 1,7% over 2005 (from 36,530 to 35,901) with productivity (operating income/FTE) improving by 7% y/y.

The components described above generated an operating profit of €2,515 million (€631 million, +34% y/y).

Net impairment losses on loans reached €1,074 million (+3,4% y/y), also including the impact of impaired loans rationalizations, mainly in Austria and Italy.

Retail Division customer loans increased to ~139 billion (up by 4% over 2005) and contributed to total loans growth (up by 2.6% y/y). Customer deposits, including Securities in issue, rose by 9% year on year (from 141 billion to 154).

The cost of risk of 119 bp is mainly due in Italy to the adoption of a more conservative model on consumer lending, in Germany and Austria to the alignment of provisioning methodology across the Group.

Retail Division EVA totalled €257 million, switching from value destruction to value creation (+345 million y/y), with a 5% RARORAC (up by 656 bp y/y), thanks to increases on RWA productivity (operating income over average RWA +24 bp y/y) and RWA rationalization (-€2.4 million over September 2006).

Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
	2006	2005	AMOUNT	%	4Q 06	3Q 06	4Q 05
Operating income	7,729	7,339	390	5.3	1,910	1,895	1,814
Operating costs	-5,214	-5,455	241	-4.4	-1,219	-1,336	-1,372
Operating profit	2,515	1,884	631	33.5	691	559	442
Net write-downs on loans	-1,074	-1,039	-35	3.4	-348	-314	-472
Profit before tax	1,349	644	705	109.5	282	241	-162

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2006	31.12.2005	AMOUNT	%	30.09.06	AMOUNT	%
Total loans	164,360	160,189	4,171	2.6	164,664	-304	-0.2
o/w with customers	*138,838*	*133,936*	*4,902*	*3.7*	*139,114*	*-276*	*-0.2*
Total deposits ((incl. Securities in issue)	154,276	141,254	13,022	9.2	149,905	4,371	2.9
Total RWA	90,026	89,430	596	0.7	92,270	-2,244	-2.4
RWA for Credit Risk	88,611	88,309	302	0.3	90,968	-2,357	-2.6

Key Ratios and Indicators

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
EVA (€ million)	257	-88	345	n.s.
Absorbed Capital (€ million)	5,291	5,164	127	+2.5
RARORAC	4.85%	-1.71%	656bp	
Operating Income/RWA (avg)	8.45%	8.21%	24bp	
Operating Income/FTE (€ thousand)	215	201	14	+7.2
Cost/Income	67.5%	74.3%	-680bp	
Cost of Risk	1.19%	1.18%	1bp	

Staff Numbers

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Full time equivalent	35,901	36,530	-630	-1.7

Report on Operations

Retail Division

Contributions by individual business activities

This positive financial performance was also achieved thanks to customer satisfaction index (TRI*M)[1] growth in all three countries. In Italy, TRI*M showed a remarkable increase in 2006, up to 58 from 52. All segments contributed to the growth, with mass market growing from 53 to 59, affluent from 49 to 55 and small business from 50 to 53.

Differentiation from competitors was achieved by strong initiatives aimed at reinforcing the focus on customer care, e.g., the cancellation of exit fees and the new "Q48" system to solve customer claims within 48 hours. Further growth of customer satisfaction indices was realized by the widespread use of "Metodo First" for asset allocation according to affluent customers' needs and the improvements in our small businesses service model, mainly reducing time-to-answer.

Furthermore in Germany and Austria a wide range of initiatives to improve customer satisfaction were started in the year 2006. A key step was to build special units responsible for customer satisfaction management, with complaint handling in both countries directly reporting to the CEO. Different actions were started in the areas of measurement, reporting, bonus integration, process improvement and staff management (training and change management) focusing on customer expectations and service quality. In Germany the results of 2006 were stable positive trend with a TRI*M result of 62; in Austria a proper increase of TRI*M from 67 up to 69 shows a clear trend in the right direction.

[1] TRI*M Index measures the level of Customer retention through a weighed summation of evaluations that interviewees give to Company based on 4 main components of Retention, 2 of which are related to Satisfaction (Overall Performance and Likelihood to Recommend) and 2 to Loyalty (Likelihood to Repurchase and Competitive Advantage)

The three countries contributed in a very diversified way to the total profitability of the Division: Italy, with 61% of operating income, generated 76% of total Division operating profit, with **Germany** and **Austria** having only recently adopted the divisional model, the impact of which will become more evident in 2007.



Contribution by Country (€ billion)
December 2006
100%=
7.7
5.2
2.5
Austria
17%
19%
12%
12%
Germany
22%
27%
Italy
Operating Income
Operating Costs
Operating Profit
Customer Total Financial Assets (€ billion)
157.8
Direct deposits
45.0
AUM
62.1
59.8
50.0
26.9
30.0
AUC
15.6
12.3
Italy
Germany
Austria
Share of total
59.0%
22.3%
18.7%
Total loans to customers (€ billion)
December 2006
70.7
Other
SB M/L-term
SB short-term
Consumer credit
46.6
20.1
Households mortgages
44.6
0.9
26.9
2.9
0.9
11.6
Italy
Germany
Austria
Share of total
51.4%
33.9%
14.6%

Product range, volume and market share

Looking at managerial data, with respect to **Customer Total Financial Assets**, the mix in Italy had 71% of indirect deposits (Assets under Management and Assets under Custody), while in Germany (45% of Direct Deposits, 26% of AuM and 29% of AuC) and Austria the mix is (60% of Direct Deposits, 25% of AuM and 15% of AuC) traditionally characterized by higher shares of saving deposits.

The mix of **Total Loans to Customers** was also different in the three countries. Household mortgages (the product with the largest share everywhere), represented 64% of loans in Italy and 58% in Germany and in Austria. Loans to small businesses showed a higher share of short-term in Italy (51% of loans in the segment), then in Austria (23%) and in Germany (only 6%).

The Retail Division offers to its customers a variety of products tailored to the specific needs of mass-market, affluent and small business clients, through its branch networks in Italy, Germany and Austria, and its global specialized mono-liners.

UniCredit Banca

is the most important bank inside the Retail Division in Italy with a total of 2,592 branches covering the territory.

Concerning **Mass Market** products, a strong effort was aimed to the development of products and services for housing purchase, with the creation of *Mutuo 100% "Top"*, a new mortgage dedicated especially to young families and of *Mutuo Progetto Lavoro*, a mortgage addressed to workers on temporary contracts.

On the current account side particular emphasis was put on young people as witnessed by the launch of *Genius Free Campus*, a package account dedicated to university students. UniCredit Banca in 2006 reached a net new current accounts result of more than 44,000 units, thanks to the improved customer satisfaction and a new pricing policy on current accounts.

With regard to activities dedicated to **Personal Banking Customers**, 2006 was a period of development and consolidation for Metodo First, the new approach to savings management launched by UniCredit Banca in September 2005, with the objective of creating value over time both for the investor and for the bank.
The range of investment products has been constantly updated: the *new Moneybox self-service product* has been launched with on-line subscription only, geared to those wanting to obtain better-than-market returns on their cash balances; the *Fondi Italia product line* has been reviewed and simplified and the *Bancassurance products* have been restyled and updated with the creation of new unit linked policies (Unidiamond Plus New, the new UNIFLEX with new lines of investments and maximum flexibility for payments and the launch of UniCredit Previdenza, the Open-Ended Pension Fund).

On the sales performance side, the €21 billion of investment products gross sales (bond, bancassurance, segregated accounts and mutual funds) were well higher than the annual target expectation: noteworthy is the nearly €5 billion sales of the successful segregated account Focus Invest, and the insurance life recurring premium (up by 23% over 2005). In life bancassurance, gross sales led UniCredit Banca to reach a 10.2% market share (source IAMA).

Asset under Management net sales contributed to the growth of our mutual funds market share (15.57%, up by 40 bp over 2005, Assogestioni methodology).

In 2006 UniCredit Banca continued to support **Small Businesses** with banking activities (with a range of customised products and services and qualified, dedicated consulting) and with institutional activities (organizing events, conferences, and round tables for the discussion of issues of particular interest to this client segment).

July saw the launch of "*Imprendo Revolution*", a new product line in the current accounts package dedicated to business customers and designed to satisfy the demands of the various customer sub-segments, by virtue of the differing content present in each of the 4 new Imprendo accounts. The most innovative account is *"Imprendo ONE"*, a product geared towards operating on the internet and the new advanced ATMs with payment facilities. The Imprendo Revolution product line offer resulted in nearly 107,500 current account openings in six months.

Banca per la Casa
Gruppo UniCredit

2006 saw the consolidation of synergies between UniCredit Banca and Banca per la Casa, the specialized platform for mortgages. This generated a new production of €10.8 billion (up by 17% y/y). Thanks to this performance the new production market share grew from 15.6% of 2005 to 17% in September 2006 (source Banca d'Italia).

At the same time, Banca per la Casa achieved an estimated new production market share in excess of 6% (up from 5% at the end of 2005), with a sale performance of €4 billion, up by 39% y/y. This market share performance places Banca per la Casa firmly as one of the top specialist players in the Italian market.

Looking at sales channels, Branches contributed with €3.5 billion (up by 20% over 2005), while Third Partnerships totalled €7.3 billion (up by 15% over 2005).

Consolidation of market leadership was, therefore, sought by:

- developing multi-channel distribution (based on organised allied networks - estate agents, credit brokers, banks, authorised stockbrokers, insurance companies - internal financial advisor networks, networks of branches specialising in single products)
- product innovation (expanding the existing range with new products capable of responding to customers' specific and changing requirements)
- opening up new business segments through a client-centred approach

Meanwhile, profitability and added value were sought via more stringent risk management, operational efficiency and effectiveness and the use of balance sheet optimisation tools.

UniCredit Clarima Banca

Thanks to the synergy with Clarima, the specialized platform for consumer credit, Italian Retail Division (UniCredit Banca and Clarima) achieved 6.42% new production market share (up from 6.22% of 2005, source Assofin) with €3.4 billion of new flow (personal loans, POS financing loans, credit cards and salary guaranteed loans), up by 14.6% y/y.

In 2006 Clarima continued the marketing drive via all the traditional Clarima distribution channels. In the non-captive channels, consumer credit activities continued to grow (+20% y/y), thanks to personal loans granted through Clarima branches and approved retailers. In the captive channel sales efforts intensified, especially in the distribution of credit cards, personal loans as well as credit protection insurance products.

Credit card spending totaled €1.5 billion (up by 37% y/y), with a double digit growth of revolving spending (up by 18% over 2005) and charge cards (up by 47% y/y). The total number of card issued exceeded 1.4 million (up 34% y/y), of which 924 thousand of revolving cards (up 30% over 2005).

In 2006 Clarima AD, a consumer credit company operating in Bulgaria owned by Clarima and Bulbank, commenced trading. The Board of Clarima also approved the set up of a branch in Germany to capture the synergies with HVB's Retail network.

HypoVereinsbank

In 2006, the Retail Division in Germany posted its first positive performance, despite the transfer of the profitable Wealthy Customers with Financial Assets above €1 million, Activest and DAB to UniCredit's Wealth Management Division.

This turnaround was achieved thanks to the positive development of all main financial levers. Revenue initiatives and cost reductions made it possible to more than double gross operating profit from the comparable 2005 amount.
Dedicated actions were also initiated to improve the balance sheet. The reduction of low-margin lending (RWA were reduced by around 12%), together with positive net profit, was the first step towards providing the shareholders with after tax returns above the cost of capital also in this business, in accordance with the 2006-2008 3-year plan.

In particular, revenues were strongly supported by a positive development of interest from the deposit business, due to both volume growth and positive changes in spreads. Savings Account products Plussparen and FC Bayern Sparkarte are very well positioned in the market and gained new customers. Also sight deposits increased in volume, thanks to the success of the new current account Willkommenskonto, which attracted over 50,000 new customers with regular salary inflows in H206 alone, thereby marking the return to a positive customer trend.

In 2006 commission income grew by 8%, featuring an improved structure between recurring and up front commissions. In the investment products area, commissions increased by 10%, thanks to the successful launch of Fund-based Certificates such as HVB Best of Funds and Höchstand-Zertifikat that also helped to generate €1.3 billion in net sales by Group Funds. Insurance products commissions also grew at a high single digit rate, helped by positive developments in life and non-life insurance products.

The structure of revenues was helped by both the positive development of fund inflows, with the associated management fees, and the very successful restyling of the flagship segregated account product Kombianlage Plus, which had €1.2 billion in new inflows in Q406 and for which customers do not pay any upfront fee. Very positive developments were also registered in other recurring commissions products, such as current accounts, payments and credit cards.

The strong reduction in operating expenses was achieved thanks to a containment of staff costs through staff reduction, very disciplined administrative services management and new IT projects. Therefore, compared to 2005, savings were generated mainly by such areas as Facilities, IT, Call Centre, Marketing, Brokerage and Back-Office. Also the effects of the initiatives from the PRO Programme delivered further efficiencies, allowing the Retail Cost/Income Ratio to improve by almost 10% from 91% to 82%.

Other noteworthy achievements in the past year included:

- the redefinition of the Sales organisation in 5 Regions and around 50 Markets and the integration of the Small Business segment;
- the opening of over 10 new branches in the territories where there is a limited presence (Baden Wurttenberg, Hesse, Nord-Rhine Westfalen);
- the very successful execution of the Divisionalisation project, which involved a change in Relationship Manager for 200,000 customers of the Retail Division;
- the revamping of the website, which drove a 50% increase in brokerage transactions;
- the introduction of new, more automated and holistic advisory systems for the mass market and affluent customers;
- the launch of a new deterministic bonus system meant to provide higher rewards to the best performing sales representatives;
- the inclusion of all Bank Channels in CRM so that all contacts between the bank and the customers are tracked and reported to provide a smooth service across channels

Bank Austria Creditanstalt

New service models were implemented following the divisional reorganization in the summer of 2006, with a particular focus on customer service.

Special attention was dedicated to the **Small Business Segment**.

The concentration of all **Small Business Customers** in the Retail division allowed BA-CA to service this customer segment with a tailored approach. Optimisation of loan processes for SB clients is ongoing (e.g. scoring models for credit assessment similar to private customers) and we continued to focus on electronic payment services to reduce transaction costs. Meeting the personal needs of business owners and providing services to their businesses from a single point of contact will benefit our customers by allowing us to take into account medium-term and long-term requirements, both from a business and personal perspective.

In the **Mass Market Segment** BA-CA provides a product range corresponding both to customer needs and the necessity for a cost-efficient supply (e.g. different current account bundles). Looking at the lending product offer, the new *"Speedy Erfolgskredit"* product was introduced in the spring of 2006 with an eye-catching promotion, offering BA-CA customers the possibility to obtain a consumer loan within just 15 minutes.

The financing of private housing continued to represent the growth engine of the Bank. The market share for loans to private households rose slightly from 17.54% (Dec 2005) to 17.64% (Nov 2006).

In the **Personal Banking Segment** BA-CA focuses on a lifecycle and need-based service approach rather than concentrating on the sales of specific products. As a result, BA-CA developed the new - *Asset Check - instrument* allowing the relationship manager together to analyse and optimise the asset portfolio yield and risk with the customer.

On direct deposits BA-CA stopped the negative trend of the market share, going up to 12.43% in November 2006 from 12.38% of December 2005.

With regard to the offer of deposit products, BA-CA launched the *"ErfolgsKapital"* saving deposits and, side investment products and the innovative capital-guaranteed *R.I.C.H.*

Capital guaranteed products achieved the most outstanding sales performance. The gross sales of the 4 lead products in this category totalled €1.38 billion in 2006.

Also to be noted is the share of assets under management on total financial assets which rose from 24.4% in 2005 to 25.2% in 2006.

In 2006 BA-CA's Retail division increased the number of customers by approximately 15,000 (+0.8%). The strongest growth was registered in the Personal Banking segment (+3.3%). To continue this positive trend, BA-CA in November 2006 launched a campaign under the slogan of "Take two, pay none", giving new customers the opportunity to familiarise themselves with the bank's services through free access to an account package valid for one year.

Key Projects in 2006

2006 has been an intensive transformation year for the Retail Division in all three countries, with a strong emphasis on creating cohesion along clear and shared strategy guidelines. Local "transformation programs" where focused on fostering cross-country internal best practice adoption.

The Retail Division also established Planning, Controlling and Change Management units to coordinate strategy implementation and align and create the mechanisms to adequately measure the country's performance.

Furthermore, Centers of Competence have been defined in all Countries on specific topics to coordinate information exchange, ensure internal best practices adoption and support the other Countries in project activity.

As a consequence, cross-country teams have been created to support transformation programs in Germany and Austria or to implement in Italy existing HVB or BA-CA best practices (e.g. CRM model, youth market service line, etc).

and Key Initiatives for 2007

The following initiatives were carried out across the Retail Division in 2006:

- Build up **premium price positioning**: foster multi-specialization vs universal one-stop-shopping through the evolution of the small business new highly skilled service model and sector dedicated offer and reaching excellence in Affluent Advice (*"First" method and certified Relationship Managers*), achieve superior multi-channel service customer experience
- **Customers:** effort o enlarge customer base with focus on "Golden" customers through traffic generation activities, partnerships, leadership in the youth market and focusing on emerging ethnic markets with dedicated service lines and specialized branches
- **Customer Satisfaction:** consolidation of leadership in Customer Satisfaction and achievement of the European best practice levels (48h claim management, customer direct link to CEO, etc.); build employee satisfaction, identity and leadership skills as prerequisite for customer satisfaction
- **Improvement of efficiency** through strong attention to cost reduction and a continuous path to branch and service model transformation into lean/sales oriented multi-specialized formats and attentive migration of basic transactions to self service
- **Credit risk cost containment** thanks to attentive risk monitoring and past due processes optimization

- **Creation of the Retail Division organization**, with specialization into three business segments: **Mass Market, Affluent, Small Business**. Organization of HVB Divisional organization along similar lines as Italy
- **Sales Force empowerment:** Special focus on reinforcing the central role of our Sales Network, through strong sales methodologies and thorough guidance. Simplification and speed up of Mass Market and Affluent customer advise and design of best-in-class service model and tools for Small Business customers. Improvement of CRM system to reach best-in-class model
- **Customer satisfaction:** activation of a comprehensive program to increase customer satisfaction, improving customers claim handling and homogenizing satisfaction measurement across Countries
- **Staff:** Introduction of a new deterministic, performance driven incentive system for staff and network and development of a program to improve Managerial skills and Division identity trough "leadership" trainings and events
- **Improvement of efficiency:** starting of FTE and other direct costs reduction program and implementation of the "zero-based budgeting activity" to promote and contribute to direct and indirect cost reduction. Service model rightsizing to customer needs and value;
- **Risk cost reduction:** initiated activities for credit risk processes and tools improvement and adaptation to Retail needs through simplification and standardization

- **Retail Division organization** mirrored German organization in its main parts. Migration of the Small Business customers from the Corporate to the Retail Division
- **Sales Force empowerment:** introduction of high intensity advice methodologies for customers with specific needs (e.g. introduction of First-like method for Affluent). Improvement of Sales Force tools
- **Customer satisfaction:** activation of a comprehensive program to increase customer satisfaction, improving customers claim handling and homogenizing satisfaction measurement across Countries
- **Small Business turnaround:** refocus on most attractive areas (entrepreneur personal advice, high performance sectors, secured lending, ...). Sales network rightsizing to customer needs and value
- **Staff:** Introduction of a new deterministic, performance driven incentive system for staff and network and development of a program to improve Managerial skills and Division identity trough "leadership" trainings and events
- **Improvement of efficiency:** FTE and other direct costs reduction and implementation of the "zero-based budgeting activity" to promote and contribute to direct and indirect cost reduction. Service model rightsizing to customer needs and value
- **Risk cost reduction:** initiated activities for credit risk processes and tools improvement and adaptation to Retail needs through simplification and standardization

In all three Countries:
- **Cross Country Divisional projects:** launch of a number of cross-country initiatives, from zero-commission cross-country access to ATM cash withdrawal, to common product initiatives and other facilitation for our customers obtained thanks to our multi-country presence
- **Leading edge Retail strategy:** first steps into development of leading European Retail strategy through markets and competitors observation and focused best practice analysis

In all 3 countries processes are ongoing in order to complete what has been activated in 2006 and to implement new products and initiatives.

Initiatives for 2007 will see further Division wide initiatives like launch of cross-border unique products and services, a comprehensive competition Retail observatory and further focus on worldwide Retail best practices analysis and reasoned adoption, and substantial continuation of existing transformation program.

In **Italy** 2007 will see a particular focus on the improvement of multi-channel customer experience and the extension of the new multi-specialists branch network model will be carried out.

In **Germany** 2007 efforts will center on the improvement of the network sales productivity, on the development of Clarima Germany as a consumer lending specialist, the turnaround of the mortgage business and the increase of the employee satisfaction.

In Austria, 2007 will see an acceleration of the Small Business turnaround on top of many of the same initiatives as in Germany, like concentration on the network steering model and sales productivity.

Private Banking & Asset Management Division

The core business of the Division consists of the production, management and distribution of investment products and services aimed at private banking and institutional clients. Within the Division, two areas of activity are identified, which operate in strong industrial synergy:

1. **Asset Management**, which operates in an international context through its Pioneer brand and represents the global investment manager of the Group;
2. **Private Banking**, which, in addition to UniCredit Private Banking, and thanks to the merger with HVB has extended its operational scope to include Austria and Germany, including a distribution model operating via sales networks (Xelion) and online (DAB).

Organisational structure

In 2006 the companies of Pioneer KAG (formerly Activest) became a part of the Pioneer Group, while Nordinvest (a local company specialising in the equity and emerging markets) was acquired in 2007, a year which will also witness ts transfer into Pioneer Austria (formerly Capital Invest).
In Germany, the corporate reorganisation of the real estate and private equity management activities (HFS, Blue Capital, HVBFondsFinance) will make it possible to put into effect the skills present within the Group and take up a pre-eminent position in the closed-end fund sector.

Private Banking & Asset Management Division
Asset Management
Private Banking
Pioneer Group
NordInvest
Pioneer Investments Austria
Italy
Germany
Austria
Italy
International
USA
Germany
New Markets
UPB
Xelion
UPB Subsidiaries
UNICREDIT LUX
HVB Wem
DAB Group
HVB LUX (PB segment)
HFS
Schoellerbank
Bank Privat
AMG
Business Unit

Financial Performance

At 31 December 2006, the Private Banking & Asset Management Division's total assets under management and administration stood at €432 billion, an increase of 16.5% (+€61 billion) compared with 2005, thanks to favourable net inflows in both business segments and to the acquisitions of Pioneer US (e.g. Vanderbilt, with approximately €10 billion in assets).
A particularly strong contribution was made to this growth by asset management products (AUM), totalling €284 billion (+€29.4 billion, +11.6% on 2005), and by the administered component (AUC), up by 33.9% (+€21.2 billion), mainly deerived from Private Banking in Italy.

Total Financial Assets (€ billion)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2006	31.12.2005	AMOUNT	%	30.09.06	AMOUNT	%
Total Financial Assets (net of duplications)	431.8	370.5	61.3	16.5	413.6	18.2	4.4
Asset Management	*285.0*	*255.8*	*29.2*	*11.4*	*277.4*	*7.6*	*2.7*
Private Banking	*183.5*	*148.9*	*34.6*	*23.2*	*171.6*	*11.9*	*6.9*

Figures in September 2006 and December 2005 are different from the last official data because of the new segmentation in Private Banking

Asset Under Management (€ billion)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
CURRENT FX	31.12.2006	31.12.2005	AMOUNT	%	30.09.06	AMOUNT	%
Total Assets Under Management (net of duplications)	283.9	254.5	29.4	11.6	275.9	8.0	2.9
Asset Management	*245.9*	*220.7*	*25.2*	*11.4*	*239.8*	*6.1*	*2.5*
Private Banking	*74.7*	*68.0*	*6.7*	*9.9*	*71.6*	*3.1*	*4.3*

Figures in September 2006 and December 2005 are different from the last official data because of the new segmentation in Private Banking.

Net Sales of Asset Management Product by Sub-division (€ billion)

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Asset Management	8,4	15,8	-7,4	-46.6
Private Banking	4,9	n.a.	n.a	n.a.

Net sales gross of duplications. 2005 data unavailable for Private Banking Germany.

Private & Asset Management Division: Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
CURRENT FX	2006	2005	AMOUNT	%	4Q 06	3Q 06	4Q 05
Operating income	2,398	2,081	317	15.2	650	558	588
Operating costs	-1,326	-1,272	-54	4.2	-373	-305	-367
Operating profit	1,072	809	263	32.5	277	253	221
Profit before tax	1,005	749	256	34.2	260	211	152

Key Ratios

	YEAR		CHANGE	
CURRENT FX	2006	2005	AMOUNT	%
EVA (€ million)	606	430	176	+40.9
Absorbed Capital (€ million)	1,481	1,300	181	+13.9
RARORAC	40.93%	33.10%	783bp	
ROA (*)	62.8bp	61.8bp	1.0bp	
Cost/Income	55.3%	61.1%	-583bp	
Operating costs/Total Financial Assets (**)	34.7bp	37.8bp	-310bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Asstes (average) net of extraordinary assets.

Staff Numbers

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Full time equivalent	5,765	5,660	105	+1.9

With regard to operating results, thanks to the double-digit growthin average assets (AUM +15.4%) and the cost-controlling policy, the Division achieved an operating profit of €1,072 million (up by 32.5% on 2005) and net profit of €1,005 million (+34.2% on 2005), including the capital gain of €23 million for the sale of Banque Monegasque de Géstion.
These good results are reflected in the value indicators: EVA up by over 40% on 2005 and RARORAC at 40.9% in 2006 (33.1% in 2005).
Operating income, at €2,398 million, showed a clear improvement (+€317 million, +15.2%) due to the positive trend in net commissions (+€235 million, +13%), led by management fees (+17% on 2005) and performance fees (+€18 million), which offset the reduction in up-front fees in Italy (-15%).
There was also a positive contribution from the interest margin, which stood at €323 million (+€48 million, +17.5% on 2005), favoured by the trend in interest rates and the increase in volumes.
The trend in costs, moderately higher than in 2005 (+€54 million, +4.2%), was due principally to payroll costs (+8.7%) arising from the process of divisionalisation of Private Banking in Austria and Germany, the expansion of the scope of the Asset Management business and the increase in the variable remuneration component associated with the excellent performance achieved.
There was a clear improvement in the Division's cost/income ratio, which was down from 61.1% in 2005 to 55.3% (-583 base points), an impressive figure if compared to international benchmarks for the sector.
Q406 showed growth compared with both the previous period and 2005, thanks in particular to the excellent performance of income (+€92 million compared with Q306 and +€62 million compared with Q405).

Private Banking
Assets by Geographical Area

Total financial assets managed and administered by the Private Banking division at 31 December 2006 reached €183 billion. The sharp increase in overall assets, equal to 23% from the comparable amount at the start of the year, can be attributed to a large extent to the significant net inflows during the course of 2006 (€26 billion).

Total Financial Assets
(€ millions)


183.496
23%
148.931
14.091
13.106
65.159
57.837
104.247
77.989
2005
2006
Austria
Germany
Italy

Asset Under Management
(€ millions)


74.706
10%
67.950
7.581
7.821
28.159
24.766
38.966
35.363
2005
2006
Austria
Germany
Italy

Net inflows by main Italian entities
(€ millions)


1,509
1,858
6,511
3,935
2005
2006
UniCredit Private Banking
UniCredit Xelion Banca

This result is particularly significant considering that, over the course of the year, the principal foreign units were involved in the process of divisional reorganisation and reassignment of the respective customers, a process which has already been completed with success in Germany (90% of the customers contacted agreed to switch over to HVB WEM) and is nearing completion in Austria.
As far as the asset mix is concerned, the amount under management accounted for 41% of total financial assets at the end of 2006, compared to 46% at the end of 2005, influenced by some extraordinary inflows. Net of this effect, it would stand at 45%.

In Italy, despite the highly negative environment for mutual funds (-18€ billion), UniCredit Private Banking and UniCredit Xelion Banca achieved positive AUM flows of €2.1 and €0.5 billion, respectively. To be noted in particular are, on the one hand, the excellent quality of the UniCredit Private Banking inflows, as represented by approximately €1.9 billion in segregated accounts, and, on the other hand, Xelion's confirmation of its position among the leaders in the Financial Promotion Networks sector, with a market share in terms of net inflows of 10.7%. Overall, at 31 December 2006, financial assets in Italy stood at approximately €104 billion, an increase of 34% compared to 2005, and UniCredit Private Banking firmed up its undisputed leadership in the domestic market.
In Germany, despite the activity of reorganisation by division and refocusing of the business model, HVB WEM posted growth in financial assets in the region of 13%, ending 2006 with over €31 billion, ranking second in the German wealth management sector. Even more significant was the growth of AUM, with an increase of +14% over 2005.
In Austria, financial assets stood at over €14 billion in 2006, reflecting a growth rate of 8% compared to 2005 and high quality. The penetration of the AUM out of total assets was close to 54%.

Financial Performance

During the course of 2006, the main events characterising Private Banking's strategic management were:
1. in Germany, the completion of the process of reorganisation by division at HVB AG with the finalisation of the new headquarters and network organisation and the assignment of the pertinent portfolio of customers;
2. in Austria, the creation of a central division unit and the start-up of the process of transferring the Private clientele from BA-CA to Bank Privat;
3. In Italy, the sale of Banque Monegasque and the corporate transaction between UniCredit Private Banking and Xelion Banca.

In terms of operating performance, the Private Banking Division closed 2006 with an operating profit equal to €358 million, a sharp increase on 2005 (+39%), thanks primarily to an excellent growth rate for revenues (+14% over 2005) and contained operating cost growth (+4%).

In terms of revenues, the positive contribution of interest margin stands out, as it reached €292 million (+16% over 2005), thanks to higher interest rates, together with the growth of direct deposit volumes.
Also significant was the increase in brokerage revenues, which reached €775 million (+13% over 2005).

In Italy, in particular, the financial year saw interest margin rise by €27 million (+29% over 2005), while net commissions increased €26 million (+7%), thanks primarily to the higher average asset volume (+21%).
In Germany and in Austria, the increase in revenues was sustained, on the other hand, primarily by growth in brokerage revenues: +€48 million (+21%) and +€23 million (+27%), respectively.

Costs remained under control (+4% over the previous year) and were buoyed primarily by set-up costs for the divisions in Germany and Austria. In Italy, operating costs which were equal to €354 million, grew 1.4% compared to 2005.

The 43% growth in gross profit compared to 2005 benefited from the greater capital gains deriving from the sale of BMG (+€23 million). It must be considered, however, that in 2005 the gross profit benefited from the sale of InvestiKredit and APSS to Schoellerbank (+€15 million). Net of these extraordinary items, the improvement over the previous year would be equal to €94 million (+42%).
Of particular importance within the Division is the contribution provided by so-called alternate channels (Xelion and DAB), which had an overall increase in gross profit of €31 million, compared to 2005.
The excellent operational performance translated into a significant improvement in the performance ratios, with RARORAC rising by over 11 percentage points, to 39.1% (vs 27.2% in 2005), and a creation of value (EVA) equal to some €137 million.
Also significant was the improvement in operating efficiency. The Cost/Income ratio went from 72.6% to 66.4% during the same period of 2005 (-611 basis points).

Private Banking: Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
	2006	2005	AMOUNT	%	4Q 06	3Q 06	4Q 05
Operating income	1,067	940	127	13.5	282	234	254
Operating costs	-709	-682	-27	4.0	-194	-167	-187
Operating profit	358	258	100	38.8	88	67	67
Profit before tax	339	237	102	43.0	89	57	37

Key Ratios

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
EVA (€ million)	137	97	40	41.7
Absorbed Capital (€ million)	350	356	-6	-1.6
RARORAC	39.1%	27.2%	1,197bp	
ROA (*)	73bp	71bp	2bp	
Cost/Income (%)	66.4%	72.6%	-611bp	
Operating costs/Total Financial Assets (**)	49 bp	51bp	-3bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Asstes (average) net of extraordinary assets.

Key projects in 2006 and key initiatives for 2007

From a strategic point of view, the primary objective is to create central coordination to engage in a Private Banking model that is unique at the European level, maximising synergies. The chief project started up in this direction during 2006, known as E-TOM (European Target Operating Model), has as its purpose the progressive convergence of the business models and the alignment of the operating and computer platforms.
From a commercial point of view, in 2006 a task force was created with the objective of making the "local" best practices present in the different entities comprising the division a common factor, with reference both to product innovation capability, as well as the specific features of the different sale propositions.
In Germany, in addition, the corporate reorganisation of the real estate management and private equity business (HFS, Blue Capital; HVBFonds Finance) was begun, with the objective of assuming a leadership position in the closed funds sector. At the same time, with a view to better satisfying the increasing demand coming from the market for personalised financial advice, DAB Bank acquired a majority interest in SRQ FinanzPartner AG, a company specialising in the sector and based in Berlin.
Also in Italy, a significant reorganisation was carried out during the course of 2006 between UniCredit Private Banking and Xelion, with the objective of streamlining operational and back office activities, despite the different focus of the business structures.
Worthy of note at UniCredit Private Banking was the strengthening of Wealth Advisory services, with the strategic involvement of Cordusio Fiduciaria, and the creation of a "corporate trustee" in London, as well as the introduction with wide confirmation of the Investment Programme method, an innovative customer relations model.

The chief initiatives for 2007 include
- "Progetto Crescita" [Project Growth] at UniCredit Private Banking, designed to introduce highly professional and experienced Client Managers, giving preference to markets and growth potential without significant additional costs (e.g. staff, overhead costs)
- a series of projects at HVB WEM in Germany, which range from the creation of a new advisory service for customers to the implementation of Network incentives systems, to the optimisation of credit processes, with the objective, on the one hand, of achieving an excellent customer service level and, on the other hand, the utmost commercial effectiveness of the Client Managers
- the "Financial Planning" project in Austria aimed at the implementation of an innovative and far-reaching Financial Planning system able to provide excellent solutions with different degrees of complexity to private customers
- the "top off-shore" projects, which provides, as the first step, for a presence on the Zurich market and the development of a service model focused on German-language customers, as well as on the reorganisation of the presence in Luxembourg.

Report on Operations

Private Banking & Asset Management Division

Asset Management:
Assets by Geographical Area

2006 was a good year for Pioneer, thanks to good financial results and the accomplishment of a number of projects crucial for future growth: **HVB integration**, which made it possible to strengthen geographical presence and product range, the **Vanderbilt acquisition**, which allowed the Group to grow further in US institutional business, the set-up of a **newco in Taiwan** and the opening of two new representative offices, in The **Netherlands** - for the Benelux market - and in **Bahrain**.

Assets under Management increased to €246 billion or 11.4% y/y on comparable businesses and the **increase** was due to a net sales effect of 3.8%, a market effect of 1.6% including the FX effect, an increase of 4.6% due to the Vanderbilt acquisition and an increase in Cash Collateral management.

US

Very important for strategic growth in institutional US and Global was the April 2006 acquisition of Vanderbilt Capital Advisors LLC, one of the best specialised institutional managers of credit structuring products, with more than €10 billion in assets.
The Division closed the year with net sales of €4.8 billion, a very good turnaround as compared to 2005.
Assets under management reached €46.9 billion, increasing by 42.3% since the beginning of 2006 due to net sales (up by 11%) which more than offset a 2.8% negative market effect caused by euro appreciation against the dollar.
In dollar terms Assets under management reached $61.8 billion (up by 20.8% over the beginning of 2006).

Asset Under Management (net of duplications)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2006	31.12.2005	AMOUNT	%	30.09.06	AMOUNT	%
Italy - Pioneer	**222,916**	**197,506**	**25,410**	**12.9**	**217,005**	**5,912**	**2.7**
Italy	*111,100*	*108,241*	*2,859*	*2.6*	*108,404*	*2,696*	*2.5*
US	*46,941*	*32,981*	*13,960*	*42.3*	*46,303*	*638*	*1.4*
International	*12,849*	*7,174*	*5,675*	*79.1*	*12,575*	*273*	*2.2*
Germany (*)	*44,786*	*43,228*	*1,558*	*3.6*	*43,393*	*1,394*	*3.2*
New Markets	*7,240*	*5,882*	*1,358*	*23.1*	*6,330*	*910*	*14.4*
Nordinvest HVB	**5,075**	**5,486**	**-411**	**-7.5**	**4,932**	**143**	**2.9**
Pioneer Austria BA-CA (**)	**17,925**	**17,724**	**201**	**1.1**	**17,822**	**102**	**0.6**
Total	**245,916**	**220,716**	**25,200**	**11.4**	**239,759**	**6,157**	**2.6**

(*) Germany BU include former Activest Assets under management and Pioneer funds distributed in Germany & Switzerland, previously included in International area.
(**) 2006 and 2005 Assets do not include AMG moved to Private banking sub-division.

AuM by distribution area (%)



December 2006
2.9
7.3
18.2
5.2
19.1
45.2
New Markets
HVB
BA-CA
Italy
US
International
Germany

Italy

Total assets increased by 2.6% in 2006, reaching €111 billion primarily due to market and residual effect. During the year net inflows were €324.6 million, a very good result against the background of massive outflows in the industry (totalling €18 billion). In terms of channel segmentation, outflows were mainly focused in the Retail and IFA segments, whilst net sales were recorded in the Private Banking and Third Parties segments.

Germany

The newly created Germany division ended the year with net sales of €1.2 billion and assets under management of €44.8 billion; the division includes both former Activest companies' assets and the German-Swiss distribution previously included in the International division. Beginning of the year balances were booked pro-forma in order to enable proper comparison.

In addition to the above mentioned assets under management, the numbers also include assets under administration worth €31.6 billion, all pertaining to former Activest companies.

International

The positive trend in the International division continued, net of German-Swiss distribution now included in the Germany division. Net sales were €989.6 million, mainly due to the results achieved in Spain (€405.7 million) and France (€313 million). Assets included the management of cash collateral on securities lending (€3.8 billion as of December 2006), booked pro-forma since the beginning of 2006. During 2006 assets increased by 79.1%.

Financial Performance

New Markets
The New Markets division continued making an exceptional contribution with net inflows of €743.3 million. In Poland, Pioneer Pekao reaffirmed its leadership in the Asset Management market with a share of 23.5%.

Assets under management reached €7.2 billion, increasing by 23.1% since the beginning of 2006.

Alternative Division
The Alternative Investments division closed the year with total net sales of €79 million; Momentum funds recorded net inflows of €126.3 million while in PAI Ltd and in the Italian SGR net outflows were €43 million and €4.2 million respectively. Sales figures and assets under management are already included in the detailed results of the other business areas.

Total assets in Hedge Funds amounted to €4.6 billion, with an increase of 3.5% since the beginning of 2006.

The Asset Management division reported Profit before tax of €667m as against €512m in 2005, an increase of 30.3%.

Looking at the main items that contributed to the result, it should be noted that: **operating income** benefited from an overall increase in liquidity and interest rates both in the dollar area and in the eurozone; the trend in **management fees** was very favourable due to an increase in average volume (up by 10% y/y), **asset mix** and **performance fees**, both in long and alternative business (up by €25m) and the Vanderbilt contribution.

Operating costs in 2006, excluding the Vanderbilt impact (an increase of €12.4m), were kept under control in terms of administrative expense (up by 2.3 % y/y) partly offset by increased compensation costs (the new Irish tax law caused an increase of €7.8m y/y and sales and performance bonuses were driven by the favourable business trend).

The **cost/income** ratio reduction (from 51.7% to 46.2%, ie, around 550 bps) indicates a strong further improvement in operating efficiency.
EVA (up by 41.7% y/y) and risk adjusted return (RARORAC – up by 7.2% y/y) confirm outstanding profitability after remuneration of the capital allocation.

Asset Management subdivision: Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
	2006	2005	AMOUNT	%	4Q 06	3Q 06	4Q 05
Operate income	1,332	1,142	190	16.6	369	324	334
Operating costs	-616	-590	-26	4.4	-178	-139	-179
Operating profit	716	552	164	29.7	191	185	155
Profit before tax	667	512	155	30.3	172	153	114

Key Ratios

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
EVA (€ million)	468.2	330.5	138	41.7
Allocated Capital (€ million)	1,143	980	162	16.6
Marginal RARORAC	41.0%	33.7%	727bp	
ROA (*)	48.4bp	49.1bp	0.7bp	
Cost/Income	46.2%	51.7%	-542bp	
Operating costs/Total Financial Assets	25.0bp	22.7bp	-2.3bp	

(*) Operating income on Total Financial Assets (average).

Market Shares

Pioneer's market share in **Italy** rose to 15.57%, improving by 43 bps since the beginning of 2006 and by 46 bps over the previous quarter: this year-end trend consolidates our position as second best player in the Assogestioni classification, the only Group to grow its market share in the top ten managers of the ranking.
Market share remained largely stable in **Germany** compared to 2005, while **New Markets** registered a significant increase in the Czech market and a decrease in Poland due to the very high opening level.

Market shares Mutual Funds

	31.12.2006	31.12.2005	ABSOLUTE CHANGE
Italy	15.57%	15.14%	43bp
Poland	23.5%	31.4%	784bp
Germany			
pre HVB integration	*0.58%*	*0.64%*	*-6bp*
after HVB integration	*5.7%*	*5.9%*	*-18bp*
BA-CA (Pioneer Inv Austria)	15.8%	15.5%	+25bp
HVB (Nordinvest)	0.6%	0.6%	-4bp

Key projects in 2006 and key initiatives for 2007

Among the key projects for 2006 and key initiatives for 2007 the following are remarkable:

1. Finalizing the definitive structure of **Institutional** business in the US (the Vanderbilt acquisition), Europe, leveraging on Pioneer's strong presence (in Germany, Italy and Austria) and Asia. Particular focus will be given to new areas, like the Middle East, Emerging Asia and Northern Europe (Scandinavia and The Netherlands).

2. A new global relationship business model in all areas (US, Europe, Asia and Latin America) thanks to more effective links at head office level combined with local distribution push.

3. New business initiatives to start operations in Russia, Turkey and India, the latter through strategic alliances with Bank of Baroda, a leading public Indian bank.

4. Improved **strategic infrastructure** by means of a new **front office platform** (GISP) with the aim of creating a fully integrated global model and architecture with state-of-the-art process and technology components; it will improve current process and workflow and/or add potential and new scaleable tools for investment management staff. The model provides a stable and centralized environment that is scaleable, ensures data integrity and reduces operation risks.

5. A new global operating model to achieve organisational scaleability and enhance efficiencies by further centralising processing and support centers.

Markets & Investment Banking Division

The Markets & Investment Banking (MIB) Division serves as the Group's global product factory and competence center for all global financial markets and investment banking services

With key strategic presences in Munich, London, Milan, Vienna and CEE, as well as the US and Asia, the MIB Division bundles the investment banking activities of Bayerische Hypo- und Vereinsbank AG (HVB), UniCredito Italiano S.p.A. (UniCredit), Bank Austria Creditanstalt AG (BA-CA) and Creditanstalt Investment Bank (CA IB).

To define the global responsibilities of each business line across legal entities, an overlay structure was defined along four areas: Markets, Investment Banking, COO Organization, and the MIB Market & Credit Risk function. Research leverages the entire product franchise and maximizes value across asset classes and client groups.

Organisational structure

The Markets area includes all trading, structuring and distribution activities, whereas the Investment Banking area combines coverage and origination-based business, as well as financing and loan syndication.
The Chief Operating Officer heads all centralized business support functions, while MIB Market & Credit Risk manages divisional credit risk underwriting, market risk, and risk reporting & policies.


Markets & Investment Banking Division
Research
Markets
Investment Banking
Chief Operating Officer
MIB Market & Credit Risk
FICC[2]
Equities
Structured Derivatives
Distribution
Americas[1]
Asia[1]
Financing
Loan Syndication
Structured Credit
Corporate Derivatives
Germany
Italy
EEMEA
Americas
Asia

1. Fixed Income, Currencies and Commodities.
2. Divisionalized.

Financial Performance

Strong revenue growth, tight cost management and significant reductions in loan loss provisions have led to an increase in pre-tax profit of 15.6% compared to 2005, amounting to €1,602 million. Almost all business lines within the areas Markets and Investment Banking delivered strong increases y/y, with particularly strong growth in Equities and Financing.

Favourable market conditions and steady customer flows enabled the MIB Division to exploit its expertise in derivatives trading and structuring, debt capital markets origination, interest rates trading, FX trading, structured finance and equity capital markets, among others.

Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
	2006	2005	AMOUNT	%	4Q 06	3Q 06	4Q 05
Operating income	3,192	2,903	289	+10.0	760	697	731
o.w. trading revenues	*1,485*	*1,243*	*242*	*+19.5*	*254*	*313*	*283*
o.w. non-trading revenues	*1,707*	*1,660*	*47*	*+2.8*	*506*	*384*	*448*
Operating costs	-1,564	-1,469	-95	+6.5	-453	-354	-434
Operating profit	1,628	1,434	194	+13.5	307	343	297
Net write-downs on loans	22	-40	62	n.a.	20	-7	-9
Profit before tax	1,602	1,386	216	+15.6	214	355	166

* including one-off effects of integration costs (4Q05: -69.5m and 4Q06: -40.0m).

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2006	31.12.2005	AMOUNT	%	30.09.06	AMOUNT	%
Total RWA (eop)	63,058	62,690	368	+0.6	62,168	890	+1.4
RWA for Credit Risk (eop)	49,039	47,623	1,415	+3.0	47,973	1,066	+2.2

Key Ratios and Indicators

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
EVA (€ million)	697	449	248	+55.2
Absorbed Capital (€ million)	3,732	4,538	-806	-17.8
RARORAC	18.67%	9.90%	877bp	
Operating Income/RWA (avg)	5.04%	3.76%	128bp	
Operating Income/FTE (€ thousand)	994	866	129	+14.9
Cost/Income	49.0%	50.6%	-162bp	
Cost of Risk	-0.04%	0.08%	-12bp	

Staff Numbers

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Full time equivalent	3,210	3,354	-144	-4.3

Operating income for 2006 amounted to €3,192 million, representing an increase of 10.0% y/y. The underlying performance was driven by a sustained y/y growth in trading income reflecting the overall good performance of the trading units.

Operating cost for 2006 amounted to €1,564 million, representing an increase of 6.5% y/y on overall basis but with personnel costs increasing by 18% as a consequence of higher variable compensation related to performance.
Non personnel costs were held almost constant, due to stringent cost management, and entailing an improved Cost-Income Ratio of 49.0% (versus 50.6% in 2005).

Operating Profit for 2006 increased to €1,628 million, a 13.5% y/y increase from 2005.

€40 million were provisioned in 2006 for restructuring costs related to achieving cost synergies in 2007 and 2008.

Given the positive economic cycle, net writedowns on loans were dissolved considerably compared to the year 2005. Consequently, the cost of risk improved to positive 4 bp.

Efficient capital allocation enhanced the profitability of assets, as reflected in an increase of Operating Income/Risk Weighted Assets (RWA) from 3.8% in 2005 to 5.0% in 2006.

The Economic Value Added (EVA) as of end of year grew 55.2%, from €449 million in 2005 to €697 million in 2006 making MIB as one of the strongest contributors to the EVA of the Group.

Breakdown by Business Area

The MIB Division's unique character comes from the strong connectivity of UniCredit Group's pan-European banking franchise. The bank's well-established relationships and network give MIB the ability to provide its investor base with direct access to a broad range of investment assets, and to give its corporate customers highly innovative investment and risk management solutions.

From this position of strength, MIB's strategy is to become a leading European investment bank with a clear focus on selected products and client segments. MIB offers differentiated expertise, and targets high returns and high growth by:

1. leveraging the division's leading market position in international structured finance into profitable non-domestic markets;
2. expanding its prominent role as a top provider of structured derivatives for retail, corporate and institutional clients through diversification into the rest of Europe;
3. providing innovative solutions and access to differentiated assets through its leading investment banking advisory capabilities in CEE, Turkey and Russia;
4. continuing to provide the full range of investment banking services including structured finance in the core markets of Germany, Italy, Austria and CEE.

Markets

The business mission of Markets is to become a leading player in our core markets by capturing the entire value chain in existing asset classes and pursuing new business opportunities that benefit clients and generate EVA.
In 2006 Markets generated revenues of €2,258 million (+ 6.7% y/y), equal to 67% of the division's overall performance. The top contributors included Structured Derivatives and FICC, which together generated 68% of the area's revenues. The largest y/y revenue increase was achieved by Equities (+21%).

- **Structured Derivatives** deal flow with international institutional clients remained strong across all asset classes. Retail activities in certificates, structured bonds and funds grew by 46%, which was clearly above the market growth of 30-35% and induced a further boost to revenues.
This helped offset the expected decrease of revenues in the Italian corporate derivatives business, where client demand shifted to different, less margin intensive product offerings. The reduction of margins was also determined by new operational limits based on newly introduced customer segmentations, anticipating early the rules of European Directive 2004/39/CEE.

The Structured Derivatives team was named "#1 Cross Asset Structures 2006" (HVB, Deutsches Risk Magazine) and continued to highlight MIB's retail strength in Germany by winning the "#1 Certificate of the Year 2006" (HVB, Certificate Awards).

- The increase in **Equities** (equal to a 19% revenue contribution to Markets) was achieved due to strong market conditions, improved business flows in CEE, and an efficient organizational setup that allowed the unit to boost its share of client business. The new client coverage model across all units is and significantly will improve cross-selling potential. Thanks to the success of MIB's client focus and dedication, the division has been recognized "Best Equity House" and "Best Regional Brokerage House" in New Europe (CA IB, Finance New Europe).

- **FICC** contributed strongly to the overall results of the Markets area despite rising short-term interest rates and a flat interest rate curve in major currencies. The FI/FX business could benefit from good customer flows at the beginning and the end of the year. Regressive volatility, no clear market directions and constantly declining customer flows, which reached their lowest level in July/August, influenced the business. Apart from being awarded the "Best FX Bank" (BA-CA, Global Finance) in CEE, Austria and Italy, the FICC team won a number of industry awards.

Operating income (economic view*) (€ million)

	2005	2006	Change	4Q06	3Q06	4Q05
Total	3,155	3,374	+6.9%	743	820	697
Others	11	33	+200	4	10	1
Markets	2,116	2,258	+6.7%	486	524	
Investment Banking	1,028	1,083	+5.4%	253	285	248

* total return including mark-to-market of investment book positions

- **Structured Credit** reported a successful year with many high profile transactions. The quality of the business and the diversification was clearly stronger than in 2005. Structured Credit has accomplished more deals, lifted the profile of MIB in the market and executed transactions from many regions (UK, Ireland, Nordic, US, Benelux, France, Iberia, Germany, Greece, Italy, Austria).
  Being a top bookrunner for Italian and German corporate bonds in 2006, MIB outperformed global competitors in the bond business. The Debt Capital Market team managed public bonds for Porsche, Deutsche Telekom, Autostrade, Fiat and Eni, among others, and reinforced its **leading role in debt capital markets** by managing 54 jumbo covered bonds issues, the largest number in the market.

  Furthermore, the division launched pioneering asset backed securities in CEE. In fact, MIB was the first in the market that enabled its clients access to the Russian consumer loan market through a euro-denominated ABS issue. "Breeze II," a structured bond transaction for regularly recurring windpark financing with MIB being the sole bookrunner, won the "Senior Debt Deal of the Year" and the "Global Renewable Energy Award" (HVB, Euromoney/Ernst & Young).

Investment Banking

The business mission of Investment Banking is to become a leading investment bank in our core markets by providing innovative solutions and by leveraging our client network and product knowledge within the whole Group's franchise. This initiative involves close co-operation and coordination with the Corporate and CEE Divisions as a way of offering comprehensive investment banking services in an efficient manner. In 2006 Investment Banking contributed revenues of €1,083 million (+5.3% y/y), equal to 32% of the divisional performance.

- From the view of **Regional Investment Banking** the market in 2006 was characterized by abundant liquidity and tight non-risk adjusted margins. There is still high pressure on margins in the classical syndicated loan business. Therefore new deals are entered into with more caution. Nevertheless, the deal flow was in line with expectations until December 2006, mainly driven by large scale facilities for multinationals and for M&A-transactions.

  With around 30 deals successfully placed in emerging markets only, MIB set a new transaction record and once again demonstrated its market leadership in the region. Noteworthy ECM (Equity Capital Market) deals in CEE were the IPO of Multimedia in Poland and of Bulgarian American Credit Bank as well as the SPO of Turkish Airlines.

  Leveraging on the combined strength of MIB, the team also concluded very successful IPOs in Germany and Italy such as the IPO of Wacker Chemie and Poltrona Frau. These transactions were successful as a result of the enlarged sales network of the MIB Division, which made it possible to distribute shares via cross-border sales teams.

- Driven by buoyant markets, **Financing** experienced a record deal flow and revenue generation. The business line served as the main contributor to Investment Banking revenues. Business was driven primarily by the very strong performance with financial sponsors across Europe, equity funds as well as co-investments.

  MIB further strengthened its profile as a leading player in Pan-European **leveraged and structured finance** by winning key market transactions such as Erdemir, which was the first long-term structured financing in Turkey's current privatization programme. Moreover, the division was mandated lead arranger (MLA) and bookrunner of the Kion leveraged buyout (LBO), one of the largest ever German LBOs. As a result of the bank's role in the financing of the acquisition of ProSiebenSAT.1, MIB entered the "mega deal" segment for European LBOs and achieved the #1 Bookrunner and MLA in German LBOs (UniCredit Group, Dealogic).

  In high yield capital markets, we successfully placed floating rate notes for FL Selenia (a former part of Fiat) into the private market. The deal serves as an **example of the excellent cooperation across legal entities** between the UBM and HVB leveraged finance origination teams, leveraged loan syndications in London and high yield capital markets in Munich. In Italy, the team accomplished the # 1 MLA for LBOs (UniCredit Group, Dealogic) for the first time.

  The division was also active in many CEE transactions, such as MLA and bookrunner in the LBO of BorsodChem in Hungary by Permira and the investment finance of Romanian Alro/Macro Industries. MIB's expertise in project finance in CEEMEA has been underlined by having been named the **"Best Project Finance House 2006"** (BA-CA, Finance New Europe).

- **Loan Syndication** has focused its attention on areas where either it has specific market advantages/knowledge or where it can still make a healthy return. Hence, MIB will not necessarily feature at the top of league tables in all areas but has consistently underwritten higher volumes and made more fees in all of its markets. The integration of the three different entities has worked well within syndication, with several instances of successful co-operation between CEE, Italian and HVB teams.

Report on Operations

Markets & Investment Banking Division

Key Projects in 2006 and Key Initiatives for 2007

Integration initiatives

2006 was a significant year in the design and development of the integrated MIB Division. The division reached many key milestones in the integration process while uniting activities under the UniCredit Markets & Investment Banking brand. These milestones included definition of the investment banking business model, design of the financial business case, improvement of capital management, and development of a division-specific risk framework. MIB successfully implemented the cross legal entity overlay structure, developed reporting and MIS structures for the business, and defined its target IT landscape.

On the basis of the newly designed setup, each global business line outlined on a product line level their status quo, key strengths, development potential and **core strategic initiatives** for the next years. This process demonstrated that MIB has substantial growth potential, which will be derived from optimizing and leveraging opportunities from the combination of the three regional players, and creating greater market access.

The division also focused on aligning **the operating model** and realizing cost synergies. In this context, MIB's **international network** was streamlined. While making a clear commitment to the international presence of UniCredit Group, significant synergies were identified within the single locations through sharing of existing resources and capabilities.

The creation of a divisional **identity** as **UniCredit Markets & Investment Banking** was driven by the development of a new global branding and a marketing campaign, and was supplemented by change management activities. A culture and communication audit was also performed to promote the integration of the diverse businesses and cultures that form the new division.

External expansion

At the end of 2006, BA-CA signed an agreement to acquire the institutional business of Aton Capital Group. Aton Capital is among the top 5 investment banks in Russia. With this acquisition MIB will become a leading broker in Russia and strengthen its leadership in Central and Eastern Europe investment banking. Furthermore, the division expects to expand its business in Russia through closer cooperation with UniCredit Group member International Moscow Bank (IMB).



In 2007 MIB will focus on implementation and execution in order to realize strategic and financial goals established during 2006. A central pillar of 2007 initiatives will be the smooth execution of business growth initiatives.

In the **Markets business area** the division will focus on growing its FX and commodities business and leveraging its equities capabilities. In Structured Derivatives the unit's pre-eminent role will be expanded across clients and products, including risk management advisory for multinational corporates. Structured Credit will concentrate heavily on client-related solutions and securitization efforts, while Distribution is expected to expand its customer base and offer new, leading-edge, investment and risk management solutions.

The **Investment Banking business area** will focus on regional setups of the business activities with emphasis on ECM and M&A activities. The strong position in Financing will be further enhanced by entering selected markets where the team has had only a limited presence to date.

A major regional project will be the rollout of the global MIB model to all local CEE banks. In a joint effort between MIB and the CEE/Poland Markets Division, a new **MIB-CEE cooperation model** was developed to fully exploit MIB's strengths within the CEE region, with the ultimate goal of leveraging UniCredit Group's unparalleled franchise of local banks.


Germany
Italy
UK
Switzerland
Spain
Luxembourg
France
Bosnia &
Herzegovina
Bulgaria
Croatia
Czech
Republic
Estonia
Hungary
Austria
Latvia
Lithuania
Macedonia
Poland
Romania
Greece
Russia
Serbia
Slovakia
Slovenia
Ukraine
Turkey
USA
Brazil
Argentina
Mexico
UAE
South Africa
South Korea
India
China
Japan
Hong Kong
Singapore
Vietnam
A powerful new force with a deep-rooted network at the heart of its DNA
Introducing UniCredit Markets & Investment Banking. A powerful new force that leverages the markets and investment banking strengths of Bayerische Hypo- und Vereinsbank AG, Bank Austria Creditanstalt AG and UniCredit Banca Mobiliare S.p.A.
From the very beginning, it offers the advantage of centuries of experience, three home markets and an unrivalled reach in Eastern Europe. At its core, at its very business DNA, is a deep-rooted global network which can make a vital difference for clients. It is the quality and depth of these connections and its structuring expertise in the capital markets that enable it to create both innovative and ideal financial solutions
www.makingtherightconnections.com
MAKING THE RIGHT CONNECTIONS
UniCredit
Markets & Investment Banking

Report on Operations

Corporate Division

Corporate banking market services and solutions for medium and large businesses

The Group's Corporate Division mainly serves clients with an annual turnover of over €3 million. It provides a range of dedicated products and services, which may vary according to client requirements, regional presence and growth potential. The Corporate Division transfers best practices developed in each country for its products and services in order to provide innovative products that better meet the requirements of its customer base. The Corporate Division's emphasis on the calibre of its staff and the quality of its service has enabled it to become a partner of choice in the corporate world.

Organisational Structure

In Italy, the Group's **Corporate Division** consolidates the results of **UniCredit Banca d'Impresa**, **UniCredit Factoring** and **UniCredit Infrastrutture**, the corporate divisions of **Hypovereinsbank** and **Bank Austria Creditanstalt**, the **CREF** (Commercial Real Estate Financing) segment of **HVB**, **Locat** and all group leasing companies (excluding those consolidated in the CEE division). At the group level, the Corporate Division operates through 352 branches and offices in three countries, with an additional of about 50 foreign trade centres operating in Italy. The Corporate Division is staffed by almost 9,000 full-time equivalent employees.



Corporate Division
Corporate Italy
Corporate Germany
Corporate Austria
Leasing
UniCredit Banca d'Impresa
HypoVereinsbank
Bank Austria Creditanstalt
Locat
UniCredit Factoring
HVB Leasing
BA-CA Leasing
Locat Doo
UniCredit Infrastrutture
Locat Russia
Locat Rent

Financial Performance

The Corporate Division closed 2006 with better than expected results both in absolute terms and in terms of its overall contribution to Group targets. It showed improvement across all operating and financial metrics.

Income Statement (€ million)

	YEAR		CHANGE		QUARTERS		
	2006	2005	AMOUNT	%	4Q 06	3Q 06	4Q 05
Operating Income	4,851	4,648	203	+4.4	1,264	1,153	1,122
Operating costs	-1,688	- 1,694	6	-0.4	-430	-419	-413
Operating profit	3,163	2,954	209	+7.1	834	734	709
Net write-downs of loans and provisions for guarantees and commitments	-827	-941	114	-12.1	-286	-204	-305
Profit before tax	2,286	2,086	200	+9.6	498	505	394

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS	CHANGE	
	31.12.2006	31.12.2005	AMOUNT	%	30.09.06	AMOUNT	%
Total Loans	185,805	176,579	9,226	+5.2	171,565	14,240	+8.3
o.w. With customers	*175,124*	*168,084*	*7,040*	*+4.2*	*167,245*	*7,879*	*+4.7*
Total deposits (incl. Securities in issue)	137,472	135,510	1,962	+1.4	127,900	9,572	+7.5
Total RWA	156,712	155,251	1,460	+0.9	161,900	-5,188	-3.2
RWA for Credit Risk	152,050	151,479	570	+0,4	157,445	-5,395	-3,4

Key Ratios and Indicators

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
EVA (€ million)	537	318	219	+68.9
Absorbed Capital (€ million)	9,876	9,540	336	+3.5
RARORAC	5.44%	3.33%	211bp	
Operating Income/RWA (avg)	3.05%	3.02%	3bp	
Operating Income/FTE (€ thousand)	527	501	26	+5.2
Cost/Income	34.8%	36.4%	-165bp	
Cost of Risk	0.53%	0.63%	-10bp	

Staff Numbers

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Full time equivalent	9,207	9,283	-76	-0.8

Strong revenues and effective control of both administrative costs and credit risk enabled the Division to achieve a pre-tax profit of €2,286 million, up 9.6% y/y (+21.5% net of 2005 extraordinary items including the recognition at fair value of FIAT's convertible bond held by UBI, which will impact net trading profits by about €74 million, and the sale of Bank of Austria's holding in Investkredit, which will impact net investment profits by over €120 million).

Despite the slow-down in the Italian derivatives market, operating income grew 4.4% y/y to 4,851 million. The increase in revenue was driven by the positive performance of net interest income (+5.2% over 2005, mainly from higher volumes) and net fees and commissions (+12.2% over 2005).

Thanks to effective control of other administrative expenses, partially offset by higher payroll costs (+3.7%) and movements in the value of intangible and tangible fixed assets (mainly stemming from the growth in operating leases), total costs remained materially unchanged (-0.4% y/y).

The cost-income ratio stood at 34.8%, an improvement of more than 150bp over 2005.

The ongoing focus on cost rationalisation was reflected in a staff reduction of 80 full time equivalent employees in 2006.

Strict control over credit quality resulted in lower net impairment losses on loans and provisions (-12.1% over 2005), which drove an improvement in the ratio of net impairment losses to total customer loans compared to 2005.

Report on Operations

Corporate Division

Breakdown by Business Area

Overall, Corporate Division results in 2006 were impacted by different trends in each of its target markets, and with few exceptions the breakdown of its income sources remained unchanged from last year. Operating income (+4.4% y/y) reflected a strong rise in revenues in Italy (+5.2% y/y), Austria (+5,8%) and Germany (2.1%). Stable divisional operating costs were achieved thanks to strict cost control measures in Germany (-3.7% y/y) and Austria (-6,3% y/y, on a like-for-like basis), partly offset by growth in Italy (+5.1% y/y). Due to different trends in the Division's core markets, operating profit grew 13.2% in Germany, 5.3% in Italy and 8.3% in Austria.

Growth in loans extended to customers at the division level increased by 4,2%y/y (+6,2% without taking into account the results for CREF). At the individual country level, we experienced a steady increase in Italy (+10,9% y/y) and a slight decrease in Germany (-2,8% y/y) although the latter became an increase of 1,8% y/y when not consolidating CREF, where a decrease in loans took place due to a reduction in non profitable assets and a successful restructuring. During the last year there was a steady increase in deposits from customers because of abundant market liquidity and some special commercial actions: in particular, during the period analyzed, the total amount of customer deposits grew of 15% y/y.

Contribution by Country (€ billion)


2006
4.9
1.7
3.2
Italy
51%
45%
55%
Austria
22%
26%
20%
Germany
29%
26%
Operating Income
Operating Costs
Operating Profit

Breakdown of loans by country and deposits (€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
	31.12.2006	31.12.2005	%	31.12.2006	31.12.2005	%
Italy	78,516	70,822	+10.9	34,451	27,128	+27.0
Germany	55,511	57,137	-2.8	29,499	28,323	+4.2
Austria	41,097	40,125	+2.4	19,639	17,226	+14.0
Total	**175,124**	**168,084**	**+4.2**	**83,589**	**72,677**	**+15.0**

Product Range: focus on Germany

One of the key products offered to customers in 2006 was PREPS™ (Preferred Pooled Shares), a valuable operating tool that serves as an innovative platform for "profit sharing rights" offered in partnership with CEG. This product allows medium-sized companies to obtain non-bank financing by directly accessing capital markets. HVB's key role was reflected in the fact that in 2006 about €1.8 billion in junior capital was raised using PREPS™.

At the same time the bank's innovative capabilities were proven with the launch of a new product called M-ABS, an asset-backed security for medium-sized companies, which will leverage HVB's expertise in the securitisation market.

Finally, the bank confirmed its strategic decision to provide support to companies operating at the global level, particularly in the fast growth markets of Central and Eastern Europe, where UniCredit has a strong international presence, and also in view of the fact that over 4,000 German companies already operate in one or more of these markets. This policy translated into the offering of a wide range of dedicated services, such as cash management, cross-border credit lines and special terms for opening new accounts.

Key Projects in 2006 and Key Initiatives for 2007

The Corporate Division continued to develop each national market by sharing best practices and products and by introducing a common customer segmentation method. All countries have implemented a strategy involving improved cooperation between banks and companies operating in non-banking sectors (such as leasing and factoring), a wider range of services for corporate clients and pursuing growth opportunities in individual sectors, such as yachts and investments in capital goods.

Growth strategies for Italy focused on organic growth and the expansion of the Division's network coverage by leveraging the Group's international presence, in order to strengthen relationships with companies operating in foreign markets.

In keeping with the group's divisional structure the reallocation of customers in Germany was successfully implemented without a negative impact on revenues. In fact, there was an improvement in customer acquisition. Despite strong local competition and the ongoing alignment to a single organisational model, the Group defended its market position in Austria, where it intends to expand its presence.



Below is a summary of 2006 key projects:

UniCredit Banca d'Impresa Revenue Growth Project

The strategic development project "Revenue Growth" seeks to generate additional revenues and loan growth from new customers from 2007- 2009 through customer acquisition and retention. Specifically, such growth will be achieved by:

- **Expanding the branch network:** by opening new branches and premises in certain regions
- Applying **customised service models** to large companies (over €250 million revenues at Group level), corporate customers (between €15 and 250 million revenues at Group level) and small and medium enterprises (SMEs, under €15 million revenues at Group level)
- **Growth** and specific focus on **Large Enterprises**, developing dedicated structures both at the Regional Division level and at the front desk level
- Improving account managers' performance by **automating credit and commercial procedures**
- Penetrating selected **specialist markets**

- **Reviewing the service model** in order to maximise efficiency for all business segments in Germany. In addition to the provision of a complete range of products and services, the offering will be differentiated according to the specific needs and number of customers
- **Reorganisation of the allocation of small and medium-sized corporate customers** in order to prevent a scattered approach to managing this business segment
- **Product innovation** resulting from the group's specific know how
- **Emphasis on international markets** in order to provide financial solutions and integrated services to customers operating in foreign markets
- **Implementation of sophisticated tools** for financial analysis and investment advice
- Centralisation of services provided to large corporate customers at the regional branch level
- Implementation of a targeted service model for government agencies and other public entities using dedicated account managers
- Review of credit procedures in line with the new divisional structure
- Targeted initiatives to contain costs. Great emphasis was placed on cutting general and administrative costs, and also on the implementation of appropriate purchasing policies
- Collaboration with HVB Leasing to broaden the range of services provided by the regional branch network and to create new sources of fee income

In keeping with the objective of creating value for both shareholders and customers, several projects were launched, ranging from an analysis of customer needs and satisfaction levels (basic information was collected in order to develop products and services meeting customer needs) to the integration of credit issuing and loan management procedures (a key factor in developing and maintaining a consistent credit policy).

Report on Operations

Corporate Division

Key Projects in 2006 and Key Initiatives for 2007

In 2006 the Group continued to integrate the Austrian bank with the rest of UniCredit Group companies. Specifically, the service model was brought into line with the Group's division-based model which will provide all customer segments with a full range of products and services in view of their specific needs and size. This drive towards service improvement and value creation for shareholders and customers will continue in 2007 under a series of projects aimed at acquiring additional know-how by leveraging best practices in use at other Group companies. In keep ng with the strategy of recent years, and in consideration of the positive trend in imports and exports, there will con:inue to be a strong emphasis on international markets in order to provide financial solutions and services tailored to customers operating in foreign markets, especially in CEE countries.

Below is a summary of 2007 key initiatives:

LEASING: The strategic reorganization plan of the leasing business was approved in 2006 with the scope to establish a global business lines for the whole UniCredit Group. Such a plan involves all the Group's countries and companies in order to set up an effective business model and an organizational structure able to support the commercial network thanks to product and service innovation and know-how exchange.

GFS: In 2007 it will be put on the implementation of GFS (Global Financial Services) - the Group product factory of international transaction services in the corresponding banking sector throughout the focus on three main product lines (Cash Management& e-Banking, International Financial Institution & Trade Finance, Structured Trade &Export Finance).

The "Revenue Growth" project will continue widening the territorial coverage in specific regions and strengthening the sales force (Relationship managers and product specialists);

In line with the development plan to increase the domestic market's commercial penetration, it has been p anned to open in 2007 new branches and premises in regions not fully covered, while specific new customer acquisition campaigns will run in the areas of traditional presence.

Focus will be on strengthening our commercial presence in specific industrial districts and niche markets, to further extend the leadership position held in the domestic market.


HVB BERATERTUGEND N° 2
VORAUSSCHAUEND



Peter Hähner ist in der Zukunft zu Hause. Auf diese Weise entdeckt er Chancen, wo viele nur Grenzen sehen – und ist damit bei uns in bester Gesellschaft. So haben wir als eine der ersten Banken erkannt, welche Möglichkeiten sich in Mittel- und Osteuropa für Investoren bieten und sind dort heute mit 17 Mio. Kunden in 16 Ländern die Nr. 1. Wenn auch Sie zu den vorausschauenden Unternehmern gehören, die erkannt haben, welche Chancen sich in diesen dynamischen Märkten für Ihr Unternehmen bieten, sprechen Sie mit Peter Hähner. Er wird Sie mit grenzüberschreitenden Finanzlösungen tatkräftig unterstützen – hier, jetzt und in Zukunft.

www.hvb.de FIRMENKUNDEN | HypoVereinsbank Member of UniCredit Group

Report on Operations

CEE & Poland's Markets Divisions

UniCredit Group is in all aspects the clear market leader in the CEE region, which in 2006 again showed the highest economic growth rates in Europe mainly supported by dynamic domestic demand and lively foreign direct investments. The positive economic trend for the region is expected to continue in the upcoming years in combination with a generally low degree of banking intermediation and the related convergence process towards EU levels. This will help the region to maintain its position as one of the world's fastest growing environments for banking revenues. Acting as a universal bank, UniCredit Group is offering a comprehensive product and service range to about 24 million retail, corporate and institutional customers which are serviced in more than 3.000 outlets all over the region. Leveraging on the competitive advantage of this comprehensive network, the Group is in a position to serve customers and investors on a cross-regional scale. Furthermore, such extensive operations throughout the region allow the Group to benefit from synergies out of the standardization and optimization of internal processes. Such efficiency improvements will also be fostered through the integration and merger projects in many of the countries which are all planned to be completed in the course of 2007.

Organisational structure

The area is managed in **two divisions** with a presence in 17 countries.
Within the UniCredit Group, BA-CA has been defined as sub-holding for the banking activities in **CEE**, with the exception of Poland and Ukraine which will be managed directly by UniCredit. A clear structure was established through the following steps: First of all, UniCredit acquired directly the shares in BA-CA previously held by HVB. Secondly, all shares in CEE banks held by either UniCredit or HVB were transferred to BA-CA.
Following this restructuring, BA-CA will be present in the following 15 CEE countries: Azerbaijan, Bosnia & Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia and Turkey.
The Poland's Markets Division manages the Group's operations in Poland and Ukraine.
The banks comprising the Division are Bank Pekao and BPH Bank in Poland and HVB Ukraine and UniCredit Bank (formerly Pekao Ukraine), which is owned by Bank Pekao, in Ukraine.

UniCredit Group Market Shares in Total Assets



	Total Assets Market Share (in %) As of 30 06*	Ranking
Russia**	1,9	8
Estonia**	0,5	8
Latvia**	2,3	10
Lithuania	2,2	6
Poland	20,6	1
Ukraine	1,1	13
Czech Republic	7,3	4
Slovakia	9,2	5
Hungary**	6,4	7
Slovenia**	6,5	4
Croatia**	23,1	1
Bosnia and Herzegovina	25,3	1
Serbia	7,2	5
Bulgaria	19,8	1
Romania	7,2	4
Turkey	10,4	4

* unless indicated otherwise
** as of Q4

CEE Division
Financial Performance

Income Statement (€ million)

	YEAR		% CHANGE		QUARTERS		
	2006	2005		NORMALIZED[1]	Q4 '06	Q3 '06	Q4 '05
Operating Income	2,816	2,185	28.9	+22.6	777	698	601
Operating costs	-1,525	-1,233	23.7	+16.4	-460	-349	-379
Operating Profit	1,291	952	35.6	+30.7	317	349	222
Net write-downs of loans and provisions for guarantees and commitments	-170	-151	12.6	+3.1	-39	-53	-36
Profit before tax	1,062	805	31.9	+27.8	264	290	174
Net profit (loss) for the period	883	601	46.9	+41.3	212	268	96

1. Change at constant exchange currency rate and constant perimeters.

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS AS AT	CHANGE	
	31.12.06	31.12.05	AMOUNT	%	30.09.06	AMOUNT	%
Total Loans	45,564	37,441	8,123	+21.7	41,873	3,691	+8.8
o.w. With customers	*39,083*	*28,848*	*10,235*	*+35.5*	*34,535*	*4,548*	*+13.2*
Total deposits (incl. Securities in issue)	47,451	38,342	9,109	+23.8	40,115	7,336	+18.3
Total RWA (eop)	47,587	36,663	10,924	+29.8	43,148	4,439	+10.3
RWA for Credit Risk (eop)	44,219	34,380	9,839	+28.6	40,395	3,824	+9.5

Key Ratios and Indicators

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
EVA (€ million)	457	268	189	+70.5
Absorbed Capital (€ million)	3,165	2,496	669	+26.8
RARORAC	14.44%	10.73%	371bp	-
Operating Income/RWA (avg)	6.91%	6.77%	14bp	-
Operating Income/FTE (€ thousand)	72	57	16	+27.7
Cost/Income	54.2%	56.4%	-228bp	-
Cost of Risk	0.45%	0.51%	-6bp	-
Tax rate	16.9%	25.3%	-849bp	-

Staff Numbers (€ million)

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Full time equivalent	38.944	38.578	366	+0.9

In 2006 the CEE Division of UniCredit Group achieved a net profit for the period of €883 million based on the continued operating business growth, but also influenced by mergers and the integration of operations in countries with dual Group presence (costs related to integration amount to €56 million). The consolidated net profit exceeded the original plans with an increase of 41% compared to 2005, adding another milestone in the successful development of the division.

The year on year analysis of the profit and loss components in absolute amounts is positively affected by extensions in the perimeter of consolidated entities during 2005 (e.g. Hebros Bank in Bulgaria, IMB, Banca Comerciala Ion Tiriac in Romania, HVB Bank Serbia & Montenegro, Nova Banjalucka Banka). Relative changes expressed in percentage terms have been normalized in order to exclude perimeter and exchange rate influences.

The operating profit totalled €1.291 million, outpacing the respective 2005 results by +€339 million or +30.7% on normalized basis.
The result of the Division was driven by total operating income, reaching €2.816 million, outperforming the year 2005 by €631 million or 22.6% on normalized basis. As a consequence of the continued, favourable development of business volumes in terms of total loans increasing by 21.7% and deposits including securities issued by 23.8%, net interest income with +€313 million posted the highest contribution to the revenue increase in absolute terms. Booming business development in Russia, both in corporate and retail segments led to an increase of +€128 million, followed by Czech Republic with +€35 million driven by corporate lending and Slovakia with +€28 million.

Non-interest income of €1.046 million,

Report on Operations

CEE & Poland's Markets Divisions

Contribution by Country to the CEE Division



Operating Income (mln €)
CEE Division: +22,6%
SHARE 25% 17% 14% 10% 8% 8% 7% 4% 5%
716
492
392
276
239
227
210
110
153
Turkey
Croatia*
Russia
Czech Rep.
Bulgaria
Romania
Hungary
Slovakia
Other**
y/y%[1] chg +19,1% +5,7% +81,9% +16,0% +9,2% +17,5% +14,1% +9,1% +91,0%
* incl. Bosnia and Herzegovina
** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

1. Change at constant exchange currency rate and constant perimeters.



Operating Profit (mln €)
CEE Division: +30,7%
SHARE 25% 20% 14% 10% 10% 8% 8% 3% 1%
323
261
185
131
131
107
98
42
14
Turkey
Russia
Croatia*
Czech Rep.
Bulgaria
Hungary
Romania
Slovakia
Other**
y/y%[1] chg +25,8 +108,7 +1,9 +34,9 +18,6 +11,1 +24,6 +17,8 +102,1
* incl. Bosnia and Herzegovina
** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

1. Change at constant exchange currency rate and constant perimeters.



Profit before tax (mln €)
CEE Division: +27,8%
SHARE 23% 20% 20% 11% 9% 7% 6% 3% 0%
247
218
213
120
92
76
66
32,0
-1
Turkey
Russia
Croatia*
Czech Rep.
Hungary
Bulgaria
Romania
Slovakia
Other**
y/y%[1] chg +22,1 +93,6 +24,8 +29,7 +3,8 +1,9 +7,8 -2,4 -78,6
* incl. Bosnia and Herzegovina
** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

1. Change at constant exchange currency rate and constant perimeters.

consisting of commission, trading and other operating income added another €318 million or 35.6% on top of 2005 results. In a country view Russia stands out with +€104 million driven by FX-gains followed by Turkey with +€75 million and Romania with +€62 million mainly as a consequence of the consolidation of Banca Comerciala Ion Tiriac.

Operating costs increased in 2006 by €292 million to the level of €1.525 million. This is influenced mainly by the effects of newly consolidated subsidiaries in Russia, Romania, Bulgaria, Bosnia and Serbia (+16.4% on normalized basis), costs related to mergers in Turkey and Romania as well as expansion programs implemented in Russia and Hungary. Following the aforementioned events, staff expenses rose by 14% to €688 million as a consequence of restructuring and mergers, while in spite of the mentioned expansion programs, headcount reached the level of about 39.000 employees. Other operating expenses show an increase of 11.9% to €668 million.

In terms of efficiency ratios the CEE Division achieved further improvements. The cost-income ratio standing at a level of 54.2% was more than 2 percentage points lower than in 2005, and total operating revenues per FTE increased by almost 28%. Although total average risk weighted assets increased to €41 billion, exceeding prior year by about 26%, revenues on risk weighted assets improved by 14 bp to 6.9%.

Risk provisions of €170 million reflect an increase of only €19 million over 2005. Cost of risk improved further and stood at about 0.4% of average RWA, owing to prudent risk controls, to effective loan recovery processes but also to the generally favourable credit risk situation in the CEE economies.

Focus on Turkey, Russia and Croatia

TURKEY

In Turkey, 2006 was a turning point for Koç Financial Services (KFS), a 50% joint venture between UniCredit and its local partner Koç Holding. Based on their shared vision on Turkey's long-term growth prospects as well as their strategic focus on growth in the financial services sector, UniCredit and Koç Holding had taken an important strategic step in September 2005 to acquire, through KFS, a 57.4% stake in Yapı Kredi Bank (YKB), one of Turkey's largest private banks at the time and a leading retail franchise. The initial acquisition by KFS was later followed in April 2006 by further increase in KFS shareholding of YKB to 67.3% through the purchase of an additional 9.9% stake. Following the legal merger of YKB and Koçbank, Yapı Kredi has been uniquely positioned as the fourth largest privately-owned commercial bank by asset size in Turkey with a network of about 650 branches, with KFS having leadership positions in credit cards, assets under management, non-cash loans, leasing, factoring, pension and non-life insurance.

Furthermore, at the end of October 2006, YKB successfully completed a very large IT system migration merging two previous networks into one: all banking products and customer records were transferred to a single IT platform. This fundamental step was taken with the objective to equip the Bank with leading technology in order to deliver customers the best and most efficient service quality for the future. Interoperability was established among all Yapı Kredi branches and over 1,700 ATMs through a single platform.

Turkey (€ million)

	2006	2005	% CHANGE NORMALIZED
Operating income	716	648	19.1
Operating profit	323	277	25.8
Net Profit for the period	229	163	50.9
	2006	2005	+/- ABS.
Cost/Income	54.9	57.3	-2.4 p.p.
FTEs (100%)	15,944	16,179	-235
Branches (100%)	653	642	+11

In addition, as the final step of the integration process, the mergers of the four core subsidiaries owned by KFS and YKB in leasing, factoring, asset management and investment banking/brokerage were completed in December 2006/January 2007 with the aim of fully leveraging on the synergies within the Group.

Positive results achieved through the restructuring and transformation of YKB proved the validity and effectiveness of the KFS management's strategies. With the new shareholding and strong asset & capital structure, the Group has been repositioned in the international markets, taking up a subordinated loan of €850 million, as well as syndicated funds in the amount of USD 700 million and structuring USD 1.2 billion of securitization, the largest DPR (Diversified Payment Rights) securitization not only in Turkey but also in the world.

Despite the challenges of the integration process in 2006, YKB returned to profitability 12 months after its acquisition regardless of the subdued growth and demand conditions in the Turkish market. Led by sound balance sheet and conservative risk management policies, the Bank's profit and loss and equity were almost not affected by the financial market volatility that happened between April and June 2006.

The integration activities notwithstanding, the market share of the Bank in revenues increased to 9.9% (+0.2% versus previous quarter) and the leading positionings in credit cards and pension funds were reinforced with the increase in market shares (+2% in cards, +0.7% in pension fund). As an indication of the successful implemention of the synergies with the Koç Group companies, the purchase turnover of the Worldcard, YKB's market leading credit card, increased by 36% whereas the Worldcard sales volume of Koç Group companies went up by 72%.

Report on Operations

CEE & Poland's Markets Divisions

RUSSIA

As of the 2006 year end, International Moscow Bank (IMB) was the 8th largest bank in Russia, with a market share of 1.9%. 2006 was another year of successful development for IMB. Driven by this rapid growth the bank more than doubled its net profit to €175 million. In early 2006 IMB broadened its predominantly corporate oriented strategy towards a more focused approach to the rapid growing retail business and accelerated its regional network development. In order to efficiently support the bank's growth the shareholders increased the share capital in an amount of €77 million by the end of 2006. Along with the ongoing integration into the UniCredit Group, IMB's shareholder structure changed significantly. After UniCredit Group acquired a 26.4% stake held by Nordea in June 2006 and the shares held by VTB Bank France (a subsidiary of Vneshtorgbank) in December 2006, BA-CA now holds 90.03% of IMB's total share capital which corresponds to 95.19% of IMB's voting capital.

Russia (€ million)

	2006	2005	% CHANGE NORMALIZED
Operating income	392	160	81.9
Operating profit	261	97	108.7
Net Profit for the period	175	65	105.2
	2006	**2005**	**+/- ABS.**
Cost/Income	33.3	39.1	-5,8 p.p.
FTEs	2,061	1,525	+536
Branches	47	30	+17

In corporate business, by the end of 2006 the bank had €4.14 billion in loans outstanding to corporate customers, which was almost twice the level of the previous year. As a result IMB expanded its market share in corporate lending from 1.9% to 2.1% and became the 8th largest bank in this segment. Nearly one half of the top 200 companies in Russia are among the customers of the bank. IMB has accelerated its expansion into the regions and further developed its products for midsized regional corporates to provide stronger assistance to this customer group.

Measured by revenue potential, the Russian retail banking market is the largest in CEE. Although starting from a very low base, this segment, particularly consumer finance and mortgages showed impressive growth rates over the last five years. Considering the still low penetration levels, the rising wealth driven by an emerging middle class as well as the increasing importance of the regions we expect retail banking to be the key growth driver in Russia's banking market in the coming years. To leverage on the favorable market environment in the best possible way, IMB has successfully reviewed and optimized its retail strategy. The customer base grew by 77% to 250 thousand individual clients. The volume of retail loans increased 2.5-fold and reached €645 million. As a result, the market share in retail lending grew from 0.8% to 1.1%. The strongest growth was achieved in car lending where IMB is number four in the market with a market share of 6.7%.
In 2006, a significant step forward was reached in expanding the distribution network. During the year 17 new offices were opened, thus, the total number of offices reached 47. IMB is present in Moscow, St. Petersburg and in 17 other regions where the whole product range is offered to our customers. In 2007, the branch expansion will be continued.

CROATIA AND BOSNIA & HERZEGOVINA

As Croatia's largest bank, Zagrebačka banka Group (ZABA) serves over 1 million private customers and more than 70,000 business customers. The bank's leading position is reflected in its market shares. As a percentage of loans, the bank's market share is 23.5%; as a percentage of the deposit base, the market share stands at 25.9%. One of the bank's strengths is also its building society business where ZABA maintains its leading role with a market share of 33%.

ZABA's product range is offered through 127 branches in Croatia as well as alternative sales channels such as electronic banking, telephone and SMS banking. In 2006 Zagrebačka banka Group recorded a net profit for the year of €152 million. Net fee and commission income increased by 16% primarily due to the success recorded in offering service packages, in credit card and domestic payments business. The volume of loans increased by 17% to €6 billion, with growth mainly resulting from building society loans and loans to private customers in the retail segment as well as investment finance and working capital finance in the corporate segment. The Group's deposit base rose by 10% year-on-year to €6.5 billion.

Croatia and Bosnia & Herzegovina (€ million)

	2006	2005	% CHANGE NORMALIZED
Operating income	492	454	5.7
Operating profit	185	183	1.9
Net Profit for the period	171	146	19.9
	2006	2005	+/- ABS.
Cost/Income	62.4	59.8	+2.6
FTEs	6,804	6,766	+38
Branches	301	282	+19

Retail customers:
Private customer deposits increased by 9% to €350 million in 2006. New loan products in the housing sector increased by about €500 million (+44% compared with 2005). Loans to private customers were extended in the amount of c.a. €285 million, mainly due to consumer loans. Placements with business customers exceeded €270 million in 2006. At the same time the bank carried out major technological investments to improve transaction processing (e.g. self-service machines, 24/7 zones for corporate customers) and in internet banking (speed and flexibility). The bank successfully participated in the Croatian government's subsidised financing programmes, extended credit lines to the Croatian Bank for Reconstruction and Development (HBOR) and issued guarantees to the Croatian Small Business Agency (HAMAG) to support projects of small businesses.

Corporate customers:
In 2006, ZABA further extended its market leadership in business with large (multinational) corporate customers. The bank participated successfully in major loan and capital market transactions, particularly in the public sector (infrastructure projects, railways and shipyards). In its market leader role, whether in consortia, as a broker or as an issuing bank, the bank participated in issues totalling over €950 million. The deposit base in the corporate segment increased by over €100 million or 12% year-on-year, loans extended to this segment rose by c.a. €50 million or 3.8%. Total placements with medium-sized businesses were up by 20% to €1.1 billion bn while deposits grew by 16% or €540 million.

Operations in Bosnia & Herzegovina:
The group is present through 3 banks that substantially increased business volumes and profits in 2006. UniCredit Zagrebacka banka, Mostar, and HVB Central Profit Banka, Sarajevo, started an integration process that will lead to the creation of the largest bank in the country be the end of 2007. In Nova Banjalucka banka, seated in Banja Luka, acquired by BA-CA at the end of 2005, a modern organisation structure and a new IT-system as well as group standards were implemented.

Outlook:
In 2007, ZABA plans to maintain its strong current position in Croatia and to achieve improvements in certain areas, e.g. cash management products, card business, in special services to supraregional customers through its European Desk, in loans to private customers and in investment banking. In Bosnia & Herzegovina, the main focus is on the merger process of UniCredit Zagrebacka banka and HVB Central Profit Banka.

OTHER COUNTRIES:

CZECH REPUBLIC

In the Czech Republic, the merger of Živnostenska banka and HVB Bank Czech Republic will create the fourth-largest bank in the country. 2006 was a very successful year for both banks, especially based on the strengths in the corporate area and the introduction of innovative products in the retail segment. Their total operating profit increase amounted to almost 35%.

HUNGARY

In Hungary, HVB Bank Hungary again reached an excellent performance. Total Assets increased by 30% lifting up the market share to 6.4%. Through an ambitious branch expansion project, the number of offices was increased in 2006 from 54 to 76. All business segments performed above budget, the number of clients was increased by more than 60,000 bringing it up close to 200.000 clients. This is mainly due to the increased number of branches and various sales initiatives in retail segment. Despite the costs related to the expansion effort, the bank was able to increase its operating profit by more than 11%.

BULGARIA

In Bulgaria, a triple merger of UniCredit banking subsidiaries, i.e. Bulbank, HVB Bank Biochim and Hebros Bank, is envisaged for the second quarter of 2007. Business development was strong, especially in consumer and mortgage loans as well as in business with mid-size corporates. This translates into an increase in operating profit by close to 19% for the three banks. The comparably low growth in profit before tax is attributable to significant one-off costs for the forthcoming integrations.

ROMANIA

The development in Romania was characterized by integration activities. In a first step, HVB Bank Romania and Banca Tiriac were merged in August 2006. Immediately afterwards an integration project between the new HVB Bank Tiriac and UniCredit Romania was launched with the goal to create the fourth largest bank in Romania with a market share of above 7%.

SLOVAKIA

The two banks in Slovakia, HVB Bank Slovakia and UniBanka, expand loan and deposit volumes substantially while preparing their merger in early 2007. The successful sales efforts led to an increase in operating income of more than 9% and based on strict cost management, operating profit grew by almost 18%. As expenses related to the integration have largely been reflected in 2006 accounts already, profit before tax shows a slight decrease of about 2%.

Strategy: Key Initiatives, Completion of the Mergers

INTEGRATION PROGRAM

At the beginning of 2006 the CEE Division set up a cross-regional project management structure for implementing integration projects relating to our 22 banks in 16 countries. It comprises 12 local projects:

- Merger countries: In countries with a multiple presence - Slovakia, the Czech Republic, Bulgaria, Romania, and Bosnia and Herzegovina - we are working on local integration of the entire business operations, processes and IT, with the objective of completing the mergers in 2007. Decisions concerning the core banking systems were an integral part of the projects, without losing sight of the long-term objective of a uniform IT platform. Banking operations in Slovakia, Romania and Bosnia and Herzegovina will use COREO2, BA-CA's standard application system for CEE, while the system introduced in the Czech Republic is the new UniCredit Group system EuroSIG. For Bulgaria we decided to use FlexCube of iFlex, a system which will also be implemented in Russia.
- Integration countries comprise Russia, Estonia, Latvia and Lithuania, as well as Croatia and Turkey. In these countries without local mergers, work concentrates on full integration in the Group in respect of governance, management, regulatory reporting, management information system and risk management.
- Transformation countries refer to existing BA-CA subsidiaries (Slovenia, Serbia and Hungary). Here we concentrate on rebranding in line with Group standards.
- Rebranding: UniCredit has decided to use a uniform brand structure for CEE to underline its performance capabilities and the standing of a leading international banking group. The Group will use the UniCredit Bank brand, amended by the local brand name for countries with a strong local presence, e.g. UniCredit Zagrebačka banka, UniCredit Bulbank, UniCredit Tiriac Bank. The rebranding process is to be completed by the end of 2007.

CROSS-BORDER INITIATIVES

Various cross-border initiatives are aimed at using the competitive advantages of our comprehensive network of operating units in 16 countries while benefiting locally from the strength and expertise of an international banking group. We want to use this double advantage in business with our customers. The above-mentioned brand architecture underlines the most visible feature of the CEE Division: the ability to serve customers across borders while meeting their individual needs by incorporating local specifics.

Some 20 cross-regional initiatives have been launched to meet this objective at three levels: in customer business; in management and organisation; and in HR management, communications and Global Banking Services.

In customer business homogeneous customer segments and shared business models as well as efforts to standardise the product range are prerequisites for offering our customers access to our entire network from any location. Offering a "single point of entry" is the philosophy behind our Cross-border Client Group (CBCG) approach.

Global product lines such as Global Trade Finance, leasing, commercial real estate business have been established. They act as a vehicle for know-how transfer in the entire UniCredit Group, giving effect to the advantages of a large bank in smaller countries, too. Moreover, global product lines act as hubs linking supply (e.g. Western institutional investors) and demand.

Other initiatives which are under way have been launched to bundle asset management and investment banking activities; in this context, bundling does not mean centralising but creating a multipolar structure with optimal division of labour.

Uniform cross-regional management information systems (MIS) are preparing the ground for accountability and transparency of performance as a management principle for our Group. They are also a prerequisite for meeting Basel II requirements and for coordinating bank treasury operations and capital management.

We have also set up a cross-regional HR integration programme with tasks divided among different locations in the network. The objective of the programme is to develop local talent and a pool of cross-regional executives.

Global Banking Services (GBS), a global UniCredit division, performs an essential function in the entire integration process, maintaining cost effectiveness, unlocking synergies and using locational advantages in the long term with a best practice approach. Projects range from process design to IT harmonisation, facility management and Groupwide procurement. The cost synergies which GBS seeks to achieve are not only "quick wins" but will also enhance performance in customer business on a sustainable basis.

Report on Operations

CEE & Poland's Markets Divisions

Poland's Market Division

Financial Performance

The **Poland's Markets Division manages** the group's operations in Poland and Ukraine.

In **Poland**, thanks to Bank Pekao and BPH the Group has a combined market share of over 20%, being the leading bank in terms of total assets, loans to customers and assets under management. They can leverage on the nationwide network of

Income Statement

(€ million)

	YEAR		% CHANGE		QUARTERS		
	2006	2005		AT CONSTANT EXCHANGE RATES	4Q '06	3Q '06	4Q '05
Operating income	2,132	1,818	17.3	+13.4	579	517	457
Operating costs	-1,031	-973	6.0	+2.4	-265	-248	-248
Operating profit	1,101	845	30.3	26.1	314	269	209
Net write-downs on loans and provisions for guarantees and commission	-113	-121	-6,6	-9,2	-19	-31	-28
Profit before tax	999	784	27,4	+23,3	278	248	225
Net Profit (loss) for the period	804	624	28,8	+24,4	227	197	182

Balance Sheet

(€ million)

	AMOUNTS AS AT		CHANGE		AMOUNTS AS AT	CHANGE	
	31.12.06	31.12.05	AMOUNTS	%	30.09.06	AMOUNT	%
Total loans	23,906	18,974	4,932	+26.0	21,079	2,827	+13.4
o.w. with customers (bn)	*18,154*	*15,768*	*2,386*	*+15.1*	*17,283*	*871*	*+5.0*
Total deposits (incl. securities in issue)	29,038	24,764	4,274	+17.3	28,301	737	+2.6
Total RWA (eop)	21,028	16,781	4,247	+25.3	19,601	1,427	+7.3
RWA for credit risk (eop)	19,939	16,154	3,785	+23.4	19,084	855	+4.5

Key Ratios and Indicators

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
EVA (€ million)	344	235	109	+46.4
Absorbed Capital (€ million)	1,003	807	196	+24.3
RARORAC	34.34%	29.17%	517bp	-
Operating Income/RWA (avg)	11.31%	11.72%	-41bp	-
Operating Income/FTE (€ thousand)	81	68	13	+19.1
Cost/Income	48.4%	53.5%	-516bp	-
Cost of Risk	0.62%	0.81%	-19bp	-
Tax rate	19.52%	20.41%	-89bp	-

Staff Numbers

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Full time equivalent	26,280	26,688	-407	-1.5

branches (over 1300 branches), strongly present in all major cities in the country and on the biggest ATM network (over 2500) enabling the customers to have full flexibility and easy access to bank channels all over the country (already available to customers of both banks free of charge).

In **Ukraine**, UniCredit Group (HVB Ukraine and UniCredit bank) has a market share of ca. 1% in terms of total assets and loans to customers, but with ambitious plans for growth, in both the retail and corporate segments, considering the positive macroeconomic and banking sector developments of the country. Corporate banking is as of today the core business of the Group in the country, contributing for ca. 2/3 of revenues, accounting for ca. 1% market share of corporate loans. Retail banking is in the start-up phase of its development and has strong potential for further growth.

In 2006 the Poland's Markets Division (which included HVB Ukraine from the beginning of 2006) posted a **net profit for the period** of €804 million representing an increase of 24% y/y at constant exchange rates (+29% y/y at historical exchange rates).

The Division's results were driven by **operating income**, which totaled €2.132 million, representing an increase of 13% y/y at constant exchange rates (+17% y/y at historical exchange rates). These increases were the combined result of:

- net interest which rose by 15% y/y at constant exchange rates. This was primarily due to the growth in loan to customers, up by 14% y/y at constant exchange rates, as well as the inclusion of HVB Ukraine from 2006 (impacting the y/y growth by ca. 2%);
- excellent growth in **net fees and commissions** which rose by 26% y/y at constant exchange rates thanks to the good sales of mutual funds, retail loans and structured products, and also due to the consolidation of the mutual fund company TFI into Bank BPH starting in 2006 (impacting y/y growth by ca. 3%)
- a reduction in **net trading, hedging and fair value income** which dropped by 60% y/y at constant exchange rates. This decrease is more than offset by a correspondent increase in net interest income, while the remainder was primarily due to a reduction in the valuation of the securities portfolio as a result of interest rates increase.

In 2006 **operating costs** were rising by only 2% y/y at constant exchange rates. Staff expenses were up by 5% y/y (of which 1% was due to the inclusion of HVB Ukraine from 2006) while other operating costs were stable due to effective cost containment policies.
At the end of December, there was a total of 26,280 employees (FTE), a reduction of 407 employees from December 2005.

In terms of efficiency, the **cost-income ratio** reached outstanding level at 48,4% representing a significant improvement over 2005 (53,5%).

Operating profit for 2006 totaled €1.101 million (up by 26% y/y at constant exchange rates and by 30% at historical exchange rates over 2005).

Effective credit risk control and loan recovery policies translated into a 9% y/y reduction at constant rates of **net loan write-downs**, reaching a cost of risk of 0,6% (-0,2% absolute reduction y/y), with continual improvements in loan quality.

The Division's positive performance was driven by the two major banks, and in particular:

- **Pekao Bank** (together with Xelion Poland) reported a 17% increase in **net profit** for the period at constant exchange rates over the previous year (+21% y/y at historical exchange rates). This increase was mainly driven by the growth in operating income and contraction in operating costs.
- **Bank BPH** reported a 30% increase y/y **net profit** for the period at constant exchange rates over the previous year (+36% y/y at historical exchange rates). The increase was primarily due to growth in operating income and declining net loan write-downs.

As of 31 December 2006 the Division's **loans to customers** totaled €18 billion, a 14% y/y increase at constant exchange rates (15% y/y at historical exchange rates), without HVB Ukraine in 2005, while deposits (including securities in issue) stood at €29 billion, a 17% y/y increase at constant exchange rates (and at historical exchange rates), without HVB Ukraine in 2005

The Division reached excellent results in 2006 also in terms of value creation, with EVA at €344 million, increasing 38% y/y at constant exchange rates (46% at historical exchange rates over 2005) and Rarorac at 34%, increasing 5% y/y. This improved value creation is driven by the increase in profitability, i.e. by the growth of revenues, cost control and decreasing loan provisions. In the same period the Operating income/RWA stood at 11,3%, decreasing by 0,4% over 2005.

Report on Operations

CEE & Poland's Markets Divisions

Commercial Achievements and Key Initiatives

Commercial achievements, product range and services offered

2006 has been a particularly successful year for the Group banks in Poland, **Bank Pekao** and **BPH**, with respect to lending to retail customers. The key products have been consumer loans, mortgages and credit cards, reaching high growth rates in terms of sales and outstanding volumes. Also, very high dynamics were observed in mutual funds, one of the key products in both banks, with a combined market share in excess of 30%, reaching an increase over 30% y/y in terms of outstanding volumes.
On the country level, the key commercial focus within the Retail segment will stay on mortgages, consumer, small business loans and mutual funds, aiming to maintain double digit growth rates. In the Corporate segment, the key commercial actions are focused on further acquisition of mid and large corporate customers, leveraging on the leadership position.

In Ukraine, the Retail segment, although in the start-up phase, has already developed a wide range of products among which on the lending side are mortgages, car loans, consumer loans and credit cards (including gold/platinum card), while on the deposit side the main retail products available at present are current accounts with ATM debit card, savings plan and term deposits (both local and foreign currency). More new products will be developed in the present year in transactional services (FX cards, corporate cards) as well as in more sophisticated investment products. The bank has successfully opened 11 new branches in 2006 which allowed the Group to rapidly acquire new clients - since the launch of the Retail business in September 2006 the Bank has acquired more then 10,000 clients. Several new branches will be opened in 2007 building a widespread branch network with a presence in all major cities, allowing the Group to reach the ambitious growth targets.

In the Corporate segment the focus has been on large corporate clients, offering a wide range of products among which standardized loans, trade finance and structured finance, cash management services, etc. The Group is ranked second in terms of custody business in the country, closing important deals in 2006 acting as an agent in various acquisitions in the country with western clients.

Strategy: Key initiatives, highlights of the integration/merger situation

In **Poland**, Pekao and BPH initiated the integration process in mid-2006. From a corporate point of view and pursuant to agreements with local authorities and to the recently-approved new law, a spin-off and the integration process will lead to the creation of two new banks: the new BPH (with 200 branches) to be disposed in the course of 2007, and the new Pekao bank (which will integrate the remaining 285 ex-BPH branches).

The spin-off and integration process will bring new value to the Polish banking landscape thanks to:

- the creation of "New Pekao", the clear leader in the Polish banking sector. The "New Pekao" will assume market leadership in key areas and will further expand its nationwide coverage with ambitious aspirations to become the undisputable leader in sustainable revenue growth and profitability and the clear benchmark in Central and Eastern Europe, in particular in:
  - Retail family banking: to become leading bank for families, providing highest service levels by utilizing the best practices from Pekao (e.g., mutual funds) and BPH (e.g. experience in customer acquisition)
  - Retail small business and affluent segments: undisputable market leader thanks to full range of lending products and service model based on advisors and state of the art credit scoring
  - Corporate: position of best recognized corporate bank, covering 360° of customers needs, supported by relationship managers and dedicated product specialists
  - Risk: excellence in risk management in terms of loan quality and time-to-market
- the "New BPH" is to remain an independent entity as a strong platform for growth that will guarantee full continuity of all products and services with:

- a nationwide footprint of 200 outlets, among the 10 largest networks in the country
- all current retail and business BPH products
- all head office and IT needed to support the retail activity and corporate systems transactions
- 5th biggest asset manager (TFI) in the Polish market, with a market share of ca. 6%
- well-known BPH's trademarks and corporate name
- effective organization and possibility to continue offering the current range of competitive BPH product offers through a qualified and experienced staff.

As a consequence Pekao-BPH is a unique integration process which has been articulated into three parallel streams of successful integration:

1. Effective spin-off process with
   - focus on customers and people
   - proper integration of governance processes and effective management in place
   - dedicated and high-skilled team
   - uninterrupted focus on day-to-day business
2. Designing "New Pekao"
   - creating clear leader in the Polish banking landscape
   - building on "best of both" practices
   - leveraging cost synergies and efficiency opportunities
3. Setting-up "New BPH"
   - developing active and viable bank ready to grow
   - continuing best retail practices of BPH
   - creating attractive acquisition target

The integration team has reached visible and significant achievements:
- top talents retained in line with initial plan and strong integration team established
- aggressive legal timelines kept, i.e., spin-off plan submitted in November 2005, received positive auditor opinions for spin-off plan and in-kind contribution, and applications to banking supervisory commission submitted in January 2007
- maintained strong focus on business (i.e. low customer churn, low turnover of employees) with shared responsibility to manage country level business performance
- business model, product offer and network concept for new Pekao developed leveraging best practices from both banks, at the same time preserving new BPH value and growth potential

Despite the tremendous effort for the integration, thanks to full dedication and hard work, the banks have been able to achieve excellent financial results, managing to combine good commercial performance and focus on customers, with the preparation of the merger.

The Group is placing a strong emphasis on Ukraine in light of the enormous growth potential of the local market. UniCredit UA is focused on expanding the retail business and has launched the retail network development project in all of Ukraine's major cities achieving the first branch opening in September 2006. During 2006 UniCredit UA has opened 11 branches reaching a total of 12 branches as of end 2006 (10 in Kiev, 1 in Odessa and 1 in Lutsk) and is planning to open ca. 50 more branches in 2007. HVB UA is currently focused on the large corporate segment and plans to penetrate further in to the mid-sized corporate achieving significant growth, with a network of 6 branches.
HVB UA is in the process of being transferred to Bank Pekao, which as future sole shareholder of HVB UA and UniCredit UA, is planning to merge these two very complementary banks. The merged bank will be well positioned to grow and gain relevant market shares in both Ukrainian retail and corporate businesses.

Global Banking Services Division

Banking Services for the entire Group

The Global Banking Services Division as preferred provider of banking services to Group entities through its Global Service Factories has the primary objective of:

- ensuring strategic support for the sustainable growth of the Group's businesses and generating added value to the benefit of Group entities, ensuring the maximum quality and efficiency of the services offered, and dealing with specific needs and local requirements. All activities are based on Key Performance Indicators and Service Levels and are determined together with internal customers
- optimising the Group's cost structures and internal processes, ensuring maximum synergies and savings, as well as operational excellence, by fostering a culture of cost management and process re-engineering, as well as the continual search for best practices.

Organisational structure

The GBS Division's mission is performed through the following macro-functions: **Group Organization, Information & Communication Technology (ICT), Global Sourcing (Procurement and Purchasing), Back Office Strategy, Management of Security, HR Management** (as far as HR cost structure's optimization).

The GBS Division guides, supports and oversees the GBS lines of Group entities and, through the Division's competent departments, functionally coordinates the Group's Global Service Factories, including the:

- Back-Office Companies
- Credit collection and services Companies
- ICT service Companies
- Purchasing/Procurement Companies
- Insurance Brokerage Company (P&C)
- Real Estate/Facility Management Companies


Global Banking Services Division
Security
Staff (Back Office Strategy)
UPA
UGC
UniCredit Broker
URE
HR Strategy
Group Organisation
Group ICT
UGIS
Global Sourcing
I-FABER
HR Management
GBS Lines
GBS section of banks
Global Services Factories
BO & Transactional Services
ICT Services
Credit Collection Services
Purchasing Services
Bancassurance P&C
Real Estate/Facility Management
Custody & Security Settlement

Financial Performance

2006 was a particularly significant year for the Division, one in which the rationalisation activities were fully running, whether they were connected with the integration process or tied to situations in individual countries.
Direct costs - which approximate the expenses base under the Division's control - were over €2.7 billion in 2006, with a clear trend: they not only absorbed inflation and salary increases, but also generated a reduction of €150 million or 5.2% y/y. Even net of the effect of the reduction of some extraordinary writedowns posted by HVB in the real estate sector (approximately €80 million), the reduction in direct costs of €70 million or 2.6% remained significant.
Among the many efficiency initiatives undertaken or continued by the Division during the course of 2006, the following are to be noted:

- the PRO project, geared toward the rationalisation of back-office centres in Germany
- the relocation of some back-office activities from the Italian banks to the UPA Romanian branch
- local IT Optimisation measures in Germany and Austria, aimed at reviewing and rationalising project initiatives in the IT area
- the real estate costs optimisation initiative for the Group in Italy, in particular space occupancy in Italy and Austria.

It is worthy of note that the GBS Division's cost performance reflects only in part some important initiatives in purchasing and cost management, which, although under the full responsibility of the Division itself in terms of control and implementation, produced their operational effects on each individual Division's direct cost stricture locally.
A breakdown of costs shows that the ICT component is preponderant within the GBS Division, accounting for over 45% of the overall cost base, while Real Estate and back office accounted for 28% and 19%, respectively. The remaining services (primarily Procurement and Credit Recovery) complete the picture, with a difference of 7%.
Shifting the analysis to breakdown by type, it is evident that costs were concentrated in Other Administrative Expense (approximately 50%), including the contribution of Information and Communication Technology and the Real Estate area, while Payroll represented 34% of the total. The back-office area, with typically labour-intensive activities, contributes in a preponderant manner.
Analysis of the change in FTE numbers confirms how rationalisation efforts have been focused on employees with the highest cost per capita (Italy, Germany and Austria), bringing a reduction of 1,856 FTE or 13.5% compared to 2005, and producing a total of 11,919 FTE at the end of 2006. Conversely, activities continued to increase in the countries of Central and Eastern Europe (up by 566 FTE), which have nearly tripled their presence, not least in support of the banks operating in these geographical areas. This growth was financed furthermore by the banks themselves, which transferred activities and resources (primarily in the back-office area) with a view to centralising management under the responsibility of the GBS Division.
It is to be emphasised, however, that the human resources dynamic was significantly impacted by the effects of some important extraordinary transactions, such as:

- the transfer of the Securities Services activities in Italy into a dedicated company (2S Banca) and its subsequent sale to Société Générale (approximately 370 FTE)
- the sale of the tax collection business (Uniriscossioni S.p.A) to the Italian Government (approximately 800 FTE)

Other significant changes, although formally finalised during the course of 2006, began to show their effects as of 1 January 2007:

- in Germany: outsourcing of the payment services through the sale of HVB Payment & Services to PostBank (approximately 410 FTE)
- in Germany once more: outsourcing of some software development services from HVB Information Services to IBM (approximately 310 FTE).

GBS Direct Costs trend (€ million)

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Direct Costs Base	2,729	2,879	-150	-5.2

Staff Numbers (€ million)

	YEAR		CHANGE	
	2006	2005	AMOUNT	%
Full time equivalent	12,800	14,090	-1,290	-9.2
of which domestic	*11,919*	*13,775*	*-1,856*	*-13.5*
of which CEE countries	*881*	*315*	*+566*	*+180*

Direct Costs Structure (%)


28
19
46


Real Estate
Back Office
Other
ICT


34
49
17
Other admin.
Staff exp.
Exp. Depr.

Report on Operations

Global Banking Services Division

Key Projects in 2006 and Key Initiatives for 2007



2006 was the first year of Information and Communication Technology (ICT) integration within the new Group.

Consequently, initial activities included the drawing up a management organisational model and medium-term plans, both in line with changes in the business. Accordingly, the following were prepared:
- a medium- to long-term ICT strategy
- the Group ICT 2006-2008 three-year plan.

In implementing these plans in organisational terms, the following actions were taken:
- creating the Group ICT Department within the Parent company, as a central governance office
- founding a virtual community of the Group's ICT users (about 7,000 people) and equipping it with cooperative tools
- initiating integration of the Group's operating companies, identifying the staff with the Italian experience of UGIS - UniCredit Global Information Services, unifying the two pre-existing German information system companies within HVB IS (HVB Information Systems), and launching their corporate integration programme
- starting up the implementation of the ICT Skill Centres model, distributed geographically in Europe with the aim of extending the value of local best practice to the entire Group.

Another area where action was taken concerned the start-up of multi-year integration programmes, including, among others:
- the unification of the Global Business for Investment Banking (MIB) and Asset Management (Pioneer)
- common Group solutions for Basel II, Card Processing and Consumer Credit
- the adoption in Germany of the "EUROSIG" commercial banking application platform programme, which is an internationalisation of the Italian base and was launched in the Czech Republic in May 2006
- increasing ICT efficiency in Austria
- the integration, nation by nation, of the Group Banks operating in CEE countries, with the completion in 2006 of the transactions in Turkey and the first phase of those in Romania and Bosnia.

Further activities focused on sustaining the domestic business, ensuring support organisation by division, product development, service improvements, and compliance.

Innovation focused on support to distribution channels, particularly direct ones (Internet Banking and advanced ATM's) and their security. From the standpoint of operating efficiency, the synergies expected by the Group ICT department for the year 2006 in the integration plans were fully achieved.

2007

In 2007, the development and integration programmes set out in the Three-year Plan will continue. Particularly relevant is the preparation of the EUROSIG platform for its adoption in Germany.
Support for the integration of our Czech, Slovak and Bulgarian banks will be continued, as will the completion of transactions in Bosnia and Romania.
From the organisational standpoint, the integration of the German information system company into UGIS will constitute a fundamental stage for the achievement of a single information system company for the entire Group.

During the course of 2006, the Back Office area focused its efforts on significant reorganisation and efficiency improvement activities.
In particular, in Germany:

- the implementation of Project PRO aimed at rationalising back-office structures and procedures, both with the planned reduction in the number of sites, as well as with a further increase in the level of process automation, with significant benefits also in terms of production costs
- as of 1 January 2007, HVB Payments and Services GmbH ("PAS"), a payments service company, was sold to Deutsche Postbank AG.
- significant synergies were achieved with the rationalisation of the back-office areas in the Foreign Branches in countries were HVB and UniCredit operate. This action will continue in 2007
- in the security services area a project to centralise securities processing in the Corporate, Private Banking and Retail segments was started.

As far as Italy is concerned:

- simultaneously with the satisfaction survey (Listening to Customers) launched by Group HQ regarding services provided by its own Factories, in December 2006 UPA obtained ISO 9001:2000 Quality Certification and ISO 14001:2004 Environmental Certification, for the overall management model (organisational structure, planning activity, responsibility, practices, procedures, processes and resources, degree of consistency of the managerial factors adopted with customer requirements and with the concept of ongoing improvement, the latter principle being the basis of the ISO standards)
- implementation of Project Romania continued. This project was launched in 2005 with the objective of creating a European skill centre for the operations area capable of providing services to our Italian banks and companies and in the future to the entire Group, thanks not least to a lower cost structure. The branch has grown well above the Plan forecasts (330 staff members forecast for the end of 2006 and 500 for the end of 2007), reaching a total of 440 staff at 31 December 2006, being almost one year ahead of schedule, the target for the end of 2007 was accordingly revised to 640 total staff
- thanks to the technical and banking know-how progressively acquired, the Technical School of UPA continued its central role as provider of basic technical training for all Group entities and in particular for new recruits' introduction to specific roles and training courses. The Course Catalogue boasts almost 100 internal courses, plus 20 training programmes intended for Group entities, the UniCredit Personnel Redeployment course, and numerous workshops. Over 900 Group employees and another 2,000 UPA employees received training at the UPA Technical School in 2006 amounting to a total of nearly 200,000 hours.

In Austria:

- Administration Services ("AS") completed the centralisation of activities at the headquarters in Vienna, as planned. This made it possible to optimise the production processes, while maintaining a high level of quality at a lower cost. In addition, the first pilot programme for off-shoring payment activities to Banking Transaction Services Prague ("BTS") was successfully started up
- BTS was incorporated in July 2005 as a Group Shared Service Centre for CEE countries in the International Payments and Card Processing area. Growing progressively, it now serves 8 Banks in connection with payment services and 3 Banks for Card Processing. In the first half of 2006, it took on the entire Back-office and settlement area for the Group banks present in the Czech Republic (HVB Bank and Zivnostenska Banka). With almost 300 employees, BTS serves 11 clients (including 1 outside the Group) in 9 different European countries
- Security settlements experienced a significant increase in both quantitative as well as qualitative terms.

In January 2007, the GBS Back Office area started the integration phase of its activities (at present in 5 countries: Austria, Germany, Italy, Czech Republic and Romania) with the objective of creating International Service Factories.
Going beyond local markets and emphasising products and processes, currently 8 European Business Lines have been created (for Payments, Securities, Finance and Treasury, Trade Finance, Loans, Mortgages, Cards and Core Banking operations), with each being called upon to manage its area of responsibility across borders, cost optimisation, the growing focus on quality, risk , and the implementation of effective cross-country data back-up solutions (including from the standpoint of Business Continuity). The centralisation actions in the different countries expanding geographical scope will further eventual cross-country mobility, where linguistically possible, as well as the development of near-shoring initiatives, fostered inter alia by the evolution of the Group's Information Systems Platform and technological solutions for common and local process automation.

Report on Operations
Global Banking Services Division



In 2006 the Global Sourcing Area completed a reorganisation of its structure, the fundamental elements of which included the following activities:
- creation of a structure dedicated to the unified management of global procurement categories, i.e. those distinguished by standard characteristics and by the presence of global suppliers. The determination of single reference standards and the consolidation of purchasing volumes have made it possible to obtain significant economies of scale and considerable business savings. This function is overseen by the Strategic Sourcing Manager
- decentralised execution in the different countries of purchases in local spending categories, i.e., those of a strictly domestic nature and for which negotiations cannot be conducted globally. This activity, overseen by the domestic Procurement Office managers, is coordinated centrally by a specific figure, who harmonises negotiation tools and strategies throughout the different countries
- increased use of e-procurement tools provided by the 1city.biz digital market, managed by the Group company i-Faber S.p.A.
- unified management of planning and control of operations
- launching processes and tools that allow for realisation and growth of the cross-country professional procurement family and the organisation of the function.

In 2006, the Global Sourcing area and the domestic Procurement Offices achieved synergies on purchases in global and local categories, which exceeded initial estimates thanks, as noted, to intensive trading in the 1city.biz virtual market (30% of total transactions), in accordance with the Group's Golden Rules.

In 2007, Global Sourcing proposes the following as its chief objectives:
- obtaining further synergies in accordance with the Group's three-year plan
- further consolidation of purchasing volumes in global categories in Austria, Germany and Italy
- consolidation of the purchasing volumes in global categories provided by CEE and Poland
- ever increasing recourse to the 1city.biz virtual market.

In Italy, Real Estate:
- decided a new organisational model to better respond to business needs
- expanded the range of services offered, including security-related services
- continued the activities associated with space rationalisation and optimisation
- in energy management it focused its attention on renewable energy sources and invested in high-technology equipment to optimise consumption.

In Germany:
- all the functions supplying Logistics and Facility Management Services in Germany were united within a Corporate Logistics and Facility Management unit
- the HVB Real Estate companies contributed to the overall optimisation of the Group's portfolio of assets through the sale of 216 non-strategic buildings located in Germany (typically buildings not in use in the business).

In Austria:
- facility management services were reorganised with a resulting significant reduction in related costs
- implementation of the space optimisation project continued, not least in consideration of the surface areas freed up as a result of the planned staff reduction
- localisation strategy to generate additional synergies is in the development stage.

In 2007, a new project will be launched in connection with the UniCredit Group's planned integration activities.
The primary objective is to measure and increase the performance of the UniCredit Group's Real Estate area, taking into consideration the geographical characteristics, the market trends, and specific local issues. The project's output will be uniform guidelines, selection of KPIs for the Real Estate business and, at individual country level, the determination of an action plan for space rationalisation and optimisation.

The Group Organisation Department worked on two primary objectives during the course of 2006:
- ensuring the consistency of changes in the Group's organisational and operational models in terms of the business strategies
- supporting and improving the quality of the services offered within the Group

In terms of the first objective, the Organisation Department cooperated, together with the Business Divisions, to implement the projects closely related to the need to provide organisational models consistent with the strategies and with the size of the Group after the business combination with HVB and BA-CA.

Specifically the Organisation Department determined the Group's governance rules, both from the managerial standpoint (issuing the "Group Managerial Golden Rules") and from the standpoint of organisational functioning. It extended the Group's divisional model to both HVB and BA-CA (mainly by dividing activities between the Corporate Centre and Business Divisions) and created the organisational governance model for the banks in Central and Eastern Europe, for the MIB Division, for the Global Leasing Business and Global Financial Services.
Group Credit Risk Governance guidelines were drawn up, as were Group Organisation Guidelines, and the M&A Process Guidelines were brought up to date.

Lastly, the organisational model for the Holding company was completed in a manner consistent with the the integration process with HVB and BA-CA and implementation of the Group's governance model.

The Credit Process Redesign project led to the assessment and redesign of credit processes (particularly retail) in HVB and BA-CA and at the same time to the identification of the target model. In addition, a new credit process was determined for cross-border customers.
As well as the redesign of Holding credit processes, organisational support was provided to the Basel II project and to the adoption of the Sovereign State rules (the first group-wide models), the coordination of activities aimed at ensuring the maintenance of the quality of personal data (Data Quality), support for the classification and management of non-performing loans, as well as drawing up our Organisational Credit Policies.

Other important activities involved the mapping of compliance processes, where attention was focused on Reporting to the Italian agency Consob and to the SEC in the US on significant shareholdings, market abuse and tax assessments.
In addition, a substantial contribution was provided in the management of the 2S Banca project and to the Italian Banking Association (ABI) in its payment systems and cash management task forces in connection with the approaching SEPA (Single European Payment Area).
As regards the second objective: in close cooperation with the Business Divisions, the subsidiaries and the Group HQ units involved, the Department focused its activity on the following:
- monitoring and overseeing the efficiency and quality of the services provided to internal customers by the Group's Service Companies and by Group HQ units (CRO, Legal etc.)
- achieving better operational efficiency.

From the standpoint of monitoring and overseeing service efficiency, the projects included the implementation of the GBS Indicators, geared toward measuring the actual quality of the services rendered to internal customers by the service companies of the Global Banking Services Division by monitoring clear, objective, shared and relevant indicators with related customer service expectation thresholds and carrying out, for all the GBS Service Companies and for the Group HQ Legal Department, initiatives involving Listening to the Internal Customer aimed at measuring the quality of service provided to, as well as perceived by, the Group's internal users. In order to make the indicators contained in the Tableau de Bord fully operational, intra-group contracts and the respective levels of service were reviewed.

The objective of improving the Group's internal efficiency was pursued thanks to specific programmes and projects in Italy and abroad. Chief among these were "Organisation Set-up Programmes" carried out at HVB and BA-CA, the Competence Line and Organisational Mapping project for all the resources operating in the Group, the new Holding sizing project, as well as the specific sizing projects undertaken at HVB and BA-CA, all aimed at identifying the optimum size for these structures, with particular attention to operating efficiency.

Over the course of 2006, the central Security activities were reorganised, allocating them to other companies in the Group (in particular to URE and to UniCredit Banca). In addition, Business Continuity projects were regularly completed at all the Group's Italian banks, within the deadlines set by Banca d'Italia.

Report on Operations
Global Banking Services Division



The Cost Management unit helped to improve the Group's operating efficiency by optimising operating procedures and actions aimed at continual non-HR cost cutting, focusing its activities on the following areas:

- operating Cost (Other Administrative Expenses) containment actions at the Group level, including by identifying, realising and disseminating new (cross) operating and process re-engineering models
- implementing strong cost savings activity at HVB by analysing and redefining service procedures and levels
- managing the support and incentives for the achievement of the extraordinary savings plan associated with the Koç Yapi merger.

2007 will be devoted both to the development and consolidation of the objectives achieved in 2006, as well as to opening up new initiatives capable of grasping the initiatives deriving from integration with the HVB Group.

In terms of organisational models and rules of governance, the primary activities will be aimed at:
- rules of governance for Group Finance and Market Risks
- a new Chief Risk Officer organisational model with division-oriented focus
- a new organisational/operational model for the MIB Division
- governance models for our CEE Banks, Leasing and Global Financial Services.

As far as credit processes are concerned, the primary activities will be focused on:
- completing the redesign of the Holding procedures (Non-Binding Opinion and rating and override assignment)
- organisational support for the Basel II Project and issuance of the rules regarding group-wide procedures
- monitoring and support for the implementation of new credit processes at HVB and BA-CA
- execution of a single group personal information database
- coordination of the activities intended to ensure maintenance of the quality of the data present in the Group's systems.

The projects concerning the quality of internal services will be focused on Italy and abroad. In Italy the projects involving listening to internal customers, development of GBS Division Indicators, indicators for Group HQ and for Quality Process will continue. In addition, in relation to the Legal Compliance project, support will be provided for the determination and implementation of the new organisational model consistent with the instructions provided by the Banca d'Italia Compliance Consultation Paper.

Internationally, the activities will focus on the expansion and implementation at the Group level of guidelines for a methodological approach based on a common measurement language (Indicators, Listening to Inside Clients, Services Level Agreement Approval Process), on the creation of a reporting process, and on starting up an initial cross-country comparison of these service areas.

Other relevant projects will involve the fine-tuning of processes suitable for achieving compliance with the EU Markets in Financial Instruments Directive (MIFD) and in relation to some rule changes (including anti-money laundering and anti-terrorism).

Cost management will focus on:
- its extension to all the remaining CEE Banks and other Sub-Holdings of the Group, giving rise to a true cost management community
- implementing, within the existing scope, the list of Group Policies available, as well as the use of new tools for disseminating know-how (dedicated Internet site, forum, etc..), at the same time as cost containment activities are carried out.

On the sizing of the Group's Legal Entities, analyses will be conducted on the staff of the different Corporate Centre sections to improve the overall level of efficiency either by staff reductions or by optimising structures, on the basis of an internal Group benchmarking analysis, which will also highlight internal best practices.



Francesca Rivetti, "Humans N. 1", 2003, UniCredit Collection.

Corporate Transactions

The following is a description of the main transactions performed by the Group in 2006 with the aim of rationalising its activities in various businesses, in keeping with the Group's structure, and achieving synergies and cost savings.

There is also a description of transactions undertaken to achieve external growth in order to strengthen the UniCredit Group's leadership position in the market.

Process of integration with the HVB Group and BA-CA

As a part of the process of integration with the HVB Group, which is aimed at simplifying the Group structure, reducing control lines, achieving cost savings and increased revenue and managing the subsidiaries' business in line with the Group's new divisional model, in H2 2006, the Parent's Board of Directors approved the following transactions:

- the integration into Pioneer Global Asset Management SpA (PGAM) of the HVB and BA-CA operations in the asset management area;
- the transfer from HVB to UniCredit of the stake held in BA-CA (77.53%);
- the reorganisation of banking operations in Central Eastern Europe, centralised under BA-CA (excluding Poland and existing banking operations in Ukraine - UniCredit Bank Ltd. and HVB Bank Ukraine JSC);
- the transfer to UniCredit of banking operations in Poland and Ukraine managed by BA-CA and HVB respectively;
- the reorganisation of leasing operations.

INTEGRATION INTO PGAM OF THE OPERATIONS OF HVB AND BA-CA IN THE ASSET MANAGEMENT SECTOR

At its meetings in July and September 2006, the UniCredit Board approved the proposal to integrate the operations of certain companies related to HVB and BA-CA operating in the asset management sector into the sub-holding company Pioneer Asset Management S.p.A.. In order to implement the proposal, last July PGAM purchased:

- from HVB Asset Management Holding GmbH, the controlling shareholdings in Activest Investment Gesellschaft Luxembourg SA ("Activest Luxembourg") (90%), Activest Investment Gesellschaft GmbH ("Activest Germany") (100%) and Activest Investmentgesellschaft Schweiz AG ("Activest Switzerland") (100%);
- from HVB Luxembourg SA, the 10% interest in Activest Luxembourg.

The transactions amounted to a total of €600 million (price supported by a valuation carried out by Ernst & Young and Merrill Lynch), paid by PGAM also thanks to a capital contribution of €400 million received from the Parent.

Last October PGAM moved forward with the merger between Activest Luxembourg and Pioneer Asset Management SA, a PGAM subsidiary operating in Luxembourg. As a part of the above integration, and in order to simplify the Pioneer Group's presence in Germany, which consisted of several overlapping positions following PGAM's acquisition of the entire equity investment in Pioneer Investments Kapitalanlage gesellschäft mbH ("Pioneer KAG"), PGAM will move forward with the merger between Pioneer Fonds Marketing GmbH ("PFM") and Pioneer KAG. Since Pioneer KAG is also able to sell funds of hedge funds as well as hedge funds, the Munich branch of Pioneer Global Investments Ltd (whose existence was justified solely by its ability to sell the above funds) will also be closed, with the procedure to be completed by the end of Q107. In a note dated 11 December 2006, the German regulator (BaFin) did not raise any objections to the proposal.

With regard to BA-CA's asset management operations, towards the end of 2006 PGAM acquired from Pioneer Investments Austria GmbH (formerly Capital Invest GmbH, wholly owned by BA-CA) a 100% interest in Pioneer Fund Management Ltd (formerly CA IB Securities Investment Fund Management RT) and 100% of CA IB Investment DOO for a total price of €41.5 million.
Finally, last February PGAM completed the purchase of 95% of the Romanian subsidiary Pioneer Asset Management SAI SA (formerly CA IB Asset Management SAI) from Capital Invest GmbH at a price of €1 million. UniCredit completed the valuation of the 3 above equity investments with the support of Merrill Lynch, while BA-CA/Capital Invest used Citigroup.

THE TRANSFER FROM HVB TO UNICREDIT OF THE HOLDING IN BA-CA (77.53%)

As a part of the Group's reorganisation plan, in September the Board of Directors of the Parent (which already owned a 17.45% stake in BA-CA) approved the purchase from HVB of the entire stake held by the latter in the Austrian bank (77.53% of capital) at a price of €109.81 per share, generating proceeds of about €12.5 billion for the entire holding, as determined on the basis of an appraisal performed by an independent expert. This transaction was finalised on 9 January 2007.

REORGANISATION OF BANKING OPERATIONS IN CENTRAL AND EASTERN EUROPE (EXCLUDING POLAND AND UKRAINE)

The proposed reorganisation of operations in Central and Eastern Europe (CEE), which was approved by UniCredit's Board in August 2006, calls for centralsing under BA-CA the equity investments and banking operations in the CEE area held by UniCredit and HVB (excluding those in Poland and those currently in Ukraine - UniCredit Bank Ltd and HVB Bank Ukraine JSC).

UniCredit's transfer of the above operations is to take place by means of the transfer of the "CEE business division" which includes the following equity investments held directly by UniCredit in banks operating in CEE: 50.00% of Koç Finansal Hizmetler A.S., 81.91% of Zagrebacka banka D.D., 86.13% of Bulbank A.D., 100.00% of Zivnostenska banka, A.S., 97.11% of UniBanka A.S. (the share includes the 19.9% acquired last August from the European Bank for Reconstruction and Development at the overall price of €40.7 million) and 99.95% of UniCredit Romania S A. as well as a number of assets and liabilities closely related to these holdings.

In order to implement the transfer of the above business division, BA-CA approved the issuance of 55 million ordinary shares reserved for UniCredit. The issuance price of the new shares, set by the Management Board and Supervisory Board of BA-CA, which met in Q406, and confirmed in an appraisal prepared by an independent expert, was €105.33.

The newly issued BA-CA shares will have no entitlement to the dividends for 2006. With reference to the same period, UniCredit is in turn to retain the right to dividends distributed by the aforementioned banks operating in CEE.

The transaction was finalised with the registration of the BA-CA capital increase in March 2007 after obtaining approval from the Financial Market Authority and other competent authorities, as well as an independent expert's confirmation that the value of the assets transferred was at least equal to the capital increase.

Following the above transfer, the total investment held by UniCredit in BA-CA rose from 94.98% to 96.35% of the capital. The transfer of equity investments held by HVB in the CEE area was completed in January 2007. Specifically, HVB transferred to BA-CA:

- 70.26% of International Moscow Bank (IMB) for approximately €1,015 million (including the 26.4% stake acquired in October from Nordea Bank Finland Plc for an amount of about $395 million). In addition, BA-CA purchased from VTB Bank SA (of France), in two instalments (at the end of December and beginning of January) 19.77% of IMB for approximately €316 million bringing its stake to 90.03% of capital stock (95.19% of share capital with voting rights). With a market share of 1.5% in terms of total assets, IMB is one of the top ten Russian banks and the second largest foreign-controlled bank in Russia.
- 100% of HVB Latvia for the sum of approximately €75 million taking into account the Latvian bank's capital increase of €40 million underwritten by HVB in August 2006. HVB Latvia will open branches in Estonia and Lithuania, and HVB will transfer to these branches assets and liabilities held by its own branches in these countries reflecting goodwill of €1 million and €9 million respectively, plus the difference between the book value of the assets and liabilities transferred.

In October the Parent's board of directors also approved the completion of the process to reorganise operations in CEE countries by integrating the banks located in the same country as indicated below:

- UniBanka A.S. and HVB Bank Slovakia A.S. in Slovakia;
- Zivnostenska banka A.S. and HVB Bank Czech Republic A.S. in the Czech Republic;
- Bulbank A.D., HVB Bank Biochim A.D. and Bank Hebros A.D. in Bulgaria;
- Banca Commerciala HVB TIRIAC S.A. and UniCredit Romania S.A. in Romania and;
- UniCredit Zagrebacka banka d.d. and HVB Central Profit Banka d.d. in Bosnia-Herzegovina;

All integration processes should be completed in 2007.

TRANSFER TO UNICREDIT OF BANKING OPERATIONS IN POLAND AND UKRAINE MANAGED RESPECTIVELY BY BA-CA AND HVB

The banking operations in Poland were brought directly under the management of Group HQ, within which the Poland Markets Division has been set up. This area is responsible for maximising the creation of value in the Polish market in the long term, by consolidating the Group's leading position in this market.

In this regard, taking account of the agreements reached with the Polish Banking Regulatory Commission and in accordance with the corporate integration agreement signed last March with HVB, BA-CA, AVZ (an Austrian foundation) and BR Funds (the fund linked to the employees' council), last November the Parent acquired BA-CA's holding in BPH (71.03%) for a total sum of about €4.3 billion made up of:

- three annual cash payments between 2007 and 2009 equivalent to 71.03% of the BPH earnings expected for the period,

currently estimated to be about €0.7 billion overall, and
- a fixed cash payment at the end of 2009 amounting to €3.6 billion.

This transaction is UniCredit's first step towards combining Bank Pekao S.A. (Bank Pekao) and Bank BPH S.A. (BPH) with the aim of implementing the integration of the two banks.

This reorganisation was launched by the Supervisory Boards of Bank Pekao and BPH, which on 15 November:
- gave their approval to move forward with the integration through the pro rata spin-off of Bank BPH into Bank Pekao, and
- proposed an exchange ratio on the basis of which, in exchange for the assets spun off, each BPH shareholder will receive 3.3 newly issued ordinary shares of Pekao for each share of BPH held.

BPH's spin-off to Bank Pekao is in keeping with the agreement signed on 19 April 2006 by the Polish Treasury Ministry and UniCredit with the aim of integrating the Group's banking operations in Poland.

Based on pro-forma figures as at 1 October 2006, the BPH operations that will be transferred to Bank Pekao consist of 280 branches with €7.2 billion (PLN 27.3 billion) in loans to customers, €8.9 billion (PLN 33.8 billion) in deposits and €1.3 billion (PLN 4.9 billion) in shareholders' equity.

Following the transfer of BPH's assets and liabilities, Bank Pekao will be able to achieve economies of scale in a broad sense. Thus, both retail and corporate customers will benefit from a broader assortment of products and services offered. At the same time, following the spin-off, BPH, which will be sold as required by the agreements signed with the Polish Treasury Ministry, will maintain its independence and will be one of the top ten banks in Poland as a result of:
- its ability to conduct banking operations competitively through a network of 200 branches with the support services and facilities necessary to steadily conduct its operations (including IT, back office and other related services),
- its right to use the widely respected BPH brand and corporate name,
- its efficient organisation,
- the ability to keep the same product line currently offered, with a specialised and highly qualified staff,
- the asset management operations of Towarzystwo Funduszy Inwestycyjnych,
- its significant growth potential.

Again on the basis of pro-forma figures as at 1 October 2006, after the spin-off, BPH's total assets should be equal to €2.3 billion (PLN 8.6 billion) with loans of €1.4 billion (PLN 5.3 billion) and shareholders' equity of €0.4 billion (PLN 1.4 billion).

It is estimated that the spin-off will be completed by mid-June 2007 provided approval is given by the extraordinary shareholders' meetings of Bank Pekao and BPH (scheduled at the end of March 2007), and authorisations are provided by the competent Polish authorities.

In November 2006, UniCredit initiated the process to sell BPH after the spin-off which is expected to be completed by the end of the summer of 2007.

In order to complete the process of reorganising the other operations, which, together with the Polish operations, fall under the responsibility of UniCredit's Poland's Markets Division, HVB will sell its entire stake in HVB Bank Ukraine (100%) to Bank Pekao (at a price of €83 million), which already has a controlling interest in UniCredit Bank Ltd. The purpose of this move is to integrate the Group's presence in Ukraine under Bank Pekao.
This transaction is expected to be finalised by the end of H107 with the subsequent integration of UniCredit Bank Ltd and HVB Bank Ukraine scheduled for the second half of 2007.

THE REORGANISATION OF LEASING OPERATIONS

In order to ensure the best management and coordination of the Group's leasing operations and to foster their growth over time, in H206 the Parent company started a process aimed at creating a global business line leasing company at the Group level with the goal of assigning to a sub-holding company the activities of planning, coordinating and controlling the business concerned in Italy, Germany, Austria and CEE countries. In the latter area, this will be done in co-partnership with banks located in the area.

Once operational, this project calls for the following Group structure:
- UniCredit and BA-CA will have direct stakes in the sub-holding company in proportion to the value of the assets to be transferred by each of them. Specifically, UniCredit will transfer the leasing business which consists of its equity investments in Locat S.p.A. and UniCredit Leasing Romania and other assets related to the business concerned, such as the resources and know-how necessary to conduct business and the business-related tangible assets used for the corporate governance of the entire area. BA-CA will transfer its equity investment in Bank Austria Creditanstalt Leasing GMBH ("BA-CAL"), a leasing company which in turn holds equity investments in several companies operating in the same sector and SPVs (special purpose vehicles) tied to specific agreements;

- The sub-holding company will rely on a permanent establishment headquartered in Vienna to coordinate CEE-related operations;
- On the other hand, HVB Leasing will continue to be held by HVB in order to maintain the benefits that can be achieved by belonging to the local tax group, but it will report to the sub-holding company for operating purposes;
- At least 51% of the equity investments held in leasing companies in the CEE area will be transferred to the sub-holding company.

The intended structure of the global business line leasing company at the Group level calls for UniCredit's establishment of a company that will act as such a sub-holding company. While the process to establish this company is completed, Locat will act as the sub-holding company on an interim basis and continue to directly manage business in Italy.

The NewCo being established will have initial capital of €180,000,000, which is considered appropriate for the requirements connected with the purchase of other equity investments in this sector as specified by the project.

Operations will commence effectively upon the transfer of the UniCredit business operations and the equity investment in BA-CAL (and its subsidiaries), as described above, constituting payment for the shares issued respectively to UniCredit and BA-CA, in connection with the corresponding capital increase.

It is estimated that the entire project will be finalised by the end of H107.

Intra-group rationalisation transactions in Italy

MERGER OF FRT FIDUCIARIA SIM S.P.A. INTO PIONEER INVESTMENT MANAGEMENT S.G.R.P.A.

In February 2006 the Group launched the integration of the operations of FRT Fiduciaria SIM S.p.A. (an intermediary authorised to provide investment portfolio management services through a trust vehicle) and Pioneer Investment Management S.G.R.p.A. (a company that carries out asset management activities both in collective and individual form). Both companies are 100% owned by the sub-holding company Pioneer Global Asset Management S.p.A. This project is to be implemented through the merger of FRT Fiduciaria SIM S.p.A. (FRT SIM) into Pioneer Investment Management S.G.R.p.A. (PIM SGR).

The scheme is consistent with our asset management strategy whereby a single company at Group level – identified as PIM SGR – is designated to carry out all Italian asset management business. The aim is to make the corporate structures more efficient and optimise their performance, achieve operating synergies and cost savings, as well as to offer our clients products that are valid in quality and commercial terms, with a brand name of maximum appeal. The project for the merger by incorporation of FRT SIM into PIM SGR was approved by the shareholders' meetings of both companies that were held on 28 April 2006. The merger was effective for legal purposes on 1 October 2006.

REORGANISATION OF ASSET GATHERING OPERATIONS

A plan to reorganise the asset gathering operations of the Private Banking & Asset Management Division was created in order to share the business expertise and operating model of UniCredit Private Banking SpA (UPB) and UniCredit Xelion Banca SpA (UXB) and to improve the Group's competitive position based on the existing and potential synergies of this division.

To be specific, this plan was carried out through the absorption of UXB into UPB (this merger took effect on 31 December 2006) after transferring the banking business, including the network of financial consultants, from UXB to a new banking entity (resulting from the transformation of Xelion Servizi Srl, a company established for this purpose at the end of 2005 and directly controlled by UPB) which assumed the name of UniCredit Xelion Banca effective 1 January 2007.

The integration plan will generate business synergies from the alignment of operations on a shared operating and IT platform, the centralisation of several middle-office functions and access for key customers to the new UniCredit Xelion Banca to the wealth management services of UniCredit Private Banking.

New external growth initiatives for the Group

THE PIONEER CONGLOMERATE

Pioneer Investment Management USA Inc. (PIM USA) pursued its objective of developing new products for its clients and in April 2006 completed the acquisition of 100% of the share capital of Vanderbilt Capital Advisors LLC, an asset management company formed under the laws of the State of Delaware. This company, mainly focusing on structured bonds issues (Collateralised Debt Obligations) and individual portfolio management (Separate Managed Accounts), is primarily involved in the management of institutional investors' assets totalling $7.5 billion. The closing of the transaction took place on payment of $44.3 million, with the undertaking to make another two payments linked to the company's results and deferred to the 2nd and 4th anniversary of the closing, totalling at least $35.5 million but in any event no more than $98 million.

This acquisition will enable PIM USA to offer a new class of products to its clients as part of the institutional and separate managed account business, and will enhance the potential for accessing a market complementary to the equity products market, on which the investee company Oak Ridge is focused. Access to the Collateralised Debt Obligation market will allow the whole Pioneer conglomerate to develop its global position in the credit risk segment within the context of long-term institutional mandates (typical duration 7 years).

In addition, on 1 January 2006, a new company was incorporated under US law with the name Pioneer Institutional Asset Management Inc. designed to deliver investment services for the institutional and separate managed accounts sector, with the aim of optimising the organisation of the Pioneer sub-conglomerate in the United States. On the other hand, Pioneer Investment Management Inc. (also controlled by PIM USA) continues to manage mutual funds.

May 2006 saw the formation in Taiwan of Pioneer Global Investments (Taiwan) Ltd (PGI), with share capital of $2.2 million held entirely by PGAM. The purpose of PGI is to represent, in its capacity as Master Agent, the Pioneer funds registered on the Taiwanese market and distributed there. The formation of PGI is related to the change in Taiwanese regulatory legislation for the sector which has made it obligatory for each fund promoter to nominate on an exclusive basis a local Master Agent for the funds to be distributed on that market.

In order to take advantage of business opportunities in Russia, where the Group is represented by International Moscow Bank (a subsidiary of BA-CA), and in keeping with its strategy, PGAM decided last September to establish in that country a new, wholly-owned PGAM company to manage domestic funds and individual asset management accounts in the local market.

The capital base of the company needed to commence operations and support growth in future years totalled €6.5 million.

PGAM will mainly use the branch network of International Moscow Bank (27 branches which are projected to double by the end of 2007) and several outside retail banks, with which PGAM has already established a productive working relationship, to distribute its products in Russia.

As a further means of developing business in strategic markets, in February 2007 PGAM signed a memorandum of understanding with Bank of Boroda to establish a joint venture (in which PGAM will have a controlling interest) for the asset management business in India. This will allow PGAM to expand its presence in one of the fastest growing markets.

PGAM's contribution to the joint venture will be its expertise in terms of products, investment processes, marketing strategies and professionalism (the hiring of staff and related training), while Bank of Baroda will contribute its knowledge of the local market and customers, a sales force consisting of the bank's distribution network (in India and abroad), and the ability of the latter to interact with the competent authorities.

UNICREDIT PRIVATE BANKING

UniCredit Private Banking (UPB) has set up a company in London incorporated under English law to act as trustee under the name UniCredit (U.K.) Trust Services Ltd with the aim of improving its service range and bringing it into line with its most respected competitors.

UPB's trustee activities through a subsidiary will improve its range of services to private customers. The trust represents an effective asset planning tool, and particularly for family governance, i.e., for resolving family inheritance issues.

NEW INITIATIVES IN BULGARIA

In attuazione della delibera consiliare di Implementing a UniCredit Board resolution of October 2005, which authorised two corporate initiatives in Bulgaria in fast expanding sectors such as consumer credit and factoring:

- April saw the finalisation of the incorporation process for UniCredit Clarima AD, a financial firm based in Sofia with an initial share capital of BGN 500,000. The company, in which UniCredit Clarima Banca S.p.A. has a 50.1% stake and Bulbank AD holds the remaining 49.9%, is to focus its activity on consumer credit transactions, with an initial concentration on loans for the purchase of durable consumer goods (non-auto in the main, given that the auto segment is dominated by the leasing companies) and the subsequent development of personal loans and revolving cards;
- In July UniCredit Factoring EAD was formed with an initial share capital of

BGN 250,000, which is entirely held by Bulbank AD. The Company's operations are to be focused primarily on "with recourse" factoring transactions (i.e., with right of recourse against the transferor, should the debtor fail to fulfil its payment obligations at maturity), initially concentrating on loans originating from domestic transactions, but with the option to take part in foreign transactions if certain preconditions are met. Non-recourse transactions are not expected before 2008, when the market conditions and the experience gained by the company will make them possible. The reason for this initiative lies with the investment opportunities offered by the Bulgarian factoring market, which in recent years has recorded significant growth and high profitability. Based on the business plan, it is expected that the Company will acquire a 16% target market share in 2007.

BAWAG/PSK (BA-CA)

The Austrian subsidiary Bank Austria Credit Anstalt ("BA-CA") has subscribed to the rescue plan for BAWAG/PSK Bank ("BAWAG/PSK"), the fourth largest Austrian bank in terms of number of customers. This plan, proposed by the Austrian government, is designed to minimise the negative repercussions (in terms of temporary loss of liquidity) arising from the bankruptcy of Refco, the largest commodities and futures broker in the USA and partner of BAWAG/PSK in numerous transactions.

The plan provides for -- amongst other things – a total cash contribution of €450 million by prime Austrian banks and insurance companies through two separate SPVs (one funded by banks accounting for €350 million and the other by insurance companies for €100 million). Their aim will be - on the one hand – to restore the regulatory prudential requirements in terms of Tier1 Capital for BAWAG/PSK and – on the other – to safeguard the funds provided by those subscribing to the plan. As far as this second aspect is concerned, the capital raised by the vehicles will in fact be invested in low-risk bonds, which will be segregated from the BAWAG/PSK assets.

In implementation of the above, in June BA-CA paid €100 million to the vehicle subscribed by the banks.

ATON (BA-CA)

In order to achieve a significant presence in the brokerage and investment banking market in Russia, in December 2006 BA-CA signed an agreement with Aton Capital, a financial group headquartered in Russia, in order to acquire its brokerage and investment banking operations carried out with institutional customers at a price of up to $424 million.

In order to separate institutional assets from assets that will not be a part of the acquisition, Aton Capital reorganised its assets into separate companies by concentrating those with institutional customers into a newly created brokerage company in Russia (ZAO Aton Broker) and a Cyprus-based company (Aton International Ltd). Before finalising the transaction, the companies being acquired will be transferred by current shareholders to a newly created Austrian holding company that will be acquired by BA-CA.

The transaction is expected to be finalised in the first half of 2007 subject to the fulfilment of certain conditions precedent such as the completion of the reorganisation of Aton Capital's institutional business and its transfer to the Austrian holding company.

Other overseas Transactions

YAPI VE KREDI BANKASI

On 23 February 2006 Koçbank A.S. (99.8% owned by Koc Financial Services A.S., the 50-50 joint venture between UniCredit and the Koc Group) launched a mandatory public offering for the benefit of minority shareholders of the Turkish bank Yapi ve Kredi Bankasi A.S. (YKB), in which it had acquired a controlling interest (57.42%) in September 2005. The cash price offered per share by Koçbank for each YKB share was equal to YTL 6.50 with the obligation to pay additional sums of money (earn outs) to offer participants if certain conditions described in the offering document were met. At the end of the acceptance period (9 March 2006) subscriptions to the bid amounted to 37,331.41 YKB shares representing 0.005% of the bank's share capital.

In April Koçbank acquired, off market, 54.8 million YKB shares from Credit Suisse Holdings (Netherland) BV, for a sum in the region of YTL 445 million (about €275 million at the exchange rate current at the time of the transaction), and another 19.6 million YKB shares (including 5.9 million already held indirectly by Koçbank through Anatolia Investment Fund, itself controlled by Yapi), for a sum of about YTL 161 million (about €99 million), raising the shareholding to 67.31% of the YKB capital.

As the threshold of two thirds of the capital had been exceeded, April also saw the start of the process to integrate the two banks.

On 21 September, the shareholders' meeting of Kocbank A.S. and the shareholders' meeting of Yapi ve Kredi Bankasi A.S. (Yapi

Report on Operations

Subsequent Events

At its meeting on 23 January 2007, the UniCredit S.p.A. Board of Directors, in its capacity as majority shareholder of Bayerische Hypo- und Vereinsbank AG ("HVB") and Bank Austria Creditanstalt AG ("BA-CA") voted to initiate the squeeze-out procedure at both banks, and thus a formal request is to be sent to the respective management boards.

UniCredit currently holds 95.04% of the ordinary share capital of HVB after acquiring 1.23% on the market, and 96.35% of the share capital of BA-CA, after the sale of the CEE business. Thus, it is possible to initiate this procedure based on the provisions of German and Austrian law respectively.

To carry out the squeeze-out at HVB, UniCredit intends to propose a resolution to shareholders in accordance with Section 327 et seq. of the German Stock Corporation Act, preferably during the annual shareholders' meeting which will take place on 16 May 2007.

Based on legal requirements, UniCredit will offer an appropriate cash consideration for all HVB bearer shares on the basis of an expert opinion. An expert selected and appointed by the court with jurisdiction for Munich will determine the fairness of the consideration.

To carry out the squeeze-out at BA-CA, UniCredit intends to propose a resolution to shareholders in accordance with the Austrian Squeeze-out Act during the shareholders' meeting that will take place on 3 May 2007.

Based on legal requirements, UniCredit will offer an appropriate cash consideration for all BA-CA bearer shares. UniCredit and BA-CA will jointly determine this squeeze-out price based on an expert opinion, and at the joint request of UniCredit and BA-CA, an expert appointed by the Commercial Court of Vienna will determine the fairness of this price. In any event, UniCredit intends to preserve the current position of AVZ and BR-Funds as well as the contractual rights arising from the existing Restated Bank of the Regions Agreement.

With regard to asset management operations, effective 31 January 2007 PGAM acquired 100% of Nordinvest Norddeutsche Investment-Gesellschaft mit beschränkter Haftung headquartered in Hamburg, Germany for a total of €70 million. This entity was previously owned by Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung (HVB Group). This transaction will allow PGAM to move all UniCredit Group's asset management operations to the Pioneer Group as a part of the larger reorganisation project described earlier, and to create value at the Group level by integrating Nordinvest into PGAM's German operations (in this case, into Pioneer Investments Kapitalanlagegesells chaft mbH).

Finally, at its meeting on 14 February 2007 the PGAM board gave its consent to the subsidiary Pioneer Alternative Investment Management Ltd., Dublin ("PAIML") to acquire 100% of Primeo Fund Limited and Primeo Multi-Strategy Fund Limited for a total price of $25.2 million from LB Holding Gesellschaft mbH and Bank Austria Cayman Islands Ltd respectively, both of which are Group companies controlled indirectly by BA-CA. The aim of the above transaction is to integrate the hedge fund business of BA-CA's investment banking division into Pioneer's Alternative Area, to achieve synergies from rationalising investment functions and administrative structures and to boost the marketing of Pioneer products in the Austrian market in order to improve Pioneer's share in that market.

Outlook

The economy will continue to be favourable in 2007 but may be affected by a further relative slowdown, mainly due to slower US growth. It is very probable that the severe crisis of the US property market seen throughout 2006 will have repercussions outside the real estate sector, i.e., on household consumption and the labour market. This may cause a relative slowdown in the eurozone given weaker export demand. Even so – thanks to persistent strong domestic demand – the eurozone economy's growth should stay above 2%. This should be accompanied by a continuance of the ECB's restrictive monetary orientation, with two further policy interest-rate rises in the year to bring the ECB refi rate up to 4% by the end of 2007.

Banking profitability drivers should therefore continue to benefit from a largely favourable environment. Interest income should be sustained by further business volume growth – though a little less lively than in 2006 – and a further widening of the interest-rate spread, especially in Italy. Banking profitability should also continue to benefit from growth in other income, thanks to expected consolidation of stock-exchange gains, which will have a favourable effect on the asset and wealth management market.

Against this background UniCredit Group has set 2007 objectives in line with the three-year strategic plan presented in July 2006, of which the following are the main points:

- unchanged short-term targets, to be met through marked revenue growth in all Divisions, restructuring and rationalisation of the Group's Corporate Centres and careful control of credit risk
- investments to drive future growth, such as new branch opening in Italy and certain CEE countries
- extension of the Group's common IT platform
- international development of global businesses such as consumer credit, leasing and global financial services
- maintenance of the Group's financial flexibility by means of sustained revenue generation, rationalisation of risk-weighted assets and an increase in the latter's profitability.

Milan, 21 March 2007

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO



Massimo Vitali, “Pic [illegible]eker”, four-part ser[illegible] 2000, HVB Collection

Human Resources and Corporate Social Responsibility

Integrity Charter

The UniCredit Group Integrity Charter: what it is, how it works and how our people are involved


RESPECT
TRUST
FREEDOM
FAIRNESS
RECIPROCITY
TRANSPARENCY

The Integrity Charter represents the **shared values** which are the foundation of our Group identity. These shared values provide **guidelines for our behavior and support in handling "dilemmas"** in our everyday professional life. **Integrity** is achieved if our behaviour as UniCredit Group employees is consistently in line with this core values framework. This is the key to building and sustaining the **Group's reputation** in the market.

The UniCredit Group recognizes **profit as a positive value**, because profit provides the basis for business continuity and freedom without conditions. Integrity, as a key driver of social legitimacy and reputation, guarantees sustainability. Sustainability **allows profit to be transformed into value for our stakeholders**, particularly for our people, customers and suppliers, investors and the local communities. Therefore, it is not only the amount of profit we make that is important, but also the way in which we make it. The UniCredit Group is acutely aware that a business can be a part of the market **only to the extent that it has the reputation** to keep it there.

A business made up of thousands of people cannot be successfully run with a "command and control" approach. Therefore, we have turned to our shared set of values in order to **build the framework that empowers our people to act as entrepreneurs**. The Integrity Charter, as such, plays a vital role in unleashing the full potential of the Group.

The Integrity Charter was drawn up on the basis of a core of shared values, the **Foundations of Integrity**: Fairness, Transparency, Respect, Reciprocity, Freedom and Trust. For each of the four main stakeholder categories that make up the Group's business environment (colleagues, customers and suppliers, investors and local communities), the Integrity Charter is both a guide and a means to facilitate the effective application of our values within these different contexts.

The initiative to develop the Integrity Charter began in 2004 with the review and benchmarking of Italian and international codes of conduct. Next, focused interviews were conducted with senior management and some members of the Board of Directors. Then, a cross-functional working group was set up in order to drive the company commitment process through *ad hoc* focus groups and meetings, while trade unions were invited to join the process via seminars and to provide key inputs. The final product has been successful, with results for all to see.

The Group is committed to fostering an **open and outspoken** discussion within the organization in order to enhance our understanding of the inner meaning of the Integrity Charter. We seek not only to properly apply the charter, but also to bring it to life in the everyday working life of every unit, every division, and every competence line. The Integrity Charter is not a static document. It is a living tool. As such, we are committed to updating the Integrity Charter over time through an iterative process, thereby ensuring that it will stay current with the needs of all entities of the Group in order to retain **diversity** as a key element of the Group's identity.

On 20 September 2006, UniCredit held a Group-wide immersion event on the Integrity Charter. **Integrity Charter Day** was designed to further spread the Integrity Charter, including among our colleagues in those countries which had newly joined the Group.

Activities and events dedicated to the Integrity Charter were carried out in all of the countries where the Group operates. A broad range of manager-led discussions about values and their application to day to day life were held by staff. As a result, the following key features were agreed upon at Group level:

- The CEO and Management Board should play a leading role in embracing the project.
- All our colleagues should have enough time to discuss in their respective teams what it means in everyday working life.
- The direct manager or supervisor should lead this discussion.

Integrity Charter day was made possible by the strong support of the Group and of all local top managers. In each country, employees received a letter signed by their own CEO. Employees also received an Integrity Charter Kit which was made up of the Integrity Charter booklet, a Values Card and a Values Calendar (simple tools to allow employees to always have the Values at hand).

The Group intranet portal OneGate dedicated an entire section to Integrity Charter Day with a message from the Group CEO Alessandro Profumo, news about the Restorative Justice System and the 'Values Survey', an on-line survey designed to let people identify which Value their company should feature in action programmes for the near future. The results of this Survey indicated that the three most popular values at Group level are Fairness, Respect and Transparency.

Restorative Justice

UniCredit is demonstrating its commitment to the values of the Integrity Charter via an innovative approach - the Restorative Justice system
Restorative Justice was introduced to promote **individual responsibility**. Based upon a voluntary mechanism of reconciliation and reparation between the parties, Restorative Justice is also a mechanism that will allow our Group to extract lessons learned and the further grow and mature. Inspired by a culture where mediation is a means of reparation, Restorative Justice is unique to the UniCredit Group.

The Ombudsman Network

The Restorative Justice system is supported by a Group-wide "Ombudsman" network that helps to resolve situations where Integrity Charter values may have been breached.

The network is composed of Ombudsmen and Mediators. Ombudsmen are internally appointed and report directly to the Group's Chairman. It is the responsibility of the Ombudsman to assess the admissibility of each case to the Restorative Justice system. Mediators are third parties, external to the Group, who seek to promote communication and facilitate dialogue between those in conflict. Both Ombudsmen and Mediators guarantee confidentiality in the assessment and mediation of all cases.

The Ombudsmen network is a multi-tiered structure overseen by the Group Ombudsman, who coordinates the work of the Central Ombudsmen. All countries in which a company of the UniCredit Group operates will have a Central Ombudsman directly appointed by the Group Ombudsman. In turn, the Central Ombudsman is fully supported by a Deputy and team of Local Ombudsmen. The Local Ombudsmen teams are composed of dedicated men and women who are the heart and soul of the network.

Investing in our People

We have built our new vision, putting our people at the centre of attention. We have chosen to give substance to our plans and aspirations.

Our people are the key to our success. For this reason, we strongly encourage professional development and offer all our employees countless opportunities to learn and use distinct sets of skills. Only by investing in our people will UniCredit Group achieve long-term sustainable growth and meet the challenges of an increasingly complex market.
Our personnel investment strategy is based on three fundamental pillars:
- **the promotion and development of the Group's identity through the values outlined in our Integrity Charter. We also aim to increase awareness of the Charter and integrate it throughout the entire organisation;**
- **the promotion and development of leadership skills through the Executive Development Plan (a Human Resources program designed to help the organisation meet everyday business challenges by investing in the right resources) and strengthening our core competencies;**
- **the promotion of an informal operating style through a network of relationships in which employees can share best practices, experience and skills.**

Not only do these three initiatives reflect our deep commitment to the development and well-being of our employees, but they also reflect something bigger: our commitment to build the "first truly European bank."

Below are the most important elements of this strategy:

Executive Development Plan (EDP)

The EDP is the centrepiece of our plan to develop leadership throughout the UniCredit Group. Its central objective is to improve the ability of the Group to recognize talent, sustain the processes of internationalisation and diversification within the UniCredit Group Leadership Team, to build a highly competitive managerial team, to bolster the reputation of the Group in terms of leadership development, and to promote a organizational culture that is oriented toward international growth and development.
Key aspects of the EDP include:
- preparing the Group's Leadership Team with the right set of skills to meet the challenges of today's marketplace;
- identifying future Group leaders (via the Leadership Pipeline) and putting them into positions of success;
- developing an adequate "strategic resource plan" to maintain the managerial continuity of the company and reduce the attendant risks of turnover.

Decisions regarding appointments, rewards, and development are made in accordance with the EDP and the leadership model on which the program is based. The leadership model has three objectives:
- investing in Group leaders who demonstrate the capacity and potential to sustain the development of the organisation and who respect its values;
- assigning full and direct responsibility to the Leadership Team and to each individual executive for the promotion of leadership in the Group;
- increasing diversity on the Leadership Team to ensure that the managerial structure of the Group has a talent pool of employees with diverse cultural and professional perspectives.

Team@Work Events

of the Team@Work program is an event-based program designed to:
- encourage creative problem solving;
- increase decision-making efficiency in complex organisations;
- facilitate the integration of nations, cultures and organisational components.

As a part of the program, the Group has held nine events involving more than 200 Group employees.

"Your Voice, Our Future" Survey

The "Your Voice, Our Future" was the first survey distributed to every employee of the Group. The survey was designed to:
- offer everyone in the Group the opportunity to express their opinions and concerns;
- forecast the future of the Group and identify areas of weakness that require investment and areas of strength that require reinforcing. "The people survey," wrote Alessandro Profumo in the letter launching the initiative, "is a central element of our model of governance".

The 61 questions on the survey were designed to cover issues relevant to the entire Group and were translated into 15 languages. About 83,400 people participated in the survey (65% response rate). It also featured a comments section where each employee was able to freely express his or her opinions and concerns and a specific section (optional)



UniCredit Group results vs. 2004

	A	B	C	D	E
Engagement/Commitment	1	0	7	15	
Bank/Company and Group Image	8	5	10	16	10
Clarity of Goals and Objectives	0	7	18	18	10
Leadership	3	8	18	14	
Management/Supervision	6	0	9	8	7
Empowerment and Involvement	4	3	9	12	4
Cooperation and Working Relationships	2	4	12	6	4
Speed of Change and Workload	4	8	8	18	
Pay	-1		10	6	
Training and Development	6	1	20	11	0
Organisational Efficiency	4	3	12	10	3
Client Focus	9	6	14	12	
Integrity/Corporate Social Responsibility	1	19	15	n/a	n/a

A. UniCredit Italy B. Pekao Group C. Zagrebacka Banka D.D. D. Bulbank E. UniCredit Romania

Note: the table gives -for each item of the survey questionnaire- the delta as against the corrispondent result of the 2004 survey. The coloured boxes show the significant differences: yellow equals improvements, red indicates worsening.

where the respective banks/companies could survey areas of particular interest.
With the survey now complete, concrete action plans are being developed based on the survey data. Senior Managers, directly identified by the Division Heads, are responsible for developing a detailed analysis of the survey results and for proposing concrete action plans. The Division Heads will present these plans to the Managing Director of the Group in April. Once approved, these plans will be communicated to all employees and monitored constantly. The next survey is planned for the first half of 2008.

Internal Communications

During the course of 2006 internal communications activities were focused primarily along three lines.

Employees were continuously updated on the integration process, with the publication of a monthly newsletter devoted to the activities of the Integration Office within the various countries and with the creation of a new section on the Intranet portal devoted to integration programmes and accessible to all Group companies.
The economic results and the strategy pursued by the Group were another ever-present element of the Group's internal communication. Employees received information on the company's quarterly progress by video, in which the Managing Director himself commented on the results achieved. Such reports were then supplemented periodically with updates on the most significant projects at the business level.
A third line of activity, centring on initiatives geared toward fostering cultural integration, saw the realisation of across-the-board projects common to the whole Group. An example in this regard was the distribution of 142,000 kits intended to increase an understanding of the Integrity Charter in preparation for Integrity Charter Day.

The OneGate Group Intranet portal, online since the Group's date of birth in 2005, was developed in order to facilitate the dissemination of such content. The intranet portal is viewable in all the countries in which the Group is present.
In addition to these three main activities stream, internal communications continued to support the company's corporate responsibility activities during the course of 2006. In this regard, the commitment to the internal appreciation of the Group's artistic assets, in particular of the Contemporary Art Collection inaugurated during the previous year, was reaffirmed, with the involvement of all Group employees in dedicated initiatives, such as UniCredit Art Day; employee participation in the activities of Unidea, the Group Foundation active in the social and humanitarian spheres, and in those of the Italian Cancer Research Association (AIRC); as well as the realisation of projects such as "Bimbo in Banca," a family-oriented open-house day geared toward bringing together the personal and working lives of Group employees.

The Group's general training program can be summarised as follows:


1
Cross-Sectional Management Training
Cross-sectional training exercises for the development of a cohesive Group culture and the diffusion of the management style of UniCredit throughout the Group.
2
Specialist Training
Training exercises of a technical/professional and commercial nature relative to the specific business of each "Legal Entity"
3
Entry-level Training
Entry-level technical/professional training activities are designed to highlight the entrepreneurial spirit and common culture of the Group.

Investing in our People

Training

Below are some of the most significant projects in the area of professional training:

1. CROSS-SECTIONAL MANAGEMENT TRAINING

1.1 UniQuest

UniQuest is an international development program for young people with high potential who work in the countries where the Group operates. This course was established to:

- Facilitate the integration of the Group's various entities and foster the development of a European culture that is distinct, but based on shared values and aimed at sustainable growth;
- Invest in internal growth and ensure that there is a constant supply of young and promising talent in the Leadership Pipeline.

Maintain a diverse workplace environment where employees can have international and multicultural experiences using cutting edge technologies and distance-work systems to work with colleagues from different countries.

1.2 UniFuture

UniFuture is a leadership development track for senior managers in the Group. The program has two objectives:

- Promote change, sustainable business and product and process innovation;
- Provide an individual leadership development path.

UniFuture encourages employees to share experiences and take time for individual reflection and learning.

2. SPECIALISED TRAINING

2.1 UCiLearning

UciLearning is a data processing platform that enables distance learning. Available trainings focus on technical/professional subjects, languages and data processing. They consist of multimedia modules in the following areas:

THEMATIC AREAS	AVAILABLE MODULES
Regulatory/Legal	25
Finance	29
Communications/Marketing	23
Credit	17
Data Processing/Procedures	22

2.2 Master in Banking and Entrepreneurship, Master in Private Banking, Master in Corporate Banking

These master's degrees were established in collaboration with prestigious international universities and provide employees with highly-specialised training and an opportunity for professional development and advancement.

3. TRAINING FOR NEW-HIRES

3.1 UPA Technical School

The UPA Technical School was founded to reinforce and deepen the Group's technical, accounting and administrative expertise. UPA's diverse competencies cut across all banking activities. UPA ensures operational continuity within the context of rapid and complex organisational change in the Group.

The UPA Technical School offered training to 900 people from all banks and companies of the Group in 2006. The training is designed to be a basic technical job introductory course. The typical training course for a new hire involves a basic "Introduction to Banking Activities" course that covers all the banks and companies that make up the Group, along with a series of specific courses subdivided by topic area.

3.2 Induction Program

This is a three-year introductory development program in which new hires seek to develop a common set of core competencies and an appreciation of the Group's corporate culture.
The program is an excellent introduction prior to an employee seeking further technical/specialist training.

Type of training (%)


11

- Managerial
- Technical Professional
- Languages

total training hours is 5.276.053

Data on Company Population

Considering the number of the existing labour contract (headcounts) and that the KFS Group is at 100%, on 31 December 2006, the composition of the UniCredit Group was as follows:


Employees by professional categories
(%)
2006
1.2
21.2
77.6
2005
1.6
27.7
70.7
Directors and Top Management
Managers, Executives & Middle Management
Remaining Personnel
Directors and Top Managers
(%)
2006
87
13
2005
90
10
% Men
% Women
Managers, Executives & Middle Management
(%)
2006
64
36
2005
67
33
% Men
% Women
Remaining Personnel
(%)
2006
35
65
2005
35
65
% Men
% Women
Full time vs part time
(%)
% Full time
% Part time
91
9
Part time - Men and Women
(%)
90
10
% Men
% Women
Employees' education level
(%)
University Degree
High School
Secondary School
Primary School
35
23.2
2.5
39.3

Investing in our People

Composition by Age

(%)



2006
21
34
30
15



2005
22
35
29
14
% Up to 30 years
% From 31 to 40 years
% From 41 to 50 years
% Over 50 years

Composition by Seniority

(%)



7
18
30
45
% Up to 10 years
% From 11 to 20 years
% From 21 to 30 years
% Over 30 years

Average Age and Seniority of Service by Category (based on a representative sample of 2/3 of the population of the Group)

	MEDIAN AGE			MEDIAN SENIORITY		
	MEN	WOMEN	TOTAL	MEN	WOMEN	TOTAL
Directors and Top Management	47.89	45.26	47.63	19.09	16.61	18.84
Managers, Executives & Middle Management	44.72	42.43	43.95	19.40	17.78	18.86
Remaining staff	39.96	37.79	38.59	14.55	13.85	14.11

Industrial Relations

2006 was the first full year in which UniCredit and HVB organizations faced the challenges that lie ahead. Industrial Relations in UniCredit have long been characterised by fairness, trust and transparency, in addition to a continuous and constructive dialogue with employees' representatives, with the aim of reaching common solutions.
Our wish is to continue and improve this approach, building and fostering a new framework of industrial relations and a shared European corporate culture, in particular leveraging on the good experiences and practices of the numerous entities that are part of our Group.
With regard to the principles that govern labour relations, the ILO Tripartite Declaration Concerning Multinational Enterprises and Social Policy, especially the eight ILO core conventions, the Guidelines for Multinational Enterprises of the OECD (Organization for Economic Co-operation and Development) and the European Union's Global Compact remain the main external European reference points.

The European Works Council of UniCredit Group

The very first initiative undertaken at Group level that marked the year 2006 was the establishment of the Group's European Works Council (UEWC) effort, in particular the negotiation between the Group HQ's HR Division and the Special Negotiating Body (comprising Employees' Representatives from the European Union member states where the Group operates).

"European Works Council" is the name of the board instituted by the European Union with the aim of improving employees' rights of information and of consultation in Community-scale groups of undertakings.

The European Works Council of UniCredit Group is the first EWC established in the Italian banking industry and represents the largest EWC among the approximately 700 existing today, thanks to the European dimension of our Group. Assuming that the UEWC is a Group governance body, Management and Employee Representatives agreed on the innovative content of the European Works Council's tasks, creating a strong link between employees and Group HQ on transnational issues. The UEWC, inspired by the Integrity Charter and, more generally, by corporate social responsibility values, will also be able to issue joint declarations with Group HQ on issues of principle such as professional development, non-discrimination, health and safety, and labour environmental issues, whose implementation will be jointly monitored. It will become operational in 2007.

Among the major achievements 2006 of the Group go through the joint work and the agreement of the Employee representatives:

Italy: 1) The Agreements under which UniCredit: established "UniC.A.", the first UniCredit Health Insurance Fund with the aim of offering Group employees working for Italian entities, retired employees and their relatives a supplementary health insurance scheme; increased the Company pension contribution for youngest employees, accepting an invitation of the National Bargaining Agreement; 2) The work of the Joint Training Committee, comprising both Company and Trade Union representatives, which are exploring together the feasibility of introducing of financed vocational training 3) The Agreement, considered well-balanced by both parties, on the transfer of 2S Banca to Société Générale (full continuity of employment, pension schemes and health insurance policy; occupational guarantee provisions).
Germany: 1) The Agreement on the "Alignment of Business Perimeters" (signed on 26 April of the past year), which is important because it leads to corporate restructuring and has also an impact on the sales force due to the re-allocation of staff 2) The Agreement signed on 24 August 2006 on the introduction of a Deterministic Bonus in HVB (which started in H2 2006) and parallel running of this deterministic bonus system with the existing one.
Austria: 1) The BA-CA Company Agreement on the pension system, called "BA-ASVG", in which the raising of pensionable age and cost reduction were crucial issues. A compromise in favour of both sides was reached. 2) The Agreement on the introduction of a new career system with transparent and challenging links to external benchmarks for salaries and benefits according to job families. New performance management is also part of this framework.
Poland: The New Collective Labour Agreement signed in Pekao Bank on 15 December 2006, which specifies general regulations for HR and remuneration policy including rules that link specific benefits to work performance.

Also worth mentioning are the new collective agreements signed in the **Czech Republic** (Zivnostenská Banka, the new UGIS Branch), the **Slovak Republic** (UniBanka) and the addendum to the collective agreement of the **Romanian Branch of U.P.A.**

Investing in Service Quality

Customers

Mechanisms for listening to customers

The ultimate objective of the tools for listening to customers is to improve the bank-customer relationship, focusing attention on customer satisfaction.

Listening to customers and understanding their needs is the basis of the UniCredit service culture. We believe that the relationship must be based on trust and transparency with a view to complying with their requirements.

The two fundamental tools for listening to customers are:
- customer satisfaction surveys
- handling of complaints.

Insofar as measuring the degree of customer satisfaction is concerned, for purposes of analysing critical and timely issues, we carry out extensive research broken down on a regional basis. We are convinced that this tool, given its level of detail and the importance of the indications culled, is a fundamental resource for safeguarding our competitiveness. As proof of the central role of this tool in our method of banking, the variable part of employee compensation is also tied in a decisive manner to the customer satisfaction index. At UniCredit Banca, the customer satisfaction index (TRI*M) showed a notable increase in 2006. The ability to stand out from our competitors was achieved thanks to targeted initiatives focusing attention on customer care, such as, for example, the elimination of closing costs. In addition, the increase in the customer satisfaction index was achieved through the dissemination of "Method First" for asset allocation based on the needs of affluent customers and by improving the small business service model, in particular by reducing response times.

As far as handling complaints, in 2006 UniCredit Banca carried out the "Quality in 48 Hours" project, a customer response model that allows for resolving any delays, malfunctions or errors in only two business days. Providing the guarantee of a fast response is, in fact, one of the chief factors for our customer's trust and satisfaction.

A series of initiatives were also adopted in 2006 at the Retail Divisions in Germany (HVB) and Austria (BA-CA AG), geared towards improving customer satisfaction and service quality. The first step was that of creating special units, reporting directly to the CEO, for the management of customer satisfaction, also including the handling of complaints in both countries. Various actions were undertaken in the areas of measurement, reporting, bonus make-up, improving processes and resource management (training and change management) for purposes of effectively meeting customer expectations and guaranteeing quality service.

The medium-term objective in both countries is to exceed the market average for customer satisfaction and to be a clear competitor for the other financial institutions. In Germany the results for 2006 confirm a stable positive trend with a customer satisfaction index (TRI*M) of 62, while in Austria an increase in the customer satisfaction index (TRI*M) from 67 to 69 shows a clear move in the right direction.

TRI*M UniCredit Banca


60
58
56
54
52
50
48
46
44
49
52
58
2004
2005
2006

Customer Protection

Consumers and businesses can turn to the Bank Mediator [Conciliatore Bancario], an Association for the resolution of bank, financial and corporate disputes, which handles Alternative Dispute Resolution (ADR). The Association, sponsored by the Association of Italian Banks (ABI), was created by UniCredit together with the most important Italian banking groups.The Bank Mediator offers any customer the possibility of quick dispute resolution with the bank in a cost-contained manner through three new services: the Legal Banking Ombudsman, for disputes of amounts up to €50,000; the mediation service, for disputes of any amount, which provides for the intervention

Complaints in Italy (%)


16000
14000
12000
10000
8000
6000
4000
2000
0
3055
5682
3970
10532
2006
2005
Financial Product
Ordinary

Note: the remarkable decrease in complaints is a consequence of "Quality in 48 Hours", a project aiming to solve directly at branch level disputes up to €1000.

of an independent professional mediator with the duty of helping the parties reach a mutually acceptable agreement; and the arbitration service. In the first and third cases, the proceeding concludes with a trial (which in the case of the Legal Banking Ombudsman is binding only on the bank), while in the second case the parties are assisted in reaching an agreement beneficial to both parties, which puts an end to the dispute.

The mediation attempt is managed by the Bank Mediation Body, recently created within the Association and registered in the register of bodies delegated to manage mediation attempts pursuant to Article 38 of Legislative Decree No. 5/2003. The proceeding must be concluded within 60 business days of the first meeting between the parties and the mediator. If the dispute concerns any of the subjects referred to in Art. 1 of said Decree, the mediation record, in addition to enjoying certain tax breaks, may be approved by the Court and become enforceable. If the mediation does not succeed, the parties remain free to defend their own rights as they see fit (for example, turning to an ordinary judge, or if necessary, referring the dispute to an arbitral tribunal).

Access to the Legal Banking Ombudsman is completely free. The cost of mediation and arbitration, on the other hand, varies depending on the amount of the dispute (mediation, however, is particularly cost-contained).



Olivo Barbieri, "China Shangai", 1997, UniCredit Collection.

Suppliers

The competion for innovation and cost minimisation depends also on the efficiency, reliability and transparency of the "rules of the game" between the company and the system of suppliers. For this reason, i-Faber, a UniCredit Group subsidiary that manages the digital market 1city.biz, has launched the Procurement Executive Circle (PEC) initiative, with the objective of creating a roundtable for the comparison and exchanging of best practices for procurement managers.
In spring 2004, the PEC Board decided to create a roundtable on corporate responsibility in the management of relationships between companies and the system of suppliers (SIRF - Sustainability and Integrity in Relationships with Suppliers), which had the objective of preparing a set of "Guidelines" for self-regulation on the matter.
The project's breadth and strategic relevance entailed the need to determine a working plan for a period of approximately three years (2005-2007). 2005 was devoted to the preparation of the SIRF Guidelines, on the basis of careful comparative analyses of the best practices in terms of CSR (Corporate Social Responsibility) and SRM (Supplier Relationship Management). In 2006, a method was determined and tested for assessing the level of application of the SIRF Guidelines to a limited sampling of companies.
2007 will be devoted to extending the project to all the companies participating in PEC, according to the evolving guidelines, which will provide for specialisation by industry (coinciding with the PEC Vertical Committees) and by company size.

Investing in our Community

Culture

UniCredit Group wants to create value not only for our shareholders, but also for the communities in which we work.

We take pride in our ability to leverage our global reach and our human capital in support of local institutions, initiatives and communities.

Social responsibility and active participation in civil society on a local level for us is not solely for the purpose of promoting sustainable economic, social, and environmental development.

It is also a key element of our competitive strategy. It is to our distinct advantage to foster social cohesion, stability and growth in all of our territories and markets.

Because of this, UniCredit Group is pursuing a two-pronged strategy for investing in our communities. While we work to revitalise local economies, we also invest in local cultural initiatives. Communities aren't just economic units. They are places where people live. And every community has its own particular character, regional sensibility and history.
It is a strenght of our Group to respect this diversity and enhance it as a positive force for development.

UniCredit Group welcomes the challenge of integrating the worlds of business and art.

Our goal is to foster a dialogue between different cultures and communities in an effort to identify and build shared values.

We believe that the universal language of art can help promote these shared values. In Europe, all companies in our Group have been supporting young talent and creativity in the visual arts, music, theatre, and literature.

This historical commitment to supporting music and the conservation of our artistic heritage has been joined by new initiatives vis-à-vis the contemporary art, because the Group believes that these can contribute to expressing key values of its own position.

More information on the cultural activities of the Group can be found at www.unicreditgroup.eu

VISUAL ARTS
The Group maintains an important and well-regarded **art collection** with more than **50,000 works** in Italy, Germany, Austria, Turkey and the other countries where UniCredit operates. The collection includes archaeological artefacts, Gothic sculptures, past masters and present talents. It represents an important instrument for establishing a dialogue between the public and the Group and offers unique opportunities for communication and internal educational activities.



oskar

Davide Bramante, "My Own Rave (Praga - Palloncini + Staromestké nâmesti)", 2005, UniCredit Collection.

Some activities in the visual arts that we support are:

- the participation of artists in management courses that emphasize the importance of creative thinking;
- "UniCredit Art Day," a production with AMACI in Italy, which provides our colleagues and their families the opportunity to visit 20 different museums on a particular day;
- training courses using contemporary art (art-based learning);
- intense communication activity via the company Intranet.

In Italy, the range of the Group's initiatives vis-à-vis contemporary art is vast and includes:

- collaboration with the principal museums of contemporary art: MART in Rovereto, the Castello in Rivoli, the MAMbo of Bologna and the Arnaldo Pomodoro Foundation in Milan;
- active participation in the leading art fairs;
- close collaboration with DARC (Department of Art and Contemporary Architecture of the Ministry of Culture);
- support for AMACI, the Association of Contemporary Art Museums in Italy;
- innovative support for artistic projects in non-standard contests that expose conditions of social marginalisation. In these communities, art serves as a means of socialization, integration and recovery;
- funding research, in cooperation with the Agnelli Foundation, on the economics of contemporary art;
- the development of a new publishing series, "The Art of the 20th Century".

The largest commitment we have made to aspiring young artists in Italy has been the establishment of a collection of contemporary art by artists active since the 1980s, with particular attention paid to photography. Through acquisitions, donations and project support, the collection has grown to 500 works by 95 artists in just three years.



Concert for Rome.

In the HVB Kunst Palais in Munich, a broad series of exhibitions has featured works by famous historical avant-gardes, contemporary artists and emerging young artists that are a part of the Group's collection.

The Kunsthalle of the Hypo-Cultural Foundation attempts, by means of its unique location in the centre of the busy pedestrian area of Munich's Theatinerstraße, to bring art into every day life: since opening in 1985, over **6 million people** have visited more than 71 exhibitions with art ranging from antiquity to the present day.
International exhibitions are held in the BA-CA Kunstforum in Vienna. Emerging art is shown in a space called "Treasure". The bank sponsors young artists with its Georg Eisler Prize, the largest monetary prize in the category. BA-CA also organizes Central, a travelling exhibit for presenting young artists from Eastern Europe.

MUSIC

The UniCredit Group's commitment to music, the universal language par excellence, was born in Italy out of its long-time partnerships with the **Philharmonic Orchestra of La Scala**, the **Arena of Verona**, and the **'900** [Twentieth-Century] **Philharmonic Orchestra of Torino**.
Across Europe, the Group is focused on supporting music. Our support for this important art form is an effective way to

bring together the worlds of business, art and the general public.
This year, the Group decided to celebrate the first anniversary of the announcement of the merger with the Hypovereinsbank-Bank Austria Group by organizing a **"Concert for Rome"** in collaboration with the City of Rome. This initiative brought the Philharmonic of La Scala to the capital for the first time in many years and offered a programme of celebrated musical works free of charge to the Roman public.

HVB is also promoting a new generation of cultural innovators in Germany with the Jugend Kulturell, which supports young artists with monetary prizes and opportunities to exhibit in our facilities. Additionally, HVB is actively collaborating with the European Youth Orchestra and its season in the HVB Europakonzert and the "Competizione dell'Opera" international vocal contest. And finally, a particularly important German- Italian musical exchange took place in 2006 when the first concert of the Philharmonic of La Scala of Milan was held in Berlin under the sponsorship of the President of the Italian Republic, Giorgio Napolitano.
In the field of classical music (a traditional pillar of Austrian identity) the Group has been very active through the thirtieth collaboration of BA-CA with the Orchestre Jeunesse, the establishment of the BA-CA Artist of the Year Prize, the support of traditional Austrian musical institutions, including the Vienna Philharmonic Orchestra and its ensembles, the Musikverein theatre and the Gustav Mahler Youth Orchestra. Our promotion of modern expression includes significant support provided to the Porgy & Bess Concert Hall, the Vienna Art Orchestra and its very successful "big band," the Jazz Festival of Vienna, and the prestigious BA-CA Hans Koller Prize, named for a manager for the UniCredit Group in Eastern Europe active in cultural promotion in the region.

And, investing in our shared future along with the Vienna Philharmonic Orchestra, the Group has started master classes for highly talented young musicians in Slovenia.

DIALOGUE

Annually, in collaboration with the Turkish partners of the Centre for Strategic Studies of the Ministry of Foreign Affairs, UniCredit organizes the **Forum for Italo-Turkish Dialogue**. This is a high-level cultural and political event sponsored by the two Ministries of Foreign Affairs and features 80 leaders from the two countries in the fields of politics, economics, culture and media. The purpose of the Forum is to maintain an open dialogue of the most important issues and challenges Italy and Turkey face today. These include everything from European- Middle Eastern relations, human rights and economics and international trade. Following London's "Chatham House Rules," the meetings take place as a private aside to the opening session, which is public and chaired by the respective Foreign Ministers.


Monika Bulaj: Rom, when witches milk the moon
Eastern churches and Communism: what they preach and what they do
east
13
India today

Furthermore each year, in collaboration with the City of Venice, the Venice 2000 Foundation and East (an international magazine of culture, politics and economics), UniCredit organizes a **Permanent Forum of European Debate** to bring together a noticeable number of qualified representatives from the world of international politics, economics and academia. The purpose of the Forum is to stimulate debate and identify innovative ideas that can help give new force to the processes driving European integration.

The permanent Forum operates in two dimensions: a "virtual" dimension (www.eastonline.it) that brings together citizens and European institutions, and a "real" dimension with the organisation of the annual conference in Venice.
The first conference, "*A New Motivation for Europe*", was organised on 22 and 23 June 2006 at the Doge's Palace.

In 2007, the Venice Forum will take place on 21 and 22 June at the Cini Foundation of Venice and will deal with the topic of energy at a conference entitled "EU Energy Policy: Enhancing the Security of Supply by Creating a Single EU Energy Market?"

Local Committees



Olivo Barbieri, "Roma", 1995, UniCredit Collection.

The reorganization process of the Group, brought about in 2003 (S3 project) by the establishment in Italy of UniCredit Bank, UniCredit Enterprise Bank and UniCredit Private Banking, resulted in the development of Local Committees, which are designed to maintain our deep and valuable relationship with the community.

Today the Committees keep track of domestic events in Italy in order to develop a better understanding of local socio-economic issues. The Committees are places where civil society leaders and representatives can gather to discuss important matters and to set priorities.

The UniCredit Board of Directors appoints the Local Committees. The Committees are consultative organs, consisting of a varying number of outside members, selected from the leading ranks of entrepreneurship, trade associations, autonomous operators, volunteerism and research. The managers of the three banks are a party to the Committees as well.

Distributed predominantly in the Centre and North of Italy, the 18 Committees have a total membership of about 300 people. Moreover, in November 2006, with the intention of developing a strategy for strengthening local networks and encouraging an even closer relationship between sector banks in the territory, the UniCredit Group announced the launch of "Project South" through the creation of 3 new regional Committees: Campania, Puglia and Sicily.

The local Committees have successfully completed, many projects, with many others in progress, all focused on local community needs centered around the following themes: *infrastructure, tourism, internationalisation, immigration and agriculture.*

Outside Members of Local Committees (%)


SHARE 33 32 12 9 7 7
35
30
25
20
15
10
5
0
Entrepreneurs
Trade associations
Autonomous operators (Chambers of Commerce, fairs, ports, airports)
Cultural and Volunteer
University
Self-employed professional

Environmental Management and Performance

Environmental Policy

Banking is not manufacturing, but - like any other human actvity - it still affects the environment. Since 2000 the Group has had an Environmental Policy in place and is therefore committed to taking environmental sustainability into account when making decisions on strategy. This means operating while striving to prevent the most serious direct impacts on the environment (energy, paper consumption and waste production) and ensuring that the impact of outside entities that we can oversee or influence (credit policies, financial products, project financing and suppliers) is scrutinized to the extent possible.

We have joined the United Nations Environmental Program (UNEP) in order to promote and develop integrated banking and environmental sustainability policies. We are actively involved in UNEP through its Finance Regional Task Force in Central and Eastern Europe, in promoting a coherent approach, and defining best practices and control and monitoring tools for environmental risks.

Franco Fontana, "Comacchio, orizzonte, Paesaggio", 1976, UniCredit Collection.



Direct Aspects

We pursue environmental efficiency by adopting certified internal systems for environmental management. We began this process in 2002 by registering UniCredit

Waste per capita-Italy (kg)


3.5
0.8
2.5
9.6
139.2
2006
3.39
1.95
0.79
4.67
120.3
2005
Paper and cardboard
Toner
Large bulk waste
Mixed packaging
Electronic equipment

Electric power supply - Italy (%)


100
95
90
85
4
96
2006
10
90
2005
Renewable energy
Non-renewable energy

Electric energy consumption per capita - Italy (kwh)


8000
6000
4000
2000
0
268
6437
2006
599
5388
2005
Renewable energy
Non-renewable energy

Indirect Aspects

under the **EMAS** regulation and by obtaining **UNI EN ISO 14001** certification. This process has been continuously extended and in 2006 UniCredit Produzioni Accentrate (UPA) and HVB obtained the same certification:
- UPA: ISO 14001 certification for all its business units (of which 8 in Italy and 1 in Bucharest, Romania). EMAS registration is also expected in 2007.
- HVB: ISO 14001 certification for 5 sites in Germany, including its headquarters. EMAS registration is also expected for one of these.

We have also launched various energy-saving and mobility management initiatives. The Group has designated a number of mobility managers and set up cooperation with public sector organisations, associations and private individuals to organise car sharing and car pooling as part of an overall strategy which aims to optimise personal and business travel and to reduce its impact by gathering all pertinent information on it.

Paper consumption per capita - Italy (kg)


80
60
40
20
0
13
54
10
56
2006
2005
Renewable energy
Non renewable energy

for more information about the direct aspects of the UniCredit Group, see
www.unicreditgroup.eu

The commitment of the Group on **climate change** in 2006 took the form of a Carbon Solutions Team (CST) set up in our Markets and Investment Banking Division (located in Munich and already active in Poland as well). This is a group of bankers who are very knowledgeable in the field of climate change and who:
- negotiate and trade emissions credits assigned to the businesses in certain manufacturing sectors under European Union directive 2003/87/CAE "Emissions trading", with the aim of facilitating the attainment of Kyoto protocol objectives; and
- promote initiatives to finance clean development mechanisms (CDM) and joint implementation (JI) projects, in order to reduce greenhouse gases in countries not bound by the protocol.

UniCredit has also joined the Carbon Disclosure Project, an international initiative designed to encourage companies to publicise their own policies concerning climate change and to make institutional investors aware of the importance of investing in organisations that make a solid commitment to reducing CO2 emissions.

Among renewable energy source **projects financed** in 2006 was the financing of 11 wind generator parks in southern Italy and in Germany for a total of more than 1250 MW of installed power and €1,415,000,000 in structured loans.
In 2006, to support integrated policies to manage urban solid waste, a pool of 19 Italian and international banks underwrote and syndicated the financing of three integrated systems to manage urban sold waste developed by the Falck-Actelios Group (majority partner of the three projects). The project involves 75% of the area of Sicily, with a serviced population of more than 3.8 million people.

Expected investment is in the order of €1,400,000,000 and the structured debt is €1,100,000,000. Developed by UniCredit Infrastrutture, the project resulted in our winning the "Deal of the Year 2006" award, a recognition granted annually by the prestigious international magazine Project Finance Magazine to the largest transactions in each sector of project finance.
Also in 2006 financial advisory was provided for the structuring of project finance to develop and operate the waste energy facility for the city of Turin.

In 2007 the entire Group will sign the Equator Principles (HVB has been a signatory since 2003), guidelines designed to ensure respect for the environment and social equity through project finance.

In order to pursue **credit policies** that increasingly aim to support companies with a greater commitment to the environment, creditworthiness appraisals also include specific questionnaires for the qualitative analysis of borrowers. In various ways these questionnaires aim to specifically detect the existence of possible risks and opportunities related to environmental factors. Great attention is paid during training to all aspects of environmental impacts and their knock-on consequences, with the aim both of raising awareness and of providing essential background knowledge.
The integrity charter provides a framework of values to draw from in our day by day work.

Among other things, the General Group Credit Policy requires that: the legal entities of the Group have to respect these fundamental values in their operations and decline to take part in the following transactions (unless authorised by their

Environmental Management and Performance

own Supervisory/Management Board or Credit Committee and the Credit Committee of the Parent Company):
- loans to companies or projects that do not respect the social and environmental standards of the World Bank and/or the national and international environmental standards that apply in the Country.
- transactions that are not in line with the UNEP Statute signed by Financial Institutions for the Environment and for Sustainable Development (UNEP Declaration). As concerns project finance transactions, the broadest standards of the Equator Principles should be applied.

In October 2006 the Group officially left the consortium created to develop two new nuclear reactors for the power plant in Belene, Bulgaria.
UniCredit's initial involvement was expressed through a simple declaration of interest under a public tender. In-depth social and environmental impact appraisals are not normally conducted during this phase. The actual participation of the Group would have been dependent on obtaining a guarantee to apply the best international security and socio-environmental standards to all phases of the undertaking. In the event of contract award, specialised and independent consultants would have conducted the appraisal.

Our interest in the project gave us the chance of entering into an open and constructive dialogue with various European environmental organisations which had asked us for meetings on the topic.

We are convinced that involvement of all stakeholders is a fundamental condition for the creation of sustainable development. We wish to be accountable for what we do, considering the responsibilities that follow from being an active member of the community.

As regards **Socially Responsible Investments** (SRI), Pioneer Investments (the trademark of the asset and fund management companies of UniCredit Group) is present in the ethical funds market with two managed assets products: one equity product (the Global Ethical Equity Fund) and one bond product (the Pioneer Euro Debt Ethical Corporate Fund).

Pioneer Investments has set up an Environmental Ethics Committee in order to direct financial resources to sectors and companies that pursue their objectives according to criteria of social responsibility. The Committee draws up the investment guidelines for socially responsible products and provides fund managers with guidance.

Pioneer Investments' SRI funds are characterised by a special investment process designed to increase the skills of the Committee and direct financial resources incisively and effectively towards particularly deserving businesses. Under this principle, the ethical portfolios of Pioneer Investments include two types of investment:
- the first (larger) one refers to ethical databases which are recognised by

Sectors and Research Topics appraised by the Environmental Ethics Committee:

- Medical Devices
- Nanotechnology
- Pharmaceuticals and Biotechnology
- Alternative/Renewable Energy
- Climate Change*

* under appraisal

Stefano Arienti, "Mare verde", 2005, UniCredit Collection.



Ethical Funds
Assets under Management (€)

	Pioneer Euro Debt Ethical Corporate Fund	Global Ethical Equity Fund	Total
06	264,592,519.36	403,505,848.33	668,098,367.69
05	283,878,377.00	898,005,824.01	1,181,884,201.01
-%	-6.79	55.07	-43.47

■ Global Ethical Equity Fund
□ Pioneer Euro Debt Ethical Corporate Fund

Performance of the Funds since Launch (%)


- 0 +
3 years
+41.45
+6.95
1 year
+12.40
-0.80

■ Global Ethical Equity Fund
□ Pioneer Euro Debt Ethical Corporate Fund

the financial community (FTSE 4 Good Global for the equity fund and ECPI Ethical Index Euro Corporate Bond for the bond fund).
- the second (smaller) one refers to securities issued by companies whose work is distinguished as significant in terms of ethics and environment ('distinctive investments').

The 2006 research objectives of the Committee (including nanotechnology and renewable energy) indicate the extent of our commitment to this new approach and are the basis for the 'distinctive investments' component which grew to be 11.36% of the the equity fund portfolio (from 7.34% in 2005).

We believe that transparency is an unquestionable value. For these reasons we have signed up to the transparency guidelines promoted by the European Sustainable and Responsible Investment Forum (Eurosif), and we have dedicated a specific section of the Pioneer Investments website to the topic of SRI (http://www.pioneerinvestments.it/it/finanza_etica/home.jhtml). The guidelines aim to clearly explain the processes of research, investment, control and monitoring, according to standards agreed upon by the major ethical funds of Europe. In 2006, Pioneer Investments' assets, managed according to sustainability criteria, were it the number one player in Italy in this sector, with a market share of 29%[1]. At European level, Pioneer Investments is in fifth place (excluding the United Kingdom), with a market share of 3.6%[2].

1. Data: Avanzi SRI Research, end of June 2006
2. Data: Avanzi SRI Research, end of June 2006



In 2006 UniCredit has been included in the baskets of the followings sustainability indexes:

- DOW JONES SUSTAINABILITY INDEXES
- FTSE4GOOD INDEX SERIES
- ETHIBEL SUSTAINABILITY INDEX


06
Member of
Dow Jones
Sustainability
Indexes


FTSE4Good Index Series


ETHIBEL

Unidea-UniCredit Foundation

Unidea-UniCredit Foundation is a non-profit foundation established in 2003 by UniCredit Group to implement and sustain international cooperation, solidarity and development initiatives.

Unidea was established as a testament to the Group's operating principles and shared values.
Our Foundation is meant to express, foster and bring to life, through the pursuit of philanthropic aims, those same values both in the internal and external communities.

As a Corporate Foundation, Unidea is a legal entity with its own Board of Directors, composed of experienced and eminent personalities of the non-profit sector and the social research community.

In the first years of activity, Unidea has continued to abide by the principles that first inspired it: self-development, sharing between the communities involved and the sustainability and replication potential of its initiatives. It has also tackled key questions linked to social and economic development, making local communities, and the labour networks and ties of solidarity that unite them, the focal point of its activities.

From the start Unidea has chosen to keep its activities separate, if not exclusively then to a large extent, from operational areas which could refer to the presence of the Founder, and also by choosing to operate in geographical areas where the UniCredit Group is not present.

Unidea operates at a national and international level and is particularly active in the following areas and sectors of intervention:

Unidea supports basic healthcare projects designed to improve public health (through technical and administrative training, rebuilding and equipping of the basic healthcare centres) and to increase access to healthcare by the communities involved (through literacy courses, backing for revenue generating activities, support for microfinance and mutual healthcare projects).

The Foundation supports local development through a series of activities aimed primarily at increasing employment among the young and helping them to integrate into society. Initiatives are mainly addressed to rural areas and involve the broad provision of vocational training and micro-credit programmes to act as incentives for micro-business start-ups and self-employment schemes for young people and women.

The Foundation combines integrated territorial prevention projects for young people at risk of social exclusion, with high profile contributions to learning in the form of research and study initiatives, addressed in particular to new areas of demand, and of occasions to discuss the cultural consequenecs of social work.

One of Unidea's main objectives is to set up programmes to spread and enhance the value of non profit culture and voluntary work among employees of the UniCredit Group. Gift Matching is a mechanism whereby the Foundation supplements donations made by groups of employees to associations that work for the same social and humanitarian ends as those promoted by Unidea.

To promote and implement its activities, Unidea is funded exclusively by UniCredit Group.

UNIDEA RECEIVED FROM UNICREDIT GROUP 40.5 MILLION EUROS IN THE PERIOD 2003 - 2006

Distribution of funds by geographical area 2003-2006 (%)


27.3
52.4
20.3
Africa
Italy
Central Europe and the Balkans

Distribution of funds by sector 2003-2006 (%)


14.0
22.0
24.0
40.0
Health
Social integration
Vocational training, Microcredit and Local development
Initiatives for UniCredit Group employees


Food Insecurity
and the Right to Food
B. Gebre
J. Ziegler

2006 projects:

2006 was important for Unidea in terms of consolidation and continuity, with the pursuit of initiatives launched in previous years and the development of new projects in sub-Saharan Africa, in Central Europe and the Balkans, and in Italy.

Unidea-UniCredit Foundation


Unidea
SEN
TI
ERI
DEL
LA
SALU
TE
MLAL
PROGETTOMONDO

In Africa

• **"An Ka Here So"**

Basic healthcare and territorial development project in Burkina Faso

The "Basic healthcare and territorial development project in Burkina Faso" aims to improve the health of the population in the Hauts Bassins and Cascades regions, to provide better access to healthcare centres and to strengthen community participation. To achieve this objective, a series of initiatives have been planned:

- education and basic training for people in the project area on the subject of hygiene and health with a view to better engagement;
- construction, renovation and rehabilitation of basic healthcare infrastructure - day surgeries and pharmaceuticals dispensaries for example - in the Hauts Bassins and Cascades regions;
- on the job healthcare training and re-qualification for doctors and local nurses to improve their professional skills and optimise healthcare system management in the area;
- improvement of the health care's affordability for the population covered by the project;
- provision of microfinance facilities to the people served by basic healthcare centres to develop independent revenue generating activities and stimulate a self-sufficient economy.

The centres' catchment areas should cover a total population of about 300,000. Other project beneficiaries are the nurses and doctors who attend training courses.



In Central Europe and the Balkans

• **"Youth Employment Promotion"**

Vocational training and microcredit project in the districts of Razgrad and Vratsa (Bulgaria)



The "Youth Employment Promotion" project, implemented in cooperation with the Bulgarian NGO National Business Development Network (NBDN) offers assistance and support to 100 young people in search of employment and aspiring entrepreneurs. The project targets the two mainly rural districts of Vratsa e Razgrad, where unemployment levels – and particularly youth unemployment – are amongst the highest in the country.

The selected candidates are supported with the creation and management of small businesses through a training and consulting programme, followed by loans granted to start up micro-enterprises.

In Italy

• Initiatives supporting the social integration of marginalized people

Through Bando Italia 2006, a "Call for bids to support initiatives within Italy to help the socially marginalised", Unidea reiterated its intention to provide incentives and supports action for the social integration of at-risk individuals, either setting up new projects or supporting existing ones. During 2006, Unidea supported 35 projects generally in co-operation with non profit organisations run for the most part by voluntary workers. These initiatives aimed at supporting the social integration of people at risk of exclusion from society, are complemented by high-profile research designed to gain in-depth knowledge of the area and to assess the outcome of the various projects.

Gift Matching

The Gift Matching initiatives organised in 2003 - 2006 were remarkably successful, showing there is a great awareness of social problems among UniCredit employees. In 2006, as the previous year, in order to prevent funds from being spread too thinly and optimise the impact for beneficiary associations, only donations from groups of at least twenty employees for the same project were accepted.
166 groups participated in the fourth year of the scheme - a total of 4894 people. Compared with 2005 a bigger number of groups took part (from 111 to 166), as well as the number of colleagues involved, and the amounts collected almost doubled. This means each individual project was able to benefit from a higher proportion of the total collected sum. Benefiting associations were mainly active in developing countries, particularly in Africa.

For 2007 it is expected to extend the programme also to HVB employees and to encourage more the involvement of countries of the enlarged Europe.

Breakdown of projects by region intervention (%)


11
1
35
33
6
14
Europe
Eastern Europe
South America
Africa
Asia
Oceania

Europe - Breakdown of amounts donated by area of intervention (%)



4
4
3
58
27
4
Civil Defence
Research
Health
Social/welfare
Distance adoptions
Social/education

Non-European countries - breakdown of amounts donated by area of intervention (%)


26
39
14
21
Distance adoptions
Health
Social/welfare
Social/education

The Value Distribution

Calculation and allocation of value added

Value added is calculated by reclassifying consolidated Income Statement items with the aim of showing how it is allocated and expressing in monetary terms the relationship between the business and the socio-economic system with which it interacts, special reference being made to its main stakeholders: shareholders, the community, our people, our business, the State, organisations and institutions.
As regards the level of aggregation of income components, we chose the form of value added used by ABI [the Italian banking association] for banks. This takes into account the peculiar characteristics of banking business and the new shape of the accounts under IFRS

Breakdown of value added 2006

(€ '000)

REVENUE	
Interest income and similar income	34,294,958
Fee and commission income	9,966,526
Dividends and similar income	823,730
Trading profit (loss)	1,470,347
Hedging result	29,729
Gains (losses) on disposals of:	493,457
(a) loans and receivables	*16,486*
(b) available-for-sale financial assets	*479,030*
(c) held-to-maturity investments	*3,493*
(d) financial liabilities	*(5,552)*
Gains (losses) on financial assets/liabilities at fair value through profit or loss	41,347
Other operating income	597,109
Profit (loss) of associates	283,443
Gains (losses) on disposal groups held for sale	56,174
1. TOTAL GROSS PRODUCTION	**48,056,820**
CONSUMPTION	
Interest expense and similar charges	(22,140,073)
Fee and commission expense	(1,618,851)
Other administrative expense	(4,246,376)
Net impairment losses (writebacks) of	(2,296,038)
(a) loans and receivables	*(2,196,408)*
(b) available-for-sale financial assets	*(47,440)*
(c) held-to-maturity investments	*1,110*
(d) other financial assets/liabilities	*(53,300)*
Allocation to credit risk provision	(765,131)
Impairment (writebacks) of property, plant and equipment	(812,104)
Impairment (writebacks) of intangible assets	(556,664)
Net writedowns (writebacks) of goodwill	(356,880)
2. TOTAL CONSUMPTION	**(32,792,117)**
Net premiums earned	89,058
Net income (expense) of insurance business	(67,817)
NET RESULT OF INSURANCE BUSINESS	**21,241**
3. GROSS CHARACTERISTIC VALUE ADDED	**15,285,944**
Gains (losses) on property, plant and equipment and intangible assets at fair value through profit or loss	-
Gains (losses) on disposal of investments	794,685
4. TOTAL GROSS VALUE ADDED	**16,080,629**
Cost of labour (staff cost)	(7,860,299)
Other administrative expense: indirect taxation	(288,666)
Other administrative expense: donations	(13,688)
5. PROFIT BEFORE TAX	7,917,976
Current tax expense	(1,790,119)
Minorities	(680,116)
6. NET PROFIT FOR THE YEAR	**5,447,741**

Allocation of value added 2006 (€ '000)

REVENUE	**48,056,820**
CONSUMPTION	**(32,792,117)**
NET RESULT OF INSURANCE BUSINESS	**21,241**
GAINS (LOSSES) ON DISPOSAL OF INVESTMENTS	**794,685**
TOTAL GROSS VALUE ADDED	**16,080,629**
Allocated as follows:	
MINORITIES	**680,116**
SHAREHOLDERS - Dividend	**2,486,229**
OUR PEOPLE	**7,861,299**
Cost of labour	
- direct	5,642,514
- indirect	2,217,785
Portion of net profit allocated to the medium-term Group staff incentive provision	1,000
THE STATE, ORGANISATIONS AND INSTITUTIONS	**2,078,785**
Direct and indirect tax	288,666
Tax on profit for the year	1,790,119
THE COMMUNITY	**25,388**
Donations	25,388
THE BUSINESS	**2,948,812**
Retained profit and allocation to reserves	2,948,812
TOTAL GROSS VALUE ADDED	**16,080,629**

Allocation of value added 2006 (%)


18.34
15.46
0.16
12.93
4.23
48.89
Human Resources
Corporate Structure
Shareholders
State, Public Bodies, Institutions
Minority Interests
Community

2006 figures are not strictly comparable with 2005 figures given changes in the scope of consolidation (2006 value added is in fact double that of 2005).

Almost half (48.89%) of 2006 value added was allocated to our people and a very large proportion (18.34%) was kept in the business in the form of retained profit and reserves.

The shareholders nevertheless benefited from a significant portion of value added: 15.46%.

Sustainability Indicators

For the first time, UniCredit offers a report which combines economic and financial data with elements of social and environmental reporting. It is a move that reflects the real integration of social responsibility into the business policies and strategies of the UniCredit Group, in line with international models of best practice. This represents an innovative approach to business reporting which is: "consolidated", in terms of the content at Group level and "integrated", in combining the Financial Statements with the Social and Environmental Report. The Social and Environmental Report 2006 includes: Human Resources and Social Responsibility sections and the summary scheme of the principal "sustainability indicators" of the UniCredit Group, which reflect its social, environmental and economic performance.
The following summary has been drawn up in accordance with the benchmark methodologies contained in the Global Reporting Initiative 2002 (GRI2), which provides guidelines for sustainability reporting.
The summary is designed to supply an explicit link between the questions of social responsibility featured in the Annual Report and the GRI2 guidelines, and demonstrates the capacity of the document to satisfy the information and content requirements proposed by this standard and to ensure that it is complied with..

Next Steps
In the last years the Group has dramatically grown up, shifting from the Italian contest and becoming a New Truly European Bank. The Group is committed to face in the next future the following issues:
- to enrich the next issues of the social environmental reports with further information and socio-environmental indicators, while improving the related gathering methods;
- to progressively extend the reporting boundary of certain socio-environmental indicators to consolidated companies operating abroad;
- to further broaden the dialogue with stakeholders in Italy and to gradually extend this activity in foreign countries.

Legend	●	Full data	○	Information not present	◗	Partial data

GRI CODE	INDICATOR	PAGES	COVERAGE
VISION AND STRATEGY			
1.1	Vision and strategy for sustainable development	98,108, 112	◗
1.2	Letter from the Chief Executive	20	●
PROFILE			
2.1 - 2.9	Organisational profile	10-13, 98	●
2.10 - 2.16	Scope of the Report	10, 122	◗
2.17 - 2.22	Outline of the Report	122-125	●
GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS			
3.1	Governance structure of the organisation	130	●
3.2	% of Board of Directors who are independent, non-executive directors	131	●
3.3	Process for determining the skills required of the members of the Board of Directors		○
3.4	Process at Board level for controlling the Company's identification of environmental and social risks		○
3.5	Links between directors' remuneration and achievement of financial and non-financial targets		○
3.6	Organisational structure and key personnel for the control, implementation and auditing of linked economic, environmental and social policies	138-139	◗
3.7	Commitments pertaining to the Mission and the stated values	97- 99	●
3.8	Shareholders' mechanisms for issuing recommendations or instructions to the Board of Directors	137	●
3.9	Principles for identifying and selecting the principal stakeholders	98	●
3.10	Approaches to consultation with stakeholders	98, 100, 106, 110	◗
3.11	Types of information emerging from consultations with stakeholders	98, 100, 106, 110	◗
3.12	Use of information deriving from the involvement of stakeholders	98, 100, 106, 110	◗

GRI CODE	INDICATOR	PAGES	COVERAGE
3.13	Precautionary approach	113	◗
3.14	Voluntary codes of conduct, sets of principles or other initiatives supported or applied by the organisation	105-112	●
3.15	Principal industrial and business associations in which the Company is active, and/or leading national/international pressure groups	113	◗
3.16 - 3.17	Approach policies and/or management systems for ascending/descending and indirect impacts	107, 113	◗
3.18	Principal decisions taken during the reporting period with regard to the location or relocation of activities	20-21	●
3.19	Objectives, programmes and procedures relating to economic, environmental and social performance	122	●
3.20	Certifications relating to environmental, economic and social management systems	113	◗
INDICATORS OF ECONOMIC PERFORMANCE			
EC1 - EC2	Net turnover and geographical subdivision of markets	15	●
EC5	Employees total remunerations	120	●
EC6	Remunerations to providers of capital	120	●
EC7	Increase/decrease in undistributed profits at the end of the period	23	●
EC8	Total taxes and duties paid	120	●
EC10	Donations to the community, civil society and other groups	120	●
INDICATORS OF ENVIRONMENTAL PERFORMANCE			
EN1	Consumption of paper	112	◗
EN2	% paper recycled	112	◗
EN3	Direct use of energy	112	◗
EN5	Total use of water		○
EN8	Emissions greenhouse gases		○
EN11	Total waste products by type and destination	112	◗
INDICATORS OF SOCIAL PERFORMANCE			
LA1	Subdivision of the workforce	103	●
LA2	Net creation of jobs and average turnover of personnel	23	◗
LA3	Percentage of employees belonging to trade unions		○
LA4	Policies and procedures regarding information, consultation and negotiation with workers in relation to changes in the organisation's activities	105	◗
LA5 - LA6 LA7 - LA8	Safety and health		○
LA9	Average annual number of hours of training per category of workers	102	◗
LA10	Description of equal opportunities policies and programmes		○
LA11	Composition of management and governing bodies of the business, and other indicators of cultural diversity	103, 131	●
HR1 - HR3	Policies and procedures relating to the respecting of any human rights relevant to the business	105, 107	◗
HR4	Policies, procedures and programmes to prevent any form of discrimination	98	●
HR5	Freedom of association	105	●
HR6 - HR7	Policies prohibiting child labour and forced labour	105	◗
SO1	Policies and programmes for managing impacts on the community	111, 112	◗
SO2 - SO3	Policies, procedures and management systems relating to corruption and political parties support	98, 141	◗
PR1 - PR2	Policies for the health and safety of consumers and for products disclosure	98, 106	◗
PR3	Policies, procedures and management systems for protecting the privacy of consumers		○

Note: included here are only the core indicators which are significant and applicable to the activities of the UniCredit Group

For any further information please contact: UniCredit - Public and Community Relations, Via San Protaso, 1/3 – 20121 Milano, Fax: +39.02.88623924, email: csr@unicreditgroup.eu processes and procedures used to gather, combine, process and transmit data and information of the various group companies to the office that prepares the social and environmental report;

- sample-based analysis of supporting documentation used in preparing the social and environmental report to confirm the effectiveness of processes and their adequacy in relation to the objectives described, and that the internal control system correctly manages data and information;

- analysing the completeness of the qualitative information included in the social and environmental report and its consistency throughout;

- verifying the stakeholders' involvement process, in terms of methods used and completeness of persons involved, and analysis of the minutes of the meetings or of any other information available, with regard to the salient features identified;

- obtaining the representation letter signed by the legal representative of UniCredito Italiano S.p.A. on the compliance of the social and environmental report with the guidelines indicated in paragraph 1 and on the reliability and completeness of the information and data contained therein.

A review is less in scope than an audit performed in accordance with generally accepted auditing standards. As a consequence, we do not express an opinion on the social and environmental report.

3 The social and environmental report presents the prior year's figures and information for comparative purposes, in conformity with the guidelines and principles based on which the report has been prepared. With respect to the 2005 social and environmental report, which was presented as a stand-alone document, reference should be made to our report dated 21 April 2006.

4 Based on our review, we are not aware of any material modifications or integrations that should be made to the social and environmental report, referred to in paragraph 1, for it to be in conformity with the guidelines governing its preparation.

5 We draw your attention to the following matters set out in the "Sustainability Indicators" paragraph of the social and environmental report at 31 December 2006:

- the group intends to enrich the next issues of the social and environmental reports with further information and social-environmental indicators, while improving the related gathering methods;

- the group intends to progressively extend the reporting scope of certain social-environmental indicators to include consolidated companies operating abroad;

- the group intends to further broaden the dialogue with stakeholders in Italy and to gradually extend this activity to foreign countries.

Milan, 12 April 2007

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit



Olivo Barbieri, "[illegible]en", 2000, UniCredit Collectio

Corporate Governance

Corporate Governance

The overall corporate governance structure of UniCredit, meaning the system of rules and procedures that serve as guidelines for the conduct of the corporate bodies in carrying out their duties to their stakeholders, has been defined in consideration of the applicable laws and the recommendations included in the new Corporate Governance Code issued by Borsa Italiana S.p.A. (Italian stock market regulator). The Code was written with the goal of increasing the clarity of responsibilities and roles - such as those of independent directors and the board's internal committees, and its content were improved as a result of acquired experience during recent years.

UniCredit prepares an annual "Report on Corporate Governance" for its shareholders that is drawn up in compliance with the provisions of the "Rules of the Markets Organised and Managed by Borsa Italiana S.p.A.", with which it supplies appropriate information about its system of Corporate Governance and its compliance with the Corporate Governance Code.

An internal dealing procedure has been established to monitor the financial operations managed by relevant persons in the Group. This procedure complies with the legal provisions and current regulations and respects the principles expressed by Consob in its communication n.dem/6027054. The procedure also contains practical instructions on complying with the reporting obligations of Germany's market supervisory authority ("Bundesanstalt für Finanzdienstlei-stungsaufsicht" - "BaFin"), arising from the listing of UniCredit shares on the Frankfurt Stock Exchange, in accordance with the applicable local laws and regulations.

The Governance organisational structure: the Board of Directors and its Committees

UniCredit has a so-called traditional administrative organisational structure, based on the presence of two bodies elected by the shareholders' meeting: the administrative body (Board of Directors) and the Board of Statutory Auditors with administration control functions.

The control of accounting is entrusted to an external auditing company, in compliance with the laws that regulate this matter.

Board of Directors

The UniCredit Board of Directors is composed of nine to twenty-four members. Their term in office is established as three financial years, unless a shorter term is decided at the time of appointment, and expires at the date of the Shareholders' meeting convened to approve the financial statements of their last year in office.

The Board of Directors has adopted its own Regulations which regulate its powers and duties and rules of procedure.

At the date of 21 March 2007 the number of board members - elected for the years 2006/2008 - is 23.

INDEPENDENCE OF DIRECTORS

In accordance with the criteria in the Corporate Governance Code, Directors' independence shall be periodically assessed by the Board of Directors on the basis of the information provided by each interested party. The results of the Board's assessments shall be communicated to the market.
With reference to the directors appointed by the shareholders on 16 December 2005 and whose term in office ends with the approval of the financial statements for 2008), the Board of Directors confirmed on 21 March 2007 that 16 directors met the qualification of "independent director" based on their declarations.

The independent directors are:
Gianfranco Gutty, Anthony Wyand, Manfred Bischoff, Giovanni Desiderio, Vincenzo Calandra Buonaura, Volker Doppelfeld, Giancarlo Garino, Francesco Giacomin, Piero Gnudi, Friedrich Kadrnoska, Max Dietrich Kley, Luigi Maramotti, Dieter Munich, Carlo Pesenti, Hans-Juergen Schinzler, Giovanni Vaccarino.
The non-independent directors are:
Dieter Rampl (Chairman), Franco Bellei, Fabrizio Palenzona, Alessandro Profumo (CEO), Roberto Bertazzoni, Paolo Vagnone, Nikolaus von Bomhard.

STATUS AND ACTIVITIES OF DIRECTORS

Board of Directors at 31 December 2006

BOARD OF DIRECTORS								AUDIT COMMITTEE			REMUNERATION COMMITTEE			APPOINTMENT COMMITTEE			EXECUTIVE COMMITTEE		
OFFICE	MEMBERS	NON EXECUTIVE	INDIPEN AT 31.12.06	INDIPEN AT 21.3.07	(1)	(2)	N° OF POSITIONS (3)	(4)	(1)	(2)	(4)	(1)	(2)	(4)	(1)	(2)	(4)	(1)	(2)
Chairman	Dieter RAMPL	YES	YES	NO	100%	13	8	X	100%	8	X	100%	10	X	100%	13	X	100%	11
Deputy Chairman substitute	Gianfranco GUTTY	YES	YES	YES	92,31%	13	4	X	87,50%	8	X	100%	10	X	100%	13	X	90,91%	11
Deputy Chairman	Franco BELLEI	YES	YES	NO	100%	13	5	X	100%	8	X	100%	10	X	100%	13	X	100%	11
Deputy Chairman	Fabrizio PALENZONA	YES	YES	NO	100%	13	7				X	77,78%	10	X	83,33%	13	X	100%	11
Deputy Chairman *	Anthony WYAND	YES	YES	YES	84,62%	13	6	X	100%	8	X	75%	4	X	75%	4	X	80%	5
Chief Executive Officer	Alessandro PROFUMO	NO	NO	NO	100%	13	10							X	100%	13	X	100%	11
Director	Roberto BERTAZZONI	YES	YES	NO	92,31%	13	4										X	90,91%	11
Director	Manfred BISCHOFF	YES	YES	YES	61,54%	13	9												
Director	Vincenzo CALANDRA-BUONAURA	YES	YES	YES	100%	13	1												
Director	Giovanni DESIDERIO	YES	YES	YES	100%	13	3												
Director	Volker DOPPELFELD	YES	YES	YES	61,54%	13	2												
Director	Giancarlo GARINO	YES	YES	YES	92,31%	13	2												
Director	Francesco GIACOMIN	YES	YES	YES	100%	13	3										X	100%	11
Director	Pietro GNUDI	YES	YES	YES	69,23%	13	4												
Director	Friedrich KADRNOSKA	YES	YES	YES	92,31%	13	9										X	90,91%	11
Director	Max Dietrich KLEY	YES	YES	YES	76,92%	13	5				X	0%	10	X	16,67	13			
Director	Luigi MARAMOTTI	YES	YES	YES	100%	13	12												
Director	Dieter MÜNICH	YES	YES	YES	100%	13	3										X	100%	11
Director	Carlo PESENTI	YES	YES	YES	53,85%	13	7				X	55,56%	10						
Director	Hans Jürgen SCHINZLER	YES	YES	YES	76,92%	13	4												
Director	Giovanni VACCARINO	YES	YES	YES	76,92%	13	0												
Director	Paolo VAGNONE	YES	NO	NO	76,92%	13	2	X	87,50%	8							X	72,73%	11
Director	Nikolaus von BOMHARD	YES	NO	NO	30,77%	13	3										X	18,18%	11

(1) In this column it is mentioned the percentage of attendance of the directors to the Board and to the Committees
(2) In this column it is mentioned the numbers of meetings during the office
(3) In this column it is mentioned the number of positions as director covered by the person involved in other listed companies (even listed on other market than the Italian one) in financing, banking, insurance companies.
(4) In this column it is crossed if the Board member is also member of a Committee

Number of board meeting held during the year 2006

BOARD OF DIRECTORS	EXECUTIVE COMMITTEE	AUDIT COMMITTEE	REMUNERATION COMMITTEE	APPOINTMENT COMMITTEE
13	11	8	10	13

Corporate Governance

Board of Statutory Auditors

OFFICE	MEMBERS	PERCENTAGE OF ATTENDANCE TO THE BOARD OF AUDITORS' MEETINGS	OTHER TASKS (6)
CHAIRMAN	GIAN LUIGI FRANCARDO	100%	
AUDITOR (5)	GIORGIO LOLI	93,33%	
AUDITOR	ALDO MILANESE	93,33%	2
AUDITOR	VINCENZO NICASTRO	100%	2
AUDITOR (5)	ROBERTO TIMO	100%	
ALTERNATE AUDITOR	GIUSEPPE ARMENISE		
ALTERNATE AUDITOR	MARCELLO FERRARI		
NUMBER OF MEETINGS HELD DURING THE FINANCIAL PERIOD ENDING 31 DECEMBER 2006: 15			
QUORUM TO BE FORMED IN ORDER TO ENABLE THE MINORITY SHAREHOLDERS TO PROPOSE THEIR CANDIDATES AS MINORITY AUDITORS: 1% OF THE CAPITAL SHARE HAVING THE RIGHT TO VOTE AT THE ORDINARY MEETING			

(5) Auditor appointed by the minority shareholders.
(6) Number of appointments as directors or auditors held by the parties involved in other listed companies.

Other provisions

EXECUTION POWERS AND TRANSACTIONS WITH RELATED PARTIES

	YES	NO	BRIEF EXPLANATION OF NEGATIVE POSITIONS DIFFERENT
THE BOARD OF DIRECTORS HAS GRANTED EXECUTION POWERS BY DEFINING:	X		
A) LIMITS	X		
B) HOW TO EXERCISE	X		
C) PERIODICALLY REPORT	X		
THE BOARD OF DIRECTORS HAS RESERVED THE RIGHT TO EXAMINE AND TO APPROVE THE TRANSACTIONS OF PARTICULAR ECONOMIC AND FINANCIAL IMPORTANCE (INCLUDING THE TRANSACTIONS WITH RELATED PARTIES)	X		
THE BOARD OF DIRECTORS HAS DEFINED THE MAIN GUIDELINES IN ORDER TO DEFINE THE "RELEVANT" TRANSACTIONS.	X		
THE GUIDELINES MENTIONED ABOVE ARE DESCRIBED IN THE ANNUAL REPORT.	X		
THE BOARD OF DIRECTORS HAS DEFINED SPECIAL PROCEDURES FOR THE EXAMINATION AND THE APPROVAL OF THE TRANSACTIONS WITH RELATED PARTIES.	X		
THE PROCEDURES FOR THE EXAMINATION AND THE APPROVAL OF THE TRANSACTIONS WITH RELATED PARTIES ARE DESCRIBED IN THE ANNUAL REPORT.	X		



APPOINTMENT OF DIRECTORS AND AUDITORS

	YES	NO	BRIEF EXPLANATION OF POSITIONS DIFFERENT FROM THOSE SET IN THE CODE
THE DEPOSIT OF THE NOMINEES FOR THE POSITION AS DIRECTOR HAS BEEN MADE 10 DAYS IN ADVANCE.	X		Although the deposit of the nominees for the position as a director is not a specific provision of the Articles of Association, the Board of Directors has expressed its satisfaction to such a deposit to be made by the shareholders at least 10 days in advance.
THE NOMINEES FOR THE POSITION AS DIRECTOR INCLUDED A SATISFACTORY REPORT.	X		
THE NOMINEES FOR THE POSITION AS DIRECTOR CONTAINED DETAILS ON HOW TO BE CONSIDERED AS AN INDEPENDENT DIRECTOR.	X		
THE DEPOSIT OF THE NOMINEES FOR THE POSITION AS AUDITOR HAS BEEN MADE 10 DAYS IN ADVANCE.	X		
THE NOMINEES FOR THE POSITION AS AUDITOR INCLUDED A SATISFACTORY REPORT	X		

SHAREHOLDERS' MEETING

	YES	NO	BRIEF EXPLANATION OF POSITIONS DIFFERENT FROM THOSE SET IN THE CODE
THE COMPANY HAS APPROVED A SHAREHOLDERS' REGULATIONS	X		
THE REGULATIONS ARE ATTACHED TO THE REPORT (OR IT IS MENTIONED WHERE THEY CAN BE FOUND/ OR DOWNLOADED)	X		

INTERNAL AUDIT

	YES	NO	BRIEF EXPLANATION OF POSITIONS DIFFERENT FROM THOSE SET IN THE CODE
THE COMPANY HAS APPOINTED THE PERSONS IN CHARGE OF THE INTERNAL AUDIT	X		
THE PERSONS IN CHARGE OF THE INTERNAL AUDIT ARE NOT DEPENDENT FROM THE RESPONSIBLES OF THE PROFESSIONAL AREAS.	X		
BUSINESS UNIT IN CHARGE OF THE INTERNAL AUDIT	GROUP AUDIT MANAGEMENT TEAM		

INVESTOR RELATIONS

	YES	NO	BRIEF EXPLANATION OF POSITIONS DIFFERENT FROM THOSE SET IN THE CODE
THE COMPANY HAS APPOINTED A RESPONSIBLE IN CHARGE OF INVESTOR RELATIONS.	X		
BUSINESS UNIT, PHONE AND FAX NUMBER OF THE RESPONSIBLE	Antonella Massari, Responsabile UO Group Investor Relations, TEL +39 02 8862 8136 E-MAIL investorrelations@unicreditgroup.eu FAX +39 02 8862 8503		

Corporate Governance

Committees of the Board of Directors

UniCredit's Articles of Association specify that the Board of Directors constitutes an Executive Committee and delegates powers and authorities to it. Further, to ensure an effective and efficient system of information that will enable the Board of Directors to perform its functions in the best possible manner, three committees have been created within the Board, as recommended in the Corporate Governance Code, and one Commission, each with specific areas of competence, for the purpose of providing consultation and proposals.

EXECUTIVE COMMITTEE

The Executive Committee is designated by the Board of Directors which establishes the number of members, in any case no less than five, for three financial years. The Chairman, the Deputy Chairmen and the CEO are members of the Committee by right.

The Executive Committee is endowed with all the powers and authority delegated to it by the Board of Directors, with particular reference to granting of loans. Within the limits of its delegated powers, it will establish the criteria for managing and supervising Company activities. The Executive Committee may deliberate on any matter requiring urgent attention. Such deliberations must be submitted to the Board of Directors at the first possible meeting thereafter. The Executive Committee normally meets once a month and, in any case, whenever the Chairman deems it necessary or two Members of the Committee request a meeting. Committee meetings may also be convened at the request of two members of the Board of Statutory Auditors.

For the purpose of informing the Board of Directors about the activities undertaken in execution of the powers and authority delegated to the Executive Committee and the CEO, the internal regulations of UniCredit (hereinafter the "Regulations") specify that the Executive Committee, through its Chairman and the CEO, shall present a quarterly report to the Board of Directors in which the activities undertaken in execution of the delegated powers be described as specified in the proxies themselves.

In particular, at the first possible Board meeting the Executive Committee shall provide the Board of Directors and the Board of Statutory Auditors with adequate information on transactions that significantly affect the economic and equity situation or that can involve problems, and on transactions between group companies or with related parties, or atypical and unusual transactions with respect to the normal conduct of business, carried out by the Executive Committee and any bodies to whom it may have delegated authority.

AUDIT COMMITTEE

The Audit Committee has 5 members who are non-executive directors, the majority of whom are independent. The Chairman of the Board of Directors and the First Deputy Chairman are members of the Committee by right. The other members must be selected on the basis of those best equipped and willing to carry out this function. The Committee elects, from among the other members with the exception of those who are members by right, a Chairman and a Secretary; the latter, who need not be a member of the Committee, takes the minutes of every meeting.

The Chairman of the Board of Statutory Auditors, or another Statutory Auditor designated by the Chairman himself, shall participate in the meetings of the Audit Committee. The following officers may be called upon to attend meetings of the Committee, even separately, with regard to specific matters: the Chief Executive Officer, the Chief Accountant, the Head of Internal Audit, and other members of the Headquarters Management.

Duties and procedures

The Committee carries out investigative, consultative and proposal-making functions. Amongst its activities, the Audit Committee:

A. assists the Board of Directors in issuing guidelines for the internal control systems as well as in periodically checking their suitability and effectiveness, and assists the activity of the Board itself to ensure that the main business risks are identified and dealt with appropriately; analyses the periodic reports of the auditing activities;
B. assesses the work plan drawn up by those responsible for risk management control and for auditing activities, and receives their periodic reports;
C. assesses, with the management of the company and auditors, the suitability of the accounting principles used and their uniformity for the purposes of drafting the consolidated financial statements; examines the process of drafting the quarterly and semi-annual reports and the annual financial statements, on the basis of the reports from those responsible for these functions;

The Audit Committee may be consulted, when requested by the Board of Directors, to assess operations with related parties and operations in which there may be, directly or indirectly, a situation of conflict of interests.

The Audit Committee also reports to the Board of Directors at least every six months on the occasion of approval of the financial statements and the semi-annual report on operations, on the adequacy of the internal controls and on the situation of relations with the auditing firms.

NOMINATIONS COMMITTEE

The Nominations Committee is composed of 7 members. The Chairman of the Board, the Deputy Chairmen and the CEO are members by right. The other members of the Committee are designated by the Board among the non-executive Directors. The Secretary, who need not be a member of the Committee, takes the minutes of every meeting. The Committee is chaired by the Chairman of the Board.

Duties and procedures

The Committee carries out investigative, consultative and proposal-making functions. It is called upon to express evaluations on the following matters:

A. on candidates for appointment to the Executive Committee and the Parent Company's consultative committees;
B. on the appointment by co-optation of new members to the Parent Company's Board of Directors, as proposed by the Chairman of the Board;
C. formulation of opinions about candidates for the office of Chairman, Deputy Chairman, Chief Executive Officer, director and statutory auditor in "relevant companies".
D. formulation of opinions about candidates for appointment to the Parent Company's top management.

REMUNERATION COMMITTEE

The Remuneration Committee is composed of 7 members. The Chairman of the Board and the Deputy Chairmen are members by right. The other members of the Committee are designated by the Board among the non-executive Directors. The Committee is chaired by the Chairman of the Board who will not participate in the meetings that must examine the approval of his own remuneration.

Duties and procedures

The Committee carries out investigative, consultative and proposal-making functions, and is called upon to express opinions on the following matters:

A. preparation of proposals for the remuneration of directors who are appointed to particular positions in the Parent Company;
B. formulation of opinions about the definition of proposals for the gross remuneration for members of the Boards of Directors and the Executive Committees of the "relevant companies";
C. preparation of proposals, as directed by the CEO of the Parent Company, to determine the criteria for the remuneration of the Group's Top Management (Alta Dirigenza del Gruppo) and for linking part of such remuneration to the achievement of predetermined targets;
D. to examine preparatory documents and revisions of documents for stock options and stock granting plans for the employees of the Group.

CORPORATE GOVERNANCE COMMISSION

A temporary Corporate Governance Commission has been appointed, composed of 6 Directors, the majority of whom were chosen among independent and non-executive directors; the Commission is charged with the responsibility for reviewing internal corporate governance procedures so that the Board of Directors may exercise its prerogatives in the most profitable manner: in particular, the Commission may evaluate the possibilities of varying the distribution of duties among the Board itself and the delegated bodies.

Corporate Governance

Operations with related parties

It is established company practice, in the performance of its activity, to respect at all times the criterion of substantial correctness in transactions with related parties, as identified by the CONSOB, with reference to the international accounting principle known as "IAS 24".

As regards procedural profiles, as a listed issuer, in the 90's the company had already defined – in compliance with the recommendations made on the subject by CONSOB – a process for monitoring and informing the Board of Directors (and the Board of Auditors) about transactions concluded with related parties. This process is intended to formalise the flow of information to the Board of Auditors, with information about the characteristics, the parties involved and the associated effects on the company's balance sheet, income statement and financial position, for all transactions with related parties. Appropriate information in this connection has also been provided periodically, in the management report that accompanies the annual financial statements.

UniCredit, always conscious of its position as a listed issuer, is also required to respect the information requirements foreseen in the CONSOB regulations in force, in relation to transactions with related parties, even when carried out through subsidiaries, whenever the object, payments, methods or timing might affect the security of company assets or the completeness and accuracy of the information, including accounting information, about the listed issuer. In this case, the company is required to make a related party disclosure document available to the public, drawn up according to the outline indicated in the aforementioned regulations.
Notwithstanding the frame of reference indicated above, during the year 2003 the UniCredit Board of Directors deliberated the definition of the criteria of identification of operations carried out with related parties, in compliance with the instructions provided by Consob in its communication no. 2064231 of 30 September 30 2002.

This being the case with regard to intra-group transactions and/or transactions with related parties in general, both Italian and foreign, carried out by UniCredito Italiano, during 2006 all such transactions were carried out on the basis of evaluations of reciprocal economic benefits and the definition of the conditions to apply was made strictly on the basis of the criteria of substantial correctness, in line with the shared goal of creating value for the entire group. These transactions were completed, as a rule, under conditions similar to those applied in transactions with unrelated third parties.

The same principle was also applied in relation to the supply of services, which were quantified on the basis of a minimum charge calculated to recover the related costs of production.

While complying with the principle set out in art. 2391 of the Italian Civil Code on the subject of directors' interests, the Company must also comply with art. 136 of Legislative Decree 385/93 (Consolidated Banking Act) on the subject of the obligations of corporate banking officers, which provides that they may assume obligations, directly or indirectly, to the bank they manage, direct or control, only after unanimous approval of the governing body and the favourable vote of the members of the controlling body, without prejudice to the obligations of the Civil Code regarding directors' interests. For this purpose, corporate banking officers are required to give notice of the persons, individuals or legal entities, with whom the establishment of possible relations could be construed as generating this type of indirect obligation. It is company practice to use the services of independent experts to issue fairness or legal opinions when the nature of the transaction, including those with related parties, so requires.

Board of Statutory Auditors

Five standing Statutory Auditors are elected by an ordinary shareholders' meeting, among which they appoint their Chairman, and two alternate Statutory Auditors.
The standing and alternate Statutory Auditors may be re-elected. Statutory Auditors may not assume the office of auditor with more than 10 companies not belonging to the UniCredit Group.

The standing and alternate members of the Board of Statutory Auditors are selected from lists of candidates.

The Board of Statutory Auditors is composed of Gian Luigi Francardo (Chairman), Giorgio Loli, Aldo Milanese, Vincenzo Nicastro and Roberto Timo (Standing Auditors). Giuseppe Armenise and Marcello Ferrari are alternate Statutory Auditors.

Shareholders' Meetings

Shareholders' Meetings may be attended by those holders of ordinary shares who, though already registered in the Shareholders' Register, provide a notice from the broker holding their accounts stating that the shares have been lodged according to the law at least two days before the date on which the Meeting is due to take place. During this period and until the Meeting has taken place, shares shall remain unavailable.

Persons entitled to attend Shareholders' meetings may be represented by proxy; the representative need not necessarily be a shareholder in compliance with art. 13 of the Articles of Association, art. 2372 of the Civil Code, and articles 136 to 144 of Legislative Decree no. 58/98.

The duties and authority of shareholders' meetings, and the rights of the shareholders, are clearly defined by Italian law and the Articles of Association. UniCredit has always encouraged its shareholders to exercise their rights to participate and vote in shareholders' meetings: for this reason, it has for some time put in place a set of regulations for shareholders' meetings designed to ensure smooth conduct of the meetings.

Main Shareholders

As at 31 December 2006 UniCredit's share capital totalled €5,219,125,766.50 and was divided into 10,438,251,533 fully subscribed and paid-up shares of €0.50 each, including 10,416,544,981 ordinary shares and 21,706,552 savings shares.
As at 31 December 2006, the Shareholders' Register showed the following:

- There were approximately 256,000 shareholders.
- Italian resident shareholders held around 54.51% of capital and foreign shareholders 45.49%.
- 92.36% of ordinary capital stock is held by legal entities and the remaining 7.64% by individuals.

As at the same date, the main shareholders were as follows:

Principal UniCredit shareholders (holding of more than 2%) as of January 2007

SHAREHOLDER	ORDINARY SHARES	% OWNED[1]
1. Munich Re Group	499,559,020	4.796%
2. Cassa di Risparmio di Torino Foundation	491,744,753	4.721%
3. Cassa di Risparmio Verona, Vicenza, Belluno e Ancona Foundation	491,718,824	4.720%
4. Carimonte Holding S.p.A.	445,467,993	4.276%
5. Allianz Group	322,239,944	3.093%

1. As a percentage of ordinary capital.

CAPITAL STOCK AS OF JANUARY 2007	SHARES	EURO
Total shares	10,438,571,533	5,219,285,766,50
Ordinary shares	10,416,864,981	5,208,432,490,50
Savings shares	21,706,552	10,853,276,00

Management Committee

This Committee provides advice for the Chief Executive Officer, supports the managing activities within the Group and ensures that decisions are executed.

It meets on a weekly basis.



Paolo Fiorentino

Head of Global Banking Services Division

Born in Naples (Italy) on 23 January 1956



Andrea Moneta

Head of Poland's Market Division

Born in Naples (Italy) on 1 September 1965



Rino Piazzolla

Head of Human Resources Strategy

Born in Milan (Italy) on 5 March 1953



Henning Giesecke

Chief Risk Officer

Born in Munich (Germany) on 6 May 1960

Erich Hampel

Head of CEE Division

Born in Vienna (Austria) on 25 February 1951



Sergio Ermotti

Head of Markets & Investment Banking Division

Born in Lugano (Switzerland) on 11 May 1960



rio
gerio

of Private
ing and Asset
gement
on

in Monza

June 1962



Ranieri de Marchis

Chief Financial Officer

Born in Livorno (Italy) on 8 January 1961



Roberto Nicastro

Head of Retail Division

Born in Trento (Italy) on 9 December 1964



Alessandro Profumo

Chief Executive Officer

Born in Genoa (Italy) on 17 February 1957



Franz Herrlein

Chief Integration Officer

Born in Regensburg (Germany) on 4 May 1967



Vittorio Ogliengo

Head of Corporate Division

Born in Asti (Italy) on 5 March 1958

Wolfgang Sprißler

Head of the German Region Strategic Advisory Staff

Born in Tübingen (Germany) on 3 December 1945

General Management



Dieter Rampl
CHAIRMAN
BOARD OF DIRECTORS
Elisabetta Magistretti
INTERNAL AUDIT
EXECUTIVE COMMITTEE
Wolfgang Sprißler
German Region
Strategic Advisory Staff
Franz Josef Herrlein
INTEGRATION
& MANAGEMENT
CONSULTANCY
Alessandro Profumo
CEO
MANAGEMENT COMMITTEE
Secondino Natale
Management
Committee Staff
OTHER HOLDING
COMMITTEE
Ranieri de Marchis
PLANN, FINANCE &
ADMINISTRATION (CFO)
Paolo Fiorentino
GLOBAL BANKING
SERVICES DIVISION
Henning Giesecke
RISK MANAGEMENT
(CRO)
Marc Beckers
GROUP IDENTITY &
COMMUNICATIONS
Maurizia Angelo Comneno
LEGAL, COMPLIANCE
& CORPORATE AFFAIRS
Rino Piazzolla
HR STRATEGY
RETAIL DIVISION
PRIVATE BANKING &
ASSET MANAGEMENT
DIVISION
CORPORATE DIVISION
MARKETS &
INVESTMENT BANKING
DIVISION
POLAND'S MARKETS
DIVISION
CEE DIVISION
Roberto Nicastro
Dario Frigerio
Vittorio Ogliengo
Sergio Ermotti
Andrea Moneta
Erich Hampel
Franco Leccacorvi
HEAD OF
ACCOUNTING AREA

LD 231/01 - Company Liability: the Group Organisation and Management Model

In 2004 UniCredit adopted a Group Organisation and Management Model as required by Italian legislation (LD 231/01, which governs company liability in respect of offences committed by directors, managers or employees in the interests of the company) and set up a Supervisory Body with independent powers to take action and control, charged with oversight of the functioning and compliance of the Model and to ensure that it is updated.

Various activities were carried out in 2006 to implement the Model.

As required by the 2006 Plan of Controls the Internal Audit Department carried out follow-up audits on three Group HQ units, viz.: International & Correspondent Banking (now Group Financial Institutions and Trade Finance); M.& A. and Business Development (now Group M & A and Business Development); and Group Treasury. These units had manifested weaknesses in risk management in 2005 audits. The follow-up audits showed that these units had made the necessary internal adjustments to implement the auditors' recommendations. International & Correspondent Banking (now Group Financial Institutions and Trade Finance), Group Shareholding Operations Shareholding Administration and Industrial Relations amended their decision protocols.

Revision of the Model was begun, to take account of the new offences underlying company liability, i.e., misuse of privileged information and market manipulation.
To this end all unit heads were asked to undertake a self-assessment to ascertain not only whether the risk that one of these offences might be committed in the course of their unit's operations, but also to assess the risk with reference to offences already mapped previously, on account of the numerous organisational changes that occurred in the meantime. This operation involves 76 unit heads, of which 62 have carried out self-assessment and 50 have been interviewed so far.

A workgroup was set up - with the assistance of Process Analysis and Monitoring, Compliance, and Holding Company Internal Audit - to interview all unit heads and map risk.

Group HQ continued to check the process of adoption of models by Group entities based in Italy. The process is largely complete: out of 34 entities, 28 have adopted the Model. The other six have been asked to complete the work in the shortest possible time.



Maria Grazia Toderi, "Rendez-vous (Gemini 6 e Gemini 7)", 2005, UniCredit Collection.



...da Benal..., "Zafferano", 2005, UniCredit Collection

Financial Statements

Consolidated Accounts

Consolidated Accounts

Consolidated Accounts

Consolidated Balance sheet

(€ '000)

Balance sheet - Assets	AMOUNTS AS AT 31.12.2006	AMOUNTS AS AT 31.12.2005
10. Cash and cash balances	5,680,703	3,459,406
20. Financial assets held for trading	191,593,436	172,178,600
30. Financial assets at fair value through profit or loss	15,932,989	22,529,877
40. Available-for-sale financial assets	29,358,243	27,906,048
50. Held-to-maturity investments	10,752,057	11,897,967
60. Loans and receivables with banks	83,715,436	76,099,475
70. Loans and receivables with customers	441,320,028	425,277,114
80. Hedging derivatives	3,009,561	4,337,300
90. Changes in fair value of portfolio hedged items (+/-)	228,048	582,282
100. Investments in associates and joint ventures	3,086,289	3,418,287
110. Insurance reserves attributable to reinsurers	300	181
120. Property, plant and equipment	8,615,460	7,796,404
130. Intangible assets	13,335,985	13,381,296
of which - goodwill	*9,908,473*	*9,802,460*
140. Tax assets	7,746,486	6,932,818
a) current tax assets	*987,754*	*274,890*
b) deferred tax assets	*6,758,732*	*6,657,928*
150. Non-current assets and disposal groups classified as held for sale	572,722	3,309,218
160. Other assets	8,336,471	8,177,657
Total assets	**823,284,214**	**787,283,930**

Note: balances at 31 December 2005 have been changed, since the "Purchase Price Allocation" connected to the business combination with HVB Group has been completed

Consolidated Balance sheet

(€ '000)

Balance sheet - Liabilities	AMOUNTS AS AT 31.12.2006	31.12.2005
10. Deposits from banks	145,682,687	141,682,445
20. Deposits from customers	287,978,488	268,321,646
30. Debt securities in issue	207,276,380	193,904,480
40. Financial liabilities held for trading	103,980,425	107,093,636
50. Financial liabilities at fair value through profit or loss	1,730,966	1,129,297
60. Hedging derivatives	4,070,384	4,142,267
70. Changes in fair value of portfolio hedged items (+/-)	(362,604)	356,121
80. Tax liabilities	6,094,167	5,925,481
a) current tax liabilities	*1,515,324*	*1,337,259*
b) deferred tax liabilities	*4,578,843*	*4,588,222*
90. Liabilities included in disposal groups classified as held for sale	96,690	1,886,993
100. Other liabilities	15,727,198	15,752,700
110. Provision for employee severance pay	1,233,853	977,308
120. Provisions for risks and charges	6,871,136	6,534,979
a) post-retirement benefit obligations	*4,081,588*	*4,368,721*
b) other provisions	*2,789,548*	*2,166,258*
130. Insurance reserves	161,999	140,409
140. Revaluation reserves	2,443,806	1,903,723
170. Reserves	8,091,079	9,172,458
180. Share premium	17,628,233	16,816,170
190. Issued capital	5,219,126	5,195,277
200. Treasury shares (-)	(362,177)	(359,039)
210. Minorities (+/-)	4,274,637	4,237,321
220. Net Profit or Loss (+/-)	5,447,741	2,470,258
Total liabilities and shareholders' equity	**823,284,214**	**787,283,930**

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI

Statement of Changes in Shareholders' Equity

Statement of Changes in Shareholders' Equity - 2006

(€ '000)

	BALANCE AS AT 31.12.2005	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2006	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE YEAR								SHAREHOLDERS' EQUITY AS AT 31.12.2006
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	SHAREHOLDERS' EQUITY TRANSACTIONS						NET PROFIT OR LOSS 2006	
							ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS [1]		
Group:														
Issued capital:														
a) ordinary shares	5,184,424		5,184,424				23,849							5,208,273
b) other shares	10,853		10,853											10,853
Share premiums	16,816,170		16,816,170			641,584	170,479							17,628,233
Reserves:														
a) from profits	6,885,424		6,885,424	182,921		-1,046,911	-2,748							6,018,686
b) other	2,287,034		2,287,034			-255,044						40,403		2,072,393
Revaluation reserves:														
a) available-for-sale	1,795,744		1,795,744			859,427								2,655,171
b) hedging of financial flows	-169,041		-169,041			-321,328								-490,369
c) other[2]	277,020		277,020			1,984								279,004
Treasury shares														
a) parent company	-358,416		-358,416											-358,416
b) subsidiaries	-623		-623			-3,138								-3,761
Net Profit or Loss for the period	2,470,258		2,470,258	-182,921	-2,287,337								5,447,741	5,447,741
Shareholders' equity	**35,198,847**	**-**	**35,198,847**	**-**	**-2,287,337**	**-123,426**	**191,580**	**-**	**-**	**-**	**-**	**40,403**	**5,447,741**	**38,467,808**
Minorities:														
Issued capital	961,027		961,027			-120,308								840,719
Share premiums and Reserves	2,970,054		2,970,054	261,204		-533,982								2,697,276
Revaluation reserves:														
a) available-for-sale	40,834		40,834			25,445								66,279
b) hedging of financial flows	98		98			-14,653								-14,555
c) other[2]	4,188		4,188			1,120								5,308
Treasury shares														
a) parent company														-
b) subsidiaries	-84		-84			-422								-506
Net Profit or Loss for the period	261,204		261,204	-261,204									680,116	680,116
Shareholders' equity	**4,237,321**	**-**	**4,237,321**	**-**	**-**	**-642,800**	**-**	**-**	**-**	**-**	**-**	**-**	**680,116**	**4,274,637**

Note: balances at 31 December 2005 have been changed, since the "Purchase Price Allocation" connected to the business combination with HVB Group has been completed

1. Stock Option, Performance Share and Restricted Share

2. Special revaluation laws

Statement of Changes in Shareholders' Equity - 2005

(€ '000)

	BALANCE AS AT 31.12.2004	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2005	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE YEAR								SHAREHOLDERS' EQUITY AS AT 31.12.2005
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS [1]	NET PROFIT OR LOSS 2005	
Group:														
Issued capital:														
a) ordinary shares	3,157,502		3,157,502				2,026,922							5,184,424
b) other shares	10,853		10,853											10,853
Share premiums	2,308,639		2,308,639				14,507,531							16,816,170
Reserves:														
a) from profits	6,335,756	-674,322	5,661,434	776,696		456,457	-9,163							6,885,424
b) other	90,613		90,613			60,245	2,118,682					17,494		2,287,034
Revaluation reserves:														
a) available-for-sale	-	1,156,356	1,156,356			639,388								1,795,744
b) hedging of financial flows	-	-22	-22			-169,019								-169,041
c) other[2]	277,020		277,020											277,020
Treasury shares														
a) parent company	-	-358,416	-358,416											-358,416
b) subsidiaries	-					-623								-623
Net Profit or Loss for the period	2,068,731		2,068,731	-776,696	-1,292,035								2,470,258	2,470,258
Shareholders' equity	**14,249,114**	**123,596**	**14,372,710**	**-**	**-1,292,035**	**986,448**	**18,643,972**	**-**	**-**	**-**	**-**	**17,494**	**2,470,258**	**35,198,847**
Minorities:														
Issued capital	170,671					790,356								961,027
Share premiums and Reserves	837,920			170,265		1,961,869								2,970,054
Revaluation reserves:														
a) available-for-sale	-					40,834								40,834
b) hedging of financial flows	-					98								98
c) other[2]	5,427					-1,239								4,188
Treasury shares														
a) parent company	-													
b) subsidiaries	-					-84								-84
Net Profit or Loss for the period	170,265			-170,265									261,204	261,204
Shareholders' equity	**1,184,283**	**-**	**-**	**-**	**-**	**2,791,834**	**-**	**-**	**-**	**-**	**-**	**-**	**261,204**	**4,237,321**

Note: balances at 31 December 2005 have been changed, since the "Purchase Price Allocation" connected to the business combination with HVB Group has been completed

1. Stock Option, Performance Share and Restricted Share

2. Special revaluation laws

Consolidated Accounts

Consolidated Cash Flow Statement

Consolidated Cash Flow Statement (indirect method) (€ '000)

	2006	2005
A. OPERATING ACTIVITIES		
1. Operations	**11,191,504**	**5,426,102**
- profit or loss of the period (+/-)	5,447,741	2,470,258
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities designated at fair value through profit or loss (+/-)	- 769,728	- 65,328
- capital gains/losses on hedging operations (+/-)	- 29,729	- 8,566
- net write-offs/write-backs due to impairment (+/-)	3,760,659	1,400,852
- net write-offs/write-backs on tangible and intangible assets (+/-)	1,725,648	469,626
- provisions and other incomes/expenses (+/-)	349,533	481,303
- not cashed net premiums (-)	8,444	-
- other not collected incomes and expenses from insurance activities	- 36,174	- 3,229
- not paid tax (+)	1,033,440	681,186
- other adjustments (+/-)	- 298,330	-
2. Liquidity generated/absorbed by financial assets	**- 31,555,613**	**- 12,004,653**
- financial assets held for trading	- 18,578,734	1,438,289
- financial assets at fair value through profit or loss	6,728,167	1,232,893
- available-for-sale financial assets	- 515,554	- 363,687
- loans and receivables with banks	- 7,647,387	3,325,458
- loans and receivables with customers	- 14,881,586	- 17,637,606
- other assets	3,339,481	-
3. Liquidity generated/absorbed by financial liabilities	**32,159,131**	**8,820,538**
- deposits from banks	4,205,331	4,161,200
- deposits from customers	20,063,366	7,984,909
- debt certificates including bonds	13,421,696	9,401,053
- financial liabilities held for trading	- 4,058,594	- 11,326,589
- financial liabilities designated at fair value through profit or loss	601,669	31
- other liabilities	- 2,074,337	- 1,400,066
Net liquidity generated/absorbed by operating activities	**11.795.022**	**2.241.987**
B. INVESTMENT ACTIVITIES		
1. Liquidity generated by:	**6,095,291**	**788,832**
- sales of equity investments	428,182	39,365
- collected dividends on equity investments	503,687	28,339
- sales of financial assets held to maturity	4,201,211	444,535
- sales of tangible assets	285,429	267,594
- sales of intangible assets	356,333	3,589
- sales of subsidiaries and divisions	320,449	5,410
2. Liquidity absorbed by:	**- 13,650,389**	**- 1,678,858**
- purchases of equity investments	- 187,432	- 96,918
- purchases of financial assets held to maturity	- 5,524,642	-
- purchases of tangible assets	- 6,915,115	- 680,253
- purchases of intangible assets	- 1,023,200	- 226,484
- purchases of subsidiaries and divisions	-	- 675,203
Net liquidity generated/absorbed by investment activities	**- 7.555.098**	**- 890.026**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	-	-
- issue/purchase of equity instruments	191,580	-
- distribution of dividends and other scopes	- 2,287,337	- 1,292,035
Net liquidity generated/absorbed by funding activities	**- 2.095.757**	**- 1.292.035**
NET LIQUIDITY GENERATED/ABSORBED DURING THE YEAR	**2,144,167**	**59,926**

LEGEND: (+) generated ; (-) absorbed

Reconciliation

(€ '000)

	2006	2005
Cash and cash equivalents at the beginning of the year	**3,459,406**	**2,084,477**
Cash and cash equivalents HVB Group	-	1,052,892
Cash and cash equivalents Yapi Group	-	89,341
Net liquidity generated/absorbed during the year	2,144,167	59,926
Cash and cash equivalents: effect of exchange rate variations	77,130	172,770
Cash and cash equivalents at the end of the year	**5,680,703**	**3,459,406**
	-	-

Notes to the Consolidated Accounts

Notes to the Consolidated Accounts

Part A) Accounting Policies

Notes to the Consolidated Accounts

Part A) Accounting Policies

A1) General

Section 1 - Statement of Compliance with IFRS

Legislative Decree #38/05 introduced EU Regulation #1606 issued on 19 July 2002, under which the UniCredit Group is required to prepare its consolidated accounts in accordance with IFRS issued by the IASB as endorsed by the EU.

Banca d'Italia, whose powers as per LD #87/92 in relation to banks' and regulated financial companies' Accounts were confirmed in the above-mentioned LD, laid down the formats for the Accounts and the Notes to the Accounts in its circular #262 dated 22 December 2005.

These Accounts have therefore been prepared in accordance with the IFRS issued by the IASB (including the interpretation documents issued by the SIC and the IFRIC) and endorsed by the European Commission up to 31 December 2006, pursuant to the above-mentioned Regulation.

Section 2 - Preparation Criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):

- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;
- Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

The consolidated accounts comprise the balance sheet, the income statement, the statement of changes in equity, the cash flow statement (compiled using the indirect method) and the notes to the accounts.

Figures are given in thousands of euros.
When preparing our consolidated accounts at 31 December 2005 we took advantage of the option of applying certain first-time adoption exemptions under IFRS regarding the compilation of the tables in the notes to the accounts as provided by the transitory instructions contained in Banca d'Italia circular 262. These consolidated accounts at 31 December 2006 therefore present 2005 comparative data determined according to these instructions.

In the 2005 accounts the group headed by Bayerische Hypo- und Vereinsbank AG (the HVB Group) was consolidated as from the acquisition date, which occurred not long before the end of the fiscal year. The result for the period of the HVB Group was disclosed in a single line in the income statement, viz. "Profit (loss) after tax – HVB Group".

First consolidation of the HVB Group was carried out pursuant to IFRS 3, the purchase price being allocated to the fair values of assets acquired and liabilities and contingent liabilities assumed. Under IFRS 3 initial recognition of the business combination with the HVB Group was determined provisionally in our consolidated accounts at 31 December 2005. Complete allocation of the purchase price was achieved within the time limit stipulated by IFRS 3 (31 October 2006) and overall did not cause significant changes to the fair values of assets acquired and liabilities and contingent liabilities assumed that had been recognised previously.

The changes occurred caused the need to adjust HVB Group's balance sheet figures used for the first fiscal 2005 consolidation; consequently the 2005 comparative data have been adjusted accordingly.

Measurement criteria are intended to reflect the continuity of corporate business and are in line with the principles of competence, relevance and materiality in the accounts and the priority of economic substance over juridical form.

Section 3 - Consolidation Procedures and Scope

The consolidation procedures used are as follows:

Consolidated Accounts
The consolidated accounts at 31 December 2006 include the separate accounts of the Parent Company and those of its fully consolidated subsidiaries at the same date, reclassified where

necessary to take account of consolidation requirements and to bring them into line with IFRS.

The HVB sub-group has been consolidated using the former's 31 December 2006 consolidated accounts, except for Bank Austria Creditanstalt AG (BA-CA) and its subsidiaries, which have been included in the consolidated accounts as single entities.

Balance Sheet items in foreign currencies are converted at closing exchange rates; the average exchange rate for the year is used for the income statement and is considered a valid approximation of the rate of exchange at the date of the transaction.

The accounts and explanatory notes of the main fully consolidated subsidiaries prepared under IFRS are subject to audit by leading audit companies.

Subsidiaries

Subsidiaries are entities of which:

- The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The Parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

These definitions include special purpose entities as required by SIC 12.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The carrying amount of an investment in a fully consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intragroup balances, transactions, income and expenses are eliminated in full.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary.

The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity. Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated income statement.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

Associates

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss).

The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewise eliminated, unless the transactions show evidence of impairment of the assets exchanged.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Interests in joint ventures are recognised using proportionate consolidation.

The following table shows the companies included in the scope of consolidation.

INVESTMENTS IN SUBSIDIARIES AND INTERESTS IN JOINT VENTURES (recognised using proportionate consolidation)

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
A. COMPANY					
A.1 Line by line method					
UNICREDITO ITALIANO	**GENOA**		**CAPOGRUPPO**		
UNICREDIT BANCA PER LA CASA SPA	MILAN	1	UNICREDIT BANCA SPA	100.00	
UNICREDIT BANCA SPA	BOLOGNA	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDIT CLARIMA BANCA SPA	MILAN	1	UNICREDIT BANCA SPA	100.00	
UNICREDITASSICURA SRL	MILAN	1	UNICREDIT BANCA SPA	100.00	
LOCAT LEASING CROATIA DOO	ZAGREB	1	LOCAT SPA	100.00	
LOCAT RENT SPA	MILAN	4	LOCAT SPA	50.00	
LOCAT SPA	BOLOGNA	1	UNICREDITO ITALIANO SPA	100.00	
MEDIOINVEST SRL	PERUGIA	1	UNICREDIT BANCA D'IMPRESA SPA	100.00	
QUERCIA FUNDING SRL	VERONA	1	UNICREDIT BANCA D'IMPRESA SPA	65.00	
S+R INVESTIMENTI E GESTIONI SGRPA	MILAN	1	UNICREDIT BANCA D'IMPRESA SPA	100.00	
UNICREDIT BANCA D'IMPRESA SPA	VERONA	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDIT FACTORING SPA	MILAN	1	UNICREDIT BANCA D'IMPRESA SPA	100.00	
UNICREDIT INFRASTRUTTURE SPA	TURIN	1	UNICREDITO ITALIANO SPA	100.00	
ZAO LOCAT LEASING RUSSIA	MOSCOW	1	LOCAT SPA	62.00	
BAC FIDUCIARIA SPA	DOGANA	1	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	100.00	
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	BORGO MAGGIORE	1	UNICREDIT PRIVATE BANKING SPA	85.35	
CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT (SUISSE) BANK SA	LUGANO	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG	1	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	100.00	
UNICREDIT PRIVATE BANKING SPA	TURIN	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDIT XELION BANCA SPA	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
XAA AGENZIA ASSICURATIVA SPA	MILAN	1	UNICREDIT XELION BANCA SPA	100.00	
ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	BERN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
KI (7) LIMITED	LONDON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	RAANANA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (NEY YORK) LTD	DOVER	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS UK LIMITED	LONDON	1	KI [(7)] LIMITED	100.00	
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER FONDS MARKETING GMBH	MUNICH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	1	PIONEER INVESTMENT MANAGEMENT INC	100.00	
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	1	UNICREDITO ITALIANO SPA	100.00	
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	COUNTY OF NEW CASTLE	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT COMPANY AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT SGRPA	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER PEKAO INVESTMENT FUND COMPANY SA	WARSAW	1	PIONEER PEKAO INVESTMENT MANAGEMENT SA	100.00	
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	1	BANK PEKAO SA	49.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	1	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ASSET MANAGEMENT AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
EURO CAPITAL STRUCTURES LTD IN LIQUIDAZIONE	DUBLIN	1	UNICREDIT BANCA MOBILIARE SPA	100.00	
UNICREDIT BANCA MOBILIARE SPA	MILAN	1	UNICREDITO ITALIANO SPA	100.00	
BULBANK AD	SOFIA	1	UNICREDITO ITALIANO SPA	86.14	
UNIBANKA AS	BRATISLAVA	1	UNICREDITO ITALIANO SPA	97.11	
			ZIVNOSTENSKA BANKA AS	..	
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA	1	UNICREDIT LEASING BULGARIA EAD	100.00	
UNICREDIT LEASING BULGARIA EAD	SOFIA	1	BULBANK AD	100.00	
UNICREDIT LEASING ROMANIA IFN S.A.	BUCHAREST	1	LOCAT SPA	..	
			UNICREDIT ROMANIA SA	..	
			UNICREDIT SECURITIES SA	..	
			UNICREDITO ITALIANO SPA	100.00	
			ZIVNOSTENSKA BANKA AS	..	

Notes to the Consolidated Accounts

Part A) Accounting Policies

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT ROMANIA SA	BUCHAREST	1	UNICREDIT LEASING ROMANIA IFN S.A.	..	
			UNICREDIT SECURITIES SA	..	
			UNICREDITO ITALIANO SPA	99.95	
UNICREDIT SECURITIES SA	BUCHAREST	1	UNICREDIT ROMANIA SA	100.00	
XELION. DORADCY FINANSOWI SP. ZOO	WARSAW	1	BANK PEKAO SA	50.00	
			UNICREDITO ITALIANO SPA	50.00	
ZIVNOSTENSKA BANKA AS	PRAGUE	1	UNICREDITO ITALIANO SPA	100.00	
BANK PEKAO SA	WARSAW	1	UNICREDITO ITALIANO SPA	52.83	
BDK CONSULTING	LUCK	1	UNICREDIT BANK LTD	100.00	
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	1	BANK PEKAO SA	100.00	
CENTRUM KART SA	WARSAW	1	BANK PEKAO SA	100.00	
DRUKBANK SP. ZOO	ZAMOSC	1	BANK PEKAO SA	100.00	
PEKAO ACCESS SP. ZOO	WARSAW	1	BANK PEKAO SA	55.26	
PEKAO FAKTORING SP. ZOO	LUBLIN	1	BANK PEKAO SA	100.00	
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO LEASING SP ZO.O.	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO PIONEER P.T.E. SA	WARSAW	1	BANK PEKAO SA	65.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	35.00	
UNICREDIT BANK LTD	LUCK	1	BANK PEKAO SA	97.57	
			DRUKBANK SP. ZOO	2.43	
BANK BPH SA	KRAKOW	1	UNICREDITO ITALIANO SPA	71.03	
BPH AUTO FINANSE SA	WARSAW	1	BPH PBK LEASING S.A.	100.00	
BPH BANK HIPOTECZNY S.A.	WARSAW	1	BANK BPH SA	99.95	
BPH FINANCE PLC.	LONDON	1	BANK BPH SA	100.00	
BPH LEASING S.A.	WARSAW	1	BPH PBK LEASING S.A.	100.00	
BPH PBK LEASING S.A.	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	19.90	
			BANK BPH SA	80.10	
BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	WARSAW	1	BANK BPH SA	100.00	
BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH S.A.	WARSAW	1	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	50.14	
			PIONEER INVESTMENTS AUSTRIA GMBH	49.86	
CENTAR KAPTOL DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ISTRA GOLF DOO	UMAG	1	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	100.00	
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG	1	ZAGREBACKA BANKA DD	71.80	
MARKETING ZAGREBACKE BANKE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
POMINVEST DD	SPLIT	1	ZAGREBACKA BANKA DD	88.66	88.95
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
UNICREDIT ZAGREBACKA BANKA DD	MOSTAR	1	UNICREDITO ITALIANO SPA	4.69	4.94
			ZAGREBACKA BANKA DD	93.98	94.51
ZABA TURIZAM DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGREB NEKRETNINE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionale consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
ZAGREBACKA BANKA DD	ZAGREB	1	UNICREDITO ITALIANO SPA	81.91	82.16
ZANE BH DOO	SARAJEVO	1	ZAGREB NEKRETNINE DOO	100.00	
ZB INVEST DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
BREAKEVEN SRL	VERONA	1	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	100.00	
I-FABER SOCIETÀ PER AZIONI	MILAN	1	UNICREDIT BANCA D'IMPRESA SPA	65.32	
QUERCIA SOFTWARE SPA	VERONA	1	UNICREDIT GLOBAL INFORMATION SERVICES SPA	100.00	
UNI IT SRL	LAVIS	1	UNICREDIT PRODUZIONI ACCENTRATE SPA	51.00	
UNICREDIT BROKER SPA	MILAN	1	UNICREDIT BANCA D'IMPRESA SPA	100.00	
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDIT PRODUZIONI ACCENTRATE SPA	COLOGNO MONZESE	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDIT REAL ESTATE SPA	MILAN	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	VERONA	1	UNICREDITO ITALIANO SPA	97.81	
TRIVIMM SRL	VERONA	1	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	100.00	
UNICREDIT AUDIT SPA	MILAN	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDIT DELAWARE INC	DOVER	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN	1	UNICREDITO ITALIANO BANK (IRELAND) PLC	100.00	
UNICREDITO ITALIANO BANK (IRELAND) PLC	DUBLIN	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC III	100.00	
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC IV	100.00	
UNICREDITO ITALIANO FUNDING LLC I	DOVER	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC II	DOVER	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	1	UNICREDITO ITALIANO SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	1	UNICREDITO ITALIANO SPA	100.00	
BAYERISCHE HYPO UND VEREINSBANK AG	MUNICH	1	UNICREDITO ITALIANO SPA	94.95	
BANKHAUS NEELMEYER AG	BREMEN	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	70.00	
DAB BANK AG	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	76.36	
DIREKTANLAGE.AT AG	SALZBURG	1	DAB BANK AG	100.00	
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	HAMBURG	1	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	100.00	
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB LEASING GMBH	HAMBURG	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
BODEHEWITT AG & CO. KG	GRUNWALD	1	BAYERISCHE HYPO UND VEREINSBANK AG	72.25	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	VIENNA	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL ASIA LIMITED	HONG KONG	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC	WILMINGTON	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC II	WILMINGTON	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC III	WILMINGTON	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC V	WILMINGTON	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VI	WILMINGTON	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VII	WILMINGTON	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VIII	WILMINGTON	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CAPITAL PARTNERS AG	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	3	BAYERISCHE HYPO UND VEREINSBANK AG	4.99	
HVB HONG KONG LIMITED	HONG KONG	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB INVESTMENTS (UK) LIMITED	GEORGE TOWN	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB U.S. FINANCE INC.	NEW YORK	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB VERWA 4.4 GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HYPOVEREINSFINANCE N.V.	AMSTERDAM	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	MOSCOW	1	BANK AUSTRIA CREDITANSTALT AG	12.96	10.41
			BAYERISCHE HYPO UND VEREINSBANK AG	70.26	79.32
HVB BANK LATVIA AS	RIGA	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
JOINT STOCK COMMERCIAL BANK HVB BANK UKRAINE	KIEV	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
FINANCIAL MARKETS SERVICE BANK GMBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB IMMOBILIEN AG	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB INFORMATION SERVICES GMBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVZ GMBH & CO. OBJEKT KG	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100.00	
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	97.78	
			TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	2.22	
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	99.67	
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	1	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	66.67	
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	1	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	100.00	98.11

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	1	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	100.00	98.11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	98.11
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH	1	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	100.00	
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	1.15	
			HVB IMMOBILIEN AG	98.85	93.85
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	90.00
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	90.00
AUFBAU DRESDEN GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	6.20	6.15
			HVB IMMOBILIEN AG	93.80	93.85
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT	MUNICH	1	HVB PROJEKT GMBH	100.00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
GEMMA VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	6.00
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	1	HVB PROJEKT GMBH	100.00	94.00
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	98.24
H.F.S. LEASINGFONDS DEUTSCHLAND 7 GMBH & CO. KG	MUNICH	1	HVB IMMOBILIEN AG	100.00	0.02
H.F.S. LEASINGFONDS DEUTSCHLAND 1 GMBH & CO. KG	MUNICH	1	HVB IMMOBILIEN AG	100.00	0.08
HVB PROJEKT GMBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB TECTA GMBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB VERWA 4 GMBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HYPO (UK) HOLDINGS LIMITED	LONDON	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	94.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	6.15	
			HVB IMMOBILIEN AG	93.85	
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	1	HVB PROJEKT GMBH	100.00	23.00
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	90.00
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	5.00	
			SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	95.00	
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	94.90
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	100.00	87.50
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	100.00	87.50
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	1	HVB TECTA GMBH	100.00	75.00
BANK AUSTRIA CREDITANSTALT AG	VIENNA	1	BAYERISCHE HYPO UND VEREINSBANK AG	77.53	
			UNICREDITO ITALIANO SPA	17.45	
VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	50.10	
BA-CA ADMINISTRATION SERVICES GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DOMUS BISTRO GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DOMUS CLEAN REINIGUNGS GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
DOMUS FACILITY MANAGEMENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	99.98	
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	94.95	
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
CA IB BULINVEST EOOD	SOFIA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB CORPORATE FINANCE A.S.	PRAGUE	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
CA IB CORPORATE FINANCE D.D.	LJUBLJANA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB CORPORATE FINANCE D.O.O.	BELGRADE	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB CORPORATE FINANCE LTD., LONDON	LONDON	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB CORPORATE FINANCE OOO	MOSCOW	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB D.D.	ZAGREB	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB FINANCIAL ADVISERS A.S., O.C.P.	BRATISLAVA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB ROMANIA SRL	BUCHAREST	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB SECURITIES (UKRAINE) AT	KIEV	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CA IB TOKEPIACI RT. (CA IB CORPORATE FINANCE LTD.,BUDAPEST)	BUDAPEST	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100.00	
CABET-HOLDING-AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
AWT INTERNATIONAL TRADE AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BACA EXPORT FINANCE LIMITED	LONDON	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANK AUSTRIA CAYMAN ISLANDS LTD.	GEORGETOWN	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
UNIVERSALE INTERNATIONAL REALITATEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
ASSET MANAGEMENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANKPRIVAT AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
PIONEER INVESTMENTS AUSTRIA GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
SCHOELLERBANK AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
BANCA COMERCIALA HVB TIRIAC S.A.	BUCHAREST	1	BANK AUSTRIA CREDITANSTALT AG	50.05	
BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT AG	99.99	
HEBROS BANK AD	PLOVDIV	1	BANK AUSTRIA CREDITANSTALT AG	99.91	
HVB BANK BIOCHIM AD	SOFIA	1	BANK AUSTRIA CREDITANSTALT AG	99.80	
HVB BANK CZECH REPUBLIC A.S.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
HVB BANK SLOVAKIA A.S.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
HVB BANKA SERBJA I CRNA GORA A.D. BEOGRAD	BELGRADE	1	BANK AUSTRIA CREDITANSTALT AG	99.84	
HVB CENTRAL PROFIT BANKA D.D., SARAJEVO	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT AG	80.85	
HVB JELZALOGBANK ZRT.	BUDAPEST	1	UCI BANK HUNGARY ZRT.	99.97	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
HYPO STAVEBNI SPORITELNA A.S.	PRAGUE	1	HVB BANK CZECH REPUBLIC A.S.	60.00	
			VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	40.00	
NOVA BANJALUCKA BANKA AD	BANJA LUKA	1	BANK AUSTRIA CREDITANSTALT AG	90.93	
UCI BANK HUNGARY ZRT.	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
CA IB INTERNATIONAL MARKETS AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
CAIBON.COM INTERNET SERVICES GMBH	VIENNA	1	BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	100.00	
UNICREDIT CA IB POLSKA S.A.	WARSAW	1	BANK AUSTRIA CREDITANSTALT AG	100.00	
ALINT 458 GRUNDSTUCKSVERWALTUNG GESELLSCHAFT M.B.H. & CO. GESCHAFTSHAU	BAD HOMBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
ALLEGRO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
ALLIB LEASING D.O.O. ZA NAJAM	ZAGREB	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	10.00	
ALLIB LEASING S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
ALLIB ROM S.R.L.	BUCHAREST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	10.00	
ALMS LEASING GMBH.	SALZBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
ANI LEASING IFN S.A.	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.02	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.95	
			CALG ANLAGEN LEASING GMBH	0.02	
ARUNA IMMOBILIENVERMIETUNG GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
AWT HANDELS GESELLSCHAFT M.B.H.	VIENNA	1	AWT INTERNATIONAL TRADE AG	100.00	
BA CA LEASING (GERMANY) GMBH	BAD HOMBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA CA SECUND LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA CREDITANSTALT BULUS EOOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA- ALPINE HOLDINGS, INC.	WILMINGTON	1	BANK AUSTRIA CAYMAN ISLANDS LTD.	100.00	
BA-CA ADAGIO LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA ANDANTE LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA FINANCE (CAYMAN) II LIMITED	SMB GEORGE TOWN	1	BANK AUSTRIA CAYMAN ISLANDS LTD.	100.00	
BA-CA FINANCE (CAYMAN) LIMITED	SMB GEORGE TOWN	1	BANK AUSTRIA CAYMAN ISLANDS LTD.	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA LEASING TECHRENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA LUNA LEASING GMBH VORM. Z LEASING LUNA IMMOBILIEN LEASING GES.M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA POLARIS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CA PRESTO LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BA/CA-LEASING BETEILIGUNGEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA BARBUS LEASING DOO	LJUBLJANA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
BACA BAUCIS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA CENA IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA KOMMUNALLEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA LEASING ALFA S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA LEASING CARMEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA LEASING GAMA S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA LEASING NEKRETNINE DRUSTVO SA OGRANICENOM	BANJA LUKA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			CALG IMMOBILIEN LEASING GMBH	98.80	
BACA MINERVA LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA MINOS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BACA MOBILIEN UND LKW LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA PEGASUS LEASING GMBH (EX. CALG GRUNDSTUCK- VERWALTUNG GRUNDUNG 1982 GMBH)	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			CALG IMMOBILIEN LEASING GMBH	74.80	
BACA ROMUS IFN S.A.	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.98	
			CALG ANLAGEN LEASING GMBH	0.01	
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING LUPUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BACAL ALPHA DOO ZA LEASING	ZAGREB	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
BACAL BETA NEKRETNINE D.O.O.	ZAGREB	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
BACAL VERSICHERUNGSSERVICE HOLDING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BAL CARINA IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BAL HELIOS IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BAL HESTIA IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BAL PAN IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BANK AUSTRIA CREDITANSTALT LEASING, LEASING, D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	9.90	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.10	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BANK AUSTRIA LEASING ATON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BANK-AUSTRIA CREDITANSTALT LEASING CROLUS D.O.O. ZA LEASING	ZAGREB	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	10.00	
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING EURO, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING OVUS S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING PRAHA S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CAC LEASING SLOVAKIA A.S.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	44.90	
			CAC LEASING, A.S.	35.20	
			HVB BANK SLOVAKIA A.S.	19.90	
CAC LEASING, A.S.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CAC REAL ESTATE, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CAC-IMMO SRO	CESKE BUDEJOVICE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CALG 307 MOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	

Notes to the Consolidated Accounts

Part A) Accounting Policies

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
CALG ANLAGEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CALG GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			CALG IMMOBILIEN LEASING GMBH	74.80	
CHARADE LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
CHEFREN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
CRISTAL PALACE REAL ESTATE, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
DEBO LEASING IFN S.A.	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0.02	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9.95	
			CALG ANLAGEN LEASING GMBH	0.02	
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCH AFT MBH	VIENNA	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
FMC LEASING INGATLANHASZNOSITO KORLATOLTFELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	37.50	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP		VOTING RIGHTS[2]
			HELD BY	HOLDING %	
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
HELLAS LEASING- UND BETEILIGUNGS GMBH	BAD HOMBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.00	
HERKU LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
HOKA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	75.00	
HONEU LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	50.00	
HVB - LEASING PLUTO KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB CESAR D.O.O. BEOGRAD	BELGRADE	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB FIERO LEASING OOD	SOFIA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB FULL SERVICE D.O.O.	BELGRADE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB LEASING CPB D.O.O.	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB LEASING D.O.O.	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB LEASING D.O.O. BEOGRAD	BELGRADE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB LEASING HUNGARY KERESKEDELMI KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	3.30	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	96.70	
HVB LEASING HUNGARY PENZUGYI SZOLGALTATO RT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB LEASING IMOBILIAR S.R.L.	BUCHAREST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB LEASING OOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90.00	
			HVB BANK BIOCHIM AD	10.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
HVB LEASING REAL ESTATE BRATISLAVA S.R.O.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB PAYMENTS & SERVICES GMBH	MUNICH	1	BAYERISCHE HYPO UND VEREINSBANK AG	100.00	
HVB SUPER LEASING EOOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	96.67	
			BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	3.33	
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING GARO KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING HERMES INGATLANHASZNOSITO KFT.	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING IMMOTRUCK ZRT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING JUPITER KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	71.61	
			EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	28.39	
HVB-LEASING NANO KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
HVB-LEASING SOLE KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	1	HVB BANK BIOCHIM AD	100.00	
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFTM.B.H.	74.80	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
INDEXCHANGE INVESTMENT AG	UNTERFOHRING	1	HVB VERWA 4.4 GMBH	100.00	
INPROX CHOMUTOV, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
INPROX KARLOVY VARY, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
INPROX KLADNO, S.R.O.	PRAGUE	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
INPROX SR I., SPOL. S R.O.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
ISB UNIVERSALE BAU GMBH	BRANDENBURG	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
JAUSERN-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
KADMOS IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
KUNSTHAUS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
LAGERMAX LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
LARGO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	99.00	
LEGATO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
LINO HOTEL-LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
LIPARK LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
MOGRA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	6.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	51.50	
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
OPTIMA FINANCIAL SERVICES E.O.O.D.	SOFIA	1	HEBROS BANK AD	100.00	
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.02	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
PIANA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCH AFT MBH	MUNICH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
POSATO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFTM.B.H.	74.80	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
REAL-RENT LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	5.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
RUBATO LEASING D.O.O.	ZAGREB	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
SAVKA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
SECA-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	74.80	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
SHS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
SIGMA LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.40	
			CALG ANLAGEN LEASING GMBH	99.60	
SONATA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95.00	
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT INGATLANLIZING ZRT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT LEASING AD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	51.00	
			HEBROS BANK AD	49.00	
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
UNICREDIT LEASING ROMANIA CORPORATION IFN S.A.	BUCHAREST	1	BANCA COMERCIALA HVB TIRIAC S.A.	20.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	80.00	
UNICREDIT LEASING TOB	KIEV	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			BANK AUSTRIA CREDITANSTALT LEASING GMBH	70.00	
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	VIENNA	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.57	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.43	
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.70	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.30	
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
WUBA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	

Investments in Subsidiaries and Interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
ZAGRA LEASING D.O.O. ZA FINANCIRANJE	ZAGREB	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
A.2 Companies recognised using proportionate consolidation					
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	7	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	50.00	
TLX SPA	MILAN	7	UNICREDIT BANCA MOBILIARE SPA	50.00	
KOÇ FINANSAL HIZMETLER AS	ISTANBUL	7	UNICREDITO ITALIANO SPA	50.00	
KOÇ YATIRIM MENKUL DEGERLER A.S.	ISTANBUL	7	KOÇ FINANSAL HIZMETLER AS	49.97	
KOÇBANK AZERBAIJAN LTD	BAKU	7	KOÇ FINANSAL HIZMETLER AS	49.90	
			KOÇ YATIRIM MENKUL DEGERLER A.S.	0.05	
			YAPI KREDI FINANSAL KIRALAMA AO	0.04	
KOÇBANK NEDERLAND NV	AMSTERDAM	7	KOÇ FINANSAL HIZMETLER AS	50.00	
YAPI KREDI BANK DEUTSCHLAND AG	FRANKFURT	7	YAPI KREDI HOLDING BV	13.86	
			YAPI VE KREDI BANKASI AS	25.22	
YAPI KREDI BANK NEDERLAND NV	AMSTERDAM	7	YAPI KREDI HOLDING BV	40.09	
YAPI KREDI EMEKLILIK AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	0.01	
			YAPI KREDI SIGORTA AS	36.81	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.01	
			YAPI VE KREDI BANKASI AS	..	
YAPI KREDI FINANSAL KIRALAMA AO	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	36.55	
			YAPI KREDI EMEKLILIK AS	..	
			YAPI KREDI FAKTORING AS	..	
			YAPI VE KREDI BANKASI AS	10.29	
YAPI KREDI HOLDING BV	AMSTERDAM	7	YAPI VE KREDI BANKASI AS	40.09	
YAPI KREDI MOSCOW	MOSCOW	7	YAPI KREDI BANK DEUTSCHLAND AG	..	
			YAPI KREDI FINANSAL KIRALAMA AO	0.05	
			YAPI VE KREDI BANKASI AS	40.03	
YAPI KREDI SIGORTA AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	2.36	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	4.81	
			YAPI VE KREDI BANKASI AS	29.67	

Investments in Subsidiaries and interests in Joint Ventures (recognised using proportionate consolidation) continued

NAME	REGISTERED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP		VOTING RIGHTS[2]
			HELD BY	HOLDING %	
YAPI KREDI YATIRIM MENKUL DEGERLER AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	..	
			YAPI VE KREDI BANKASI AS	40.09	
YAPI KREDI YATIRIM ORTAKLIGI AS	ISTANBUL	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	18.03	
			YAPI VE KREDI BANKASI AS	4.45	
YAPI VE KREDI BANKASI AS	ISTANBUL	7	KOÇ FINANSAL HIZMETLER AS	40.09	
STICHTING CUSTODY SERVICES KBN	AMSTERDAM	7	KOÇBANK NEDERLAND NV	50.00	
YAPI KREDI FAKTORING AS	ISTANBUL	7	KOÇ FINANSAL HIZMETLER AS	29.73	
			YAPI KREDI FINANSAL KIRALAMA AO	..	
			YAPI VE KREDI BANKASI AS	16.23	
YAPI KREDI PORTFOY YONETIMI AS	ISTANBUL	7	KOÇ YATIRIM MENKUL DEGERLER A.S.	42.52	
			YAPI KREDI EMEKLILIK AS	..	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.89	
			YAPI VE KREDI BANKASI AS	1.94	

1 Type of relationship:
1 = majority of voting rights at ordinary shareholders' meeting,
2 = dominant influence at ordinary shareholders' meeting,
3 = agreements with other shareholders,
4 = other types of control;
5 = centralised management pursuant to paragraph 1 of art. 26 of Legislative Decree 87/92,
6 = centralised management pursuant to paragraph 2 of art. 26 of Legislative Decree 87/92,
7 = joint control;
2. Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership

Section 4 - Subsequent Events

No events have occurred after the balance sheet date that would make it necessary to change the information given in the Consolidated Accounts.

Section 5 - Other Matters

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

These estimates and projections are regularly reviewed. Any changes arising out of this reappraisal are recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.

The consolidated accounts are audited by KPMG S.p.A. pursuant to LD 58/98 and the resolution passed by the Shareholders' Meeting on 4 May 2004, as are the accounts of UniCredit SpA, the Parent Company.

The UniCredit Group published its consolidated half-year report at 30 June 2006 and its consolidated quarterly reports at 31 March, 30 June and 30 September 2006 within the legal time limits and as prescribed by CONSOB.

A2) The Main Items of the Accounts

1 - Held-for-Trading Financial Assets (HfT)

A financial asset is classified as held for trading if it is:
- acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;
- a derivative (except for a derivative that is a designated hedging instrument - see Section 6).

When an HfT financial asset is recognised initially, it is measured at its fair value excluding transaction costs that are directly recognised in profit or loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition, an entity shall measure these financial assets at their fair value through profit or loss. Equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and settled by delivery of such unquoted equity instruments are measured at cost.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading", with the exception of financial derivatives relating to a fair value option of which gains and losses, whether realised or measured, are booked in item 110. "Gains (losses) on financial assets/liabilities at fair value through profit and loss" (please see Ch. 5). If the fair value of a financial asset falls below zero, it is recognised in item 40 "Financial liabilities held for trading".

If it is deemed that there is objective evidence that an HfT financial asset carried at cost has undergone an impairment loss, the amount of the impairment loss – recognised in profit or loss under item 80 "Gains (losses) on financial assets and liabilities held for trading" - is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed.

A derivative is a financial instrument or other contract with all three of the following characteristics:
- its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');
- it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
- it is settled at a future date.

Gains and losses originated from derivatives held for trading, whether realised or not, are recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading".

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:
- the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as an HfT financial asset or financial liability.

When an embedded derivative is separated, the host contract is recognised according to its category.

2 - Available-for-sale Financial Assets (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs directly attributable to the instrument, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value, the amount of amortised cost being recognised through profit or loss. Gains or losses arising out of changes in fair value are recognised in equity item 140 "Revaluation reserves" – except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised in item 80 "Gains (losses) on financial assets and liabilities held for trading" - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100(b) "Gains (losses) on disposal or repurchase of AfS financial assets".

If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 140 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130(b) "Impairment losses (b) Available for sale financial assets". The amount that is removed is the difference between carrying amount (acquisition cost less any impairment loss already recognised in profit or loss) and current fair value.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item.

The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.
Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, but recognised at equity, even when the reasons for impairment no longer obtain.

3 - Held-to-Maturity Investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:

- are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
- occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
- are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100(c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset.

The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130(c) "Impairment losses (c) held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed.
The reversal cannot result in a carrying amount of the financial asset in excess of what the amortised cost would have been had the impairment not been recognised. The amount of the reversal is recognised in the same profit or loss item.

4 - Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of contract signing, which normally coincides with the date of disbursement to the borrower.

These items include debt instruments with the same characteristics.

After initial recognition at fair value including transaction costs that are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:

- A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:

or:

- when a loan or receivable is impaired: in item 130 (a) "Impairment losses (a) loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accruals basis under item 10 "Interest income and similar revenue".

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected cash flows of principal and interest less recovery costs and any prepayments received; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

Loans and receivables are reviewed to identify those that, following events occurring after initial recognition, display objective evidence of possible impairment These problem loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130(a) "Impairment losses (a) oans and receivables".

If the quality of the loar or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130(a) "Impairment losses (a) loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

Impaired loans and rece vables are divided into the following categories:

- **Non-performing loans** - formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation: measurement is on a loan-by-loan or portfolio basis;
- **Doubtful loans** - exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time: measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;
- **Restructured loans** - exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of principal: measurement is on a loan-by-loan basis, including the present value of losses due to loan rates being lower than funding cost.
- **Past-due loans** - total exposure to any borrower not included in the other categories, who at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 180 days past due.

Total exposure is recognised in this category if, at the balance-sheet date, either:

- the expired or unauthorised borrowing;

or:

- the average daily amount of expired or unauthorised borrowings during the last preceding quarter are equal to or exceed 5% of total exposure.

Measurement is on a portfolio basis using historical and statistical information.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel II.

Each loan with similar characteristics in terms of credit risk - in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors - is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The procedure adopted supplements Basel 2 directives with IFRS, which do not include future losses on loans and receivables which have not been sustained, but do take into account losses already sustained but not manifest at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the assets being measured.

If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130(d) "Impairment losses (d) other financial assets" offsetting the liability item 120(b) "Provisions: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities").

Allowances for unsecured loans to residents of countries experiencing debt service difficulties are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Loans and receivables also include, as "Assets sold but not derecognised", loans securitised after 1 January 2004 which cannot be derecognised under IAS 39 (see Section 18 - Other Information - Derecognition).

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers" as "Liabilities in respect of assets sold but not derecognised".

Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.
Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130(a) "Impairment losses (a) loans and receivables".

5 - Financial Instruments at Fair Value through Profit or Loss (FlaFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:
- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FlaFV include non-HfT financial assets, but whose risk is:
- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss");
- and managed by the use of derivatives not treatable as hedges.

FlaFV are accounted for in a similar manner to HfT financial assets (see Section 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - Hedge Accounting

Derivative hedging instruments are of three types:
- Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;
- Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;
- Hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed.

It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods, in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125 per cent.

The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

The assessment of effectiveness is made at each balance-sheet date or other reporting date.
If the assessment does not confirm the effectiveness of the hedge, from that time on hedge accounting is discontinued in respect of the hedge and the hedging derivative is reclassified as a held-for-trading instrument.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer highly effective; the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instruments are so designated when identifiable with an ultimate counterparty outside the Group.

Hedging derivatives are measured at fair value. Specifically:

- **Fair Value Hedging** - an effective fair value hedge is accounted for as follows: the gain or loss from re-measuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting" at once. If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the item 100. "Gains (losses) on disposal or repurchase";
- **Cash Flow Hedging** - the portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 140 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting". If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 90 "Fair value adjustments in hedge accounting";
- **Hedging a Net Investment in a Foreign Operation** - hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:
  - the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 140 "Revaluation reserves" through the statement of changes in equity;
  - the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

  The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation;
- **Macro-hedged Financial Assets (Liabilities)** - IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability. but also a monetary position made up of a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities.

As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are offset by changes in fair value of the hedging instrument and if the hedge ratio is within the range of 80-125 per cent.
Net changes – gains or losses – in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting ".

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the re-measurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.
If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 100 "Gains (losses) on disposal or repurchase".

7 - Equity Investments

The principles governing the recognition and measurement of equity investments under IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures, are given in detail in Part A.1, Section 3 - Consolidation Procedures and Scope.

Remaining interests other than subsidiaries, associates and joint ventures, and interests recognised in items 150 "Non-current assets and disposal groups held for sale" and 90 "Liabilities included in disposal groups classified as held for sale" (see Section 10) – are classified as AfS financial assets or financial assets at fair value through profit and loss and treated accordingly (see Sections 2 and 5).

8 - Property, Plant and Equipment

The item includes:

- land
- buildings
- furniture and fixtures
- plant and machinery
- other machinery and equipment
- leasehold improvements

and is divided between:
- assets used in the business
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be let under a finance lease.

The item includes assets used by the Group as lessee under a finance lease, or let/hired out by the Group as lessor under an operating lease.

Leasehold improvements (included in the above items) are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use. Improvements and additional expenses relating to property, plant and equipment which cannot be separately identified, are recognised in item 160 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location, installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:
- 180(b) "General and administrative expenses", if they refer to assets used in the business;

or:
- 220 "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.
After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired. the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 200 "Impairment/ write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in profit and loss item 270 "Gains (losses) on disposal of investments".

9 - Intangible Assets

An intangible asset is an identifiable non-monetary asset without physical substance, controlled by the Group and from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.
This items also includes intangible assets used by the Group as lessee under finance leases or as lessor under operating leases (rental/hire).
Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.

An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life. An intangible asset with indefinite life is not amortised.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset.
Any impairment loss is recognised in profit and loss item 210 "Impairment/ write-backs on intangible assets".

An intangible asset with indefinite life is not amortised. Even if there are no indications of impairment, each intangible asset's carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 210 "Impairment/ write-backs on intangible assets".

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in the profit and loss item 270 "Gains (losses) on disposal of investments".

Goodwill

Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a subsidiary is recognised as an intangible asset. Goodwill arising from the acquisition of non-controlling interests is recognised through investments in associates.

Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Even if there are no indications of impairment, goodwill undergoes an annual impairment test, as for intangible assets with an indefinite useful life.

Impairment losses on goodwill are recognised in profit and loss item 260 "Impairment losses on goodwill". In respect of goodwill no write-backs are allowed.

10 - Non-current Assets Held for Sale

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 150 "Non-current assets and disposal groups held for sale" and item 90 "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

The balance of revenue and expense relating to these assets and liabilities (dividends, interest, etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 310 "Gains (losses) on groups of assets held for sale net of tax".

11 - Current and Deferred Tax

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset (item 140 b) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:
- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from:
- the initial recognition of goodwill; or
- the initial recognition of an asset or liability in a transaction which:
  - is not a business combination; and
  - at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:
- the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
- the temporary difference will reverse in the foreseeable future; and
- taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 290 "Tax expense (income) related to profit or loss from continuing operations", except tax relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 - Provisions for Risks and Charges

Pensions and other post-retirement benefit obligations
Retirement provisions - i.e. provisions for employee benefits paid after leaving employment - are classified as defined contribution plans or defined-benefit plans according to the economic nature of the plan.

In detail:
- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan. since it has no legal or implicit obligation to make further contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employee's working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120(a) is the present value of the obligation at the Balance Sheet Date, plus or minus any actuarial gains or losses not recognised in the Accounts under the 'corridor' method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation, less any pension charges relating to benefits already provided but not recognised, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

Other Provisions

Provisions for risks and charges are recognised when:

- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 190 "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions.

"Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under Retirement Payments and Similar Obligations).

13 - Liabilities, Securities in Issue and Subordinated Loans

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is normally the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value.

Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract.

Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part, recognised in item 160 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

14 - Financial Liabilities Held for Trading

Financial liabilities held for trading include:
- derivatives that are not recognised as hedging instruments;
- obligations to deliver financial assets sold short;
- financial liabilities issued with an intention to repurchase them in the near term;
- financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities, as well as financial assets, could also be designated on initial recognition as measured at fair value, provided that:
- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or:
- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - Foreign Currency Transactions

A foreign currency transaction is recognised at the spot exchange rate of the transaction date. Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80 "Gains and losses on financial assets and liabilities held for trading".

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:

- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:

- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
- the ineffective portion is however recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

The assets and liabilities of fully consolidated foreign entities are translated at the closing exchange rate of each period. Gains and losses are translated at the average exchange rate for the period.

Differences arising from the use of spot and weighted average exchange rates and from the remeasurement of a foreign operation's assets at the closing rate of the period are recognised in the revaluation reserves.

Any goodwill arising on the acquisition of a foreign operation whose assets are located or managed in a currency other than the euro, and any fair value adjustments of the carrying amounts of assets and liabilities are treated as assets and liabilities of the foreign operation, expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

17 - Insurance Assets and Liabilities

IFRS 4 defines an insurance contract as a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

These policies are recognised briefly as follows:
- in profit and loss item 160 "Other income (net) from insurance activities": gross premium including all amounts due during the year under insurance contracts, net of cancellations. Premium transferred to reinsurers during the year is also recognised in this item;
- in the liability item 130 "Insurance reserves": contractual obligations to policyholders, calculated analytically contract by contract using the prospective method, on the basis of demographic and financial projections currently used by the market;
- in the asset item 110 "Insurance reserves attributable to reinsurers": reinsurers' liabilities.

18 - Other Information

Business Combinations

A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.
A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).

IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:

- identifying an acquirer;
- measuring the cost of the business combination;

and:
- allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date.

However, a business combination may involve more than one exchange transaction, for example when it is achieved in stages by successive share purchases. When this occurs:
- the cost of the combination is the aggregate cost of the individual transactions; and
- the date of exchange is the date of each exchange transaction (i.e. the date that each individual investment is recognised in the financial statements of the acquirer), whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

The acquirer shall recognise the acquiree's identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:

- in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;
- in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;
- in the case of an intangible asset or a contingent liability, its fair value can be measured reliably.

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

Treasury Shares
Treasury shares held are deducted from equity. The difference between the price on later sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

Finance Leases
Sono contratti di leasing finanziario quelli che trasferiscono al locatario sostanzialmente tutti i rischi e i benefici derivanti dalla proprietà del bene. Non necessariamente al termine del contratto la titolarità del bene è trasferita al locatario.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:

- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

See Sections 8 - Property, Plant and Equipment and 9 - Intangible Assets for treatment of the lessee's assets.

Factoring
Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

Repo Transactions
Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks, or as an asset held for trading. In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers, or as a HfT financial liability.

Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

Employee benefits for Italy-based permanent employees (Trattamento di fine rapporto – "TFR")
The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value.

This benefit is calculated by an external actuary using the unit credit projection method (see Section 12 under Retirement Payments and Similar Obligations).

The "TFR" cost accrued during the year is recognised in the profit and loss item 180(a) "Staff expenses" and includes the average present value of the benefits accrued during the year by serving employees ("current service cost") and interest accruing in the year on the obligation ("interest cost").

Actuarial gains and losses - i.e. the difference between the carrying value of the liabilities and the present value of the obligation at year-end - are recognised using the 'corridor' method, i.e. only if they exceed 10% of the present value of the obligation at year-end.

Any surplus is recognised through profit or loss by amortising over the average residual working life of the employees who are members of the plan the residual life of the plan, starting from the next following financial year.

With regard to TFR, it is noted that Italian Legislative Decree 252/05 came into force one year early.
Inter alia, this LD prescribes that – with effect from 1 January 2007 - all accruing TFR must be transferred, in accordance with the employee's wishes, to a complementary pension fund or to the State pension agency INPS.

This matter was discussed by the pension fund committee of the Italian national actuaries' council (Consiglio nazionale degli attuari) which expressed its opinion that the valuation of TFR as at 31 December 2006 should be made using the same methods as in previous fiscal years; the council also noted that any different appliacations of IAS 19 will depend on the content of the enabling decrees for the new regulations, which will be able to be taken into account when making valuations for the fiscal 2007 accounts.

Share-based Payment

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:

- Stock options
- Performance shares (i.e. awarded on attainment of certain objectives)
- Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 180 "Administrative costs" offsetting the liability item 170 "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100 "Other liabilities".

The fair value of the liability, as long as it remains unsettled, is re-measured at each balance sheet date and all changes in fair value are recognised in profit and loss item 180 "Administrative costs".

Other Long-term Employee Benefits

Long-term employee benefits - e.g. long-service bonuses, paid on reaching a predefined number of years' service - are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see Section 12 - Provisions for risks and charges - retirement payments and similar obligations).

Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

Guarantees and credit derivatives in the same class

Guarantees and credit derivatives in the same class measured under IAS 39 are initially and subsequently (on re-measurement following impairment losses) recognised in item 100 "Other liabilities". Impairment losses are recognised in profit and loss item 130(d) "Impairment losses on other financial assets".

INCOME STATEMENT

Interest Income and Expense

Interest and similar income accrue on cash, HfT assets and liabilities and assets and liabilities at fair value through profit and loss, AfS financial assets, HtM investments, loans and receivables, deposits, and securities in issue.

Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.

Interest also includes the net credit or debit balance of differentials and margins on financial derivatives:

- hedging interest-bearing assets and liabilities;

- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

Fees and Commissions
Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Dividends
Dividends are recognised in profit or loss in the financial year in which their distribution has been approved.

RELEVANT IFRS DEFINITIONS
The main definitions introduced by IFRS are described below.

Amortised cost
The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

The effective interest method is a method of allocating the interest income or interest expense over the life of a financial asset or liability.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Commissions forming an integral part of the effective interest rate include loan drawdown fees or underwriting fees relating to a financial asset not designated at fair value, e.g., fees received as compensation for the assessment of the issuer's or borrower's financial situation, for valuation and registration of security, and generally for the completion of the transaction (management fees).

Transaction costs include fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs or internal administrative or holding costs.

Impairment of financial assets
At each balance sheet date an entity assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment.

Losses expected as a result of future events, no matter how likely, are not recognised.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to our attention about the following loss events:

- significant financial difficulty of the issuer or obligor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting a concession to the borrower which the lender would not otherwise consider;
- it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
- the disappearance of an active market for that financial asset because of financial difficulties; however, the disappearance of an

active market due to the fact that a company's financial instruments are no longer traded publicly is no evidence of impairment; or

- observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
  - adverse changes in the payment status of borrowers in the group; or
  - national or local economic conditions that correlate with defaults on the assets in the group.

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment may not be recovered.

A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition).

The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss item 130 "Impairment losses" and the asset's carrying value is reduced.

If the terms of a loan, receivable or held-to-maturity investment are renegotiated or otherwise modified because of financial difficulties of the borrower or issuer, impairment is measured using the original effective interest rate before the modification of terms. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. If a loan, receivable or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.
A reduction in the fair value of a financial asset below its cost or amortised cost is not necessarily an indication of impairment (e.g. reduction in the fair value of an investment in a debt instrument resulting from an increase in the riskfree interest rate).

Objective evidence of impairment is initially assessed individually; however, if it is determined that there is no objective evidence of individual impairment, the asset is included in a group of financial assets with similar credit risk characteristics and assessed collectively.

Formula-based approaches and statistical methods may be used to assess impairment losses on a group of financial assets. Models used incorporate the time value of money, and consider cash flows over the entire residual life of the asset (not just the following year) and do not give rise to an impairment loss on initial recognition of a financial asset. They take into account losses already sustained but not manifest in the group of financial assets at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the group of assets being measured..

The process of estimating impairment losses considers all credit exposures, not only those of low credit quality, which reflect a serious impairment.

Reversals of impairment losses

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed and the amount of the reversal is recognised in profit and loss item 130 "Impairment losses" except in the case of AfS equity instruments (see Section 2 above).

The reversal shall not result - at the date the impairment is reversed - in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Fair value

It is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the consideration given or received). However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.
The existence of published price quotations in an active market is the best evidence of fair value and when they exist they are used to measure the financial asset or financial liability.
A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.

If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique, which makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.

The fair value of a financial instrument will be based on one or more of the following factors, if significant: the temporary value of money (i.e. interest at the basic or risk-free rate); credit risk; foreign currency exchange prices; commodity prices; equity prices; volatility (i.e. magnitude of future changes in price of a financial instrument); prepayment risk and surrender risk; and servicing costs for a financial asset or a financial liability.

Derecognition

Derecognition is the removal of a previously recognised financial asset or financial liability from an entity's balance sheet.

Before evaluating whether, and to what extent, derecognition is appropriate, under IAS 39 an entity should determine whether the relevant conditions apply to a financial asset in its entirety or to a part of a financial asset. The standard is applied to a part of financial assets being transferred if, and only if, the part being considered for derecognition meets one of the following conditions:

- the part comprises only specifically identified cash flows from a financial asset (or a group of assets), e.g. interest cash flows from an asset;
- the part comprises a clearly identified percentage of the cash flows from a financial asset, e.g., a 90 per cent share of all cash flows from an asset;
- the part comprises only a fully proportionate (pro rata) share of specifically identified cash flow, e.g. 90 per cent share of interest cash flows from an asset.

In all other cases, the standard is applied to the financial asset in its entirety (or to the group of similar financial assets in their entirety).

An entity shall derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial asset.

When an entity retains the contractual rights to receive the cash flows from an asset, but assumes a contractual obligation to pay those cash flows to one or more entities, the entity treats the transaction as a transfer of a financial asset if all of the following three conditions are met (pass-through agreement):

- the entity has no obligation to pay amounts not collected from the original asset;
- the entity is prohibited by the terms of the transfer contract from selling or pledging the original asset other than as security for the obligation to pay the cash flows;
- the entity has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay, and is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents during the short settlement period from the collection date to the date of remittance, and interest earned on such investments is also remitted.

Recognition is also subject to verification of effective transfer of all the risks and rewards of ownership of the financial asset (true sale). If the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the asset (or group of assets) and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.

Conversely, if the entity substantially retains all the risks and rewards of ownership of the asset (or group of assets), the entity shall continue to recognise the transferred asset(s). In this case it is necessary to recognise a liability corresponding to the amount received under the transfer and subsequently recognise all income accruing on the asset or expense accruing on the liability.

The transfer of risks and rewards, where this is unclear, is evaluated by comparing the entity's exposure, before and after the transfer, with the variability in the amounts and timing of the net cash flows of the transferred asset.

The transfer of risks and rewards is considered to have occurred and thus the transferred asset is to be derecognised, when the entity's exposure to variability in the present value of the future cash no longer material in relation to the variability of the present value of future net cash flows associated with the financial assets.

Notes to the Consolidated Accounts

Part B) Consolidated Balance Sheet

Assets

Liabilities

Other information

Notes to the Consolidated Accounts

(Amounts in thousands of €)

Part B) Consolidated Balance Sheet - Assets

Assets

Section 1 - Cash and cash balances - Item 10

1.1 Cash and cash balances: breakdown

	31.12.2006				31.12.2005
	BANKING GROUP	INSURANCE COMPANIES	INSURANCE COMPANIES	TOTAL	TOTAL
a) Cash	3,089,624	2	40	3,089,666	2,684,663
b) Demand deposits with Central banks	2,591,037	-	-	2,591,037	774,743
Total	**5,680,661**	**2**	**40**	**5,680,703**	**3,459,406**

Section 2 - Financial assets held for trading - Item 20

2.1 Financial assets held for trading: product breakdown

	31.12.2006							31.12.2005
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES			
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	TOTAL	TOTAL
A) Financial assets (non-derivatives)								
1. Debt securities	60,029,838	18,196,294	17,720	-	268,963	73	78,512,888	62,502,858
1.1 Structured securities	*8,230,584*	*1,144,611*	-	-	-	*15*	*9,375,210*	*20,924,753*
1.2 Other debt securities	*51,799,254*	*17,051,683*	*17,720*	-	*268,963*	*58*	*69,137,678*	*41,578,105*
2. Equity instruments	17,582,700	1,354,777	73	-	253	-	18,937,803	10,851,213
3. Units in investment funds	5,964,633	198,105	6,633	-	-	-	6,169,371	1,975,398
4. Loans	2,379	28,901,188	-	-	-	-	28,903,567	24,090,239
4.1 Repos	*2,379*	*28,631,776*	-	-	-	-	*28,634,155*	*n.a.*
4.2 Other	-	*269,412*	-	-	-	-	*269,412*	*n.a.*
5. Impaired assets	2,058	3,885	-	-	-	-	5,943	-
6. Assets sold but not derecognised	1,707,986	64,557	-	-	-	-	1,772,543	-
Total (A)	**85,289,594**	**48,718,806**	**24,426**	**-**	**269,216**	**73**	**134,302,115**	**99,419,708**
B) Derivative instruments								
1. Financial derivatives	4,967,758	50,802,657	-	-	-	-	55,770,415	72,110,136
1.1 trading	*4,967,758*	*50,355,994*	-	-	-	-	*55,323,752*	*n.a.*
1.2 fair value hedges	-	*413,167*	-	-	-	-	*413,167*	*n.a.*
1.3 other	-	*33,496*	-	-	-	-	*33,496*	*n.a.*
2. Credit derivatives	-	1,520,888	-	-	18	-	1,520,906	648,756
1.1 trading	-	*1,520,776*	-	-	*18*	-	*1,520,794*	*n.a.*
1.2 fair value hedges	-	-	-	-	-	-	-	*n.a.*
1.3 other	-	*112*	-	-	-	-	*112*	*n.a.*
Total (B)	**4,967,758**	**52,323,545**	**-**	**-**	**18**	**-**	**57,291,321**	**72,758,892**
Total (A+B)	**90,257,352**	**101,042,351**	**24,426**	**-**	**269,234**	**73**	**191,593,436**	**172,178,600**

2.2 Financial assets held for trading: breakdown by issuer/borrower

ITEMS/VALUES	31.12.2006				31.12.2005
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Financial assets (non-derivatives)					
1. Debt securities	**78,226,132**	**17,720**	**269,036**	**78,512,888**	**62,502,858**
a) Governments and Central Banks	11,685,745	17,720	18,502	11,721,967	7,931,354
b) Other public-sector entities	1,323,973	-	-	1,323,973	7,673,280
c) Banks	20,747,871	-	-	20,747,871	21,358,651
d) Other issuers	44,468,543	-	250,534	44,719,077	25,539,573
2. Equity instruments	**18,937,477**	**73**	**253**	**18,937,803**	**10,851,213**
a) Banks	3,263,863	-	-	3,263,863	1,657,479
b) Other issuers:	15,673,614	73	253	15,673,940	9,193,734
- insurance companies	649,816	-	-	649,816	367,639
- financial companies	1,013,307	-	-	1,013,307	856,108
- non-financial institutions	13,254,704	-	253	13,254,957	7,847,000
- Other	755,787	73	-	755,860	122,987
3. Units in investment funds	**6,162,738**	**6,633**	**-**	**6,169,371**	**1,975,398**
4. Loans	**28,903,567**	**-**	**-**	**28,903,567**	**24,090,239**
a) Governments and Central Banks	488,868	-	-	488,868	431,062
b) Other public-sector entities	2,992	-	-	2,992	1,326
c) Banks	22,900,391	-	-	22,900,391	18,013,992
d) Other issuers	5,511,316	-	-	5,511,316	5,643,859
5. Impaired assets	**5,943**	**-**	**-**	**5,943**	**-**
a) Governments and Central Banks	2,058	-	-	2,058	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	3,885	-	-	3,885	-
6. Assets sold but not derecognised	**1,772,543**	**-**	**-**	**1,772,543**	**-**
a) Governments and Central Banks	1,346,694	-	-	1,346,694	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	282,918	-	-	282,918	-
d) Other issuers	142,931	-	-	142,931	-
Total (A)	**134,008,400**	**24,426**	**269,289**	**134,302,115**	**99,419,708**
B. Derivative instruments					
a) Banks	41,839,022	-	-	41,839,022	56,064,460
b) Customers	15,452,281	-	18	15,452,299	16,694,432
Total (B)	**57,291,303**	**-**	**18**	**57,291,321**	**72,758,892**
Total (A+B)	**191,299,703**	**24,426**	**269,307**	**191,593,436**	**172,178,600**

2.3 Financial instruments held for trading: derivatives

TYPE OF DERIVATIVE/UNDERLYING ASSETS	31.12.2006 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	31.12.2005 TOTAL
A) Listed derivatives							
1) Financial derivatives:	**45,360**	**5,422**	**4,842,510**	**-**	**74,466**	**4,967,758**	**6,537,650**
• with underlying asset exchange	1,609	5,422	168,991	-	23	176,045	-
- purchased options	*-*	*1,290*	*167,863*	*-*	*-*	*169,153*	*-*
- other derivatives	*1,609*	*4,132*	*1,128*	*-*	*23*	*6,892*	*-*
• with no underlying asset exchange	43,751	-	4,673,519	-	74,443	4,791,713	6,537,650
- purchased options	*27,733*	*-*	*4,416,326*	*-*	*-*	*4,444,059*	*3,075,976*
- other derivatives	*16,018*	*-*	*257,193*	*-*	*74,443*	*347,654*	*3,461,674*
2) Credit derivatives:	**-**	**-**	**-**	**-**	**18**	**18**	**-**
• with underlying asset exchange	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	18	18	-
Total (A)	**45,360**	**5,422**	**4,842,510**	**-**	**74,484**	**4,967,776**	**6,537,650**
B) Unlisted derivatives							
1) Financial derivatives:	**35,046,737**	**5,784,931**	**9,878,293**	**-**	**92,696**	**50,802,657**	**65,572,486**
• with underlying asset exchange	455,476	1,134,804	4,981	-	83	1,595,344	980,589
- purchased options	*369,124*	*523,221*	*100*	*-*	*-*	*892,445*	*544,763*
- other derivatives	*86,352*	*611,583*	*4,881*	*-*	*83*	*702,899*	*435,826*
• with no underlying asset exchange	34,591,261	4,650,127	9,873,312	-	92,613	49,207,313	64,591,897
- purchased options	*3,825,021*	*2,229,857*	*9,464,688*	*-*	*83,250*	*15,602,816*	*13,889,451*
- other derivatives	*30,766,240*	*2,420,270*	*408,624*	*-*	*9,363*	*33,604,497*	*50,702,446*
2) Credit derivatives:	**14,165**	**-**	**-**	**91,831**	**1,414,892**	**1,520,888**	**648,756**
• with underlying asset exchange	13,855	-	-	91,831	1,052,780	1,158,466	613,400
• with no underlying asset exchange	310	-	-	-	362,112	362,422	35,356
Total (B)	**35,060,902**	**5,784,931**	**9,878,293**	**91,831**	**1,507,588**	**52,323,545**	**66,221,242**
Total (A + B)	**35,106,262**	**5,790,353**	**14,720,803**	**91,831**	**1,582,072**	**57,291,321**	**72,758,892**

2.3.1 Banking Group portion

TYPE OF DERIVATIVE/UNDERLYING ASSETS	31.12.2006					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivatives						
1) Financial derivatives:	**45,360**	**5,422**	**4,842,510**	**-**	**74,466**	**4,967,758**
• with underlying asset exchange	1,609	5,422	168,991	-	23	176,045
- purchased options	-	*1,290*	*167,863*	-	-	*169,153*
- other derivatives	*1,609*	*4,132*	*1,128*	-	*23*	*6,892*
• with no underlying asset exchange	43,751	-	4,673,519	-	74,443	4,791,713
- purchased options	*27,733*	-	*4,416,326*	-	-	*4,444,059*
- other derivatives	*16,018*	-	*257,193*	-	*74,443*	*347,654*
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total (A)	**45,360**	**5,422**	**4,842,510**	**-**	**74,466**	**4,967,758**
B) Unlisted derivatives						
1) Financial derivatives:	**35,046,737**	**5,784,931**	**9,878,293**	**-**	**92,696**	**50,802,657**
• with underlying asset exchange	455,476	1,134,804	4,981	-	83	1,595,344
- purchased options	*369,124*	*523,221*	*100*	-	-	*892,445*
- other derivatives	*86,352*	*611,583*	*4,881*	-	*83*	*702,899*
• with no underlying asset exchange	34,591,261	4,650,127	9,873,312	-	92,613	49,207,313
- purchased options	*3,825,021*	*2,229,857*	*9,464,688*	-	*83,250*	*15,602,816*
- other derivatives	*30,766,240*	*2,420,270*	*408,624*	-	*9,363*	*33,604,497*
2) Credit derivatives:	**14,165**	**-**	**-**	**91,831**	**1,414,892**	**1,520,888**
• with underlying asset exchange	13,855	-	-	91,831	1,052,780	1,158,466
• with no underlying asset exchange	310	-	-	-	362,112	362,422
Total (B)	**35,060,902**	**5,784,931**	**9,878,293**	**91,831**	**1,507,588**	**52,323,545**
Total (A + B)	**35,106,262**	**5,790,353**	**14,720,803**	**91,831**	**1,582,054**	**57,291,303**

2.3.2 Insurance companies portion

There are no trading derivatives held by insurance companies.

2.3.3 Other companies portion

TYPE OF DERIVATIVE/UNDERLYING ASSETS	31.12.2006 INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivatives						
1) Financial derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	18	18
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	18	18
Total (A)	-	-	-	-	18	18
B) Unlisted derivatives						
1) Financial derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total (B)	-	-	-	-	-	-
Total (A + B)	-	-	-	-	18	18

2.4 Financial assets held for trading (other than assets sold and not derecognised or impaired assets): annual changes

	CHANGES IN 2006				
CHANGES/UNDERLYING ASSETS	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**62,502,858**	**10,851,213**	**1,975,398**	**24,090,239**	**99,419,708**
B. Increases	**352,453,746**	**47,566,408**	**6,371,178**	**2,042,926,534**	**2,449,317,866**
B.1 Purchases	347,750,694	45,921,878	5,565,561	2,042,696,327	2,441,934,460
B.2 Positive changes in fair value	958,459	602,177	602,787	118,206	2,281,629
B3. Other changes	3,744,593	1,042,353	202,830	112,001	5,101,777
C. Reductions	**336,443,716**	**39,479,818**	**2,177,205**	**2,038,113,206**	**2,416,213,945**
C.1 Sales	323,917,640	38,784,416	2,151,313	388,179	365,241,548
C.2 Redemptions	5,974,680	60,274	-	2,037,544,774	2,043,579,728
C.3 Negative changes in fair value	309,481	136,064	12,726	125,772	584,043
C4. Other changes	6,241,915	499,064	13,166	54,481	6,808,626
D. Closing balance	**78,512,888**	**18,937,803**	**6,169,371**	**28,903,567**	**132,523,629**

2.4.1 Banking Group portion

	CHANGES IN 2006				
CHANGES/UNDERLYING ASSETS	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS.	LOANS	TOTAL
A. Opening balance	**62,460,064**	**10,851,119**	**1,970,148**	**24,090,127**	**99,371,458**
B. Increases	**352,122,720**	**47,566,063**	**6,368,702**	**2,042,926,487**	**2,448,983,972**
B.1 Purchases	347,448,499	45,921,595	5,565,561	2,042,696,327	2,441,631,982
B.2 Positive changes in fair value	951,693	602,154	602,503	118,206	2,274,556
B3. Other changes	3,722,528	1,042,314	200,638	111,954	5,077,434
C. Reductions	**336,356,652**	**39,479,705**	**2,176,112**	**2,038,113,047**	**2,416,125,516**
C.1 Sales	323,891,493	38,784,347	2,151,313	388,039	365,215,192
C.2 Redemptions	5,934,717	60,274	-	2,037,544,774	2,043,539,765
C.3 Negative changes in fair value	309,481	136,050	12,726	125,772	584,029
C4. Other changes	6,220,961	499,034	12,073	54,462	6,786,530
D. Closing balance	**78,226,132**	**18,937,477**	**6,162,738**	**28,903,567**	**132,229,914**

2.4.2 Insurance companies portion

CHANGES/UNDERLYING ASSETS	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**42,794**	**94**	**5,250**	**112**	**48,250**
B. Increases	**48,837**	**80**	**2,476**	**47**	**51,440**
B.1 Purchases	27,622	41	-	-	27,663
B.2 Positive changes in fair value	3,349	-	284	-	3,633
B3. Other changes	17,866	39	2,192	47	20,144
C. Reductions	**73,911**	**101**	**1,093**	**159**	**75,264**
C.1 Sales	26,147	69	-	140	26,356
C.2 Redemptions	39,963	-	-	-	39,963
C.3 Negative changes in fair value	-	14	-	-	14
C4. Other changes	7,801	18	1,093	19	8,931
D. Closing balance	**17,720**	**73**	**6,633**	**-**	**24,426**

2.4.3 Other companies portion

CHANGES/UNDERLYING ASSETS	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**-**	**-**	**-**	**-**	**-**
B. Increases	**282,189**	**265**	**-**	**-**	**282,454**
B.1 Purchases	274,573	242	-	-	274,815
B.2 Positive changes in fair value	3,417	23	-	-	3,440
B3. Other changes	4,199	-	-	-	4,199
C. Reductions	**13,153**	**12**	**-**	**-**	**13,165**
C.1 Sales	-	-	-	-	-
C.2 Redemptions	-	-	-	-	-
C.3 Negative changes in fair value	-	-	-	-	-
C4. Other changes	13,153	12	-	-	13,165
D. Closing balance	**269,036**	**253**	**-**	**-**	**269,289**

Section 3 - Financial assets at fair value through profit or loss - Item 30

3.1 Financial assets at fair value through profit or loss: product breakdown

	31.12.2006							31.12.2005
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES			
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	TOTAL	TOTAL
1. Debt securities	12,662,722	2,820,990	-	-	-	-	15,483,712	19,765,609
1.1 Structured securities	*890,369*	*99,230*	-	-	-	-	*989,599*	*n.a.*
1.2 Other debt securities	*11,772,353*	*2,721,760*	-	-	-	-	*14,494,113*	*n.a.*
2. Equity securities	16,540	22,141	-	-	-	-	38,681	53,606
3. Units in investment funds	59,328	351,002	-	-	-	266	410,596	2,661,766
4. Loans	-	-	-	-	-	-	-	48,896
4.1 Structured	-	-	-	-	-	-	-	*n.a.*
4.2 Other	-	-	-	-	-	-	-	*n.a.*
5. Impaired assets	-	-	-	-	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-	-	-	-	-
Total	**12,738,590**	**3,194,133**	**-**	**-**	**-**	**266**	**15,932,989**	**22,529,877**
Cost	**12,737,497**	**3,157,436**	**-**	**-**	**-**	**258**	**15,895,191**	**1,577,279**

Cost as at 31 December 2005 does not include amounts of HVB sub-group.

Part B) Consolidated Balance Sheet - Assets

3.2 Financial assets at fair value through profit or loss: breakdown by issuer/borrower

ITEMS/VALUES	31.12.2006 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2005 TOTAL
1. Debt securities	**15,483,712**	**-**	**-**	**15,483,712**	**19,765,609**
a) Governments and central banks	10,472,628	-	-	10,472,628	9,403,144
b) Other public-sector entities	180,407	-	-	180,407	209,889
c) Banks	2,352,488	-	-	2,352,488	6,803,075
d) Other issuers	2,478,189	-	-	2,478,189	3,349,501
2. Equity instruments	**38,681**	**-**	**-**	**38,681**	**53,606**
a) Banks	38,553	-	-	38,553	51
b) Other issuers:	128	-	-	128	53,555
- insurance companies	-	-	-	-	-
- financial companies	21	-	-	21	22,649
- non-financial companies	-	-	-	-	9,709
- other	107	-	-	107	21,197
3. Units in investment funds	**410,330**	**-**	**266**	**410,596**	**2,661,766**
4. Loans	**-**	**-**	**-**	**-**	**48,896**
a) Governments and central banks	-	-	-	-	34,530
b) Other public-sector entities	-	-	-	-	2,450
c) Banks	-	-	-	-	9,809
d) Other entities	-	-	-	-	2,107
5. Impaired assets	**-**	**-**	**-**	**-**	**-**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
6. Assets sold but not derecognised	**-**	**-**	**-**	**-**	**-**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	-	-	-	-	-
Total	**15,932,723**	**-**	**266**	**15,932,989**	**22,529,877**

3.3 Financial assets at fair value through profit or loss (other than assets sold and not derecognised or impaired assets): annual changes

	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**19,765,609**	**53,606**	**2,661,766**	**48,896**	**22,529,877**
B. Increases	**58,305,504**	**105,004**	**182,405**	**476**	**58,593,389**
B.1 Purchases	56,734,144	99,743	111,276	-	56,945,163
B.2 Positive changes in fair value	361,894	2,242	21,167	476	385,779
B.3 Other increases	1,209,466	3,019	49,962	-	1,262,447
C. Reductions	**62,587,401**	**119,929**	**2,433,575**	**49,372**	**65,190,277**
C.1 Sales	61,421,812	66,298	105,741	13,170	61,607,021
C.2 Redemptions	55,114	-	16,646	-	71,760
C.3 Negative changes in fair value	358,288	2	109,129	-	467,419
C4. Other reductions	752,187	53,629	2,202,059	36,202	3,044,077
D. Closing balance	**15,483,712**	**38,681**	**410,596**	**-**	**15,932,989**

3.3.1 Banking Group portion

	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**19,765,609**	**53,606**	**2,660,378**	**48,896**	**22,528,489**
B. Increases	**58,305,504**	**105,004**	**182,138**	**476**	**58,593,122**
B.1 Purchases	56,734,144	99,743	111,016	-	56,944,903
B.2 Positive changes in fair value	361,894	2,242	21,160	476	385,772
B.3 Other increases	1,209,466	3,019	49,962	-	1,262,447
C. Reductions	**62,587,401**	**119,929**	**2,432,186**	**49,372**	**65,188,888**
C.1 Sales	61,421,812	66,298	104,353	13,170	61,605,633
C.2 Redemptions	55,114	-	16,646	-	71,760
C.3 Negative changes in fair value	358,288	2	109,129	-	467,419
C4. Other reductions	752,187	53,629	2,202,058	36,202	3,044,076
D. Closing balance	**15,483,712**	**38,681**	**410,330**	**-**	**15,932,723**

3.3.2 Insurance companies portion

There are no financial assets at fair value through profit and loss held by insurance companies.

3.3.3 Other companies portion

	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	-	-	1,388	-	1,388
B. Increases	-	-	267	-	267
B.1 Purchases	-	-	260	-	260
B.2 Positive changes in fair value	-	-	7	-	7
B.3 Other increases	-	-	-	-	-
C. Reductions	-	-	1,389	-	1,389
C.1 Sales	-	-	1,388	-	1,388
C.2 Redemptions	-	-	-	-	-
C.3 Negative changes in fair value	-	-	-	-	-
C4. Other reductions	-	-	1	-	1
D. Closing balance	-	-	266	-	266

Section 4 - Available for sale financial assets - Item 40

4.1 Available-for-sale financial assets: product breakdown

	31.12.2006								31.12.2005	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Debt securities	14,272,043	2,224,558	81,863	27,245	727	-	14,354,633	2,251,803	15,582,194	2,037,422
1.1 Structured securities	*259,115*	*65,450*	-	-	-	-	*259,115*	*65,450*	*n.a.*	*n.a.*
1.2 Other	*14,012,928*	*2,159,108*	*81,863*	*27,245*	*727*	-	*14,095,518*	*2,186,353*	*n.a.*	*n.a.*
2. Equity instruments	5,050,073	5,168,792	-	197	112	107	5,050,185	5,169,096	4,126,170	3,468,427
2.1 Measured at fair value	*5,050,073*	*5,082,645*	-	-	*112*	*107*	*5,050,185*	*5,082,752*	*4,126,170*	*3,444,556*
2.2 Carried at cost	-	*86,147*	-	*197*	-	-	-	*86,344*	-	*23,871*
3. Units in investment funds	325,630	2,120,234	-	-	39	424	325,669	2,120,658	228,520	828,614
4. Loans	-	5	-	-	-	-	-	5	378,071	1,255,675
5. Impaired assets	-	6,145	-	-	-	-	-	6,145	-	955
6. Assets sold but not derecognised	80,049	-	-	-	-	-	80,049	-	-	-
Total	**19,727,795**	**9,519,734**	**81,863**	**27,442**	**878**	**531**	**19,810,536**	**9,547,707**	**20,314,955**	**7,591,093**

Part B) Consolidated Balance Sheet - Assets

4.2 Available-for-sale financial assets: breakdown by issuer/borrower

ITEMS/VALUES	31.12.2006 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2005 TOTAL
1. Debt securities	**16,496,601**	**109,108**	**727**	**16,606,436**	**17,619,616**
a) Governments and central banks	10,151,186	109,108	727	10,261,021	10,103,803
b) Other public-sector entities	400,870	-	-	400,870	334,200
c) Banks	2,926,695	-	-	2,926,695	3,718,261
d) Other issuers	3,017,850	-	-	3,017,850	3,463,352
2. Equity instruments	**10,218,865**	**197**	**219**	**10,219,281**	**7,594,597**
a) Banks	1,941,906	-	-	1,941,906	1,665,179
b) Other issuers:	8,276,959	197	219	8,277,375	5,911,836
- insurance companies	2,315,648	-	-	2,315,648	2,613,374
- financial companies	1,216,170	73	-	1,216,243	100,555
- non-financial companies	3,496,206	124	-	3,496,330	1,746,765
- other	1,248,935	-	219	1,249,154	1,451,142
3. Units in investment funds	**2,445,864**	**-**	**463**	**2,446,327**	**1,057,134**
4. Loans	**5**	**-**	**-**	**5**	**1,633,746**
a) Governments and central banks	-	-	-	-	528
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	1,633,218
d) Other entities	5	-	-	5	-
5. Impaired assets	**6,145**	**-**	**-**	**6,145**	**955**
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	6,145	-	-	6,145	955
6. Assets sold but not derecognised	**80,049**	**-**	**-**	**80,049**	**-**
a) Governments and central banks	80,049	-	-	80,049	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other issuers	-	-	-	-	-
Total	**29,247,529**	**109,305**	**1,409**	**29,358,243**	**27,906,048**

4.3 Available-for-sale financial assets: hedged

ASSETS/TYPE OF HEDGING	HEDGED ASSETS 31.12.2006 FAIR VALUE	HEDGED ASSETS 31.12.2006 CASH FLOW	HEDGED ASSETS 31.12.2005 FAIR VALUE	HEDGED ASSETS 31.12.2005 CASH FLOW
1. Debt securities	2,940,463	-	3,239,733	438,628
2. Equity instruments	128,758	765,968	269,185	-
3. Units in investments funds	25,682	-	-	-
4. Loans	-	-	-	-
5. Portfolio	-	-	-	-
Total	**3,094,903**	**765,968**	**3,508,918**	**438,628**

The amounts shown in this table are totally included in the Banking Group portion.

4.4 Available-for-sale financial assets: subject to micro-hedging

ITEMS/VALUES	31.12.2006 BANKING GROUP	31.12.2006 INSURANCE COMPANIES	31.12.2006 OTHER COMPANIES	31.12.2006 TOTAL	31.12.2005 TOTAL
1. Financial assets subject to micro-hedging of fair value	**3,094,903**	-	-	**3,094,903**	**3,508,918**
a) Interest rate risk	2,784,398	-	-	2,784,398	3,239,733
b) Price risk	154,178	-	-	154,178	269,100
c) Currency risk	156,064	-	-	156,064	85
d) Credit risk	-	-	-	-	-
e) Multiple risks	263	-	-	263	-
2. Financial assets subject to micro-hedging of cash flows	**765,968**	-	-	**765,968**	**438,628**
a) Interest rate risk	-	-	-	-	438,628
b) Currency risk	-	-	-	-	-
c) Other	765,968	-	-	765,968	-
Total	**3,860,871**	-	-	**3,860,871**	**3,947,546**

4.5 Available-for-sale financial assets (other than assets sold and not derecognised or impaired assets): annual changes

	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**17,619,616**	**7,594,597**	**1,057,134**	**1,633,746**	**27,905,093**
B. Increases	**24,469,339**	**7,730,180**	**2,071,814**	**211**	**34,271,544**
B1. Purchases	19,664,677	4,096,418	1,533,257	-	25,294,352
B.2 Positive changes in fair value	77,609	1,548,867	1,296	-	1,627,772
B3. Write-backs	574,025	848,635	45,611	-	1,468,271
- through profit or loss	*2,545*	-	-	-	*2,545*
- in equity	*571,480*	*848,635*	*45,611*	-	*1,465,726*
B.4 Transfers from other portfolios	122,140	74,446	-	-	196,586
B5.Other changes	4,030,888	1,161,814	491,650	211	5,684,563
C. Reductions	**25,482,519**	**5,105,496**	**682,621**	**1,633,952**	**32,904,588**
C1. Sales	18,495,515	3,981,561	480,621	650	22,958,347
C2.Redemptions	2,496,134	127,646	2,993	1,632,944	4,259,717
C.3 Negative changes in fair value	339,233	160,747	9,727	-	509,707
C4. Impairment	536,338	388,466	40,488	-	965,292
- through profit or loss	*20,051*	*19,454*	*199*	-	*39,704*
- in equity	*516,287*	*369,012*	*40,289*	-	*925,588*
C.5 Transfers to other portfolios	40,301	55,329	-	-	95,630
C6. Other changes	3,574,998	391,747	148,792	358	4,115,895
D. Closing balance	**16,606,436**	**10,219,281**	**2,446,327**	**5**	**29,272,049**

4.5.1 Banking Group portion

	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**17,555,469**	**7,594,253**	**1,057,134**	**1,633,746**	**27,840,602**
B. Increases	**24,019,998**	**7,729,695**	**2,071,322**	**211**	**33,821,226**
B1. Purchases	19,249,064	4,096,418	1,533,216	-	24,878,698
B.2 Positive changes in fair value	71,905	1,548,867	1,296	-	1,622,068
B3. Write-backs	574,025	848,635	45,611	-	1,468,271
- through profit or loss	*2,545*	-	-	-	*2,545*
- in equity	*571,480*	*848,635*	*45,611*	-	*1,465,726*
B.4 Transfers from other portfolios	122,140	74,263	-	-	196,403
B5.Other changes	4,002,864	1,161,512	491,199	211	5,655,786
C. Reductions	**25,078,866**	**5,105,083**	**682,592**	**1,633,952**	**32,500,493**
C1. Sales	18,482,810	3,981,561	480,621	650	22,945,642
C2.Redemptions	2,491,322	127,646	2,993	1,632,944	4,254,905
C.3 Negative changes in fair value	339,139	160,747	9,698	-	509,584
C4. Impairment	536,338	388,466	40,488	-	965,292
- through profit or loss	*20,051*	*19,454*	*199*	-	*39,704*
- in equity	*516,287*	*369,012*	*40,289*	-	*925,588*
C.5 Transfers to other portfolios	40,301	55,146	-	-	95,447
C6. Other changes	3,188,956	391,517	148,792	358	3,729,623
D. Closing balance	**16,496,601**	**10,218,865**	**2,445,864**	**5**	**29,161,335**

4.5.2 Insurance companies portion

	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**63,257**	**150**	**-**	**-**	**63,407**
B. Increases	**76,129**	**265**	**-**	**-**	**76,394**
B1. Purchases	44,143	-	-	-	44,143
B.2 Positive changes in fair value	5,579	-	-	-	5,579
B3. Write-backs	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
B.4 Transfers from other portfolios	-	183	-	-	183
B5.Other changes	26,407	82	-	-	26,489
C. Reductions	**30,278**	**218**	**-**	**-**	**30,496**
C1. Sales	12,705	-	-	-	12,705
C2.Redemptions	3,688	-	-	-	3,688
C.3 Negative changes in fair value	-	-	-	-	-
C4. Impairment	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
C.5 Transfers to other portfolios	-	183	-	-	183
C6. Other changes	13,885	35	-	-	13,920
D. Closing balance	**109,108**	**197**	**-**	**-**	**109,305**

4.5.3 Other companies portion

	CHANGES IN 2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**890**	**194**	**-**	**-**	**1,084**
B. Increases	**373,212**	**220**	**492**	**-**	**373,924**
B1. Purchases	371,470	-	41	-	371,511
B.2 Positive changes in fair value	125	-	-	-	125
B3. Write-backs	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
B.4 Transfers from other portfolios	-	-	-	-	-
B5.Other changes	1,617	220	451	-	2,288
C. Reductions	**373,375**	**195**	**29**	**-**	**373,599**
C1. Sales	-	-	-	-	-
C2.Redemptions	1,124	-	-	-	1,124
C.3 Negative changes in fair value	94	-	29	-	123
C4. Impairment	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
C.5 Transfers to other portfolios	-	-	-	-	-
C6. Other changes	372,157	195	-	-	372,352
D. Closing balance	**727**	**219**	**463**	**-**	**1,409**

Section 5 - Held-to-maturity investments - Item 50

5.1 Held-to-maturity investments: product breakdown

	31.12.2006								31.12.2005	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
TYPE OF TRANSACTIONS/ VALUES	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
1. Debt securities	10,751,602	10,867,258	-	-	-	-	10,751,602	10,867,258	11,832,825	11,928,822
1.1 Structured securities	424,606	427,640	-	-	-	-	424,606	427,640	n.a.	n.a.
1.2 Other securities	10,326,996	10,439,618	-	-	-	-	10,326,996	10,439,618	n.a.	n.a.
2. Loans	455	455	-	-	-	-	455	455	65,142	66,692
3. Impaired assets	-	-	-	-	-	-	-	-	-	-
4. Assets sold but not derecognised	-	-	-	-	-	-	-	-	-	-
Total	10,752,057	10,867,713	-	-	-	-	10,752,057	10,867,713	11,897,967	11,995,514

5.2 Held-to-maturity investments: breakdown by issuer/borrower

	31.12.2006				31.12.2005
TYPE OF TRANSACTIONS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Debt securities	**10,751,602**	-	-	**10,751,602**	**11,832,825**
a) Governments and central banks	7,109,163	-	-	7,109,163	7,548,694
b) Other public-sector entities	348,893	-	-	348,893	245,956
c) Banks	1,304,818	-	-	1,304,818	1,589,502
d) Other issuers	1,988,728	-	-	1,988,728	2,448,673
2. Loans	**455**	-	-	**455**	**65,142**
a) Governments and central banks	-	-	-	-	65,142
b) Other public-sector entities	-	-	-	-	-
c) Banks	455	-	-	455	-
d) Other entities	-	-	-	-	-
3. Impaired assets	-	-	-	-	-
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
4. Assets sold but not derecognised	-	-	-	-	-
a) Governments and central banks	-	-	-	-	-
b) Other public-sector entities	-	-	-	-	-
c) Banks	-	-	-	-	-
d) Other entities	-	-	-	-	-
Total	**10,752,057**	-	-	**10,752,057**	**11,897,967**

5.3 Held to maturity investments: hedged

There are no hedged investments to be disclosed.

5.4 Held-to-maturity investments (other than assets sold but not derecognised or impaired assets): annual changes

	CHANGES IN 2006		
	DEBT SECURITIES	LOANS	TOTAL
A. Opening balance	**11,832,825**	**65,142**	**11,897,967**
B. Increases	**6,160,952**	**26,515**	**6,187,467**
B.1 Purchases	5,524,642	-	5,524,642
B.2 Write-backs	1,255	-	1,255
B.3 Transfers from other portfolios	40,302	-	40,302
B4. Other changes	594,753	26,515	621,268
C. Reductions	**7,242,175**	**91,202**	**7,333,377**
C.1 Sales	43,974	-	43,974
C.2 Redemptions	5,570,301	77,913	5,648,214
C.3 Write-downs	52	-	52
C.4 Transfers to other portfolios	121,716	-	121,716
C5. Other changes	1,506,132	13,289	1,519,421
D. Closing balance	**10,751,602**	**455**	**10,752,057**

Section 6 - Loans and receivables with banks - Item 60

6.1 Loans and receivables with banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
A. Loans to Central Banks	**12,369,921**	**11,119,989**
1. Time deposits	240,267	140,491
2. Compulsory reserves	11,083,248	8,985,825
3. Repos	512,824	556,627
4. Other	533,582	1,437,046
B. Loans to Banks	**71,345,515**	**64,979,486**
1. Current accounts and demand deposits	14,672,736	8,943,240
2. Time deposits	14,283,854	20,340,563
3. Other loans	41,638,155	33,106,278
3.1 Repos	*25,853,405*	*n.a.*
3.2 Finance leases	*3,116*	*n.a.*
3.3 Other	*15,781,634*	*n.a.*
4. Debt securities	684,995	2,377,168
4.1 Structured	-	*n.a.*
4.2 Other	*684,995*	*n.a.*
5. Impaired assets	65,775	212,237
6. Assets sold not derecognised	-	-
Total (carrying value)	**83,715,436**	**76,099,475**
Total (fair value)	**83,701,088**	**76,332,286**

6.1.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
A. Loans to Central Banks	**12,369,921**
1. Time deposits	240,267
2. Compulsory reserves	11,083,248
3. Repos	512,824
4. Other	533,582
B. Loans to Banks	**71,306,092**
1. Current accounts and demand deposits	14,666,984
2. Time deposits	14,275,049
3. Other loans	41,613,289
3.1 Repos	*25,832,749*
3.2 Finance leases	*3,116*
3.3 Other	*15,777,424*
4. Debt securities	684,995
4.1 Structured	-
4.2 Other	*684,995*
5. Impaired assets	65,775
6. Assets sold not derecognised	-
Total (carrying value)	**83,676,013**
Total (fair value)	**83,661,665**

6.1.2 Insurance Companies portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
A. Loans to Central Banks	**-**
1. Time deposits	-
2. Compulsory reserves	-
3. Repos	-
4. Other	-
B. Loans to Banks	**17,764**
1. Current accounts and demand deposits	4,749
2. Time deposits	8,805
3. Other loans	4,210
3.1 Repos	-
3.2 Finance leases	-
3.3 Other	*4,210*
4. Debt securities	-
4.1 Structured	-
4.2 Other	-
5. Impaired assets	-
6. Assets sold not derecognised	-
Total (carrying value)	**17,764**
Total (fair value)	**17,764**

6.1.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
A. Loans to Central Banks	**-**
1. Time deposits	-
2. Compulsory reserves	-
3. Repos	-
4. Other	-
B. Loans to Banks	**21,659**
1. Current accounts and demand deposits	1,003
2. Time deposits	-
3. Other loans	20,656
3.1 Repos	*20,656*
3.2 Finance leases	-
3.3 Other	-
4. Debt securities	-
4.1 Structured	-
4.2 Other	-
5. Impaired assets	-
6. Assets sold not derecognised	-
Total (carrying value)	**21,659**
Total (fair value)	**21,659**

6.2 Loans and receivables with banks: subject to micro-hedging

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Loans and receivables subject to micro-hedging of fair value	**18,871**	**1,359**
a) Interest rate risk	17,222	1,359
b) Currency risk	1,623	-
c) Credit risk	26	-
d) Multiple risks	-	-
2. Loans and receivables subject to micro-hedging of cash flows	**348,856**	-
a) Interest rate risk	306,583	-
b) Currency risk	326	-
c) Other	41,947	-
Total	**367,727**	**1,359**

6.2.1 Banking Group Portion

TYPE OF TRANSACTIONS/VALUES	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**18,845**
a) Interest rate risk	17,222
b) Currency risk	1,623
c) Credit risk	-
d) Multiple risks	-
2. Loans and receivables subject to micro-hedging of cash flows	**348,606**
a) Interest rate risk	306,583
b) Currency risk	326
c) Other	41,697
Total	**367,451**

6.2.2 Insurance companies portion

There are no loans or receivables with banks subject to micro-hedging.

6.2.3 Other Companies Portion

TYPE OF TRANSACTIONS/VALUES	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**26**
a) Interest rate risk	-
b) Currency risk	-
c) Credit risk	26
d) Multiple risks	-
2. Loans and receivables subject to micro-hedging of cash flows	**250**
a) Interest rate risk	-
b) Currency risk	-
c) Other	250
Total	**276**

6.3 Finance leases: banks

	31.12.2006		31.12.2005	
LESSOR INFORMATION	MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:				
Up to 12 months	2,043	2,037	438	299
From 1 to 5 years	1,097	1,079	380	218
Later than 5 years	-	-	38	37
Total gross/net investment value	**3,140**	**3,116**	**856**	**554**
of which: Unguaranteed residual values of assets leased under finance leases	-	-	-	-
Less: Unearned finance income (by remaining maturity)	**(24)**	**X**	**(302)**	**X**
Present value of minimum lease payments receivable (net investment in the lease)	**3,116**	**3,116**	**554**	**554**

Part B) Consolidated Balance Sheet - Assets

Section 7 - Loans and receivables with customers - Item 70

7.1 Loans and receivables with customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Current accounts	58,772,529	49,829,754
2. Repos	3,183,279	2,884,589
3. Mortgages	165,093,886	163,907,898
4. Credit cards and personal loans, incl. loans guaranteed by salary	13,911,419	10,829,138
5. Finance leases	14,358,301	13,440,643
6. Factoring	2,091,737	1,837,406
7. Other transactions	149,208,999	146,071,809
8. Debt securities	592,232	3,429,971
8.1 Structured securities	-	*n.a.*
8.2 Other debt securities	*592,232*	*n.a.*
9. Impaired assets	14,237,288	18,065,596
10. Assets sold but not derecognised	19,870,358	14,980,310
Total (carrying value)	**441,320,028**	**425,277,114**
Total (fair value)	**445,388,438**	**427,467,460**

7.1.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
1. Current accounts	58,632,684
2. Repos	3,183,279
3. Mortgages	165,093,886
4. Credit cards and personal loans, incl. loans guaranteed by salary	13,911,419
5. Finance leases	14,358,301
6. Factoring	2,091,737
7. Other transactions	149,203,222
8. Debt securities	592,232
8.1 Structured securities	-
8.2 Other debt securities	*592,232*
9. Impaired assets	14,237,048
10. Assets sold but not derecognised	19,870,358
Total (carrying value)	**441,174,166**
Total (fair value)	**445,242,576**

7.1.2 Insurance Companies portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
1. Current accounts	139,845
2. Repos	-
3. Mortgages	-
4. Credit cards and personal loans, incl. loans guaranteed by salary	-
5. Finance leases	-
6. Factoring	-
7. Other transactions	-
8. Debt securities	-
8.1 Structured securities	-
8.2 Other debt securities	-
9. Impaired assets	240
10. Assets sold but not derecognised	-
Total (carrying value)	**140,085**
Total (fair value)	**140,085**

7.1.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
1. Current accounts	-
2. Repos	-
3. Mortgages	-
4. Credit cards and personal loans, incl. loans guaranteed by salary	-
5. Finance leases	-
6. Factoring	-
7. Other transactions	5,777
8. Debt securities	-
8.1 Structured securities	-
8.2 Other debt securities	-
9. Impaired assets	-
10. Assets sold but not derecognised	-
Total (carrying value)	**5,777**
Total (fair value)	**5,777**

7.2 Loans and receivables with customers: breakdown by issuer/borrower

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Debt securities	**592,232**	**3,429,971**
a) Governments	177,561	173,765
b) Other public-sector entities	179,293	182,394
c) Other issuers	235,378	3,073,812
- non-financial companies	34,060	1,524,058
- financial companies	149,228	474,607
- insurance companies	45,000	109,544
- other	7,090	965,603
2. Loans to:	**406,620,150**	**388,801,237**
a) Governments	10,578,759	14,437,545
b) Other public-sector entities	8,489,730	13,252,411
c) Other entities	387,551,661	361,111,281
- non-financial companies	230,310,874	215,664,337
- financial companies	23,494,721	21,286,948
- insurance companies	1,034,840	1,255,545
- other	132,711,226	122,904,451
3. Impaired assets:	**14,237,288**	**18,065,596**
a) Governments	48,858	21
b) Other public-sector entities	123,948	24,480
c) Other entities	14,064,482	18,041,095
- non-financial companies	9,659,472	9,478,707
- financial companies	470,373	662,573
- insurance companies	41,483	115,519
- other	3,893,154	7,784,296
4. Assets sold but not derecognised:	**19,870,358**	**14,980,310**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	19,870,358	14,980,310
- non-financial companies	5,916,784	4,550,509
- financial companies	32,771	32,224
- insurance companies	10	3,613
- other	13,920,793	10,393,964
Total	**441,320,028**	**425,277,114**

2005 loans figures of HVB group have been reclassified on the basis of more detailed data.

7.2.1 Banking Group portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
1. Debt securities	**592,232**
a) Governments	177,561
b) Other public-sector entities	179,293
c) Other issuers	235,378
- non-financial companies	34,060
- financial companies	149,228
- insurance companies	45,000
- other	7,090
2. Loans to:	**406,474,528**
a) Governments	10,578,759
b) Other public-sector entities	8,489,730
c) Other entities	387,406,039
- non-financial companies	230,310,874
- financial companies	23,494,659
- insurance companies	1,034,764
- other	132,565,742
3. Impaired assets:	**14,237,048**
a) Governments	48,858
b) Other public-sector entities	123,948
c) Other entities	14,064,242
- non-financial companies	9,659,472
- financial companies	470,373
- insurance companies	41,483
- other	3,892,914
4. Assets sold but not derecognised:	**19,870,358**
a) Governments	-
b) Other public-sector entities	-
c) Other entities	19,870,358
- non-financial companies	5,916,784
- financial companies	32,771
- insurance companies	10
- other	13,920,793
Total	**441,174,166**

7.2.2 Insurance Companies portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
1. Debt securities	**-**
a) Governments	-
b) Other public-sector entities	-
c) Other issuers	-
- non-financial companies	-
- financial companies	-
- insurance companies	-
- other	-
2. Loans to:	**139,845**
a) Governments	-
b) Other public-sector entities	-
c) Other entities	139,845
- non-financial companies	-
- financial companies	62
- insurance companies	76
- other	139,707
3. Impaired assets:	**240**
a) Governments	-
b) Other public-sector entities	-
c) Other entities	240
- non-financial companies	-
- financial companies	-
- insurance companies	-
- other	240
4. Assets sold but not derecognised:	**-**
a) Governments	-
b) Other public-sector entities	-
c) Other entities	-
- non-financial companies	-
- financial companies	-
- insurance companies	-
- other	-
Total	**140,085**

7.2.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
1. Debt securities	**-**
a) Governments	-
b) Other public-sector entities	-
c) Other issuers	-
- non-financial companies	-
- financial companies	-
- insurance companies	-
- other	-
2. Loans to:	**5,777**
a) Governments	-
b) Other public-sector entities	-
c) Other entities	5,777
- non-financial companies	-
- financial companies	-
- insurance companies	-
- other	5,777
3. Impaired assets:	**-**
a) Governments	-
b) Other public-sector entities	-
c) Other entities	-
- non-financial companies	-
- financial companies	-
- insurance companies	-
- other	-
4. Assets sold but not derecognised:	**-**
a) Governments	-
b) Other public-sector entities	-
c) Other entities	-
- non-financial companies	-
- financial companies	-
- insurance companies	-
- other	-
Total	**5,777**

7.3 Loans and receivables with customers: subject to micro-hedging

TYPES OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Loans and receivables subject to micro-hedging of fair value	**581,679**	**3,021,402**
a) Interest rate risk	329,382	3,021,402
b) Currency risk	-	-
c) Credit risk	-	-
d) Multiple risks	252,297	-
2. Loans and receivables subject to micro-hedging of cash flows	**423,975**	**100,337**
a) Interest rate risk	196,993	100,337
b) Currency risk	68,090	-
c) Other	158,892	-
Total	**1,005,654**	**3,121,739**

7.3.1 Banking Group Portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**581,679**
a) Interest rate risk	329,382
b) Currency risk	-
c) Credit risk	-
d) Multiple risks	252,297
2. Loans and receivables subject to micro-hedging of cash flows	**418,198**
a) Interest rate risk	196,993
b) Currency risk	68,090
c) Other	153,115
Total	**999,877**

7.3.2 Insurance companies portion

There are no loans or receivables with customers subject to micro-hedging.

7.3.3 Other Companies Portion

TYPES OF TRANSACTIONS/VALUES	31.12.2006
1. Loans and receivables subject to micro-hedging of fair value	**-**
a) Interest rate risk	-
b) Currency risk	-
c) Credit risk	-
d) Multiple risks	-
2. Loans and receivables subject to micro-hedging of cash flows	**5,777**
a) Interest rate risk	-
b) Currency risk	-
c) Other	5,777
Total	**5,777**

7.4 Finance leases: customers

	31.12.2006	
LESSOR INFORMATION	MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:		
Up to 12 months	4,879,161	4,138,665
From 1 to 5 years	12,040,661	10,189,480
Over 5 years	7,090,828	6,044,403
Total gross/net investment value	**24,010,650**	**20,372,548**
of which: Unguaranteed residual values of assets leased under finance leases	*877,333*	*877,333*
Less: Unearned finance income (by remaining maturity)	**(3,638,102)**	**X**
Present value of minimum lease payments receivable (net investment in the lease)	**20,372,548**	**20,372,548**

The minimum lease payments also include the portion of the agreements classified as assets sold but non derecognised.

Section 8 - Hedging derivatives - Item 80

8.1 Hedging derivatives: breakdown by contract and underlying assets

TYPE OF DERIVATIVES/UNDERLYING ASSETS	31.12.2006					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	**47,650**	**-**	**137**	**-**	**-**	**47,787**
• With underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• With no underlying asset exchange	47,650	-	137	-	-	47,787
- purchased options	-	-	*137*	-	-	*137*
- other derivatives	*47,650*	-	-	-	-	*47,650*
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• With underlying asset exchange	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
Total (A)	**47,650**	**-**	**137**	**-**	**-**	**47,787**
B) Unlisted						
1) Financial derivatives	**1,993,803**	**194,772**	**404,199**	**-**	**-**	**2,592,774**
• With underlying asset exchange	6,642	146,553	139,909	-	-	293,104
- purchased options	*4,784*	-	*139,909*	-	-	*144,693*
- other derivatives	*1,858*	*146,553*	-	-	-	*148,411*
• With no underlying asset exchange	1,987,161	48,219	264,290	-	-	2,299,670
- purchased options	*13,126*	*30,000*	*177,307*	-	-	*220,433*
- other derivatives	*1,974,035*	*18,219*	*86,983*	-	-	*2,079,237*
2) Credit derivatives	**-**	**-**	**-**	**-**	**369,000**	**369,000**
• With underlying asset exchange	-	-	-	-	9,000	9,000
• With no underlying asset exchange	-	-	-	-	360,000	360,000
Total (B)	**1,993,803**	**194,772**	**404,199**	**-**	**369,000**	**2,961,774**
Total (A+B)	**2,041,453**	**194,772**	**404,336**	**-**	**369,000**	**3,009,561**
Total (A+B) 31.12.2005	**3,040,668**	**352,800**	**761,832**	**-**	**182,000**	**4,337,300**

8.1.1 Banking Group Portion

TYPE OF DERIVATIVES/UNDERLYING ASSETS	31.12.2006					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	**47,650**	**-**	**137**	**-**	**-**	**47,787**
• With underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• With no underlying asset exchange	47,650	-	137	-	-	47,787
- purchased options	-	-	137	-	-	137
- other derivatives	47,650	-	-	-	-	47,650
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**
• With underlying asset exchange	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
Total (A)	**47,650**	**-**	**137**	**-**	**-**	**47,787**
B) Unlisted						
1) Financial derivatives	**1,993,038**	**194,772**	**404,199**	**-**	**-**	**2,592,009**
• With underlying asset exchange	6,642	146,553	139,909	-	-	293,104
- purchased options	4,784	-	139,909	-	-	144,693
- other derivatives	1,858	146,553	-	-	-	148,411
• With no underlying asset exchange	1,986,396	48,219	264,290	-	-	2,298,905
- purchased options	13,126	30,000	177,307	-	-	220,433
- other derivatives	1,973,270	18,219	86,983	-	-	2,078,472
2) Credit derivatives	**-**	**-**	**-**	**-**	**369,000**	**369,000**
• With underlying asset exchange	-	-	-	-	9,000	9,000
• With no underlying asset exchange	-	-	-	-	360,000	360,000
Total (B)	**1,993,038**	**194,772**	**404,199**	**-**	**369,000**	**2,961,009**
Total (A+B)	**2,040,688**	**194,772**	**404,336**	**-**	**369,000**	**3,008,796**

8.1.2 Insurance companies portion

There are no hedging derivatives held by insurance companies.

8.1.3 Other Companies portion

TYPE OF DERIVATIVES/UNDERLYING ASSETS	31.12.2006					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	-	-	-	-	-	-
• With underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
• With underlying asset exchange	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
Total (A)	-	-	-	-	-	-
B) Unlisted						
1) Financial derivatives	**765**	-	-	-	-	**765**
• With underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• With no underlying asset exchange	765	-	-	-	-	765
- purchased options	-	-	-	-	-	-
- other derivatives	765	-	-	-	-	765
2) Credit derivatives	-	-	-	-	-	-
• With underlying asset exchange	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
Total (B)	**765**	-	-	-	-	**765**
Total (A+B)	**765**	-	-	-	-	**765**

8.2 Hedging derivatives: breakdown by hedged assets and risk

TRANSACTIONS/TYPES OF HEDGES	31.12.2006							
	FAIR VALUE						CASH-FLOW HEDGES	
	MICRO-HEDGE							
	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	17,597	-	-	139,909	-	X	175,317	X
2. Loans and receivables	5,165	-	-	X	-	X	-	X
3. Held-to-maturity investments	X	-	-	X	-	X	247	X
4. Portfolio	X	X	X	X	X	46,098	X	442,697
Total assets	**22,762**	**-**	**-**	**139,909**	**-**	**46,098**	**175,564**	**442,697**
1. Financial liabilities	561,835	49,024	-	X	30,361	X	856,787	X
2. Portfolio	X	X	X	X	X	360,563	X	323,961
Total liabilities	**561,835**	**49,024**	**-**	**-**	**30,361**	**360,563**	**856,787**	**323,961**

8.2.1 Banking Group Portion

TRANSACTIONS/TYPES OF HEDGES	31.12.2006							
	FAIR VALUE						CASH-FLOW HEDGES	
	MICRO-HEDGE							
	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	17,597	-	-	139,909	-	X	175,317	X
2. Loans and receivables	5,165	-	-	X	-	X	-	X
3. Held-to-maturity investments	X	-	-	X	-	X	247	X
4. Portfolio	X	X	X	X	X	46,098	X	441,932
Total assets	**22,762**	**-**	**-**	**139,909**	**-**	**46,098**	**175,564**	**441,932**
1. Financial liabilities	561,835	49,024	-	X	30,361	X	856,787	X
2. Portfolio	X	X	X	X	X	360,563	X	323,961
Total liabilities	**561,835**	**49,024**	**-**	**X**	**30,361**	**360,563**	**856,787**	**323,961**

8.2.2 Insurance Companies Portion

There are no hedging derivatives held by insurance companies.

8.2.3 Other Companies Portion

TRANSACTIONS/TYPES OF HEDGES	31.12.2006							
	FAIR VALUE						CASH-FLOW HEDGES	
	MICRO-HEDGE					MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS			
1. Available-for-sale financial assets	-	-	-	-	-	-	-	X
2. Loans and receivables	-	-	-	X	-	-	-	X
3. Held-to-maturity investments	X	-	-	X	-	-	-	X
4. Portfolio	X	X	X	X	X	-	X	765
Total assets	-	-	-	-	-	-	-	**765**
1. Financial liabilities	-	-	-	X	-	X	-	X
2. Portfolio	X	X	X	X	X	-	X	-
Total liabilities	-	-	-	-	-	-	-	-

Section 9 - Changes in fair value of portfolio hedged items - Item 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

	31.12.2006			
CHANGES TO HEDGED ASSETS/ GROUP COMPONENTS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
1. Positive changes	**303,071**	**-**	**-**	**303,071**
1.1 of specific portfolios:	44,618	-	-	44,618
a) loans and receivables	44,618	-	-	44,618
b) available-for-sale financial assets	-	-	-	-
1.2 overall	258,453	-	-	258,453
2. Negative changes	**75,023**	**-**	**-**	**75,023**
2.1 of specific portfolios:	8,431	-	-	8,431
a) loans and receivables	8,431	-	-	8,431
b) available-for-sale financial assets	-	-	-	-
2.2 overall	66,592	-	-	66,592
Total	**228,048**	**-**	**-**	**228,048**

9.2 Banking group assets subject to macro-hedging of interest-rate risk: breakdown

HEDGED ASSETS	31.12.2006	31.12.2005
1. Loans and receivables	1,637,657	15,978,139
2. Available-for-sale financial assets	-	-
3. Portfolio	8,351,513	6,642,795
Total	**9,989,170**	**22,620,934**

Notes to the Consolidated Accounts

Part B) Consolidated Balance Sheet - Assets

Section 10 - Investments in associates and joint ventures - Item 100

10.1 Equity investments in joint ventures (valued at equity) and companies under significant influence: information on shareholders' equity (*)

NAME	REGISTRED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
VALUED AT EQUITY					
AVIVA SPA	MILAN	8	UNICREDIT BANCA SPA	49.00	
CREDITRAS ASSICURAZIONI SPA	MILAN	8	UNICREDIT BANCA SPA	50.00	
CREDITRAS VITA SPA	MILAN	8	UNICREDIT BANCA SPA	50.00	
UNICREDIT CLARIMA A.D.	SOFIA	1	BULBANK AD	49.90	
			UNICREDIT CLARIMA BANCA SPA	50.10	
S.S.I.S. - SOCIETÀ SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	50.00	
UNICREDIT (SUISSE) TRUST SA	LUGANO	1	UNICREDIT (SUISSE) BANK SA	100.00	
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	1	UNICREDIT PRIVATE BANKING SPA	100.00	
OAK RIDGE INVESTMENT LLC	WILMINGTON	8	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	49.00	
UNICREDIT CHINA CAPITAL LTD	HONG KONG	1	UNICREDIT BANCA MOBILIARE SPA	51.00	
ZIVNOSTENSKA FINANCE BV	AMSTERDAM	1	ZIVNOSTENSKA BANKA AS	100.00	
ANICA SYSTEM SA	LUBLIN	8	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	33.84	
CENTRAL POLAND FUND LLC	DELAWARE	1	BANK PEKAO SA	53.19	
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	8	BANK BPH SA	11.48	
			BANK PEKAO SA	22.96	
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	8	BANK PEKAO SA	25.00	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
UPI POSLOVNI SISTEM DOO	SARAJEVO	1	UNICREDIT ZAGREBACKA BANKA DD	48.79	
			ZANE BH DOO	20.63	
BANQUE DE COMMERCE ET DE PLACEMENTS SA	GENEVA	8	YAPI VE KREDI BANKASI AS	30.67	
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	ISTANBUL	8	YAPI VE KREDI BANKASI AS	30.45	
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	NAPLES	8	QUERCIA SOFTWARE SPA	33.33	
CONSORTIUM SRL	MILAN	8	UNICREDITO ITALIANO SPA	31.24	
CONSORZIO CARICESE	BOLOGNA	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	0.17	
			UNICREDIT BANCA D IMPRESA SPA	0.07	
			UNICREDIT BANCA PER LA CASA SPA	0.07	
			UNICREDIT BANCA SPA	0.07	
			UNICREDIT CLARIMA BANCA SPA	0.07	
			UNICREDIT PRIVATE BANKING SPA	0.07	
			UNICREDIT XELION BANCA SPA	0.07	
			UNICREDITO ITALIANO SPA	33.11	
FIDIA SGR SPA	MILAN	8	UNICREDITO ITALIANO SPA	25.00	

10.1 Equity investments in joint ventures (valued at equity) and companies under significant influence: information on shareholders' equity (*) continued

NAME	REGISTRED OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
LISEURO SPA	UDINE	8	UNICREDITO ITALIANO SPA	35.11	
SVILUPPO GLOBALE GEIE	ROME	8	UNICREDITO ITALIANO SPA	25.00	
SYNESIS FINANZIARIA SPA	TURIN	8	UNICREDITO ITALIANO SPA	25.00	
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	1	UNICREDIT AUDIT SPA	100.00	
UNIMANAGEMENT SRL	TURIN	1	UNICREDITO ITALIANO SPA	100.00	
RAMIUS HVB PARTNERS LLC	NEW YORK	8	HVB ALTERNATIVE ADVISORS LLC	50.00	
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZBURG	8	BANK AUSTRIA CREDITANSTALT AG	24.10	
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	16.14	
			CABET-HOLDING-AKTIENGESELLSCHAFT	24.75	
			SCHOELLERBANK AKTIENGESELLSCHAFT	8.26	
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	8	BANK AUSTRIA CREDITANSTALT AG	9.85	4.93
			CABET-HOLDING-AKTIENGESELLSCHAFT	37.53	
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	8	BANK AUSTRIA CREDITANSTALT AG	8.02	7.36
			CABET-HOLDING-AKTIENGESELLSCHAFT	28.01	
OBERBANK AG	LINZ	8	BANK AUSTRIA CREDITANSTALT AG	4.22	1.49
			CABET-HOLDING-AKTIENGESELLSCHAFT	29.37	33.06
CA IB INVEST D.O.O	ZAGREB	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PLEIADE SRL	MILAN	1	I-FABER SOCIET PER AZIONI	100.00	
RAMIUS CAPITAL GROUP, L.L.C.	NEW YORK	8	BANK AUSTRIA CAYMAN ISLANDS LTD.	24.90	
UNICREDIT FACTORING EAD	SOFIA	1	BULBANK AD	100.00	

1. Type of relationship:
 1 = majority of voting rights at ordinary shareholders' meeting
 8 = associate company.
2. Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.
* Beside above-mentioned companies, there are companies totally controlled or under significant influence valued at cost

10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYNG VALUE
A. Equity method					
A.2 Companies under significant influence					
RAMIUS HVB PARTNERS LLC	271,424	36,326	8,406	197,743	35,000
RAMIUS CAPITAL GROUP L.L.C.	1,209,274	167,572	43,033	282,047	55,129
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	1,714	1,110	16	1,099	539
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	20,291	11,004	6,650	18,883	9,253
ANICA SYSTEM SA	6,286	1,587	1,587	3,896	1,318
AVIVA SPA	9,054,837	39,764	23,028	708,516	351,001
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	7,373,900	160,691	45,591	499,987	258,178
BANQUE DE COMMERCE ET DE PLACEMENTS SA	978,100	65,334	5,264	74,557	9,168
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	5,904,000	133,808	18,831	369,950	89,169
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	5,214,000	140,832	39,375	411,469	153,889
CONSORTIUM SRL	11,020	376	325	10,683	3,338
CONSORZIO CARICESE	10,079	24,225	-	1,624	547
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	505	-	-	22	8
CREDITRAS ASSICURAZIONI SPA	23,238	20,424	10,685	23,238	11,619
CREDITRAS VITA SPA	21,257,654	129,686	76,713	530,943	265,471
FIDIA SGR SPA	11,981	1,631	(632)	10,824	2,706
KRAJOWA IZBA ROZLICZENIOWA SA	27,917	5,643	5,643	23,049	7,938
LISEURO SPA	7,332	2,524	170	3,983	1,398
OAK RIDGE INVESTMENT LLC	3,813	6,625	6,625	1,494	14,497 [1]
OBERBANK AG	13,219,000	338,002	91,602	824,000	329,161
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	27,500,000	116,824	32,712	394,518	207,649
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	59,109	14,267	11,053	26,228	6,558
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	696	50	50	697	349
SVILUPPO GLOBALE GEIE	66	20	(30)	30	7
SYNESIS FINANZIARIA SPA	502,456	122,230	118,270	499,001	124,750
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	131,308	4,794	1,900	51,636	6,304
A.3 Controlled companies					
CA IB INVEST D.O.O	540	703	31	483	483
CENTRAL POLAND FUND LLC	1,462	-	(28)	1,462	203
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	7,908	2,774	2,774	7,190	7,191
PLEIADE SRL	201	198	-	28	28
UNICREDIT (SUISSE) TRUST SA	175	151	18	145	145
UNICREDIT (U.K.) TRUST SERVICES LTD	149	-	-	149	149
UNICREDIT AUDIT (IRELAND) LTD	744	1,617	20	30	30
UNICREDIT CHINA CAPITAL LTD	40	105	(1)	9	1,862 [1]
UNICREDIT CLARIMA A.D.	3,839	145	(1,255)	944	944
UNICREDIT FACTORING EAD	128		-	128	128
UNIMANAGEMENT SRL	119	1	(1)	118	118
UPI POSLOVNI SISTEM DOO	2,435	666	23	2,435	1,691
ZIVNOSTENSKA FINANCE BV	4	-	(8)	-	-



10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information continued

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYNG VALUE
B. Companies at proportional method					
B.1 Companies under joint control					
KOC FINANSAL HIZMETLER AS	1,631,643	22,676	6,393	1,531,202	-
KOC YATIRIM MENKUL DEGERLER A.S.	43,556	27,080	17,610	40,297	-
KOCBANK AZERBAIJAN LTD	51,243	6,246	2,061	7,138	-
KOCBANK NEDERLAND NV	930,680	71,475	13,287	87,969	-
ORBIT ASSET MANAGEMENT LIMITED	1,896	11,826	-	36	-
STICHTING CUSTODY SERVICES KBN	125	-	-	125	-
TLX SPA	6,056	9,712	-	4,868	-
YAPI KREDI BANK DEUTSCHLAND AG	84,480	10,672	(21,112)	45,867	-
YAPI KREDI BANK NEDERLAND NV	357,850	27,414	2,236	52,368	-
YAPI KREDI EMEKLILIK AS	602,534	85,276	(1,206)	29,634	-
YAPI KREDI FAKTORING AS	485,464	58,873	11,164	52,304	-
YAPI KREDI FINANSAL KIRALAMA AO	902,359	106,018	61,870	256,719	-
YAPI KREDI HOLDING BV	50,722	3,963	3,611	48,456	-
YAPI KREDI MOSCOW	162,977	13,456	4,384	38,249	-
YAPI KREDI PORTFOY YONETIMI AS	25,774	24,668	15,220	23,266	-
YAPI KREDI SIGORTA AS	307,440	238,549	7,166	113,973	-
YAPI KREDI YATIRIM MENKUL DEGERLER AS	90,739	25,478	7,614	60,020	-
YAPI KREDI YATIRIM ORTAKLIGI AS	26,095	4,338	3,344	25,999	-
YAPI VE KREDI BANKASI AS	26,371,339	3,504,566	318,973	2,105,426	-

1. Includes positive differences in net equity

Associates' balance sheet figures refer to the latest approved accounts.
Income items are shown before tax
The "Shareholders' Equity" column shows shareholders' equity including the result for the period.

10.3 Equity investments: annual changes

	CHANGES IN 2006			
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
A. Opening balance	**3,402,486**	**2,351**	**13,450**	**3,418,287**
B. Increases	**646,891**	**1**	**38,235**	**685,127**
B.1 Purchases	153,581	-	33,851	187,432
B.2 Write-backs	1,613	-	-	1,613
B.3 Revaluation	-	-	-	-
B.4 Other changes	491,697	1	4,384	496,082
C. Reductions	**1,008,680**	**-**	**8,445**	**1,017,125**
C.1 Sales	428,182	-	-	428,182
C.2 Write-downs	37,187	-	8,118	45,305
C.3 Other changes	543,311	-	327	543,638
D. Closing balance	**3,040,697**	**2,352**	**43,240**	**3,086,289**
E. Total revaluation	**1,613**	**-**	**-**	**1,613**
F. Total write-downs	**29,877**	**-**	**-**	**29,877**

10.4 Commitments relating to equity investments in joint ventures

There are no commitments relating to equity investments in joint ventures or in companies under significant influence.

Section 11 - Insurance reserves attributable to reinsurers - Item 110

11.1 Insurance reserves attributable to reinsurers: breakdown

	31.12.2006	31.12.2005
A. Non-life business	-	-
A1. Provision for unearned premiums	-	-
A2. Provision for outstanding claims	-	-
A3. Other insurance provisions	-	-
B. Life business	**300**	**181**
B1. Mathematical provisions	-	-
B2. Provision for outstanding claims	-	-
B3. Other insurance provisions	300	181
C. Provision for policies where the investment risk is borne by the policyholders	-	-
C1. Provision for policies where the performance is connected to investment funds and market indices	-	-
C2. Provision for pension funds	-	-
D. Total insurance reserves attributable to reinsurers	**300**	**181**

11.2 Change in item 110 Insurance reserves attributable to reinsurers

	31.12.2006							
	NON-LIFE BUSINESS			LIFE BUSINESS			PROVISION FOR POLICIES WHERE THE INVESTMENT RISK IS BORNE BY THE POLICYHOLDERS	
	PROVISION FOR UNEARNED PREMIUMS	PROVISION FOR OUTSTANDING CLAIMS	OTHER INSURANCE PROVISIONS	MATHEMATICAL PROVISIONS	PROVISION FOR OUTSTANDING CLAIMS	OTHER INSURANCE PROVISIONS	RELATING TO POLICIES WHERE THE PERFORMANCE IS CONNECTED TO INVESTMENT FUNDS AND MARKET INDICES	PROVISION FOR PENSION FUNDS
Amounts ceded to reinsurers from insurance provisions - opening balance	-	-	-	-	-	181	-	-
a) Increases	-	-	-	-	-	156	-	-
b) Reductions	-	-	-	-	-	37	-	-
Amounts ceded to reinsurers from insurance provisions - closing balance	**-**	**-**	**-**	**-**	**-**	**300**	**-**	**-**

Notes to the Consolidated Accounts

Part B) Consolidated Balance Sheet - Assets

Section 12 - Property, plant and equipment - Item 120

12.1 Property, plant and equipment: breakdown of assets carried at cost

	31.12.2006				31.12.2005
ASSETS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Assets used in the business					
1.1 Owned	**7,081,784**	**8,640**	**399,139**	**7,489,563**	**7,255,817**
a) land	1,312,155	6	30,216	1,342,377	1,377,312
b) buildings	3,043,351	7,346	107,601	3,158,298	3,322,461
c) equipment	176,196	653	3,096	179,945	146,460
d) electronic systems	462,158	239	582	462,979	421,448
e) other	2,087,924	396	257,644	2,345,964	1,988,136
1.2 Leased	**101,940**	**321**	**249**	**102,510**	**44,996**
a) land	10,710	-	-	10,710	7,879
b) buildings	74,610	-	-	74,610	21,726
c) equipment	299	91	102	492	297
d) electronic systems	540	230	102	872	3,769
e) other	15,781	-	45	15,826	11,325
Total (A)	**7,183,724**	**8,961**	**399,388**	**7,592,073**	**7,300,813**
B. Held-for-investment assets					
2.1 Owned	**338,687**	**1,414**	**683,286**	**1,023,337**	**495,591**
a) land	52,320	-	359,847	412,167	201,643
b) buildings	286,367	1,414	323,439	611,220	293,948
2.2 Leased	**-**	**-**	**-**	**-**	**-**
a) land	-	-	-	-	-
b) buildings	-	-	-	-	-
Total (B)	**338,687**	**1,414**	**683,286**	**1,023,387**	**495,591**
Total (A+B)	**7,522,411**	**10,375**	**1,082,674**	**8,615,460**	**7,796,404**

Item A.1.1 e) conventionally includes assets to be leased and assets under construction to be leased.

12.2 Tangible assets: breakdown of assets measured at fair value or revalued

For the measurement of property, plant and equipment, the Group does not apply the revaluation model.

12.3 Property, plant and equipment used in the business: annual changes

	CHANGES IN 2006					
	LAND	BUILDINGS	EQUIPMENT	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**1,385,191**	**3,939,776**	**706,461**	**1,603,412**	**2,353,915**	**9,988,755**
A.1 Net reductions	-	(595,589)	(559,704)	(1,178,195)	(354,454)	(2,687,942)
A.2 Net opening balance	**1,385,191**	**3,344,187**	**146,757**	**425,217**	**1,999,461**	**7,300,813**
B. Increases	**364,006**	**677,585**	**115,512**	**358,701**	**6,580,239**	**8,096,043**
B1. Purchases	12,291	119,040	64,651	248,472	6,324,873	6,769,327
B.2 Capitalised expenditure on improvements	-	242	17	272	8	539
B.3 Write-backs	-	555	-	476	-	1,031
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	563	13,543	1,874	2,088	2,105	20,173
B.6 Transfer from properties held for investment	2,931	7,006	-	-	-	9,937
B7. Other changes	348,221	537,199	48,970	107,393	253,253	1,295,036
C. Reductions	**396,110**	**788,864**	**81,832**	**320,067**	**6,217,910**	**7,804,783**
C1. Disposals	7,277	37,909	4,898	27,017	101,796	178,897
C.2 Depreciation	-	169,904	49,738	177,720	282,797	680,159
C.3 Impairment losses:	198	25,500	3,646	6,235	7,421	43,000
a) in equity	-	-	-	-	-	-
b) through profit or loss	*198*	*25,500*	*3,646*	*6,235*	*7,421*	*43,000*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange difference	5,592	40,225	1,007	4,760	7,141	58,725
C.6 Transfers to:	18,452	92,936	79	1,943	711	114,121
a) property, plant and equipment held for investment	*7,220*	*12,419*	-	-	-	*19,639*
b) assets held for sale	*11,232*	*80,517*	*79*	*1,943*	*711*	*94,482*
C7. Other changes	364,591	422,390	22,464	102,392	5,818,044	6,729,881
D. Net final balance	**1,353,087**	**3,232,908**	**180,437**	**463,851**	**2,361,790**	**7,592,073**
D.1 Total net reductions	-	(2,537,643)	(659,110)	(1,734,331)	(1,629,937)	(6,561,021)
D.2 Gross closing balance	**1,353,087**	**5,770,551**	**839,547**	**2,198,182**	**3,991,727**	**14,153,094**
E. Carried at cost[1]						

Note: The data of the HVB sub-group as at 31 December 2005 are disclosed net of impairments

1 The Group does not apply the revaluation model to measure property, plant and equipment.

12.3.1 Banking Group Portion

	CHANGES IN 2006					
	LAND	BUILDINGS	EQUIPMENT	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**1,367,951**	**3,781,138**	**696,761**	**1,595,885**	**2,111,571**	**9,553,306**
A.1 Net reductions	-	(558,854)	(551,700)	(1,172,996)	(338,122)	(2,621,672)
A.2 Net opening balance	**1,367,951**	**3,222,285**	**145,061**	**422,889**	**1,773,449**	**6,931,635**
B. Increases	**333,706**	**569,037**	**109,037**	**357,669**	**6,430,782**	**7,800,231**
B1. Purchases	12,291	118,973	63,550	248,113	6,178,162	6,621,089
B.2 Capitalised expenditure on improvements	-	242	17	272	8	539
B.3 Write-backs	-	250	-	399	-	649
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	481	12,903	1,868	2,081	2,060	19,393
B.6 Transfer from properties held for investment	2,931	6,325	-	-	-	9,256
B7. Other changes	318,003	430,344	43,602	106,804	250,552	1,149,305
C. Reductions	**378,792**	**673,361**	**77,603**	**317,860**	**6,100,526**	**7,548,142**
C1. Disposals	7,277	37,909	2,725	27,017	52,115	127,043
C.2 Depreciation	-	162,636	49,186	176,929	221,911	610,662
C.3 Impairment losses:	198	25,500	3,646	6,235	7,396	42,975
a) in equity	-	-	-	-	-	-
b) through profit or loss	*198*	*25,500*	*3,646*	*6,235*	*7,396*	*42,975*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange difference	5,591	39,040	852	4,672	7,030	57,185
C.6 Transfers to:	18,452	18,854	79	1,943	711	40,039
a) property, plant and equipment held for investment	*7,220*	*12,419*	-	-	-	*19,639*
b) assets held for sale	*11,232*	*6,435*	*79*	*1,943*	*711*	*20,400*
C7. Other changes	347,274	389,422	21,115	101,064	5,811,363	6,670,238
D. Net final balance	**1,322,865**	**3,117,961**	**176,495**	**462,698**	**2,103,705**	**7,183,724**
D.1 Total net write-downs	-	(2,456,022)	(651,992)	(1,730,667)	(1,532,374)	(6,371,055)
D.2 Gross closing balance	**1,322,865**	**5,573,983**	**828,487**	**2,193,365**	**3,636,079**	**13,554,779**
E. Carried at cost[1]						

1. The Group does not apply the revaluation model to measure property, plant and equipment.

12.3.2 Insurance companies portion

	CHANGES IN 2006					
	LAND	BUILDINGS	EQUIPMENT	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**5**	**7,181**	**5,622**	**2,251**	**2,284**	**17,343**
A.1 Net reductions	-	(1,748)	(4,843)	(1,814)	(1,708)	(10,113)
A.2 Net opening balance	**5**	**5,433**	**779**	**437**	**576**	**7,230**
B. Increases	**2**	**3,254**	**496**	**812**	**261**	**4,825**
B1. Purchases	-	-	170	237	21	428
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	305	-	77	-	382
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	-	-	-	-	-	-
B.6 Transfer from properties held for investment	-	681	-	-	-	681
B7. Other changes	2	2,268	326	498	240	3,334
C. Reductions	**1**	**1,341**	**531**	**780**	**441**	**3,094**
C1. Disposals	-	-	9	-	13	22
C.2 Depreciation	-	197	368	148	318	1,031
C.3 Impairment losses:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange difference	1	1,144	154	88	110	1,497
C.6 Transfers to:	-	-	-	-	-	-
a) property, plant and equipment held for investment	-	-	-	-	-	-
b) assets held for sale	-	-	-	-	-	-
C7. Other changes	-	-	-	544	-	544
D. Net final balance	**6**	**7,346**	**744**	**469**	**396**	**8,961**
D.1 Total net write-downs	-	(2,241)	(5,785)	(2,034)	(2,293)	(12,353)
D.2 Gross closing balance	**6**	**9,587**	**6,529**	**2,503**	**2,689**	**21,314**
E. Carried at cost[1]						

1. The Group does not apply the revaluation model to measure property, plant and equipment.

12.3.3 Other companies portion

	CHANGES IN 2006					
	LAND	BUILDINGS	EQUIPMENT	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**17,235**	**151,457**	**4,078**	**5,276**	**240,060**	**418,106**
A.1 Net reductions	-	(34,988)	(3,161)	(3,385)	(14,624)	(56,158)
A.2 Net opening balance	**17,235**	**116,469**	**917**	**1,891**	**225,436**	**361,948**
B. Increases	**30,298**	**105,294**	**5,979**	**220**	**149,196**	**290,987**
B1. Purchases	-	67	931	122	146,690	147,810
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	82	640	6	7	45	780
B.6 Transfer from properties held for investment	-	-	-	-	-	-
B7. Other changes	30,216	104,587	5,042	91	2,461	142,397
C. Reductions	**17,317**	**114,162**	**3,698**	**1,427**	**116,943**	**253,547**
C1. Disposals	-	-	2,164	-	49,668	51,832
C.2 Depreciation	-	7,071	184	643	60,568	68,466
C.3 Impairment losses:	-	-	-	-	25	25
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	*25*	*25*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange difference	-	39	1	-	1	41
C.6 Transfers to:	-	74,082	-	-	-	74,082
a) property, plant and equipment held for investment	-	-	-	-	-	-
b) assets held for sale	-	*74,082*	-	-	-	*74,082*
C7. Other changes	17,317	32,970	1,349	784	6,681	59,101
D. Net final balance	**30,216**	**107,601**	**3,198**	**684**	**257,689**	**399,388**
D.1 Total net write-downs	-	(79,380)	(1,333)	(1,630)	(95,270)	(177,613)
D.2 Gross closing balance	**30,216**	**186,981**	**4,531**	**2,314**	**352,959**	**577,001**
E. Carried at cost[1]						

1. The Group does not apply the revaluation model to measure property, plant and equipment.

12.4 Property, plant and equipment held for investment: annual changes

	CHANGES IN 2006							
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL	
	LAND	BUILDINGS	LAND	BUILDINGS	LAND	BUILDINGS	LAND	BUILDINGS
A. Opening balances	**201,327**	**269,435**	**-**	**1,681**	**316**	**22,832**	**201,643**	**293,948**
B. Increases	**7,305**	**170,661**	**-**	**778**	**564,775**	**747,108**	**572,080**	**918,547**
B.1 Purchases	34	115,902	-	-	7,489	2,356	7,523	118,258
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-	-	-
B.3 Increase in fair value	-	-	-	-	-	-	-	-
B.4 Write-backs	-	-	-	-	-	10,736	-	10,736
B.5 Positive exchange differences	13	135	-	-	1	67	14	202
B.6 Transfer from properties used in the business	7,220	12,419	-	-	-	-	7,220	12,419
B.7 Other changes	38	42,205	-	778	557,285	733,949	557,323	776,932
C. Reductions	**156,312**	**254,197**	**-**	**1,045**	**205,244**	**346,033**	**361,556**	**601,275**
C1. Disposals	2	29,880	-	-	35,559	41,091	35,561	70,971
C.2 Depreciation	-	14,270	-	36	-	13,104	-	27,410
C.3 Reductions of fair value	-	-	-	-	-	-	-	-
C.4 Impairment losses	-	36	-	-	66,595	6,671	66,595	6,707
C.5 Negative exchange differences	14	149	-	328	-	-	14	477
C.6 Transfers to other asset portfolios	3,106	7,718	-	681	102,922	284,269	106,028	292,668
a) Properties used in the business	2,931	6,325	-	681	-	-	2,931	7,006
b) Non-current assets classified as held-for-sale	175	1,393	-	-	102,922	284,269	103,097	285,662
C7. Other changes	153,190	202,144	-	-	168	898	153,358	203,042
D. Closing balances	**52,320**	**185,899**	**-**	**1,414**	**359,847**	**423,907**	**412,167**	**611,220**
E. Measured at fair value	**70,753**	**355,165**	**-**	**1,414**	**359,847**	**331,940**	**430,600**	**688,519**

See note to table 12.1.

12.5 Commitments to purchase property, plant and equipment

There is no relevant information to be disclosed.

Section 13 - Intangible assets - Item 130

13.1 Intangible assets: detail by type of assets

	31.12.2006								31.12.2005	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE
A.1 Goodwill	**X**	**9,907,837**	**X**	**-**	**X**	**636**	**X**	**9,908,473**	**X**	**9,802,460**
A.1.1 Attributable to the Group	X	9,907,837	X	-	X	636	X	9,908,473	X	9,802,460
A.1.2 Attributable to minorities	X	-	X	-	X	-	X	-	X	-
A.2 Other intangible assets:	**2,598,239**	**825,796**	**541**	**-**	**2,936**	**-**	**2,601,716**	**825,796**	**2,671,552**	**907,284**
A.2.1 Assets carried at cost	2,598,239	825,796	541	-	2,936	-	2,601,716	825,796	2,671,552	907,284
a) Intangible assets generated internally	321,647	-	-	-	-	-	321,647	-	346,182	1,893
b) Other assets	2,276,592	825,796	541	-	2,936	-	2,280,069	825,796	2,325,370	905,391
A.2.2 Assets measured at fair value:	-	-	-	-	-	-	-	-	-	-
a) Intangible assets generated internally	-	-	-	-	-	-	-	-	-	-
b) Other assets	-	-	-	-	-	-	-	-	-	-
Total	2,598,239	10,733,633	541	-	2,936	636	2,601,716	10,734,269	2,671,552	10,709,744

13.2 Intangible assets: annual changes

	CHANGES IN 2006					
		OTHER INTANGIBLE ASSETS: GENERATED INTERNALLY		OTHER INTANGIBLE ASSETS: OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**10,624,787**	**347,393**	**5,356**	**2,827,146**	**1,153,104**	**14,957,786**
A.1 Net reductions	(822,327)	(1,211)	(3,463)	(501,776)	(247,713)	(1,576,490)
A.2 Net opening balance	**9,802,460**	**346,182**	**1,893**	**2,325,370**	**905,391**	**13,381,296**
B. Increases	**915,123**	**102,455**	**6,689**	**529,025**	**52,066**	**1,605,358**
B.1 Purchases	704,613	31,825	-	278,865	7,897	1,023,200
B.2 Increases in intangible assets generated internally	X	66,863	-	217	1,032	68,112
B.3 Write-backs	X	-	-	250	-	250
B.4 Increase in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	17,018	663	110	5,751	709	24,251
B.6 Other changes	193,492	3,104	6,579	243,942	42,428	489,545
C. Reductions	**809,110**	**126,990**	**8,582**	**574,326**	**131,661**	**1,650,669**
C.1 Disposals	327,189	948	-	4,327	23,869	356,333
C.2 Writedowns	356,880	101,655	-	454,943	316	913,794
- Depreciation	*X*	*101,615*	-	*420,055*	-	*521,670*
- write-downs	*356,880*	*40*	-	*34,888*	*316*	*392,124*
+ in equity	*X*	-	-	-	-	-
+ through Profit or loss account	*356,880*	*40*	-	*34,888*	*316*	*392,124*
C.3 Reductions of fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held-for-sale	2,000	64	-	1,984	-	4,048
C.5 Negative exchange differences	122,981	4	-	8,674	74	131,733
C.6 Other changes	60	24,319	8,582	104,398	107,402	244,761
D. Net Closing Balance	**9,908,473**	**321,647**	-	**2,280,069**	**825,796**	**13,335,985**
D.1 Total net write-downs	(1,179,207)	(489,638)	-	(1,578,336)	(41,113)	(3,288,294)
E. Gross Closing Balance	**11,087,680**	**811,285**	-	**3,858,405**	**866,909**	**16,624,279**
F. Carried at cost[1]						

The Group does not apply the revaluation model to measure intangible assets.

13.2.1 Banking Group portion

	31.12.2006					
		OTHER INTANGIBLE ASSETS: GENERATED INTERNALLY		OTHER INTANGIBLE ASSETS: OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**10,624,093**	**347,393**	**-**	**2,819,435**	**1,153,031**	**14,943,952**
A.1 Net reductions	(822,269)	(1,211)	-	(496,393)	(247 650)	(1,567,523)
A.2 Net opening balance	**9,801,824**	**346,182**	**-**	**2,323,042**	**905,381**	**13,376,429**
B. Increases	**915,123**	**102,455**	**6,689**	**526,996**	**52,066**	**1,603,329**
B.1 Purchases	704,613	31,825	-	276,989	7,897	1,021,324
B.2 Increases in intangible assets generated internally	X	66,863	-	217	1,032	68,112
B.3 Write-backs	X	-	-	250	-	250
B.4 Increase in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	-	-	-	-	-	-
B.5 Positive exchange differences	17,018	663	110	5,751	709	24,251
B.6 Other changes	193,492	3,104	6,579	243,789	42,428	489,392
C. Reductions	**809,110**	**126,990**	**6,689**	**573,898**	**131,661**	**1,648,348**
C.1 Disposals	327,189	948	-	4,322	23,869	356,328
C.2 Writedowns	356,880	101,655	-	452,897	316	911,748
- Depreciation	*X*	*101,615*	-	*418,009*	-	*519,624*
- write-downs	*356,880*	*40*	-	*34,888*	*316*	*392,124*
+ in equity	*X*	-	-	-	-	-
+ through Profit or loss account	*356,880*	*40*	-	*34,888*	*316*	*392,124*
C.3 Reductions of fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held-for-sale	2,000	64	-	1,984	-	4,048
C.5 Negative exchange differences	122,981	4	-	8,616	74	131,675
C.6 Other changes	60	24,319	6,689	106,079	107,402	244,549
D. Net Closing Balance	**9,907,837**	**321,647**	**-**	**2,276,140**	**825,786**	**13,331,410**
D.1 Total net write-downs	(1,179,149)	(489,638)	-	(1,564,393)	(41,113)	(3,274,293)
E. Gross Closing Balance	**11,086,986**	**811,285**	**-**	**3,858,396**	**866,909**	**16,623,576**
F. Carried at cost[1]						

1. The Group does not apply the revaluation model to measure intangible assets.

13.2.2 Insurance Companies Portion

	31.12.2006					
		OTHER INTANGIBLE ASSETS: GENERATED INTERNALLY		OTHER INTANGIBLE ASSETS: OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	-	-	-	511	-	511
A.1 Net reductions	-	-	-	(268)	-	(268)
A.2 Net opening balance	-	-	-	243	-	243
B. Increases	-	-	-	801	-	801
B.1 Purchases	-	-	-	700	-	700
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value	X	-	-	-	-	-
- in equity	X	-	-	-	-	-
- through profit or loss	X	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	101	-	101
C. Reductions	-	-	-	503	-	503
C.1 Disposals	-	-	-	-	-	-
C.2 Writedowns	-	-	-	131	-	131
- Depreciation	X	-	-	*131*	-	*131*
- write-downs	-	-	-	-	-	-
+ in equity	X	-	-	-	-	-
+ through Profit or loss account	-	-	-	-	-	-
C.3 Reductions of fair value	X	-	-	-	-	-
- in equity	X	-	-	-	-	-
- through profit or loss	X	-	-	-	-	-
C.4 Transfers to non-current assets held-for-sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	57	-	57
C.6 Other changes	-	-	-	315	-	315
D. Net Closing Balance	-	-	-	541	-	541
D.1 Total net write-downs	-	-	-	(755)	-	(755)
E. Gross Closing Balance	-	-	-	1,296	-	1,296
F. Carried at cost[1]						

1. The Group does not apply the revaluation model to measure intangible assets.

13.2.3 Other Companies portion

	31.12.2006					
		OTHER INTANGIBLE ASSETS: GENERATED INTERNALLY		OTHER INTANGIBLE ASSETS: OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**694**	**-**	**5,356**	**7,200**	**73**	**13,323**
A.1 Net reductions	(58)	-	(3,463)	(5,115)	(63)	(8,699)
A.2 Net opening balance	**636**	**-**	**1,893**	**2,085**	**10**	**4,624**
B. Increases	**-**	**-**	**-**	**3,224**	**-**	**3,224**
B.1 Purchases	-	-	-	1,176	-	1,176
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	2,048	-	2,048
C. Reductions	**-**	**-**	**1,893**	**1,921**	**-**	**3,814**
C.1 Disposals	-	-	-	5	-	5
C.2 Writedowns	-	-	-	1,915	-	1,915
- Depreciation	*X*	-	-	*1,915*	-	*1,915*
- write-downs	-	-	-	-	-	-
+ in equity	*X*	-	-	-	-	-
+ through Profit or loss account	-	-	-	-	-	-
C.3 Reductions of fair value	X	-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held-for-sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	1	-	1
C.6 Other changes	-	-	1,893	-	-	1,893
D. Net Closing Balance	**636**	**-**	**-**	**3,388**	**10**	**4,034**
D.1 Total net write-downs	(58)	-	-	(13,188)	-	(13,246)
E. Gross Closing Balance	**694**	**-**	**-**	**16,124**	**-**	**16,818**
F. Carried at cost[1]						

1. The Group does not apply the revaluation model to measure intangible assets.

13.3 Other information

There is no significant information to be disclosed.

Section 14 - Tax assets and tax liabilities - Item 140 (assets) and 80 (liabilities)

14.1 Deferred tax assets: breakdown

DEFERRED TAX ASSETS RELATED TO:	31.12.2006 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2005 TOTAL
Assets/liabilities held for trading	527,051	-	-	527,051	647,883
Other financial instruments	419,194	8	-	419,202	323,533
Property, plant and equipment / Intangible assets	97,104	316	14	97,434	112,925
Provisions	1,312,347	336	912	1,313,595	983,422
Other assets / liabilities	688,896	131	3,192	692,219	691,706
Loans and receivables with banks and customers	831,414	-	-	831,414	967,562
Tax losses carried forward	840,112	478	42,257	882,847	584,119
Other	1,969,966	202	24,802	1,994,970	2,346,778
Total	**6,686,084**	**1,471**	**71,177**	**6,758,732**	**6,657,928**

14.2 Deferred tax liabilities: breakdown

DEFERRED TAX LIABILITIES RELATED TO:	31.12.2006 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2005 TOTAL
Loans and receivables with Banks and Customers	1,264,276	-	-	1,264,276	1,502,726
Assets/liabilities held for trading	284,803	-	-	284,803	337,255
Other financial instruments	1,087,347	29	28,471	1,115,847	678,264
Property, plant and equipment/intangible assets	1,331,323	131	19,512	1,350,966	1,196,610
Other assets / liabilities	370,306	-	75	370,381	318,463
Deposits from Banks and Customers	7,170	-	-	7,170	8,196
Other	184,149	385	866	185,400	546,708
Total	**4,529,374**	**545**	**48,924**	**4,578,843**	**4,588,222**

14.3 Deferred tax assets: annual changes (balancing P&L)

	CHANGES IN 2006				CHANGES IN 2005
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**6,264,341**	**1,211**	**18,765**	**6,284,317**	**803,099**
2. Increases	**1,402,125**	**1,291**	**45,214**	**1,448,630**	**5,937,730**
2.1 Deferred tax assets arising during the year	843,727	125	7,218	851,070	951,092
a) relating to previous years	*3,586*	*125*	*4*	*3,715*	*7,748*
b) due to change in accounting policies	*1,810*	-	*6*	*1,816*	*176,136*
c) write-backs	*407,750*	-	*7,042*	*414,792*	*1,261*
e) other	*430,581*	-	*166*	*430,747*	*765,947*
2.2 New taxes or increases in tax rates	45,403	-	-	45,403	3,402
2.3 Other increases	512,995	1,166	37,996	552,157	4,983,236
3. Reductions	**1,655,354**	**1,031**	**13,331**	**1,669,716**	**456,512**
3.1 Deferred tax assets derecognised during the year	924,145	-	8,036	932,181	322,015
a) reversals of temporary differences	*906,222*	-	*8,036*	*914,258*	*313,068*
b) write-downs of non-recoverable items	*17,334*	-	-	*17,334*	*2,345*
c) change in accounting policies	*589*	-	-	*589*	*6,602*
3.2 Reduction in tax rates	1,517	62	-	1,579	44,753
3.3 Other reductions	729,692	969	5,295	735,956	89,744
4. Final amount	**6,011,112**	**1,471**	**50,648**	**6,063,231**	**6,284,317**

14.4 Deferred tax liabilities: annual changes (balancing P&L)

	CHANGES IN 2006				CHANGES IN 2005
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**4,431,856**	**168**	**1,578**	**4,433,602**	**368,564**
2. Increases	**496,772**	**493**	**47,771**	**545,036**	**4,620,890**
2.1 Deferred tax liabilities arising during the year	412,309	333	75	412,717	427,138
a) relating to previous years	*198,076*	*200*	*26*	*198,302*	*435*
b) due to change in accounting policies	*7,185*	-	*41*	*7,226*	*5,960*
c) other	*207,048*	*133*	*8*	*207,189*	*420,743*
2.2 New taxes or increases in tax rates	-	-	-	-	2,298
2.3 Other increases	84,463	160	47,696	132,319	4,191,454
3. Reductions	**872,797**	**144**	**456**	**873,397**	**555,852**
3.1 Deferred tax liabilities derecognised during the year	591,387	-	447	591,834	123,036
a) reversals of temporary differences	*325,789*	-	*447*	*326,236*	*91,091*
b) due to change in accounting policies	-	-	-	-	*241*
c) other	*265,598*	-	-	*265,598*	*31,704*
3.2 Reduction in tax rates	634	100	-	734	7
3.3 Other reductions	280,776	44	9	280,829	432,809
4. Final amount	**4,055,831**	**517**	**48,893**	**4,105,241**	**4,433,602**

14.5 Deferred tax assets: annual changes (balancing Net Equity)

	CHANGES IN 2006				CHANGES IN 2005
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**370,888**	**612**	**2,111**	**373,611**	**701**
2. Increases	**344,645**	**255**	**20,529**	**365,429**	**382,709**
2.1 Deferred tax assets arising during the year	260,213	-	-	260,213	49,042
a) relating to previous years	*3*	-	-	*3*	*3*
b) due to change in accounting policies	*445*	-	-	*445*	*38,146*
c) other	*259,765*	-	-	*259,765*	*10,893*
2.2 New taxes or increase in tax rates	-	-	-	-	-
2.3 Other increases	84,432	255	20,529	105,216	333,667
3. Reductions	**40,561**	**867**	**2,111**	**43,539**	**9,799**
3.1 Deferred tax assets derecognised during the year	10,101	-	-	10,101	3,299
a) reversals of temporary differences	*10,101*	-	-	*10,101*	*3,299*
b) writedowns of non-recoverable items	-	-	-	-	-
c) due to change in accounting policies	-	-	-	-	-
3.2 Reduction in tax rates	17	-	-	17	-
3.3 Other reductions	30,443	867	2,111	33,421	6,500
4. Final amount	**674,972**	**-**	**20,529**	**695,501**	**373,611**

14.6 Deferred tax liabilities: annual changes (balancing Net Equity)

	CHANGES IN 2006				CHANGES IN 2005
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Opening balance	**154,453**	**123**	**44**	**154,620**	**62**
2. Increases	**443,678**	**51**	**31**	**443,760**	**203,815**
2.1 Deferred tax assets arising during the year	233,736	-	-	233,736	17,567
a) relating to previous years	*725*	-	-	*725*	*770*
b) due to change in accounting policies	*730*	-	-	*730*	*6,153*
c) other	*232,281*	-	-	*232,281*	*10,644*
2.2 New taxes or increase in tax rates	-	-	-	-	345
2.3 Other increases	209,942	51	31	210,024	185,903
3. Reductions	**124,588**	**146**	**44**	**124,778**	**49,257**
3.1 Deferred tax assets derecognised during the year	51,198	120	44	51,362	2,209
a) reversals of temporary differences	*49,933*	*120*	-	*50,053*	-
b) writedowns of non-recoverable items	-	-	-	-	-
c) due to change in accounting policies	*1,265*	-	*44*	*1,309*	*2,209*
3.2 Reduction in tax rates	3,205	-	-	3,205	-
3.3 Other reductions	70,185	26	-	70,211	47,048
4. Final amount	**473,543**	**28**	**31**	**473,602**	**154,620**

14.7 Other information

In compliance with IAS 12, no deferred tax asset has been recognized for tax losses carried forward for € 5,680 million, and deductible temporary differences for €1,130 million.

Section 15 - Non-current assets and disposal groups classified as held for sale - Item 150 (assets) and 90 (liabilities)

15.1 Non-current assets and disposal groups classified as held for sale: breakdown by type of assets

	31.12.2006				31.12.2005
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Individual assets					
A.1 Equity investments	60,764	-	-	60,764	69,620
A.2 Property, Plant and Equipment	2,787	-	-	2,787	-
A.3 Intangible assets	420	-	-	420	-
A.4 Other non-current assets	-	-	-	-	-
Total A	**63,971**	**-**	**-**	**63,971**	**69,620**
B. Asset groups classified as held for sale					
B.1 Financial assets held for trading	-	-	-	-	226,328
B.2 Financial assets at fair value through profit or loss	-	-	1,572	1,572	-
B.3 Available for sale financial assets	110	-	-	110	193,016
B.4 Held to maturity investments	-	-	-	-	74,274
B.5 Loans and receivables with banks	-	-	344	344	169,067
B.6 Loans and receivables with customers	-	-	219	219	1,854,177
B.7 Equity investments	5,356	-	-	5,356	-
B.8 Property, Plant and Equipment	19,181	-	461,273	480,454	31,632
B.9 Intangible assets	3,628	-	-	3,628	67,110
B.10 Other assets	6,208	-	10,860	17,068	623,994
Total B	**34,483**	**-**	**474,268**	**508,751**	**3,239,598**
C. Liabilities associated with assets classified as held for sale					
C.1 Deposits	-	-	-	-	-
C.2 Securities	-	-	-	-	-
C.3 Other liabilities	-	-	-	-	-
Total C	**-**	**-**	**-**	**-**	**-**
D. Liabilities included in disposal groups classified as held for sale					
D.1 Deposits from banks	-	-	53,715	53,715	443,575
D.2 Deposits from customers	-	-	105	105	1,360,436
D.3 Debt securities in issue	-	-	-	-	-
D.4 Financial liabilities held for trading	-	-	-	-	13,525
D.5 Financial liabilities at fair value through profit or loss	-	-	-	-	-
D.6 Provisions	22,818	-	-	22,818	23,199
D.7 Other liabilities	12,540	-	7,512	20,052	46,258
Total D	**35,358**	**-**	**61,332**	**96,690**	**1,886,993**

15.2 Other information

The following table shows the values of assets and liabilities of the BPH Bank business (BPH 200) which is to be sold as agreed with the Polish Authorities.

It was not possible to net out the values of the assets and liabilities pertaining to the business to be sold out of BPH Bank, known as BPH 200.
Therefore these values were left in the relevant items of the Balance Sheet instead of being summarized in asset item 150 and liability item 90.

BPH 200

	31.12.2006
Assets	
Financial assets held for trading	4,196
Financial assets designated at fair value	-
Available for sale financial assets	176,279
Held to maturity investments	-
Loans and receivables with banks	304,138
Loans and receivables with customers	1,408,977
Equity investments	2,662
Property, Plant, and Equipment	87,704
Intangible assets	60,325
Other assets	52,879
Total assets	**2,097,161**
Liabilities	
Deposits from banks	404,701
Deposit from customers	1,239,217
Debt securities in issue	98,300
Financial liabilities held for trading	4,191
Financial liabilities designated at fair value	-
Provisions	-
Other liabilities	62,776
Total liabilities	**1,809,185**

15.3 Details of investments in companies subject to significant influence not valued at net equity

	31.12.2006				
NAMES	TOTAL ASSETS	TOTAL REVENUES	PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED BOOK VALUE
Companies not valued at net equity					
A.1 subject to joint control	-	-	-	-	-
A.2 subject to significant influence					
ADRIA BANK AKTIENGESELLSCHAFT	243,000	1,432	1,432	30,316	5,356
UNTERNEHMENS INVEST AG	41,289	3,038	3,484	40,035	8,557
COMMERCIAL UNION PTE BPH CU WBK SA	86,924	61,845	28,925	75,453	52,207

Section 16 - Other assets - Item 160

16.1 Other assets: breakdown

ITEMS/VALUES	31.12.2006	31.12.2005
Margin with derivatives clearers (non-interest bearing)	16,373	2,926
Gold, silver and precious metals	72,972	29,158
Positive value of "servicing contracts" for financial assets sold and derecognised	374	3,181
Accrued income other capitalised income	626,932	591,121
Cash and other valuables held by cashier:	862,283	888,974
- current account cheques being settled, drawn on third parties	*607,950*	*764,985*
- current account cheques payable by group banks, cleared and in the process of being debited	*1,036*	*2,004*
- money orders, bank drafts and equivalent securities	*157,229*	*121,843*
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	*96,068*	*142*
Interest and charges to be debited to:	237,846	9,688
- customers	*225,055*	*5,404*
- banks	*12,791*	*4,284*
Items in transit between branches not yet allocated to destination accounts	43,662	41,735
Items in processing	1,137,334	682,774
Items deemed definitive but not-attributable to other items:	583,308	812,882
- securities and coupons to be settled	*90,991*	*118,151*
- other transactions	*492,317*	*694,731*
Adjustments for unpaid bills and notes	284,462	39,571
Tax items other than those included in item 140	1,695,151	2,334,023
Other items	2,775,668	2,741,624
Total	8,336,471	8,177,657

Liabilities

Section 1 - Deposits from banks - Item 10

1.1 Deposits from banks: breakdown

	31.12.2006				31.12.2005
TYPE OF TRANSACTIONS/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Deposits from central banks	**17,060,541**	**-**	**-**	**17,060,541**	**6,209,674**
2. Deposits from banks	**128,454,939**	**-**	**167,207**	**128,622,146**	**135,472,771**
2.1 Current accounts and demand deposits	20,513,227	-	-	20,513,227	19,680,178
2.2 Time deposits	62,337,897	-	-	62,337,897	75,424,321
2.3 Loans	23,125,925	-	167,207	23,293,132	16,163,634
2.3.1 Finance leases	-	-	-	-	*n.a.*
2.3.2 Other	*23,125,925*	-	*167,207*	*23,293,132*	*n.a.*
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-	-	-	-
2.5 Liabilities relating to assets sold but not derecognised	148,428	-	-	148,428	-
2.5.1 Reverse repos	*148,428*	-	-	*148,428*	*n.a.*
2.5.2. Other	-	-	-	-	*n.a.*
2.6 Other liabilities	22,329,462	-	-	22,329,462	24,204,638
Total	**145,515,480**	**-**	**167,207**	**145,682,687**	**141,682,445**
Fair Value	**145,450,268**	**-**	**167,207**	**145,617,475**	**141,770,189**

The item "Deposits from banks" includes subordinated liabilities in the amount of € 1,480,960 thousand.

Structured debts included in deposits from banks are € 154,580 thousand.

1.4 Breakdown of item 10 "Deposits from banks": liability items subject to micro-hedging

There are no deposits from banks subject to micro-hedging.

1.5 Amounts payable under finance leases - banks

There are no amounts payable to banks under finance leases.

Section 2 - Deposits from customers - Item 20

2.1 Deposits from customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	31.12.2006				31.12.2005
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Current accounts and demand deposits	147,627,588	116,802	-	147,744,390	137,085,242
2. Time deposits	77,411,561	-	389	77,411,950	68,707,306
3. Deposits received in administration	138,129	-	-	138,129	150,596
4. Loans	15,641,293	-	9	15,641,302	11,331,147
4.1 Finance Leases	*4,823*	-	*9*	*4,832*	*n.a.*
4.2 Other	*15,636,470*	-	-	*15,636,470*	*n.a.*
5. Liabilities in respect of commitments to repurchase treasury shares	-	-	-	-	-
6. Liabilities relating to assets sold but not derecognised	18,570,117	-	-	18,570,117	8,938,881
6.1 Reverse repos	*287,740*	-	-	*287,740*	*n.a.*
6.2 other	*18,282,377*	-	-	*18,282,377*	*n.a.*
7. Other liabilities	27,956,342	-	516,258	28,472,600	42,108,474
Total	**287,345,030**	**116,802**	**516,656**	**287,978,488**	**268,321,646**
Fair value	**287,034,379**	**116,802**	**516,656**	**287,667,837**	**268,344,047**

The item "Deposits from customers" includes subordinated liabilities in the amount of € 666,272 thousand.

Structured debts included in deposits from customers are € 55,424 thousand.

2.4 Breakdown of item 20 "Deposits from customers": liability items subject to micro-hedging

TYPE OF TRANSACTIONS/VALUES	31.12.2006
1. Liability items subject to micro-hedging of fair value	**427,845**
a) Interest rate risk	427,845
b) Currency risk	-
c) Other	-
2. Liability items subject to micro- hedging of cash flows	**8,522**
a) Interest rate risk	-
b) Currency risk	-
c) Other	8,522
Total	**436,367**

2.5 Amounts payable under finance leases

	31.12.2006	
	MINIMUM LEASE PAYMENTS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts payable under finance leases:		
Up to twelve months	2,881	2,849
From one to five years	2,437	1,983
Over five years	-	-
Total value of minimum lease payments	**5,318**	**4,832**
Less: time value effect	**(486)**	**X**
Present value of minimun payment obligations	**4,832**	**4,832**

Section 3 - Debt securities in issue - Item 30

3.1 Debt securities in issue: product breakdown

	31.12.2006								31.12.2005	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
TYPE OF SECURITIES/ VALUES	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
A. Listed securities	**128,449,063**	**127,663,009**	-	-	-	-	**128,449,063**	**127,663,009**	**134,193,779**	**134,133,953**
1. Bonds	112,052,096	111,411,373	-	-	-	-	112,052,096	111,411,373	115,089,262	115,007,798
1.1 structured	11,972,134	11,967,940	-	-	-	-	11,972,134	11,967,940	n.a.	n.a.
1.2 other	100,079,962	99,443,433	-	-	-	-	100,079,962	99,443,433	n.a.	n.a.
2. Other securities	16,396,967	16,251,636	-	-	-	-	16,396,967	16,251,636	19,104,517	19,126,155
2.1 structured	1,388,041	1,387,763	-	-	-	-	1,388,041	1,387,763	5,006	5,006
2.2 other	15,008,926	14,863,873	-	-	-	-	15,008,926	14,863,873	19,099,511	19,121,149
B. Unlisted securities	**78,827,317**	**78,777,246**	-	-	-	-	**78,827,317**	**78,777,246**	**59,710,701**	**59,710,703**
1. Bonds	37,837,420	37,459,034	-	-	-	-	37,837,420	37,459,034	30,049,727	30,049,730
1.1 structured	5,765,319	5,730,275	-	-	-	-	5,765,319	5,730,275	n.a.	n.a.
1.2 other	32,072,101	31,728,759	-	-	-	-	32,072,101	31,728,759	n.a.	n.a.
2. Other securities	40,989,897	41,318,212	-	-	-	-	40,989,897	41,318,212	29,660,974	29,660,973
2.1 structured	3,436,311	3,728,402	-	-	-	-	3,436,311	3,728,402	n.a.	n.a.
2.2 other	37,553,586	37,589,810	-	-	-	-	37,553,586	37,589,810	n.a.	n.a.
Total	**207,276,380**	**206,440,255**	-	-	-	-	**207,276,380**	**206,440,255**	**193,904,480**	**193,844,656**

The item "Debt securities in issue" includes subordinated liabilities in the amount of € 25,097,139 thousand.

3.3 Breakdown of item 30 "Debt securities in issue": securities subject to micro-hedging

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Securities subject to micro-hedging of fair value	**12,698,821**	**4,121,166**
a) Interest rate risk	11,891,649	2,468,456
b) Currency risk	548,235	1,652,710
c) Multiple risks	258,937	-
2. Securities subject to micro-hedging of cash flows	-	**14,188**
a) Interest rate risk	-	14,188
b) Currency risk	-	-
c) Other	-	-
Total	**12,698,821**	**4,135,354**

Section 4 - Financial liabilities held for trading - Item 40

4.1 Financial liabilities held for trading: product breakdown

	31.12.2006							
	BANKING GROUP				INSURANCE COMPANIES			
		FV				FV		
TYPE OF SECURITIES/ VALUES	NV	LISTED	UNLISTED	FV*	NV	LISTED	UNLISTED	FV*
A. Financial liabilities								
1. Deposits from banks	15,853,856	1,746,155	14,209,651	15,955,806	-	-	-	-
2. Deposits from customers	16,042,911	3,888,388	12,287,582	16,175,970	-	-	-	-
3. Debt securities	13,776,355	5,938,803	7,507,935	X	-	-	-	X
3.1 Bonds	6,383,830	2,802,412	3,581,701	X	-	-	-	X
3.1.1 Structured	*5,394,086*	*2,352,041*	*3,044,326*	*X*	-	-	-	*X*
3.1.2 Other	*989,744*	*450,371*	*537,375*	*X*	-	-	-	*X*
3.2 Other securities	7,392,525	3,136,391	3,926,234	X	-	-	-	X
3.2.1 Structured	*6,512,453*	*2,885,124*	*3,612,261*	*X*	-	-	-	*X*
3.2.2 Other	*880,072*	*251,267*	*313,973*	*X*	-	-	-	*X*
Total (A)	45,673,122	11,573,346	34,005,168	32,131,776	-	-	-	-
B) Derivative instruments								
1. Financial derivatives	X	5,389,853	51,358,131	X	X	-	-	X
1.1 Trading	*X*	*5,389,853*	*49,856,679*	*X*	*X*	-	-	*X*
1.2 Relating to Fair Value Option	*X*	-	*1,076,807*	*X*	*X*	-	-	*X*
1.3 Other	*X*	-	*424,645*	*X*	*X*	-	-	*X*
2. Credit derivatives	X	-	1,433,265	X	X	-	-	X
2.1 Trading	*X*	-	*1,433,222*	*X*	*X*	-	-	*X*
2.2 Relating to Fair Value Option	*X*	-	-	*X*	*X*	-	-	*X*
2.3 Other	X	-	43	X	X	-	-	X
Total (B)	X	5,389,853	52,791,396	X	X	-	-	X
Total A+B	45,673,122	16,963,199	86,796,564	X	-	-	-	-

Legenda:
FV = fair value
FV*= fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the issue date
NV = Nominal or notional value

31.12.2006								31.12.2005			
OTHER COMPANIES				TOTAL				TOTAL			
	FV				FV				FV		
NV	LISTED	UNLISTED	FV*	NV	LISTED	UNLISTED	FV*	NV	LISTED	UNLISTED	FV*
-	-	-	-	15,853,856	1,746,155	14,209,651	15,955,806	20,720,009	2,245,820	18,470,496	n.a.
-	-	-	-	16,042,911	3,888,388	12,287,582	16,175,970	9,944,384	2,057,493	7,887,188	n.a.
-	220,207	-	X	13,776,355	6,159,010	7,507,935	X	6,483,632	1,303,641	5,152,460	X
-	220,207	-	X	6,383,830	3,022,619	3,581,701	X	6,483,267	1,303,641	5,152,095	X
-	-	-	X	5,394,086	2,352,041	3,044,326	X	n.a.	n.a.	n.a.	X
-	220,207	-	X	989,744	670,578	537,375	X	n.a.	n.a.	n.a.	X
-	-	-	X	7,392,525	3,136,391	3,926,234	X	365	-	365	X
-	-	-	X	6,512,453	2,885,124	3,612,261	X	n.a.	n.a.	n.a.	X
-	-	-	X	880,072	251,267	313,973	X	n.a.	n.a.	n.a.	X
-	220,207	-	-	45,673,122	11,793,553	34,005,168	32,131,776	37,148,025	5,606,954	31,510,144	-
X	-	-	X	X	5,389,853	51,358,131	X	X	8,690,919	60,502,992	X
X	-	-	X	X	5,389,853	49,856,679	X	X	n.a.	n.a.	X
X	-	-	X	X	-	1,076,807	X	X	n.a.	n.a.	X
X	-	-	X	X	-	424,645	X	X	n.a.	n.a.	X
X	-	455	X	X	-	1,433,720	X	X	-	782,627	X
X	-	455	X	X	-	1,433,677	X	X	n.a.	n.a.	X
X	-	-	X	X	-	-	X	X	n.a.	n.a.	X
X	-	-	X	X	-	43	X	X	n.a.	n.a.	X
X	-	455	X	X	5,389,853	52,791,851	X	X	8,690,919	61,285,619	X
-	220,207	455	-	X	17,183,406	86,797,019	32,131,776	37,148,025	14,297,873	92,795,763	-

4.3 Breakdown of item 40 "Financial liabilities held for trading": structured debts

There are no structured debts included in item 40 "Financial liabilities held for trading".

4.4 Financial liabilities held for trading: derivative instruments

	31.12.2006						31.12.2005
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	TOTAL
A) Listed derivatives							
1) Financial derivatives	**16,788**	**1,470**	**5,307,471**	**-**	**64,124**	**5,389 853**	**8,690,919**
with underlying asset exchange	1,535	6	172,348	-	17	173 906	2,152
- options issued	-	-	-	-	-	-	-
- other derivatives	*1,535*	*6*	*172,348*	-	*17*	*173 906*	*2,152*
with no underlying asset exchange	15,253	1,464	5,135,123	-	64,107	5,215 947	8,688,767
- options issued	*823*	*1,436*	*16,400*	-	*359*	*19 018*	*86,341*
- other derivatives	*14,430*	*28*	*5,118,723*	-	*63,748*	*5,196 929*	*8,602,426*
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**	**-**
with underlying asset exchange	-	-	-	-	-	-	-
with no underlying asset exchange	-	-	-	-	-	-	-
Total (A)	**16,788**	**1,470**	**5,307,471**	**-**	**64,124**	**5,389 853**	**8,690,919**
B) Unlisted derivatives							
1) Financial derivatives	**33,283,746**	**5,637,905**	**12,297,682**	**1,588**	**137,210**	**51,358.131**	**60,502,992**
with underlying asset exchange	100,043	1,037,421	257,308	1,588	-	1,396 360	819,486
- options issued	*22,835*	*329,823*	*254,889*	-	-	*607 547*	*233,380*
- other derivatives	*77,208*	*707,598*	*2,419*	*1,588*	-	*788 813*	*586,106*
with no underlying asset exchange	33,183,703	4,600,484	12,040,374	-	137,210	49,961 771	59,683,506
- options issued	*146,438*	*1,881,953*	*943,575*	-	*26,399*	*2,998 365*	*6,277,720*
- other derivatives	*33,037,265*	*2,718,531*	*11,096,799*	-	*110,811*	*46,963 406*	*53,405,786*
2) Credit derivatives	**13,726**	**-**	**-**	**98,881**	**1,321,113**	**1,433,720**	**782,627**
with underlying asset exchange	13,715	-	-	98,838	975,658	1,088 211	738,856
with no underlying asset exchange	11	-	-	43	345,455	345 509	43,771
Total (B)	**33,297,472**	**5,637,905**	**12,297,682**	**100,469**	**1,458,323**	**52,791,851**	**61,285,619**
Total (A+B)	**33,314,260**	**5,639,375**	**17,605,153**	**100,469**	**1,522,447**	**58,181,704**	**69,976,538**

4.4.1 Banking Group Portion

TYPE OF DERIVATIVE/UNDERLYING ASSET	31.12.2006					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivatives						
1) Financial derivatives	**16,788**	**1,470**	**5,307,471**	**-**	**64,124**	**5,389,853**
• with underlying asset exchange	1,535	6	172,348	-	17	173,906
- options issued	-	-	-	-	-	-
- other derivatives	*1,535*	*6*	*172,348*	-	*17*	*173,906*
• with no underlying asset exchange	15,253	1,464	5,135,123	-	64,107	5,215,947
- options issued	*823*	*1,436*	*16,400*	-	*359*	*19,018*
- other derivatives	*14,430*	*28*	*5,118,723*	-	*63,748*	*5,196,929*
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total (A)	**16,788**	**1,470**	**5,307,471**	**-**	**64,124**	**5,389,853**
B) Unlisted derivatives						
1) Financial derivatives	**33,283,746**	**5,637,905**	**12,297,682**	**1,588**	**137,210**	**51,358,131**
• with underlying asset exchange	100,043	1,037,421	257,308	1,588	-	1,396,360
- options issued	*22,835*	*329,823*	*254,889*	-	-	*607,547*
- other derivatives	*77,208*	*707,598*	*2,419*	*1,588*	-	*788,813*
• with no underlying asset exchange	33,183,703	4,600,484	12,040,374	-	137,210	49,961,771
- options issued	*146,438*	*1,881,953*	*943,575*	-	*26,399*	*2,998,365*
- other derivatives	*33,037,265*	*2,718,531*	*11,096,799*	-	*110,811*	*46,963,406*
2) Credit derivatives	**13,726**	**-**	**-**	**98,881**	**1,320,658**	**1,433,265**
• with underlying asset exchange	13,715	-	-	98,838	975,658	1,088,211
• with no underlying asset exchange	11	-	-	43	345,000	345,054
Total (B)	**33,297,472**	**5,637,905**	**12,297,682**	**100,469**	**1,457,868**	**52,791,396**
Total (A+B)	**33,314,260**	**5,639,375**	**17,605,153**	**100,469**	**1,521,992**	**58,181,249**

4.4.2 Insurance Companies Portion

There are no financial liabilities held for trading held by insurance companies.

4.4.3 Other Companies Portion

TYPE OF DERIVATIVE/UNDERLYING ASSET	31.12.2006					
	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivatives						
1) Financial derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total (A)	-	-	-	-	-	-
B) Unlisted derivatives						
1) Financial derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	455	455
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	455	455
Total (B)	-	-	-	-	455	455
Total (A+B)	-	-	-	-	455	455

4.5 Financial liabilities (other than uncovered positions) held for trading: annual changes

	CHANGES IN 31.12.2006			
DEBT SECURITIES IN ISSUE	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**20,716,316**	**9,944,681**	**6,456,101**	**37,117,098**
B. Increases	**4,070,447,211**	**1,164,626,318**	**9,311,748**	**5,244,385,277**
B.1 Issues	-	-	1,919,676	1,919,676
B.2 Sales	4,070,263,449	1,161,942,338	4,465,426	5,236,671,213
B.3 Increases in fair value	141,422	278,450	294,464	714,336
B.4 Other changes	42,340	2,405,530	2,632,182	5,080,052
C. Reductions	**4,075,239,696**	**1,159,608,776**	**2,100,904**	**5,236,949,376**
C.1 Purchases	4,070,197,163	1,157,711,694	2,030,908	5,229,939,765
C.2 Redemptions	-	-	58,061	58,061
C.3 Reductions of fair value	2,846	803	-	3,649
C.4 Other changes	5,039,687	1,896,279	11,935	6,947,901
D. Closing balance	**15,923,831**	**14,962,223**	**13,666,945**	**44,552,999**

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

5.1 Financial liabilities at fair value through profit or loss: product breakdown

	31.12.2006					
	BANKING GROUP			INSURANCE COMPANIES		
	NOMINAL	FAIR VALUE		NOMINAL	FAIR VALUE	
TYPE OF TRANSACTIONS/VALUES	VALUE	LISTED	UNLISTED	VALUE	LISTED	UNLISTED
1. Deposits from banks	-	-	-	-	-	-
1.1 Structured	-	-	-	-	-	-
1.2 Other	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-
2.1 Structured	-	-	-	-	-	-
2.2 Other	-	-	-	-	-	-
3. Debt securities	**1,388,823**	**142,460**	**1,588,506**	-	-	-
3.1 Structured	-	-	-	-	-	-
3.2 Other	1,388,823	142,460	1,588,506	-	-	-
Total	**1,388,823**	**142,460**	**1,588,506**	-	-	-

31.12.2006						31.12.2005		
OTHER COMPANIES			TOTAL			TOTAL		
NOMINAL VALUE	FAIR VALUE		NOMINAL VALUE	FAIR VALUE		NOMINAL VALUE	FAIR VALUE	
	LISTED	UNLISTED		LISTED	UNLISTED		LISTED	UNLISTED
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	n.a.	n.a.	n.a.
-	-	-	-	-	-	n.a.	n.a.	n.a.
-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	n.a.	n.a.	n.a.
-	-	-	-	-	-	n.a.	n.a.	n.a.
-	**-**	**-**	**1,388,823**	**142,460**	**1,588,506**	**1,129,297**	**1,129,266**	**31**
-	-	-	-	-	-	n.a.	n.a.	n.a.
-	-	-	1,388,823	142,460	1,588,506	n.a.	n.a.	n.a.
-	**-**	**-**	**1,388,823**	**142,460**	**1,588,506**	**1,129,297**	**1,129,266**	**31**

5.3 Financial liabilities at fair value through profit or loss - annual changes

	CHANGES IN 2006			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	-	-	1,129,297	1,129,297
B. Increases	-	-	5,508,097	5,508,097
B.1 Issues	-	-	-	-
B.2 Sales	-	-	4,361,315	4,361,315
B.3 Increases in fair value	-	-	1,125,300	1,125,300
B.4 Other changes	-	-	21,482	21,482
C. Reductions	-	-	4,906,428	4,906,428
C.1 Purchases	-	-	3,828,541	3,828,541
C.2 Redemptions	-	-	24,427	24,427
C.3 Reductions of fair value	-	-	990,691	990,691
C.4 Other changes	-	-	62,769	62,769
D. Closing balance	-	-	1,730,966	1,730,966

Section 6 - Hedging derivatives - Item 60

6.1 Hedging derivatives: breakdown by type of derivative and underlying asset

	31.12.2006					
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed						
1) Financial derivatives	-	-	35,332	-	-	35,332
• with underlying asset exchange	-	-	-	-	-	-
- *issued options*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
• with no underlying asset exchange	-	-	35,332	-	-	35,332
- *issued options*	-	-	35,332	-	-	35,332
- *other derivatives*	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total (A)	-	-	35,332	-	-	35,332
B) Unlisted						
1) Financial derivatives	2,555,298	917,048	157,074	-	-	3,629,420
• with underlying asset exchange	25,129	829,498	1,451	-	-	856,078
- *issued options*	20,102	-	1,451	-	-	21,553
- *other derivatives*	5,027	829,498	-	-	-	834,525
• with no underlying asset exchange	2,530,169	87,550	155,623	-	-	2,773,342
- *issued options*	47,399	38,000	122,623	-	-	208,022
- *other derivatives*	2,482,770	49,550	33,000	-	-	2,565,320
2) Credit derivatives	-	-	-	-	405,632	405,632
• with underlying asset exchange	-	-	-	-	5,000	5,000
• with no underlying asset exchange	-	-	-	-	400,632	400,632
Total (B)	2,555,298	917,048	157,074	-	405,632	4,035,052
Total (A+B)	2,555,298	917,048	192,406	-	405,632	4,070,384
Total (A+B) 12/31/2005	3,199,482	371,020	21,196	569	550,000	4,142,267

The amounts in this table are totally referred to the banking group portion.

6.2 Hedging derivatives: breakdown by hedged items and risk type

	31.12.2006							
	FAIR VALUE HEDGE						CASH FLOW HEDGE	
	MICRO-HEDGE							
TRANSACTIONS/HEDGE TYPES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	29,856	4,951	-	-	-	X	157,954	X
2. Loans and receivables	14,280	-	-	X	-	X	1,217	X
3. Held-to-maturity investments	-	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	335,693	X	344,001
Total assets	**44,136**	**4,951**	**-**	**-**	**-**	**335,693**	**159,171**	**344,001**
1. Financial liabilities	202,804	151,554	-	-	19,467	X	93,233	X
2. Portfolio	X	X	X	X	X	638,881	X	2,076,493
Total liabilities	**202,804**	**151,554**	**-**	**-**	**19,467**	**638,881**	**93,233**	**2,076,493**

The amounts in this table are totally referred to banking group portion.

Section 7 - Changes in fair value of portfolio hedged items - Item 70

7.1 Changes to macro-hedged financial liabilities

	31.12.2006				31.12.2005
CHANGES TO MACRO-HEDGED LIABILITIES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Positive changes to financial liabilities	205,942	-	-	205,942	534,426
2. Negative changes to financial liabilities	(568,546)	-	-	(568,546)	178,305
Total	**(362,604)**	**-**	**-**	**(362,604)**	**356,121**

7.2 Liabilities subject to macro-hedging of interest rate risk: breakdown

HEDGED LIABILITIES	31.12.2006	31.12.2005
1. Deposits	892,622	-
2. Debt securities in issue	1,470,782	-
3. Portfolio	33,728,472	16,814,846
Total	**36,091,876**	**16,814,846**

Section 8 - Tax liabilities - Item 80

See section 14 of assets

Section 9 - Liabilities included in disposal groups classified as held for sale - Item 90

See section 15 of assets

Section 10 - Other liabilities - Item 100

10.1 Other liabilities: breakdown - Item 100

ITEMS/VALUES	31.12.2006	31.12.2005
Liabilities in respect of financial guarantees issued	3,532	499,796
Accrued expenses other than those to be capitalized for the financial liabilities concerned	1,569,286	1,959,084
Share Based Payment classified as liabilities under IFRS 2	84,138	93,616
Other liabilities due to employees	1,996,011	1,133,039
Other liabilities due to other staff	11,620	1,594
Other liabilities due to Directors and Statutory Auditors	1,860	1,302
Interest and amounts to be credited to:	172,126	12,003
- customers	*110,437*	*6,285*
- banks	*61,689*	*5,718*
Items in transit between branches and not yet allocated to destination accounts	309,469	175,810
Available amounts to be paid to others	830,251	1,183,403
Items in processing	1,800,490	1,812,562
Entries related to securities transactions	97,842	388,936
Items deemed definitive but not attributable to other lines:	2,573,164	2,677,896
- accounts payable - suppliers	*1,254,271*	*1,336,383*
- provisions for tax withholding on accrued interest, bond coupon payments or dividends	*2,438*	*136,332*
- other entries	*1,316,455*	*1,205,181*
Liabilities for miscellaneous entries related to tax collection service	27,278	12,950
Adjustments for unpaid portfolio entries	271,847	468,650
Tax items different from those included in item 80	740,324	780,504
Other entries	5,237,961	4,551,555
Total Other Liabilities	**15,727,199**	**15,752,700**

Notes to the Consolidated Accounts

Part B) Consolidated Balance Sheet - Liabilities

Section 11 - Provision for employee severance pay - Item 110

11.1 Provision for employee severance pay: annual changes

	CHANGES IN 2006			
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
A. Opening balances	**975,910**	**702**	**696**	**977,308**
B Increases	**421,715**	**680**	**157**	**422,552**
B.1 Provisions for the year	106,102	369	78	106,549
B.2 Other increases	315,613	311	79	316,003
C. Reductions	**165,538**	**384**	**85**	**166,007**
C.1 Severance payments	136,869	84	70	137,023
C.2 Other reductions	28,669	300	15	28,984
D. Closing balance	**1,232,087**	**998**	**768**	**1,233,853**

Section 12 - Provisions for risks and charges - Item 120

12.1 Provisions for risks and charges: breakdown

	31.12.2006				31.12.2005
ITEMS/COMPONENTS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Pensions and other post retirement benefit obligations	4,077,253	-	4,335	4,081,588	4,368,721
2. Other provisions for risks and charges	2,772,751	2,270	14,527	2,789,548	2,166,258
2.1 Legal disputes	637,328	14	372	637,714	490,567
2.2 Staff expenses	159,533	-	-	159,533	148,162
2.3 Other	1,975,890	2,256	14,155	1,992,301	1,527,529
Total	**6,850,004**	**2,270**	**18,862**	**6,871,136**	**6,534,979**

12.2 Provisions for risks and charges: annual changes

	CHANGES IN 2006							
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL	
ITEMS/COMPONENTS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS
A. Opening balance	**4,368,695**	**2,156,079**	**-**	**-**	**26**	**10,179**	**4,368,721**	**2,166,258**
B. Increases	**432,490**	**1,342,875**	**-**	**2,339**	**4,597**	**7,807**	**437,087**	**1,353,021**
B.1 Provisions for the year	149,356	897,916	-	2,339	2,339	7,805	151,695	908,060
B.2 Changes due to the passage of time	159,402	11,033	-	-	-	-	159,402	11,033
B.3 Differences due to discount-rate changes	-	-	-	-	-	-	-	-
B.4 Other increases	123,732	433,926	-	-	2,258	2	125,990	433,928
C. Reductions	**723,932**	**726,203**	**-**	**69**	**288**	**3,459**	**724,220**	**729,731**
C.1 Use during the year	357,009	388,881	-	-	278	2,044	357,287	390,925
C.2 Differences due to discount-rate changes	-	4,153	-	-	-	-	-	4,153
C.3 Other reductions	366,923	333,169	-	69	10	1,415	366,933	334,653
D. Closing balance	**4,077,253**	**2,772,751**	**-**	**2,270**	**4,335**	**14,527**	**4,081,588**	**2,789,548**

12.3 Pensions and other post-retirement defined-benefit obligations

2. CHANGES IN PROVISIONS	31.12.2006
Opening net defined-benefit obligations	**4,273,310**
Service cost	114,230
Finance cost	159,402
Actuarial gains (losses) recognised in the year	2,307
Gains (losses) on curtailments	29,699
Benefit paid	(345,265)
Other increases[1]	97,454
Other reductions[1]	(348,994)
Closing net defined-benefit obligations	**3,982,143**

1. Includes amounts arising from business combinations.

3. CHANGES TO PLAN ASSETS AND OTHER INFORMATION	31.12.2006
Opening fair value of plan assets	2,273,659
Expected return	113,900
Actuarial gains (losses)	(1,138)
Contribution paid by employer	100,011
Benefit paid	(95,000)
Other increases	-
Other reductions[1]	(34,767)
Closing current value of plan assets	**2,356,665**

MAIN CATEGORIES OF PLAN ASSETS	31,12,2006
1. Equities	-
2. Bonds	-
3. Property	-
4. Other assets	13,665
5. Investment funds	2,343,000
Total	**2,356,665**

1. Includes amounts arising from business combinations.

4. RECONCILIATIONS OF PRESENT VALUES OF PROVISIONS TO PRESENT VALUE OF PLAN ASSETS AND TO ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET	31.12.2006
AMOUNT RECOGNIZED IN THE BALANCE SHEET	DEFINED BENEFIT PENSION PLANS
Present value of funded defined obligations	2,551,779
Present value of unfunded defined obligations	4,065,975
Present value of plan assets	(2,356,665)
	4,261,089
Unrecognized actuarial gains (losses)	(278,946)
Excess present value of plan assets	-
Unrecognised pension cost in respect of past service	-
Net liability	3,982,143
Actuarial return on plan assets:	
Expected return on plan assets	113,231
Actuarial gain (loss) on plan assets	(1,138)

The above tables describe UniCredit Group liabilities related to pension plans.
According to IAS 19, the provision for employee severance pay has been considered as a defined benefit obligation plan and has been calculated by using the actuarial methodology described above.

The following tables summarize the financial and actuarial assumptions used and the present value of the Group defined benefit obligations (provision for employee severance pay included):

5. PRINCIPAL ACTUARIAL ASSUMPTIONS	31.12.2006	31.12.2005
Discount rate	4.25%	4.25%
Expected return on plan assets	5.00%	5.00%
Rate of increase in future compensation and vested rigths	2.67%	2.40%
Rate of increase in pension obligations	1.95%	1.50%
Expected inflation rate	2.00%	2.00%

6. COMPARATIVE DATA

TOTAL DEFINED-BENEFIT OBLIGATIONS	31.12.2006	31.12.2005
Present value of defined-benefit obligations	7,624,388	7,622,723
Plan assets	(2,356,665)	(2,276,180)
Plan surplus/(deficit)	5,267,723	5,346,543
Unrecognized actuarial gains (losses)	(304,030)	(359,884)
Excess present value of plan assets	-	263,863
Recognized provisions	**4,963,693**	**5,250,522**

Part B) Consolidated Balance Sheet - Liabilities

Section 13 - Insurance provisions - Item 130

13.1 Insurance provisions: breakdown

	31.12.2006			31.12.2005
	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL	TOTAL
A. Non-life business	**51,569**	**-**	**51,569**	**33,610**
A.1 Provision for unearned premiums	31,230	-	31,230	22,786
A.2 Provision for outstanding claims	20,339	-	20,339	10,824
A.3 Other provisions	-	-	-	-
B. Life business	**110,430**	**-**	**110,430**	**106,799**
B.1 Mathematical provisions	108,912	-	108,912	56,773
B.2 Provisions for amounts payable	991	-	991	777
B.3 Other insurance provisions	527	-	527	49,249
C. Insurance provisions when investment risk is borne by the insured party	**-**	**-**	**-**	**-**
C.1 Provision for policies where the performance is connected to investment funds and market indices	-	-	-	-
C.2 Provision for pension funds	-	-	-	-
D. Total insurance provisions	**161,999**	**-**	**161,999**	**140,409**

13.2 Insurance provisions: annual changes

	CHANGES IN 2006					
	NON-LIFE BUSINESS			LIFE BUSINESS		
	PROVISION FOR UNEARNED PREMIUMS	PROVISIONS FOR OUTSTANDING CLAIMS	OTHER PROVISIONS	MATHEMATICAL PROVISIONS	PROVISIONS FOR AMOUNTS PAYABLE	OTHER PROVISIONS
Insurance provisions - opening balance	**22,786**	**10,824**	**-**	**56,773**	**777**	**49,249**
a) increases	30,992	11,751	-	63,865	214	-
b) reductions	22,548	2,236	-	11,726	-	48,722
Insurance provisions - closing balance	**31,230**	**20,339**	**-**	**108,912**	**991**	**527**

Section 14 - Redeemable shares - Item 150

There are no amounts to be shown.

Section 15 - Shareholders' Equity Group - Items 140, 160, 170, 180, 190, 200 and 220

15.1 Group capital: breakdown

ITEMS/VALUES	31.12.2006	31.12.2005
1. Share capital	5,219,126	5,195,277
2. Share premium reserve	17,628,233	16,816,170
3. Reserves	8,091,079	9,172,458
4. Treasury shares	(362,177)	(359,039)
a. Parent Company	*(358,416)*	*(358,416)*
b. subsidiaries	*(3,761)*	*(623)*
5. Revaluation reserve	2,443,806	1,903,723
6. Equity instruments	-	-
7. Net profit (loss)	5,447,741	2,470,258
Total	**38,467,808**	**35,198,847**

15.2 Share capital and treasury shares: breakdown

	31.12.2006		31.12.2005	
	ISSUED SHARES	UNDERWRITTEN SHARES	ISSUED SHARES	UNDERWRITTEN SHARES
A. Share Capital				
A.1 ordinary shares	5,208,273	-	5,184,424	-
A.2 savings shares	10,853	-	10,853	-
Total (A)	**5,219,126**	**-**	**5,195,277**	**-**
B. Treasury Shares				
B.1 ordinary shares	(362,177)	-	(359,039)	-
B.2 savings shares	-	-	-	-
Total (B)	**(362,177)**	**-**	**(359,039)**	**-**

15.3 Capital Stock - number of shares: annual changes

	CHANGES IN 2006	
ITEMS/TYPES	ORDINARY	OTHERS (SAVING)
A. Issued shares as at the beginning of the year	**10,368,848,154**	**21,706,552**
- fully paid	10,368,848,154	21,706,552
- not fully paid	-	-
A.1 Treasury shares (-)	**(87,000,000)**	**-**
A.2 Shares outstanding: opening balance	**10,281,848,154**	**21,706,552**
B. Increases	**47,696,827**	**-**
B.1 New issues	47,696,827	-
• against payment	42,201,967	-
- business combinations	-	-
- bonds converted	-	-
- warrants exercised	-	-
- other	*42,201,967*	-
• free	5,494,860	-
- to employees	*5,494,860*	-
- to Directors	-	-
- other	-	-
B.2 Sales of treasury shares	-	-
B.3 Other changes	-	-
C. Reductions	**-**	**-**
C.1 Cancellation	-	-
C.2 Purchase of treasury shares	-	-
C.3 Business transferred	-	-
C.4 Other changes	-	-
D. Shares outstanding: closing balance	**10,329,544,981**	**21,706,552**
D.1 Treasury Shares (+)	87,000,000	-
D.2 Shares outstanding as at the end of the year	10,416,544,981	21,706,552
- fully paid	*10,416,544,981*	*21,706,552*
- not fully paid	-	-

15.4 Capital: other information

	31.12.2006	31.12.2005
Par value per share	0.50	0.50
Shares reserved for issue on exercise of options	-	-
Agreed sales of shares	-	-

15.5 Reserves from allocation of profit from previous year: other information

	31.12.2006	31.12.2005
Legal reserve	859,474	633,805
Statutory reserve	2,457,409	2,048,905
Other reserve	4,774,196	6,489,748
Total	**8,091,079**	**9,172,458**

15.6 Revaluation reserve: breakdown

ITEMS/COMPONENTS	31.12.2006 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2005 TOTAL
1. Available-for-sale financial assets	2,655,416	(222)	(23)	2,655,171	1,795,744
2. Property, plant and equipment	-	-	-	-	-
3. Intangible assets	-	-	-	-	-
4. Hedges of foreign investments	-	-	-	-	-
5. Cash-flow hedges	(490,905)	-	536	(490,369)	(169,041)
6. Exchange differences	-	-	-	-	-
7. Non-current assets classified as held for sale	1,984	-	-	1,984	-
8. Special revaluation laws	277,020	-	-	277,020	277,020
Total	**2,443,515**	**(222)**	**513**	**2,443,806**	**1,903,723**

15.7 Revaluation reserves: annual changes

	CHANGES IN 2006							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**1,795,744**	-	-	-	**(169,041)**	-	-	**277,020**
B. Increases	**2,844,351**	-	-	-	**12,403**	-	**1,984**	-
B.1 Fair value increases	2,163,617	-	-	-	23,803	-	1,984	X
B.2 Other changes	680,734	-	-	-	(11,400)	-	-	-
C. Reductions	**1,984,924**	-	-	-	**333,731**	-	-	-
C.1 Fair value reductions	714,562	-	-	-	351,553	-	-	X
C.2 Other changes	1,270,362	-	-	-	(17,822)	-	-	-
D. Closing balance	**2,655,171**	-	-	-	**(490,369)**	-	**1,984**	**277,020**

15.7.1 Banking Group Portion

	CHANGES IN 2006							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**1,795,608**	-	-	-	**(168,971)**	-	-	**277,020**
B. Increases	**2,844,198**	-	-	-	**11,797**	-	**1,984**	-
B.1 Fair value increases	2,163,565	-	-	-	23,803	-	1,984	X
B.2 Other changes	680,633	-	-	-	(12,006)	-	-	-
C. Reductions	**1,984,390**	-	-	-	**333,731**	-	-	-
C.1 Fair value reductions	714,453	-	-	-	351,553	-	-	X
C.2 Other changes	1,269,937	-	-	-	(17,822)	-	-	-
D. Closing balance	**2,655,416**	-	-	-	**(490,905)**	-	**1,984**	**277,020**

15.7.2 Insurance companies portion

	CHANGES IN 2006							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	**136**	-	-	-	-	-	-	-
B. Increases	**67**	-	-	-	-	-	-	-
B.1 Fair value increases	-	-	-	-	-	-	-	X
B.2 Other changes	67	-	-	-	-	-	-	-
C. Reductions	**425**	-	-	-	-	-	-	-
C.1 Fair value reductions	-	-	-	-	-	-	-	X
C.2 Other changes	425	-	-	-	-	-	-	-
D. Closing balance	**(222)**	-	-	-	-	-	-	-

15.7.3 Other companies portion

	CHANGES IN 2006							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS
A. Opening balance	-	-	-	-	**(70)**	-	-	-
B. Increases	**86**	-	-	-	**606**	-	-	-
B.1 Fair value increases	52	-	-	-	-	-	-	X
B.2 Other changes	34	-	-	-	606	-	-	-
C. Reductions	**109**	-	-	-	-	-	-	-
C.1 Fair value reductions	109	-	-	-	-	-	-	X
C.2 Other changes	-	-	-	-	-	-	-	-
D. Closing balance	**(23)**	-	-	-	**536**	-	-	-

15.8 Revaluation reserves for available-for-sale assets: breakdown

	31.12.2006								31.12.2005	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ACTIVITY/ASSETS	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE	POSITIVE RESERVE	NEGATIVE RESERVE
1. Debt securities	198,346	(112,543)	138	(360)	86	(85)	198,570	(112,988)	172,354	(15,390)
2. Equity securities	2,572,356	(14,103)	-	-	-	-	2,572,356	(14,103)	1,654,732	(13,238)
3. Units in investment funds	13,757	(1,054)	-	-	-	(24)	13,757	(1,078)	1,092	(3,806)
4. Loans	253	(1,596)	-	-	-	-	253	(1,596)	-	-
Total	**2,784,712**	**(129,296)**	**138**	**(360)**	**86**	**(109)**	**2,784,936**	**(129,765)**	**1,828,178**	**(32,434)**

15.9 Revaluation reserves for available-for-sale assets: breakdown

	CHANGES IN 2006			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**156,964**	**1,641,494**	**(2,714)**	**-**
2. Increases	**473,227**	**2,779,842**	**46,000**	**-**
2.1 Fair value increases	409,128	1,754,116	35,019	-
2.2 Reclassification through profit or loss of negative reserves	(53,009)	(1,737)	(30)	-
- due to impairment	*4,482*	*-*	*-*	*-*
- following disposal	*(57,491)*	*(1,737)*	*(30)*	*-*
2.3 Other changes	117,108	1,027,463	11,011	-
3. Reductions	**544,609**	**1,863,083**	**30,607**	**1,343**
3.1 Fair value reductions	424,861	272,595	29,546	-
3.2 Impairment losses	2,440	(42)	92	-
3.3 Reclassification through profit or loss of positive allowances following disposal	20,451	650,034	25	-
3.4 Other changes	96,857	940,496	944	1,343
4. Closing Balance	**85,582**	**2,558,253**	**12,679**	**(1,343)**

15.9.1 Banking Group Portion

	CHANGES IN 2006			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**156,828**	**1,641,494**	**(2,714)**	**-**
2. Increases	**473,085**	**2,779,842**	**46,000**	**-**
2.1 Fair value increases	409,076	1,754,116	35,019	-
2.2 Reclassification through profit or loss of negative reserves	(53,009)	(1,737)	(30)	-
- due to impairment	*4,482*	*-*	*-*	*-*
- following disposal	*(57,491)*	*(1,737)*	*(30)*	*-*
2.3 Other changes	117,018	1,027,463	11,011	-
3. Reductions	**544,110**	**1,863,083**	**30,583**	**1,343**
3.1 Fair value reductions	424,835	272,595	29,546	-
3.2 Impairment losses	2,440	(42)	92	-
3.3 Reclassification through profit or loss of positive allowances following disposal	20,451	650,034	25	-
3.4 Other changes	96,384	940,496	920	1,343
4. Closing Balance	**85,803**	**2,558,253**	**12,703**	**(1,343)**

15.9.2 Insurance Companies Portion

	CHANGES IN 2006			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**136**	-	-	-
2. Increases	**56**	-	-	-
2.1 Fair value increases	-	-	-	-
2.2 Reclassification through profit or loss of negative reserves	-	-	-	-
- due to impairment	-	-	-	-
- following disposal	-	-	-	-
2.3 Other changes	56	-	-	-
3. Reductions	**414**	-	-	-
3.1 Fair value reductions	26	-	-	-
3.2 Impairment losses	-	-	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	-	-	-	-
3.4 Other changes	388	-	-	-
4. Closing Balance	**(222)**	-	-	-

15.9.3 Other Companies Portion

	CHANGES IN 2006			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	-	-	-	-
2. Increases	**86**	-	-	-
2.1 Fair value increases	52	-	-	-
2.2 Reclassification through profit or loss of negative reserves	-	-	-	-
- due to impairment	-	-	-	-
- following disposal	-	-	-	-
2.3 Other changes	34	-	-	-
3. Reductions	**85**	-	**24**	-
3.1 Fair value reductions	-	-	-	-
3.2 Impairment losses	-	-	-	-
3.3 Reclassification through profit or loss of positive allowances following disposal	-	-	-	-
3.4 Other changes	85	-	24	-
4. Closing Balance	**1**	-	**(24)**	-

Section 16 - Minorities - Item 210

16.1 Minority interests: breakdown

ITEMS/VALUES	31.12.2006 BANKING GROUP	31.12.2006 INSURANCE COMPANIES	31.12.2006 OTHER COMPANIES	31.12.2006 TOTAL	31.12.2005 TOTAL
1) Share Capital	800,388	-	40,331	840,719	961,027
2) Share premium reserve	1,959,735	-	61,489	2,021,224	142,109
3) Reserves	699,034	-	(22,982)	676,052	2,827,945
4) Treasury shares	(486)	-	(20)	(506)	(84)
5) Revaluation reserves	56,499	-	533	57,032	45,120
6) Equity instruments	-	-	-	-	-
7) Profit (loss) for the year - Minority interests	670,738	-	9,378	680,116	261,204
Total	**4,185,908**	-	**88,729**	**4,274,637**	**4,237,321**

16.2 Revaluation reserves: breakdown

ITEMS/VALUES	31.12.2006 BANKING GROUP	31.12.2006 INSURANCE COMPANIES	31.12.2006 OTHER COMPANIES	31.12.2006 TOTAL	31.12.2005 TOTAL
1) Available for sale financial assets	66,282	-	(3)	66,279	40,834
2) Tangible assets	-	-	-	-	-
3) Intangible assets	-	-	-	-	-
4) Hedges of foreign investments	-	-	-	-	-
5) Cash-flow hedge	(15,091)	-	536	(14,555)	98
6) Exchange difference	-	-	-	-	-
7) Non-current assets classified held for sale	194	-	-	194	-
8) Special revaluation laws	5,114	-	-	5,114	4,188
Total	**56,499**	-	**533**	**57,032**	**45,120**

16.4 Revaluation reserves for available-for-sale assets: breakdown

ASSETS/VALUES	31.12.2006 BANKING GROUP POSITIVE RESERVE	BANKING GROUP NEGATIVE RESERVE	INSURANCE COMPANIES POSITIVE RESERVE	INSURANCE COMPANIES NEGATIVE RESERVE	OTHER COMPANIES POSITIVE RESERVE	OTHER COMPANIES NEGATIVE RESERVE	TOTAL POSITIVE RESERVE	TOTAL NEGATIVE RESERVE
1. Debt securities	6,949	(10,720)	-	-	8	(8)	6,957	(10,728)
2. Equity securities	69,166	(194)	-	-	-	-	69,166	(194)
3. Units in investment funds	1,161	(8)	-	-	-	(3)	1,161	(11)
4. Loans	13	(85)	-	-	-	-	13	(85)
Total	**77,289**	**(11,007)**	-	-	**8**	**(11)**	**77,297**	**(11,018)**

16.5 Revaluation reserves: breackdown

	CHANGES AT 2006							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	**40,834**	**-**	**-**	**-**	**98**	**-**	**-**	**4,188**
B. Increases	**158,374**	**-**	**-**	**-**	**19,718**	**-**	**194**	**939**
B.1 Fair value increases	132,510	-	-	-	1,004	-	194	X
B.2 Other changes	25,864	-	-	-	18,714	-	-	939
C. Reductions	**132,929**	**-**	**-**	**-**	**34,371**	**-**	**-**	**13**
C.1 Fair value reductions	79,400	-	-	-	14,949	-	-	X
C.2 Other changes	53,529	-	-	-	19,422	-	-	13
D. Closing balance	**66,279**	**-**	**-**	**-**	**(14,555)**	**-**	**194**	**5,114**

16.5.1 Banking Group portion

	CHANGES AT 2006							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	**40,834**	**-**	**-**	**-**	**169**	**-**	**-**	**4,188**
B. Increases	**158,366**	**-**	**-**	**-**	**19,111**	**-**	**194**	**939**
B.1 Fair value increases	132,505	-	-	-	1,004	-	194	X
B.2 Other changes	25,861	-	-	-	18,107	-	-	939
C. Reductions	**132,918**	**-**	**-**	**-**	**34,371**	**-**	**-**	**13**
C.1 Fair value reductions	79,389	-	-	-	14,949	-	-	X
C.2 Other changes	53,529	-	-	-	19,422	-	-	13
D. Closing balance	**66,282**	**-**	**-**	**-**	**(15,091)**	**-**	**194**	**5,114**

16.5.2 Insurance Companies Portion

There are no amounts to be shown in the table.

16.5.3 Other Companies Portion

	CHANGES AT 2006							
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGING OF EXTERNAL INVESTMENTS	HEDGING OF CASH FLOWS	EXCHANGE DIFFERENCE	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALES	SPECIAL REVALUATION LAWS
A. Opening balance	**-**	**-**	**-**	**-**	**(71)**	**-**	**-**	**-**
B. Increases	**8**	**-**	**-**	**-**	**607**	**-**	**-**	**-**
B.1 Fair value increases	5	-	-	-	-	-	-	X
B.2 Other changes	3	-	-	-	607	-	-	-
C. Reductions	**11**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
C.1 Fair value reductions	11	-	-	-	-	-	-	X
C.2 Other changes	-	-	-	-	-	-	-	-
D. Closing balance	**(3)**	**-**	**-**	**-**	**536**	**-**	**-**	**-**

Other information

1. Guarantees given and commitments

TRANSACTIONS	31.12.2006 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	31.12.2005 TOTAL
1) Financial guarantees given to:	**32,114,905**	**-**	**-**	**32,114,905**	**40,979,416**
a) Banks	4,156,263	-	-	4,156,263	6,781,128
b) Customers	27,958,642	-	-	27,958,642	34,198,288
2) Commercial guarantees given to:	**23,034,168**	**-**	**-**	**23,034,168**	**14,868,224**
a) Banks	3,498,673	-	-	3,498,673	1,674,141
b) Customers	19,535,495	-	-	19,535,495	13,194,083
3) Other irrevocable commitments to disburse funds	**92,395,400**	**-**	**-**	**92,395,400**	**79,909,482**
a) banks:	25,644,838	-	-	25,644,838	13,539,822
i) Usage certain	*16,113,053*	-	-	*16,113,053*	*3,158,279*
ii) Usage uncertain	*9,531,785*	-	-	*9,531,785*	*10,381,543*
b) customers:	66,750,562	-	-	66,750,562	66,369,660
i) Usage certain	*13,481,604*	-	-	*13,481,604*	*11,431,950*
ii) Usage uncertain	*53,268,958*	-	-	*53,268,958*	*54,937,710*
4) Underlying obligations for credit derivatives: sales of protection	**7,001,360**	**-**	**-**	**7,001,360**	**3,950,834**
5) Assets used to guarantee others' obligations	**14,043**	**-**	**-**	**14,043**	**-**
6) Other commitments	**17,748,262**	**471**	**-**	**17,748,733**	**9,226,534**
Total	**172,308,138**	**471**	**-**	**172,308,609**	**148,934,490**

2. Assets used to guarantee own liabilities and commitments

	31.12.2006
1. Financial instruments held for trading	19,024,772
2. Financial instruments designated at fair value	14,896,900
3. Financial instruments available for sale	3,516,695
4. Financial instruments held to maturity	3,698,642
5. Loans and receivables with banks	13,499,265
6. Loans and receivables with customers	33,765,889
7. Property, plant and equipment	75,052

3. Operating leases

	31.12.2006
Lessee information:	
B) Operating leases	
Future minimum non-cancellable lease payments	
Up to twelve months	17,886
From one to five years	30,899
Over five years	14,708
Total amounts	**63,493**
Future minimum non-cancellable sublease payments	
Total payments	2,290
Lessor information:	
B) Operating leases	
Future minimum non-cancellable lease payments (to be received)	
Up to twelve months	143,536
From one to five years	175,354
Over five years	5,878
Total amounts	**324,768**

4. Breakdown of investments relating to unit-linked and index-linked policies

There are no amounts to be shown in the table.

5. Asset management and trading on behalf of others

TYPE OF SERVICES	31.12.2006
1. Trading of financial instruments on behalf of third parties	**741,420,646**
a) Purchases	369,347,025
1. Settled	*368,801,945*
2. Unsettled	*545,080*
b) Sales	372,073,621
1. Settled	*371,587,403*
2. Unsettled	*486,218*
2. Segregated accounts	95,212,131
a) individual	85,637,383
b) Collective	9,574,748
3. Custody and administration of securities	**500,539,761**
a) Third party securities on deposit associated with custodian bank transactions (excluding segregated accounts)	30,343,126
1. Securities issued by companies included in consolidation	*5,448,246*
2. Other securities	*24,894,880*
b) Other third party securities on deposit (excluding segregated accounts)	194,740,799
1. Securities issued by companies included in consolidation	*22,639,521*
2. Other securities	*172,101,278*
c) Third party securities deposited with third parties	171,092,500
d) Investment and trading securities deposited with others	104,363,336
4. Other transactions	**48,581,726**

The amounts of the table are totally referred to banking group portion.

Notes to the Consolidated Accounts

Part C) Consolidated Income Statement

Notes to the Consolidated Accounts

(amounts in thousands of €)

Part C) Consolidated Income Statement

In the 2005 accounts the group headed by Bayerische Hypo- und Vereinsbank AG (the HVB Group) was consolidated as from the acquisition date, which occurred not long before the end of the fiscal year. The result for the period of the HVB Group was disclosed in a single line in the income statement, viz. "Profit (loss) after tax - HVB Group".

Section 1 - Interest income and similar revenues - Item 10 and 20

1.1 Interest income and similar revenues: breakdown

	2006					2005
	UNIMPAIRED FINANCIAL ASSETS					
ITEMS/TYPE	DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	TOTAL
1. Financial assets held for trading	1,293,708	1,494,180	875	678,481	3,467,244	843,205
2. Financial assets at fair value through profit or loss	1,669,593	325	-	-	1,669,918	1,103,796
3. Available for sale financial assets	843,847	2,856	465	62,594	909,762	474,220
4. Held to maturity investments	754,056	6,440	-	69	760,565	277,698
5. Loans and receivables with banks	30,081	3,756,375	1,969	9,010	3,797,435	474,048
6. Loans and receivables with customers	29,974	21,505,512	412,597	32,669	21,980,752	7,589,513
7. Hedging derivatives	X	X	X	814,556	814,556	-
8. Financial assets sold but not derecognised	88,173	636,011	-	-	724,184	285,207
9. Other assets	X	X	X	170,542	170,542	72,468
Total	**4,709,432**	**27,401,699**	**415,906**	**1,767,921**	**34,294,958**	**11,120,155**

The change over 2005 was mainly due to the consolidation of the HVB Group, Net of this effect 2006 interest income was € 13,934,244 thousand, up by € 2,814,089 thousand over 2005 due to an increase of loans and deposits and a rise in interest rates.

1.1.1 Banking Group portion

	2006				
	UNIMPAIRED FINANCIAL ASSETS				
ITEMS/TYPE	DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL
1. Financial assets held for trading	1,289,681	1,494,180	875	676,501	3,461,237
2. Financial assets at fair value through profit or loss	1,669,593	325	-	-	1,669,918
3. Available for sale financial assets	839,940	2,856	465	62,592	905,853
4. Held to maturity investments	754,056	6,440	-	69	760,565
5. Loans and receivables with banks	30,081	3,755,823	1,969	8,827	3,796,700
6. Loans and receivables with customers	29,974	21,505,150	412,597	32,400	21,980,121
7. Hedging derivatives	X	X	X	814,422	814,422
8. Financial assets sold but not derecognised	88,173	636,011	-	-	724,184
9. Other assets	X	X	X	169,831	169,831
Total	**4,701,498**	**27,400,785**	**415,906**	**1,764,642**	**34,282,831**

1.1.2 Insurance Companies Portion

ITEMS/TYPE	2006				
	UNIMPAIRED FINANCIAL ASSETS		IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL
	DEBT SECURITIES	LOANS			
1. Financial assets held for trading	-	-	-	1,980	1,980
2. Financial assets at fair value through profit or loss	-	-	-	-	-
3. Available for sale financial assets	3,894	-	-	-	3,894
4. Held to maturity investments	-	-	-	-	-
5. Loans and receivables with banks	-	124	-	183	307
6. Loans and receivables with customers	-	-	-	-	-
7. Hedging derivatives	X	X	X	X	-
8. Financial assets sold but not derecognised	X	X	X	-	-
9. Other assets	X	X	X	X	-
Total	**3,894**	**124**	**-**	**2,163**	**6,181**

1.1.3 Other Companies Portion

ITEMS/TYPE	2006				
	UNIMPAIRED FINANCIAL ASSETS		IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL
	DEBT SECURITIES	LOANS			
1. Financial assets held for trading	4,027	-	-	-	4,027
2. Financial assets at fair value through profit or loss	-	-	-	-	0
3. Available for sale financial assets	13	-	-	2	15
4. Held to maturity investments	-	-	-	-	0
5. Loans and receivables with banks	-	428	-	-	428
6. Loans and receivables with customers	-	362	-	269	631
7. Hedging derivatives	X	X	X	134	134
8. Financial assets sold but not derecognised	-	-	-	-	0
9. Other assets	X	X	X	711	711
Total	**4,040**	**790**	**-**	**1,116**	**5,946**

Part C) Consolidated Income Statement

1.2/1.5 Interest income and similar revenues: hedging differentials

ITEMS/TYPE	2006			
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
A. Positive differentials on:				
A.1 Fair-value micro-hedging of financial assets	12,722	-	-	12,722
A.2 Fair value micro-hedging of financial liabilities	2,052	-	-	2,052
A.3 Macro-hedging of interest rate risk	1,150,926	-	354	1,151,280
A.4 Cash-flow micro-hedging of financial assets	703,574	-	-	703,574
A.5 Cash-flow micro-hedging of financial liabilities	787,527	-	-	787,527
A.6 Cash-flow macro-hedging	833,050	-	-	833,050
Total positive differentials (A)	**3,489,851**	**-**	**354**	**3,490,205**
B. Negative differentials relating to:				
B.1 Fair-value micro hedging of financial assets	(14,135)	-	-	(14,135)
B.2 Fair-value micro-hedging of financial liabilities	(5,394)	-	-	(5,394)
B.3 Macro-hedging of interest rate risk	(1,122,771)	-	(220)	(1,122,991)
B.4 Cash-flow micro-hedging of financial assets	(1,047,863)	-	-	(1,047,863)
B.5 Cash-flow micro-hedging of financial liabilities	(341,717)	-	-	(341,717)
B.6 Cash flow macro-hedging	(143,549)	-	-	(143,549)
Total negative differentials (B)	**(2,675,429)**	**-**	**(220)**	**(2,675,649)**
C. Net differentials (A-B)	**814,422**	**-**	**134**	**814,556**

1.3.1 Interest income from financial assets denominated in currency

INTEREST INCOME ON:	2006	2005
a) Assets denominated in currency	8,210,611	2,855,660

1.3.2 and 1.3.3 Interest income from other transactions

INTEREST INCOME ON:	2006	2005
a) Financial leasing transactions: contingent rents recognised as income in the period	935,218	340,588
b) Deposits received in administration	235,753	411,447
Total	**1,170,971**	**752,035**

1.4 Interest expense and similar charges: breakdown

ITEMS/TYPE	2006 DEPOSITS	2006 SECURITIES	2006 OTHER LIABILITIES	2006 TOTAL	2005 TOTAL
1. Deposits from banks	(4,793,864)	X	(1,796)	(4,795,660)	(781,211)
2. Deposits from customers	(6,462,443)	X	(4,407)	(6,466,850)	(1,344,306)
3. Debt securities in issue	X	(7,439,001)	-	(7,439,001)	(2,280,459)
4. Financial liabilities held for trading	(797,550)	(734,172)	(1,426,161)	(2,957,883)	(378,248)
5. Financial liabilities at fair value through profit or loss	-	(35,972)	-	(35,972)	(25)
6. Financial liabilities relating to assets sold but not derecognised	(327,885)	-	(13,333)	(341,218)	(200,259)
7. Other liabilities	X	X	(103,489)	(103,489)	(122,112)
8. Hedging derivatives	X	X	-	-	(619,305)
Total	**(12,381,742)**	**(8,209,145)**	**(1,549,186)**	**(22,140,073)**	**(5,725,925)**

The change over 2005 was mainly due to the consolidation of the HVB Group. Net of this effect 2006 interest expense was € 7,894,114 thousand, up by € 2,168,189 thousand over 2005 due to an increase of loans and deposits and a rise in interest rates.

1.4.1 Banking group portion

ITEMS/TYPE	2006 DEPOSITS	2006 SECURITIES	2006 OTHER LIABILITIES	2006 TOTAL
1. Deposits from banks	(4,788,017)	X	(1,794)	(4,789,811)
2. Deposits from customers	(6,430,964)	X	(4,407)	(6,435,371)
3. Debt securities in issue	X	(7,439,001)	-	(7,439,001)
4. Financial liabilities held for trading	(797,550)	(731,776)	(1,426,161)	(2,955,487)
5. Financial liabilities at fair value through profit or loss	-	(35,972)	0	(35,972)
6. Financial liabilities relating to assets sold but not derecognised	(327,885)	-	(13,333)	(341,218)
7. Other liabilities	X	X	(102,512)	(102,512)
8. Hedging derivatives	X	X	-	-
Total	**(12,344,416)**	**(8,206,749)**	**(1,548,207)**	**(22,099,372)**

1.4.2 Insurance Companies Portion

ITEMS/TYPE	2006			
	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL
1. Deposits from banks	0	X	-	-
2. Deposits from customers	(1)	X	-	(1)
3. Debt securities in issue	X	-	-	-
4. Financial liabilities held for trading	-	-	-	-
5. Financial liabilities at fair value through profit or loss	-	-	-	-
6. Financial liabilities relating to assets sold but not derecognised	-	-	-	-
7. Other liabilities	X	X	-	-
8. Hedging derivatives	X	X	-	-
Total	**(1)**	**-**	**-**	**(1)**

1.4.3 Other Companies Portion

ITEMS/TYPE	2006			
	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL
1. Deposits from banks	(5,847)	X	(2)	(5,849)
2. Deposits from customers	(31,478)	X	-	(31,478)
3. Debt securities in issue	X	-	-	-
4. Financial liabilities held for trading	-	(2,396)	-	(2,396)
5. Financial liabilities at fair value through profit or loss	-	-	-	-
6. Financial liabilities relating to assets sold but not derecognised	-	-	-	-
7. Other liabilities	X	X	(977)	(977)
8. Hedging derivatives	X	X	-	-
Total	**(37,325)**	**(2,396)**	**(979)**	**(40,700)**

1.6.1 Interest expense on liabilities denominated in currency

INTEREST EXPENSE ON:	2006	2005
a) Liabilities denominated in currency	(7,011,030)	(2,213,857)

1.6.2 and 1.6.3 Interest expense on other transactions

INTEREST EXPENSES ON:	2006	2005
a) Financial leasing transactions: contingent rents recognised as expense in the period	(2,320)	(51)
b) Deposits received in administration	(92,129)	(179,676)
Total	**(94,449)**	**(179,727)**

Section 2 - Fee and commission income - Item 40 and 50

2.1 Fee and commission income: breakdown

TYPE OF SERVICE/SECTORS	2006	2005
a) guarantees given	**400,762**	**152,555**
b) credit derivatives	**9,396**	**664**
c) management, brokerage and consultancy services:	**5,077,279**	**2,819,866**
1. securities trading	447,687	45,846
2. currency trading	289,930	82,208
3. segregated accounts	2,365,334	1,569,196
3.1 individual	*376,024*	*204,328*
3.2. collective	*1,989,310*	*1,364,868*
4. custody and administration of securities	214,957	55,105
5. custodian bank	60,629	27,957
6. placement of securities	709,643	475,606
7. client instructions	132,749	110,894
8. advisory	80,695	1,987
9. distribution of third party services	775,655	451,067
9.1. Segregated accounts	*82,539*	*51,821*
9.1.1. individual	*20,323*	*8,833*
9.1.2. collective	*62,216*	*42,988*
9.2. insurance products	*593,997*	*384,497*
9.3. Other products	*99,119*	*14,749*
d) collection and payment services	**1,670,427**	**642,553**
e) securitization servicing	**79,754**	**10,761**
f) factoring	**50,194**	**24,401**
g) tax collection services	**15**	**125,407**
h) other services	**2,678,699**	**1,340,484**
Total	**9,966,526**	**5,116,691**

The change over 2005 was mainly due to the consolidation of the HVB Group. Net of this effect 2006 fee and commission income was € 5,580,228 thousand, up by € 463,537 thousand over 2005.

2.1.1 Banking Group Portion

TYPE OF SERVICE/SECTORS	2006
a) guarantees given	**400,762**
b) credit derivatives	**9,396**
c) management, brokerage and consultancy services:	**4,682,924**
1. securities trading	447,581
2. currency trading	289,930
3. segregated accounts	2,365,334
3.1 individual	*376,024*
3.2. collective	*1,989,310*
4. custody and administration of securities	214,957
5. custodian bank	60,629
6. placement of securities	709,643
7. client instructions	132,749
8. advisory	80,695
9. distribution of third party services	381,406
9.1. Segregated accounts	*82,539*
9.1.1. individual	*20,323*
9.1.2. collective	*62,216*
9.2. insurance products	*199,748*
9.3. Other products	*99,119*
d) collection and payment services	**1,670,427**
e) securitization servicing	**79,754**
f) factoring	**50,194**
g) tax collection services	**15**
h) other services	**2,641,815**
Total	**9,535,287**

2.1.2 Insurance Companies portion

TYPE OF SERVICE/SECTORS	2006
a) guarantees given	**-**
b) credit derivatives	**-**
c) management, brokerage and consultancy services:	**7,584**
1. securities trading	0
2. currency trading	-
3. segregated accounts	-
3.1 individual	-
3.2. collective	-
4. custody and administration of securities	-
5. custodian bank	-
6. placement of securities	-
7. client instructions	-
8. advisory	-
9. distribution of third party services	7,584
9.1. Segregated accounts	-
9.1.1. individual	-
9.1.2. collective	-
9.2. insurance products	*7,584*
9.3. Other products	-
d) collection and payment services	**-**
e) securitization servicing	**-**
f) factoring	**-**
g) tax collection services	**-**
h) other services	**6,764**
Total	**14,348**

2.1.3 Other Companies Portion

TYPE OF SERVICE/SECTORS	2006
a) guarantees given	-
b) credit derivatives	-
c) management, brokerage and consultancy services:	**386,771**
1. securities trading	106
2. currency trading	-
3. segregated accounts	-
3.1 individual	-
3.2. collective	-
4. custody and administration of securities	-
5. custodian bank	-
6. placement of securities	-
7. client instructions	-
8. advisory	-
9. distribution of third party services	386,665
9.1. Segregated accounts	-
9.1.1. individual	-
9.1.2. collective	-
9.2. insurance products	*386,665*
9.3. Other products	-
d) collection and payment services	-
e) securitization servicing	-
f) factoring	-
g) tax collection services	-
h) other services	**30,120**
Total	**416,891**

2.2 Fee and commission income by distribution channel

CHANNELS/SECTORS	2006	2005
a) through Group bank branches	**1,186,462**	**768,491**
1. segregated accounts	277,955	92,115
2. placement of securities	357,844	321,297
3. others' products and services	550,663	355,079
b) off-site	**2,462,997**	**1,727,378**
1. segregated accounts	2,087,379	1,477,081
2. placement of securities	195,537	154,309
3. others' products and services	180,081	95,988
c) other distribution channels	**201,173**	-
1. segregated accounts	-	-
2. placement of securities	156,262	-
3. others' products and services	44,911	-
Total	**3,850,632**	**2,495,869**

2.3 Fee and commission expense: breakdown

TYPE OF SERVICES/SECTORS	2006	2005
a) guarantees received	**(84,447)**	(7,162)
b) credit derivatives	**(5,641)**	(2,632)
c) management, brokerage and consultancy services:	**(725,664)**	(402,689)
1. securities trading	(77,937)	(14,141)
2. currency trading	(13,748)	(2,955)
3. segregated accounts	(101,087)	(13,795)
3.1. own portfolio	*(39,483)*	*(519)*
3.2. others' portfolios	*(61,604)*	*(13,276)*
4. custody and administration of securities	(125,759)	(5,578)
5. placement of securities	(254,698)	(240,384)
6. off-site distribution of securities, products and services	(152,435)	(125,836)
d) collection and payment services	**(369,873)**	(158,523)
e) other services	**(433,226)**	(173,222)
Total	**(1,618,851)**	(744,228)

The change over 2005 was mainly due to the consolidation of the HVB Group. Net of this effect 2006 fee and commission expense was € 823,517 thousand, up by € 79,289 thousand over 2005.

2.3.1 Banking Group portion

TYPE OF SERVICES/SECTORS	2006
a) guarantees received	**(84,447)**
b) credit derivatives	**(5,641)**
c) management, brokerage and consultancy services:	**(725,664)**
1. securities trading	(77,937)
2. currency trading	(13,748)
3. segregated accounts	(101,087)
3.1. own portfolio	*(39,483)*
3.2. others' portfolios	*(61,604)*
4. custody and administration of securities	(125,759)
5. placement of securities	(254,698)
6. off-site distribution of securities, products and services	(152,435)
d) collection and payment services	**(369,774)**
e) other services	**(418,278)**
Total	**(1,603,804)**

2.3.2 Insurance Companies portion

TYPE OF SERVICES/SECTORS	2006
a) guarantees received	-
b) credit derivatives	-
c) management, brokerage and consultancy services:	-
1. securities trading	-
2. currency trading	-
3. segregated accounts	-
3.1. own portfolio	-
3.2. others' portfolios	-
4. custody and administration of securities	-
5. placement of securities	-
6. off-site distribution of securities, products and services	-
d) collection and payment services	-
e) other services	(14,246)
Total	(14,246)

2.3.3 Other Companies Portion

TYPE OF SERVICES/SECTORS	2006
a) guarantees received	-
b) credit derivatives	-
c) management, brokerage and consultancy services:	-
1. securities trading	-
2. currency trading	-
3. segregated accounts	-
3.1. own portfolio	-
3.2. others' portfolios	-
4. custody and administration of securities	-
5. placement of securities	-
6. off-site distribution of securities, products and services	-
d) collection and payment services	(99)
e) other services	(702)
Total	(801)

Section 3 - Dividend income and similar revenue - Item 70

3.1 Dividend income and similar revenue: breakdown

	2006								2005	
	BANKING GROUP		INSURANCE COMPANIES		OTHER COMPANIES		TOTAL		TOTAL	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	348,161	110	-	-	-	-	348,161	110	25,943	-
B. Available for sale financial assets	356,905	5,279	-	-	17	22	356,922	5,301	81,985	252
C. Financial assets at fair value through profit or loss	36,991	1,633	-	-	2	-	36,993	1,633	48,751	641
D. Investments	73,395	X	-	X	1,215	X	74,610	X	-	X
Total	**815,452**	**7,022**	**-**	**-**	**1,234**	**22**	**816,686**	**7,044**	**156,679**	**893**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

	2006				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**3,199,309**	**2,646,992**	**(1,758,067)**	**(3,561,176)**	**527,058**
1.1 Debt securities	949,633	278,411	(241,005)	(1,240,266)	(253,227)
1.2 Equity instruments	1,610,214	921,078	(1,448,525)	(1,141,423)	(58,656)
1.3 Units in investment funds	496,940	138,715	(30,646)	(30,358)	574,651
1.4 Loans	44	21,265	(8,738)	(36,554)	(23,983)
1.5 Other	142,478	1,287,523	(29,153)	(1,112,575)	288,273
2. Financial liabilities held for trading	**10,535**	**51,445**	**(53,494)**	**(167,258)**	**(158,772)**
2.1 Debt securities	5,879	51,400	(7,881)	(47,070)	2,328
2.2 Deposits	-	-	-	-	-
2.3 Other	4,656	45	(45,613)	(120,188)	(161,100)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**2,230,844**
4. Derivatives	**66,176,402**	**41,036,178**	**(66,907,204)**	**(39,456,351)**	**(1,128,783)**
4.1 Financial derivatives:	65,988,562	40,924,085	(66,753,502)	(39,385,729)	(1,204,392)
- on debt securities and interest rates	*55,877,107*	*39,857,152*	*(57,082,504)*	*(38,009,959)*	*641,796*
- on equity securities and share indices	*10,060,998*	*855,892*	*(9,620,381)*	*(1,074,038)*	*222,471*
- on currency and gold	*X*	*X*	*X*	*X*	*(1,977,808)*
- other	*50,457*	*211,041*	*(50,617)*	*(301,732)*	*(90,851)*
4.2 Credit derivatives	187,840	112,093	(153,702)	(70,622)	75,609
Total	**69,386,246**	**43,734,615**	**(68,718,765)**	**(43,184,785)**	**1,470,347**

4.1.1 Banking Group portion

	2006				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**3,198,900**	**2,644,525**	**(1,758,067)**	**(3,557,369)**	**527,989**
1.1 Debt securities	949,550	276,165	(241,005)	(1,236,459)	(251,749)
1.2 Equity instruments	1,610,214	921,078	(1,448,525)	(1,141,423)	(58,656)
1.3 Units in investment funds	496,940	138,715	(30,646)	(30,358)	574,651
1.4 Loans	44	21,265	(8,738)	(36,554)	(23,983)
1.5 Other	142,152	1,287,302	(29,153)	(1,112,575)	287,726
2. Financial liabilities held for trading	**7,118**	**51,445**	**(53,446)**	**(167,258)**	**(162,141)**
2.1 Debt securities	2,462	51,400	(7,881)	(47,070)	(1,089)
2.2 Deposits	-	-	-	-	-
2.3 Other	4,656	45	(45,565)	(120,188)	(161,052)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**2,230,857**
4. Derivatives	**66,176,221**	**41,036,178**	**(66,906,775)**	**(39,455,563)**	**(1,127,747)**
4.1 Financial derivatives:	65,988,525	40,924,085	(66,753,073)	(39,385,729)	(1,204,000)
- on debt securities and interest rates	*55,877,107*	*39,857,152*	*(57,082,076)*	*(38,009,959)*	*642,224*
- on equity securities and share indices	*10,060,998*	*855,892*	*(9,620,381)*	*(1,074,033)*	*222,471*
- on currency and gold	*X*	*X*	*X*	*X*	*(1,977,808)*
- other	*50,420*	*211,041*	*(50,616)*	*(301,732)*	*(90,887)*
4.2 Credit derivatives	187,696	112,093	(153,702)	(69,834)	76,253
Total	**69,382,239**	**43,732,148**	**(68,718,288)**	**(43,180,190)**	**1,468,958**

4.1.2 Insurance Companies portion

	2006				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**83**	**970**	**-**	**(1,064)**	**(11)**
1.1 Debt securities	83	970	-	(1,064)	(11)
1.2 Equity instruments	-	-	-	-	-
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	**-**	**-**	**-**	**-**	**-**
2.1 Debt securities	-	-	-	-	-
2.2 Deposits	-	-	-	-	-
2.3 Other	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Derivatives	**-**	**-**	**-**	**-**	**-**
4.1 Financial derivatives:	-	-	-	-	-
- on debt securities and interest rates	-	-	-	-	-
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	**83**	**970**	**-**	**(1,064)**	**(11)**

4.1.3 Other Companies portion

	2006				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFIT (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**326**	**1,497**	**-**	**(2,743)**	**(920)**
1.1 Debt securities	-	1,276	-	(2,743)	(1,467)
1.2 Equity instruments	-	-	-	-	-
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	326	221	-	-	547
2. Financial liabilities held for trading	**3,417**	**-**	**(48)**	**-**	**3,369**
2.1 Debt securities	3,417	-	-	-	3,417
2.2 Deposits	-	-	-	-	-
2.3 Other	-	-	(48)	-	(48)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**(13)**
4. Derivatives	**181**	**-**	**(429)**	**(788)**	**(1,036)**
4.1 Financial derivatives	37	-	(429)	-	(392)
- on debt securities and interest rates	-	-	*(428)*	-	*(428)*
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	*37*	-	*(1)*	-	*36*
4.2 Credit derivatives	144	-	-	(788)	(644)
Total	**3,924**	**1,497**	**(477)**	**(3,531)**	**1,400**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 Fair value adjustments in hedge accounting: breakdown

	2006				2005
PROFIT COMPONENT/VALUES	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Gains on:					
A.1 Fair value hedging instruments	551,869	-	-	551,869	336,129
A.2 Hedged asset items (fair value)	451,374	-	-	451,374	41,622
A.3 Hedged liability items (fair value)	753,078	-	-	753,078	118,440
A.4 Cash-flow hedges	-	-	-	-	483
A.5 Assets and liabilities denominated in currency	261	-	-	261	-
Total gains on hedging activities (A)	**1,756,582**	**-**	**-**	**1,756,582**	**496,674**
B. Losses on:					
B.1 Fair value hedging instruments	(1,327,848)	-	-	(1,327,848)	(221,158)
B.2 Hedged asset items (fair value)	(359,171)	-	-	(359,171)	(199,832)
B.3 Hedged liability items (fair value)	(39,298)	-	-	(39,298)	(65,384)
B.4 Cash-flow hedges	(432)	-	-	(432)	(1,633)
B.5 Assets and liabilities denominated in currency	(104)	-	-	(104)	(101)
Total losses on hedging activities (B)	**(1,726,853)**	**-**	**-**	**(1,726,853)**	**(488,108)**
C. Net hedging result (A - B)	**29,729**	**-**	**-**	**29,729**	**8,566**

Section 6 - Gains (losses) on disposals/repurchases - Item 100

6.1 Gains and losses on disposals/repurchases: breakdown

	2006												2005		
	BANKING GROUP			INSURANCE COMPANIES			OTHER COMPANIES			TOTAL			TOTAL		
ITEMS/P&L ITEMS	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT
Financial assets															
1. Loans and receivables with banks	1	(20)	(19)	-	-	-	-	-	-	1	(20)	(19)	-	(55)	(55)
2. Loans and receivables with customers	97,590	(81,081)	16,509	-	-	-	-	(4)	(4)	97,590	(81,085)	16,505	5,685	(800)	4,885
3. Available-for-sale financial assets	645,419	(166,389)	479,030	-	-	-	-	-	-	645,419	(166,389)	479,030	250,346	(357)	249,989
3.1 Debt securities	160,510	(110,055)	50,455	-	-	-	-	-	-	160,510	(110,055)	50,455	24,310	(256)	24,054
3.2 Equity instruments	472,087	(50,461)	421,626	-	-	-	-	-	-	472,087	(50,461)	421,626	225,499	(45)	225,454
3.3 Units in investment funds	12,197	(5,873)	6,324	-	-	-	-	-	-	12,197	(5,873)	6,324	537	(56)	481
3.4 Loans	625	0	625	-	-	-	-	-	-	625	-	625	-	-	-
4. Held-to-maturity investments	4,318	(825)	3,493	-	-	-	-	-	-	4,318	(825)	3,493	24	(5)	19
Total assets	**747,328**	**(248,315)**	**499,013**	**-**	**-**	**-**	**-**	**(4)**	**(4)**	**747,328**	**(248,319)**	**499,009**	**256,055**	**(1,217)**	**254,838**
Financial liabilities															
1. Deposits with banks	-	(70)	(70)	-	-	-	-	-	-	-	(70)	(70)	-	-	-
2. Deposits with customers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3. Debt securities in issue	7,790	(13,272)	(5,482)	-	-	-	-	-	-	7,790	(13,272)	(5,482)	-	-	-
Total liabilities	**7,790**	**(13,342)**	**(5,552)**	**-**	**-**	**-**	**-**	**-**	**-**	**7,790**	**(13,342)**	**(5,552)**	**-**	**-**	**-**

Gains on disposals of available-for-sale assets include a net gain on disposals of shares of € 355,220 thousand, of which the main components were: gains of € 171,770 thousand on the sale of shares in Munich RE, of € 50,966 thousand on the sale of shares in Euroclear, of € 34,836 thousand on the sale of shares in Lufthansa and of € 19,170 thousand on the sale of shares in Immobiliare Lombarda.

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 Net change in financial assets and liabilities at fair value through profit or loss: breakdown

	2006				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	GAINS ON TRANSFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRANSFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**113,497**	**20,068**	**(969,047)**	**(164,043)**	**(999,525)**
1.1 Debt securities	20,317	5,672	(872,046)	(153,010)	(999,067)
1.2 Equity securities	2,254	2,949	(95,392)	(4)	(90,193)
1.3 Units in investment funds	35,306	11,447	(1,609)	(6,246)	38,898
1.4 Loans	55,620	-	-	(4,783)	50,837
2. Financial liabilities	**57,365**	**2,402**	**(41,454)**	**(1,742)**	**16,571**
2.1 Debt securities	57,365	2,402	(41,454)	(1,742)	16,571
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Derivatives	**1,096,149**	**110,465**	**(154,263)**	**(28,050)**	**1,024,301**
4.1 Financial Derivatives	1,096,149	110,465	(154,263)	(28,050)	1,024,301
- on debt securities and interest rates	*1,001,507*	*105,961*	*(54,688)*	*(28,050)*	*1,024,730*
- on equity securities and share indices	*-*	*4,504*	*(99,575)*	*-*	*(95,071)*
- on currency and gold	*X*	*X*	*X*	*X*	*-*
- other	*94,642*	*-*	*-*	*-*	*94,642*
4.2 Credit derivatives	-	-	-	-	-
Total	**1,267,011**	**132,935**	**(1,164,764)**	**(193,835)**	**41,347**

7.1.1 Banking Group portion

TRANSACTIONS/P&L ITEMS	2006				
	CAPITAL GAINS (A)	GAINS ON TRANSFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRANSFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	**113,337**	**20,001**	**(969,047)**	**(164,043)**	**(999,752)**
1.1 Debt securities	20,317	5,672	(872,046)	(153,010)	(999,067)
1.2 Equity securities	2,117	2,949	(95,392)	(4)	(90,330)
1.3 Units in investment funds	35,283	11,380	(1,609)	(6,246)	38,808
1.4 Loans	55,620	-	-	(4,783)	50,837
2. Financial liabilities	**57,365**	**2,402**	**(41,454)**	**(1,742)**	**16,571**
2.1 Debt securities	57,365	2,402	(41,454)	(1,742)	16,571
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Derivatives	**1,096,149**	**110,465**	**(154,263)**	**(28,050)**	**1,024,301**
4.1 Financial Derivatives	1,096,149	110,465	(154,263)	(28,050)	1,024,301
- on debt securities and interest rates	*1,001,507*	*105,961*	*(54,688)*	*(28,050)*	*1,024,730*
- on equity securities and share indices	*-*	*4,504*	*(99,575)*	*-*	*(95,071)*
- on currency and gold	*X*	*X*	*X*	*X*	*-*
- other	*94,642*	*-*	*-*	*-*	*94,642*
4.2 Credit derivatives	-	-	-	-	-
Total	**1,266,851**	**132,868**	**(1,164,764)**	**(193,835)**	**41,120**

7.1.2 Insurance companies portion

There are no assets or liabilities designated at fair value held by insurance companies.

7.1.3 Other Companies portion

TRANSACTIONS/P&L ITEMS	2006 CAPITAL GAINS (A)	GAINS ON TRANSFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRANSFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets	160	67	-	-	227
1.1 Debt securities	-	-	-	-	-
1.2 Equity securities	137	-	-	-	137
1.3 Units in investment funds	23	67	-	-	90
1.4 Loans	-	-	-	-	-
2. Financial liabilities	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	X	X	X	X	-
4. Derivatives	-	-	-	-	-
4.1 Financial Derivatives	-	-	-	-	-
- on debt securities and interest rates	-	-	-	-	-
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	*X*	*X*	*X*	*X*	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	**160**	**67**	**-**	**-**	**227**

Section 8 - Impairment losses - Item 130

8.1 Impairment losses on loans: breakdown

TRANSACTIONS / P&L ITEMS	2006 WRITE-DOWNS[1] SPECIFIC WRITE-OFFS	WRITE-DOWNS[1] SPECIFIC OTHER	WRITE-DOWNS[1] PORTFOLIO	WRITE-BACKS[2] SPECIFIC INTEREST	WRITE-BACKS[2] SPECIFIC OTHER	WRITE-BACKS[2] PORTFOLIO INTEREST	WRITE-BACKS[2] PORTFOLIO OTHER	TOTAL (3)=(1)-(2)	2005 TOTAL
A. Loans and receivables with banks	(89)	(9,621)	(1,056)	130	100	-	1,999	(8,537)	12,943
B. Loans and receivables with customers	(253,534)	(2,687,745)	(629,362)	104,074	928,549	2,835	347,312	(2,187,871)	(920,711)
C. Total	**(253,623)**	**(2,697,366)**	**(630,418)**	**104,204**	**928,649**	**2,835**	**349,311**	**(2,196,408)**	**(907,768)**

8.1.1 Banking Group portion

	2006							
	WRITE-DOWNS [1]			WRITE-BACKS [2]				
	SPECIFIC			SPECIFIC		PORTFOLIO		TOTAL
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(3)=(1)-(2)
A. Loans and receivables with banks	(89)	(9,621)	(1,056)	130	100	-	1,999	(8,537)
B. Loans and receivables with customers	(252,522)	(2,687,346)	(628,529)	104,074	928,549	2,835	347,312	(2,185,627)
C. Total	**(252,611)**	**(2,696,967)**	**(629,585)**	**104,204**	**928,649**	**2,835**	**349,311**	**(2,194,164)**

8.1.2 Insurance companies portion

There are no impairment losses referred to insurance companies portion.

8.1.3 Other companies portion

	2006							
	WRITE-DOWNS [1]			WRITE-BACKS [2]				
	SPECIFIC			SPECIFIC		PORTFOLIO		TOTAL
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(3)=(1)-(2)
A. Loans and receivables with banks	-	-	-	-	-	-	-	-
B. Loans and receivables with customers	(1,012)	(399)	(833)	-	-	-	-	(2,244)
C. Total	**(1,012)**	**(399)**	**(833)**	**-**	**-**	**-**	**-**	**(2,244)**

8.2 Impairment losses on available for sale financial assets: breakdown

	2006					2005
	WRITE-DOWNS [1]		WRITE-BACKS [2]			
	SPECIFIC		SPECIFIC			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)	TOTAL (3)=(1)-(2)
A. Debt securities	(600)	(19.621)	-	585	(19.636)	(313)
B. Equity instruments	(86)	(27.500)	X	X	(27.586)	(4.180)
C. Units in investment funds	(17)	(201)	X	-	(218)	-
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
Total	(703)	(47.322)	-	585	(47.440)	(4.493)

8.2.1 Banking group portion

	2006				
	WRITE-DOWNS [1]		WRITE-BACKS [2]		
	SPECIFIC		SPECIFIC		
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)
A. Debt securities	(600)	(19.621)	-	585	(19.636)
B. Equity instruments	(86)	(27.481)	X	X	(27.567)
C. Units in investment funds	(17)	(199)	X	-	(216)
D. Loans to banks	-	-	-	-	-
E. Loans to customers	-	-	-	-	-
Total	**(703)**	**(47.301)**	-	**585**	**(47.419)**

8.2.2 Insurance companies portion

There are no impairment losses on held-to-maturity financial assets held by insurance companies.

8.2.3 Other companies portion

	2006				
	WRITE-DOWNS [1]		WRITE-BACKS [2]		
	SPECIFIC		SPECIFIC		
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (3)=(1)-(2)
A. Debt securities	-	-	-	-	-
B. Equity instruments	-	(19)	X	X	(19)
C. Units in investment funds	-	(2)	X	-	(2)
D. Loans to banks	-	-	-	-	-
E. Loans to customers	-	-	-	-	-
Total	-	(21)	-	-	(21)

8.3 Impairment losses on held-to-maturity investments: breakdown

TRANSACTIONS/ P&L ITEMS	2006								2005
	WRITE-DOWNS [1]			WRITE-BACKS [2]				TOTAL	
	SPECIFIC			SPECIFIC		PORTFOLIO			
	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(3)=(1)-(2)	TOTAL
A. Debt securities	(83)	(72)	-	-	1,265	-	-	1,110	1,009
B. Loans to banks	-	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-	-
D. Total	**(83)**	**(72)**	**-**	**-**	**1,265**	**-**	**-**	**1,110**	**1,009**

The amounts are totally referred to banking group portion.

8.4 Impairment losses on other financial transactions: breakdown

TRANSACTIONS/ P&L ITEMS	2006								2005
	WRITE-DOWNS [1]			WRITE-BACKS [2]				TOTAL	
	SPECIFIC			SPECIFIC		PORTFOLIO			
	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER		
A. Guarantees given	(5,608)	(100,511)	(32,299)	1,471	65,133	-	22,489	(49,325)	(2,412)
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to disburse funds	-	-	-	-	-	-	2	2	(2)
D. Other transactions	(3,343)	(96)	(664)	-	101	-	25	(3,977)	399
E. Total	(8,951)	(100,607)	(32,963)	1,471	65,234	-	22,516	(53,300)	(2,015)

The amounts are totally referred to banking group portion.

Section 9 - Premiums earned (net) - Item 150

9.1 Premium earned (net): breakdown

PREMIUMS COMING FROM INSURANCE BUSINESS	2006 DIRECT BUSINESS	2006 INDIRECT BUSINESS	2006 TOTAL	2005 TOTAL
A. Life business				
A.1 Gross premiums written (+)	22,548	-	22,548	4,413
A.2 Reinsurance premiums paid (-)	-	X	-	(149)
A.3 Total	**22,548**	**-**	**22,548**	**4,264**
B. Non-life business				
B.1 Gross premiums written (+)	74,954	-	74,954	19,808
B.2 Reinsurance premiums paid (-)	-	X	-	(5,317)
B.3 Change in gross value of premium reserve (+/-)	(8,444)	-	(8,444)	(558)
B.4 Change in provision for unearned premiums ceded to reinsurers (-/+)	-	-	-	23
B.5 Total	**66,510**	**-**	**66,510**	**13,956**
C. Total net premiums	89,058	-	89,058	18,220

Section 10 - Other income (net) from insurance activities - Item 160

10.1 Other income (net) from insurance business: breakdown

ITEMS	2006	2005
1. Net change in insurance provisions	3,417	324
2. Claims paid pertaining to the year	(103,991)	(16,878)
3. Other income and expense (net) from insurance business	32,757	2,905
Total	**(67,817)**	**(13,649)**

10.2 Net change in insurance provisions: breakdown

ITEMS	2006	2005
1. Life business		
A. Actuarial provisions	**52,139**	**324**
A.1 Gross amount for the year	52,139	324
A.2 (-) Amount attributable to reinsurers	-	-
B. Other insurance provisions	**(48,722)**	**-**
B.1 Gross amount for the year	(48,841)	-
B.2 (-) Amount attributable to reinsurers	119	-
C. Insurance reserves when investments risk is borne by the insured party	**-**	**-**
C.1 Gross amount for the year	-	-
C.2 (-) Amount attributable to reinsurers	-	-
Total "life business provisions"	**3,417**	**324**
2. Non-life business Change in provisions for non-life business other than claim provisions, net of amounts ceded to reinsurers	-	-

10.3 Claims settled during the year: breakdown

CLAIMS EXPENSE	2006	2005
Life business: expense relating to claims, net of reinsurers' portions		
A. Amounts paid out	(52,597)	(6,126)
A.1 Gross annual amount	*(52,597)*	*(6,205)*
A.2 Amount attributable to reinsurers	-	*79*
B. Change in provisions for amounts payable	(214)	(141)
B.1 Gross annual amount	*(214)*	*(66)*
B.2 Amount attributable to reinsurers	-	*(75)*
Total life business claims	**(52,811)**	**(6,267)**
Non-life business: expense relating to claims, net of amounts recovered from reinsurers	-	
C. Claims paid	(41,665)	(10,367)
C.1 Gross annual amount	*(41,665)*	*(13,184)*
C.2 Amount attributable to reinsurers	-	*2,817*
D. Change in recoveries net of reinsurers' portion	-	-
E. Change in claims reserve	(9,515)	(244)
E.1 Gross annual amount	*(9,515)*	*(1,294)*
E.2 Amount attributable to reinsurers	-	*1,050*
Total non-life business claims	**(51,180)**	**(10,611)**

10.4 Other income and expense from insurance activities: breakdown

	2006		
	OTHER INCOMES	OTHER EXPENSES	TOTAL
10.4.1 Life business	27,546	-	27,546
10.4.2 Property business	6,446	(1,235)	5,211
Total	33,992	(1,235)	32,757

Part C) Consolidated Income Statement

Section 11 - Administrative costs - Item 180

11.1 Payroll: breakdown

	2006				2005
TYPE OF EXPENSE	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1) Employees	**(7,627,399)**	**(17,004)**	**(44,506)**	**(7,688,909)**	**(3,780,847)**
a) Wages and salaries	(5,595,732)	(12,249)	(34,532)	(5,642,513)	(2,612,679)
b) Social charges	(1,162,424)	(2,083)	(6,576)	(1,171,083)	(637,479)
c) Severance pay	(13,285)	(195)	(76)	(13,556)	(18,997)
d) Social security costs	(57,240)	-	(14)	(57,254)	(25,619)
e) Allocation to employee severance pay provision	(133,539)	-	(275)	(133,814)	(117,098)
f) Provision for retirement payments and similar provisions:	(287,494)	(132)	(1,318)	(288,944)	(27,015)
- defined contribution	*(4,204)*	-	*(1,255)*	*(5,459)*	*(5,717)*
- defined benefit	*(283,290)*	*(132)*	*(63)*	*(283,485)*	*(21,298)*
g) Payments to external pension funds:	(182,494)	-	(2)	(182,496)	(59,601)
- defined contribution	*(103,843)*	-	*(2)*	*(103,845)*	*(59,014)*
- defined benefit	*(78,651)*	-	-	*(78,651)*	*(587)*
h) Costs related to share-based payments	(73,406)	-	(31)	(73,437)	(44,344)
i) Other employee benefits	(178,841)	(2,345)	(1,683)	(182,869)	(240,846)
l) Recovery of compensation	57,056	-	-	57,057	2,831
2) Other staff	**(141,734)**	-	**(2,095)**	**(143,829)**	**(75,593)**
3) Directors	**(26,147)**	-	**(1,414)**	**(27,561)**	**(16,595)**
Total	**(7,795,280)**	(17,004)	**(48,015)**	**(7,860,299)**	**(3,873,035)**

Includes extraordinary charges of € 15,271 thousand relating to leaving incentives (€ 152,718 thousand in 2005), reclassified as Integration costs in the Condensed Income Statement.

The change from 2005 was mainly due to the consolidation of the HVB Group. Net of this effect and of integration cost, 2006 payroll was € 3,902,323 thousand, up by € 182,006 thousand over 2005.

11.2 Average number of employees by category

STAFF AVERAGE NUMBER	2006 TOTAL	2005 TOTAL
a) Employees	137,846	137,787
1) Senior managers	1,569	1,444
2) Managers	29,634	29,138
3) Remaining staff	106,643	107,205
b) Other staff	1,215	1,028
Total	**139,061**	**138,815**

11.3 Defined benefit company pension funds: total cost

PENSION AND SIMILAR FUND ALLOWANCES - WITH DEFINED BENEFITS	2006	2005
Current service cost	(114,230)	(1,445)
Interest cost	(265,221)	(15,733)
Expected return on plan assets	113,131	-
Net actuarial gain/loss recognized in year	(2,307)	(1,493)
Past service cost	-	-
Gains/losses on curtailments and settlements	(14,858)	(2,627)
Total	**(283,485)**	**(21,298)**

11.4 Other employee benefits

	2006			
	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
- seniority premiums	(19,571)	-	(46)	(19,617)
- Leaving incentives	(49,932)	(434)	-	(50,366)
- Other	(109,338)	(1,911)	(1,637)	(112,886)
Total	**(178,841)**	**(2,345)**	**(1,683)**	**(182,869)**

11.5 Other administrative expense: breakdown

ITEMS	2006	2005
1) Indirect taxes and duties	**(288,666)**	**(269,795)**
1a. Settled:	(95,829)	(103,366)
1b. Unsettled	(192,837)	(166,429)
2) Miscellaneous costs and expenses	**(4,260,064)**	**(1,841,223)**
Fees paid to external professionals	**(452,673)**	**(175,104)**
Insurance	**(104,095)**	**(48,844)**
Advertising	**(514,860)**	**(153,773)**
Premises surveillance and cash transportation:	**(116,927)**	**(67,034)**
- Internal and external surveillance of premises	*(68,382)*	*(36,050)*
- Transportation and safekeeping of cash and valuables	*(48,545)*	*(30,984)*
Supply and miscellaneous services rendered by third parties	**(795,305)**	**(271,005)**
Property related expense:	**(865,690)**	**(407,542)**
- Rental expense	*(541,293)*	*(247,054)*
- Maintenance of premises	*(121,206)*	*(47,844)*
- Cleaning of premises	*(62,666)*	*(35,884)*
- Electricity, gas, heating, concierge services and drinking water	*(140,525)*	*(76,760)*
Maintenance and lease rentals for plants and equipment:	**(399,741)**	**(205,967)**
- Repair and maintenance of furniture, machinery and equipment:	*(118,941)*	*(64,109)*
- Lease rentals on electronic equipment and software	*(280,800)*	*(141,858)*
Postage, telephone, printed materials and other office expenses:	**(482,705)**	**(266,643)**
- Postage , telephone, telegraph and telex	*(334,672)*	*(216,420)*
- Printing and stationery	*(97,694)*	*(32,694)*
- Various office equipment	*(50,339)*	*(17,529)*
Hire charges and other expenses	**(183,682)**	**(73,809)**
- Travel expense	*(177,211)*	*(65,314)*
- Various hire charges	*(6,471)*	*(8,495)*
Credit information and searches	**(30,068)**	**(25,705)**
Other costs:	**(314,318)**	**(145,797)**
- Statutory Auditors' fees	*(21,187)*	*(3,192)*
- Charitable donations	*(13,688)*	*(7,372)*
- Other costs and expenses	*(279,443)*	*(135,233)*
Total (1 + 2)	**(4,548,730)**	**(2,111,018)**

Includes extraordinary charges of € 117,964 thousand relating to the business combination with the HVB Group (€ 19,475 thousand in 2005), almost entirely referring to consultancy and advertising, reclassified as Integration costs in the Condensed Income Statement.

The change from 2005 was mainly due to the consolidation of the HVB Group. Net of this effect and of integration cost, other administrative expense was € 2,267,826 thousand in 2006, up by € 176,283 thousand over 2005.

Section 12 - Provisions - Item 190

12.1 Net provisions for risks and charges: breakdown

ITEMS/COMPONENTS	2006 PROVISIONS	2006 REALLOCATION SURPLUS	2006 TOTAL	2005 TOTAL
1. Other provisions				
1.1 Legal disputes	(207,845)	47,040	(160,805)	(55,696)
1.2 Staff costs	(61,382)	214	(61,168)	(2,130)
1.3 Other	(638,833)	95,675	(543,158)	(99,050)
Total	**(908,060)**	**142,929**	**(765,131)**	**(156,876)**

Includes extraordinary charges of € 292,462 thousand relating to the business combination with the HVB Group (€ 3,353 thousand in 2005) and allocations of € 60,000 thousand in respect of rentals due on German property which is no longer in use.

Section 13 - Impairments/write backs on property, plant and equipment - Item 200

13.1 Impairment on property, plant and equipment: breakdown

ASSETS/P&L ITEMS	2006 DEPRECIATION (A)	2006 IMPAIRMENT LOSSES (B)	2006 WRITE-BACKS (C)	2006 NET PROFIT (A + B – C)
A. Property, plant and equipment				
A.1 Owned	**(701,459)**	**(116,244)**	**11,767**	**(805,936)**
- for operational use	(674,049)	(42,942)	1,031	(715,960)
- for investment	(27,410)	(73,302)	10,736	(89,976)
A.2 Finance leases	**(6,110)**	**(58)**	**-**	**(6,168)**
- for operational use	(6,110)	(58)	-	(6,168)
- for investment	-	-	-	-
Total	**(707,569)**	**(116,302)**	**11,767**	**(812,104)**

Includes extraordinary charges of € 4,809 thousand relating to the business combination with the HVB Group (€ 648 thousand in 2005) reclassified as Integration costs in the Condensed Income Statement. Impairment of € 73,302 thousand and writebacks of € 10,736 thousand in respect of investment property were reclassified as Net gains on investments in the Condensed Income Statement.

Net of the HVB Group's contribution - not included in 2005 - and of amounts classified as Integration costs and Net gains on investments in the Condensed Income Statement, impairment of property, plant and equipment was € 389,143 thousand in 2006, up by € 48,002 thousand over 2005.

13.1.1 Banking Group portion

ASSETS/P&L ITEMS	2006			
	DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A + B – C)
A. Property, plant and equipment				
A.1 Owned	**(618,950)**	**(42,953)**	**649**	**(661,254)**
- for operational use	(604,680)	(42,917)	649	(646,948)
- for investment	(14,270)	(36)	-	(14,306)
A.2 Finance leases	**(5,982)**	**(58)**	**-**	**(6,040)**
- for operational use	(5,982)	(58)	-	(6,040)
- for investment	-	-	-	-
Total	**(624,932)**	**(43,011)**	**649**	**(667,294)**

13.1.2 Insurance Companies portion

ASSETS/P&L ITEMS	2006			
	DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A + B – C)
A. Property, plant and equipment				
A.1 Owned	**(1,020)**	**-**	**382**	**(638)**
- for operational use	(984)	-	382	(602)
- for investment	(36)	-	-	(36)
A.2 Finance leases	**(47)**	**-**	**-**	**(47)**
- for operational use	(47)	-	-	(47)
- for investment	-	-	-	-
Total	**(1,067)**	**-**	**382**	**(685)**

13.1.3 Other Companies portion

ASSETS/P&L ITEMS	2006			
	DEPRECIATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A + B – C)
A. Property, plant and equipment				
A.1 Owned	**(81,489)**	**(73,291)**	**10,736**	**(144,044)**
- for operational use	(68,385)	(25)	-	(68,410)
- for investment	(13,104)	(73,266)	10,736	(75,634)
A.2 Finance leases	**(81)**	**-**	**-**	**(81)**
- for operational use	(81)	-	-	(81)
- for investment	-	-	-	-
Total	**(81,570)**	**(73,291)**	**10,736**	**(144,125)**

Section 14 - Impairments/write backs on intangible assets - Item 210

14.1 Impairment on intangible assets: breakdown

	2006			
ASSETS/P&L ITEMS	AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A + B –C)
A. Intangible assets				
A.1 Owned	**(521,670)**	**(35,244)**	**250**	**(556,664)**
- generated internally by the company	(101,615)	(40)	-	(101,655)
- other	(420,055)	(35,204)	250	(455,009)
A.2 Finance leases	-	-	-	-
Total	**(521,670)**	**(35,244)**	**250**	**(556,664)**

Includes extraordinary charges of € 34,824 thousand relating to the business combination with the HVB Group (€ 907 thousand in 2005) reclassified as Integration costs in the Condensed Income Statement.

Net of the HVB Group's contribution - not included in 2005 - and of Integration costs and write-backs of intangible assets were € 140,287 in 2006, up by € 13,357 thousand over 2005.

14.1.1 Banking Group portion

	2006			
ASSETS/P&L ITEMS	AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A + B –C)
A. Intangible assets				
A.1 Owned	**(519,624)**	**(35,244)**	**250**	**(554,618)**
- generated internally by the company	(101,615)	(40)	-	(101,655)
- other	(418,009)	(35,204)	250	(452,963)
A.2 Finance leases	-	-	-	-
Total	**(519,624)**	**(35,244)**	**250**	**(554,618)**

14.1.2 Insurance Companies portion

	2006			
ASSETS/P&L ITEMS	AMORTISATION (A)	IMPAIRMENT LOSSES (B)	WRITE-BACKS (C)	NET PROFIT (A + B –C)
A. Intangible assets				
A.1 Owned	**(131)**	-	-	**(131)**
- generated internally by the company	-	-	-	-
- other	(131)	-	-	(131)
A.2 Finance leases	-	-	-	-
Total	**(131)**	-	-	**(131)**

Section 17 - Net gains or losses from fair value adjustments of tangible and intangible assets - Item 250

17.1 Net gains or losses from fair value adjustments of tangibile and intangibile assets: breakdown

For the measurement of property, plant and equipment as well as of intangible assets, the Group does not apply the revaluation model.

Section 18 - Impairment of goodwill - Item 260

€ 347,653 thousand of impairment of goodwill (totaling € 356,880 thousand) has been entered as balancing item of deferred taxes booked by HVB sub-group on tax losses carried forward, already outstanding on acquisition date.

Section 19 - Gains (losses) on disposals of investments - Item 270

19.1 Gains and losses on disposal of investments: breakdown

	2006				2005
P&L ITEMS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
A. Property					
- Gains on disposal	24,205	0	604	24,809	70,931
- Losses on disposal	(9,847)	0	(1,306)	(11,153)	(7,145)
B. Other assets					
- Gains on disposal	798,324	19	0	798,343	10,422
- Losses on disposal	(17,314)	0	0	(17,314)	(3,359)
Total	**795,368**	**19**	**(702)**	**794,685**	**70,849**

Gains on disposal of other assets include those on the sale of shares in 2S Banca (€ 401,220 thousand), Splitska Banka (€ 367,001 thousand) and Banque Monégasque de Gestion (€ 23,182 thousand).

Losses on disposal of other assets include those on the sale of shareholdings (€ 7,232 thousand), of which € 6,702 thousand refer to Uniriscossioni.

Section 20 - Tax expense (income) related to profit or loss from continuing operations Item 290

20.1 Income tax from continuing operations: breakdown

	2006				2005
P&L ITEMS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL	TOTAL
1. Current tax (-)	(1,932,710)	(251)	(2,199)	(1,935,160)	(1,477,364)
2. Adjustment to current tax of prior years (+/-)	5,964	(625)	(2,862)	2,477	(196,396)
3. Reduction of current tax for the year (+)	-	-	-	-	(3,496)
4. Changes to deferred tax assets (+/-)	(35,674)	5	(1,618)	(37,287)	587,726
5. Changes to deferred tax liabilities (+/-)	181,350	(324)	(1,175)	179,851	(306,393)
Tax expense for the year (-) (-1+/-2+3+/-4+/-5)	**(1,781,070)**	**(1,195)**	**(7,854)**	**(1,790,119)**	**(1,395,923)**

20.2 Reconciliation of theoretical tax charge to actual tax charge

	2006
TOTAL PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (item 280)	**7,861,802**
Applicable Tax rate	33%
Theoretical tax	(2,594,395)
1. Different tax rates	1,152,145
2. Non-taxable income- continuing differences	257,099
3. Non-deductible expenses-continuing differences	(300,112)
4. Italian regional tax on production	(324,076)
5. Prior years and changes in tax rates	(53,296)
a) effects on current tax	(105,441)
- losses carried forward	*4,071*
- other previous year effects	*(109,512)*
b) effects on deferred tax	52,145
- changes in tax rates	*46,534*
- new tax imposed (+) previous tax revoked (-)	*5,611*
6. Valuation adjustments and non-recognition of deferred taxes	209,226
- write-downs deferred tax assets	*(35,120)*
- recognition of deferred tax assets	*258,291*
- non- recognition of deferred tax assets	*(21,658)*
- non-recognition of deferred taxes assets/liabilities under IAS 12.39 e 12.44	*7,713*
7. Amortization of goodwill	(113,726)
8. Valuation of associates	74,474
9. Other differences	(97,458)
Tax entered to profit or loss	**(1,790,119)**

Section 21 - Gains (losses) on non-current assets or disposal groups classified as held for sale - Item 310

21.1 Gains (losses) on non-current assets or disposal groups classified as held for sale: breakdown

	2006			
P&L ITEMS	BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	TOTAL
Group of assets/liabilities				
1. Gains	247,259	-	-	247,259
2. Losses	(155,927)	-	-	(155,927)
3. Gains (losses) on valuation of groups of similar assets and liabilities	-	-	-	-
4. Gains (losses) on disposal	-	-	-	-
5. Tax	(35,158)	-	-	(35,158)
Net gains (losses)	**56,174**	**-**	**-**	**56,174**

Includes 2S Banca net profit (€ 34,067 thousand) and that of Uniriscossioni (€ 22,107 thousand) accrued up to the date of sale closing.

21.2 Detail of tax income on groups of assets/liabilities held for sale

	2006
1. Current tax expense (-)	(32,455)
2. Changes in deferred tax assets (+/-)	(2,521)
3. Changes in deferred tax liabilities (+/-)	(182)
4. Income tax for the year (-1+/-2+/-3)	**(35,158)**

Section 22 - Minorities - Item 330

Breakdown of item 330 "Minority gains (losses)"

	2006	2005
Profit (loss) of:	**655,540**	**250,762**
Bank Pekao S.A. Group	213,167	170,672
BA-CA Group	132,966	
HVB Group	185,602	44,293
BPH Group	85,072	
Zagrebacka Banka Group	30,099	25,052
Bulbank A.D.	5,486	6,681
Unibanka D.D.	245	2,156
Banca Agr. Comm. Rep. S. Marino S.A.	2,516	2,093
Locat Rent	35	580
Xelion Doradcy Finansow	(1,265)	(1,343)
Other	1,617	578
Other consolidation adjustments	**24,576**	**10,442**
Total	**680,116**	**261,204**

Section 23 - Other information

No information to be disclosed in this section

Section 24 - Earnings per share

Earnings per share

	2006	2005
Net profit for the period attributable to the Group (thousands of euros)	5,447,741	2,470,258
Average number of outstanding shares [1]	10,345,183,476	6,730,276,460
Average number of potential dilutive shares	28,112,988	20,910,652
Average number of diluted shares	10,373,296,464	6,751,187,112
Earnings per share €	**0.527**	**0.367**
Diluted earnings per share €	**0.525**	**0.366**

1. Net of average number of own shares.



Notes to the Consolidated Accounts

Part D) Segment Reporting

Notes to the Consolidated Accounts

(amounts in thousands of €)

Part D) Segment Reporting

Divisional Organisation

Disclosure relating to segment reporting reflects the new organisational structure of the Group put in place in 2006, in accordance with which the Group monitored its results from Q3 2006 on. 2005 segment results have been restated in line with the new structure.

The UniCredit Group operates in its markets through six Business Divisions, viz.: Retail, Corporate, Private Banking and Asset Management, Markets and Investment Banking, Poland's Markets, and Central and Eastern Europe (CEE).

RETAIL DIVISION

The Retail Division comprises the Group's business with private individuals ('mass-market' and 'affluent') and small businesses. The Retail Division is organized in three main distribution networks (UniCredit Banca, HVB and BA-CA), in global specialized mono-liners on consumer credit (Clarima and VISA), residential home financing (Banca per la Casa), properties/building financing (WB and Wüstenrot), services and insurance products.

CORPORATE DIVISION

The Corporate Division's customers are generally companies with annual turnover in excess of 3 million to whom the Group offers dedicated products and services. The Division includes UniCredit Banca d'Impresa, UniCredit Factoring and UniCredit Infrastrutture in Italy, the corporate divisions of HVB and BA-CA, HVB's Commercial Real Estate Financing section (CREF), and Locat together with all the Group's leasing companies (except for those consolidated by the CEE Division).

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION

The Private Banking and Asset Management Division's focus is wealth management, with special attention to that of high net worth households, through its two main businesses:

- Asset Management on an international scale (the Pioneer Group, Nordinvest and Pioneer Investments Austria)
- Private Banking in Italy (UniCredit Private Banking and UCI Luxembourg), Germany (HVB Wem, Gruppo DAB, HVB Luxembourg and HFS) and Austria (Schoellerbank, Bank Privat and AMG).

MARKETS AND INVESTMENT BANKING DIVISION

The Markets and Investment Banking Division comprises the Group's business in the financial markets and investment banking through its units in Munich, London, Milan and Vienna, as well as Central and Eastern Europe, the US and Asia. The Markets area includes trading and distribution, as well as structured derivatives; the Investment Banking area includes all business relating to corporate finance and loan syndication, primary markets and mergers and acquisitions.

POLAND'S MARKETS DIVISION

The Poland's Markets Division manages the Group's businesses in Poland and Ukraine. The Division's banks are Bank Pekao and BPH in Poland and HVB Ukraine and UniCredit Bank (formerly Pekao Ukraine) in Ukraine.

CEE DIVISION

The CEE Division comprises the businesses of the Group in the countries of Central and Eastern Europe, with the exception of Poland and Ukraine. The Division operates in 14 countries: Bosnia-Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia and Turkey.

For commentary on the Divisions' business and results please see the Report on Operations in which 2005 comparative figures (i.e., different from the historical figures given in this section), include restatements to take account of the HVB Group and the other main changes occurring in the area and the consolidation methods used in the two periods[1].

Results by business segment are disclosed as per the condensed income statement, in line with the Report on Operations. The reconcilation of condensed accounts to the mandatory schedules, descrbed in the introduction to the Report, is included in the annexes to the Accounts.

1. The pro-forma profit and loss account of the Divisions given in the Report takes into account the HVB Group's results and those of the Yapi ve Kredi Group (CEE Division), of which control was acquired at end-September 2005, and the effects of the classification of Uniriscossioni and 2S Banca as assets held for sale. Uniriscossioni and most of the business of 2S Banca since 1 January 2006 (i.e., securities services) were previously included in the grouping "Parent Company and Other Subsidiaries" (the remaining business of 2S Banca was included in "Private Banking & Asset Management").

The Divisions' income statements were compiled by aggregating the income statements of their constituent subsidiaries or – where a subsidiary operates in more than one segment – of assets, after application of their respective writedowns and adjustment for inter-divisional transactions. The following rules were applied to determine Divisional results for subsidiaries with businesses in more than one Division (viz. HVB AG, BA-CA AG and HVB Luxembourg), whereby indirect items are added to directly attributable income and expense:

- the refinancing cost of loans etc. and revenue from use of funds was determined on the basis of market rates
- capital was allocated in proportion to risk-weighted assets and remunerated at 8.43% after tax
- costs borne centrally on behalf of the Divisions were attributed according to actual consumption, and overheads were divided between the Divisions in proportion to their respective direct and indirect costs.

Notes to the Consolidated Accounts

Part D) Segment Reporting

A - Primary segments

SEGMENT REPORTING BY BUSINESS SEGMENT - YEAR 2006

A.1 - Breakdown by business segment: income statement

(€'000)

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEM.	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Net interest	4,653,482	3,314,180	1,058,287	301,403	1,175,697	1,753,479	(101,643)	12,154,885
Dividends and other income from equity investments	68,744	55,991	135,391	21,498	30,368	15,998	377,349	705,339
Net interest income	**4,722,226**	**3,370,171**	**1,193,678**	**322,901**	**1,206,065**	**1,769,477**	**275,706**	**12,860,224**
Net fees and commissions	3,022,066	1,169,325	499,672	2,043,458	840,064	725,065	48,025	8,347,675
Net trading, hedging and fair value income	13,518	100,928	1,485,523	(6,383)	79,700	244,225	4,445	1,921,956
Net other expenses/income	(29,202)	210,997	12,710	38,930	5,567	76,958	17,970	333,930
Net non-interest income	**3,006,382**	**1,481,250**	**1,997,905**	**2,076,005**	**925,331**	**1,046,248**	**70,440**	**10,603,561**
OPERATING INCOME	**7,728,608**	**4,851,421**	**3,191,583**	**2,398,906**	**2,131,396**	**2,815,725**	**346,146**	**23,463,785**
Payroll costs	(2,493,884)	(733,750)	(756,224)	(687,802)	(535,092)	(687,914)	(1,950,362)	(7,845,028)
Other administrative expenses	(2,841,200)	(803,531)	(784,811)	(624,745)	(356,807)	(667,812)	1,648,140	(4,430,766)
Recovery of expenses	209,708	10,742	353	27,141	1,125	1,421	33,930	284,420
Amortisation, depreciation and impairment losses on tangible and intangible assets	(88,533)	(162,065)	(23,318)	(40,284)	(140,498)	(170,338)	(641,530)	(1,266,566)
Operating expenses	**(5,213,909)**	**(1,688,604)**	**(1,564,000)**	**(1,325,690)**	**(1,031,272)**	**(1,524,643)**	**(909,822)**	**(13,257,940)**
OPERATING PROFIT	**2,514,699**	**3,162,817**	**1,627,583**	**1,073,216**	**1,100,124**	**1,291,082**	**(563,676)**	**10,205,845**
Goodwill impairment	-	-	-	(9,227)	-	-	-	(9,227)
Provision for risks and charges	(81,342)	(87,039)	(10,926)	(28,332)	(13,997)	(18,003)	(233,030)	(472,669)
Restructuring costs	(7,404)	(1,405)	(40,055)	(43,005)	(9,289)	(55,583)	(308,590)	(465,331)
Net writedowns of loans and provisions for guarantees and commitments	(1,073,673)	(826,983)	21,996	(12,999)	(113,304)	(170,504)	(57,755)	(2,233,222)
Net income from investments	(3,270)	38,014	3,294	26,016	34,438	14,689	1,070,882	1,184,063
PROFIT BEFORE TAX	**1,349,010**	**2,285,404**	**1,601,892**	**1,005,669**	**997,972**	**1,061,681**	**(92,169)**	**8,209,459**

The profit and loss by business segment was reclassified on the basis of the same assumptions adopted in the "Report on Operations".

A.2 - Breakdown by business segment: balance sheet and employees

(€'000)

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEM.	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
LOANS AND RECEIVABLES WITH CUSTOMERS	138,837,806	175,124,261	38,647,500	6,963,699	18,153,657	39,082,853	24,510,252	441,320,028
DEPOSITS FROM CUSTOMERS	112,608,428	59,284,229	28,089,112	19,307,970	24,489,161	36,630,092	7,569,496	287,978,488
DEBT CERTIFICATES	33,572,773	24,305,526	46,049,841	4,104,810	2,338,117	2,347,474	94,557,839	207,276,380
TOTAL RISK WEIGHTED ASSETS (€million)	90,026	156,712	63,058	7,959	21,028	47,587	35,921	422,291
STAFF (KFS group on a proportional basis)								
Employees (FTE)	35,901	9,207	3,210	5,765	26,280	29,387	23,099	132,849
STAFF (KFS group fully considered)								
Employees (FTE)	35,901	9,207	3,210	5,765	26,280	38,944	23,099	142,406

Part D) Segment Reporting

SEGMENT REPORTING BY BUSINESS SEGMENT - YEAR 2005

A.1 - Breakdown by business segment: income statement

(€'000)

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEM.	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Net interest	2,468,893	1,621,165	(19,050)	105,657	584,506	687,416	(54,353)	5,394,233
Dividends and other income from equity investments	39,853	46	247	3,171	13,996	3,352	164,405	225,070
Net interest income	**2,508,746**	**1,621,211**	**(18,803)**	**108,828**	**598,502**	**690,768**	**110,052**	**5,619,303**
Net fees and commissions	1,865,888	425,903	112,198	1,247,702	394,820	259,298	66,654	4,372,463
Net trading, hedging and fair value income	9,976	172,615	643,805	6,388	82,149	82,675	(129,011)	868,597
Net other expenses/income	5,748	140,410	2,362	12,059	(21,331)	39,325	(18,662)	159,911
Net non-interest income	**1,881,612**	**738,929**	**758,364**	**1,266,149**	**455,638**	**381,298**	**(81,019)**	**5,400,971**
OPERATING INCOME	**4,390,358**	**2,360,140**	**739,561**	**1,374,976**	**1,054,140**	**1,072,066**	**29,033**	**11,020,274**
Payroll costs	(1,564,408)	(376,310)	(145,518)	(440,413)	(304,164)	(291,700)	(597,804)	(3,720,317)
Other administrative expenses	(1,335,475)	(274,529)	(105,108)	(343,125)	(207,900)	(233,494)	408,087	(2,091,543)
Recovery of expenses	196,401	21,021	2,078	5,383	955	225	7,967	234,030
Amortisation, depreciation and impairment losses on tangible and intangible assets	(46,341)	(91,401)	(11,679)	(17,189)	(80,878)	(81,442)	(139,142)	(468,072)
Operating expenses	**(2,749,823)**	**(721,219)**	**(260,226)**	**(795,343)**	**(591,987)**	**(606,411)**	**(320,892)**	**(6,045,902)**
OPERATING PROFIT	**1,640,535**	**1,638,921**	**479,335**	**579,633**	**462,153**	**465,655**	**(291,859)**	**4,974,372**
Goodwill impairment								
Provision for risks and charges	(54,858)	(52,067)	(1,379)	(17,110)	(3,199)	(11,938)	(12,972)	(153,523)
Restructuring costs	(84,848)	(27,902)	-	(10,576)	-	(1,554)	(52,523)	(177,403)
Net writedowns of loans and provisions for guarantees and commitments	(406,705)	(398,594)	1,652	311	(55,976)	(55,268)	9,627	(904,953)
Net income from investments	3,507	(950)	(114)	(170)	59,655	5,739	262,057	329,724
PROFIT BEFORE TAX	**1,097,631**	**1,159,407**	**479,493**	**552,088**	**462,633**	**402,634**	**(35,670)**	**4,068,217**

A.2 - Breakdown by business segment: balance sheet and employees

(€'000)

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEM.	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
LOANS AND RECEIVABLES WITH CUSTOMERS	133,936,186	168,084,414	39,115,330	6,023,842	15,767,907	28,847,754	33,501,681	425,277,114
DEPOSITS FROM CUSTOMERS	102,692,287	53,032,860	33,474,970	17,561,621	21,778,263	30,760,756	9,020,889	268,321,646
DEBT CERTIFICATES	31,003,865	19,644,448	39,466,930	935,028	835,049	1,564,005	100,455,155	193,904,480
TOTAL RISK WEIGHTED ASSETS (€million)	89,430	155,251	62,690	7,475	16,781	36,663	49,183	417,473
STAFF (KFS group on a proportional basis)								
Employees (FTE)	36,280	9,231	3,006	5,672	26,490	26,678	25,560	132,917
STAFF (KFS group fully considered)								
Employees (FTE)	36,280	9,231	3,006	5,672	26,490	37,436	25,560	143,675

The profit and loss by business segment was reclassified on the basis of the same assumptions adopted in the "Report on Operations". As against 2005 Annual Report, dividends on equity instruments held for trading have been reclassified (from "Dividends and other income from equity investments" to "Net trading, hedging and fair value income"), as well as gains/losses from disposal of loans (from "Net other expenses/income" to "Net writedowns of loans")

Part D) Segment Reporting

B - Secondary segments

The geographic breakdown is based on the location of the subsidiary in which the transaction is recorded.

(€'000)

AMOUNTS AS AT 31.12.2006	TOTAL ASSETS	OPERATING INCOME (*)	CAPITAL EXPENDITURES
Italy	215,659,409	8,407,835	587,104
Germany	252,938,805	5,288,409	137,343
Austria	125,086,615	2,823,342	226,960
Total other european countries	200,482,064	6,277,201	1,020,580
of which: Western Europe	*105,194,757*	*1,166,426*	*442,260*
of which: Eastern Europe	*95,287,307*	*5,110,775*	*578,320*
America	17,142,235	423,193	91,760
Asia	11,974,001	141,145	5,209
Rest of the world	1,085	45	-
Total	**823,284,214**	**23,361,170**	**2,068,956**

(*) item 120 in profit and loss account.

(€'000)

AMOUNTS AS AT 31.12.2005	TOTAL ASSETS	OPERATING INCOME (*)	CAPITAL EXPENDITURES
Italy	192,117,339	8,124,451	379,926
Germany	259,927,755	305	136
Austria	119,607,427	-	-
Total other european countries	183,595,894	2,666,473	191,968
of which: Western Europe	*100,877,648*	*491,244*	*7,300*
of which: Eastern Europe	*82,718,246*	*2,175,229*	*184,668*
America	17,004,067	229,456	56,916
Asia	14,746,881	1,036	41
Rest of the world	855	34	2
Total	**787,000,218**	**11,021,755**	**628,989**

(*) item 120 in profit and loss account

Please note that the table as at 31 December 2005 is based on UniCredit Group income statement, which received HVB Group contribution for two months only. Therefore, for a better understanding, investments have been carried net of HVB Group acquisition effects.

Notes to the Consolidated Accounts

Part E) Information on risks and related risk management policies

Notes to the Consolidated Accounts

(amounts in thousands of €)

Part E) Information on risks and related risk management policies

Risk Management in the UniCredit Group

The mission of the Group HQ Risk Management Department ("RMD") is to manage credit risk, market or liquidity risk, operational risk and other risks recognized as being significant for the Group.

Its main functions are:

- to optimize the Group's asset quality by minimizing the cost of risk in accordance with the risk/return objectives assigned to business areas
- to provide strategic direction and set the Group's risk management policies
- to create a credit risk control system both for individual customers (or business groups) and significant clusters (e.g., sectors or areas) by monitoring pre-set limits
- to establish and provide the Divisions and Group entities with, the criteria for assessing, managing, measuring, monitoring and reporting the above risks and to ensure that systems and control procedures at Group and single entity level are consistent
- to build and disseminate a risk-based culture throughout the Group through training in collaboration with other departments at Group HQ, and
- to support the business Divisions in the achievement of their objectives by contributing to product and business development.

In 2006 the RMD was reorganized in order to further improve Group HQ's oversight of different types of risk (credit, market or liquidity and operational risk) and to ensure a greater focus on business needs and compliance with ever changing regulations.

The RMD is also responsible for the Basel II Project. The New Basel Capital Accord (BIS II) and the related implementation provisions issued by Banca d'Italia aim, among other things, to enforce accurate measurement of a broader range of risks and ensure that capital is more proportionate to the actual degree of exposure to such risks.

At the same time, they lay down the relationship between capital requirements and a bank's organizational profile.

There are several ways of determining the minimum level of regulatory capital. Each method calls for different organizational requirements and procedural approaches.

The basic principle is to differentiate risks to a greater degree in order to calculate regulatory capital requirements.

With regard to credit risk, effective 1 January 2008, the UniCredit Group will use the Advanced IRB approach, which, based on the provisions of the Basel II Accord, most closely approximates the counterparty risk assessment methods already used by the Group.

In 2006 the Group continued its implementation of the first pillar requirements. Ratings and tools for calculating scores for the assessment of credit risk were further developed and validated in accordance with BIS II requirements.

For RMDss-border counterparties, standardized rating processes and tools are being developed at Group level.

There was further development of the process to measure risks based on Group-wide portfolio data and on market benchmarks for 'low default portfolios'. The BIS II calculation engine is centralized at Group level and calculates the amount of risk-weighted assets as well as related capital requirements.

This tool was developed and used partly to assess the impact that the new BIS II criteria will have on the calculation of regulatory capital (e.g., in the context of the International Quantitative Impact Study - QIS 5.0).

For the development of second pillar requirements, the Group uses the methods and processes already employed internally for measuring risk, allocating capital and assessing capital adequacy.

With regard to the transparency requirements of the third pillar, the same reporting structure is used as that developed for gathering data within the Group for the purposes of calculating first pillar requirements.

A special team was set up to coordinate operational risk management activity, as part of the BIS II project, in order to ensure that control methods are consistent at Group level. The goal is to bring the Advanced Measurement Approach (AMA) into use starting on 1 January 2008.

Our board of directors has approved the structure for managing the Group's operational risk as well as the regulation which sets guidelines at Group level for monitoring and managing operational risk.

The Group will use an approach based on internal models for market risk. The Group has focused on integrating, broadening and developing existing internal models, which are already in use at UBM, HVB and BA-CA, in accordance with the Revision of the 1996 Capital Accord.

In 2006 the Group concentrated on implementing the guidelines for the prudential assessment of trading book positions with the aim of establishing shared standards at Group level for the calculation of the correct value to be attributed to the various types of financial instruments.

Section 1 - Banking Group Risks

QUALITATIVE INFORMATION

1. General aspects

In 2006 the RMD focused on integrating with the HVB Group following the conclusion of the business combination in the second half of 2005.

As a part of the ongoing integration process, and specifically the assessment, measurement and monitoring of credit risk, the RMD contributed to the preparation and issuance of the Group Credit Risk Governance Guidelines (which apply to all Group entities in credit-related businesses).

In accordance with the requirements of Banca d'Italia, this document governs the relationships between Group HQ and Group entities, and specifically the following areas:

- Credit Policies. The aim is to ensure the adoption and use of common lending policies, rules and processes for the loan approval, monitoring, management and workout, in line with best practice and the unique local requirements of each market.
- Credit Strategies, in order to determine optimal loan portfolio composition for the Group, as part of the strategic and operational planning processes. The goal is to establish strategies that optimize risk-adjusted return for a given level of risk propensity and business strategy, while providing adequate support to Divisions and Group entities in terms of business development and consistent planning processes.
- Models. Ensure that credit risk assessment and measurement models are consistent and standardized for individual borrowers and portfolios throughout the Group.
- Risk Concentration. A new process was established for the approval of large exposures at the Group level.
- Credit Products. Guidelines for approving and monitoring credit products.
- Loan Portfolio Risk Monitoring. The aim is to provide regular and timely reports to the appropriate authorities on changes in the credit risk of the loan portfolios of Group entities.
- Credit Learning Organization. This unit governs the standardization of credit-related professional development and training initiatives throughout the Group.
- Service Level Agreement and related monitoring. The rules provide certain performance indicators of the level of service provided by Group HQ on behalf of Group entities.

2. Credit Risk Management Policies

2.1 Organisation

At the end of 2006 the RMD's structure was reviewed and will be reorganized in 2007.

The new structure calls for the divisionalization of credit risk management with the aim of making Group HQ's approach more efficient and more specialized with respect to individual market segments.

To summarize, the credit risk management function in the new RMD model calls for:

- The creation of 3 positions that report directly to the CRO: 2 for the Corporate, Private Banking and Retail Divisions, and the third for the Markets and Investment Banking (MIB) Division. These positions, or Divisional Risk Officers (DROs), are fully dedicated to the needs of their respective business divisions, and in the area of credit risk, they assess and monitor loans and provide support for the implementation of policies, strategies and models;
- In addition to the above divisionalization the RMD has a centralized Basel II Project management area that is responsible for all measurement methodology, and control and planning aspects. In addition, a Rating Desk was established for the approval of rating overrides, as well as a unit for validating the models required by the new regulations.

2.2 Factors that generate credit risk

In its banking business the Group is exposed to the risk that its loans, regardless of their purpose, may not be repaid by debtors at maturity, and then must be fully or partially written off due to the deterioration of the debtor's financial condition.

This risk is always inherent in traditional lending operations regardless of the form of the credit facility (whether cash or credit commitments, secured or unsecured, etc.).

The main reasons for default lie in the borrower's lacking the autonomous ability to repay the loan (due to a lack of liquidity, insolvency, etc.), the occurrence of events that are unrelated to the debtor's operating and financial condition, such as country risk (defined as the inability of a borrower in another country to honor its obligations due, for example, to a deterioration in the country's economic situation or the local Government's adoption of restrictive measures), and the impact of operational risks.

Other banking operations, in addition to traditional lending and deposit activities, can expose the Group to other credit risks.

For example, 'non-traditional' credit risk may arise from:
- entering into derivative contracts that require the counterparty to make payments to Group entities;
- purchasing and selling securities, futures, currencies or commodities;
- holding third-party securities; or
- providing credit facilities in other ways.

The counterparties in these transactions or issuers of securities held by Group entities could default as a result of insolvency, political and economic events, lack of liquidity, operating problems or other reasons.

Defaults in relation to a large number of transactions, or one or more large transactions, could have a material adverse impact on the Group's operations, financial condition and operating results. The Group monitors and manages credit quality, the specific risk of each counterparty and the overall risk of loan portfolios.

2.3 Management, Measurement and Control

2.3.1 Reporting

Reporting the monitoring and control of the Group's standard credit risks includes breakdowns of the portfolio by borrower risk categories and movements of borrowers from one risk category to another, providing an estimate of the main parameters by category, and comparing actual and estimated figures for default and recovery rates, exposure at default (EAD) and expected loss (EL).

The balanced scorecard system (*Credit Tableau de Bord*) is a reporting tool that is prepared quarterly in order to reduce the cost of credit risk through timely and accurate monitoring of lending results and its main drivers.

Group HQ and individual Group entities discuss this report quarterly.

In 2006 Group HQ's RMD developed an MIS database which integrates information and data on the Group loan portfolio. All data and information regarding individual Group entities or aggregates in the case of sub-groups (processed using common standard formats) are routed to the database.

The database processes the information starting at the level with the greatest detail, which is the individual customer; building on this base, it combines information for the Group loan portfolio.

From a functional standpoint, MIS is an expert system that allows the RMD to combine and analyse information on asset quality from many points of view and at different levels (individual entities, divisions and geographic areas).

This tool provides quick and efficient support for monitoring and decision-making activities.

2.3.2 Management and Measurement Methods

One of the credit risk management responsibilities of Group HQ's RMD is to manage and measure credit risks through the design and use of appropriate methods.

This task also involves updating previously developed methods in order to ensure, in cooperation with Global Banking Services (which is responsible for organizational processes), that these policies are implemented in accordance with Basel II standards and the requirements of Banca d'Italia.

Credit risk is measured at individual borrower level and for the whole portfolio.

The approach and tools used for lending to individual borrowers during both the approval and monitoring phases include a credit rating process with high added value, which is differentiated by customer category.

During the credit application review process, a customer's creditworthiness is assessed on the basis of an analysis of the following:
- operating, financial and cash flow data;
- qualitative information regarding the company's competitive position, its corporate and organizational structure, etc. (only for business customers in the Corporate area);

- geographical and sector characteristics (only for business customers in the Corporate area);
- performance data at bank and industry levels (e.g., the Central Risk Bureau); and necessary to assign a rating, meaning the borrower's PD (probability of default) over a time horizon of one year.

Each borrower's credit rating is reviewed annually on the basis of new information received during the year.

Each borrower is also assessed in the context of any business group with which it is affiliated by taking into account the theoretical maximum risk for the entire group.

Monitoring is carried out using automated systems designed to enable rapid identification and appropriate management of positions showing signs of a deteriorating risk profile, on the basis of models originally created for the Group's Italian entities. Regular monthly monitoring focuses on borrower performance management. This uses all available internal and external information to arrive at a score that represents a short assessment of the risk associated with each borrower monitored.

This score is obtained using a statistical function that summarizes available information using a set of proven significant variables that are predictors of an event of default 12 months in advance. Subject to the more general principles given below, the tools and processes used for loan approval and monitoring incorporate appropriate adaptations to address the unique characteristics of different customer segments in order to ensure the highest degree of efficiency.

All information is statistically summarized in an internal rating that takes quantitative and qualitative elements into account, as well as information on the borrower's conduct of the account, if available, which is taken from the loan management scoring procedures described above.

The internal rating, or risk level assigned to the customer, forms a part of the lending decision calculation. In other words, at a constant credit amount the lending powers granted to the appropriate bodies are gradually reduced in proportion to a heightened borrower-related risk level.

The organizational model in use calls for a rating desk, which is separate from loan approval functions. This unit is charged with managing any adjustments made to the automated opinion provided by the model using an override process.

Several Group entities have launched projects to standardize lending processes on the basis of the Group's best practice as described above.

Other entities are required to ask Group HQ RMD for its special opinion before providing or reviewing credit facilities for individual customers or business groups if these lines exceed preset limits adjusted according to objective parameters.

2.3.3 Credit Strategies

Advanced credit risk management of the entire loan portfolio is a part of the process of developing the Group's credit strategies.

Credit strategy development has three objectives:

- to define portfolio composition that optimizes risk-adjusted return, which is based on a shared level of propensity for risk, in accordance with the Group's underlying criteria and framework for allocating capital and creating value
- to provide support to the appropriate Group HQ Departments and Divisions and Group entities for the adoption of measures aimed at achieving optimal portfolio composition through strategic business activity and plans
- to provide a set of guidelines and support measures that are needed for the business and credit planning process in accordance with Group HQ's strategic vision.

Credit strategies are implemented using all available credit risk measures. Specifically, the results of a Credit VaR model enable accurate and prudent management of portfolio risk through the use of advanced methods and tools.

In the area of portfolio risk, the Group places particular emphasis on loan concentration given its significance in relation to total loan assets.

In keeping with the definition provided by BIS II regulations, this risk arises in relation to any counterparty or business group that has the potential to generate losses that are deemed to be sufficiently significant to compromise the Group's ability to continue its normal operations.

In order to identify, manage, measure and monitor loan concentration, the unit in charge of this area at Group HQ sets credit limits using various operating procedures. This activity covers two different forms of loan concentration risk:

- bulk risk, i.e. large exposures to a single borrower or group of economically related borrowers

- exposure to borrowers operating in the same business sector or geographical area.

If these limits are exceeded, Group HQ RMD intervenes with the most strategically appropriate measures needed to take proper corrective action.

2.3.4 Country risk
Country risk is managed by determining appropriate the maximum operational risk levels, whether in banking or financial business, that can be assumed by the various entities belonging to the Group *vis-à-vis* banks, government entities, financial institutions and companies residing in or related to the country.

Our internal country rating model was extended to the entire Group at the end of 2006. This model was used in 2006 for Italian entities and entities in the then New Europe Division, and calls for the calculation of a 12-month PD for each sovereign state for which lending authority has been granted.

Regulations were implemented to introduce the new sovereign risk model throughout the Group. This model establishes new credit processes:
- for assigning a country rating and override rules
- for granting country limits
- for reallocating the above limits and
- for monitoring country risk.

All the above processes are managed by Group HQ.

2.4 Credit Risk Mitigation Techniques
To a large degree, the Group's exposure is in the form of traditional loans to non-financial companies and households. These loans may be secured by collateral (e.g., a mortgage on property or a charge over securities, movable property or receivables) or guarantees (usually provided by individuals or legal entities).

In general, guarantees are issued by entrepreneurs or shareholders (or their relatives) who own or have a stake in the companies receiving the secured lines of credit. Less frequent is the case of loans made to companies secured by guarantees issued by another company (which may or may not be a holding company) in the same business group, or by other credit institutions or insurance companies.

Any form of collateral serves only as additional security for the secured loan and as such is taken into account at the time the creditworthiness of the entity requesting the credit facility is assessed.

In other words, this assessment mainly concentrates on determining whether the entity requesting the credit facility is able to meet its obligations autonomously regardless of whether additional collateral is provided (ability to repay).

It should be emphasized that by virtue of this principle of the auxiliary nature of collateral, the fact that collateral is provided at the time the related credit facilities are made available should not affect the decision of competent units' loan approvers, with the sole exception of cash collateral (or certain limited types of security).

In order to protect against fluctuations in the market value of assets assigned to the Bank as collateral, the value of the collateral should generally provide an adequate margin in excess of the current value of such assets, and this margin is properly adjusted as a function of the intrinsic characteristics of these assets.

When assessing collateral, special emphasis is placed on the enforceability of the collateral and its appropriateness.
With regard to the former, as required by the BIS II Capital Accord the collateral obtained must be valid, effective and binding for the collateral provider, and it must be enforceable with respect to third parties in all jurisdictions, including in the event of the insolvency or receivership of the borrower and/or the collateral provider.

Due to the importance of this requirement, including for the purposes of mitigating the capital requirement for credit risk, the application procedure and related processes governing this area are particularly strict, to ensure that the documents obtained are completely in order from a formal and substantive standpoint.

With regard to appropriateness, security is said to be appropriate when it is qualitatively and quantitatively sufficient with respect to the amount and nature of the credit facility, provided there are no significant risk elements associated with the provider of security.

Prior to obtaining a personal guarantee, the creditworthiness of the party prepared to issue it (e.g., the guarantor or party selling cover in the form of a credit default swap) is assessed using the usual criteria. In 2006 the Group moved forward with efforts to comply with new rules for the treatment of guarantees and certain credit derivatives (or risk mitigants) and to meet the requirements for mitigating credit risk in accordance with the provisions of the referenced BIS II Capital Accord.

Also in 2006 the Group completed a number of credit derivative transactions with bank counterparties outside the Group in order to obtain protection for its exposure subject to counterparty risk. These transactions were used to provide cover for individual exposures and specific portfolios. In both cases, the weighting factor for the counterparties being protected was replaced by the factor for the sellers of protection as being more favourable.

2.5 Impaired Loans

The Group's classification of a portfolio in the "non-performing" category is based on the following basic steps:

- prompt action. This is ensured by the proper operation of the monitoring process and quick reporting of non-performing positions to all units concerned. The rapid identification of signs of the position's deterioration allows the Group entity to undertake the necessary restrictive measures before default is declared.
- proper assessment of impaired loans in order to determine what action should be taken and how the loan should be classified in terms of default categories
- recovery procedures on the basis of the type and amount of exposure and the specific borrower involved
- appropriate provisioning through profit or loss in proportion to counterparty risk and type of exposure. Provisioning is carried out in line with the principles of IAS 39 and BIS II rules.
- accurate and regular reporting in order to monitor aggregate portfolio risk over time.

Each entity's classification of positions into the various default categories specified by law in other countries must comply with local legal and regulatory provisions issued by regulators.

Since the Parent, in its capacity as a bank holding company, is in turn required to comply with instructions issued by the Italian regulator, Banca d'Italia, suitable measures are taken vis-à-vis the Group's foreign entities to link and align items which would otherwise not be consistent with the appropriate default categories.

The main goal of managing the non-performing portfolio is to recover all, or as much exposure as possible and terminate the customer relationship.

This activity may be managed internally by specialized staff or externally, by assigning the task to specialized companies, or by selling the non-performing portfolio to non-Group companies. Regardless of the organizational decisions made, during this phase the goal is to find the best strategy for maximizing the net present value (NPV) of the exposure, or minimizing LGD (loss given default).

The process for determining the best strategy as above, is to estimate the NPV of amounts recovered on the basis of alternative recovery strategies by making assumptions, for each strategy, of prudential recoveries, related costs and the likelihood that the strategy will not succeed.

These results are compared with the Group entity's average LGD for positions with the same characteristics. If data series are not available, the comparison is based on estimates.

In order to determine provisions, an exercise that is performed at least quarterly, specialized units are required to use an analytical approach to assess the loss projections for the non-performing portfolio on the basis of the Group's accounting policies, which are consistent with the rules of IAS 39 and BIS II.

If an analytical approach is not possible (e.g., if there are numerous small positions), a Group entity may make general provisions by regrouping these positions into aggregates with similar risk and exposure profiles. The percentage used for general provisions is based on historical data series.

With regard to the powers to be granted in the area of classifying items as default positions and calculating loss projections, Group entities designate several decision-making levels that have been appropriately tailored to the amount of exposure and the provision. In light of the impact that these decisions have on earnings and tax, these decision-making levels involve the RMD as well as the Group entity's senior management.

QUANTITATIVE INFORMATION

A. Credit quality

A.1 Impaired and performing loans: amounts, writedowns, changes, distribution by business activity/region

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

	AMOUNTS AS AT 31.12.2006								
	BANKING GROUP						OTHER COMPANIES		
PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL ASSETS	RESTRUCTURED EXPOSURES	PAST-DUE	COUNTRY RISK	OTHER ASSETS	IMPAIRED	OTHERS	TOTAL
1. Financial assets held for trading	6,492	48,639	5,829	12,843	-	191,225,973	-	293,660	191,593,436
2. Available-for-sale financial assets	7	-	-	6,138	-	29,241,396	-	110,702	29,358,243
3. Held-to-maturity financial instruments	-	-	-	-	-	10,752,057	-	-	10,752,057
4. Loans and receivables with banks	41,333	24,302	139	-	228	83,610,012	-	39,422	83,715,436
5. Loans and receivables with customers	6,811,422	3,587,924	3,006,118	870,029	13,926	426,884,747	240	145,622	441,320,028
6. Financial assets at fair value through profit or loss	-	-	-	-	-	15,932,723	-	266	15,932,989
7. Financial instruments classified as held for sale	-	-	-	-	-	110	-	2,135	2,245
8. Hedging instruments	-	-	-	-	-	3,008,796	-	765	3,009,561
Total 31.12.2006	**6,859,254**	**3,660,865**	**3,012,086**	**889,010**	**14,154**	**760,655,814**	**240**	**592,572**	**775,683,995**
Total 31.12.2005	**6,884,856**	**9,006,292**	**447,142**	**2,123,940**	**94,436**	**724,777,712**	**-**	**201,221**	**743,535,599**

A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net values)

	AMOUNTS AS AT 31.12.2006							
	IMPAIRED ASSETS				OTHER ASSETS			TOTAL
PORTFOLIO/QUALITY	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	(NET EXPOSURE)
A. Banking Group								
1. Financial assets held for trading	73,803	-	-	73,803	X	X	191,225,973	191,299,776
2. Available-for-sale financial assets	6,565	420	-	6,145	29,243,290	1,894	29,241,396	29,247,541
3. Held-to-maturity financial instruments	-	-	-	-	10,752,057	-	10,752,057	10,752,057
4. Loans and receivables with banks	218,481	146,861	5,846	65,774	83,622,200	11,960	83,610,240	83,676,014
5. Loans and receivables with customers	27,953,802	12,719,209	959,100	14,275,493	428,962,784	2,064,111	426,898,673	441,174,166
6. Financial assets at fair value through profit or loss	-	-	-	-	X	X	15,932,723	15,932,723
7. Financial instruments classified as held for sale	662	662	-	-	110	-	110	110
8. Hedging instruments	-	-	-	-	X	X	3,008,796	3,008,796
Total (A)	**28,253,313**	**12,867,152**	**964,946**	**14,421,215**	**552,580,441**	**2,077,965**	**760,669,968**	**775,091,183**
B. Other consolidated companies								
1. Financial assets held for trading	-	-	-	-	X	X	293,660	293,660
2. Available-for-sale financial assets	-	-	-	-	110,702	-	110,702	110,702
3. Held-to-maturity financial instruments	-	-	-	-	-	-	-	-
4. Loans and receivables with banks	116	116	-	-	39,422	-	39,422	39,422
5. Loans and receivables with customers	588	348	-	240	145,622	-	145,622	145,862
6. Financial assets at fair value through profit or loss	-	-	-	-	X	X	266	266
7. Financial instruments classified as held for sale	-	-	-	-	2,135	-	2,135	2,135
8. Hedging instruments	-	-	-	-	X	X	765	765
Total (B)	**704**	**464**	**-**	**240**	**297,881**	**-**	**592,572**	**592,812**
Total 31.12.2006	**28,254,017**	**12,867,616**	**964,946**	**14,421,455**	**552,878,322**	**2,077,965**	**761,262,540**	**775,683,995**
Total 31.12.2005	**36,349,163**	**16,792,367**	**1,094,566**	**18,462,230**	**528,184,516**	**2,062,129**	**725,073,369**	**743,535,599**

A.1.3 On- and off-balance sheet exposure to banks: gross and net values

EXPOSURE TYPES / AMOUNTS	AMOUNTS AS AT 31.12.2006			
	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
A.1 Banking Group				
a) Non-performing loans	144,628	100,007	3,288	41,333
b) Doubtful loans	27,335	475	2,558	24,302
c) Restructured exposures	46,518	46,379	-	139
d) Past due	-	-	-	-
e) Country risk	11,173	X	10,945	228
f) Other assets	151,479,147	X	2,909	151,476,238
Total A.1	**151,708,801**	**146,861**	**19,700**	**151,542,240**
A.2 Other companies				
a) Impaired	116	116	-	-
b) Others	443,712	X	-	443,712
Total A.2	**443,828**	**116**	**-**	**443,712**
TOTAL A	**152,152,629**	**146,977**	**19,700**	**151,985,952**
B. OFF-BALANCE SHEET EXPOSURE				
B.1 Banking Group				
a) Impaired	49,543	19,522	-	30,021
b) Other	125,379,724	X	1,770	125,377,954
Total B.1	**125,429,267**	**19,522**	**1,770**	**125,407,975**
B.2 Other Companies				
a) Impaired	-	-	-	-
b) Other	438	X	-	438
Total B.2	**438**	**-**	**-**	**438**
TOTAL B	**125,429,705**	**19,522**	**1,770**	**125,408,413**

A.1.4 On-balance-sheet exposure with banks: gross change in impaired exposures and subject to "country risk"

SOURCE/CATEGORIES	CHANGES IN 2006				
	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE LOANS	COUNTRY RISK
A. Opening balance	116,715	83,261	-	195,929	91,671
- Sold but not derecognised	-	-	-	-	-
B. Increases	77,114	52,371	46,518	-	28,848
B.1 Transfers from performing loans	24,830	12,665	-	-	3,509
B.2 Transfers from other impaired exposure categories	-	-	-	-	-
B.3 Other increases	52,284	39,706	46,518	-	25,339
C. Reductions	49,201	108,297	-	195,929	107,361
C.1 Transfers to performing loans	7,738	4,377	-	-	1,024
C.2 Derecognised items	19,165	10,614	-	-	26,905
C.3 Recoveries	18,498	10,804	-	-	11,770
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfer to other impaired exposure categories	-	-	-	-	-
C.6 Other reductions	3,800	82,502	-	195,929	67,662
D. Closing balance	144,628	27,335	46,518	-	11,173
- Sold but not derecognised	-	-	-	-	-

This table refers only to the Banking Group.

A.1.5 Balance-sheet exposures to banks: change in overall impairments

SOURCE/CATEGORIES	CHANGES IN 2006				
	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE LOANS	COUNTRY RISK
A.1 Opening gross writedowns	96,740	68,248	-	18,681	43,293
- Sold but not derecognised	-	-	-	-	-
B. Increases	40,175	34,363	46,379	-	275
B.1 Writedowns	18,951	15,699	-	-	273
B.2 Transfers from other impaired exposure	-	-	-	-	-
B.3 Other increases	21,224	18,664	46,379	-	2
C. Reductions	33,620	99,578	-	18,681	32,623
C.1 Transfers to performing loans	7,600	7,664	-	-	5,383
C.2 Write-backs from recoveries	3,507	0	-	-	299
C.3 Write-offs	19,165	10,614	-	-	26,905
C.4 Transfers to other impaired exposure	-	-	-	-	-
C.5 Other reductions	3,348	81,300	-	18,681	36
D. Final gross writedowns	103,295	3,033	46,379	-	10,945
- Sold but not derecognised	-	-	-	-	-

This table refers only to the Banking Group.

A.1.6 On- and off-balance sheet exposure to customers: gross and net values

	AMOUNTS AS AT 31.12.2006			
EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. BALANCE SHEET EXPOSURE				
A.1 Banking Group				
a) Non-performing loans	17,700,911	9,962,162	924,445	6,814,304
b) Doubtful loans	4,846,816	1,241,107	17,785	3,587,924
c) Restructured exposures	4,393,696	1,387,447	131	3,006,118
d) Past due	1,025,548	129,575	16,739	879,234
e) Country risk	21,907	X	7,981	13,926
f) Other assets	550,799,715	X	2,056,130	548,743,585
Total A.1	**578,788,593**	**12,720,291**	**3,023,211**	**563,045,091**
A.2 Other companies				
a) Impaired	588	348	-	240
b) Others	148,486	X	-	148,486
Total A.2	**149,074**	**348**	-	**148,726**
TOTAL A	**578,937,667**	**12,720,639**	**3,023,211**	**563,193,817**
B. OFF-BALANCE SHEET EXPOSURE				
B.1 Banking Group				
a) Impaired	1,580,886	354,201	799	1,225,886
b) Other	145,993,822	X	83,590	145,910,232
Total B.1	**147,574,708**	**354,201**	**84,389**	**147,136,118**
B.2 Other Companies				
a) Impaired	-	-	-	-
b) Other	-	X	-	-
Total B.2	-	-	-	-
TOTAL B	**147,574,708**	**354,201**	**84,389**	**147,136,118**

A.1.7 Balance-sheet exposure to customers: gross change in impaired exposures and subject to country risk

SOURCE/CATEGORIES	CHANGES IN 2006				
	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE LOANS	COUNTRY RISK
A. Opening balance - gross exposure	**17,107,881**	**15,704,770**	**491,510**	**2,554,302**	**65,673**
- Sold but not derecognised	*2,452*	-	-	*931*	-
B. Increases	**11,603,094**	**6,880,321**	**4,311,196**	**2,150,450**	**31,568**
B.1 Transfers from performing loans	3,183,967	2,948,513	31,107	1,798,289	14,626
B.2 Transfers from other impaired exposures	1,541,038	696,562	62,685	22,292	-
B.3 Other increases	6,878,089	3,235,246	4,217,404	329,869	16,942
C. Reductions	**11,010,064**	**17,738,275**	**409,010**	**3,679,204**	**75,334**
C.1 Transfers to performing loans	859,887	775,344	38,133	1,100,162	41,200
C.2 Derecognised items	3,776,039	1,479,448	44,139	124,697	-
C.3 Recoveries	2,624,920	1,838,077	249,971	395,644	12,268
C.4 Sales proceeds	3,448,795	1,619,933	-	38,284	6,086
C.5 Transfers to other impaired exposures	34,253	1,591,672	10,096	686,556	-
C.6 Other reductions	266,170	10,433,801	66,671	1,333,861	15,780
D. Closing balance gross exposure	**17,700,911**	**4,846,816**	**4,393,696**	**1,025,548**	**21,907**
- Sold but not derecognised	*37,958*	*8,225*	-	*20,240*	-

This table refers only to the Banking Group

A.1.8 Balance-sheet exposures to customers: changes in overall impairment

SOURCE/CATEGORIES	CHANGES IN 2006				
	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE LOANS	COUNTRY RISK
A. Total opening writedowns	**10,246,679**	**6,762,854**	**71,813**	**621,917**	**19,615**
- Sold but not derecognised	*29*	-	-	*105*	-
B. Increases	**7,021,289**	**2,596,320**	**1,536,117**	**262,578**	**1,406**
B.1 Writedowns	2,682,739	1,374,089	201,901	157,579	1,394
B.2 Transfers from other impaired exposure	403,759	82,031	11,916	4,403	-
B.3 Other increases	3,934,791	1,140,200	1,322,300	100,596	12
C. Reductions	**6,381,361**	**8,100,282**	**220,352**	**738,181**	**13,040**
C.1 Transfers to performing loans	330,207	85,199	26,142	30,796	7,247
C.2 Write-backs from recoveries	883,920	473,609	55,954	46,093	1,239
C.3 Write-offs	3,776,039	1,479,448	44,139	124,697	-
C.4 Transfers to other impaired exposure	11,800	406,447	3,060	80,802	-
C.5 Other reductions	1,379,395	5,655,579	91,057	455,793	4,554
D. Total closing writedowns	**10,886,607**	**1,258,892**	**1,387,578**	**146,314**	**7,981**
- Sold but not derecognised	*8,222*	*1,556*	-	*720*	-

This table refers only to the Banking Group.

Part E) Information on risks and related risk management policies

In 2006 the principle whereby the HVB Group's impaired (i.e., internally rated 8-, 9 or 10) loans were brought into line with Banca d'Italia's classification into non-performing, doubtful, restructured and past due was refined. In the initial stages of the integration process a simpler classification was used whereby all loans internally rated 10 were considered 'non-performing', loans internally rated 9 'doubtful' and loans internally rated 8- 'past due'. Banca d'Italia's new classification became available for end-2006 figures only and is based - except for loans rated 10, which are still considered non-performing in their entirety - on the specific characteristics of each individual impaired loan. Loans rated 9 are now more accurately classified as either 'non-performing', 'doubtful' or 'restructured' while loans rated 8- are sometimes considered 'doubtful'. Movements between the various classes of impaired loans due to the new classification criteria are recognized under 'increases' and 'reductions' in the A.1.7 and the aggregate figures are given in the following tables together with comparable (i.e., previous criteria) end-2006 and end-2005 figures.

Exposures to customers: gross impaired loans

	NON-PERFORMING	DOUBTFUL	RESTRUCTURED	PAST DUE	TOTAL
Gross exposure at 31.12.2005	17,107,881	15,704,770	491,510	2,554,302	**35,858,463**
Gross exposure at 31.12.2006 (comparable criteria)	14,704,012	11,128,128	482,515	1,652,316	**27,966,971**
Effect of new criteria	2,996,899	-6,281,312	3,911,181	-626,768	-
Gross exposure at 31.12.2006	17,700,911	4,846,816	4,393,696	1,025,548	**27,966,971**

The effect of the new criteria on writedowns was as follows:

Exposures to customers: writedowns of impaired loans

	NON-PERFORMING	DOUBTFUL	RESTRUCTURED	PAST DUE	TOTAL
Writedowns at 31.12.2005	10,246,679	6,762,854	71,813	621,917	**17,703,263**
Writedowns at 31.12.2006 (previous criteria)	9,053,186	4,339,158	74,303	212,744	**13,679,391**
Effect of new criteria	1,833,421	-3,080,266	1,313,275	-66,430	-
Writedowns at 31.12.2006	10,886,607	1,258,892	1,387,578	146,314	**13,679,391**

The effect of the new criteria on net impaired loans was as follows:

Exposures to customers: net impaired loans

	NON-PERFORMING	DOUBTFUL	RESTRUCTURED	PAST DUE	TOTAL
Net exposure at 31.12.2005	6,861,202	8,941,916	419,697	1,932,385	**18,155,200**
Net exposure at 31.12.2006 (comparable criteria)	5,650,826	6,788,970	408,212	1,439,572	**14,287,580**
Effect of new criteria	1,163,478	-3,201,046	2,597,906	-560,338	-
Net exposure at 31.12.2006	6,814,304	3,587,924	3,006,118	879,234	**14,287,580**

A.3 Distribution of secured exposure by type of security

A 3.1 Secured on-balance-sheet exposure to banks and customers

	AMOUNTS AS AT 31.12.2006												
		COLLATERALS (1)			GUARANTEES (2)								
					CREDIT DERIVATIVES				ENGAGEMENTS				
	AMOUNT OF THE EXPOSURE	PROPERTY	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1)+(2)
1. Secured exposures with banks													
1.1 totally secured	977,618	2,009	283,787	235,430	-	-	751	-	207,292	6,500	284,862	782,590	1,803,221
1.2 partially secured	114,872,795	1,293,207	11,607,912	402.269	-	-	-	-	742,394	590,782	110,727	121,651	14,868,942
2. Secured exposures with customers													
1.1 totally secured	99,663,695	227,069,178	4,738,102	11,864,330	-	-	1,801,947	461,515	2,280,944	6,213,632	924,996	89,576,992	344,931,636
1.2 partially secured	344,466,305	75,295,694	6,908,637	9,114,535	-	20,000	965,807	876,065	5,110,232	2,456,028	2,529,608	11,343,832	114,620,438

A.3.2 Secured off-balance-sheet exposure

	AMOUNTS AS AT 31.12.2006												
		COLLATERALS (1)			GUARANTEES (2)								
					CREDIT DERIVATIVES				ENGAGEMENTS				
	AMOUNT OF THE EXPOSURE	PROPERTY	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1)+(2)
1. Secured exposures with banks													
1.1 totally secured	19,749,013	6,957	22,412	80,608	-	-	987	-	448	-	20,428	361,535	493,375
1.2 partially secured	18,972,628	315	8,980	113,443	-	-	-	-	601	1,502	162,623	299,498	586,962
2. Secured exposures with customers													
1.1 totally secured	4,432,372	3,927,056	93,452	2,594,969	-	-	3,471	-	291,087	135,091	268,553	4,297,348	11,611,027
1.2 partially secured	90,203,650	753,931	1,170,703	1,413,605	-	63,483	1,979,007	-	131,869	126,218	747,343	3,984,919	10,371,078

A 3.3 Secured impaired on-balance-sheet exposure

	AMOUNTS AS AT 31.12.2006									
			GUARANTEES (FAIR VALUE)							
			COLLATERALS			PERSONAL GUARANTEES				
						CREDIT DERIVATIVES				
	AMOUNT OF THE EXPOSURE	SECURED AMOUNT	PROPERTY	SECURITIES	OTHER ASSETS	CENTRAL GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES
1. Secured exposures with banks									
1.1 over 150%	29	36	717	-	-	-	-	-	-
1.2 over 100% and up to 150%	-	-	-	-	-	-	-	-	-
1.3 over 50% and up to 100%	-	-	-	-	-	-	-	-	-
1.4 up to 50%	39,981	390	390	-	-	-	-	-	-
2. Secured exposures with customers									
2.1. over 150%	1,646,842	2,164,493	5,627,652	41,690	51,828	-	-	6,308	-
2.2 Over 100% up to 150%	377,524	399,824	167,213	7,113	32,710	-	-	-	20,976
2.3 Over 50% and below 100%	1,806,313	1,734,128	172,073	10,399	35,090	-	-	12,782	-
2.4 Up to 50%	9,170,997	5,454,033	4,276,279	35,926	417,416	-	20,000	290,694	48,097

A 3.4 Secured impaired off-balance-sheet exposure to banks and customers

	AMOUNTS AS AT 31.12.2006								
			GUARANTEES (FAIR VALUE)						
			COLLATERALS			GUARANTEES			
						COLLATERALS			
	AMOUNT OF THE EXPOSURE	SECURED AMOUNT	PROPERTY	SECURITIES	OTHER ASSETS	CENTRAL GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES
1. Secured exposures with banks									
1.1 above 50%	-	-	-	-	-	-	-	-	-
1.2 over 100% and up to 150%	-	-	-	-	-	-	-	-	-
1.3 over 50% and up to 100%	30,021	30,021	-	-	30,021	-	-	-	-
1.4 up to 50%	-	-	-	-	-	-	-	-	-
2. Secured exposures with customers									
2.1 Above 150%	6,894	9,263	4,146	87	328	-	-	-	-
2.2 Over 100% up to 150%	1,319	1,600	382	68	166	-	-	-	-
2.3 Over 50% and below 100%	88,453	153,987	15,070	4,445	15,354	-	-	-	-
2.4 Up to 50%	759,181	88,993	14,170	406	19,572	-	-	-	-

AMOUNTS AS AT 31.12.2006													
	GUARANTEES (FAIR VALUE)											TOTAL	SURPLUS ON FAIR VALUE OF GUARANTEE/ COLLATERAL
	PERSONAL GUARANTEES												
	CREDIT DERIVATIVES			ENGAGEMENTS									
	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	CENTRAL GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES			
	-	-	-	-	-	-	-	-	-	-		717	681
	-	-	-	-	-	-	-	-	-	-		-	-
	-	-	-	-	-	-	-	-	-	-		-	-
	-	-	-	-	-	-	-	-	-	-		390	-
	-	-	-	5	149	2,621	66,564	2,163	1,146,803	6,038,080		12,983,863	10,819,370
	-	-	-	7	5,830	917	2,556	5,104	82,326	233,339		558,091	158,267
	-	-	-	131	35	3,915	11,401	912	185,634	1,358,662		1,791,034	56,906
	8,869	-	-	26,618	59,222	166,014	494	192,956	2,873	25,632		5,571,090	117,057

AMOUNTS AS AT 31.12.2006													
	GUARANTEES (FAIR VALUE)											TOTAL	EXCESS FAIR VALUE SECURITY
	GUARANTEES												
	COLLATERALS			ENGAGEMENTS									
	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	CENTRAL GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES			
	-	-	-	-	-	-	-	-	-	-		-	-
	-	-	-	-	-	-	-	-	-	-		-	-
	-	-	-	-	-	-	-	-	-	-		30,021	-
	-	-	-	-	-	-	-	-	-	-		-	-
	-	-	-	-	3	58	2,040	27	13,237	95,381		115,307	106,044
	-	-	-	-	-	-	-	18	16	1,115		1,765	165
	-	-	-	4,652	14,028	7,971	25,307	14,028	20,469	34,501		155,825	1,838
	-	-	-	511	4,558	8,138	963	6,350	1,010	486		56,164	(32,829)

B. Distribution and concentration of credit

B.1 Distribution by business sector of cash exposures and "off-balance" towards customers

	AMOUNTS AS AT 31.12.2006											
	GOVERNMENTS				OTHER PUBLIC ENTITIES				FINANCIAL COMPANIES			
EXPOSURES/ OFF-BALANCE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Cash exposure												
A.2 Non performing loans	44,000	4,062	-	39,938	52,629	34,511	735	17,383	98,907	47,755	15,175	35,977
A.2 Doubtful loans	48,941	5	-	48,936	196,396	65,711	96	130,589	38,784	12,000	6	26,778
A.3 Restructured exposures	2,768	2,763	-	5	140,764	71,898	-	68,866	66,426	16,287	-	50,139
A.4 Expired exposures	1	-	-	1	26,304	240	96	25,968	17,034	2,137	4	14,893
A.5 Other exposures	43,851,168	X	4,414	43,846,754	10,425,842	X	33,513	10,392,329	45,832,914	X	85,257	45,747,657
Total	43,946,878	6,830	4,414	43,935,634	10,841,935	172,360	34,440	10,635,135	46,054,065	78,179	100,442	45,875,444
B. Off - balance sheet exposures												
B.1 Non performing loans	-	-	-	-	1	-	-	1	662	191	-	471
B.3 Restructured exposures	-	-	-	-	25,818	1,243	-	24,575	57,320	-	-	57,320
B.4 Expired exposures	-	-	-	-	51	1	-	50	3,976	-	128	3,848
B.5 Other exposures	2,335,403	X	478	2,334,925	1,273,296	X	1,149	1,272,147	23,295,603	X	912	23,294,691
Total	2,335,403	-	478	2,334,925	1,299,166	1,244	1,149	1,296,773	23,357,561	191	1,040	23,356,330
TOTAL 31.12.2006	46,282,281	6,830	4,892	46,270,559	12,141,101	173,604	35,589	11,931,908	69,411,626	78,370	101,482	69,231,774

B.1 Distribution by business sector of cash exposures and "off-balance" towards customers continued

	AMOUNTS AS AT 31.12.2006											
	INSURANCE COMPANIES				NON FINANCIAL COMPANIES				OTHER ENTITIES			
EXPOSURES/ OFF-BALANCE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Cash exposure												
A.2 Non performing loans	58,267	30,473	-	27,794	11,824,759	6,870,948	315,671	4,638,140	5,622,349	2,974,413	592,864	2,055,072
A.2 Doubtful loans	10,155	2,114	-	8,041	3,108,472	656,894	4,215	2,447,363	1,444,068	504,383	13,468	926,217
A.3 Restructured exposures	20,587	4,675	-	15,912	3,380,166	1,089,426	131	2,290,609	782,985	202,398	-	580,587
A.4 Expired exposures	491	-	-	491	635,264	81,520	35	553,709	346,454	45,678	16,604	284,172
A.5 Other exposures	3,400,221	X	3,747	3,396,474	287,045,264	X	1,204,246	285,841,018	160,266,213	X	732,934	159,533,279
Total	3,489,721	37,262	3,747	3,448,712	305,993,925	8,698,788	1,524,298	295,770,839	168,462,069	3,726,872	1,355,870	163,379,327
B. Off - balance sheet exposures												
B.1 Non performing loans	2,406	58	-	2,348	499,252	164,662	7	334,583	5,835	3,686	104	2,045
B.3 Restructured exposures	3,223	24	-	3,199	616,515	146,696	287	469,532	32,287	8,327	87	23,873
B.4 Expired exposures	11	-	-	11	332,161	29,265	152	302,744	1,368	48	34	1,286
B.5 Other exposures	4,643,534	X	83	4,643,451	108,426,359	X	63,254	108,363,105	6,019,627	X	17,714	6,001,913
Total	4,649,174	82	83	4,649,009	109,874,287	340,623	63,700	109,469,964	6,059,117	12,061	17,939	6,029,117
TOTAL 31.12.2006	8,138,895	37,344	3,830	8,097,721	415,868,212	9,039,411	1,587,998	405,240,803	174,521,186	3,738,933	1,373,809	169,408,444

B.2 Breakdown of loans towards non financial companies

	AMOUNTS AS AT 31.12.2006		
	RESIDENT IN ITALY	NOT RESIDENT IN ITALY	TOTAL
Agriculture - forestry - fisher es	2,503,583	1,652,187	4,155,770
Energy products	2,647,634	15,402,803	18,050,437
Ores, ferrous and non-ferrous metals (except fissile and fertile ones)	1,246,438	3,872,507	5,118,945
Minerals and non-metallic mineral products	2,151,767	2,835,401	4,987,168
Chemicals	1,222,036	4,461,512	5,683,548
Metal products except cars and means of transport	3,893,973	3,501,458	7,395,431
Farming and industrial machinery	3,077,685	3,074,107	6,151,792
Office machines, data processing machines, precision, optical and similar instruments	581,800	2,892,535	3,474,335
Electric materials and supplies	2,031,231	2,752,440	4,783,671
Means of transport	1,411,204	3,595,572	5,006,776
Foodstuffs, beverages and tobacco-based products	3,229,444	4,344,449	7,573,893
Textiles, leather and footwear and clothing products	3,469,182	2,422,314	5,891,496
Paper, paper products, printing and publishing	1,533,141	4,776,657	6,309,798
Rubber and plastic products	1,406,862	1,577,087	2,983,949
Other industrial products	2,411,745	3,928,292	6,340,037
Construction and civil engineering	8,582,961	6,492,119	15,075,080
Commercial, recovery and repair services	14,658,568	21,372,668	36,031,236
Hotel and public commercial concern services	2,184,972	3,465,657	5,650,629
Inland transport services	1,503,513	2,115,192	3,618,705
Sea and air transport services	757,233	7,588,355	8,345,588
Transport-related services	1,314,722	3,902,035	5,216,757
Communications services	1,063,606	3,973,029	5,036,635
Other saleable services	22,980,728	95,581,844	118,562,572
Total	**85,864,028**	**205,580,220**	**291,444,248**

B.3 Distribution of exposure to customers by geographic area

EXPOSURES/GEOGRAPHICAL AREAS	AMOUNTS AS AT 31.12.2006									
	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance sheet exposures										
A.1 Non-performing loans	4,026,970	1,874,450	13,508,755	4,871,833	106,751	33,227	21,713	7,889	36,722	26,905
A.2 Doubtful loans	1,910,017	1,125,591	2,837,676	2,378,609	67,981	53,595	26,725	26,662	4,417	3,467
A.3 Restructured exposures	231,909	176,263	3,958,374	2,663,105	136,732	104,640	54,730	54,569	11,951	7,541
A.4 Past due exposures	731,226	638,784	265,397	215,144	22,025	19,918	6,071	4,731	829	657
A.5 Other exposures	168,143,670	167,373,164	355,250,745	354,016,862	14,908,717	14,873,456	7,991,477	7,974,015	4,527,013	4,520,014
Total	175,043,792	171,188,252	375,820,947	364,145,553	15,242,206	15,084,836	8,100,716	8,067,866	4,580,932	4,558,584
B. Off-balance sheet exposures										
B.1 Non performing loans	23,322	17,874	482,908	305,247	1,026	-	7,157	6,278	9	-
B.2 Doubtful loans	104,951	102,354	546,307	462,193	78,719	43,561	835	452	-	-
B.3 Other impaired assets	67,731	67,407	267,433	220,084	-	-	-	-	488	436
B.4 Other exposures	26,147,291	26,142,018	106,575,065	106,496,773	11,626,007	11,625,992	1,214,235	1,214,229	431,224	431,220
Total	26,343,295	26,329,653	107,871,713	107,484,297	11,705,752	11,669,553	1,222,227	1,220,959	431,721	431,656
TOTAL 31.12.2006	201,387,087	197,517,905	483,692,660	471,629,850	26,947,958	26,754,389	9,322,943	9,288,825	5,012,653	4,990,240

B.4 Distribution of balance-sheet and off-balance sheet exposure to banks by geographic area

EXPOSURES/GEOGRAPHICAL AREAS	AMOUNTS AS AT 31.12.2006									
	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance sheet exposures										
A.1 Non-performing loans	1,833	917	94,447	13,881	30,694	23,293	12,391	2,395	5,263	847
A.2 Doubtful loans	-	-	2,750	136	6,562	5,662	20	828	18,003	17,676
A.3 Restructured exposures	-	-	86	13	45,497	11	935	115	-	-
A.4 Past due exposures	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	21,960,680	21,960,640	112,974,256	112,962,382	5,221,882	5,221,487	7,457,853	7,456,754	3,875,649	3,875,202
Total	21,962,513	21,961,557	113,071,539	112,976,412	5,304,635	5,250,453	7,471,199	7,460,092	3,898,915	3,893,725
B. Off-balance sheet exposures										
B.1 Non performing loans	-	-	-	-	-	-	-	-	-	-
B.2 Doubtful loans	-	-	-	-	49,543	30,021	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other exposures	3,105,981	3,105,975	114,973,761	114,972,809	2,397,553	2,397,411	4,124,749	4,124,301	777,680	777,458
Total	3,105,981	3,105,975	114,973,761	114,972,809	2,447,096	2,427,432	4,124,749	4,124,301	777,680	777,458
TOTAL 31.12.2006	25,068,494	25,067,532	228,045,300	227,949,221	7,751,731	7,677,885	11,595,948	11,584,393	4,676,595	4,671,183

B5. Large exposures (according to supervisory regulations)

No information to be disclosed.

C. Securitisation and sale transactions

C.1 Securitisation transactions

QUALITATIVE INFORMATION

The Group's main objectives in its securitisation transactions (whether traditional or synthetic) are the optimisation of the loan portfolio by freeing up regulatory capital and obtaining fresh liquidity together with greater diversification of its sources of funding.

Analysis and realisation of securitisation transactions are carried out within the Parent in close cooperation with the Group entities involved. This process requires an economic feasibility study to assess the impact on regulatory capital and on risk-adjusted profitability measures. If this initial phase produces a positive result, a technical and operational feasibility study is carried out to examine the assets to be securitised and design the structure of the transaction. Once technical feasibility has been established, the transaction is realised.

In 2006 the Group carried out five transactions, of which 3 were traditional and two synthetic:

UniCredit Banca S.p.A. **- Cordusio RMBS 2 (traditional)**
UniCredit Banca per la Casa S.p.A. **- Cordusio RMBS 3 - UBCasa 1 (traditional)**
Locat S.p.A. **- Locat SV - serie 2006 (traditional)**
HVB AG **- Provide-A-2006-1 (synthetic)**
HVB AG (77%) and BA-CA AG (23%) **- Promise XXS-2006-1 (synthetic)**

Details are given in the following charts, which also describe transactions carried out in previous accounting periods.

The Group is also an investor, sponsor and lead manager, mainly through its Markets and Investment Banking Division; when it has the lead-manager role it concentrates on deals where it is bookrunner, since in this case information on the transaction is more complete and accessible.

Risk monitoring and maximising profit on securitisation transactions is achieved by:

- analysing the monthly or quarterly investor reports produced by the Trustee, paying special attention to the performance of the collateral
- monitoring similar transactions' collateral performance and issues of similar paper
- watching the market fundamentals of the underlying credit and
- staying in constant contact with the investors and, where collateral is managed, with the managers and analysts of the Collateral Manager.

Furthermore each portfolio is assigned a VaR limit by Risk Management. This is monitored bearing in mind the correlations. The Group has spread curves for each rating and product (asset backed securities, mortgage backed securities, etc.) and uses them to calculate risk, in the same way as other instruments in its portfolio. The method used is in line with other sources of market risk, and enables us to estimate the possible effects of diversification and to aggregate the VaR with other sections of the trading portfolio.

ORIGINATOR UNICREDIT BANCA S.p.A.

STRATEGIES, PROCESSES AND GOALS:	The main goals of Strategic Instructions are competitive rate funding and for big loans the development of long term loans, structured so as to free up capital for new investments. The main benefits are: - better matching of maturities; - diversification of funding sources; - freeing up capital under current rules; - widening of investor base with lower funding costs.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting and funding matters are monitored on an ongoing basis with regard to Servicer Activity of UniCredit Banca SpA with the help of other Group companies (especially for collecting impaired loans UniCredit Gestione Crediti SpA,which is the Subsidiary Servicer under the specific contract).
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	UniCredit Banca SpA set up a Coordination Structure in its Accounts Department which organizes, with help of Specific staff, all accounting, funding and loans matters. It also draws up quarterly reports, under contracts with the SPV and transaction counterparties. The Board of UniCredit Banca SpA is provided with a report with a breakdown of recoveries and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	At end-2006 profits from existing securitisations were broadly in line with the cash flow estimates made on start-up and subsequent projections; they depend on the amount of defaults (these are very limited and insignificant) and prepayments occurring in the period.

NEW TRANSACTION 2006	
NAME:	**CORDUSIO RMBS 2**
Type of securitisation:	Traditional
Originator:	UniCredit Banca S.p.A.
Issuer:	Cordusio RMBS 2 S.r.l.
Servicer:	UniCredit Banca S.p.A.
Arranger:	UniCredit Banca Mobiliare S.p.A.
Target transaction:	Capital Relief / Funding / mismatching maturity
Type of asset:	Private Mortgage Loans
Quality of asset:	performing
Closing date:	10/07/2006
Nominal Value of disposal portfolio:	2,544,388,351 €
Net amount of preexisting writedowns/writebacks:	2,544,388,351 €
Disposal Profit & Loss realized:	-
Portfolio disposal price:	2,544,388,351 €
Guarantees issued by the Bank:	-
Guarantees issued by Third Parties:	-
Bank Lines of Credit:	-
Third-Party Lines of Credit:	-
Other Credit Enhancements:	-
Other relevant information:	UniCredit Banca SpA granted SPV a restricted loan of 6,361 Mln. € redeemed at the end of accounting period for 1,5 Mln.
Rating Agencies	Fitch /Moody's / Standard & Poor's

Originator UniCredit Banca S.p.A. continued

NEW TRANSACTION 2006		
NAME:	CORDUSIO RMBS 2	
Amount of CDS or other super-senior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004087158	IT0004087174
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Where listed	Dublin	Dublin
- Issue date	10/07/2006	10/07/2006
- Legal maturity	29/06/2035	29/06/2035
- Call option	Clean-up Call	Clean-up Call
- Expected duration	1.77	7.26
- Rate	Euribor 3 M + 5 b.p.	Euribor 3 M + 14 b.p.
- Subordinated level	-	Sub A 1
- Nominal value issued	500,000,000 €	1,892,000,000 €
- Nominal value at the end of accounting period	500,000,000 €	1,892,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004087182	IT0004087190
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA /Aa1 / AA	BBB+ / Baa2 / BBB
- Where listed	Dublin	Dublin
- Issue date	10/07/2006	10/07/2006
- Legal maturity	29/06/2035	29/06/2035
- Call option	Clean-up Call	Clean-up Call
- Expected duration	13.48	13.48
- Rate	Euribor 3 M + 23 b.p.	Euribor 3 M + 70 b.p.
- Subordinated level	Sub A 1,A 2	Sub A 1,A 2, B
- Nominal value issued	45,700,000 €	96,000,000 €
- Nominal value at the end of accounting period	45,700,000 €	96,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004087216	
- Type of security	Junior	
- Class	D	
- Rating	n.r.	
- Where listed	n.q.	
- Issue date	10/07/2006	
- Legal maturity	29/06/2035	
- Call option	Clean-up Call	
- Expected duration	13.48	
- Rate	Euribor 3 M + 200 b.p.	
- Subordinated level	Sub A 1,A 2, B, C	
- Nominal value issued	10,688,351 €	

Originator UniCredit Banca S.p.A. continued

NEW TRANSACTION 2006		
NAME:	CORDUSIO RMBS 2	
- Nominal value at the end of accounting period	10,688,351 €	
- Security subscribers	UniCredit Banca S.p.A.	
Distribution of securitised assets by area:		
Italy - Northwest	844,914,399 €	
- Northeast	817,564,458 €	
- Central	511,938,389 €	
- South and Islands	369,971,105 €	
Other European Countries - E.U. countries	-	
- non-E.U. countries	-	
America	-	
Rest of the World	-	
TOTAL	**2,544,388,351 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
Other government agencies	-	
Banks	-	
Financial Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	2,544,388,351 €	
TOTAL	**2,544,388,351 €**	

Originator UniCredit Banca S.p.A. continued

TRANSACTIONS PREVIOUS PERIODS		
NAME:	CORDUSIO RMBS	
Type of securitisation:	Traditional	
Originator:	UniCredit Banca S.p.A.	
Issuer:	Cordusio RMBS S.r.l.	
Servicer:	UniCredit Banca S.p.A.	
Arranger:	Euro Capital Structures Ltd. (now UniCredit Banca Mobiliare S.p.A)	
Target transaction:	Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans	
Quality of asset:	performing	
Closing date:	06/05/2005	
Nominal Value of disposal portfolio:	2,990,089,151 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third-Party Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	UniCredit Banca SpA granted to SPV a restricted loan of 6,127 Mln. € completed redeemed at the end of accounting period	
Rating Agencies	Fitch /Moody's /Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-	
Tranching:		
- ISIN	IT0003844930	IT0003844948
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	750,000,000 €	2,060,000,000 €
- Nominal value at the end of accounting period	99,338,400 €	2,060,000,000 €
- ISIN	IT0003844955	IT0003844963
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa1/AA+	BBB/Baa1/BBB
- Nominal value issued	52,000,000 €	119,200,000 €
- Nominal value at the end of accounting period	52,000,000 €	119,200,000 €
- ISIN	IT0003844971	
- Type of security	Junior	
- Class	D	
- Rating	n.r.	
- Nominal value issued	8,889,150 €	
- Nominal value at the end of accounting period	8,889,150 €	

Part E) Information on risks and related risk management policies

ORIGINATOR UNICREDIT BANCA PER LA CASA S.p.A.

STRATEGIES, PROCESSES AND GOALS:	The main goals of the Strategic Instructions are competitive rate funding and for large amounts the development of long term loans, with structured freeing up of capital for new investments. The main benefits are: - better matching of maturities; - diversification of funding sources; - freeing up capital under current rules; - widening of investor base with lower funding costs.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting matters and repayments are monitored on an ongoing basis as part of the Servicer Activity of UniCredit Banca per la Casa SpA with the help of other companies of Group (specially for collecting impared loans UniCredit Gestione Crediti SpA, and defaulting loans Ge.Mo division of UniCredit Banca Spa. Both oh them are Subsidiary Servicer provided for specific contract).
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	UniCredit Banca per la Casa SpA set up a Coordination Structure(Staff Securitisation) in its Accounts Department which manages, with help of Specific staff, all accounting matters, repayments and loans. It also draws up quarterly reports, as required by the agreements with the SPV and transaction counterparties. The Board of UniCredit Banca per la casa SpA is provided with a report with a breakdown of repayments and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	At end-2006 profits from existing securitisations were broadly in line with the cash flow estimates made on start-up and subsequent projections; they depend on the amount of defaults (these are very limited and insignificant) and prepayments occurring in the period.

NEW TRANSACTION 2006	
NAME:	**CORDUSIO RMBS 3 - UBCASA 1**
Type of securitisation:	Traditional
Originator:	UniCredit Banca per la Casa S.p.A.
Issuer:	Cordusio RMBS 3 - UBCasa 1 S.r.l.
Servicer:	UniCredit Banca per la Casa S.p.A.
Arranger:	UniCredit Banca Mobiliare S.p.A.
Target transaction:	Capital Relief / Funding / mismatching maturity
Type of asset:	Private Mortgage Loans
Quality of asset:	performing
Closing date:	20/11/2006
Nominal Value of disposal portfolio:	2,495,969,425 €
Net amount of preexisting writedowns/writebacks:	2,495,969,425 €
Disposal Profit & Loss realized:	-
Portfolio disposal price:	2,495,969,425 €
Guarantees issued by the Bank:	-
Guarantees issued by Third Parties:	-
Bank Lines of Credit:	-
Third-Party Lines of Credit:	-
Other Credit Enhancements:	-

Originator UniCredit Banca per la Casa S.p.A. continued

NEW TRANSACTION 2006

NAME:	CORDUSIO RMBS 3 - UBCASA 1	
Other relevant information:	UniCredit Banca per la Casa SpA granted to SPV a restricted loan of 14,976 Mln. €. This amount was unchanged at the end of accounting period	
Rating Agencies	Fitch /Moody's / Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004144884	IT0004144892
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Where listed	Dublin	Dublin
- Issue date	20/11/2006	20/11/2006
- Legal maturity	12/2042	12/2042
- Call option	Clean-up Call	Clean-up Call
- Expected duration	1.88	8.9
- Rate	Euribor 3 M + 7 b.p.	Euribor 3 M + 16 b.p.
- Subordinated level	-	Sub A1
- Nominal value issued	600,000,000 €	1,735,000,000 €
- Nominal value at the end of accounting period	600,000,000 €	1,735,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004144900	IT0004144934
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA /Aa1 / AA	A+ / A1 /A+
- Where listed	Dublin	Dublin
- Issue date	20/11/2006	20/11/2006
- Legal maturity	12/2042	12/2042
- Call option	Clean-up Call	Clean-up Call
- Expected duration	17.12	17.12
- Rate	Euribor 3 M + 26 b.p.	Euribor 3 M + 40 b.p.
- Subordinated level	Sub A1-A2	Sub A1-A2-B
- Nominal value issued	75,000,000 €	25,000,000 €
- Nominal value at the end of accounting period	75,000,000 €	25,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004144959	IT0004144967
- Type of security	Mezzanine	Junior
- Class	D	E
- Rating	BBB+ /Baa2 /BBB+	n.r.
- Where listed	Dublin	-
- Issue date	20/11/2006	20/11/2006
- Legal maturity	12/2042	12/2042
- Call option	Clean-up Call	Clean-up Call
- Expected duration	17.12	17.12

Originator UniCredit Banca per la Casa S.p.A. continued

NEW TRANSACTION 2006		
NAME:	CORDUSIO RMBS 3 - UBCASA 1	
- Rate	Euribor 3 M + 73 b.p.	Euribor 3 M + 200 b.p.
- Subordinated level	Sub A1-A2-B-C	Sub A1-A2-B-C-D
- Nominal value issued	48,000,000 €	12,969,425 €
- Nominal value at the end of accounting period	48,000,000 €	12,969,425 €
- Security subscribers	Institutional Investors	Banca per la Casa S.p.A.
Distribution of securitised assets by area:		
Italy - Northwest	2,123,540,861 €	
- Northeast	86,077,367 €	
- Central	158,480,001 €	
- South and Islands	127,871,196 €	
Other European Countries - E.U. countries	-	
- non-E.U. countries	-	
America	-	
Rest of the World	-	
TOTAL	**2,495,969,425 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
Other government agencies	-	
Banks	-	
Financial Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	2,495,969,425 €	
TOTAL	**2,495,969,425 €**	

ORIGINATOR LOCAT S.p.A.

STRATEGIES, PROCESSES AND GOALS:	The main reasons for these transactions are: improved asset allocation, diversification of funding sources and improved Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is described in monthly and quarterly reports (required by the agreements) with a breakdown of loans by status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Locat set up a Coordination Structure in the Accounts Department. The Board of Locat is provided with a report with a breakdown of repayments and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought an IRS as a fair value hedge and a Basis Swap as a Cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from the portfolio ensured punctual and full payment to security holders and other parties to the transaction.

Originator Locat S.p.A. continued

NEW TRANSACTION 2006		
NAME:	LOCAT SV - SERIE 2006	
Type of securitisation:	Traditional	
Originator:	Locat S.p.A.	
Issuer:	Locat SV Srl	
Servicer:	Locat S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A.	
Target transaction:	Capital Relief / Funding	
Type of asset:	Leasing loans bearing car, capital goods and real estate.	
Quality of asset:	performing	
Closing date:	14/11/2006	
Nominal Value of disposal portfolio:	1,972,909,866 €	
Net amount of preexisting writedowns/writebacks:	1,972,909,866 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	1,972,909,866 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third-Party Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Revolving	
Rating Agencies	Standard & Poor's / Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004153661	IT0004153679
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa	AAA/Aaa
- Where listed	Dublin	Dublin
- Issue date	14/12/2006	14/12/2006
- Legal maturity	12/2028	12/2028
- Call option	Clean-up call	Clean-up call
- Expected duration	1.88	8.90
- Rate	Euribor 3 M + 8 b.p.	Euribor 3 M + 16 b.p.
- Subordinated level	-	-
- Nominal value issued	400,000,000 €	1,348,000,000 €
- Nominal value at the end of accounting period	400,000,000 €	1,348,000,000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004153687	IT0004153695
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	A/A2	BBB/Baa2
- Where listed	Dublin	Dublin

Originator Locat S.p.A. continued

NEW TRANSACTION 2006		
NAME:	**LOCAT SV - SERIE 2006**	
- Issue date	14/12/2006	14/12/2006
- Legal maturity	12/2028	12/2028
- Call option	Clean-up call	Clean-up call
- Expected duration	17.12	17.12
- Rate	Euribor 3 M + 35 b.p.	Euribor 3 M + 60 b.p.
- Subordinated level	Sub A1, A2	Sub A1, A2; B
- Nominal value issued	152,000,000 €	64,000,000 €
- Nominal value at the end of accounting period	152,000,000 €	64,000 000 €
- Security subscribers	Institutional Investors	Institutional Investors
- ISIN	IT0004153885	
- Type of security	Junior	
- Class	D	
- Rating	n.r.	
- Where listed	-	
- Issue date	14/12/2006	
- Legal maturity	12/2028	
- Call option	Clean-up call	
- Expected duration	17.12	
- Rate	Euribor 3 m + 200 b.p.	
- Subordinated level	Equity	
- Nominal value issued	8,909,866 €	
- Nominal value at the end of accounting period	8,909,866 €	
- Security subscribers	Locat S.p.A.	
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	1,326,736,244 €	
- Central	439,037,841 €	
- South and Islands	207,135,781 €	
Other European Countries - E.U. countries	-	
- non-E.U. countries	-	
America	-	
Rest of the World	-	
TOTAL	**1,972,909,866 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
Other government agencies	-	
Banks	60,990 €	
Financial Companies	3,665,111 €	
Insurance Companies	-	
Non-financial companies	1,826,712,180 €	
Other entities	142,471,586 €	
TOTAL	**1,972,909,866 €**	

Originator Locat S.p.A. continued

TRANSACTIONS PREVIOUS PERIODS				
NAME:	**LOCAT SV -SERIE 2005 (EX LOCAT SECURITISATION VEHICLE 3)**		**LOCAT SECURITISATION VEHICLE 2**	
Type of securitisation:	Traditional		Traditional	
Originator:	Locat S.p.A.		Locat S.p.A.	
Issuer:	Locat SV S.r.l. (ex Locat Securitisation Vehicle 3 S.r.l.)		Locat Securitisation Vehicle 2 S.r.l.	
Servicer:	Locat S.p.A.		Locat S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A.		UniCredit Banca Mobiliare S.p.A.	
Target transaction:	Capital Relief / Funding		Capital Relief / Funding	
Type of asset:	Leasing loans bearing car, capital goods and real estate.		Leasing loans bearing car, capital goods and real estate.	
Quality of asset	performing		performing	
Closing date	14/10/2005		29/09/2004	
Nominal Value of disposal portfolio:	2,000,000,136 €		2,525,254,058 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	Revolving		Revolving	
Rating Agencies	Standard & Poor's / Moody's		Standard & Poor's / Moody's	
Amount of CDS or other supersenior risk transferred				
Tranching:				
- ISIN	IT0003951107	IT0003951115	IT0003733083	IT0003733091
- Type of security	Senior	Senior	Senior	Mezzanine
- Class	A1	A2	A	B
- Rating	AAA/Aaa	AAA/Aaa	AAA/Aaa	A/A2
- Nominal value issued	451,000,000 €	1,349,000,000 €	2,374,000,000 €	126,000,000 €
- Nominal value at the end of accounting period	451,000,000 €	1,349,000,000 €	1,951,099,438 €	126,000,000 €
- ISIN	IT0003951123	IT0003951131	-	
- Type of security	Mezzanine	Mezzanine	D.P.P.	
- Class	B	C	-	
- Rating	A/A2	BBB/Baa2	-	
- Nominal value issued	160,000,000 €	33,000,000 €	25,254,058 €	
- Nominal value at the end of accounting period	160,000,000 €	33,000,000 €	26,091,248 €	
- ISIN	IT0003951149			
- Type of security	Junior			
- Class	D			
- Rating	-			
- Nominal value issued	7,000,136 €			
- Nominal value at the end of accounting period	7,000,136 €			

Originator Locat S.p.A. continued

NAME:	LOCAT SECURITISATION VEHICLE		ABSOLUTE FUNDING	
Type of securitisation:	Traditional		Traditional	
Originator:	Locat S.p.A.		Locat S.p.A.	
Issuer:	Locat Securitisation Vehicle S.r.l.		Absolute Funding S.r.l.	
Servicer:	Locat S.p.A.		Locat S.p.A.	
Arranger:	UniCredit Banca Mobiliare S.p.A., BNP Paribas, Finanziaria Internazionale S.p.A.		UniCredit Banca Mobiliare S.p.A.	
Target transaction:	Capital Relief / Funding		Funding	
Type of asset:	Leasing loans bearing car, capital goods and real estate.		Leasing loans bearing car, capital goods and real estate.	
Quality of asset	performing		performing	
Closing date	28/11/2001		25/05/2001	
Nominal Value of disposal portfolio:	1,707,105,053 €		549,002,986 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	Revolving / Transaction closed on 12 March 2007 (Call option exercised)			
Rating Agencies	Standard & Poor's / Moody's		Fitch Rating Ltd	
Amount of CDS or other supersenior risk transferred:				
Tranching:				
- ISIN	IT0003188304	IT0003188312	IT0003125470	
- Type of security	Senior	Senior	Senior	D.P.P. not subordinated
- Class	A1	A2	A	
- Rating	AAA/Aaa	AAA/Aaa	AAA	(AAA)
- Nominal value issued	800,000,000 €	800,000,000 €	400,000,000 €	96,700,000 €
- Nominal value at the end of accounting period	-	800,000,000 €	33,602,681 €	8,123,252 €
- ISIN	IT0003188320	IT0003188338		
- Type of security	Mezzanine	Mezzanine	D.P.P.	
- Class	B1	B2	-	
- Rating	A/A2	A/A2	-	
- Nominal value issued	44,000,000 €	44,000,000 €	52,302,986 €	
- Nominal value at the end of accounting period	-	44,000,000 €	52,302,986 €	
- ISIN	IT0003188346	-		
- Type of security	Junior	D.P.P.		
- Class	C	-		
- Rating	-	-		
- Nominal value issued	3,400,000 €	15,705,053 €		
- Nominal value at the end of accounting period	3,400,000 €	7,900,576 €		

ORIGINATOR UNICREDIT BANCA D'IMPRESA S.p.A.

STRATEGIES, PROCESSES AND GOALS:	The main goals of these transactions are: better asset allocation, diversification of funding sources and better Regulatory Ratios.	The main goals are: - better quality of assets (with disposal of non-performing loans); - improved repayment record and capital allocation; development of the UniCredit Gestione Crediti SpA role as servicer of non performing loans.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is recorded in the form of quarterly reports (required under the agreements) with breakdown of loan status and trend of repayments.	Asset portfolio is monitored on an ongoing basis with a quarterly report to Servicer, with a breakdown of status and repayments of loans.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The Board of the Bank is provided with a report with a breakdown of collections and the status of loans.	Repayments of loans are monitored with reports to Servicer's Board which sends these to the Board of UBI.
HEDGING POLICIES:	The Consortium of these transactions guarantees the capital amount related to junior securities. Special Purpose Vehicle buys a Basis Swap as a Cash Flow Hedge.	SPV buys an Interest Rate Cap (strike 5%), to hedge rate risk on A, B, C and D class securities.
OPERATING RESULTS:	At end-2006 profits from existing securitisations (on the original performing loan portfolio) were broadly in line with the cash flow estimates made on start-up and subsequent projections, bearing in mind the amount of defaults (these are very limited and insignificant) and prepayments occurring in the period.	At end-2006 profits from existing securitisations (on the original defaulting loan portfolio) the effect of the cash flow from repayments which continue to be above original business plan estimates overall.

Originator UniCredit Banca d'Impresa S.p.A. continued

TRANSACTIONS PREVIOUS PERIODS

NAME:	PMI DUE	PMI UNO	QUERCIA FUNDING
Type of securitisation:	Traditional	Traditional	Traditional
Originator:	UniCredit Banca d'Impresa S.p.A.	UniCredit Banca d'Impresa S.p.A.	Cariverona (now UniCredito Italiano SpA) and Mediovenezie (now UGC Banca SpA)
Issuer:	PMI Due Finance S.r.L.	PMI Uno Finance S.r.L.	Quercia Funding S.r.L.
Servicer:	UGC Banca S.p.A.	UGC Banca S.p.A.	UGC Banca S.p.A.
Arranger:	Euro Capital Structure Ltd Dublin, UniCredit Banca Mobiliare S.p.A.	Euro Capital Structure Ltd Dublin, UniCredit Banca Mobiliare S.p.A.	Euro Capital Structure Ltd Dublin, Lehman Brothers International (Europe)
Target transaction:	Capital Relief / Funding / mismatching maturities	Capital Relief / Funding / mismatching maturities	Capital Relief
Type of asset:	Medium-term mortgage loans with Eurofidi Consortium guarantee	Medium-term mortgage loans with Eurofidi and Neafidi Consortium guarantee	Mortgage and unsecured loans

Originator UniCredit Banca d'Impresa S.p.A. continued

TRANSACTIONS PREVIOUS PERIODS						
NAME:	PMI DUE		PMI UNO		QUERCIA FUNDING	
Quality of asset	Performing		Performing		Non performing	
Closing date	16/12/2004		15/04/2004		14/12/2001	
Nominal Value of disposal portfolio:	307,305,000 €		231,827,000 €		253,282,272 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	3.5 % Eurofidi Consortium		3% Neafidi and Confidi Consortium		-	
Bank Lines of Credit:	-		-		-	
Third-Party Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	-		-		-	
Rating Agencies	Fitch /Moody's / Standard & Poor's		Fitch Rating Ltd/Moody's		Fitch Rating Ltd / Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Tranching:						
- ISIN	IT0003766109	IT0003766117	IT0003635414	IT0003653422	XS0139937188	XS0140094003
- Type of security	Senior	Mezzanine	Senior	Mezzanine	Senior	Senior
- Class	A	B	A	B	A	B
- Rating	AAA/Aaa/AAA	AA/Aa2/AA	AAA/Aaa	AA/Aa2	AAA/AAA	A/A
- Nominal value issued	271,000,000 €	7,000,000 €	198,900,000 €	10,700,000 €	111,700,000 €	39,500,000 €
- Nominal value at the end of accounting period	190,037,046 €	7,000,000 €	99,816,205 €	10,700,000 €	-	-
- ISIN	IT0003766125	IT0003766133	IT0003653430	IT0003653463	XS0140095158	XS0140095406
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	C	D	C	D
- Rating	BBB/Baa2/BBB	BB/Ba3/BB	BBB/Baa2	BB/Ba3	AA/AAA	A/AAA
- Nominal value issued	11,400,000 €	6,200,000 €	8,300,000 €	4,900,000 €	26,000,000 €	19,400,000 €
- Nominal value at the end of accounting period	11,400,000 €	6,200,000 €	8,300,000 €	4,900,000 €	-	-
- ISIN	IT0003766141		IT0003653471		IT0003382451	
- Type of security	Junior		Junior		Junior	
- Class	E		E		E	
- Rating	-		-		-	
- Nominal value issued	11,705,000 €		9,027,000 €		20,752,372 €	
- Nominal value at the end of accounting period	11,705,000 €		9,027,000 €		11,584,206 €	

ORIGINATOR HVB AG

STRATEGIES, PROCESSES AND GOALS:	The main motivation for the Bank's securitization programs is the Capital relief and Funding for True Sale Transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored by our servicing department on an ongoing basis and it is illustrated in the form of a quarterly report (investor report), which provides a breakdown of the status of loans.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The board members get a quarterly report about the status of the transaction (e.g. transaction volume, reduction in risk weighted assets). Also in the bank's annual / interim report there is information on the bank's own ABS transactions.
HEDGING POLICIES:	-
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from the portfolio ensured punctual and full payment to security holders and other parties to the transaction.

NEW TRANSACTIONS 2006

NAME	PROVIDE-A 2006-1	
Type of securitisation:	Synthetic	
Originator:	HVB AG	
Issuer:	Provide-A 2006-1 GmbH	
Servicer:	HVB AG	
Arranger:	UniCredit Markets and Investment Banking	
Target transaction:	Capital Relief and Economic Risk Transfer	
Type of asset:	Residential Mortgage Loans	
Quality of asset	Performing	
Closing date	19/12/2006	
Nominal Value of disposal portfolio:	2,902,936,108 €	
Net amount of preexisting writedowns/writebacks:	2,902,936,108 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	2,902,936,108 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	KfW Guarantee	
Bank Lines of Credit:	-	
Third-Party Lines of Credit	-	
Other Credit Enhancements:	-	
Other relevant information:	-	
Rating Agencies	S&P/Moody's	
Amount of CDS or other supersenior risk transferred:	2,542,336,108 €	
Amount and Conditions of tranching:		
- ISIN	XS0279826118	XS0279828163
- Type of security	Senior	Senior
- Class	A+	A
- Rating	AAA/Aaa	AAA/Aaa

Originator HVB AG continued

NEW TRANSACTIONS 2006		
NAME	PROVIDE-A 2006-1	
- Where listed	Frankfurt	Frankfurt
- Issue date	21/12/2006	21/12/2006
- Legal maturity	25/08/2049	25/08/2049
- Call option	Time Call (05/2012) / Clean Up Call / Regulatory Call	
- Expected duration	5.42	
- Rate	3m Euribor + 18.5 bp	3m Euribor + 18.5 bp
- Subordinated level	-	Sub A+
- Nominal value issued	500,000 €	145,200,000 €
- Nominal value at the end of accounting period	500,000 €	145,200,000 €
- Security subscribers	Institutional Investors	
- ISIN	XS0279829054	XS0279829641
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa2	A/A1
- Where listed	Frankfurt	Frankfurt
- Issue date	21/12/2006	21/12/2006
- Legal maturity	25/08/2049	25/08/2049
- Call option	Time Call (05/2012) / Clean Up Call / Regulatory Call	
- Expected duration	5.42	
- Rate	3m Euribor + 29 bp	3m Euribor + 55 bp
- Subordinated level	Sub A+; A	Sub A+,A , B
- Nominal value issued	95,800,000 €	43,500,000 €
- Nominal value at the end of accounting period	95,800,000 €	43,500,000 €
- Security subscribers	Institutional Investors	
- ISIN	XS0279830490	XS0279830904
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	BBB/Baa1	BB/Ba2
- Where listed	Frankfurt	Frankfurt
- Issue date	21/12/2006	21/12/2006
- Legal maturity	25/08/2049	25/08/2049
- Call option	Time Call (05/2012) / Clean Up Call / Regulatory Call	
- Expected duration	5.42	
- Rate	3m Euribor + 85 bp	3m Euribor + 265 bp
- Subordinated level	Sub A+; A, B, C	Sub A+; A, B, C, D
- Nominal value issued	37,800,000 €	17,400,000 €
- Nominal value at the end of accounting period	37,800,000 €	17,400,000 €
- Security subscribers	Institutional Investors	
- ISIN		
- Type of security	Junior (Swap)	
- Class	F	
- Rating	n.r.	
- Where listed	Frankfurt	
- Issue date	21/12/2006	

Originator HVB AG continued

NEW TRANSACTIONS 2006		
NAME	**PROVIDE-A 2006-1**	
- Legal maturity	25/08/2049	
- Call option	-	
- Expected duration	5.42	
- Rate	n/a	
- Subordinated level		
- Nominal value issued	20,400,000 €	
- Nominal value at the end of accounting period	20,400,000 €	
- Security subscribers	Institutional Investors	
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	2,902,936,108 €	
- non-E.U. countries	-	
America	-	
Rest of the World	-	
TOTAL	**2,902,936,108 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
Other government agencies	-	
Banks	-	
Financial Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	2,902,936,108 €	
TOTAL	**2,902,936,108 €**	

ORIGINATOR HVB AG - BA-CA AG

NAME	PROMISE XXS-2006-1	
Type of securitisation:	Synthetic	
Originator:	HVB AG (77 %) / BA-CA AG (23 %)	
Issuer:	Promise XXS-2006-1 GmbH	
Servicer:	HVB AG / BA-CA AG	
Arranger:	UniCredit Markets and Investment Banking	
Target transaction:	Capital Relief and increase in ROE	
Type of asset:	Corporate Loans	
Quality of asset	Performing	
Closing date	20/12/2006	
Nominal Value of disposal portfolio:	4,492,354,940 €	
Net amount of preexisting writedowns/writebacks:	4,492,354,940 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	4,492,354,940 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	KfW Guarantee	
Bank Lines of Credit:	-	
Third-Party Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies	S&P/Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	3,896,604,940 €	
Amount and Conditions of tranching:		
- ISIN	XS0277600663	XS0277602016
- Type of security	Senior	Senior
- Class	A+	A
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Where listed	Frankfurt	Frankfurt
- Issue date	20/12/2006	20/12/2006
- Legal maturity	12/05/2024	12/05/2024
- Call option	Time Call (08/2012) / Clean Up Call / Regulatory Call	
- Expected duration	5.67	
- Rate	3m Euribor + 17 bp	3m Euribor + 17 bp
- Subordinated level	-	Sub A+
- Nominal value issued	250,000 €	179,500,000 €
- Nominal value at the end of accounting period	250,000 €	179,500,000 €
- Security subscribers	Institutional Investors	
- ISIN	XS0277606272	XS0277606512
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa2/AA	A/A2/A
- Where listed	Frankfurt	Frankfurt
- Issue date	20/12/2006	20/12/2006

Originator HVB AG - BA-CA AG continued

NAME	PROMISE XXS-2006-1	
- Legal maturity	12/05/2024	12/05/2024
- Call option	Time Call (08/2012) / Clean Up Call / Regulatory Call	
- Expected duration	5.67	
- Rate	3m Euribor + 25 bp	3m Euribor + 40 bp
- Subordinated level	Sub A+; A	Sub A+,A , B
- Nominal value issued	108,000,000 €	78,500,000 €
- Nominal value at the end of accounting period	108,000,000 €	78,500,000 €
- Security subscribers	Institutional Investors	
- ISIN	XS0277606942	XS0277607320
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	BBB/Baa2/BBB	BB/Ba2/BB
- Where listed	Frankfurt	Frankfurt
- Issue date	20/12/2006	20/12/2006
- Legal maturity	12/05/2024	12/05/2024
- Call option	Time Call (08/2012) / Clean Up Call / Regulatory Call	
- Expected duration	5.67	
- Rate	3m Euribor + 75 bp	3m Euribor + 300 bp
- Subordinated level	Sub A+; A, B, C	Sub A+; A, B, C, D
- Nominal value issued	56,500,000 €	78,500,000 €
- Nominal value at the end of accounting period	56,500,000 €	78,500,000 €
- Security subscribers	Institutional Investors	HVB (€ 14.8 mln)
- ISIN	XS0277608211	XS0277608567
- Type of security	Mezzanine	Junior
- Class	F	G
- Rating	B- / B3/ n.r.	n.r.
- Where listed	Frankfurt	Frankfurt
- Issue date	20/12/2006	20/12/2006
- Legal maturity	12/05/2024	12/05/2024
- Call option	Time Call (08/2012) / Clean Up Call / Regulatory Call	
- Expected duration	5.67	
- Rate	3m Euribor + 700 bp	3m Euribor + 1500 bp
- Subordinated level	Sub A+; A, B, C, D, E	Sub A+; A, B, C, D, E, F
- Nominal value issued	45,000,000 €	15,000,000 €
- Nominal value at the end of accounting period	45,000,000 €	15,000,000 €
- Security subscribers	HVB (34.25 mln) + BACA (10.750 mln)	Institutional Investors
- ISIN	XS0278362164	
- Type of security	Junior	
- Class	H	
- Rating	n.r.	
- Where listed	Frankfurt	
- Issue date	20/12/2006	
- Legal maturity	12/05/2024	
- Call option	Time Call (08/2012)/Clean-Up Call/Regulatory Call	
- Expected duration	5.67	

Originator HVB AG - BA-CA AG continued

NAME	PROMISE XXS-2006-1	
- Rate	n/a (Private placement)	
- Subordinated level	Sub A+; A, B, C, D, E, F, G	
- Nominal value issued	34,500,000 €	
- Nominal value at the end of accounting period	34,500,000 €	
- Security subscribers	Institutional Investors	
Distribution of securitised assets by area:		
Italy - Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	4,492,354,940 €	
- non-E.U. countries	-	
America	-	
Rest of the World	-	
TOTAL	**4,492,354,940 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
Other government agencies	-	
Banks	-	
Financial Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	4,492,354,940 €	
TOTAL	**4,492,354,940 €**	

ORIGINATOR HVB AG - BA-CA LEASING

TRANSACTIONS PREVIOUS PERIODS

NAME	PROVIDE-A 2005-1		SUCCESS 2005	
Type of securitisation:	Synthetic		Traditional	
Originator:	HVB AG		BACA Leasing	
Issuer:	Provide-A 2005-1 Plc		Success 2005 B.V.	
Servicer:	HVB AG		BA-CA Leasing	
Arranger:	HVB AG		HVB AG	
Target transaction:	Capital Relief		Capital Relief / Funding	
Type of asset:	Private Mortgage Loans		Leasing Assets	
Quality of asset	Performing		Performing	
Closing date	15/12/2005		17/10/2005	
Nominal Value of disposal portfolio:	4,778,419,283 €		424,600,000 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	KfW Bank Guarantee		-	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		replenishing	
Rating Agencies	Moody's/Fitch		Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	4,273,519,283 €			
Tranching:				
- ISIN	DE000A0GJ2T4	DE000A0GJ2U2	XS0230700493	XS0230700816
- Type of security	Senior	Senior	Senior	Mezzanine
- Class	A+	A	A	B
- Rating	Aaa/AAA	Aaa/AAA	Aaa/AAA	A2/A
- Nominal value issued	500,000 €	239,000,000 €	390,600,000 €	8,500,000 €
- ISIN	DE000A0GJ2V0	DE000A0GJ2W8	XS023071202	XS0230701467
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	C	D
- Rating	Aa2/AA	A1/A	Baa2/BBB	Ba2/BB
- Nominal value issued	88,400,000 €	66,900,000 €	8,500,000 €	8,500,000 €
- ISIN	DE000A0GJ2X6	DE000A0GJ2Y4	XS0230701897	
- Type of security	Mezzanine	Mezzanine	Junior	
- Class	D	E	Liquidity Note	
- Rating	Baa2/BBB	Ba2/BB	n.r.	
- Nominal value issued	47,800,000 €	26,300,000 €	8,500,000 €	
- ISIN	DE000A0GJ2Z1			
- Type of security	Junior			
- Class	F			
- Rating	n.r.			
- Nominal value issued	36,000,000 €			

ORIGINATOR HVB AG

NAME	GELDILUX-TS-2005			
Type of securitisation:	Traditional			
Originator:	HVB AG			
Issuer:	Geldilux-TS-2005 S.A. (Luxembourg)			
Servicer:	HVB AG / HVB LUX			
Arranger:	HVB AG			
Target transaction:	Capital Relief / Funding			
Type of asset:	EURO Loans			
Quality of asset	Performing			
Closing date	17/06/2005			
Nominal Value of disposal portfolio:	5,513,750,000 €			
Guarantees issued by the Bank:				
Guarantees issued by Third Parties:				
Bank Lines of Credit:				
Third-Party Lines of Credit:				
Other Credit Enhancements:				
Other relevant information:	replenishing			
Rating Agencies	Moody's/Fitch			
Amount of CDS or other supersenior risk transferred:	-			
	Serie 1		Serie 2	
Tranching:				
- ISIN	XS0221114696	XS0221115743	XS0221120156	XS0221120826
- Type of security	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B
- Rating	Aaa/AAA	A1/A	Aaa/AAA	A1/A
- Nominal value issued	2,101,000,000 €	36,300,000 €	1,241,500,000 €	21,450,000 €
- ISIN	XS0221116634	XS0221116980	XS022121477	XS0221121980
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	C	D
- Rating	Baa2/BBB	Ba2/BB	Baa2/BBB	Ba2/BB
- Nominal value issued	25,300,000 €	11,000,000 €	14,950,000 €	6,500,000 €
- ISIN	XS0221117442	XS0221118093	XS0221122442	XS0221123176
- Type of security	Mezzanine	Junior	Mezzanine	Junior
- Class	E	F	E	F
- Rating	B2/B	n.r.	B2/B	n.r.
- Nominal value issued	4,400,000 €	22,000,000 €	2,600,000 €	13,000,000 €
	SERIE 3			
Tranching:				
- ISIN	XS0221125114	XS0221132086	XS0221126195	XS0221127326
- Type of security	Senior	Senior	Mezzanine	Mezzanine
- Class	A	Liquidity Note	B	C
- Rating	Aaa/AAA	Aaa/AAA	A1/A	Baa2/BBB
- Nominal value issued	1,910,000,000 €	13,750,000 €	33,000,000 €	23,000,000 €
- ISIN	XS0221127912	XS0221128647	XS0221129702	
- Type of security	Mezzanine	Mezzanine	Junior	
- Class	D	E	F	
- Rating	Ba2/BB	B2/B	n.r.	
- Nominal value issued	10,000,000 €	4,000,000 €	20,000,000 €	

ORIGINATOR HVB AG

NAME	WOLFGANG		PROVIDE-A 2004-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	HVB AG, London Branch		HVB AG	
Issuer:	Wolfgang		Provide-A 2004-1 Plc	
Servicer:	HVB AG, London Branch		HVB AG	
Arranger:	HVB AG		HVB AG	
Target transaction:	Capital Relief		Capital Relief	
Type of asset:	Securities Portfolio		Private Mortgage Loans	
Quality of asset	Performing		Performing	
Closing date	31/12/2004		29/12/2003	
Nominal Value of disposal portfolio:	800,000,000 €		3,500,000,012 €	
Guarantees issued by the Bank:				
Guarantees issued by Third Parties:			KfW Bank Guarantee	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Rating Agencies	S&P		Moody's/Fitch/S&P	
Amount of CDS or other supersenior risk transferred:	720,000,000 €		3,125,250,012 €	
Tranching:				
- ISIN			DE000A0AUQ00	DE000A0AUQ18
- Type of security	Senior	Mezzanine	Senior	Senior
- Class	A	B	A+	A
- Rating	AAA	AA	Aaa/AAA/AAA	Aaa/AAA/AAA
- Nominal value issued	65,538,563 €	6,636,771 €	250,000 €	175,000,000 €
- ISIN			DE000A0AUQ26	DE000A0AUQ34
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	B	C
- Rating	A	BBB	Aa2/AA/AA	A2/A/A
- Nominal value issued	2,885,945 €	1,206,936 €	91,000,000 €	33,250,000 €
- ISIN			DE000A0AUQ42	DE000A0AUQ59
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	E1	E2	D	E
- Rating	BB	BB	Baa2/BBB/BBB	Ba2/BB/BB
- Nominal value issued	2,000,000 €	1,000,000 €	26,250,000 €	24,500,000 €
- ISIN			DE000A0AUQ67	
- Type of security	Junior		Junior	
- Class	Equity		F	
- Rating	n.r.		n.r.	
- Nominal value issued	731,785 €		24,500,000 €	

ORIGINATOR HVB AG

NAME	GELDILUX-TS-2003 S.A.		PROMISE XXS-2003-1	
Type of securitisation:	Traditional		Synthetic	
Originator:	HVB LUX		HVB AG	
Issuer:	Geldilux-TS-2003 S.A. (Luxembourg)		Promise XXS-2003-1 Plc	
Servicer:	HVB AG / HVB LUX		HVB AG	
Arranger:	HVB AG		HVB AG	
Target transaction:	Capital Relief/Funding		Capital Relief	
Type of asset:	Euro Loans		Corporate Loans	
Quality of asset	Performing		Performing	
Closing date	17/12/2003		03/11/2003	
Nominal Value of disposal portfolio:	1,403,500,000 €		2,153,000,000 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		KfW Bank Guarantee	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	replenishing			
Rating Agencies	Moody's/Fitch		Moody' s/S&P	
Amount of CDS or other supersenior risk transferred:	-		1,698,450,000 €	
Tranching:				
- ISIN	DE000A0AB404	DE000A0AB412	DE0008078809	DE0008078817
- Type of security	Senior	Senior	Senior	Senior
- Class	A1	A	A+	A
- Rating	Aaa/AAA	Aaa/AAA	Aaa/AAA	Aaa/AAA
- Nominal value issued	1,332,100,000 €	3,500,000 €	250,000 €	107,650,000 €
- ISIN	DE000A0AB420	DE000A0AB438	DE0008078825	DE0008078833
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C
- Rating	A2/A	Baa2/BBB	Aa1/AA	A1/A
- Nominal value issued	18,900,000 €	23,100,000 €	104,200,000 €	73,400,000 €
- ISIN	DE000A0AB446	DE000A0AB453	DE0008078841	DE0008078858
- Type of security	Mezzanine	Junior	Mezzanine	Mezzanine
- Class	D	E	D	E
- Rating	Ba1/BB	n.r./n.r.	Baa2/BBB	Ba2/BB
- Nominal value issued	7,000,000 €	18,900,000 €	46,100,000 €	36,600,000 €
- ISIN			DE0008078866	DE0008078874
- Type of security			Mezzanine	Junior
- Class			F	G
- Rating			B2/B	n.r.
- Nominal value issued			12,050,000 €	74,300,000 €

ORIGINATOR HVB AG

NAME	PROVIDE-A 2003-1		PROMISE COLOR-2003-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	HVB AG		HVB AG	
Issuer:	Provide-A 2003-1 Plc		Promise Color-2003-1 Plc	
Servicer:	HVB AG		HVB AG	
Arranger:	HVB AG		HVB AG	
Target transaction:	Capital Relief		Capital Relief	
Type of asset:	Private Mortgage Loans		Corporate Loans	
Quality of asset	Performing		Performing	
Closing date	16/10/2003		04/07/2003	
Nominal Value of disposal portfolio:	3,099,999,963 €		1,132,900,000 €	
Guarantees issued by the Bank:	68,199,999 € (Interest Subparticipation)		-	
Guarantees issued by Third Parties:	KfW Bank Guarantee		KfW Bank Guarantee	
Bank Lines of Credit:	-		-	
Third-Party Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		-	
Rating Agencies	Moody's/Fitch/S&P		S&P/Fitch	
Amount of CDS or other supersenior risk transferred:	2,644,049,964 €		894,450,000 €	
Tranching:				
- ISIN	DE0009106724	DE0009106732	DE0008439217	DE0008439225
- Type of security	Senior	Senior	Senior	Senior
- Class	A+	A	A1+	A2+
- Rating	Aaa/AAA/AAA	Aaa/AAA/AAA	AAA/AAA	AAA/AAA
- Nominal value issued	250,000 €	155,000,000 €	250,000 €	250,000 €
- ISIN	DE0009106740	DE0009106757	DE0003939211	DE0003939229
- Type of security	Mezzanine	Mezzanine	Senior	Mezzanine
- Class	B	C	A	B
- Rating	Aa2/AA/AA	A2/A/A	AAA/AAA	A/A
- Nominal value issued	117,800,000 €	65,100,000 €	126,350,000 €	27,750,000 €
- ISIN	DE0009106765	-	DE0003939237	DE0003939245
- Type of security	Mezzanine	Junior	Mezzanine	Mezzanine
- Class	D	E	C	D
- Rating	Baa2/BBB/BBB	Privately rated	BBB/BBB	BB/BB
- Nominal value issued	49,600,000 €	68,199,999 €	13,600,000 €	44,400,000 €
- ISIN			DE0003939252	DE0003939260
- Type of security			Mezzanine	Junior
- Class			E	F
- Rating			B/B	n.r.
- Nominal value issued			5,550,000 €	20,300,000 €

Part E) Information on risks and related risk management policies

ORIGINATOR HVB AG

NAME	BUILDING COMFORT 2003-1	BUILDING COMFORT 2002-1	PROVIDE-A 2001-1
Type of securitisation:	Synthetic	Synthetic	Synthetic
Originator:	HVB AG	HVB AG	HVB AG
Issuer:	HVB AG	HVB AG	Provide-A 2001-1plc (Ireland)
Servicer:	HVB AG	HVB AG	HVB AG
Arranger:	HVB AG	HVB AG	HVB AG
Target transaction:	Capital Relief	Capital Relief	Capital Relief
Type of asset:	Private Mortgage Loans	Private Mortgage Loans	Private Mortgage Loans
Quality of asset	Performing	Performing	Performing
Closing date	27/12/2002	02/12/2002	29/10/2001
Nominal Value of disposal portfolio:	5,000,092,904 €	5,000,151,970 €	999,841,592 €
Guarantees issued by the Bank:	25,001,095 € (Interest Subparticipation)	25,050,000 € (Interest Subparticipation)	-
Issued guarantees by Third Parties:	-	-	KfW Bank Guarantee
Bank Lines of Credit:	-	-	-
Third Parties Lines of Credit:	-	-	-
Other Credit Enhancements:	-	-	-
Other relevant information:	-	-	-
Rating Agencies	S&P/Fitch	S&P/Fitch	Moody's/Fitch
Amount of CDS or other supersenior risk transferred:	4,750,090,808 €	4,749,851,970 €	854,591,592 €

Tranching:	BUILDING COMFORT 2003-1		BUILDING COMFORT 2002-1		PROVIDE-A 2001-1	
- ISIN	DE0002109758	DE002109766	DE0002109709	DE0002109717	DE0007489940	DE0007489957
- Type of security	Senior	Senior	Senior	Senior	Senior	Senior
- Class	A+	A	A+	A	A+	A
- Rating	AAA/AAA	AAA/AAA	AAA/AAA	Aaa/AAA	Aaa/AAA	Aaa/AAA
- Nominal value issued	1,000 €	115,000,000 €	250,000 €	120,000,000 €	250,000 €	45,000,000 €
- ISIN	DE0002109774	DE002109782	DE002109725	DE002109733	DE0007489965	DE0007489973
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C	B	C
- Rating	AA/AA+	A/A+	AA/AA	A/A	A2/A	Baa2/BBB
- Nominal value issued	60,000,000 €	35,000,000 €	55,000,000 €	35,000,000 €	60,000,000 €	20,000,000 €
- ISIN	DE002109790		DE002109741		DE0007489981	DE0007489999
- Type of security	Mezzanine	Junior (CDS)	Mezzanine	Junior	Mezzanine	Junior
- Class	D	E	D	E	D	E
- Rating	BBB/BBB+	privately rated	BBB/BBB	Privately rated	Ba2/BB	n.r.
- Nominal value issued	15,000,000 €	25,001,095 €	15,000,000 €	25,050,000 €	10,000,000 €	10,000,000 €

QUANTITATIVE INFORMATION

C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets

QUALITY OF UNDERLYING ASSETS / EXPOSURES	AMOUNTS AS AT 31.12.2006					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**1,406,967**	**1,407,271**	**282,494**	**282,334**	**448,253**	**498,887**
a) Impaired	-	-	-	-	34,528	38,000
b) Other	1,406,967	1,407,271	282,494	282,334	413,725	460,887
B. With third-party underlying assets:	**13,092,812**	**13,103,732**	**2,399,499**	**2,385,077**	**55,311**	**55,311**
a) Impaired	396,056	395,980	31,504	31,462	6,785	6,785
b) Other	12,696,756	12,707,752	2,367,995	2,353,615	48,526	48,526

(C.1.1 - Exposure resulting from securitisation transactions broken down by quality of underlying assets continued)

QUALITY OF UNDERLYING ASSETS / EXPOSURES	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	-	-	-	-	**117,627**	**116,082**
a) Impaired	-	-	-	-	-	-
b) Other	-	-	-	-	117,627	116,082
B. With third-party underlying assets:	**9,556**	**9,512**	**3,664,090**	**3,664,090**	-	-
a) Impaired	-	-	-	-	-	-
b) Other	9,556	9,512	3,664,090	3,664,090	-	-

(C.1.1 - Exposure resulting from securitisation transactions broken down by quality of underlying assets continued)

QUALITY OF UNDERLYING ASSETS / EXPOSURES	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	-	-	-	-	-	-
a) Impaired	-	-	-	-	-	-
b) Other	-	-	-	-	-	-
B. With third-party underlying assets:	**12,722,552**	**12,722,552**	-	-	-	-
a) Impaired	-	-	-	-	-	-
b) Other	12,722,552	12,722,552	-	-	-	-

C.1.2 Exposure resulting from the principal "in house" securitisation transactions broken down by type of securitised asset and by type of exposures (*)

	AMOUNTS AS AT 31.12.2006					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS
A. Totally derecognised	**35,843**	**-109**	**-**	**-**	**15,812**	**-**
A.1 Locat Securitisation Vehicle	35,843	-109	-	-	15,812	-
Car leasing/Capital Goods/Real Estate						
B. Partially derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C. Non-derecognised	**1,001,512**	**962**	**151,082**	**-238**	**233,819**	**-1,173**
C.1 Building Confort 2002-1	-	-	-	-	-	-
Residential Mortgage Loans						
C.2 Building Confort 2003-1	503	-	606	-	-	-
Residential Mortgage Loans						
C.3 Cordusio RMBS	105,882	48	-	-	8,839	-1,695
Residential Mortgage Loans						
C.4 Cordusio RMBS 2	22,957	5	-	-	22,031	522
Residential Mortgage Loans						
C.5 Cordusio RMBS 3 - UBCasa 1	83,478	-	2,499	-	29,048	-
Residential Mortgage Loans						
C.6 Geldilux-TS-2005	512,955	-9	19,306	-3	55,000	-
Private Loans						
C.7 Locat Securitisation Vehicle 2	142,591	902	15,120	-84	61,238	-
Car leasing/Capital Goods/Real Estate						
C.8 Locat SV - Serie 2005 (ex Locat Vehicle 3)	14,206	18	2,001	1	19,814	-
Car leasing/Capital Goods/Real Estate						
C.9 Locat SV. Serie 2006	85,888	-	5,998	1	13,349	-
Car leasing/Capital Goods/Real Estate						
C.10 Promise XXS - 2006 - 1	31,500	-	69,846	-155	-	-
Corporate Loans						
C.11 Provide-A 2003-1	-	-	-	-	-	-
Residential Mortgage Loans						
C.12 Provide-A 2004-1	1,552	-2	15,206	2	24,500	-
Residential Mortgage Loans						
C.13 Provide-A 2005-1	-	-	20,500	-	-	-
Residential Mortgage Loans						

(*) breakdown of all transactions with underlying assets over € 1.5 billion.

AMOUNTS AS AT 31.12.2006											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	**115,350**	**-1,546**	-	-	-	-	-	-
-	-	-	-	23,880	-462	-	-	-	-	-	-
-	-	-	-	23,910	-586	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	67,560	-498	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

C.1.3 Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure

		AMOUNTS AS AT 31.12.2006					
		BALANCE-SHEET EXPOSURE (*)					
		SENIOR		MEZZANINE		JUNIOR	
TYPE OF UNDERLYING ASSETS / EXPOSURE		CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS/ WRITE-BACKS
A.1 IT0003953384	SCCI serie 10 - Public Agency Loans (INPS)	148,719	94	-	-	-	-
A.2 ES0377992005	TDA CAM - Spanish Residential Mortgages Loans	142,818	70	-	-	-	-
A.3 IT0003749360	SCCI serie 8 - Public Agency Loans (INPS)	142,268	99	-	-	-	-
A.4 IT0003953376	SCCI serie 9 - Public Agency Loans (INPS)	121,175	87	-	-	-	-
A.5 XS0232767631	ASSET BACK EST - Cars Loans	118,767	24	-	-	-	-
A.6 XS0256323972	DELPHINUS - Dutch Residential Mortgages Loans	114,918	44	-	-	-	-
A.7 IT0003837074	SCIC 04-23 TV - Italian Private Corporate Loans	113,300	2,701	-	-	-	-
A.8 IT0003731426	SCIP 2 (A5) - Public Agency Loans (Real Estate)	111,785	43	-	-	-	-
A.9 XS0266760700	SCGA - German Cars Loans	106,987	-13	-	-	-	-
A.10 IT0004083025	BPM 2 - Italian Residential Mortgages Loans	105,531	29	-	-	-	-
A.11 XS0228806245	HERMES 10 - Dutch Residential Mortgages Loans	100,020	85	-	-	-	-
A.12 XS0256130401	FASTNET 2 - Irish Residential Mortgages Loans	100,000	13	-	-	-	-
A.13 XS0238867666	CEREP - French Residential Mortgages Loans	99,645	84	-	-	-	-
A.14 XS0256813048	BCC MORTGAGES 1 - Italian Residential Mortgages Loans	94,998	-	-	-	-	-
A.15 XS0260593727	EMERALD MORTGAGES 4 - Irish Residential Mortgages Loans	91,520	-19	-	-	-	-
A.16 IT0003224083	DIOCLEZIANO - Public Works and Mortgages Loans (ex FONSPA)	88,950	-	-	-	-	-
A.17 ES0312888011	BANCAJA - Spanish Residential Mortgages Loans	87,759	45	-	-	-	-
A.18 XS0276517710	BELUGA MASTER - Dutch Residential Mortgages Loans	81,420	28	-	-	-	-
A.19 IT0003963359	ITALFINANCE - Italian Leasing Contracts	80,037	41	-	-	-	-
A.20 ES0312343017	AYT GENOVA HIPOTECARIA VII - Spanish Residential Mortgages Loans	79,983	-20	-	-	-	-
A.21 ES0313252001	PENED 1 - Spanish Residential Mortgages Loans	79,962	-23	-	-	-	-
A.22 IT0003505440	SCCI serie 7 - Public Agency Loans (INPS)	78,827	-35	-	-	-	-
A.23 ES0347862007	PASTOR 3 - Spanish Residential Mortgages Loans	78,289	1	-	-	-	-
A.24 XS0230694233	LUSITANO MORTGAGES 4 - Portuguese Residential Mortgages Loans	77,805	-13	-	-	-	-
A.25 IT0003953350	SCCI serie 7 - Public Agency Loans (INPS)	77,523	12	-	-	-	-
A.26 XS0230784901	DMPL - Dutch Residential Mortgages Loans	77,119	11	-	-	-	-
A.27 XS0200691805	HOLMES FINANCING 9 - English Residential Mortgages Loans	76,014	5	-	-	-	-
A.28 FR0010259218	NORIA - French personal loans	74,956	-51	-	-	-	-
A.29 XS0273281724	ARKIE - English Residential Mortgages Loans	74,437	-	-	-	-	-
A.30 XS0243911756	STORM - Dutch Residential Mortgages Loans	72,980	12	-	-	-	-
A.31 XS0273840305	GRACECHURCH - English and Welsh Residential Mortgages Loans	72,965	-31	-	-	-	-
A.32 IT0003566699	SCIC (A4) - Public Agency Loans (INPDAP)	70,358	-76	-	-	-	-

(*) closing statement of securities over € 70 million.

AMOUNTS AS AT 31.12.2006											
GUARANTEES GIVEN						CREDIT FACILITIES					
SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-

C.1.4 Exposure resulting from securitisation transactions broken down by portfolio and type

EXPOSURE / PORTFOLIO	AMOUNTS AS AT 31.12.2006 TRADING	DESIGNATED AT FAIR VALUE	AVAILABLE FOR SALE	HELD-TO-MATURITY	LOANS	TOTAL	31.12.2005 TOTAL
1. Balance-sheet exposures	**14,175,429**	**414,556**	**658,589**	**154,283**	**294,628**	**15,697,485**	**15,704,222**
- "Senior"	12,550,172	399,514	1,827	68,363	119,698	13,139,574	13,140,130
- "Mezzanine"	1,619,857	15,042	572,257	85,920	92,002	2,385,078	2,399,499
- "Junior"	5,400	-	84,505	-	82,928	172,833	164,593
2. Off-balance-sheet exposures	**17,512**	**-**	**-**	**-**	**16,378,642**	**16,396,154**	**16,396,198**
- "Senior"	9,512	-	-	-	12,722,552	12,732,064	12,732,108
- "Mezzanine"	8,000	-	-	-	3,656,090	3,664,090	3,664,090
- "Junior"	-	-	-	-	-	-	-

C.1.5 Securitised assets underlying junior securities or other forms of credit support

ASSETS / SECURITIES	AMOUNTS AS AT 31.12.2006 TRADITIONAL	SYNTHETIC
A. Own underlying assets:	**20,856,820**	**12,611,616**
A.1 Totally derecognised	**986,462**	**xxx**
1. Non-performing loans	55,372	xxx
2. Doubtful loans	2,429	xxx
3. Restructured exposures	-	xxx
4. Past-due exposures	6,438	xxx
5. Other assets	922,223	xxx
A.2 Partially derecognised	-	**xxx**
1. Non-performing loans	-	xxx
2. Doubtful loans	-	xxx
3. Restructured exposures	-	xxx
4. Past-due exposures	-	xxx
5. Other assets	-	xxx
A.3 Non-derecognised	**19,870,358**	**12,611,616**
1. Non-performing loans	16,293	120,515
2. Doubtful loans	7,573	189,750
3. Restructured exposures	-	-
4. Past-due exposures	19,386	21,625
5. Other assets	19,827,106	12,279,726
B. Third party underlying assets:	**725,624**	-
B.1 Non-performing loans	7,853	-
B.2 Doubtful loans	-	-
B.3 Restructured exposures	-	-
B.4 Past-due exposures	-	-
B.5 Other assets	717,771	-

C.1.6 Stakes in special purpose vehicles

NAME	HEADQUARTERS	STAKE %
Quercia Funding S.r.L.	Verona - Via Garibaldi, 1	65%
Breakeven S.r.L.	Verona - Piazzetta Monte, 1	100%
Colombo S.r.L.	Milano - Via Pontaccio, 10	5%
Diocleziano S.r.L.	Milano - Via Pontaccio, 10	5%
Augusto S.r.L.	Milano - Via Pontaccio, 10	5%

C.1.7 Servicer activities - Collections of securitised loans and redemptions of securities issued by the special purpose vehicle

		SECURITISED ASSETS (YEAR END FIGURE)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURE)					
						SENIOR		MEZZANINE		JUNIOR	
SERVICER	SPECIAL PURPOSE VEHICLE	IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
Locat S.p.A.	Locat Absolute Funding S.r.L.	4,215	92,150	3,282	126,166	-	91.60%	-	-	-	-
Locat S.p.A.	Locat Securitisation Vehicle S.r.L.	11,516	830,073	3,217	187,781	-	50.00%	-	50.00%	-	-
Locat S.p.A.	Locat Securitisation Vehicle 2 S.r.L.	16,192	2,097,734	5,133	501,999	-	17.81%	-	-	-	-
Locat S.p.A.	Locat SV S.r.l. - SERIE 2005	11,412	1,952,675	2,828	878,679	-	-	-	-	-	-
Locat S.p.A.	Locat SV S.r.l. - SERIE 2006	738	1,960,424	2	36,268	-	-	-	-	-	-
UniCredit Banca S.p.A.	Cordusio RMBS S.r.L.	2,416	2,305,979	1,926	493,883	-	23.16%	-	-	-	-
UniCredit Banca S.p.A.	Cordusio RMBS 2 S.r.L.	185	2,366,265	4	260,494	-	-	-	-	-	-
UniCredit Banca per la Casa S.p.A.	Cordusio RMBS 3 - UBCasa 1 S.r.L.	37	2,430,527	-	94,529	-	-	-	-	-	-
UCG Banca S.p.A.	Quercia Funding S.r.L.	48,508	-	29,420	-	100.00%	-	100.00%	-	44.00%	-
UCG Banca S.p.A.	Breakeven S.r.L.	7,853	-	3,264	-	100.00%	-	-	-	61.00%	-
UCG Banca S.p.A.	PMI Uno Finance S.r L:	4,601	110,108	607	84,076	-	50.00%	-	-	-	-
UCG Banca S.p.A.	PMI Due Finance S.r L:	2,899	197,859	486	118,013	-	30.00%	-	-	-	-
UCG Banca S.p.A.	ERIS Finance S.r.L.	464,145	-	96,096	-	-	-	-	-	-	-
UCG Banca S.p.A.	Maja Finance S.r.L.-Portfolio 1	11,164	-	841	-	-	-	-	-	-	-
UCG Banca S.p.A.	Maja Finance S.r.L.-Portfolio 2	176,725	-	19,178	-	-	-	-	-	-	-
H.V.B.	Geldilux-TS-2003	1,048	561,654	-	9,035,409 (*)	-	-	-	-	-	-
H.V.B.	Geldilux-TS-2005 S.A.	991	5,487,001	-	34,660,142 (*)	-	-	-	-	-	-
BA-CA LEASING	Success-2005 B.V.	2,733	356,880	-	64,783	-	-	-	-	-	-

(*) replenishing of short term portfolio (3-6 months)

C.1.8 Special Purpose Vehicle belonging to the Banking Group

NAME	HEAD QUARTERS	
Geldilux TS 2003 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Geldilux TS 2005 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Quercia Funding S.r.l.	Verona, Via Garibaldi 1	Italy
Breakeven S.r.L.	Verona, Piazzetta Monte 1	Italy

Attachment to table C.1.8

STATEMENT SUMMARIZING SECURITISED ASSETS AND BONDS ISSUED

(for single Special Purpose Vehicle belonging to the Banking Group)

Geldilux TS 2003 S.A.

	31.12.2006	31.12.2005
A. Securitised Assets	**562,701**	**1,399,921**
A.1) Principal	562,701	1,399,921
B. Use of liquid assets resulting from loan operations	**845,286**	**7,856**
B.1) Bank current account	843,843	6,444
B.2) Other uses		
B.4) Other assets	1,443	1,412
SPV Credits		
Others	*1,443*	*1,412*
TOTAL	**1,407,987**	**1,407,777**
C. Bonds issued	**1,400,000**	**1,400,000**
C.1) "Class A" Bonds	1,332,100	1,332,100
C.2) "Class B" Bonds	18,900	18,900
C.3) "Class C" Bonds	23,100	23,100
C.4) "Class D" Bonds	7,000	7,000
C.5) "Class E" Bonds	18,900	18,900
D. Loans received	-	-
E. Other liabilities	**7,987**	**7,777**
SPV debts	5,122	5,924
Accrued interest on bonds	2,658	1,656
Other liabilities	175	165
Own funds	*32*	*32*
TOTAL	**1,407,987**	**1,407,777**
F. Interest expense on bonds issued	**93,080**	**67,898**
Interest on class "A", class "B", class "C" and class "D" bonds	93,080	67,898
G. Commissions and fees related to the transaction	**2,895**	**3,003**
G.1) for servicing	2,760	2,839
G.2) for other services	135	164
H. Other charges	-	-
Other costs	-	-
TOTAL COSTS	**95,975**	**70,901**
I. Interest generated by securitised assets	107,003	**83,796**
L. Other revenues	-	-
TOTAL REVENUES	**107,003**	**83,796**

Geldilux TS 2005 S.A.

	31.12.2006	31.12.2005
A. Securitised Assets	**5,499,329**	**5,499,026**
A.1) Principal	5,499,329	5,499,026
B. Use of liquid assets resulting from loan operations	**76,451**	**60,479**
B.1) Bank current account	32,446	32,790
B.2) Other uses	-	-
B.4) Other assets	44,005	27,689
SPV Credits	-	-
Others	*44,005*	*27,689*
TOTAL	**5,575,780**	**5,559,505**
C. Bonds issued	**5,500,000**	**5,508,852**
C.1) "Class A" Bonds	5,252,500	5,252,500
C.2) "Class B" Bonds	90,750	90,750
C.3) "Class C" Bonds	63,250	63,250
C.4) "Class D" Bonds	27,500	27,500
C.5) "Class E" Bonds	11,000	11,000
C.6) "Class F" Bonds	55,000	55,000
Liquidity note	-	*8,852*
D. Loans received	-	-
E. Other liabilities	**75,780**	**50,653**
SPV debts	25,317	16,181
Accrued interest on bonds	47,748	31,504
Accrued interest on liquidity note	-	71
Other liabilities	2,684	2,866
Own funds	*31*	*31*
TOTAL	**5,575,780**	**5,559,505**
F. Interest expense on bonds issued	**335,835**	**127,006**
Interest on class "A", class "B", class "C" and class "D" bonds	335,835	127,006
G. Commissions and fees related to the transaction	**11,755**	**6,551**
G.1) for servicing	11,151	6,049
G.2) for other services	604	502
H. Other charges		
Other costs	-	-
TOTAL COSTS	**347,590**	**133,557**
I. Interest generated by securitised assets	**388,913**	**149,738**
L. Other revenues	-	-
TOTAL REVENUES	**388,913**	**149,738**

QUERCIA FUNDING S.R.L.

	31.12.2006	31.12.2005
A. Securitised Assets	**48,508**	**62,071**
A.1) Principal	48,508	62,071
A.1 a) Non Performing	48,508	62,071
B. Use of liquid assets resulting from loan operations	**12,738**	**13,555**
B.1) Bank current account	1,233	514
B.2) Other uses	10,081	11,470
B.4) Other assets	1,424	1,571
SPV Credits	-	-
Others	1,424	1,571
TOTAL	**61,246**	**75,626**
C. Bonds issued	**11,584**	**33,839**
C.1) "Class A" Bonds	-	-
C.2) "Class B" Bonds	-	-
C.3) "Class C" Bonds	-	-
C.4) "Class D" Bonds	-	13,087
C.5) "Class E" Bonds	11,584	20,752
C.6) "Class F" Bonds	-	-
D. Loans received	**-**	**-**
E. Other liabilities	**49,662**	**41,787**
E.1) Accrued interest on bonds	-	450
E.2) Other liabilities	49,662	41,337
TOTAL	**61,246**	**75,626**
F. Interest expense on bonds issued	**313**	**1,535**
Interest on class "A", class "B", class "C" and class "D" bonds	313	1,535
G. Commissions and fees related to the transaction	**7,748**	**7,407**
G.1) for servicing	7,680	7,375
G.2) for other services	68	32
H. Other charges	**14,775**	**15,563**
H.1) Other interest cost	53	33
H.2) Other costs	14,722	14,708
H.3) Value adjustments on assets	-	822
TOTAL COSTS	**22,836**	**24,505**
I. Interest generated by securitised assets	**22,374**	**24,259**
L. Other revenues	**462**	**246**
L.1) Income interest	301	207
L.2) Other revenues	161	39
TOTAL REVENUES	**22,836**	**24,505**

BREAKEVEN S.r.L.

	31.12.2006	31.12.2005
A. Securitised Assets	**7,853**	**9,329**
A.1) Principal	7,853	9,329
A.1 a) Non Performing	7,853	9,329
B. Use of liquid assets resulting from loan operations	**140**	**422**
B.1) Bank current account	140	422
B.2) Other uses	-	-
B.4) Other assets	-	53
SPV Credits	-	-
Others	-	53
TOTAL	**7,993**	**9,804**
C. Bonds issued	**4,358**	**6,824**
C.1) "Class A" Bonds	-	-
C.2) "Class B" Bonds	4,358	6,824
C.3) "Class C" Bonds	-	-
C.4) "Class D" Bonds	-	-
C.5) "Class E" Bonds	-	-
C.6) "Class F" Bonds	-	-
D. Loans received	-	-
H. Other charges	**11**	**2,980**
H.1) Other interest cost	11	16
H.2) Other costs	-	2,964
Difference A+B-C-D-E	***3,624***	-
TOTAL	**7,993**	**9,804**
F. Interest expense on bonds issued	**448**	**605**
Interest on class "A", class "B", class "C" and class "D" bonds	448	605
G. Commissions and fees related to the transaction	**208**	**312**
G.1) for servicing	199	304
G.2) for other services	9	8
H. Other charges	-	**3,838**
H.1) Other interest cost	-	-
H.2) Other costs	-	3,838
H.3) Value adjustments on assets	-	-
TOTAL COSTS	**656**	**4,755**
I. Interest generated by securitised assets	**3,477**	**4,350**
L. Other revenues	**13**	**405**
L.1) Income interest	13	18
L.2) Other revenues	-	387
TOTAL REVENUES	**3,490**	**4,755**
Difference F + G + H - I - L	***-2,834***	-

C.2 Sales Transactions

C.2.1 Financial assets sold and not derecognised

	AMOUNTS AS AT 31.12.2006											
	FINANCIAL ASSETS HELD FOR TRADING			FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS			AVAILABLE FOR SALE FINANCIAL ASSETS			HELD-TO-MATURITY INVESTMENTS		
TYPE / PORTFOLIO	A	B	C	A	B	C	A	B	C	A	B	C
A. Balance-sheet assets	**1,772,543**	**-**	**-**	**-**	**-**	**-**	**80,050**	**-**	**-**	**-**	**-**	**-**
1. Debt securities	1,772,543	-	-	-	-	-	80,050	-	-	-	-	-
2. Equity securities	-	-	-	-	-	-	-	-	-	xxx	xxx	xxx
3. UCIS	-	-	-	-	-	-	-	-	-	xxx	xxx	xxx
4. Loans	-	-	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivatives	**-**	**-**	**-**	**xxx**	**xxx**	**xxx**	**xxx**	**xxx**	**xxx**	**xxx**	**xxx**	**xxx**
Total 31.12.2006	**1,772,543**	**-**	**-**	**-**	**-**	**-**	**80,050**	**-**	**-**	**-**	**-**	**-**
Total 31.12.2005	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

(C.2.1 - Financial assets sold and not derecognised continued)

	AMOUNTS AS AT 31.12.2006							
	LOANS AND RECEIVABLES WITH BANKS			LOANS AND RECEIVABLES WITH CUSTOMERS			TOTAL	
TYPE / PORTFOLIO	A	B	C	A	B	C	31.12.2006	31.12.2005
A. Balance-sheet assets	**-**	**-**	**-**	**19,870,358**	**-**	**-**	**21,722,951**	**14,948,330**
1. Debt securities	-	-	-	-	-	-	1,852,593	-
2. Equity securities	xxx	xxx	xxx	xxx	xxx	xxx	-	-
3. UCIS	xxx	xxx	xxx	xxx	xxx	xxx	-	-
4. Loans	-	-	-	19,827,106	-	-	19,827106	14,940,399
5. Impaired assets	-	-	-	43,252	-	-	43,252	7,931
B. Derivatives	**xxx**	**xxx**	**xxx**	**xxx**	**xxx**	**xxx**	**-**	**-**
Total 31.12.2006	**-**	**-**	**-**	**19,870,358**	**-**	**-**	**21,722,951**	
Total 31.12.2005	**-**	**-**	**-**	**14,948,330**	**-**	**-**		**14,948,330**

Legend:
A = Financial assets sold and fully recognised (carrying value)
B = Financial assets sold and partially recognised (carrying value)
C = Financial assets sold and partially recognised (total value)

C.2.2 Financial liabilities relating to financial assets sold and not derecognised

	AMOUNTS AS AT 31.12.2006						
LIABILITIES / ASSET PORTFOLIOS	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	AVAILABLE FOR SALE FINANCIAL ASSETS	HELD-TO-MATURITY INVESTMENTS	LOANS AND RECEIVABLES WITH BANKS	LOANS AND RECEIVABLES WITH CUSTOMERS	TOTAL
1. Deposits from customers	**955,813**	**-**	**80,158**	**-**	**-**	**18,282,377**	**19,318,348**
a) relating to fully recognised assets	955,813	-	80,158	-	-	18,282,377	19,318,348
b) relating to partially recognised assets	-	-	-	-	-	-	-
2. Deposits from Banks	**848,740**	**-**	**504**	**-**	**-**	**-**	**849,244**
a) relating to fully recognised assets	848,740	-	504	-	-	-	849,244
b) relating to partially recognised assets	-	-	-	-	-	-	-
Total 31.12.2006	**1,804,553**	**-**	**80,662**	**-**	**-**	**18,282,377**	**20,167,592**
Total 31.12.2005	**-**	**-**	**-**	**-**	**-**	**14,001,892**	**14,001,892**

Section 2 - Market risk

Generally speaking, bank's market risks are due to price fluctuations or other market risk factors on the value of positions on its own books, both in the event of these being held in the trading portfolio (trading book) or, alternatively, arising from transactions and strategic investment choices (banking book). UniCredit Group's market risk management includes, therefore, all activities relating to cash and capital structure management, both in the Parent company and in the individual Group companies.

The Parent company monitors risk positions at Group level. The individual Group companies monitor their own risk positions, within the scope of their specific responsibilities, in line with UniCredit Group supervision policies. The results of individual companies' monitoring activities are, in any event, shared with the Parent company.

The individual companies comprising the Group produce detailed reports on business trends and related risks on a daily basis, forwarding market risk documentation to the Parent company.

The Parent company's Group Market Risk unit is responsible for aggregating this information and producing information on overall market risks.

ORGANIZATIONAL STRUCTURE

The Parent company's Board of Directors lays down strategic guidelines for taking on market risks by calculating, depending on the propensity to risk and objectives of value creation in proportion to risks assumed, capital allocation for the Parent company and its subsidiaries.

The Parent company's Risks Committee provides advice and recommendations in respect of decisions taken by the Chief Executive and in drawing up proposals made by the Chief Executive to the Executive Committee or the Board of Directors with regard to the following:

- guidance as to the methods to be used to realise models for the measurement and monitoring of Group risks;
- the Group's risk policies (identification of risk, analysis of the level of propensity to risk, definition of capital allocation objectives and the limits for each type of risk, assignment of related functional responsibilities to the relevant Departments and Divisions);
- corrective action aimed at rebalancing the Group's risk positions.

The Risks Committee comprises the following members: the Chief Executive (Chair of the Committee), the Deputy General Managers, the Chief Risk Officer (chairs the Committee in the absence of the Chief Executive) and the Chief Financial Officer. The Head of the Group HQ Internal Audit Department also attends meeting of the Risk Committee.

The Group Market Risk unit in Milan ensures that the Group's market risk measurement models are in the main consistent and that the processes adopted by subsidiaries to manage and monitor risk are standardized.

This unit also measures market risks by monitoring the Parent's positions and the overall positions deriving from the Group's individual entities, thus monitoring total exposure. Each of the Group's companies is, however, directly responsible for monitoring risks assumed in accordance with the guidelines set out by the Parent company.

In short, the Parent company proposes limits and investment policies for the Group and its entities in harmony with the capital allocation process when the annual budget is drawn up.

Group HQ's Asset and Liability Management unit, in coordination with other regional liquidity centers, manages strategic and operational ALM, with the objective of ensuring a balanced asset position and the operating and financial sustainability of the Group's growth policies on the loans market, optimizing the Group's exchange rate, interest rate and liquidity risk.

2.1 Interest Rate Risk – Regulatory trading book

QUALITATIVE INFORMATION

A. General aspects

Regulatory trading book interest rate risk arises when financial positions are taken by specialist centres holding assigned market risk limits within certain levels of discretion.

In performing cash management duties, or in the integrated management of the Group's liquidity, this risk proves to be closely linked to market maker activities on money market products and related derivatives.

Active participation in auctions for government securities issued by the main European countries - as a primary dealer rather than as a market maker - is a source of interest rate risk, owing also to both directional positions in fixed income securities taken on the property portfolio and to relative value strategies employed by individual desks.

This risk is managed by recourse to derivatives traded on regulated markets or, in their absence, with innovative and complex products traded over-the-counter with individual counterparties.

B. Interest rate risk management processes and measurement methods

Within the organizational context described above, the policy implemented by the UniCredit Group within the scope of market risk management - and so, specifically, in managing interest rate risk - is aimed at the gradual adoption and use of common principles, rules and processes in terms of appetite for risk, ceiling calculations, model development, pricing and risk model scrutiny; principles, rules and processes which must show themselves to be in line with industry best practice and consistent with standards and uses in the various countries in which they are applied.

The main tool used by the UniCredit Group to measure market risk on trading positions is Value at Risk (VaR), calculated using the historical simulation method. During this phase of convergence, however, some companies belonging to the Group still use a Monte Carlo-type simulation approach.

The historical simulation method provides for the daily revaluation of positions on the basis of trends in market prices over an appropriate observation period. The empirical distribution of profits/losses deriving therefrom is analyzed to determine the effect of extreme market movements on the portfolios.

The distribution value at the percentile corresponding to the fixed confidence interval represents the VaR measurement.

The parameters used to calculate the VaR are as follows: 99% confidence interval; 1 day time horizon; daily update of time series, which can be extended to cover at least a year. Use of a 1-day time-horizon makes it possible to make an immediate comparison between profits/losses realized.

In its calculation and monitoring functions, UniCredit uses internal models used by UBM, HVB AG and BA-CA AG and approved by the respective national supervisory authorities.

The Value at Risk approach is used to make a managerial assessment of the level of risk involved in all the positions included in the trading book but, for the purposes of calculating capital requirements, internal models have different levels of absorption, depending on the Group structure: for HVB AG and BA-CA AG capital absorption for the entire portfolio is calculated in reference to the results of these models, whilst in the case of UBM, model cover for regulatory purposes does not include credit derivatives.

No recourse is made, on the other hand, to the internal model for calculating capital requirements regarding trading positions in relation to the Parent company and UCI Ireland.

There are, moreover, different ways of treating option-related risk within the group: in the case of HVB AG and BA-CA AG, value at risk is calculated by means of a full evaluation of individual positions taken in options; in UBM, in contrast, the valuation is made by using the delta and gamma value of said options.

Apart from use in calculating capital requirements on market risks, internal models are applied to all positions included in the trading book to perform back testing on the results that the latter produce compared to those actually realized.

This test consists of comparing the expected loss estimated with clean P&L data, or with theoretical profits or losses obtained by deducting trading receipts from the intraday trading-related component rather than from commissions or accruals.

As for internal scenario analysis policies and procedures (so called "stress testing"), these procedures have been entrusted to the individual legal entities.

Overall, however, a set of scenarios common to the Group as a whole, to be applied to all positions in order to check on a monthly basis the potential impact that their occurrence could have on the global trading portfolio.

In aggregating the various risk profiles of the different risk taking units of the Group, the diversification arising from positions taken by group companies which have adopted different internal models has been disregarded when calculating the overall risk.

QUANTITATIVE INFORMATION

Regulatory trading portfolio - internal models and other sensitivity analysis methodologies

Trading portfolio financial risks are monitored through one internal model: interest rate risk, price risk and exchange rate risk are therefore summarized in the following table showing *daily VaR* (Value at Risk) as at December 31st, 2006:

Trading assets daily VaR (including minority interests)

		2006 UNICREDIT OVERALL AMOUNTS			2005
	31.12.2006	AVERAGE	MAXIMUM	MINIMUM	AVERAGE
UniCredit HQ	1,164,186	3,060,856	5,430,181	1,164,186	4,840,981
UCI - Ireland	3,556,215	2,532,686	3,583,428	601,743	540,203
UBM	4,364,291	4,720,959	6,230,295	2,832,317	3,971,673
New Europe[1]	1,995,149	1,162,412	2,989,729	667,008	861,410
HVB AG	10,285,283	9,371,655	13,368,647	6,989,901	40,629,285
BA-CA Sub-Holding[2]	9,190,305	8,513,523	11,466,889	6,758,787	9,639,928
HVB subsidiaries America&Asia	1,702,387	2,289,885	5,948,938	1,256,764	3,838,947
HVB Other subsidiaries[3]	4,453,925	4,983,149	8,683,154	2,406,695	4,369,147
diversification	*18%*	*16%*			*4%*
Total Trading UCI	**31,184,956**	**31,706,506**	**39,767,588**	**23,627,700**	**66,053,134**

1. Banks belonging to the scope of former Unicredito Italiano New Europe division
2. BA-CA AG and banks belonging to the scope of former CentralEastern Europe division of BA-CA.
3. The most significant subsidiaries are: HVB Luxembourg, IMB, Westfalenbank Bochum.

Part E) Information on risks and related risk management policies

The internal models are used for regulatory prudential purposes by UBM and by the subgroups HVB and BA-CA.

The following charts show the market risks compared with the theoretical daily profit and loss curve (P&L curve).

UBM and companies of UCI group before HVB acquisition
Market risks VaR vs theoretical daily P&L


10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
-2,000,000
-4,000,000
-6,000,000
-8,000,000
-10,000,000
2 Jan 06
10 Jan 06
18 Jan 06
26 Jan 06
3 Feb 06
13 Feb 06
21 Feb 06
1 Mar 06
9 Mar 06
17 Mar 06
27 Mar 06
4 Apr 06
12 Apr 06
20 Apr 06
28 Apr 06
8 May 06
16 May 06
24 May 06
1 Jun 06
9 Jun 06
19 Jun 06
27 Jun 06
5 Jun 06
13 Jun 06
21 Jul 06
31 Jul 06
8 Aug 06
16 Aug 06
24 Aug 06
1 Sep 06
19 Sep 06
27 Sep 06
5 Oct 06
13 Oct 06
23 Oct 06
31 Oct 06
8 Nov 06
16 Nov 06
24 Nov 06
4 Dec 06
12 Dec 06
20 Dec 06
28 Dec 06
P&L U.B.M.
(VaR U.B.M.)
VaR U.B.M.
VaR Limit
(VaR Limit)

HVB group, BA-CA subgroup included
Market risks VaR vs theoretical daily P&L


40,000,000
30,000,000
20,000,000
10,000,000
0
-10,000,000
-20,000,000
-30,000,000
-40,000,000
2 Jan 06
12 Jan 06
22 Jan 06
1 Feb 06
11 Feb 06
21 Feb 06
3 Mar 06
13 Mar 06
23 Mar 06
2 Apr 06
12 Apr 06
22 Apr 06
2 May 06
12 May 06
22 May 06
22 May 06
1 Jun 06
11 Jun 06
21 Jun 06
1 Jul 06
11 Jul 06
21 Jul 06
10 Aug 06
20 Aug 06
30 Aug 06
9 Sep 06
19 Sep 06
29 Sep 06
9 Oct 06
19 Oct 06
29 Oct 06
8 Nov 06
18 Nov 06
28 Nov 06
8 Dec 06
18 Dec 06
28 Dec 06
P&L HVB Group
(VaR HVB)
VaR HVB

2.2 - Interest rate risk - Banking book

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring interest rate risk

Interest rate risk consists of changes in interest rates that are reflected in:

- Interest income sources, and thus, the bank's earnings (*cash flow risk*);
- The net present value of assets and liabilities, due to their impact on the present value of future cash flows (*fair value risk*).

For the UniCredit Group this risk has an impact on all positions resulting from business operations and strategic investment decisions (banking book).

The main sources of interest rate risk can be classified as follows:

- repricing risk - the risk resulting from timing mismatches in maturities and the repricing of the bank's assets and liabilities; the main features of this risk are:
  - yield curve risk - risk resulting from exposure of the bank's positions to changes in the slope and shape of the yield curve
  - basis risk - risk resulting from the imperfect correlation in lending and borrowing interest rate changes for different instruments that may also show similar repricing characteristics;
- optionality risk – risk resulting from implicit or explicit options in the Group's banking book positions.

Some limits have been set out, in the above described organization, to reflect a risk propensity consistent with strategic guidelines issued by the Board of Directors.

These limits are defined in terms of VaR, Sensitivity or Gap Repricing for each Group bank or company, depending on the level of sophistication of its operations. Each of the Group's banks or companies assumes responsibility for managing exposure to interest rate risk within its specified limits. Both micro- and macrohedging transactions are carried out for this purpose.

At the consolidated level, Group HQ's Asset Liability Management Unit takes the following measures:

- It performs sensitivity analysis in order to measure any changes in the value of shareholders' equity based on parallel shocks to rate levels for all time buckets along the curve.
- Using static gap analysis (i.e., assuming that positions remain constant during the period), it performs an impact simulation on interest income for the current period by taking into account different elasticity assumptions for demand items.
- It analyses interest income using dynamic simulations of shocks to market interest rates.
- It develops methods and models for better reporting of the interest rate risk of items with no contractual maturity date (i.e., demand items).

In coordination with the ALM and Treasury Areas, the Market Risk Management Area sets interest rate risk limits using VaR methodologies and verifies compliance with these limits on a daily basis.

B. Fair value hedging

Hedging strategies aimed at complying with interest rate risk limits for banking portfolio, are carried out with derivative contracts, listed or not listed - the last ones, commonly interest rate swaps, are the most used kind of contracts.

Micro-hedging strategies are used for issued securities, or, on the assets side, for large loans; macro-hedging strategies are used in all the other cases. These strategies are generally designed to hedge the general interest rate risk, while hedging the specific risk is still rare.

C. Cash flow hedging

Sometimes cash flow hedges are used as an alternative to fair value hedges to stabilize current and future income statement results. Macro-hedging strategies are generally used and are in most cases designed for interest rate risk of the core portion of financial assets "on demand".

QUANTITATIVE INFORMATION

1. Bank portfolio: distribution by residual life (repricing date) of assets and liabilities

	AMOUNTS AS AT 31.12.2006							
TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
1. Balance-sheet assets	**100,561,254**	**145,059,507**	**29,001,094**	**24,333,801**	**108,965,468**	**55,694,767**	**51,196,869**	**30,694,611**
1.1 Debt securities	315,096	6,903,636	3,993,274	2,904,135	13,372,152	8,741,057	5,686,343	760,383
- With prepayment option	*52*	*211,563*	*217,549*	*25,829*	*274,419*	*93,189*	*84*	*-*
- Other	*315,044*	*6,692,073*	*3,775,725*	*2,878,306*	*13,097,733*	*8,647,868*	*5,686,259*	*760,383*
1.2 Loans to banks	23,692,324	38,476,709	3,270,400	2,153,210	5,804,840	2,646,602	365,464	8,854,473
1.3 Loans to customers	76,553,834	99,679,162	21,737,420	19,276,456	89,788,476	44,307,108	45,145,062	21,079,755
- Current accounts	*39,233,828*	*5,641,232*	*225,507*	*626,608*	*1,751,060*	*793,809*	*3,473,003*	*19,076*
- Other loans	*37,320,006*	*94,037,930*	*21,511,913*	*18,649,848*	*88,037,416*	*43,513,299*	*41,672,059*	*21,060,679*
- With prepayment option	*25,545,224*	*32,658,544*	*4,109,455*	*827,353*	*4,624,258*	*2,733,718*	*3,469,296*	*836,891*
- Other	*11,774,782*	*61,379,386*	*17,402,458*	*17,822,495*	*83,413,158*	*40,779,581*	*38,202,763*	*20,223,788*
2. Balance-sheet liabilities	**166,071,022**	**230,957,592**	**38,478,848**	**31,990,105**	**80,836,301**	**43,732,979**	**20,277,884**	**4,191,870**
2.1 Due to customers	141,417,106	81,177,161	11,258,745	5,082,576	9,691,674	4,258,246	4,125,577	1,246,265
- Current accounts	*129,521,182*	*6,562,183*	*199,240*	*26,881*	*9,301*	*2,530*	*472*	*-*
- Other loans	*11,895,924*	*74,614,978*	*11,059,505*	*5,055,695*	*9,682,373*	*4,255,716*	*4,125,105*	*1,246,265*
- With prepayment option	*1,058,639*	*2,321,781*	*9,532*	*22,945*	*158,048*	*462,942*	*667,374*	*-*
- Other	*10,837,285*	*72,293,197*	*11,049,973*	*5,032,750*	*9,524,325*	*3,792,774*	*3,457,731*	*1,246,265*
2.2 Due to banks	18,547,186	78,670,102	8,474,220	6,239,047	11,484,212	7,868,733	5,586,740	1,924,847
- Current accounts	*14,772,504*	*384,678*	*294,504*	*-*	*412,328*	*172,110*	*-*	*-*
- Other loans	*3,774,682*	*78,285,424*	*8,179,716*	*6,239,047*	*11,071,884*	*7,696,623*	*5,586,740*	*1,924,847*
2.3 Securities in issue	618,831	70,081,735	18,241,777	19,521,761	56,636,775	30,225,780	10,565,567	215,560
- With prepayment option	*151,951*	*2,150,358*	*821,916*	*672,762*	*988,681*	*968,620*	*2,827,780*	*-*
- Other	*466,880*	*67,931,377*	*17,419,861*	*18,848,999*	*55,648,094*	*29,257,160*	*7,737,787*	*215,560*
2.4 Other liabilities	5,487,899	1,028,594	504,106	1,146,721	3,023,640	1,380,220	-	805,198
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*5,487,899*	*1,028,594*	*504,106*	*1,146,721*	*3,023,640*	*1,380,220*	*-*	*805,198*

1. Bank portfolio: distribution by res dual life (repricing date) of assets and liabilities continued

TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	105,368	41,140	49,520	153,136	93,322	38,833	-
+ Short positions	-	100,429	39,275	47,412	145,988	88,963	37,013	-
- Other								
+ Long positions	-	2,846,369	1,072,736	1,211,984	4,113,151	2,506,074	1,046,263	-
+ positions	-	292,389	108,476	122,000	416,918	251,962	104,995	-
3.2 Without underlying security								
- Options								
+ Long positions	-	257,878	96,568	109,193	373,898	225,742	125,712	-
+ Short positions	-	245,888	92,041	104,077	356,546	215,160	121,293	-
- Other								
+ Long positions	168,914	47,262,577	14,294,407	12,377,944	22,804,109	8,161,990	2,893,170	6,364
+ Short positions	529,650	41,325,616	11,636,144	8,798,273	13,674,231	3,572,501	2,000,237	6,364

1.1 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: euro

TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
1. Balance-sheet assets	**88,636,264**	**112,787,008**	**20,621,785**	**18,387,781**	**85,562,244**	**44,606,478**	**37,542,464**	**25,559,181**
1.1 Debt securities	311,298	4,533,295	2,371,378	2,152,251	8,454,740	6,346,453	4,443,368	526,006
- With prepayment option	*35*	*139,092*	*106,840*	*20,827*	*243,598*	*50,231*	*29*	-
- Other	*311,263*	*4,394,203*	*2,264,538*	*2,131,424*	*8,211,142*	*6,296,222*	*4,443,339*	*526,006*
1.2 Loans to banks	18,115,686	27,668,455	2,013,609	1,438,072	4,268,301	1,972,923	282,833	7,499,745
1.3 Loans to customers	70,209,280	80,585,259	16,236,798	14,797,457	72,839,203	36,287,102	32,816,263	17,533,430
- Current accounts	*35,587,738*	*4,499,599*	*175,552*	*406,105*	*1,365,660*	*687,929*	*2,916,754*	*13,974*
- Other loans	*34,621,542*	*76,085,659*	*16,061,246*	*14,391,352*	*71,473,543*	*35,599,173*	*29,899,509*	*17,519,457*
- With prepayment option	*25,532,840*	*32,557,680*	*4,050,309*	*755,055*	*4,399,343*	*2,728,859*	*3,430,211*	*836,891*
- Other	*9,088,702*	*43,527,979*	*12,010,937*	*13,636,297*	*67,074,200*	*32,870,314*	*26,469,298*	*16,682,566*
2. Balance-sheet liabilities	**134,621,898**	**153,202,856**	**22,626,068**	**20,410,715**	**62,357,333**	**35,930,548**	**14,564,448**	**2,848,578**
2.1 Due to customers	116,574,565	55,080,373	8,590,710	3,778,349	7,865,629	3,618,826	3,408,476	884,869
- Current accounts	*111,074,837*	*534,076*	*6,399*	*25,088*	*2,506*	*2,530*	*472*	-
- Other loans	*5,499,728*	*54,546,297*	*8,584,311*	*3,753,261*	*7,863,122*	*3,616,296*	*3,408,004*	*884,869*
- With prepayment option	*1,058,639*	*2,289,537*	*6,713*	*18,278*	*155,685*	*462,942*	*667,374*	-
- Other	*4,441,089*	*52,256,761*	*8,577,599*	*3,734,984*	*7,707,437*	*3,153,354*	*2,740,630*	*884,869*
2.2 Due to banks	12,806,824	56,372,377	4,831,121	4,449,344	8,748,558	6,012,601	4,754,229	1,309,113
- Current accounts	*10,520,899*	*36,822*	*239*	-	-	-	-	-
- Other loans	*2,285,925*	*56,335,555*	*4,830,882*	*4,449,344*	*8,748,558*	*6,012,601*	*4,754,229*	*1,309,113*
2.3 Securities in issue	372,455	40,982,646	8,974,273	11,036,301	42,719,507	24,976,988	6,401,743	146,616
- With prepayment option	*127,654*	*1,123,638*	*543,148*	*468,023*	*830,782*	*813,738*	*1,197,514*	-
- Other	*244,800*	*39,859,008*	*8,431,126*	*10,568,279*	*41,888,724*	*24,163,250*	*5,204,229*	*146,616*
2.4 Other liabilities	4,868,054	767,460	229,963	1,146,721	3,023,640	1,322,133	-	507,980
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*4,868,054*	*'57,460*	*229,963*	*1,146,721*	*3,023,640*	*1,322,133*	-	*507,980*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	76,222	30,508	35,625	113,705	67,494	28,091	-
+ Short positions	-	72,649	28,192	34,506	105,022	64,341	26,775	-
- Other								
+ Long positions	-	2,053,684	775,950	876,721	2,975,216	1,812,828	756,858	-
+ Short positions	-	206,158	78,413	88,236	301,393	181,910	75,953	-
3.2 Without underlying security								
- Options								
+ Long positions	-	186,456	69,857	78,992	270,352	163,300	89,905	-
+ Short positions	-	178,350	66,582	75,292	258,753	155,645	93,533	-
- Other								
+ Long positions	168,914	11,772,736	3,260,049	3,027,338	11,741,048	5,055,183	2,120,954	4,328
+ Short positions	483,651	34,548,381	9,881,327	5,833,711	12,256,322	3,090,828	1,394,526	4,328

1.2 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: dollar

TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
1. Balance-sheet assets	**4,836,657**	**9,868,950**	**2,443,066**	**2,278,147**	**10,201,508**	**4,904,437**	**3,565,058**	**2,332,128**
1.1 Debt securities	3,764	1,111,746	627,879	189,003	1,034,476	999,168	674,152	77,152
- With prepayment option	*5*	*46,866*	*87,912*	*1,685*	*10,078*	*5,249*	*47*	-
- Other	*3,759*	*1,064,880*	*539,966*	*187,318*	*1,024,398*	*993,919*	*674,106*	*77,152*
1.2 Loans to banks	2,583,002	4,658,805	318,707	335,826	571,263	266,846	23,029	440,781
1.3 Loans to customers	2,249,891	4,098,399	1,496,480	1,753,318	8,595,769	3,638,422	2,867,876	1,814,194
- Current accounts	*1,950,048*	*357,628*	*23,847*	*104,636*	*195,906*	*30,090*	*188,172*	*2,011*
- Other loans	*299,843*	*3,740,771*	*1,472,633*	*1,648,683*	*8,399,863*	*3,608,332*	*2,679,704*	*1,812,184*
- With prepayment option	*1,898*	*48,452*	*18,330*	*6,301*	*8,107*	*243*	*12,788*	-
- Other	*297,945*	*3,692,319*	*1,454,303*	*1,642,382*	*8,391,756*	*3,608,089*	*2,666,917*	*1,812,184*
2. Balance-sheet liabilities	**11,770,865**	**43,814,807**	**10,290,260**	**7,692,599**	**10,497,275**	**3,463,985**	**3,476,568**	**414,529**
2.1 Due to customers	7,637,913	7,652,268	729,068	369,683	760,033	411,139	504,183	118,686
- Current accounts	*7,516,365*	*101,559*	*3,113*	*1,139*	*55*	-	-	-
- Other loans	*121,548*	*7,550,709*	*725,955*	*368,544*	*759,978*	*411,139*	*504,183*	*118,686*
- With prepayment option	-	*9,419*	*926*	*1,533*	*776*	-	-	-
- Other	*121,548*	*7,541,290*	*725,029*	*367,011*	*759,202*	*411,139*	*504,183*	*118,686*
2.2 Due to banks	3,526,954	14,492,191	1,746,940	980,472	775,861	565,605	384,300	196,974
- Current accounts	*2,930,109*	*53,643*	-	-	-	-	-	-
- Other loans	*596,845*	*14,438,548*	*1,746,940*	*980,472*	*775,861*	*565,605*	*384,300*	*196,974*
2.3 Securities in issue	186,824	21,439,647	7,548,904	6,342,443	8,961,380	2,468,158	2,588,085	21,998
- With prepayment option	*8,373*	*515,452*	*144,201*	*67,481*	*54,416*	*53,371*	*1,014,426*	-
- Other	*178,451*	*20,924,195*	*7,404,704*	*6,274,962*	*8,906,963*	*2,414,787*	*1,573,659*	*21,998*
2.4 Other liabilities	419,174	230,700	265,347	-	-	19,084	-	76,871
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*419,174*	*230,700*	*265,347*	-	-	*19,084*	-	*76,871*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	15,129	5,230	6,935	19,720	13,387	5,576	-
+ Short positions	-	14,420	5,446	6,429	20,450	12,761	5,314	-
- Other								
+ Long positions	-	407,620	153,978	174,003	590,394	359,791	150,224	-
+ Short positions	-	40,915	15,528	17,501	59,683	36,510	15,075	-
3.2 Without underlying security								
- Options								
+ Long positions	-	36,945	13,865	15,674	53,512	32,412	16,612	-
+ Short positions	-	34,930	13,215	14,939	50,526	30,893	12,701	-
- Other								
+ Long positions	-	27,940,892	8,783,527	5,448,803	6,603,686	919,910	366,984	656
+ Short positions	26,260	2,743,653	1,305,503	1,601,661	575,324	106,471	48,153	656

1.3 Bank portfolio: distribution by residual life (repricing date) of assets and liabilities: other currencies

TYPE/RESIDUAL LIFE	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
1. Balance-sheet assets	**7,088,333**	**22,403,549**	**5,936,243**	**3,667,873**	**13,201,717**	**6,183,852**	**10,089,347**	**2,803,302**
1.1 Debt securities	34	1,258,595	994,018	562,881	3,882,936	1,395,436	568,823	157,225
- With prepayment option	*11*	*25,605*	*22,797*	*3,317*	*20,743*	*37,708*	*9*	-
- Other	*23*	*1,232,990*	*971,221*	*559,564*	*3,862,193*	*1,357,727*	*568,814*	*157,225*
1.2 Loans to banks	2,993,636	6,149,449	938,084	379,312	965,277	406,833	59,602	913,947
1.3 Loans to customers	4,094,663	14,995,504	4,004,142	2,725,680	8,353,504	4,381,584	9,460,923	1,732,130
- Current accounts	*1,696,042*	*784,004*	*26,108*	*115,867*	*189,494*	*75,790*	*368,077*	*3,092*
- Other loans	*2,398,621*	*14,211,500*	*3,978,034*	*2,609,813*	*8,164,010*	*4,305,794*	*9,092,846*	*1,729,038*
- With prepayment option	*10,486*	*52,412*	*40,817*	*65,997*	*216,808*	*4,616*	*26,297*	-
- Other	*2,388,135*	*14,159,088*	*3,937,217*	*2,543,816*	*7,947,202*	*4,301,178*	*9,066,549*	*1,729,038*
2. Balance-sheet liabilities	**19,678,259**	**33,939,929**	**5,562,520**	**3,886,791**	**7,981,693**	**4,338,446**	**2,236,868**	**928,763**
2.1 Due to customers	17,204,628	18,444,520	1,938,967	934,544	1,066,012	228,281	212,918	242,710
- Current accounts	*10,929,980*	*5,926,548*	*189,728*	*654*	*6,740*	-	-	-
- Other loans	*6,274,648*	*12,517,972*	*1,749,239*	*933,890*	*1,059,273*	*228,281*	*212,918*	*242,710*
- With prepayment option	-	*22,825*	*1,893*	*3,134*	*1,587*	-	-	-
- Other	*6,274,648*	*12,495,146*	*1,747,346*	*930,756*	*1,057,686*	*228,281*	*212,918*	*242,710*
2.2 Due to banks	2,213,408	7,805,533	1,896,159	809,231	1,959,793	1,290,527	448,211	418,760
- Current accounts	*1,321,496*	*294,213*	*294,265*	-	*412,328*	*172,110*	-	-
- Other loans	*891,912*	*7,511,321*	*1,601,894*	*809,231*	*1,547,465*	*1,118,417*	*448,211*	*418,760*
2.3 Securities in issue	59,553	7,659,442	1,718,599	2,143,016	4,955,888	2,780,634	1,575,740	46,947
- With prepayment option	*15,924*	*511,269*	*134,568*	*137,258*	*103,482*	*101,511*	*615,841*	-
- Other	*43,629*	*7,148,174*	*1,584,032*	*2,005,758*	*4,852,406*	*2,679,123*	*959,899*	*46,947*
2.4 Other liabilities	200,670	30,433	8,795	-	-	39,003	-	220,346
- With prepayment option	-	-	-	-	-	-	-	-
- Other	*200,670*	*30,433*	*8,795*	-	-	*39,003*	-	*220,346*
3. Financial derivatives								
3.1 With underlying security								
- Options								
+ Long positions	-	14,017	5,401	6,960	19,711	12,441	5,166	-
+ Short positions	-	13,360	5,637	6,476	20,516	11,861	4,924	-
- Other								
+ Long positions	-	385,064	142,808	161,261	547,540	333,455	139,181	-
+ Short positions	-	45,315	14,535	16,264	55,841	33,542	13,967	-
3.2 Without underlying security								
- Options								
+ Long positions	-	34,477	12,846	14,526	50,034	30,030	19,195	-
+ Short positions	-	32,609	12,244	13,845	47,266	28,622	15,059	-
- Other								
+ Long positions	-	7,548,949	2,250,832	3,901,804	4,459,375	2,186,897	405,231	1,380
+ Short positions	19,739	4,033,583	449,314	1,362,901	842,585	375,202	57,559	1,380

2. Bank portfolio: internal models and other sensitivity analysis methodologies

Please refer to paragraph "1.2.1 Interest Rate Risk - Regulatory trading book" - Quantitative information" for the aggregate internal model, used to measure the different risks.

2.3 Price Risk - Regulatory trading book

QUALITATIVE INFORMATION

A. General aspects
In line with what has already been described in the previous section 2.1, price risk relating to equities, commodities, UCITS and related derivative products included in the trading book, originates from positions taken by specialist centres holding assigned market risk limits within certain levels of discretion.

Price risk - primarily concentrated in the equity component - deriving from own trading of these instruments is managed using both directional and relative value strategies via direct sale and purchase of securities, regulated derivatives and OTCs and recourse to security lending. Volatility trading strategies are implemented using options and complex derivatives.

B. Price risk management processes and measurement methods
For both a description of internal processes for monitoring and managing risk and an illustration of the methodologies used to analyse exposure, please refer to section 2.1 on internal models.

QUANTITATIVE INFORMATION

Regulatory trading portfolio – internal models and other sensitivity analysis methodologies
Please refer to paragraph "1.2.1 Interest Rate Risk – Regulatory trading book" – Quantitative information" for the aggregate internal model, used to measure the different risks.

2.4 Price Risk - Banking book

QUALITATIVE INFORMATION

General aspects, price risk management processes and measurement methods
Banking book price risk primarily originates in equity interests held by the Parent company and its subsidiaries as a stable investment, as well as units in mutual investment funds not included in the trading book in so far as they are also held as a stable investment.
Just in respect of these last instruments, internal price risk management and measurement processes reproduce what has already been said with regard to the regulatory trading book.

1. Banking portfolio exposures in equity instruments and funds

ITEMS	CARRYING AMOUNT	
	LISTED	UNLISTED
A. Equity instruments	**5,989,712**	**7,315,858**
A.1 Shares	5,122,483	4,550,085
A.2 A.2 Innovative capital instruments	-	36,376
A.3 Other equity instruments	867,229	2,729,397
B. Investment funds	**406,243**	**2,519,510**
B.1 Under Italian law	11,428	86,288
- harmonized open-ended	11,428	6,379
- non harmonized open-ended	-	-
- closed - ended	-	77,070
- reserved	-	2,839
- speculative	-	-
B.2 Other EU Countries	350,038	2,270,446
- harmonized	349,209	1,060,708
- non harmonized open-ended	829	134,688
- non harmonized closed - ended	-	1,075,050
B.3 Non-EU Countries	44,777	162,776
- open - ended	33,312	22,046
- closed - ended	11,465	140,730
Total	**6,395,955**	**9,835,368**

Regulatory banking portfolio – internal models and other sensitivity analysis methodologies

Please refer to paragraph "1.2.1 Interest Rate Risk - Regulatory trading book" - Quantitative information" for the aggregate internal model, used to measure the different risks.

2.5 Exchange Rate Risk

QUALITATIVE INFORMATION

A. General aspects, exchange rate risk management processes and measurement methods

As has already been said in the previous section 2.1, exchange rate risk also originates from positions taken by specialist centres holding assigned market risk limits within certain levels of discretion.

Exchange risk originates from currency trading activities performed with all the major instruments that the market has to offer, and is constantly monitored and quantified by using internal models developed by group companies. These models are, in addition, used to calculate capital requirements on market risks corresponding to this type of risk.

B. Hedging exchange rate risk

The Parent company implements a policy of hedging profits created by the Group's Polish subsidiaries (which constitute the main subsidiaries not belonging to the euro zone), as well as dividends relating to the previous year, said policy being activated during the period between year-end and the payment date. This hedging policy is implemented using foreign exchange derivative products aimed at protecting against fluctuations in the Euro/Zloty exchange rate.

QUANTITATIVE INFORMATION

1.Distribution by currency of assets and liabilities and derivatives

	AMOUNTS AS AT 31.12.2006					
	CURRENCIES					
ITEMS	US DOLLAR	ZLOTY	YEN	TURKISH LIRA	SWISS FRANC	OTHER CURRENCIES
A. Financial assets	**77,028,162**	**23,844,587**	**5,652,813**	**6,508,261**	**23,926,432**	**45,432,590**
A.1 Debt securities	14,281,285	7,112,170	483,141	1,630,055	1,285,734	8,479,269
A.2 Equity securities	659,234	90,591	70,907	14,221	7,491	647,969
A.3 Loans to banks	23,784,850	2,770,786	708,737	1,121,608	3,115,694	8,031,791
A.4 Loans to customers	36,984,009	12,771,254	4,329,018	3,734,786	19,440,611	26,997,788
A.5 Other financial assets	1,318,784	1,099,786	61,010	7,591	76,902	1,275,773
B. Other assets	**1,224,569**	**654,794**	**62,382**	**161,157**	**14,914**	**1,235,576**
C. Financial liabilities	**123,052,658**	**22,614,964**	**4,874,345**	**9,006,703**	**5,989,266**	**53,430,767**
C.1 Deposits from banks	48,003,425	1,800,126	2,111,603	1,323,631	2,641,739	16,622,162
C.2 Deposits from customers	28,586,648	19,546,397	1,712,150	7,162,474	1,398,987	19,857,059
C.3 Debt securities in issue	45,850,092	851,078	794,650	14,369	1,848,150	15,002,485
C.4 Other financial liabilities	612,493	417,363	255,942	506,229	100,390	1,949,061
D. Financial derivatives	**(48,225,291)**	**(4,497,804)**	**(417,787)**	**87,634**	**15,632,173**	**(14,989,119)**
- Options	(1,224,667)	(13,958)	(561,333)	23,921	(314,599)	(1,356,831)
- Long positions	29,191,821	2,006,270	11,939,186	61,843	6,627,359	29,325,130
- Short positions	27,967,154	1,992,312	11,377,853	85,764	6,312,760	27,968,299
- Other	(47,000,624)	(4,483,846)	143,546	63,713	15,946,772	(13,632,288)
- Long positions	79,357,913	41,670,942	8,635,410	192,326	8,242,422	37,367,799
- Short positions	32,357,289	37,187,096	8,778,956	256,039	24,189,194	23,735,511
Total assets	**186,802,465**	**68,176,593**	**26,289,791**	**6,923,587**	**38,811,127**	**113,361,095**
Total liabilities	**183,377,101**	**61,794,372**	**25,031,154**	**9,348,506**	**36,491,220**	**105,134,577**
Balance (+/-)	**3,425,364**	**6,382,221**	**1,258,637**	**(2,424,919)**	**2,319,907**	**8,226,518**

2.6 Derivative instruments

A. FINANCIAL DERIVATIVES

A.1 Regulatory trading portfolio: end of period notional amounts

	31.12.2006					
	BONDS AND INTEREST RATES		EQUITY SECURITIES		EXCHANGE RATES AND GOLD	
TRANSACTION TYPES/UNDERLYING ASSETS	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreement	-	181,960,602	-	-	-	-
2. Interest rate swaps	-	2,182,464,585	-	-	-	-
3. Domestic currency swaps	-	8,647,640	-	-	-	92,504,432
4. Currency interest rate swaps	-	3,409,231	-	-	-	14,128,368
5. Basis swaps	-	133,248,281	-	-	-	1,888,858
6. Stock index swaps	18,507	-	175,135	68,676	-	-
7. Commodity index swaps	-	-	-	-	-	-
8. Futures	111,575,972	14,882,951	10,591,858	-	-	-
9. Cap options	-	259,943,391	-	72,004	-	3,680
- Purchased	-	146,449,950	-	36,002	-	1,840
- Sold	-	113,493,441	-	36,002	-	1,840
10. Floor options	-	195,425,875	-	-	-	-
- Purchased	-	112,906,003	-	-	-	-
- Sold	-	82,519,872	-	-	-	-
11. Other options	90,218,842	125,020,912	82,435,009	177,725,680	152,929	129,734,927
- Purchased	44,782,182	62,064,207	39,194,407	63,849,856	76,406	67,931,928
- Plain vanilla	44,782,182	37,540,904	39,194,407	63,781,585	76,406	33,314,983
- Exotic	-	24,523,303	-	68,271	-	34,616,945
- Sold	45,436,660	62,956,705	43,240,602	113,875,824	76,523	61,802,999
- Plain vanilla	45,436,660	43,292,257	43,240,602	113,749,511	76,523	32,769,753
- Exotic	-	19,664,448	-	126,313	-	29,033,246
12. Forwards	-	737,763	247	4,066	1,976	242,406,352
- Purchases	-	40,670	-	1,851	988	161,982,528
- Sold	-	697,093	-	2,215	988	12,258,192
- Currencies/Currencies	-	-	247	-	-	68,165,632
13. Other derivative contracts	-	-	-	18,926,303	-	2,319,225
TOTAL	**201,813,321**	**3,105,741,231**	**93,202,249**	**196,796,729**	**154,905**	**482,985,842**

31.12.2006				31.12.2005	
OTHER UNDERLYING		TOTAL		TOTAL	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	-	-	181,960,602	-	344,746,183
-	-	-	2,182,464,585	-	2,408,933,677
-	-	-	101,152,072	-	1,759,620
-	-	-	17,537,599	-	92,891,568
-	-	-	135,137,139	-	155,746,475
-	-	193,642	68,676	-	-
168	816	168	816	-	130,000
13,450	-	122,181,280	14,882,951	107,483,502	599,213
-	-	-	260,019,075	-	203,417,251
-	-	-	146,487,792	-	106,557,320
-	-	-	113,531,283	-	96,859,931
-	-	-	195,425,875	-	151,001,727
-	-	-	112,906,003	-	76,602,927
-	-	-	82,519,872	-	74,398,800
-	1,988,498	172,806,780	434,470,017	144,629,140	429,366,598
-	1,053,178	84,052,995	194,899,169	74,874,090	192,732,670
-	1,053,178	84,052,995	135,690,650	74,874,090	158,494,939
-	-	-	59,208,519	-	34,237,731
-	935,320	88,753,785	239,570,848	69,755,050	236,633,928
-	935,320	88,753,785	190,746,841	69,755,050	209,615,830
-	-	-	48,824,007	-	27,018,098
-	6,739	2,223	243,154,920	10,367	215,772,632
-	-	988	162,025,049	5,175	17,531,877
-	6,739	988	12,964,239	5,192	15,480,705
-	-	247	68,165,632	-	182,760,050
-	1,552,417	-	22,797,945	13,164	2,290,000
13,618	**3,548,470**	**295,184,093**	**3,789,072,272**	**252,136,173**	**4,006,654,944**

A.2.1 Banking book: end of period notional amounts

TRANSACTION TYPES/UNDERLYINGS	31.12.2006					
	BONDS AND INTEREST RATES		EQUITY SECURITIES		EXCHANGE RATES AND GOLD	
	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES
1. Forward rate agreements	-	2,455,690	-	-	-	-
2. Interest rate swaps	-	158,895,981	-	-	-	-
3. Domestic currency swaps	-	3,069,240	-	-	-	250,091
4. Currency interest rate swaps	-	2,386,512	-	-	-	586,888
5. Basis swaps	-	5,988,768	-	-	-	48,158
6. Stock index swaps	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-
8. Futures	5,202,000	-	-	-	-	-
9. Cap options	-	2,860,365	-	-	-	-
- Purchased	-	314,266	-	-	-	-
- Sold	-	2,546,099	-	-	-	-
10. Floor options	-	457,178	-	-	-	-
- Purchased	-	398,807	-	-	-	-
- Sold	-	58,371	-	-	-	-
11. Other options	420,000	1,563,499	-	1,228,946	-	1,004
- Purchased	316,000	-	-	756,446	-	1,004
- Plain vanilla	316,000	-	-	756,446	-	1,004
- Exotic	-	-	-	-	-	-
- Sold	104,000	1,563,499	-	472,500	-	-
- Plain vanilla	104,000	1,563,499	-	464,000	-	-
- Exotic	-	-	-	8,500	-	-
12. Forwards	-	122,000	-	-	-	43,815,409
- Purchased	-	122,000	-	-	-	34,123,030
- Sold	-	-	-	-	-	455,454
- Currencies/Currencies	-	-	-	-	-	9,236,925
13. Other derivative contracts	-	176,000	-	732,000	-	-
TOTAL	**5,622,000**	**177,975,233**	**-**	**1,960,946**	**-**	**44,701,550**

31.12.2006				31.12.2005	
OTHER UNDERLYING		TOTAL		TOTAL	
LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES
-	-	-	2,455,690	-	5,307,000
-	-	-	158,895,981	-	153,455,314
-	-	-	3,319,331	-	-
-	-	-	2,973,400	-	6,075,496
-	-	-	6,036,926	-	1,139,354
-	-	-	-	-	-
-	-	-	-	-	-
-	-	5,202,000	-	7,465,000	-
-	-	-	2,860,365	-	1,138,000
-	-	-	314,266	-	431,000
-	-	-	2,546,099	-	707,000
-	-	-	457,178	-	-
-	-	-	398,807	-	-
-	-	-	58,371	-	-
-	-	420,000	2,793,449	195,000	6,492,099
-	-	316,000	757,450	195,000	2,534,587
-	-	316,000	757,450	195,000	2,534,587
-	-	-	-	-	-
-	-	104,000	2,035,999	-	3,957,512
-	-	104,000	2,027,499	-	3,957,512
-	-	-	8,500	-	-
-	-	-	43,937,409	823	8,337,562
-	-	-	34,245,030	254	1,410,337
-	-	-	455,454	569	1,434,225
-	-	-	9,236,925	-	5,493,000
-	-	-	908,000	-	9,998
-	**-**	**5,622,000**	**224,637,729**	**7,660,823**	**181,954,823**

A 2.2 Banking book: end of period notional amounts

	31.12.2006					
	BONDS AND INTEREST RATES		EQUITY SECURITIES		EXCHANGE RATES AND GOLD	
TRANSACTION TYPES/UNDERLYING ASSETS	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES
1. Forward rate agreements	-	-	-	-	-	-
2. Interest rate swaps	-	379,651	-	-	-	-
3. Domestic currency swaps	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	2,657,556
5. Basis swaps	-	-	-	-	-	-
6. Stock index swaps	-	-	-	-	-	-
7. Commodity index swaps	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-
9. Cap options	-	110,921	-	-	-	-
- Purchased	-	149	-	-	-	-
- Sold	-	110,772	-	-	-	-
10. Floor options	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-
- Sold	-	-	-	-	-	-
11. Other options	-	-	-	2,235,820	-	18,579
- Purchased	-	-	-	17,485	-	18,579
- Plain vanilla	-	-	-	17,485	-	18,579
- Exotic	-	-	-	-	-	-
- Sold	-	-	-	2,218,335	-	-
- Plain vanilla	-	-	-	2,142,710	-	-
- Exotic	-	-	-	75,625	-	-
12. Forwards	-	6,556	-	-	-	-
- Purchases	-	6,556	-	-	-	-
- Sold	-	-	-	-	-	-
- Currencies/Currencies	-	-	-	-	-	-
13. Other derivative contracts	-	-	-	-	-	-
TOTAL	**-**	**497,128**	**-**	**2,235,820**	**-**	**2,676,135**

31.12.2006				31.12.2005	
OTHER UNDERLYING		TOTAL		TOTAL	
LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES	LISTED PRICES	NON-LISTED PRICES
-	-	-	-	-	-
-	-	-	379,651	-	889,537
-	-	-	-	-	41,373
-	-	-	2,657,556	-	-
-	-	-	-	-	104,816
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	110,921	-	-
-	-	-	149	-	-
-	-	-	110,772	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	108,904	-	2,363,303	-	2,183,310
-	888	-	36,952	-	233,519
-	888	-	36,952	-	140,019
-	-	-	-	-	93,500
-	108,016	-	2,326,351	-	1,949,791
-	108,016	-	2,250,726	-	1,949,791
-	-	-	75,625	-	-
-	-	-	6,556	365	35,009,749
-	-	-	6,556	-	30,833,020
-	-	-	-	365	2,484,204
-	-	-	-	-	1,692,525
-	-	-	-	-	-
-	**108,904**	**-**	**5,517,987**	**365**	**38,228,785**

A.3 Financial derivatives: purchases and sales of underlying assets

	31.12.2006					
	BONDS AND INTEREST RATES		EQUITY SECURITIES AND SHARE INDICES		EXCHANGE RATES AND GOLD	
TRANSACTION TYPES/UNDERLYINGS	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
A. Regulatory trading book:	**201,813,321**	**2,972,492,950**	**93,202,249**	**196,796,729**	**154,905**	**482,985,842**
1. With underlying asset exchange	4,890,000	2,254,538	3,889,000	3,349,268	154,905	94,815,931
- Purchases (*)	2,669,000	834,288	1,736,000	1,218,230	71,672	20,344,844
- Sales (*)	2,221,000	1,420,250	2,153,000	2,130,313	83,233	11,869,885
- Foreign currencies / Foreign currencies (**)	-	-	-	725	-	62,601,202
2. With no underlying asset exchange	196,923,321	2,970,238,412	89,313,249	193,447,461	-	388,169,911
- Purchases (*)	100,075,113	1,478,190,927	40,560,956	86,947,439	-	250,384,879
- Sales (*)	96,848,208	1,491,756,589	48,752,293	106,471,853	-	121,494,600
- Foreign currencies / Foreign currencies (**)	-	290,896	-	28,169	-	16,290,432
B. Banking Book	**5,622,000**	**172,483,594**	**-**	**4,196,766**	**-**	**47,377,685**
B.1 Hedging	**5,622,000**	**171,986,466**	**-**	**1,960,946**	**-**	**44,701,550**
1. With underlying asset exchange	715,000	138,624	-	268,319	-	33,762,664
- Purchases (*)	183,000	3,624	-	-	-	24,401,482
- Sales (*)	532,000	135,000	-	268,319	-	76,099
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	9,285,083
2. With no underlying asset exchange	4,907,000	171,847,842	-	1,692,627	-	10,938,886
- Purchases (*)	2,581,000	86,059,154	-	686,627	-	5,686,670
- Sales (*)	2,326,000	85,788,688	-	1,006,000	-	5,252,216
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	-
B.2 Other derivatives	**-**	**497,128**	**-**	**2,235,820**	**-**	**2,676,135**
1. With underlying asset exchange	-	6,556	-	-	-	3,628
- Purchases (*)	-	6,556	-	-	-	-
- Sales (*)	-	-	-	-	-	1,936
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	1,692
2. With no underlying asset exchange	-	490,572	-	2,235,820	-	2,672,507
- Purchases (*)	-	490,423	-	359,713	-	2,602,198
- Sales (*)	-	149	-	1,876,107	-	49,513
- Foreign currencies / Foreign currencies (**)	-	-	-	-	-	20,796
TOTAL	**207,435,321**	**3,144,976,544**	**93,202,249**	**200,993,495**	**154,905**	**530,363,527**

(*) Settled in euro
(**) Other than Euro

31.12.2006				31.12.2005	
OTHER UNDERLYING		TOTAL		TOTAL	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
13,618	**3,548,470**	**295,184,093**	**3,655,823,991**	**66,709,325**	**1,727,982,185**
8,450	-	8,942,355	100,419,737	4,844	51,983,231
8,450	-	4,485,122	22,397,362	300	17,808,006
-	-	4,457,233	15,420,448	-	21,548,975
-	-	-	62,601,927	4,544	12,626,250
5,168	3,548,470	286,241,738	3,555,404,254	66,704,481	1,675,998,954
5,168	1,637,954	140,641,237	1,817,161,199	31,255,869	825,475,704
-	1,910,516	145,600,501	1,721,633,558	35,442,206	830,918,636
-	-	-	16,609,497	6,406	19,604,614
-	**108,904**	**5,622,000**	**224,166,949**	**1,641**	**61,205,875**
-	**-**	**5,622,000**	**218,648,962**	**1,641**	**23,081,906**
-	-	715,000	34,169,607	365	1,118,574
-	-	183,000	24,405,106	-	114,275
-	-	532,000	479,418	365	1,004,299
-	-	-	9,285,083	-	-
-	-	4,907,000	184,479,355	1,276	21,963,332
-	-	2,581,000	92,432,451	707	9,749,095
-	-	2,326,000	92,046,904	569	12,171,535
-	-	-	-	-	42,702
-	**108,904**	**-**	**5,517,987**	**-**	**38,123,969**
-	-	-	10,184	-	35,040,950
-	-	-	6,556	-	30,833,020
-	-	-	1,936	-	2,515,405
-	-	-	1,692	-	1,692,525
-	108,904	-	5,507,803	-	3,083,019
-	108,016	-	3,560,350	-	804,814
-	888	-	1,926,657	-	2,278,205
-	-	-	20,796	-	-
13,618	**3,657,374**	**300,806,093**	**3,879,990,940**	**66,710,966**	**1,789,188,060**

A.4 OTC financial derivatives: positive fair value - counterparty risk

	BONDS AND INTEREST RATES			EQUITY SECURITIES AND SHARE INDICES		
COUNTERPARTY/UNDERLYING ASSETS	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)
A. Regulatory trading book:						
A.1 Central Governments and banks	-	16,058	3,900	-	-	-
A.2 Public bodies	215,997	9,629	48,075	-	-	-
A.3 Banks	2,291,465	26,796,239	4,401,539	299,742	7,602,473	3,318,819
A.4 Financial companies	571,535	3,875,262	713,084	3,408,330	2,006,857	3,447,774
A.5 Insurance companies	18,127	59,562	10,721	6,224	2,084	44,909
A.6 Non-financial enterprises	2,024,770	33,839	442,424	39,917	-	5,133
A.7 Other entities	37,431	-	4,831	1,986	-	13,886
Total A 31.12.2006	**5,159,325**	**30,790,589**	**5,624,574**	**3,756,199**	**9,611,414**	**6,830,521**
Total A 31.12.2005	**33,618,514**	**18,899,204**	**148,259**	**3,927,106**	**4,721,801**	**123,223**
B. Banking Book:						
B.1 Central Governments and banks	-	-	-	-	-	-
B.2 Public bodies	4,000	80	3,000	-	-	-
B.3 Banks	1,035,782	1,211,407	310,488	14,591	6,428	42,097
B.4 Financial companies	24,052	9,000	2,772	-	99,000	45,000
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	2	-	-	142,097	-	8,209
B.7 Other entities	-	163	-	1,109	-	1,440
Total B 31.12.2006	**1,063,836**	**1,220,650**	**316,260**	**157,797**	**105,428**	**96,746**
Total B 31.12.2005	**2,343,822**	**-**	**18,235**	**786,964**	**-**	**67,218**

EXCHANGE RATES AND GOLD			OTHER UNDERLYING ASSETS			OFFSETTING AGREEMENT EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	OFFSET	POTENTIAL FUTURE EXPOSURE (ADD-ON) (OFFSET CONTRACTS)
1,000	8,461	6,329	-	-	-	-	-
18,000	4,586	21,045	-	-	-	-	2,000
676,419	4,125,635	3,456,870	1,641	47,175	31,330	7,849,971	11,527,621
193,445	475,470	500,284	44,000	7,433	41,674	382,572	1,520,821
61	1,000	5,131	-	-	-	47,453	26,003
858,508	201,689	409,113	3,261	-	1,241	127,667	95,819
24,563	66,879	17,164	359	-	-	624	550
1,771,996	**4,883,720**	**4,415,936**	**49,261**	**54,608**	**74,245**	**8,408,287**	**13,172,814**
4,205,882	**870,981**	**213,815**	**117,694**	**2,339**	**768**	**3,788,259**	**3,308,938**
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
127,643	40,942	33,788	-	-	-	112,302	113,937
-	1,000	1,000	-	-	-	17,000	47,000
-	-	-	-	-	-	-	-
23,000	-	6,000	78	-	107	-	-
43,474	211	-	-	-	-	-	-
194,117	**42,153**	**40,788**	**78**	**-**	**107**	**129,302**	**160,937**
992,738	**-**	**162,259**	**-**	**-**	**175,217**	**-**	**-**

A.5 OTC financial derivatives: negative fair value - financial risk

	BONDS AND INTEREST RATES			EQUITY SECURITIES AND SHARE INDICES		
COUNTERPARTY/UNDERLYING ASSETS	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)
A. Regulatory trading book:						
A.1 Central Governments and banks	-	4,944	881	-	-	-
A.2 Public bodies	60,210	6,794	25,304	1,000	-	5,000
A.3 Banks	2,203,427	26,699,361	4,005,345	404,862	8,393,226	3,623,541
A.4 Financial companies	307,975	4,991,235	625,449	3,745,429	1,818,461	18,822,680
A.5 Insurance companies	58,584	55,885	14,869	66,085	89,486	60,197
A.6 Non-financial enterprises	1,726,038	43,658	227,966	87,008	-	19,720
A.7 Other entities	13,882	-	5,028	81,908	-	513,446
Total A 31.12.2006	**4,370,116**	**31,801,877**	**4,904,842**	**4,386,292**	**10,301,173**	**23,044,584**
Total A 31.12.2005	**29,198,777**	**17,677,053**	**137,710**	**4,675,726**	**4,360,388**	**23,231**
B. Banking Book:						
B.1 Central Governments and banks	-	-	-	-	-	-
B.2 Public bodies	10,000	-	2,000	-	-	-
B.3 Banks	458,985	1,305,568	316,342	-	56,451	27,510
B.4 Financial companies	19,131	107,000	7,724	-	6,000	3,220
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	10,599	-	1,000	32,642	-	26,174
B.7 Other entities	-	-	-	319,141	-	174,488
Total B 31.12.2006	**498,715**	**1,412,568**	**327,066**	**351,783**	**62,451**	**231,392**
Total B 31.12.2005	**2,080,867**	**-**	**63,784**	**221,998**	**-**	**-**

EXCHANGE RATES AND GOLD			OTHER UNDERLYING ASSETS			OFFSETTING AGREEMENT EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	POTENTIAL FUTURE EXPOSURE (ADD-ON) (NON OFFSET CONTRACTS)	OFFSET	POTENTIAL FUTURE EXPOSURE (ADD-ON) (OFFSET CONTRACTS)
8,000	5,160	14,682	-	-	-	-	-
-	52,526	10,152	2,000	-	5,000	52,000	10,000
892,406	3,989,757	3,231,161	22,000	27,901	9,000	5,535,745	10,876,948
167,612	397,508	320,233	47,000	3,731	18,000	1,431,565	1,977,362
2,923	4,593	4,090	-	-	-	28,369	4,329
569,356	131,632	312,381	3,139	-	1,840	113,908	67,311
15,739	363	14,453	359	-	-	25	24
1,656,036	**4,581,539**	**3,907,152**	**74,498**	**31,632**	**33,840**	**7,161,612**	**12,935,974**
4,152,184	**101,379**	**28,502**	**279,886**	**17,848**	**21,258**	**1,606,216**	**586,424**
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
268,128	12,000	19,624	-	-	-	73,187	83,491
-	4,000	4,000	-	-	-	14,000	10,000
-	-	-	-	-	-	-	-
79,715	39,000	31,000	9,380	-	12,962	39,000	25,000
295,780	519	-	-	-	-	-	-
643,623	**55,519**	**54,624**	**9,380**	**-**	**12,962**	**126,187**	**118,491**
550,291	**-**	**43,657**	**-**	**-**	**-**	**-**	**-**

A.6 OTC financial derivatives - residual life: NV

UNDERLYING ASSETS/RESIDUAL MATURITY	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**1,564,929,329**	**1,387,715,113**	**836,427,830**	**3,789,072,272**
A.1 Financial derivative contracts on debt securities and interest rates	1,140,839,075	1,169,952,087	794,950,069	3,105,741,231
A.2 Financial derivative contracts on equity securities and share indices	78,317,494	108,710,180	9,769,055	196,796,729
A.3 Financial derivative contracts on exchange rates and gold	344,335,627	107,505,149	31,145,066	482,985,842
A.4 Financial derivative contracts on other underlying assets	1,437,133	1,547,697	563,640	3,548,470
B. Banking book	**153,052,015**	**47,901,954**	**29,201,747**	**230,155,716**
B.1 Financial derivative contracts on debt securities and interest rates	105,640,040	44,917,261	27,915,060	178,472,361
B.2 Financial derivative contracts on equity securities and share indices	1,295,425	1,831,881	1,069,460	4,196,766
B.3 Financial derivative contracts on exchange rates and gold	46,116,550	1,043,908	217,227	47,377,685
B.4 Financial derivative contracts on other underlying assets	-	108,904	-	108,904
Total 31.12.2006	**1,717,981,344**	**1,435,617,067**	**865,629,577**	**4,019,227,988**

B. CREDIT DERIVATIVES

B.1 Credit derivatives: notional amounts

	REGULATORY TRADING		OTHER TRANSACTIONS	
	WITH SINGLE COUNTERPART	WITH MORE THAN ONE COUNTERPART (BASKET)	WITH SINGLE COUNTERPART	WITH MORE THAN ONE COUNTERPART (BASKET)
TRANSACTION CATEGORIES	NOTIONAL AMOUNT	NOTIONAL AMOUNT	NOTIONAL AMOUNT	NOTIONAL AMOUNT
1. Protection purchases				
1.1 With underlying asset exchange (with a specific description of contract typee)	52,269,266	60,953,400	1,438,000	183,000
1.2 With no underlying asset exchange (with a specific description of contract types)	15,675,000	6,327,000	10,684,658	3,433,592
Total 31.12.2006	**67,944,266**	**67,280,400**	**12,122,658**	**3,616,592**
Total 31.12.2005	**34,927,920**	**25,702,000**	**2,199,000**	**7,937,343**
2. Protection sales				
2.1 With underlying asset exchange (with a specific description of contract types)	42,439,579	59,860,000	882,000	30,000
2.2 With no underlying asset exchange (with a specific description of contract types)	14,222,500	6,760,000	316,454	1,608,000
Total 31.12.2006	**56,662,079**	**66,620,000**	**1,198,454**	**1,638,000**
Total 31.12.2005	**27,910,308**	**26,542,000**	**460,000**	**2,091,000**

B.2 Credit derivatives: positive fair value - counterparty risk

TYPE OF TRANSACTION/AMOUNTS	NOTIONAL AMOUNT	POSITIVE FAIR VALUE	POTENTIAL FUTURE EXPOSURE (ADD-ON)
A. REGULATORY TRADING BOOK:	**132,723,410**	**1,424,578**	**10,419,476**
A.1 Purchases of protection- counterparty:	**28,663,464**	**459,627**	**2,004,534**
1. Central Governments and central banks	3,000	-	-
2. Public bodies	282,000	6,229	14,000
3. Banks	18,788,317	221,577	1,304,431
4. Financial companies	9,472,147	230,575	677,103
5. Insurance companies	3,000	-	-
6. Non-financial enterprises	115,000	1,246	9,000
7. Other entities	-	-	-
A.2 Sales of protection - counterparty:	**104,059,946**	**964,951**	**8,414,942**
1. Central Governments and central banks	8,000	-	1,000
2. Public bodies	1,231,000	23,669	119,000
3. Banks	39,295,137	286,833	2,516,896
4. Financial companies	24,148,809	225,284	1,850,046
5. Insurance companies	3,056,000	24,915	306,000
6. Non-financial enterprises	36,311,000	404,250	3,621,000
7. Other entities	10,000	0	1,000
B. BANKING BOOK	**2,616,000**	**368,572**	**217,000**
B.1 Purchases of protection - counterparty:	**995,000**	**351,165**	**88,000**
1. Central Governments and central banks	-	-	-
2. Public bodies	3,000	-	-
3. Banks	327,000	113,523	29,000
4. Financial companies	588,000	236,885	54,000
5. Insurance companies	10,000	-	1,000
6. Non-financial enterprises	67,000	757	4,000
7. Other entities	-	-	-
B.2 Sales of protection - counterparty:	**1,621,000**	**17,407**	**129,000**
1. Central Governments and central banks	-	-	-
2. Public bodies	275,000	757	14,000
3. Banks	722,000	9,082	71,000
4. Financial companies	213,000	2,270	18,000
5. Insurance companies	-	-	-
6. Non-financial enterprises	411,000	5,298	26,000
7. Other entities	-	-	-
TOTAL 31.12.2006	**135,339,410**	**1,793,150**	**10,636,476**
TOTAL 31.12.2005	**149,567,228**	**860,076**	**163,564**

2005 values do not include future exposures of HVB sub-group.

B.3 Credit derivatives: negative fair value - financial risk

COUNTERPARTS / UNDERLYINGS	NOTIONAL AMOUNT	NEGATIVE FAIR VALUE
A. REGULATORY TRADING BOOK:		
A.1 Purchases of protection - counterparty:		
1. Central Governments and central banks	14,000	-
2. Public bodies	863,000	18,206
3. Banks	39,619,802	194,282
4. Financial companies	25,704,400	209,458
5. Insurance companies	3,177,000	29,386
6. Non-financial enterprises	37,183,000	439,828
7. Other entities	-	-
TOTAL 31.12.2006	**106,561,202**	**891,160**
TOTAL 31.12.2005	**64,433,000**	**409,000**

B4. Credit derivatives - residual life: NV

UNDERLYING ASSETS/RESIDUAL MATURITY	UP TO 1 YEAR	OVER 1 YEAR TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**38,048,396**	**154,249,228**	**66,209,122**	**258,506,746**
A.1 Credit derivatives with qualified reference obligation	10,426,538	45,482,899	18,134,931	74,044,368
A.2 Credit derivatives with not qualified reference obligation	27,621,858	108,766,329	48,074,191	184,462,378
B. Banking book	**645,139**	**3,594,914**	**14,335,652**	**18,575,705**
B.1 Credit derivatives with qualified reference obligation	46,200	214,900	1,170,255	1,431,355
B.2 Credit derivatives with not qualified reference obligation	598,939	3,380,014	13,165,397	17,144,350
Total 31.12.2006	**38,693,535**	**157,844,142**	**80,544,774**	**277,082,451**

Section 3 - Liquidity risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring liquidity risk

Definition and sources of Liquidity Risk
Liquidity risk is a term used to indicate the possibility that a Group bank or the Group may encounter difficulties in meeting expected or unforeseen cash payments or delivery obligations, thereby impairing daily operations or the financial condition of individual companies or the Group.

The UniCredit Group defines liquidity risk components as follows:
1. *Liquidity mismatch risk:* the risk that the amounts and/or timing of cash inflows and outflows will not coincide;

2. *liquidity contingency risk*: the risk that unexpected future events may require a greater than expected amount of liquidity. This risk can be generated by events such as loans not being repaid, the need to finance new operations, difficulty in selling liquid assets or obtaining cash in times of crisis.

3. *market liquidity risk*: the risk that the bank/Group may liquidate assets at a loss due to market conditions. This risk is managed by organizational units responsible for the different trading portfolios and is measured and monitored in accordance with market risk management criteria.

4. *operational liquidity risk*: the risk that a party will not meet payment obligations due to errors, breaches, failures or damage due to internal processes, people, systems or external events, while still remaining solvent;

5. *funding risk*: the risk of a potential increase in the cost of funding due to changes in an entity's rating (internal factor) and/or a widening of credit spreads (market factor);

6. *margin calls liquidity risk*: this refers to a situation in which the bank or the Group is contractually required to provide new collateral and/or margin payments to cover its financial instrument positions.

Basic Principles of the Liquidity Risk Management Model and the Unit Responsible for LRM
The Group's objective is to fund its operations at best market conditions under normal operating circumstances and to remain in a position to meet payment obligations in the event of a liquidity crisis.

The basic principles underlying the Group's internal liquidity management are as follows:
- Centralization of liquidity management functions
- Diversification of sources of funding based on geographic location, counterparties, currency and funding instruments
- Management of short-term liquidity in accordance with the applicable regulatory framework in the countries where the Group operates
- Issuance of financial instruments in order to meet prudential capital ratio targets.

In 2006 Group HQ's Finance Area, in concert with Market Risk Management, set out Group liquidity risk management rules in a Liquidity Policy.

The Liquidity Policy incorporates two processes:
1. *Short-term liquidity management*, the purpose of which is to ensure that anticipated and unforeseen obligations to make cash payments are met by maintaining a sustainable balance between inflows and outflows. Management in this area is an essential condition to ensure the continuity of day-to-day banking operations;
2. *Management of structural liquidity*, the purpose of which is to maintain an appropriate balance between overall liabilities and medium- to long-term assets in order to avoid pressures on current and future short-term liquidity sources.

Group liquidity risk management functions are carried out by the Group's Finance Area, which falls under the responsibility of the Group's Chief Financial Officer (CFO). The Market Risk Management Area, headed by the Group's Chief Risk Officer (CRO), is charged with setting operating limits.

Group HQ manages the Group's liquidity, ensuring that consolidated thresholds are met and setting out the relevant tactical and structural funding strategies. If any of the Group's banks or companies experiences liquidity problems, Group HQ is also responsible for implementing, managing and coordinating the Group's Liquidity Contingency Plan.

In performing these duties, Group HQ works with the Regional Liquidity Centres, i.e. - under the Liquidity Policy - the Liquidity Centre for Italy, Milan; Liquidity Centre for Germany, Munich; Liquidity Centre for Austria and CEE banks, Vienna; and Liquidity Centre for Poland, Warsaw.
Regional Liquidity Centres are responsible at local level for all the banks

and companies included in their consolidation scope and act as "sub-holding" companies by receiving and managing cash flows. In addition to ensuring compliance with local liquidity policies and minimum capital requirements imposed by national regulators, Regional Liquidity Centres are responsible for optimising funding activities in their markets and with their customers through functional specialisation.
Net cash flows from the Group's Regional Liquidity Centres are concentrated and managed at the parent company level. The latter employs a centralised management system for cash flows.
This centralised approach to liquidity risk management aims to:

- Reduce overall borrowing requirements from non-Group counterparties and
- Optimize access to liquidity markets by leveraging the Group's credit rating and minimizing funding costs.

Methods and Tools
Regional Liquidity Centres run daily cash flow reports to measure *short-term liquidity risk*. These reports are then assessed against available liquid asset reserves, consisting primarily of the most liquid securities available. In addition, several stress scenarios are simulated based on liquidity profiles, not least to verify whether established liquidity thresholds are adequate.

The Group's *structural liquidity management* is aimed at ensuring its financial equilibrium in terms of maturities with a time horizon greater than one year. Typical measures taken for this purpose are as follows:

1. Lengthening its liabilities maturity profile in order to reduce dependence on less stable sources of funding, while at the same time optimizing the cost of funding (integrated management of strategic and tactical liquidity) and
2. Reconciling medium- to long-term wholesale funding requirements with the need to minimize cost by diversifying the sources of funding, national markets, currencies of issuance and the instruments used (in accordance with the Funding Plan).

In defining its structural liquidity policy, the Group has continued to be guided by the principle of a moderate transformation of maturities by adapting, for management purposes, the previously applicable regulatory approach of Maturity Transformation Rules.

Risk Monitoring and Financial Planning
The duty of monitoring the Group's liquidity risk position has been entrusted, on the basis of their role and functions, to the Treasury, Asset Liability Management and Market Risk Management Units of each Group entity and at Group HQ.

Treasury units perform the first level of monitoring since they are in charge of the daily operational management of liquidity risk.

This activity is performed both at individual company and consolidated level and consists of analysing and managing cash flows at the short-term end of the maturity profile. Assets and Liabilities Management Units ensure compliance with structural liquidity limits by analyzing any potential future impacts on short-term liquidity management and carrying out the financial transactions required to restore equilibrium to the maturity profile on both sides of the balance sheet.

Structural liquidity is monitored by incorporating a dynamic projection of business growth in terms of customer loans and deposits. The Group's annual financial plan is drafted through a planning process that is consistent with the criteria applied in setting out budget objectives and complies with regulatory requirements.

The Market Risk Management Area verifies compliance with liquidity thresholds and ensures that the procedures used for measuring risk are consistent within the Group by validating the models used.
At the end of 2006, the Group continued to maintain surplus medium- to long-term structural liquidity.

QUANTITATIVE INFORMATION

1. Time breakdown by contractual residual maturity of financial assets and liabilities

	AMOUNTS AS AT 31.12.20006								
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets	**67,981,649**	**14,835,460**	**6,241,640**	**51,335,951**	**47,192,093**	**36,689,946**	**40,625,815**	**183,974,818**	**246,063,946**
A.1 Government securities	865,632	365,201	323,967	1,105,715	991,063	851,700	4,296,737	9,463,767	8,004,001
A.2 Debt securities	676,857	68,823	112,582	2,767,543	1,750,824	1,404,473	3,160,967	37,675,231	39,683,789
A.3 Other equity securities	2,498	460,494	261,671	38	50,324	21,290	905,192	4,431,994	19,242,869
A.4 Units in investment funds	-	-	-	-	-	-	-	-	15,917,932
A.5 Loans	66,436,662	13,940,942	5,543,420	47,462,655	44,399,882	34,412,483	32,262,919	132,403,826	163,215,355
- Banks	*27,491,928*	*8,338,714*	*3,112,079*	*27,545,308*	*15,177,182*	*8,973,340*	*4,715,892*	*5,905,692*	*626,253*
- Customers	*38,944,734*	*5,602,228*	*2,431,341*	*19,917,347*	*29,222,700*	*25,439,143*	*27,547,027*	*126,498,134*	*162,589,102*
Balance-sheet liabilities	**187,713,501**	**28,483,194**	**10,884,294**	**90,869,219**	**81,054,679**	**45,489,960**	**35,176,775**	**118,487,444**	**80,632,888**
B.1 Deposits	182,367,322	27,089,951	7,734,312	77,937,263	58,574,011	25,633,207	16,055,003	29,147,746	19,684,503
- Banks	*33,890,680*	*13,356,594*	*3,252,776*	*27,866,780*	*30,857,953*	*11,317,984*	*6,888,338*	*11,955,158*	*9,257,837*
- Customers	*148,476,642*	*13,733,357*	*4,481,536*	*50,070,483*	*27,716,058*	*14,315,223*	*9,166,665*	*17,192,588*	*10,426,666*
B.2 Debt securities in issue	567,718	862,923	3,028,770	12,180,693	22,132,236	19,488,267	19,046,231	88,151,966	56,995,278
B.3 Other liabilities	4,778,461	530,320	121,212	751,263	348,432	368,486	75,541	1,187,732	3,953,107
"Off balance" sheet transactions									
C.1 Financial derivatives with exchange of principal									
- long positions	*1,024,121*	*13,286,236*	*5,119,080*	*11,921,337*	*29,275,694*	*17,105,169*	*16,823,818*	*27,718,756*	*11,519,949*
- short positions	*1,024,121*	*13,286,818*	*5,137,031*	*11,239,626*	*28,945,012*	*16,634,655*	*16,345,912*	*26,061,583*	*9,733,085*
C.2 Deposits and borrowings to be received									
- long positions	*626,525*	*927,350*	-	*30,000*	-	-	-	-	-
- short positions	*413*	*1,234,364*	*136,228*	*24,543*	*112,047*	*13,105*	*1,373*	*58,852*	-
C. 3 Irrevocable commitments to disburse funds									
- long positions	*3,893,317*	*2,829,024*	*310,400*	*1,456,936*	*912,675*	*3,140,810*	*3,528,930*	*11,449,449*	*14,482,807*
- short positions	*75,491,271*	*2,930,719*	*310,066*	*667,718*	*1,716,948*	*802,693*	*977,522*	*2,885,757*	*6,820,087*

1.1 Time breakdown by contractual residual maturity of financial assets and liabilities: euro

	AMOUNTS AS AT 31.12.20006								
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets	**58,801,098**	**10,888,555**	**4,568,157**	**37,934,745**	**36,368,961**	**27,993,552**	**32,919,138**	**146,143,056**	**194,651,736**
A.1 Government securities	440,997	248,339	35,673	137,467	382,722	407,770	3,783,541	3,907,613	5,899,077
A.2 Debt securities	573,305	43,189	82,103	1,138,447	1,246,840	1,087,893	2,486,224	30,894,657	31,856,410
A.3 Other equity securities	2,201	5,141	-	-	46,877	20,300	899,084	4,186,721	15,996,255
A.4 Units in investment funds	-	-	-	-	-	-	-	-	14,064,379
A.5 Loans	57,784,595	10,591,886	4,450,382	36,658,831	34,692,522	26,477,589	25,750,289	107,154,065	126,835,614
- Banks	*22,218,496*	*6,027,686*	*2,456,882*	*21,293,544*	*12,115,509*	*7,264,192*	*3,967,764*	*4,329,494*	*539,566*
- Customers	*35,566,100*	*4,564,200*	*1,993,500*	*15,365,287*	*22,577,013*	*19,213,397*	*21,782,525*	*102,824,571*	*126,296,048*
Balance-sheet liabilities	**152,593,767**	**21,060,327**	**5,916,047**	**65,496,726**	**47,297,774**	**27,528,150**	**21,669,201**	**86,896,970**	**66,615,546**
B.1 Deposits	148,250,626	20,222,580	5,279,570	56,466,844	38,566,394	18,116,879	10,830,715	23,079,816	16,306,957
- Banks	*23,419,892*	*9,601,338*	*2,680,300*	*20,326,041*	*23,439,640*	*7,686,077*	*5,084,314*	*9,401,799*	*7,515,592*
- Customers	*124,830,734*	*10,621,242*	*2,599,270*	*36,140,803*	*15,126,754*	*10,430,802*	*5,746,401*	*13,678,017*	*8,791,366*
B.2 Debt securities in issue	439,213	345,986	517,487	8,848,236	8,721,612	9,323,591	10,769,132	62,631,610	46,926,841
B.3 Other liabilities	3,903,928	491,761	118,990	181,647	9,768	87,680	69,354	1,185,544	3,381,748
"Off balance" sheet transactions									
C.1 Financial derivatives with exchange of principal									
- long positions	*955,519*	*4,180,040*	*2,143,541*	*4,666,761*	*11,173,798*	*7,149,592*	*5,845,083*	*10,827,390*	*7,710,533*
- short positions	*955,519*	*5,884,077*	*2,070,728*	*4,646,829*	*11,839,786*	*7,963,978*	*6,211,488*	*15,284,355*	*6,846,034*
C.2 Deposits and borrowings to be received									
- long positions	*334,621*	*751,547*	-	*30,000*	-	-	-	-	-
- short positions	*413*	*1,035,581*	*956*	*5,055*	*66,031*	*4,962*	*100*	*120*	-
C. 3 Irrevocable commitments to disburse funds									
- long positions	*1,760,684*	*1,237,284*	*4,232*	*272,251*	*326,154*	*769,486*	*1,033,195*	*4,375,603*	*6,381,660*
- short positions	*33,380,472*	*1,280,385*	*3,864*	*56,269*	*800,022*	*357,911*	*354,995*	*454,152*	*3,008,810*

1.2 Time breakdown by contractual residual maturity of financial assets and liabilities: US dollar

	AMOUNTS AS AT 31.12.20006								
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets	**3,315,295**	**1,576,223**	**326,543**	**4,052,345**	**4,039,113**	**2,557,029**	**2,458,229**	**15,751,032**	**17,957,315**
A.1 Government securities	2,217	40,036	6,119	15,415	42,963	37,289	106,912	1,564,582	703,025
A.2 Debt securities	62,869	4,720	7,100	132,371	236,991	113,471	246,627	3,804,269	4,140,590
A.3 Other equity securities	31	455,353	261,671	-	405	6	-	49,872	2,020,371
A.4 Units in investment funds	-	-	-	-	-	-	-	-	1,245,737
A.5 Loans	3,250,178	1,076,114	51,653	3,904,558	3,758,755	2,406,264	2,104,690	10,332,308	9,847,592
- Banks	*2,650,368*	*750,558*	*38,298*	*2,350,736*	*1,323,403*	*477,354*	*348,816*	*568,577*	*27,926*
- Customers	*599,811*	*325,556*	*13,355*	*1,553,822*	*2,435,352*	*1,928,910*	*1,755,873*	*9,763,732*	*9,819,666*
Balance-sheet liabilities	**15,995,839**	**3,721,618**	**2,324,054**	**12,701,464**	**17,261,921**	**11,079,932**	**7,729,112**	**18,105,429**	**7,035,566**
B.1 Deposits	15,236,744	3,329,001	582,570	10,164,408	6,244,965	2,727,128	1,482,969	1,760,730	1,674,663
- Banks	*6,658,619*	*2,382,459*	*322,340*	*5,333,332*	*4,435,593*	*1,873,341*	*999,054*	*815,817*	*726,705*
- Customers	*8,578,125*	*946,541*	*260,230*	*4,831,076*	*1,809,372*	*853,787*	*483,915*	*944,913*	*947,958*
B.2 Debt securities in issue	104,307	375,797	1,739,261	2,474,017	10,695,212	8,082,985	6,246,143	16,344,698	5,175,319
B.3 Other liabilities	654,789	16,820	2,222	63,039	321,745	269,819	-	1	185,584
"Off balance" sheet transactions									
C.1 Financial derivatives with exchange of principal									
- long positions	*23,327*	*6,104,532*	*2,748,091*	*6,053,966*	*15,518,575*	*7,637,296*	*8,201,119*	*10,380,904*	*844,399*
- short positions	*23,327*	*5,877,333*	*2,839,446*	*5,629,665*	*14,851,230*	*6,613,076*	*7,373,388*	*5,490,137*	*1,113,703*
C.2 Deposits and borrowings to be received									
- long positions	*225,211*	*48,064*	-	-	-	-	-	-	-
- short positions	-	*70,664*	*135,272*	*19,488*	*40,182*	*5,718*	*1,141*	*811*	-
C. 3 Irrevocable commitments to disburse funds									
- long positions	*1,835,880*	*1,266,830*	*4,272*	*397,794*	*344,694*	*1,142,169*	*1,608,566*	*5,149,123*	*6,809,620*
- short positions	*38,060,851*	*1,309,162*	*3,901*	*56,862*	*814,110*	*369,155*	*382,153*	*485,223*	*3,014,421*

1.3 Time breakdown by contractual residual maturity of financial assets and liabilities: other currencies

	AMOUNTS AS AT 31.12.20006								
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets	**5,865,256**	**2,370,682**	**1,346,940**	**9,348,862**	**6,784,019**	**6,139,364**	**5,248,448**	**22,080,731**	**33,454,895**
A.1 Government securities	422,418	76,826	282,175	952,833	565,378	406,641	406,283	3,991,573	1,401,899
A.2 Debt securities	40,683	20,914	23,380	1,496,724	266,993	203,109	428,116	2,976,305	3,686,789
A.3 Other equity securities	266	-	-	38	3,042	984	6,108	195,401	1,226,243
A.4 Units in investment funds	-	-	-	-	-	-	-	-	607,816
A.5 Loans	5,401,888	2,272,942	1,041,385	6,899,266	5,948,606	5,528,630	4,407,940	14,917,453	26,532,149
- Banks	*2,623,065*	*1,560,470*	*616,899*	*3,901,028*	*1,738,271*	*1,231,794*	*399,311*	*1,007,622*	*58,761*
- Customers	*2,778,824*	*712,472*	*424,486*	*2,998,238*	*4,210,335*	*4,296,836*	*4,008,629*	*13,909,832*	*26,473,388*
Balance-sheet liabilities	**19,123,895**	**3,701,249**	**2,644,193**	**12,671,029**	**16,494,983**	**6,881,878**	**5,778,462**	**13,485,045**	**6,981,776**
B.1 Deposits	18,879,953	3,538,370	1,872,172	11,306,010	13,762,652	4,789,200	3,741,319	4,307,200	1,702,882
- Banks	*3,812,170*	*1,372,796*	*250,136*	*2,207,406*	*2,982,720*	*1,758,566*	*804,970*	*1,737,542*	*1,015,540*
- Customers	*15,067,783*	*2,165,574*	*1,622,035*	*9,098,604*	*10,779,932*	*3,030,634*	*2,936,349*	*2,569,658*	*687,342*
B.2 Debt securities in issue	24,198	141,140	772,021	858,441	2,715,413	2,081,691	2,030,956	9,175,658	4,893,119
B.3 Other liabilities	219,744	21,738	-	506,578	16,919	10,987	6,187	2,187	385,775
"Off balance" sheet transactions									
C.1 Financial derivatives with exchange of principal									
- long positions	*45,275*	*3,001,665*	*227,448*	*1,200,610*	*2,583,321*	*2,318,281*	*2,777,616*	*6,510,462*	*2,965,017*
- short positions	*45,275*	*1,525,408*	*226,856*	*963,132*	*2,253,996*	*2,057,601*	*2,761,036*	*5,287,091*	*1,773,348*
C.2 Deposits and borrowings to be received									
- long positions	*66,693*	*127,739*	-	-	-	-	-	-	-
- short positions	-	*128,119*	-	-	*5,834*	*2,425*	*132*	*57,921*	-
C. 3 Irrevocable commitments to disburse funds									
- long positions	*296,753*	*324,910*	*301,897*	*786,892*	*241,827*	*1,229,155*	*887,169*	*1,924,723*	*1,291,527*
- short positions	*4,049,948*	*341,172*	*302,301*	*554,587*	*102,816*	*75,628*	*240,374*	*1,946,382*	*796,856*

2. Distribution of financial liabilities by business sectors

EXPOSURES/COUNTERPARTIES	AMOUNTS AS AT 31.12.20006					
	GOVERNMENTS AND CENTRAL BANKS	OTHER GOVERNMENT ENTITIES	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1. Deposits from customers	6,620,293	8,995,606	27,481,525	26,550,747	77,806,890	140,403,690
2. Debt securities in issue	13	223,137	4,041,447	-	32,208,109	144,771,877
3. Financial liabilities held for trading	3,488,295	118,514	12,325,252	687,700	5,603,646	1,351,690
4. Financial liabilities carried at fair value through profit or loss	-	-	-	-	-	1,730,965
Total 31.12.2006	**10,108,601**	**9,337,257**	**43,848,224**	**27,238,447**	**115,618,645**	**288,258,222**

3. Distribution of liabilities by geographic area

EXPOSURES/COUNTERPARTIES	AMOUNTS AS AT 31.12.20006				
	ITALY	OTHER EUROPEAN COUNTRIES	AMERICAS	ASIA	REST OF THE WORLD
1. Deposits from customers	85,823,582	195,959,322	3,881,644	1,556,798	637,405
2. Deposits from banks	9,020,549	110,989,860	4,079,833	13,531,823	7,893,416
3. Debt securities issue	36,024,401	132,218,129	38,859,575	174,275	-
4. Financial liabilities held for trading	18,343,440	77,784,051	3,962,909	3,421,797	247,565
5. Financial liabilities carried at fair value through profit or loss	-	1,730,966	-	-	-
Total 31.12.2006	**149,211,972**	**518,682,328**	**50,783,961**	**18,684,693**	**8,778,386**

Section 4 - Operational risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring liquidity risk

Definition of operational risk

Operational risk is defined as the risk of loss resulting from error, violation, interruption, inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputational risk.

Operational events are the events resulting from inadequate or failed internal processes, people and systems or from systemic and other external events: internal or external fraud, employment practices and workplace safety, clients' claims, product distribution, fines and penalties due to breaches of regulations, damage to the company's physical assets, business disruption and system failures or process management.

Operational Risk Framework

UniCredit Group's operational risk management framework is a set of policies and procedures for controlling, measuring and mitigating the operational risk of the Group and its subsidiaries.

Operational risk policies apply to all Group entities and are common principles defining the roles of their corporate bodies and their operational risk management function and the relationship with the other functions involved in operational risk monitoring and management.

The Parent coordinates Group companies according to internal regulations and the Group operational risk control rulebook. Specific risk committees (risk committee, alco, operational risk committee) monitor risk exposure, define risk appetite and mitigating action and approve measurement and control methods.

The methodology for data classification and completeness, scenario analysis, risk indicators, reporting and measurement of capital at risk is laid down by the Parent's operational risk management function and applies to all Group entities. A pivotal element of the risk control framework is the operational risk management application, allowing the collection of the data required for operational risk control and measurement of capital at risk.

Management and mitigation of operational risk

Operational risk management entails process re-engineering to reduce risk exposure, including outsourcing considerations, and insurance cover management involving the setting of appropriate deductibles and policy limits.

Regularly tested business continuity plans will also ensure operational risk management in the event of interruption of the main business services.

The Risk Committee (or another body, as provided by local regulations) reviews risks tracked by the operational risk functions of Group entities, with the support of functions involved in daily operational risk control, and monitors risk mitigation initiatives.

Training

Specific operational risk training is provided by the Group entities' operational risk functions. Staff can also use intranet learning programs. The Parent supplies regular updates on relevant issues and topics to operational risk functions.

Risk Capital Measurement and the Allocation Mechanism

UniCredit has developed a proprietary method for measuring capital at risk. Our operational risk measurement system is based on internal loss data, consortium loss data, public loss data and scenario-generated loss data.

Capital at risk is calculated for each type of event. For each risk class, severity and frequency of loss data are separately estimated to obtain the loss distribution through simulation, considering also insurance cover. The severity distribution is estimated on internal, consortium and public data, while the frequency distribution is determined using only internal data. An adjustment for key operational risk indicators is applied to each risk class. Loss distributions of each risk class are aggregated through a copula-based method. Capital at risk is calculated at a confidence level of 99,9% on the overall loss distribution.

The allocation mechanism identifies the capital charge for each individual Group entity and reflects its risk exposure and risk management effectiveness.

Basel II Project – Operational Risk

Implementation of the New Capital Accord is coordinated within the Basel II project, where a specific workstream is dedicated to operational risk. Project governance is the responsibility of UniCredit's Risk Committee. The operational risk workstream is managed by a work group which coordinates the Group's entities.

B. Legal risks

Interest Capitalization

The relevant group companies continued, as in previous years, to make appropriate provisions for all proceedings still pending.

Argentina

In 2006 group banks provided assistance to their clients involved in the arbitration proceedings held before the International Centre for the Settlement of Disputes (ICSID) by making available the services of their Task Force Argentina (TFA). In the meantime, they continued to prudently manage claims relating to the ongoing dispute on the sale of Argentine Bonds, which showed a marked increase towards the end of the year as the deadline for the statute of limitation approached. We are confident that we can prove that the allegations against our banks are unfounded, since there are no grounds to consider the sale of Bonds issued by the Argentine Government different from any other sale of financial instruments. Accordingly we have, as in previous financial years, made prudential provisions only where necessary.

Cirio

Also in 2006 group banks continued to make provisions, where necessary, only for the relevant positions.

Parmalat

In general, litigation matters with customers who bought Parmalat bonds remained stable during 2006. Accordingly, the group banks have made provisions only for a few individual positions.

The following paragraphs contain information on the proceedings brought by Parmalat Group's companies against UniCredit companies.

No notable developments occurred in 2006 in relation to the two widely reported compensation claims brought against the Group in 2005 by Parmalat SpA (in Extraordinary Administration), Parmalat Finanziaria SpA (in Extraordinary Administration), Parmalat Finance Corporation B.V. (in Extraordinary Administration), Parmalat Soparfi S.A. (in Extraordinary Administration), Parmalat Netherlands B.V. (in Extraordinary Administration), Parmalat Capital Netherlands B.V. (in Extraordinary Administration). The main highlights are as follows:

- One of the proceedings involves as co-defendants UniCredit SpA, UniCredit Banca d'Impresa SpA, UniCredit Banca Mobiliare SpA and two other intermediaries (in connection with a claim for the joint payment of about 4.4 billion damages arising from their "participation as co-lead manager", together with other intermediaries, in bond issues made between 1997 and 2001 and also because they held "a large number of current accounts for the banks of the insolvent group"). Two hearings were held on 22nd May, 2006 and 19th December, 2006 respectively. At the last hearing the Underwriter joined the Plaintiffs. The proceedings have not yet reached the evidence-gathering stage and the preliminary hearing has been postponed to 18th September, 2007.
- The other action concerns UniCredit Banca Mobiliare SpA of Gruppo UniCredito Italiano and two other intermediaries (in connection with a claim for the joint payment of €1,861.8 million damages arising from their role in promoting and participating in the renewal of a programme (the so-called "Debt Issuance Programme") for the issue of medium-term Eurobond, under which, between the second half of 2001 and the end of 2003, bonds with a total nominal value of €1,870 million were issued on the Euromarket (subject and without prejudice to the joint liability of the other intermediaries - not joining the proceedings as co-defendants - which subscribed the bonds issued under the Debt Issuance Programme as "relevant dealers"), as well as from their roles as "co-lead manager" in another bond issue (not under the Debt Issuance Programme) in 2002, total nominal value €306.8 million. Two hearings were held on 22nd March, 2006 and 24th October, 2006 respectively. At the last hearing the Underwriter joined the Plaintiffs. The proceedings have not yet reached the evidence-gathering stage and the preliminary hearing has been postponed to 12th April, 2007.

Despite the complexity of both litigation matters, having heard its defence counsels, UniCredit Group believes that it can prove that no irregularities were committed by the Group since it was not aware, nor could it have been, that at the time of issue of the bonds and of the execution and (subsequent) renewal of the Debt Issuance Programme Parmalat was insolvent. Based on these assumptions, since no other relevant events have occurred since 2005 and both proceedings are still at a very early stage, the Group's companies involved have chosen not to make any provisions.

- In addition, it should be noted that in October 2006 the Administrative Tribunal of the Lazio Region rejected, on grounds of late service, the appeals brought by UniCredit SpA and UniCredit Banca Mobiliare SpA requesting invalidation of the ministerial orders establishing the qualifying criteria for admission of the Parmalat companies based and operating outside Italy to the Extraordinary Administration procedure.

However, the Regional Administrative Tribunal did not examine the merits of the matter nor objected to the grounds upon which the plaintiffs had claimed the illegitimacy of such orders. Accordingly, also in view of the decision of the Court of Justice in the Eurofood proceedings, the grounds upon which these actions are based still stand.

Moreover, the rulings issued by the Administrative Tribunal of Lazio Region uphold our claim that "such order should not be applied" in the civil law actions against the relevant banks.

Also in connection with Parmalat litigation matters, it should be noted that:

- In 2005 UniCredit SpA joined the proceedings instituted by Parmalat Finanziaria SpA (in Extraordinary Administration) and Parmalat SpA (in Extraordinary Administration) in connection with the wrongdoing charges, together with a lawsuit trying to establish Aquilian liability, brought against, inter alia, Gian Paolo Zini.

The relevant writ of summons was not duly served and for this reason we became aware of these proceedings only following the summons served to UniCredit SpA and other Group banks by other defendants, third parties, etc. Having thus become aware of these proceedings UniCredit SpA joined the defendants only in order to have the service of the writ of summons and, consequently, the judgment issued against it declared null and void.

- UniCredit Banca d'Impresa SpA has been notified of three claims, respectively brought by:

  - Parmalat SpA, for an amount of €611,578,370
  - Parmalat SpA, in connection with a syndicated loan led by another bank, not belonging to our Group. The claim against UniCredit Banca d'Impresa SpA is for €1,067,071
  - Parmalat Finanziaria, for an amount of €3,768,592

Following a series of restructuring initiatives within the Group, UniCredit Banca d'Impresa SpA novated UniCredit Banca Mediocredito SpA in the claw-back proceedings instituted by Parmalat SpA against the former for an amount of €2,231,000.

- Parmalat SpA had brought claw-back proceedings against UniCredit Factoring SpA for an amount of €24,319,977. However, UniCredit Factoring SpA objected that, even if the claim were accepted in full, the damages would have to be reduced by at least €9,800,000 (due to unpaid receivables).

Real estate finance / financing of purchases of shares in real estate funds

HVB AG will not suffer negative legal consequences if customers cancel their property loan agreements under the Doorstep Transactions Act. According to the law and the opinion on this subject expressed in the ruling by the German Supreme Court, the customer, who is required to demonstrate that the conditions for cancelling the contract have been met, must repay the outstanding loan amount to the Bank, including interest at customary market rates, even after cancellation of the loan agreement. According to the ruling by the European Court of Justice dated October 25, 2005, the relevant German legal provisions do not contravene European law. The European Court of Justice also called for the investment risk to be assumed by the Bank in certain cases because of a failure to explain the right to cancel the contract. However, this applies only if the customer can prove that he would not have made the investment if he had been aware of this right; in addition, the German Supreme Court has decided that the Bank would only have to assume the investment risk in case of culpable actions. Consequently, HVB AG does not expect the more recent Court rulings to have negative effects either. In addition, the Bank's claim to repayment remains in effect even if the borrower issued an invalid proxy to a third party and the Bank relied on the validity of the proxy. Experience gained to date shows that there are no legal risks in such cases. The most recent judgment from the German Supreme Court also confirms the already narrow conditions for an explanation and advisory obligation on the part of the bank. In cases of institutionalised collaboration, the German Supreme Court (in a decision dated May 16, 2006) makes it easier for investors to provide evidence of violations of the explanation obligation. This new concept in legal opinion will only be fully explained by decisions in individual cases in the future.

If the Bank finances the purchase of shares in real estate funds for the borrower with a loan not secured by a real property lien, the borrower can - if the transaction is a so-called related transaction - dispute the claim of the financing bank to repayment of the loan on the basis of objections which the borrower is entitled to assert against the seller or agent in the fund transaction because of improper advice. Consequently, the Bank has no claim against the borrower to repayment of the loan if it utilised the sales organisation of the agent arranging the sale of shares in the fund, the loan was disbursed directly to the fund, and the investor was misled when purchasing the shares. The ruling also stated that the borrower in each individual case would have to demonstrate that these prerequisites were met. From today's standpoint, HVB AG assumes that these circumstances will apply, if at all, only in exceptional cases.

Court proceedings of HVB AG shareholders

- Shareholders have filed suit against the re-election of the shareholder representatives to the Supervisory Board and the election of the auditor for the 2004 financial year at the Annual General Meeting of HVB AG on April 29, 2004. This suit was also rejected on second appeal by the Munich Higher Regional Court in a ruling dated January 18, 2006. A shareholder has filed an appeal with the German Supreme Court against the denial of leave to appeal.

- A shareholder has filed a separate action seeking a declaration that the annual financial statements for 2004 are null and void, claiming that the nomination and election of the auditor of the financial statements at the Annual General Meeting of Shareholders in 2004 was null and void. Because of the decision of January 18, 2006 of the Munich Higher Regional Court mentioned above, HVB AG does not expect this suit to succeed.

- Moreover, some of the parties who filed the legal challenge have filed a motion requesting the removal from the Commercial Register of the capital increase carried out in spring 2004, stating that the appointment of Supervisory Board members in the Commercial Register in 2004 and the annual financial statements are null and void. In view of the result of the proceedings described above, HVB AG expects Munich Registration Court to reject the motion.

- In addition, shareholders have filed a legal challenge against resolutions adopted by the Annual General Meeting of our HVB AG on May 12, 2005. In a ruling dated December 22, 2005, Munich Regional Court sustained the suit to the extent that it related to the approval of the actions of Supervisory Board members for the 2004 financial year because the report of the Supervisory Board did not mention the withdrawal of the appeal against the ruling of Munich Regional Court I of April 15, 2004 and the fact, resulting from that ruling, that the election in 2003 was null and void. Munich Regional Court I dismissed the suit against the election of the Supervisory Board members and the auditor of the financial statements; the ruling is not yet final. The non-ratification of the actions of the Supervisory Board members at the Annual General Meeting of May 12, 2005, on which another resolution was passed at the ordinary general meeting on May 23, 2006, has no material effect on the Bank.

- Furthermore addition, shareholders of HVB AG have filed suit against the resolutions of HVB AG's Annual General Meeting of May 23, 2006, approving the spin-off and take-over agreement of March 29, 2006 and the master agreement of January 16, 2006 in conjunction with the transfer of a loan portfolio to a company in the Goldman Sachs Group. In the so-called release motion filed by HVB AG in response to this suit, the Munich Regional Court on September 27, 2006 stated that the suits filed against the spin-off are no impediment to their being entered in the Commercial Register, since the suits are obviously without foundation. Munich Higher Regional Court rejected the filed suits on February 12, 2007, meaning that the release ruling is final.

- A large number of shareholders have filed suit contesting the resolutions adopted by HVB AG's Extraordinary Shareholders General Meeting on October 25, 2006 approving the sale and transfer of the shares held by our bank in Bank Austria Creditanstalt AG and HVB Bank Ukraine to the UniCredit Spa, the shares held by HVB AG in International Moscow Bank and HVB Bank Latvia to Bank Austria Creditanstalt AG, and the branches in Vilnius and Tallinn to HVB Bank Latvia, asking the Court to declare these resolutions null and void.

- In addition some shareholders have filed suit asking the Court to order HVB AG to provide further information regarding questions which they claim were not fully answered at the Extraordinary Shareholders Meeting, and in particular to provide a full interpretation of the business combination agreement with the UniCredit Spa.

- In the view of HVB AG these claims are without merit. Among the prerequisites stipulated in the purchase and transfer agreements for the execution of the transactions is due diligence on the part of the Management Board in ensuring, on the basis of a report prepared by an external legal consultant, that the approval resolutions contain no errors that would represent an impediment to the execution of the contract in question.

- After the Management Board adopted a resolution for this purpose, the shares held by HVB AG in Bank Austria Creditanstalt AG were transferred to the UniCredit Spa, and in International Moscow Bank and HVB Bank Latvia to Bank Austria Creditanstalt AG, at the beginning of January 2007. With regard to the transfers of the branches in Vilnius and Tallinn to HVB Bank Latvia, and the shares held by HVB AG in HVB Bank Ukraine to UniCredit Spa, other conditions remain to be met.

Special proceedings regarding the cash settlement for Vereins- und Westbank AG

- The extraordinary shareholders' meeting of Vereins- und Westbank AG on June 24, 2004 approved the transfer of shares of minority shareholders of Vereins- und Westbank AG to HVB AG; after settlement of the legal challenges to this move, HVB AG paid the minority shareholders of Vereins- und Westbank AG an increased cash settlement of € 26.65 per share (the "26.65 settlement").

- Notwithstanding this arrangement, numerous minority shareholders have exercised their right to have the 26.65 compensation reviewed in special judicial proceedings pursuant to Section 1 (3) of the Act on the Procedure Regarding the Compensation of Minority Shareholders.

- In a ruling dated March 2, 2006, Hamburg District Court increased the cash settlement to € 37.20 per share on the basis of its own assessment; the Bank has appealed against this decision. HVB AG assumes that, at most, a small additional payment will have to be made to the excluded shareholders of Vereins- und Westbank AG.

Claims asserted by the bankruptcy liquidator of a corporate customer

- In 2002 a corporate customer of HVB AG filed for bankruptcy. The liquidator subsequently asserted claims out of Court against a consortium made up of several banks. HVB AG had a share in this consortium amounting to approximately 9.25% of the outstanding credit facilities. The banks participating in the consortium have appointed a bankruptcy law specialist to review the related issues.

- The expert does not believe that the liquidator is in a particularly strong position and advises the banks in the consortium to reject the out-of-Court claims. At present the outcome related to the out-of-Court claims is uncertain.

- Although HVB AG is of the opinion that the above-mentioned claims are unfounded, a successful lawsuit on the part of the liquidator would result in a claim against HVB AG in the low nine-figure range (in euros).

Trade tax allocation / Hypo Real Estate

- Up to and including 2001, HVB AG charged or reimbursed trade tax (Gewerbesteuer) to various subsidiaries which comprised a single entity with HVB AG or its legal predecessors for trade tax purposes. Hypo Real Estate Bank AG and Hypo Real Estate International AG have now filed a lawsuit demanding repayment of approximately € 62 million plus interest for alleged overpayments and asserting supposed rights to information. On the basis of legal opinions obtained on this matter, HVB AG believes that the plaintiffs are not entitled to their claims.

EU antitrust proceedings and claims of consumer protection associations

- In June 2002 the European Commission imposed a €30 million fine on Bank Austria Creditanstalt AG for alleged illegal collusion in connection with interest rates, prices of various banking products for retail customers and other terms. In the same connection, fines totalling approximately €94 million were imposed on seven other Austrian banks. On December 14, 2006 the European Court of Justice reaffirmed the reason for the fine and the amount; even if Bank Austria Creditanstalt AG appeals this decision or loses an appeal, there will be no detrimental consequences for Bank Austria Creditanstalt AG.

- Austrian consumer protection associations and politicians have announced their intention of possibly asserting damage claims against the banks involved in the above-mentioned proceedings, including Bank Austria Creditanstalt AG. In HVB AG view it is uncertain from a legal standpoint whether a violation of Article 81 of the EC Treaty provides grounds for damage claims of individual customers under civil law, and HVB AG also regards such lawsuits as unfounded for a number of reasons.

- Furthermore, Austrian consumer protection associations have alleged that banks in Austria have been charging their customers excessive interest and fees in contravention of Austrian consumer protection laws. Whether and to what extent such claims are justified depends on the individual circumstances and various legal issues which to date have not been finally resolved by the Austrian Courts. HVB AG believes that the declaration by Bank Austria Creditanstalt AG that it will comply with the settlement arrangements entered into by the Austrian Savings Banks Association with the Austrian consumer protection associations will largely avert detrimental consequences for HVB sub-Group.

Treuhandanstalt litigation

- A pending lawsuit against Bank Austria Creditanstalt AG is related to alleged claims of the Treuhandanstalt, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of Bank Austria Creditanstalt AG. One of the claims in the proceedings is that the former subsidiary participated in the embezzlement of funds from companies in the former East Germany. BvS seeks damages in the amount of approximately € 128 million plus interest. However, HVB AG believes that these claims are unfounded.

Section 5 - Other risks

The main risk factors are those indicated above, but there are other risk profiles.
The Group is broadening the types of risk analysed in order to achieve a more accurate measurement of risk assumed.
At the same time, methods are being established for combining risks

to arrive at an overall measurement of risk by integrating individual risk categories.
These efforts have two aims. The main goal is to gain a better understanding of value drivers within each business area so that risk management can provide effective support for decision-making processes.

The second goal is to refine internal control systems, and risk management is one of the main components of these systems.

The extension of the risk categories comprising the Group's profile is developed in two phases. The first phase consists of recognising risks inherent in the Group's asset and liability positions and its operations, while the second phase consists of determining measurement methods

With regard to the first phase, the Group has added the following risk categories:

- Business risk
- Real estate risk
- Financial investment risk
- Strategic risk.

The definition of these is provided below.

Business risk
This is defined as a reduction of margins not due to market, credit or operational risks, but to changes in the competitive environment and in customer behaviour. Specifically, it mainly concerns future changes in margins and the impact this has on the Group's value.

Real estate risk
This risk is defined as the potential losses from fluctuations in the real estate portfolio owned by the Group and held by Group companies, real estate trusts and special-purpose vehicles. Real estate provided as collateral by customers is not included.

Financial investment risk
This represents the potential loss in value of non-speculative financial investments made in non-Group companies based on the definition of group for the purposes of consolidation in the Accounts. Trading book positions are not taken into consideration.

Strategic risk
Strategic risk arises from unexpected changes in the competitive environment, from the failure to recognise ongoing trends in the banking sector or from making incorrect conclusions regarding these trends. This may lead to decisions that are detrimental to long-term objectives, and that may be irreversible or difficult to correct.

The second step in extending the risk profile consists of identifying the best analysis method. Certain categories are more suitable for quantitative analysis using statistical methods, while others require a more qualitative approach such as scenario analysis.

Quantitative measurement is carried out using:
- Estimates of operating capital and
- Stress tests.

Operating capital is the capital the Group needs to support risks associated with its positions and operations.

Operating capital is related to both individual and combined risk categories. Based on the approaches described, the Group has decided to measure business risks, real estate risks and financial investment risks using a quantitative model since the amount of capital determined is used to cover potential losses. On the other hand, strategic risk is analysed using scenarios that also arrive at an estimate of potential losses in certain contexts, but is not included in the estimate of the combined risk profile since capital is ineffective in the area of strategic errors.
The multi-faceted nature of risk necessitates stress test analyses in addition to the measurement of operating capital. This is done not only to estimate losses in certain scenarios, but also to understand the impact of the factors causing these losses.

Stress tests are performed for individual and combined risk categories by simulating combined changes in risk factors in order to support the estimate of combined operating capital.
In addition, the Group intends to consider the impact of a disaster scenario, which is to say losses arising from extreme situations that have an impact on all risk variables, such as pandemics.
Risk profile refinement is entirely in keeping with the principles of the Second Pillar of the new supervisory regulations.

The Group's approach to capital adequacy consists of five phases:
- Risk identification
- Risk profile measurement
- Planning and allocating capital
- Monitoring
- Risk governance

The activities described primarily involve the first two phases, the identification of risks and the measurement of individual and combined risks.

Notes to the Consolidated Accounts

Part F) Information on Shareholders' Equity

Part F) Information on Shareholders' Equity

Section 1 - Consolidated Shareholders' Equity

A. QUALITATIVE INFORMATION

The UniCredit Group has made a priority of capital management and allocation (for both regulatory and economic capital) on the basis of the risk assumed in order to expand the Group's operations and create value. These activities are part of the Group planning and monitoring process and comprise:

- planning and budgeting processes:
  - proposals as to risk propensity and capitalisation objectives;
  - analysis of risk associated with value drivers and allocation of capital to business areas and units;
  - assignment of risk-adjusted performance objectives;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of the financial plan and dividend policy;
- monitoring processes
  - analysis of performance achieved at Group and business unit level and preparation of management reports for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

The Group has set itself the goal of generating income in excess of that necessary to remunerate risk (cost of equity), and thus of creating value, so as to maximise the return for its shareholders in terms of dividends and capital gains (total shareholder return). This is achieved by allocating capital to various business areas and business units on the basis of specific risk profiles and by adopting a methodology based on risk-adjusted performance measurement (RAPM), which will provide, in support of planning and monitoring processes, a number of indicators that will combine and summarise the operating, financial and risk variables to be considered.

Capital and its allocation are therefore extremely important for strategy, since capital is the object of the return expected by investors on their investment in the Group, and also because it is a resource on which there are external limitations imposed by regulatory provisions.

The definitions of capital used in the allocation process are as follows:

- Risk or employed capital: This is the equity component provided by shareholders (employed capital) for which a return that is greater than or equal to expectations (cost of equity) must be provided;
- Capital at risk: This is the portion of capital and reserves that is used (the budgeted amount or allocated capital) or was used to cover (at period-end - absorbed capital) risks assumed to pursue the objective of creating value.

Capital at risk is dependant on the propensity for risk and is based on the target capitalisation level which is also determined in accordance with the Group's credit rating.

If capital at risk is measured using risk management methods, it is defined as economic capital, if it is measured using regulatory provisions, it is defined as regulatory capital. In detail:

- Economic capital is the portion of equity that is actually at risk, which is measured using probability models over a specific confidence interval.
- Regulatory capital is the component of total capital represented by the portion of shareholders' equity put at risk (Core Equity or Core Tier 1) that is measured using regulatory provisions.

Economic capital and regulatory capital differ in terms of their definition and the categories of risk covered. The former is based on the actual measurement of exposure assumed, while the latter is based on schedules specified in regulatory provisions.

The relationship between the two different definitions of capital at risk can be obtained by relating the two measures to the Group's target credit rating (AA- by S&P) which corresponds to a probability of default of 0.03%. Thus, economic capital is set at a level that will cover adverse events with a probability of 99.97% (confidence interval), while regulatory capital is quantified on the basis of a Core Tier 1 target ratio in line with that of major international banking groups with at least the same target rating.

Thus, during the application process the "double track" approach is used which assumes that allocated capital is the greater of economic capital and regulatory capital (Core Tier 1) at both the consolidated and business area or business unit levels.

If economic capital is higher, this approach makes it possible to allocate the actual capital at risk that regulators have not yet been able to incorporate, and if regulatory capital is higher, it is possible to allocate capital in keeping with regulatory provisions.

The starting point for the capital allocation process is consolidated capital attributable to the Group.

The purpose of the capital management function performed by the Capital Allocation unit of Planning, Finance and Administration is to define the target level of capitalisation for the Group and its companies in line with regulatory restrictions and the propensity for risk.

Capital is managed dynamically: the Capital Allocation unit prepares the financial plan, monitors capital ratios for regulatory purposes on a monthly basis and anticipates the appropriate steps required to achieve its goals.

On the one hand, monitoring is carried out in relation to both shareholders' equity and the composition of capital for regulatory purposes (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital), and on the other hand, in relation to the planning and performance of risk-weighted assets (RWA).

The dynamic management approach aims to identify the investment and capital-raising instruments and hybrid capital instruments that are most suitable for achieving the Group's goals. If there is a capital shortfall, the gaps to be filled and capital generation measures are indicated, and their cost and efficiency are measured using RAPM. In this context, value analysis is enhanced by the joint role played by the Capital Allocation unit in the areas of regulatory, accounting, financial, tax-related, risk management and other aspects and the changing regulations[1] affecting these aspects so that an assessment and all necessary instructions can be given to other Group HQ areas or the companies asked to perform these tasks.

B. QUANTITATIVE INFORMATION

See Section 15 – Shareholders' Equity Group – Items 140, 160, 170, 180, 190, 200 and 220.

Section 2 - Shareholders' Equity and Banking Regulatory Ratios

2.1 Regulatory framework

Regulatory equity and solvency ratios have been calculated on the basis of the companies within the scope of consolidation of UniCredit Group before the acquisition of HVB, and on consolidated figures of HVB sub-group.

1. For example, BIS II, IAS, etc.

2.2 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

1. Tier 1

The following hybrid instruments are included in Tier 1:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (mln)	AMOUNT INCLUDED IN REGULATORY EQUITY (€ '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT	ISSUED THROUGH A SPV SUBSIDIARY
8.05%	perpetual	Oct-10	EUR 540	539,805	yes	yes	yes
9.20%	perpetual	Oct-10	USD 450	341,685	yes	yes	yes
4.03%	perpetual	Oct-15	EUR 750	749,462	yes	yes	yes
5.40%	perpetual	Oct-15	GBP 300	446,760	yes	yes	yes
6.00%	18-Dec-08	(°)	DEM 612	-	no	no	no
12m L + 1.60%	18-Dec-08	(°)	DEM 588	-	no	no	no
12m L + 1.25%	7-Jun-11	(°)	EUR 300	294,368	no	no	no
12m L + 1.25%	7-Jun-11	(°)	EUR 200	200,000	no	no	no
8.741%	30-Jun-31	Jun-29	USD 300	227,790	no	yes	yes
7.76%	13-Oct-36	Oct-34	GBP 100	148,920	no	yes	yes
9.00%	22-Oct-31	Oct-29	USD 200	151,860	no	yes	yes
3m E + 1.50%	perpetual	Dec-07	EUR 85	-	no	no	yes
3m E + 1.50%	perpetual	Dec-07	EUR 550	532,803	no	no	yes
3.50%	31-Dec-31	Dec-29	JPY 25,000	159,307	no	yes	yes
7.055%	perpetual	Mar-12	EUR 600	600,000	yes	no	yes
10y CMS (°°) +0.10%, cap 8.00 %	perpetual	Oct-11	EUR 245	244,753	no	no	no
10y CMS (°°) +0.10%, cap 8.00 %	perpetual	Mar-12	EUR 147	147,000	no	no	no

(°) Prepayment option is not available

(°°) Constant Maturity Swap

2. Tier 2

The following table shows upper tier 2 instruments, which account for more than 10% of the total issued amount:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (mln)	AMOUNT INCLUDED IN REGULATORY EQUITY (€ '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT
3.95%	1-Feb-16	not applicable	EUR 900	894,206	not applicable	yes[1]
5.00%	1-Feb-16	not applicable	GBP 450	668,942	not applicable	yes[1]
6.10%	28-Feb-12	not applicable	EUR 500	499,345	not applicable	yes[1]

1. - If dividend is not paid, payment of interest is suspended (deferral of interest).
- If losses take share capital and reserves under the threshold set by Banca d'Italia to authorize banking business, face value and interests are proportionally reduced

3. Tier 3

There are no values to be disclosed.

B. QUANTITATIVE INFORMATION

Capital for regulatory purposes

		2006	2005
A	**Tier 1 before solvency filters**	**29,384,676**	**27,987,079**
	Positive IAS/IFRS solvency filters	-	-
	Negative IAS/IFRS solvency filters	-	-
B	**Tier 1 after solvency filters**	**29,384,676**	**27,987,079**
C	**Tier 2 before solvency filters**	**18,716,555**	**17,389,629**
	Positive IAS/IFRS solvency filters	-	-
	Negative IAS/IFRS solvency filters	1,156,019	918,221
D	**Tier 2 after solvency filters**	**17,560,536**	**16,471,408**
E	**Tier 1 and tier 2 after solvency filters**	**46,945,212**	**44,458,487**
	Deductions from capital	2,615,153	2,759,053
F	**Total capital**	**44,330,059**	**41,699,434**

2.3 Capital adequacy

	NON-WEIGHTED AMOUNT		WEIGHTED AMOUNTS/REQUIREMENT	
	2006	2005	2006	2005
A RISK ASSETS				
A.1 CREDIT RISK	**597,357,860**	**563,210,734**	**396,390,680**	**391,744,912**
MONETARY ASSETS	**532,101,707**	**501,465,218**	**344,266,023**	**342,003,744**
1. Exposures (other than equity instruments and other subordinated assets) to or guaranteed by:	409,959,407	375,796,428	274,936,515	269,417,584
1.1 Governments and Central Banks	*98,057,349*	*62,904,262*	*3,144,833*	*2,861,425*
1.2 Public entities	*6,440,431*	*7,191,361*	*1,806,761*	*1,770,566*
1.3 Banks	*44,866,132*	*52,886,904*	*10,456,032*	*11,981,648*
1.4 Other entities (other than mortgage loans on residential and non residential properties)	*260,595,495*	*252,813,901*	*259,528,889*	*252,803,945*
2. Mortgage loans on residential property	69,979,280	64,483,616	34,989,640	32,241,808
3. Mortgage loans on non residential property	17,287,130	22,080,953	8,643,565	11,040,477
4. Shares, equity investments and subordinated assets	12,666,114	14,360,719	12,686,772	14,810,426
5. Other assets	22,209,776	24,743,502	13,009,531	14,493,449
OFF-BALANCE-SHEET ASSETS	**65,256,153**	**61,745,516**	**52,124,657**	**49,741,168**
1. Guarantees and commitments with or guaranteed by:	62,703,134	60,680,386	51,327,347	49,284,769
1.1 Governments and Central Banks	*2,152,169*	*2,810,789*	*10,887*	*17,131*
1.2 Public entities	*591,709*	*707,533*	*148,480*	*172,728*
1.3 Banks	*10,092,254*	*9,634,847*	*2,291,117*	*2,213,341*
1.4 Other entities	*49,867,002*	*47,527,217*	*48,876,863*	*46,881,569*
2. Derivative contracts with or guaranteed by:	2,553,019	1,065,130	797,310	456,399
2.1 Governments and Central Banks	-	-	-	-
2.2 Public entities	-	-	-	-
2.3 Banks	*1,597,332*	*253,888*	*319,466*	*50,778*
2.4 Other entities	*955,687*	*811,242*	*477,844*	*405,621*

2.3 Capital adequacy continued

	NON-WEIGHTED AMOUNT		WEIGHTED AMOUNTS/REQUIREMENT	
	2006	2005	2006	2005
B. SOLVENCY REQUIREMENTS				
B.1 CREDIT RISK			**31,711,254**	**31,339,593**
B.2 MARKET RISK			**1,641,042**	**1,671,266**
1. STANDARD METHOD			1,382,352	1,341,006
1.1 Position risk on debt securities			*360,848*	*365,537*
1.2 Position risk on equity securities			*67,302*	*81,039*
1.3 Exchange risk			*200,766*	*210,066*
1.4 Other risks			*753,436*	*684,364*
2. INTERNAL METHOD			258,690	330,260
B.3 OTHER SOLVENCY REQUIREMENTS			**430,994**	**386,983**
B.4 TOTAL SOLVENCY REQUIREMENTS (B1+B2+B3)			**33,783,290**	**33,397,842**
C. TOTAL RISK ASSETS AND SOLVENCY REQUIREMENTS				
C.1 Risk weghted assets			**422,291,125**	**417,473,025**
C.2 Tier 1 capital ratio			**6.96**	**6.70**
C.3 Tier 2 capital ratio			**10.50**	**10.16**

Notes to the Consolidated Accounts

Part G) Business Combinations

Part G) Business Combinations

Section 1 - Business combinations achieved during the year

1.1 Business combinations

During the year no significant business combinations were completed.

1.2 Other information

HVB Group

During 2005 the public purchase offer of Bayerische Hypo-und Vereinsbank Aktiengesellschaft, Monaco, Germany ("HVB") and Bank Austria Creditanstalt AG, Vienna, Austria ("BA-CA") was finalised. HVB and BA-CA shares were exchanged for UniCredit ordinary shares.

Initial recognition of the HVB Group business combination in the consolidated financial statements of the preceding year was determined provisionally, according to IFRS 3. The short period between the acquisition date and the preparation of the annual report as of 31 December 2005 did not allow, in fact, to complete all fair value measurements required by IFRS 3.

Due to the completion in 2006 of the abovementioned fair value measurements, some fair value adjustments of assets, liabilities and potential liabilities were updated in order to reflect the improved knowledge in the acquired entities. According to IFRS 3, Purchase Price Allocation (PPA) completion refers to the acquisition date and, consequently, all adjustments were booked starting from that date (1 November 2005). New PPA values consequently modified Balance Sheet figures as of 31 December 2005, as described in Part A of these explanatory notes.

Moreover, also the calculation of goodwill, resulting from the acquisition, was made only provisionally in last year's consolidated financial statements. Final goodwill figure as of 1 November 2005 is disclosed in this annual report.

The cost of acquisition has been allocated as follows (provisional vs. final figures):

2005 (€ million)

	PROVISIONAL VALUES	FINAL VALUES
HVB Group fair value of net assets acquired	12,078	11,477
Goodwill	6,631	7,232
Cost of acquisition	**18,709**	**18,709**

In particular, final fair value adjustments reach € 993 million compared to € 1,253 million last year in provisional Purchase Price Allocation. Main factors that determined a decrease of the fair value of net assets acquired are as follows:

- Reduction in the fair value of the HVB Group's loan portfolio.
- Reduction in the fair value of some financial instruments.

The abovementioned decrease has been partially offset by an increase in:

- Intangible assets (trademark and customer relationship) resulting from fair value valuations of BPH assets, liabilities and contingent liabilities.
- Intangible assets (customer relationships) deriving from HVB and BA-CA subsidiaries in Private Banking & Asset Management and CEE segments.

Final fair value adjustments concern the following items:

31.12.2006 (€ million)

Property, plant and equipment & Intangible Assets	2,818
- of which: Customer Relationships	*1,700*
Trademarks	*803*
Financial Instruments	(569)
Other liabilities	(1,125)
Tax effects	(131)
Total Net Asset Adjustments	**993**

Finally, goodwill resulting from the completion of PPA activities has been allocated as follows, based on potential synergies and expected results:

(€ million)

DIVISION	31.12.2006
Central Eastern Europe (CEE)	2,264
Corporate	1,413
Markets & Investment Banking	1,284
Poland's Markets	1,093
Private Banking & Asset Management	719
Retail	459
Goodwill	**7,232**

Yapi Kredi Bankasi

During 2005 KFS (joint venture equally held by UniCredit and Koç Holding), acquired the majority interest in Yapi ve Kredi Bankasi A.S., Turkey ("YKB"). Also for this business combination, in the consolidated financial statements as of 31 December 2005 the fair values of assets, liabilities and potential liabilities acquired was determined only provisionally.

PPA activities were completed during 2006 without changes to the previously booked fair values.

1.2.1 Reconciliation of the carrying amount of goodwill at the beginning and end of the period

Goodwill (€ million)

	2006	2005
Carrying amount at the beginning of the period	**9,202**	**1,950**
Gross amount	*10,024*	*2,772*
Cumulative impairment losses	*(822)*	*(822)*
HVB Group PPA completion	601	
Additional goodwill on business combinations	705	6,950
Impairment losses recognised	(357)	
Disposals	(327)	
Net exchange differences	(106)	219
Other changes	190	83
Carrying amount at the end of the period	**9,908**	**9,202**
Gross amount	*11,087*	*10,024*
Cumulative impairment losses	*(1,179)*	*(822)*

Main changes in goodwill during 2006 are due to:

- HVB Group PPA completion (+601 million).
- IMB Bank increased equity stake (+410 million).
- Transfer between Group and Minority interest following BPH acquisition by UCI from BA-CA (+167 million).
- Newly acquired HVB shares (+132 million).
- Goodwill write-off, as requested by IFRS 3, due to tax benefits on tax losses carried forward recognized in HVB Group, after the acquisition date (-347 million).
- Splitska Banka disposal (-323 million).

Section 2 - Business combinations achieved after December 31, 2006

After December 31, 2006 no significant business combinations have been completed.



Notes to the Consolidated Accounts

Part H) Related-Party Transactions

Notes to the Consolidated Accounts

Part H) Related-Party Transactions

Under IAS 24, the significant counterparties for UniCredit include:
- subsidiaries;
- associates;
- Directors and top managers of UniCredit SpA ("key management personnel");
- Close family members of key management personnel and companies controlled by, or associated with, key management personnel or their close family members;
- Group employee pension funds.

Details of Directors' and top managers' compensation are given below, together with related party transactions.

1. Details of Directors' and Top Managers' Compensation

Key management personnel as defined include Directors and managers with strategic responsibility in the areas of planning, directing and controlling the activities of UniCredit, directly or indirectly.

Key management personnel therefore include, as well as the Directors (including the Managing Director/CEO), the Group Deputy General Managers and the other heads of Division or Department holding office in 2006.

Total compensation paid to Directors and top managers is given below, according to the type of compensation.

COMPENSATION PAID TO KEY MANAGEMENT PERSONNEL (€'000)

	2006	2005
a) Short term benefits	41,812	29,239
b) Post-retirement benefits	3,118	2,608
of which: - under defined benefit plans	*488*	*523*
- under defined contribution plans	*2,630*	*2,085*
c) Other long term benefits	85	65
d) Termination benefit	6,500	-
e) Share-based payment	13,758	5,441
TOTAL	**65,273**	**37,353**

The amount includes compensation paid to Directors (€13,293 thousand), key management personnel (€26,529 thousand), as reported in the table required by Consob and included in the Parent Company's accounts, plus €25,451 thousand in respect of other costs relating to the financial year (contributions to be paid by the company, allocations to the employee severance pay provision and cost of share-based payments for the year).

The growth on the previous year is also attributable to the increase in the number of Directors (from 20 to 24) and related compensation, approved by the Annual General Meeting of Shareholders held on 16 December 2005, and in the number of other key management personnel, as a consequence of the new Group organization following the business combination with the HVB Group.

2. Related-Party Transactions

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted, some time ago, a procedure for identifying related-party transactions. Under this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredit, as a listed company and the Parent Company of the banking group of the same name.

In this regard, during 2003 the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by Consob in its communication No. 2064231 dated 30 September 2002. The Managing Director/CEO of UniCredit, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredit Group.

These transactions were generally carried out at arm's length. All intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. The same principle was applied to the rendering of services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.
Further information on related party transactions, and in particular on procedures implemented by the Group, is provided in the chapter "Corporate Governance".

Related party transactions

(€ '000)

	AMOUNTS AS AT 31.12.2006						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Financial assets held for trading	243,600	-	16,840	-	542	**260,982**	**0.14%**
Financial assets designed at fair value	-	-	95,770	-	-	**95,770**	**0.60%**
Available for sale financial assets	1,107	3	2,670	-	-	**3,780**	**0.01%**
Held to maturity investments	1,527	-	26,708	-	-	**28,235**	**0.26%**
Loans and receivables with banks	4,978,039	-	517,185	-	-	**5,495,224**	**6.56%**
Loans and receivables with customers	2,016,619	74,713	343,079	3,635	12,867	**2,450,913**	**0.56%**
Other assets	23,732	-	17,834	-	-	**41,566**	**0.50%**
Total - Assets	**7,264,624**	**74,716**	**1,020,086**	**3,635**	**13,409**	**8,376,470**	**1.07%**
Deposits from banks	16,962,003	1	10,460,898	-	-	**27,422,902**	**18.82%**
Deposits from customers	1,319,863	1,425	230,307	11,015	51,035	**1,613,645**	**0.56%**
Debt securities in issue	1,228,975	-	38,975	-	1	**1,267,951**	**0.41%**
Other liabilities	13,794	2	24,907	-	675	**39,378**	**0.23%**
Total - Liabilities	**19,524,635**	**1,428**	**10,755,087**	**11,015**	**51,711**	**30,343,876**	**3.97%**
Guarantees given and commitments	**561,954**	**-**	**356,211**	**3**	**1,212**	**919,380**	**0.53%**

The above table sets out the assets, liabilities and guarantees as at 31 December 2006, for each group of related parties.

Non-consolidated subsidiaries include HVB Group subsidiaries not consolidated as being of limited significance.
"Other related parties" gives the aggregate of the figures relating to close family members of top managers (i.e., persons who may be expected to influence the individual concerned) and companies controlled by top managers or their close family members, as well as figures relating to Group employee pension funds of which UniCredit is the instituting source.

Pursuant to the provisions of applicable regulations, in 2006 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

Please refer to the Sections "Corporate Transactions" and "Subsequent Events" in the Report on Operations for information on non-recurring significant events and transactions.

Notes to the Consolidated Accounts

Part I) Share-Based Payments

Part I) Share-Based Payments

A. Qualitative information

DESCRIPTION OF SHARE-BASED PAYMENTS

1 Outstanding instruments

Group Medium & Long Term Incentive Plans for selected employees include the following categories:

- **Equity-Settled Share Based Payments,**
- **Cash Settled Share Based Payments**[1].

The first category includes the following:

- **Stock Options** allocated to a selected group of Top & Senior Managers;
- **Performance Shares** allocated to a selected group of Top & Senior Managers and represented by free UniCredit ordinary shares that the Company undertakes to grant, conditional upon achieving performance targets set at Group and Division level in the Strategic Plan and any amendments thereto approved by the Board;
- **Restricted Shares** allocated to a selected group of Middle Managers.

The second category includes synthetic "*Share Appreciation Rights*" linked to the share-value and performance results of some Group-Companies (Pioneer Global Asset Management and UniCredit Xelion Banca).

2 Measurement model

2.1 Stock Options

The Hull and White Evaluation Model has been adopted to measure the economic value of stock options.

This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:

- reaching a Market Share Value equal to an exercise price- multiple **(M)**;
- probability beneficiaries' early exit **(E)** after the end of the Vesting Period.

The following table shows the measurements and parameters used in relation to the Stock Options granted in 2006.

Measurement of Stock Options 2006

	STOCK OPTIONS 2006 (1st TRANCHE)	STOCK OPTIONS 2006 (2nd TRANCHE)	STOCK OPTIONS 2006 (WEIGHTED AVERAGE)
Exercise Price [€]	5.951	5.879	5.9508
UniCredit Share Market Price [€]	5.951	5.879	5.9508
Grant Date	23-Jun-2006	3-Aug-2006	23-Jun-2006
Vesting Period End-Date	23-Jun-2010	3-Aug-2010	23-Jun-2010
Expiry date	31-Dec-2019	31-Dec-2019	31-Dec-2019
Exercise price - Multiple **(M)**	1.5	1.5	-
Exit Rate Post Vesting (E)	3.73%	3.73%	-
Dividend Yield[2]	3.168%	3.206%	-
Volatility	21.685%	21.178%	-
Risk Free Rate	4.254%	4.095%	-
Stock Options' Fair Value per unit at Grant Date [€]	**1.269**	**1.2137**	**1.2688**

1. Linked to the economic value of instruments representing a Subsidiary's Shareholders' Equity.
2. Ratio between the average of the dividends paid by UniCredito Italiano S.p.A. from 2003 to 2006 and the stock's market value at grant date.

Parameters are calculated as follows:
- **Exit rate:** annual percentage of Stock Options forfeited due to termination;
- **Dividend Yield:** last four years average dividend-yield, according to the duration of the vesting period;
- **Volatility:** historical daily average volatility for a period equal to the duration of the vesting period;
- **Exercise Price:** arithmetic mean of the official market price of UniCredit ordinary shares during the month preceding the granting Board resolution;
- **UniCredit Share Market Price:** set equal to the Exercise Price, in consideration of the "at the money" allocation of Stock Options at the date of the grant.

2.2 Other equity instruments (Performance Shares)

The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.

The following table shows the measurements and parameters used in relation to the Performance Shares granted in 2006.

Measurement of Performance Shares 2006

	PERFORMANCE SHARES 2006 (1st TRANCHE)	PERFORMANCE SHARES 2006 (2nd TRANCHE)	PERFORMANCE SHARES 2006 (WEIGHTED AVERAGE)
Grant Date	23-Jun-2006	3-Aug-2006	23-Jun-2006
Vesting Period Start-Date	1-Jan-2009	1-Jan-2009	1-Jan-2009
Vesting Period End Date	31-Dec-2009	31-Dec-2009	31-Dec-2009
UniCredit Share Market Price [€]	5.951	5.879	-
Economic Value of Vesting Conditions	-0.377	-0.377	-
Performance Shares' Fair Value per unit at Grant Date [€]	**5.574**	**5.502**	**5.5737**

2.3 Other equity instruments (Restricted Shares)

The economic value of Restricted Shares is measured considering the share market price at grant date. The following table shows the measurements and parameters used in relation to the Restricted Shares granted in 2006.

Measurement of Restricted Shares 2006

	RESTRICTED SHARES 2006
Grant Date	3-Jan-06
Vesting Period End Date	3-Jan-09
Restricted Shares' Fair Value per unit at Grant Date [€]	**5.87**

Part I) Share-Based Payments

B. Quantitative information

1. Annual changes

UniCredit Stock Options:

ITEMS/NUMBER OF OPTIONS AND EXERCISE PRICE	YEAR 2006			YEAR 2005		
	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY
A. Outstanding at beginning of period	**130,505,783**	**4.6170**	**Mar-2014**	**89,461,783**	**4.5053**	**Nov-2011**
B. Increases						
B.1 New issues	29,291,200	5.9508	Dec-2019	43,130,000	4.8338	Dec-2018
B2. Other						
C. Decreases						
C.1 Forfeited	7,757,673	4.8618		2,086,000	4.3112	
C.2 Exercised[1]	42,201,967	4.5396				
C.3 Expired						
C.4 Other						
D. Outstanding at end of period	**109,837,343**	**4.9851**	**Sep-2016**	**130,505,783**	**4.6170**	**Mar-2014**
E. Vested Options at end of period	**32,086,993**	**4.6663**	**Aug-2010**	**74,583,083**	**4.5943**	**Oct-2010**

1. The average market price at the exercise date is equal to € 5.9118.

Other UniCredit equity instruments:
Performance Shares and Restricted Shares

ITEMS/NUMBER OF OPTIONS AND EXERCISE PRICE	YEAR 2006			YEAR 2005		
	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY
A. Outstanding at beginning of period	**23,504,360**	**-**	**Apr-2008**	**11,796,100**	**-**	**Mar-2007**
B. Increases						
B.1 New issues	12,033,600	-	Sep-2009	13,756,000	-	Dec-2008
B2. Other						
C. Decreases						
C.1 Forfeited	2,804,350	-		706,260	-	
C.2 Exercised[1]	2,548,860	-		1,341,480	-	
C.3 Expired						
C.4 Other						
D. Outstanding at end of period[2]	**30,184,750**	**-**	**Nov-2008**	**23,504,360**	**-**	**Apr-2008**
E. Vested Options at end of period	**4,219,600**					

1. The average market price at the exercise date is equal to € 5.964.
2. 24,345,350 shares (at the end of 2006) and 20,610,960 shares (at the end of 2005) actually granted, provided that performance conditions set have been achieved.

2. Other information

Effects on Profit or Loss

All Share-Based Payment granted after 7 November 2002 whose *vesting period* ends after 1 January 2005 are included within the scope of the IFRS2.
Financial liabilities related to Cash-settled payment plans have been recognized if not yet settled on 1 January 2005.

Financial and P&L effects of share-based payments (€ '000)

	2006		2005	
	TOTAL	VESTED PLANS	TOTAL	VESTED PLANS
Costs[3]	**82,961**		**64,927**	
- connected to Equity Settled Plans	*42,346*		*20,432*	
- connected to Cash Settled Plans	*40,615*		*44,495*	
Debts for Cash Settled Plans	**84,137**	**42,737**	**86,993**	**63,657**
- of which Intrinsic Value		*41,391*		*63,657*

3. Partly included in "general and administrative expenses" and in "staff expenses - other staff" in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI



Maura Banfo, "[illegible] Trip", 2003, [illegible]dit Collectio

Additional Information

Annexes

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH - GERMANY		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A&T-PROJEKTENTWICKLUNGS-VERWALTUNGS GMBH	MUNICH - GERMANY		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A.V. ABWICKLUNGS- UND VERMOGENSVERWALTUNGS GMBH (in liquidation)	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AB IMMOBILIENVERWALTUNGS - GMBH & CO XENOR KG	MUNICH - GERMANY		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			33.33	AB IMMOBILIENVERWALTUNGS-GMBH	(a)
AB IMMOBILIENVERWALTUNGS-GMBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
ABG ANLAGENVERWERTUNGS- UND BETEILIGUNGS - GESELLSCHAFT M.B.H. & CO. OHG	VIENNA - AUSTRIA		100.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH - GERMANY		98.11	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH - GERMANY		98.11	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	(a)
			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINSTRASSE KG	MUNICH - GERMANY		98.11	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACTIVE BOND PORTFOLIO MANAGEMENT GMBH	GRUNWALD - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
ACTIVEST FUND SERVICES S.A.	LUXEMBOURG - LUXEMBOURG		99.50	ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	(a)
ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	BERN - SWITZERLAND		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
ADFINCON - ADVANCED FINANCIAL IT CONSULTING GMBH	HAMBURG - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ADRIA BANK AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		25.50	BANK AUSTRIA CREDITANSTALT AG	(a)
AE LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA - AUSTRIA		99.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
			1.00	AWT HANDELS GESELLSCHAFT M.B.H.	(a)
AGENCJA RYNKU HURTOWEGO PRODUKTOW ROLNYCH AGRO-RYNEK SA (in liquidation)	GLIWICE - POLAND		15.21	BANK BPH SA	(a)
AGIR VERMOGENSVERWALTUNG GMBH & CO. KG	MUNICH - GERMANY		100.00	ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	(a)
AGROB AKTIENGESELLSCHAFT	ISMANING - GERMANY		75.02	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AGRUND GRUNDSTUCKS-GMBH	MUNICH - GERMANY		90.00	HVB IMMOBILIEN AG	(a)
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		33.33	DINERS CLUB CEE HOLDING AG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
AKA AUSFUHRKREDIT-GESELLSCHAFT MBH	FRANKFURT - GERMANY		15.43	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH - GERMANY		100.00	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	(a)
ALFA HOLDING INGATLANSZOLGALTATO KFT.	GYOR - HUNGARY		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ALINT 458 GRUNDSTUCKSVERWALTUNG GESELLSCHAFT M.B.H. & CO. GESCHAFTSHAUS WUPPERTAL KG	BAD HOMBURG - GERMANY		66.33	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
			33.67	ALINT 458 GRUNDSTUCKVERWALTUNG ESELLSCHAFT M.B.H.	(a)
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG - GERMANY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALLCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
ALLEGRO LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLGEMEINE BAUGESELLSCHAFT-A.PORR AG & UNIVERSALE-BAU AG, OHG ZUR ERRI	VIENNA - AUSTRIA		50.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ALLIANZ ZAGREB DD	ZAGREB - CROATIA		19.90	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB - CROATIA		49.00	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB - CROATIA		49.00	ZAGREBACKA BANKA DD	(a)
ALLIB LEASING D.O.O. ZA NAJAM	ZAGREB - CROATIA		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLIB LEASING S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLIB ROM S.R.L.	BUCHAREST - ROMANIA		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
ALMS LEASING GMBH.	SALZBURG - AUSTRIA		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALTE SCHMELZE PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	DRESDEN - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT I KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AMBROSIA & ARNICA HANDELSGES.M.B.H.	VIENNA - AUSTRIA		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ANI LEASING IFN S.A.	BUCHAREST - ROMANIA		90.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			9.95	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.01	BA-CA EXPORT LEASING GMBH	(a)
			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			0.01	CALG ANLAGEN LEASING GMBH	(a)
ANICA SYSTEM SA	LUBLIN - POLAND		13.49	PEKAO FUNDUSZ KAPITALOWY SP. Z.O.O.	(a)
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
ANTUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		90.00	HVB PROJEKT GMBH	(a)
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			1.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH & CO. IMMOBILIEN- UND VERMIETUNGS KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
ARANY PENZUGYI LIZING ZRT. (EX ARANY PENZUGYI LIZING RT)	BUDAPEST - HUNGARY		98.33	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.)	(a)
			1.67	SAS-REAL KFT.	(a)
ARCADIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ARENA STADION BETEILIGUNGSVERWALTUNGS-GMBH (EX STADION ARENA BETEILIGUNGSVERWALTUNGS-GMBH)	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
ARGENTUM MEDIA GMBH & CO. KG	HAMBURG - GERMANY		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY		90.00	HVB PROJEKT GMBH	(a)
ARTEMUS MACRO FUND SPC LIMITED	GEORGE TOWN - CAYMAN ISLANDS		100.00	HVB ASSET MANAGEMENT ASIA LTD	(a)
ARTIST MARKETING ENTERTAINMENT GMBH	VIENNA - AUSTRIA		100.00	MY BETEILIGUNGS GMBH	(a)
ARUNA IMMOBILIENVERMIETUNG GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ASC LOGISTIK GMBH	VIENNA - AUSTRIA		33.17	BANK AUSTRIA CREDITANSTALT AG	(a)
ASSET MANAGEMENT BREMEN GMBH	BREMEN - GERMANY		100.00	BANKHAUS NEELMEYER AG	(a)
ASSET MANAGEMENT GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ASSET S.A.	WARSAW - POLAND		100.00	FINAL HOLDING SP.Z.O.O.	(a)
ASTROTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY		90.00	HVB PROJEKT GMBH	(a)
A-TRUST GESELLSCHAFT FUR SICHERHEITSSYSTEME IM ELEKTRONISCHEN DATENVERKEHR GMBH	VIENNA - AUSTRIA		10.92	BANK AUSTRIA CREDITANSTALT AG	(a)
			2.73	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
AUFBAU DRESDEN GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
AUSTRIA LEASING GMBH	VIENNA - AUSTRIA		99.40	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
			0.40	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AUTO MONDO COMPANY S.A.	BUCHAREST - ROMANIA		20.00	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AVISO ALPHA VERANLAGUNG GMBH	VIENNA - AUSTRIA		22.86	BANK AUSTRIA CREDITANSTALT AG	(a)
AVIVA SPA (EX COMMERCIAL UNION VITA SPA)	MILAN - ITALY		49.00	UNICREDIT BANCA SPA	(a)
AWT HANDELS GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	AWT INTERNATIONAL TRADE AG	(a)
AWT INTERNATIONAL TRADE AG	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
AWT-HANDELS UND BETEILIGUNGS (DEUTSCHLAND) GMBH	BAD HOMBURG - GERMANY		100.00	AWT INTERNATIONAL TRADE AG	(a)
B + H IMMO PRAHA, SPOL. S R.O.	PRAGUE - CZECH REPUBLIC		19.05	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
B.F.S. BETEILIGUNGS-TREUHAND FUR SACHWERTE GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
B.I. INTERNATIONAL LIMITED	GEORGE TOWN - CAYMAN ISLANDS		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
BA- ALPINE HOLDINGS, INC.	WILMINGTON - UNITED STATES		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG - GERMANY		94.90	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CA LEASING (GERMANY) GMBH	BAD HOMBURG - GERMANY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CA SECUND LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CREDITANSTALT BULUS E.O.O.D.	SOFIA - BULGARIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CREDITANSTALT LEASING ALPHA D.O.O.	BELGRADE - SERBIA		100.00	HVB BANKA SERBJA I CRNA GORA A.D. BEOGRAD	(a)
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA WORLDWIDE FUND MANAGEMENT LTD	BRITISH VIRGIN ISLANDS		100.00	LB HOLDING GESELLSCHAFT M.B.H.	(a)
BA/CA-LEASING BETEILIGUNGEN GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA/CA-LEASING FINANZIERUNG GMBH	VIENNA - AUSTRIA		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BAC FIDUCIARIA SPA	DOGANA - REPUBBLIC OF SAN MARINO		100.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CA ADAGIO LEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA ADMINISTRATION SERVICES GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA ANDANTE LEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA BARBUS LEASING D.O.O.	LJUBLJANA - SLOVENIA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BACA BAUCIS LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA BETRIEBSOBJEKTE AG & CO BETA VERMIETUNGS OEG	VIENNA - AUSTRIA		99.90	BA-CA BETRIEBSOBJEKTE GMBH (EX BA-CA BETRIEBSOBJEKTE AG)	(a)
			0.10	MY DREI HANDELS GMBH	(a)
BA-CA BETRIEBSOBJEKTE GMBH (EX BA-CA BETRIEBSOBJEKTE AG)	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA BETRIEBSOBJEKTE PRAHA SPOL. S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BA-CA BETRIEBSOBJEKTE GMBH (EX BA-CA BETRIEBSOBJEKTE AG)	(a)
BACA CENA IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA CHEOPS LEASING GMBH	VIENNA - AUSTRIA		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BA-CA CONSTRUCTION LEASING OOO	ST. PETERSBURG - RUSSIAN FEDERATION		100.00	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	(a)
BACA EXPORT FINANCE LIMITED	LONDON - UNITED KINGDOM		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA EXPORT LEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN - CAYMAN ISLANDS		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN - CAYMAN ISLANDS		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BACA GIOCONDO LEASING D.O.O., SARAJEVO	SARAJEVO - BOSNIA AND HERZEGOVINA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BA-CA GRECO VERSICHERUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		51.02	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA HYDRA LEASING GESELLSCHAFT M.B.H. (EX Z LEASING HYDRA IMMOBILIEN LEASING GESELLSCHFT M.B.H.)	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA INFRASTRUTTURE FINANCE ADVISORY GMBH (EX CA-SHOP HANDELS GMBH)	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA INVESTOR BETEILIGUNGS GMBH	VIENNA - AUSTRIA		24.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
BACA KOMMUNALLEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING ALFA S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BACA LEASING CARMEN GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING DREI GARAGEN GMBH	VIENNA - AUSTRIA		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING GAMA S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA - SLOVENIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING NEKRETNINE DRUSTVO SA OGRANICENOM	BANJA LUKA - BOSNIA AND HERZEGOVINA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA - SLOVENIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING TECHRENT GMBH	VIENNA - AUSTRIA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	VIENNA - AUSTRIA		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH & CO KG	VIENNA - AUSTRIA		100.00	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
BA-CA LUNA LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MINERVA LEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MINOS LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MOBILIEN UND LKW LEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA PEGASUS LEASING GMBH	VIENNA - AUSTRIA		74.80	CALG IMMOBILIEN LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA POLARIS LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA PRESTO LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA PRIVATE EQUITY GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA REAL INVEST ASSET MANAGEMENT GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BACA ROMUS IFN S.A.	BUCHAREST - ROMANIA		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			9.96	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.01	BA-CA EXPORT LEASING GMBH	(a)
			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			0.01	CALG ANLAGEN LEASING GMBH	(a)
BA-CA WIEN MITTE HOLDING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA ZEGA LEASING-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CA-GEBAUDEVERMIETUNGSGMBH	VIENNA - AUSTRIA		50.00	BA-CA-GVG-HOLDING GMBH	(a)
BA-CA-GVG-HOLDING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAI	LONDON - UNITED KINGDOM		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAL ALPHA D.O.O. ZA LEASING (EX BACAI ALPHA D.O.O. ZA LEASING)	ZAGREB - CROATIA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACAL BETA NEKRETNINE D.O.O.	ZAGREB - CROATIA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BACAL VERSICHERUNGSSERVICE HOLDING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING LUPUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW - POLAND		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW - POLAND		75.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW - POLAND		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING POLUS SP. Z O.O.	WARSAW - POLAND		100.00	BACA MINERVA LEASING GMBH	(a)
BAL CARINA IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL DEMETER IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	MID GARAGEN GMBH	(a)
BAL HELIOS IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL HESTIA IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL HORUS IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL HYPNOS IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BAL LETO IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	MID GARAGEN GMBH	(a)
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL PAN IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL SOBEK IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	MID GARAGEN GMBH	(a)
BALEA SOFT GMBH & CO. KG	HAMBURG - GERMANY		100.00	HVB LEASING GMBH	(a)
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG - GERMANY		100.00	HVB LEASING GMBH	(a)
BALTIC BUSINESS CENTER SP.Z.O.O.	GDYNIA - POLAND		62.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	BORGO MAGGIORE – REPUBBLICA OF SAN MARINO		85.35	UNICREDIT PRIVATE BANKING SPA	(a)
			0.04	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	BUCHAREST - ROMANIA		50.05	BANK AUSTRIA CREDITANSTALT AG	(a)
			0.01	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
			0.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.01	BANK AUSTRIA-CEE BETEILIGUNGS GMBH	(a)
			0.01	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANCA D'ITALIA	ROME - ITALY	10.97		UNICREDITO ITALIANO SPA	(a)
BANCO INTERFINANZAS S.A.	BUENOS AIRES - ARGENTINA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA AKTIENGESELLSCHAFT & CO EDV LEASING OHG	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CAYMAN ISLANDS (MANAGEMENT) LTD.	GEORGE TOWN - CAYMAN ISLANDS		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS (NOMINEES) LTD.	GEORGE TOWN - CAYMAN ISLANDS		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS LTD.	GEORGE TOWN - CAYMAN ISLANDS		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT AG	VIENNA - AUSTRIA		77.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
		17.45		UNICREDITO ITALIANO SPA	(a)
BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	LJUBLJANA - SLOVENIA		99.98	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT FINANZSERVICE GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT FUHRPARKMANAGEMENT GMBH	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIENBERATUNGS- UND SERVICE GMBH	VIENNA - AUSTRIA		50.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
			40.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			10.00	BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BANK AUSTRIA CREDITANSTALT KFZ LEASING GMBH	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA - AUSTRIA		99.98	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	VIENNA - AUSTRIA		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT LEASING, LEASING, D.O.O.	LJUBLJANA - SLOVENIA		90.10	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			9.90	BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	(a)
BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	VIENNA - AUSTRIA		94.95	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST IMMOBILIEN-KAPITALANLAGE GM BH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	VIENNA - AUSTRIA		81.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		95.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			5.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	MID GARAGEN GMBH	(a)
BANK AUSTRIA LEASING ATON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	MID GARAGEN GMBH	(a)
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA-CEE BETEILIGUNGSGMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK BPH SA	CRACOW - POLAND	71.03		UNICREDITO ITALIANO SPA	(a)
			0.07	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK - AUSTRIA		41.70	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			4.93	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK MEDICI AG	VIENNA - AUSTRIA		25.25	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK PEKAO SA	WARSAW - POLAND	52.83		UNICREDITO ITALIANO SPA	(a)
			0.08	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			..	BANK AUSTRIA CREDITANSTALT AG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BANK ROZWOJU ENERGETYKI I OCHRONY SWODOWISKA S.A. MEGABANK (in liquidation)	WARSAW - POLAND		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK-AUSTRIA CREDITANSTALT LEASING CROLUS D.O.O. ZA LEASING	ZAGREB - CROATIA		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANKHAUS NEELMEYER AG	BREMEN - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKOWE DORADZTWO PODATKOWE SPOLKA Z O.O.	CRACOW - POLAND		48.78	BANK BPH SA	(a)
BANKPRIVAT AG	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKSERVICE AD	SOFIA - BULGARIA		6.85	BULBANK AD	(a)
			6.49	HVB BANK BIOCHIM AD	(a)
			4.31	HEBROS BANK AD	(a)
BANQUE GALLIERE SA (in liquidation)	PARIS - FRANCE	17.50		UNICREDITO ITALIANO SPA	(a)
BASKET TRIESTE SRL (in bankruptcy)	TRIESTE - ITALY	12.66		UNICREDITO ITALIANO SPA	(a)
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	VIENNA - AUSTRIA		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
			1.00	CALG ANLAGEN LEASING GMBH	(a)
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZBURG - AUSTRIA		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
BAVARIA FILMKUNST GMBH	MUNICH - GERMANY		20.59	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAVARIA SERVICOS DE REPRESENTACAO COMERCIAL LTDA.	SAO PAULO - BRAZIL		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYBG BAYERISCHE BETEILIGUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		22.52	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERISCHE GARANTIEGESELLSCHAFT MBH FUR MITTELSTANDISCHE BETEILIGUNGEN	MUNICH - GERMANY		10.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERISCHE HYPO UND VEREINSBANK AG	MUNICH - GERMANY	94.85		UNICREDITO ITALIANO SPA	(a)
			..	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
BAYERN POWER LIMITED	LONDON - UNITED KINGDOM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BDK CONSULTING	LUCK - UKRAINE		100.00	UNICREDIT BANK LTD	(a)
BE.MA.FIN. SPA	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
BEOFINEST AD	BELGRADE - SERBIA	18.75		UNICREDITO ITALIANO SPA	(a)
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BETEILIGUNG MPV PROJEKTENTWICKLUNG GMBH	HAMBURG - GERMANY		50.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BF EIGHT HOLDING GMBH			100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BFAG - HOLDING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BFL BETEILIGUNGSGESELLSCHAFT FUR FLUGZEUG-LEASING MBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BIL AIRCRAFTLEASING GMBH	GRUNWALD - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
BIL BETEILIGUNGSTREUHAND GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
BIL IMMOBILIEN FONDS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH & CO OBJEKT PERLACH KG	MUNICH - GERMANY		93.87	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
			5.22	BIL V & V VERMIETUNGS GMBH	(a)
BIL LEASING-FONDS GMBH & CO VELUM KG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BIL LEASING-FONDS VERWALTUNGS-GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
BIL V & V VERMIETUNGS GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
BIOM VENTURE CAPITAL GMBH & CO. FONDS KG	PLANEGG - GERMANY		20.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BISER (in liquidation)	UMAG - CROATIA		70.00	ZAGREBACKA BANKA DD	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW - POLAND		15.75	BANK BPH SA	(a)
			14.96	BANK PEKAO SA	(a)
BKS BANK AG	KLAGENFURT - AUSTRIA		29.93	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			7.36	BANK AUSTRIA CREDITANSTALT AG	(a)
BLB EXPORT- IMPORT D.O.O.	BANJA LUKA - BOSNIA AND HERZEGOVINA		49.00	NOVA BANJALUCKA BANKA AD	(a)
BLUE CAPITAL CANADIAN INVESTMENTS INC.	TORONTO - CANADA		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL CANADIAN MANAGEMENT INC.	TORONTO - CANADA		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL DRITTE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL EQUITY I GMBH & CO.KG	HAMBURG - GERMANY		20.68	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY SEKUNDAR GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL ERSTE KANADA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN	HAMBURG - GERMANY		90.90	BLUE CAPITAL FONDS GMBH	(a)
			9.10	BLUE CAPITAL TREUHAND GMBH	(a)
BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNG	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL FONDS GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL GMBH	HAMBURG - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BLUE CAPITAL IMMOBILIEN UND VERWALTUNG SEKUNDAR GMBH (EX AD ACTA 641. VERMOGENSVERWALTUNGSGESELLSC HAFT MBH)	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL INITIATOREN GMBH (EX AD ACTA 642. VERMÖGENSVERWALTUNG SGESELLSCHAFT MBH)	HAMBURG - GERMANY		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL INVESTMENT INC.	DALLAS - UNITED STATES		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL MANAGEMENT INC.	DALLAS - UNITED STATES		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL METRO AMERIKA INC.	ATLANTA - UNITED STATES		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL NOTE ERSTE GMBH & CO. KG	HAMBURG - GERMANY		100.00	BLUE CAPITAL NOTE ERSTE GMBH (EX AD ACTA 640. VERMÖGENSVERWALTUNGS GESELLSCHAFT MBH)	(a)
BLUE CAPITAL NOTE ERSTE GMBH (EX AD ACTA 640. VERMÖGENSVERWALTUNG SGESELLSCHAFT MBH)	HAMBURG - GERMANY		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
BLUE CAPITAL NOTE VERWALTUNGS GMBH (EX AD ACTA 649. VERMÖGENSVERWALTUNG SGESELLSCHAFT MBH)	HAMBURG - GERMANY		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
BLUE CAPITAL PENNSYLVANIA INC.	WASHINGTON - UNITED STATES		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PRIVATE ASSETS GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL REAL ESTATE GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL STIFTUNGSTREUHAND GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL TREUHAND GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE DOLPHIN HANDELS-GMBH	LINZ - AUSTRIA		33.81	GRUNDERFONDS GMBH & CO KEG	(a)
BODE GRABNER BEYE TRUST GMBH	GRUNWALD - GERMANY		100.00	BODEHEWITT AG & CO. KG	(a)
BODEHEWITT AG & CO. KG	GRUNWALD - GERMANY		72.25	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BODEHEWITT BETEILIGUNGS AG	GRUNWALD - GERMANY		72.25	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BONUM ANLAGE-UND BETEILIGUNGSGESELLSCHAFT MBH	BREMEN - GERMANY		100.00	BANKHAUS NEELMEYER AG	(a)
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BORICA AD	SOFIA - BULGARIA		5.32	BULBANK AD	(a)
			4.72	HVB BANK BIOCHIM AD	(a)
			3.84	HEBROS BANK AD	(a)
BORSA ITALIANA SPA	MILAN - ITALY	14.06		UNICREDITO ITALIANO SPA	(a)
			0.79	UNICREDIT BANCA MOBILIARE SPA	(a)
BPH AUTO FINANSE SA	WARSAW - POLAND		100.00	BPH PBK LEASING S.A.	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BPH BANK HIPOTECZNY S.A.	WARSAW - POLAND		99.94	BANK BPH SA	(a)
			0.06	FINAL HOLDING SP.Z.O.O.	(a)
BPH FINANCE PLC.	LONDON - UNITED KINGDOM		100.00	BANK BPH SA	(a)
BPH LEASING S.A.	WARSAW - POLAND		100.00	BPH PBK LEASING S.A.	(a)
BPH PBK LEASING S.A.	WARSAW - POLAND		80.10	BANK BPH SA	(a)
			19.90	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	WARSAW - POLAND		100.00	BANK BPH SA	(a)
BPH REAL ESTATE SA	WARSAW - POLAND		100.00	BANK BPH SA	(a)
BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH S.A. (EX BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH SA)	WARSAW - POLAND		50.14	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	(a)
			49.86	PIONEER INVESTMENTS AUSTRIA GMBH (EX CAPITAL INVEST DIE KAPITALANLAGEGESELL SCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH)	(a)
BREAKEVEN SRL	VERONA - ITALY		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(a)
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BTG BETEILIGUNGSGES. HAMBURG MBH	HAMBURG - GERMANY		13.57	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BUCHSTEIN IMMOBILIENVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BUDAPESTI ERTEKTOZSDE RT.	BUDAPEST - HUNGARY		25.20	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.) (EX HVB BANK HUNGARY RT.)	(a)
BULBANK AD	SOFIA - BULGARIA	86.14		UNICREDITO ITALIANO SPA	(a)
BULGARHIDROPONICK OOD	BOURGAS - BULGARIA		24.81	BULBANK AD	(a)
BURGSCHAFTSGEMEINSCHAFT HAMBURG GMBH	HAMBURG - GERMANY		10.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BUSINESS CENTRE SA (in liquidation)	WARSAW - POLAND		12.50	BANK BPH SA	(a)
BUSINESS CITY MANAGEMENT GMBH	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BV CAPITAL GMBH & CO. BETEILIGUNGS KG NO. 1	HAMBURG - GERMANY		16.76	BLUE CAPITAL EQUITY GMBH	(a)
BV FINANCE PRAHA S.R.O. (in liquidation)	PRAGUE - CZECH REPUBLIC		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. KINOCENTER KG	MUNICH - GERMANY		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	MUNICH - GERMANY		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BVK 2 GMBH (in liquidation)	MUNICH - GERMANY		100.00	HVB BETEILIGUNGSGESELLSCHAFT MBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
C.I.M. BETEILIGUNGEN 1998 GMBH	VIENNA - AUSTRIA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M. UNTERNEHMENSBETEILIGUNG- UND ANLAGEVERMIETUNGS GMBH	VIENNA - AUSTRIA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M.VERWALTUNG UND BETEILIGUNGEN 1999 GMBH	VIENNA - AUSTRIA		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CA EUROPEAN BOND ADVISOR S.A., LUXEMBURG	LUXEMBOURG - LUXEMBOURG		100.00	PIONEER INVESTMENTS AUSTRIA GMBH (EX CAPITAL INVEST DIE KAPITALANLAGEGESELL SCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH)	(a)
CA IB BULINVEST E.O.O.D.	SOFIA - BULGARIA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB CORPORATE FINANCE A.S.	PRAGUE - CZECH REPUBLIC		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB CORPORATE FINANCE D.D.	LJUBLJANA - SLOVENIA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB CORPORATE FINANCE D.O.O.	BELGRADE - SERBIA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB CORPORATE FINANCE LTD., LONDON	LONDON - UNITED KINGDOM		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB CORPORATE FINANCE OOO	MOSCOW - RUSSIAN FEDERATION		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB D.D.	ZAGREB - CROATIA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB FINANCIAL ADVISERS A.S., O.C.P.	BRATISLAVA - SLOVAKIA		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB INTERNATIONAL MARKETS AG	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB INTERNATIONAL MARKETS LTD.	LONDON - UNITED KINGDOM		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB INVEST D.O.O	ZAGREB - CROATIA		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
CA IB ROMANIA SRL	BUCHAREST - ROMANIA		99.99	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
			0.01	CA IB FINANCIAL ADVISERS A.S., O.C.P.	(a)
CA IB SECURITIES (UKRAINE) AT	KIEV - UKRAINE		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CA IB SECURITIES S.A. (BUCHAREST)	BUCHAREST - ROMANIA		99.98	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
			0.01	CA IB ROMANIA SRL	(a)
CA IB TOKEPIACI RT. (EX CA IB CORPORATE FINANCE LTD.,BUDAPEST)	BUDAPEST - HUNGARY		100.00	CA IB CORPORATE FINANCE BERATUNGS GES. M.B.H.	(a)
CABET-HOLDING-AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
CAC FULL SERVICE LEASING, S.R.O.	BRATISLAVA - SLOVAKIA		100.00	CAC LEASING SLOVAKIA A.S.	(a)

Annexes

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CAC FULL SERVICE LEASING, S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	CAC LEASING, A.S.	(a)
CAC LEASING SLOVAKIA A.S.	BRATISLAVA - SLOVAKIA		44.90	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			35.20	CAC LEASING, A.S.	(a)
			19.90	HVB BANK SLOVAKIA A.S.	(a)
CAC LEASING, A.S.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAC POJIST'OVACI MAKLERSKA SPOL. S R.O. (EX ALLRISK-CAC POJIST'OVACI MAKLERSKA SPOL.S R.O.)	PRAGUE - CZECH REPUBLIC		100.00	CAC LEASING, A.S.	(a)
CAC POISTOVACI MAKLER, S.R.O.	BRATISLAVA - SLOVAKIA		80.32	CAC LEASING SLOVAKIA A.S.	(a)
			19.68	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
CAC REAL ESTATE, S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAC-IMMO SRO	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAE PRAHA A.S.	PRAGUE - CZECH REPUBLIC		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)
CAFU VERMOGENSVERWALTUNG GMBH	VIENNA - AUSTRIA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAFU VERMOGENSVERWALTUNG GMBH & CO. OEG (EX CAFU VERMOGENSVENRWALTUNG GMBH & CO. OEG)	VIENNA - AUSTRIA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAIBON.COM INTERNET SERVICES GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	(a)
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING EURO, S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING OVUS S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING PRAHA S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CA-LEASING SENIOREN PARK GMBH	VIENNA - AUSTRIA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA - SLOVENIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG 307 MOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG 435 GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 445 GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ANLAGEN LEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH - GERMANY		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO OEG	VIENNA - AUSTRIA		99.00	CALG ANLAGEN LEASING GMBH	(a)
			1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		99.80	CALG IMMOBILIEN LEASING GMBH	(a)
CALG GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	VIENNA - AUSTRIA		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	CALG ANLAGEN LEASING GMBH	(a)
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	VIENNA - AUSTRIA		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALL NOW TELEKOMMUNIKATIONSSERVICE GES.M.B.H	VIENNA - AUSTRIA		25.00	EUROMARKETING AG	(a)
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	ALABANG - PHILIPPINES		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	ALABANG - PHILIPPINES		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	ALABANG - PHILIPPINES		100.00	HVB ASIA LIMITED	(a)
CAPITALE E SVILUPPO SPA	PERUGIA - ITALY	19.53		UNICREDITO ITALIANO SPA	(a)
CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	VIENNA - AUSTRIA		26.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			26.00	BA-CA ADMINISTRATION SERVICES GMBH	(a)
			5.00	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
			1.00	DINERS CLUB CEE HOLDING AG	(a)
CARLO ERBA REAGENTI SPA	MILAN - ITALY		99.90	UNICREDIT BANCA D'IMPRESA SPA	(b)
CAROM IMMOBILIARE SRL	MILAN - ITALY		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CASSA & ASSICURAZIONI SPA (in liquidation)	VERONA - ITALY	65.00		UNICREDITO ITALIANO SPA	(a)
CASSA DI LIQUIDAZIONE E GARANZIA SPA (in liquidation)	TRIESTE - ITALY	24.61		UNICREDITO ITALIANO SPA	(a)
CBCB - CZECH BANKING CREDIT BUREAU, A.S.	PRAGUE - CZECH REPUBLIC		20.00	HVB BANK CZECH REPUBLIC A.S.	(a)
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW - POLAND		100.00	BANK PEKAO SA	(a)
CDT ADVISOR S.A., LUXEMBURG	LUXEMBOURG - LUXEMBOURG		100.00	PIONEER INVESTMENTS AUSTRIA GMBH (EX CAPITAL INVEST DIE KAPITALANLAGEGESELL SCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH)	(a)
CELER ALLGEMEINE VERMOGENSVERWALTUNGS-, INVESTITIONS-UND BERATUNGS GESELLSCHAFT M.B.H.	BUDAPEST - HUNGARY		100.00	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.) (EX HVB BANK HUNGARY RT.)	(a)
CENTAR GRADSKI PODRUM D.O.O.	ZAGREB - CROATIA		15.01	ZAGREBACKA BANKA DD	(a)
CENTAR KAPTOL D.O.O.	ZAGREB - CROATIA		100.00	ZAGREBACKA BANKA DD	(a)
CENTER FOR BUSINESS AND CULTURE AD	DOBRICH - BULGARIA		17.35	HVB BANK BIOCHIM AD	(a)
CENTER HEINRICH - COLLIN - STRASSE 1 VERMIETUNGS GMBH	VIENNA - AUSTRIA		49.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CENTER HEINRICH-COLLIN-STRASSE1 VERMIETUNGS GMBH U.CO KEG	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CENTER POINT - CONNECTIVE SOFTWARE ENGINEERING GMBH	VILLACH - ST.MAGDALEN - AUSTRIA		26.98	GRUNDERFONDS GMBH & CO KEG	(a)
CENTRA BAU VERWERTUNGSGESELLSCHAFT M.B.H.&CO OEG	VIENNA - AUSTRIA		98.99	CALG IMMOBILIEN LEASING GMBH	(a)
			1.01	CALG ANLAGEN LEASING GMBH	(a)
CENTRAL AND EASTERN EUROPE POWER FUND LTD.	BERMUDA - BERMUDA		17.78	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CENTRAL POLAND FUND LLC	DELAWARE - UNITED STATES		53.19	BANK PEKAO SA	(a)
CENTRO MERCI INTERMODALE DELLE MARCHE - CE.MI.M. SCPA (in liquidation and in bankruptcy)	JESI - ITALY	12.82		UNICREDITO ITALIANO SPA	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CENTRUM KART SA	WARSAW - POLAND		100.00	BANK PEKAO SA	(a)
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	CRACOW - POLAND		98.00	BANK BPH SA	(a)
			2.00	HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	(a)
CENTRUM USLUG KSIEGOWYCH SPOLKA Z O.O.	CRACOW - POLAND		100.00	BANK BPH SA	(a)
CGE POWER LIMITED	LONDON - UNITED KINGDOM		33.35	BAYERN POWER LIMITED	(a)
CHARADE LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHARME INVESTMENTS S.C.A.	LUXEMBOURG - LUXEMBOURG		11.90	UNICREDIT BANCA MOBILIARE SPA	(a)
CHEFREN LEASING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHEMIE PENSIONSFONDS AG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CHINA INTERNATIONAL PACKAGING LEASING CO., LTD.	BEIJING - CHINA		17.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CHINA INVESTMENT INCORPORATIONS (BVI) LTD.	TORTOLA - VERGIN ISLANDS		10.69	HVB HONG KONG LIMITED	(a)
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	(a)
CIBELA GROUP SRL (in bankruptcy)	ORADEA BIHOR - ROMANIA		19.63	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
CITEC IMMOBILIEN GMBH	VIENNA - AUSTRIA		35.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CITEC IMMOBILIEN IN DEUTSCHLAND AG	VIENNA - AUSTRIA		20.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CITY CARRE VERWALTUNGS B.V.	THE HAGUE - THE NETHERLANDS		100.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
CITY HOTEL GMBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CJSC MICEX STOCK EXCHANGE	MOSCOW - RUSSIAN FEDERATION		12.30	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
CJSC MOSCOW INTERBANK CURRENCY EXCHANGE	MOSCOW - RUSSIAN FEDERATION		12.30	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
CL DRITTE CAR LEASING GMBH & CO. KG	CAMIN - GERMANY		90.91	CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	(a)
			9.09	HVB LEASING GMBH	(a)
CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN - GERMANY		100.00	HVB LEASING GMBH	(a)
CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	MOSCOW - RUSSIAN FEDERATION		79.32	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			10.41	BANK AUSTRIA CREDITANSTALT AG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CMP FONDS I GMBH	BERLIN - GERMANY		24.99	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
COBB BETEILIGUNGEN UND LEASING GMBH	VIENNA - AUSTRIA		50.25	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
COMES BAUCONCEPT GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
COMMUNA - LEASING GRUNDSTUCKSVERWA LTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
COMPASS P LIMITED	PLOVDIV - BULGARIA		12.50	HEBROS BANK AD	(a)
CORCIANO CALZATURE SPA (in liquidation)	ELLERA UMBRA (PG) - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CONSORTIUM SRL	MILAN - ITALY	31.24		UNICREDITO ITALIANO SPA	(a)
CONSORZIO CARICESE	BOLOGNA - ITALY	33.11		UNICREDITO ITALIANO SPA	(a)
			0.17	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
			0.07	UNICREDIT BANCA D'IMPRESA SPA	(a)
			0.07	UNICREDIT BANCA PER LA CASA SPA	(a)
			0.07	UNICREDIT BANCA SPA	(a)
			0.07	UNICREDIT CLARIMA BANCA SPA	(a)
			0.07	UNICREDIT PRIVATE BANKING SPA	(a)
			0.07	UNICREDIT XELION BANCA SPA	(a)
CONSORZIO SE.TEL. SERVIZI TELEMATICI (in liquidation)	NAPLES - ITALY		33.33	QUERCIA SOFTWARE SPA	(a)
CONTRA LEASING-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	JAUSERN-LEASING GESELLSCHAFT M.B.H.	(a)
CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI	MILAN - ITALY		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
CORNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
CORSO KARLIN A.S.	PRAGUE - CZECH REPUBLIC		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
COSMOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
CPF MANAGEMENT	BRITISH VIRGIN ISLANDS		40.00	BANK PEKAO SA	(a)
CREDANTI HOLDINGS LIMITED	NICOSIA - CIPRUS		30.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CREDIFARMA SPA	ROME - ITALY	17.00		UNICREDITO ITALIANO SPA	(a)
CREDITANSTALT GLOBAL MARKETS FUND ADVISOR S.A., LUXEMBURG	LUXEMBOURG - LUXEMBOURG		100.00	PIONEER INVESTMENTS AUSTRIA GMBH (EX CAPITAL INVEST DIE KAPITALANLAGEGESELL SCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH)	(a)
CREDITRAS ASSICURAZIONI SPA	MILAN - ITALY		50.00	UNICREDIT BANCA SPA	(a)
CREDITRAS VITA SPA	MILAN - ITALY		50.00	UNICREDIT BANCA SPA	(a)
CRESCAT EQUITY 1 BETEILIGUNGSGESELLSCHAFT MBH & CO. KG	HAMBURG - GERMANY		59.44	BLUE CAPITAL EQUITY GMBH	(a)
CRISTAL PALACE REAL ESTATE, S.R.O.	PRAGUE - CZECH REPUBLIC		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CUKOR INGATLANHASZNOSI'O KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CUMTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DAB BANK AG	MUNICH - GERMANY		76.36	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DANIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
DAYOCO LTD.	HONG KONG - HONG KONG		50.00	NINGBO HOLDING GMBH	(a)
DC ELEKTRONISCHE ZAHLUNGSSYSTEME GMBH	VIENNA - AUSTRIA		100.00	KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	(a)
DELLA VALLE FINANZIARIA SPA (in liquidation)	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DELLA VALLE IMMOBILIARE SPA (in liquidation)	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DEBO LEASING IFN S.A. (EX DEBO LEASING S.R.L.)	BUCHAREST - ROMANIA		90.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			9.95	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.01	BA-CA EXPORT LEASING GMBH	(a)
			0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			0.01	CALG ANLAGEN LEASING GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
DELTATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE BRENNER-TUNNEL PROJEKTGESELLSCHAFT MBH I.L.	MUNICH - GERMANY		18.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE SCHIFFSBANK AG	HAMBURG - GERMANY		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. ANDROMEDA KG	FRANKFURT - GERMANY		12.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. MIRA KG	FRANKFURT - GERMANY		35.79	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			2.33	BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNGS GMBH	(a)
			1.64	BLUE CAPITAL FONDS GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH	DEGGENDORF - GERMANY		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH & CO.GRUNDSTUCKS-KG	DEGGENDORF - GERMANY		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DIE ERSTE-IMMORENT-Z-EINRICHTUNGSHAUS VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		33.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING BUDEJOVICE S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKA LIPA S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKY TESIN S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV TESINSKA S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JABLONEC NAD NISOU S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JIHLAVA S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARLOVY VARY S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARVINA S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING PROSTEJOV S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING TRUTNOV S.R.O.	PRAGUE - CZECH REPUBLIC		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DINERS CLUB CEE HOLDING AG	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
DINERS CLUB CZECH REPUBLIC S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW - POLAND		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB SLOVAKIA S.R.O.	BRATISLAVA - SLOVAKIA		100.00	DINERS CLUB CEE HOLDING AG	(a)
DIONE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	VIENNA - AUSTRIA		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
DIREKTANLAGE.AT AG	SALZBURG - AUSTRIA		100.00	DAB BANK AG	(a)
DLB LEASING, S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	CAC LEASING, A.S.	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DOMUS BISTRO GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS CLEAN REINIGUNGS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS FACILITY MANAGEMENT GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOSPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		25.00	CALG ANLAGEN LEASING GMBH	(a)
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN - GERMANY		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
DRUKBANK SP. Z.O.O.	ZAMOSC - POLAND		100.00	BANK PEKAO SA	(a)
DRUSTVO ZA UPRAVLJANJE PRIVATZACIONIM FONDOM "BLB-MENANDZMENT	BANJA LUKA - BOSNIA AND HERZEGOVINA		49.00	NOVA BANJALUCKA BANKA AD	(a)
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
EBPP ELECTRONIC BILL PRESENTMENT AND PAYMENT GMBH	VIENNA - AUSTRIA		45.00	PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	(a)
EINKAUFSZENTRUM WIESELBURG ERRICHTUNGS- & BETRIEBSGMBH	VIENNA - AUSTRIA		97.55	TC-QUINTA PROJEKTVERWALTUNGSGESELLC HAFT M.B.H.	(a)
			2.45	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
EK MITTELSTANDSFINANZIERUNGS AG	VIENNA - AUSTRIA		98.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ELDO SPA (In receivership)	ROME - ITALY		85.43	UNICREDIT BANCA D'IMPRESA SPA	(b)
			14.29	UNICREDIT BANCA SPA	(b)
ENDERLEIN & CO. GMBH	BIELEFELD - GERMANY		100.00	PLANETHOME AG	(a)
ENGELBERT RUTTEN VERWALTUNGSGESELLSCHAFT KOMMANDITGESELLSCHAFT	DUSSELDORF - GERMANY		30.19	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK MOSE KG	OLDENBURG - GERMANY		68.23	HVB FONDSFINANCE GMBH	(a)
			0.06	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK GREFRATH KG	OLDENBURG - GERMANY		68.20	HVB FONDSFINANCE GMBH	(a)
			0.07	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK KRAHENBERG KG	OLDENBURG - GERMANY		68.24	HVB FONDSFINANCE GMBH	(a)
			0.05	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNG SGESELLSCHAFTM.B.H.	BERLIN - GERMANY		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
ERZET-VERMOGENSVERWALTUNGSGESELLS CHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ESMT EUROPEAN SCHOOL OF MANAGEMENT AND TECHNOLOGY GMBH	BERLIN - GERMANY		24.24	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
EURO CAPITAL STRUCTURES LTD (in liquidation)	DUBLIN - IRELAND		100.00	UNICREDIT BANCA MOBILIARE SPA	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
EUROFIDI SOCIETÀ CONSORTILE DI GARANZIA COLLETTIVA FIDI S.C.P.A.	TURIN - ITALY		10.86	UNICREDIT BANCA D'IMPRESA SPA	(a)
EURO SYNERGIES MANAGEMENT S.A.	PARIS - FRANCE		20.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
EURO-BOND BLUE CAPITAL MANAGEMNT GMBH	BAD SODEN - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
EURO-BOND BLUE CAPITAL VERWALTUNGS GMBH	BAD SODEN - GERMANY		100.00	BLUE CAPITAL FONDS GMBH	(a)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE IMMORENT GRUNDVERWERTUNG SGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO KG	VIENNA - AUSTRIA		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
EUROMARKETING AG	VIENNA - AUSTRIA		71.18	MY BETEILIGUNGS GMBH	(a)
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST - HUNGARY		99.60	EUROPA FUND MANAGEMENT (EX 'EUROPA BEFEKTETESI ALAPKEZELO RT.)	(a)
			0.40	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPA FUND MANAGEMENT (EX EUROPA BEFEKTETESI ALAPKEZELO RT.)	BUDAPEST - HUNGARY		100.00	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPAY AUSTRIA ZAHLUNGSVERKEHRSSYSTEME GMBH	VIENNA - AUSTRIA		13.59	BANK AUSTRIA CREDITANSTALT AG	(a)
			5.78	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	(a)
			4.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	VIENNA - AUSTRIA		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVARIS OBJEKT-GMBH & CO. KG	MUNICH - GERMANY		99.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
			1.00	EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	(a)
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
F.I.M. FONDERIA INDUSTRIE MECCANICHE SPA	SEGUSINO (TV) - ITALY		60.97	UNICREDIT BANCA D'IMPRESA SPA	(b)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FI.MA. SRL	PERUGIA - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FACTORBANK AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		42.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			10.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
FAMILY TRUST MANAGEMENT EUROPE S. A.	LUXEMBOURG - LUXEMBOURG		80.00	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
FARMACISTI RIUNITI SPA	PERUGIA - ITALY		49.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
FASALEX PATENT- UND LIZENZVERWERTUNGS GMBH	KOPFING - AUSTRIA		37.10	GRUNDERFONDS GMBH & CO KEG	(a)
FERNSEH HOLDING III S.A.R.L.	LUXEMBOURG - LUXEMBOURG		8.00	HVB CAPITAL PARTNERS S.A.R.L.	(a)
			3.50	HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN GMBH & CO. KG	MUNICH - GERMANY		94.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	FGB GRUND UND BODEN GMBH & CO. KG	(a)
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
FIDIA SGR SPA	MILAN - ITALY	25.00		UNICREDITO ITALIANO SPA	(a)
FINAL HOLDING SP.Z.O.O.	WARSAW - POLAND		100.00	BANK BPH SA	(a)
FINAL S.A.	DABROWA GORNICZA - POLAND		99.84	FINAL HOLDING SP.Z.O.O.	(a)
FINANCIAL MARKETS SERVICE BANK GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
FINANCIAL RISK MANAGEMENT GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FINAOSTA SPA	AOSTA - ITALY	10.71		UNICREDITO ITALIANO SPA	(a)
FINESCO S.A.	WARSAW - POLAND		18.96	FINAL HOLDING SP.Z.O.O.	(a)
FINMOLISE SPA - FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE	CAMPOBASSO - ITALY	11.84		UNICREDITO ITALIANO SPA	(a)
FIORONI INGEGNERIA SPA (in receivership)	PERUGIA - ITALY		30.05	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI INVESTIMENTI SPA (in receivership)	PERUGIA - ITALY		30.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI SISTEMA SPA (in receivership)	PERUGIA - ITALY		26.18	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIRST SHIP LEASE LTD.			20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FM BETEILIGUNGS-AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		50.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG - GERMANY		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FMZ SAVARIA SZOLGALTATO KFT			75.00	HVB LEASING HUNGARY KERESKEDELMI KORLATOLT FELELOSSEGU TARSASAG	
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
FOLIA LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
FONDERIA METALLI CONVEYORS SRL	MONTE MARENZO (LC) - ITALY		90.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FOOD & MORE GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
FORMAC BETEILIGUNGSGESELLSCHAFT MBH	HAMBURG - GERMANY		33.33	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FORUM POLSKIEGO BIZNESU MEDIA SP.Z O.O. (EX FBP "MEDIA" SP Z.O.O.)	WARSAW - POLAND		100.00	PBK PROPERTY SP. Z.O.O.	(a)
FREIZEITPARK OBERLAA VERMIETUNGS GMBH	VIENNA - AUSTRIA		75.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
FREIZEITPARK OBERLAA VERMIETUNGS GMBH & CO KEG	VIENNA - AUSTRIA		100.00	FREIZEITPARK OBERLAA VERMIETUNGS GMBH	(a)
FUGATO LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
G.E. GRUPPO ELDO SPA (in receivership)	ROME - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
G.F.S. MANAGEMENT KANTOOR B.V.	THE HAGUE - THE NETHERLANDS		100.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE SPA	ROME - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	CALG IMMOBILIEN LEASING GMBH	(a)
GALILEO GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
GAMMATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GANYMED IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.00	CALG ANLAGEN LEASING GMBH	(a)
GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	BERLIN - GERMANY		100.00	GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH	MUNICH - GERMANY		98.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH & CO. GRUNDSTUCKS-KG	MUNICH - GERMANY		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GEBAUDELEASING GRUNDSTUCKSVERWALTU NGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		37.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			37.50	CALG IMMOBILIEN LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GENERALI BULGARIA HOLDING AD (EX OREL-G-HOLDING AD)	SOFIA - BULGARIA		19.33	BULBANK AD	(a)
GESCHUTZTE WERKSTATTE WR. NEUSTADT GESELLSCHAFT M.B.H.	WR. NEUSTADT - AUSTRIA		14.29	BANK AUSTRIA CREDITANSTALT AG	(a)
GESFO GEMEINNUTZIGE BAU- UND SIEDLUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GI VENTURES AKTIENGESELLSCHAFT	MUNICH - GERMANY		20.80	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSV ERMITTLUNGS-KG	(a)
GIRO BANKKARTYA RT.	BUDAPEST - HUNGARY		25.42	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.) (EX HVB BANK HUNGARY RT.)	(a)
GLOBAL LIFE SCIENCE LIMITED PARTNERSHIP	ST. PETER PORT - GUERNSEY C.I.		23.84	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GLS (GP) LIMITED	ST. PETER PORT - GUERNSEY C.I.		15.12	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GOETHE GALERIE CENTERMANAGEMENT GMBH	JENA - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE AG	BERLIN - GERMANY		13.40	GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN - GERMANY		94.00	HVB PROJEKT GMBH	(a)
GOLFANLAGEN KLOPEINERSEE-TURNERSEE GESELLSCHAFT M.B.H. & CO. KG	ST.KANZIAN - AUSTRIA		11.24	BANK AUSTRIA CREDITANSTALT AG	(a)
			4.17	WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG. GEN.M.B.H.	(a)
GOLFPLATZ SCHLOSS EBREICHSDORF ERRICHTUNGS- UND VERMIETUNGS GMBH	VIENNA - AUSTRIA		100.00	FM BETEILIGUNGS-AKTIENGESELLSCHAFT	(a)
GRADSKI PODRUM D.D. IN LIQUIDZIONE	ZAGREB - CROATIA		54.76	ZABA TURIZAM D.O.O.	(a)
			15.04	ZAGREBACKA BANKA DD	(a)
GRAND CENTRAL RE LIMITED	HAMILTON - BERMUDA		92.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GRAND HOTEL SAVOIA SPA	CORTINA D'AMPEZZO (BL) - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
GREENGOLD KERNÖL HANDELS GMBH	ST. MAREIN BEI GRAZ - AUSTRIA		20.00	GRUNDERFONDS GMBH & CO KEG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
GRUNDERFONDS GMBH	LJUBLJANA - SLOVENIA		100.00	BA-CA PRIVATE EQUITY GMBH	(a)
GRUNDERFONDS GMBH & CO KEG	VIENNA - AUSTRIA		100.00	GRUNDERFONDS GMBH	(a)
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH - GERMANY		98.24	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSV ERMITTLUNGS-KG	(a)
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH - GERMANY		92.50	DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT MBH	(a)
			7.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ - AUSTRIA		100.00	BA/CA-LEASING BETEILIGUNGEN GMBH	(a)
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN - GERMANY		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
GUS CONSULTING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GUSTAV-KRAMER-STRASSE 5C VERWALTUNGS GMBH	VIENNA - AUSTRIA		25.50	BANK AUSTRIA CREDITANSTALT AG	(a)
H & B IMMOBILIEN GMBH & CO. OBJEKTE KG	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
H.F.S. BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 14 GMBH & CO. KG	MUNICH - GERMANY		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 GMBH & CO. KG (EX H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 KG)	MUNICH - GERMANY		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 1 BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 2 BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 3 BETEILIGUNGS B.V.	THE HAGUE - THE NETHERLANDS		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 4 KG	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. KOMPLEMENTARS GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH	EBERSBERG - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'ECUADOR' KG	MANNHEIM - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'HAITI' KG	MANNHEIM - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'JAVA' KG	MANNHEIM - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KOREA' KG	MANNHEIM - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KUBA' KG	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'MALAYSIA' KG	MANNHEIM - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'PANAMA' KG	MANNHEIM - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'THAILAND' KG	MANNHEIM - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGSFONDS GMBH & CO. DEUTSCHLAND 'HAWAI' KG	MANNHEIM - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. SCHIFFS-LEASINGFONDS GMBH	MUNICH - GERMANY		100.00	H.F.S. LEASINGFONDS GMBH	(a)
H.F.S. VALUE MANAGEMENT GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 KG GMBH & CO. KG (EX H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 KG)	MUNICH - GERMANY		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 GMBH & CO. KG (EX H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 KG)	MUNICH - GERMANY		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
			50.00	G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS GMBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HALOS GMBH & CO. OBJEKT KG	MUNICH - GERMANY		100.00	HVZ GMBH & CO. OBJEKT KG	(a)
HANSA-NORD-LUX MANAGEMENTGESELLSCHAFT	LUXEMBOURG - LUXEMBOURG		50.00	NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	(a)
HANSEATISCHE VERLAGS-BETEILIGUNGS AKTIENGESELLSCHAFT	HAMBURG - GERMANY		31.25	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
HASSER IMMOBILIARE SRL	ROME - ITALY		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
HAWA GRUNDSTUCKS GMBH & CO. OHG HOTELVERWALTUNG	MUNICH - GERMANY		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG IMMOBILIENVERWALTUNG	MUNICH - GERMANY		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HEBROS BANK AD	PLOVDIV - BULGARIA		99.91	BANK AUSTRIA CREDITANSTALT AG	(a)
HEIZKRAFTWERK COTTBUS VERWALTUNGS GMBH	MUNICH - GERMANY		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HEIZKRAFTWERKE-POOL-VERWALTUNGS-GMBH	MUNICH - GERMANY		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HEKLA IMMOBILIEN PROJEKTENTWICKLUNGS GMBH & CO. HOTEL JENA KG	JENA - GERMANY		100.00	HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
HELLAS LEASING- UND BETEILIGUNGS GMBH	BAD HOMBURG - GERMANY		98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			2.00	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
HERACLIA DI CLAUDIO E PIERANGELO COLLA SNC	SAN DONA' DI PIAVE (VE) - ITALY		100.00	UNICREDIT BANCA SPA	(b)
HERKU LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HESTAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
HMIS MANAGEMENT INFORMATION & SERVICE GMBH	MUNICH - GERMANY		75.00	HVB PROJEKT GMBH	(a)
			25.00	HVB TECTA GMBH	(a)
HOFGARTEN GRUNDBESITZ VERWALTUNG GMBH	BERLIN - GERMANY		49.60	HVB PROJEKT GMBH	(a)
HOFGARTEN REAL ESTATE B.V.	AMSTERDAM - THE NETHERLANDS		47.17	TERRONDA DEVELOPMENT B.V.	(a)
HOKA LEASING-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HONEU LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HOTEL RUGEN BETRIEBS- UND MANAGEMENT GMBH	FRANKFURT - GERMANY		25.20	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HOTEL SEDDINER SEE GMBH	BERLIN - GERMANY		94.00	HVB PROJEKT GMBH	(a)
HP IT-SOLUTIONS GMBH	INNSBRUCK - AUSTRIA		14.29	DIREKTANLAGE.AT AG	(a)
			14.29	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
HROK D.O.O. - HRVATSKI REGISTAR KREDITNIH OBVEZNIKA	ZAGREB - CROATIA		14.00	ZAGREBACKA BANKA DD	(a)
'HVB AGENT D.O.O. ZA POSREDOVANJE U OSIGURANJU (EX HVB AGENT D.O.O. ZA ZASTUPANJE U OSIGURANJU)	ZAGREB - CROATIA		80.00	UNICREDIT LEASING CROATIA D.O.O. ZA LEASING(EX HVB LEASING CROATIA D.O.O. ZA LEASING)	(a)
			20.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB ALTERNATIVE ADVISORS LLC	NEW YORK - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	VIENNA - AUSTRIA		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ASIA ADVISERS SDN. BHD.	KUALA LAMPUR - MALAYSIA		100.00	HVB ASIA LIMITED	(a)
HVB ASIA LIMITED	SINGAPORE - SINGAPORE		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ASSET LEASING LIMITED	LONDON - UNITED KINGDOM		100.00	HVB INTERNATIONAL ASSET LEASING GMBH	(a)
HVB ASSET MANAGEMENT ASIA LTD.	SINGAPORE - SINGAPORE		100.00	HVB ASIA LIMITED	(a)
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH - GERMANY		100.00	HVB VERWA 4 GMBH	(a)
HVB AUSTRALIA PTY LTD.	SYDNEY - AUSTRALIA		100.00	HVB ASIA LIMITED	(a)
HVB AUTO LEASING E.O.O.D.	SOFIA - BULGARIA		100.00	HVB LEASING OOD	(a)
HVB BANCA PENTRU LOCUINTE S.A.	BUCHAREST - ROMANIA		55.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
			35.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			10.00	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
HVB BANK BIOCHIM AD	SOFIA - BULGARIA		99.80	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANK CZECH REPUBLIC A.S.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANK LATVIA AS	RIGA - LATVIA		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB BANK SLOVAKIA A.S.	BRATISLAVA - SLOVAKIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANKA SERBJA I CRNA GORA A.D. BEOGRAD	BELGRADE - SERBIA		99.84	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG - LUXEMBOURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB BETEILIGUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPE BLANC LLC	WILMINGTON - UNITED STATES		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL ASIA LIMITED	HONG KONG - HONG KONG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC II	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC III	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC V	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VI	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VII	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB CAPITAL LLC VIII	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL MANAGEMENT, INC.	NEW YORK - UNITED STATES		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL MARKETS INC.	NEW YORK - UNITED STATES		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL PARTNERS AG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS S.A.R.L.	LUXEMBOURG - LUXEMBOURG		100.00	HVB CAPITAL PARTNERS AG	(a)
HVB CENTRAL PROFIT BANKA D.D., SARAJEVO	SARAJEVO - BOSNIA AND HERZEGOVINA		80.87	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB CESAR D.O.O. BEOGRAD	BELGRADE - SERBIA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB CONSULT GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CREDIT ADVISORS LIMITED	DUBLIN - IRELAND		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ENERGY HOLDINGS LLC	NEW YORK - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB EXPERTISE GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB EXPORT LEASING GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FACTOR PENZUGYI SZOLGALTATO ZRT	BUDAPEST - HUNGARY		98.72	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.) (EX HVB BANK HUNGARY RT.)	(a)
			1.28	SAS-REAL KFT.	(a)
HVB FACTORING S.R.O.	BRATISLAVA - SLOVAKIA		100.00	HVB BANK SLOVAKIA A.S.	(a)
HVB FACTORING S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)
HVB FIERO LEASING OOD	SOFIA - BULGARIA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB FINANCE LONDON LIMITED	LONDON - UNITED KINGDOM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FINANCNE SLUZBY S.R.O.	BRATISLAVA - SLOVAKIA		100.00	HVB BANK SLOVAKIA A.S.	(a)
HVB FINANZBERATUNG GMBH	MUNICH - GERMANY		100.00	HVB VERWA 4 GMBH	(a)
HVB FONDSFINANCE GMBH	MUNICH - GERMANY		95.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			5.00	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HVB FUGGETLEN BIZTOSITASKOZVETITO SZOLGALTATO KFT (EX HVB-LEASING BIZTOSITASI ALKUSZ SZOLGALTATO KORLATOLT FELELOSSEGU TARSA)	BUDAPEST - HUNGARY		80.00	HVB LEASING HUNGARY KERESKEDELMI KORLATOLT FELELOSSEGU TARSASAG	(a)
			20.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
HVB FULL SERVICE D.O.O.	BELGRADE - SERBIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB FUND SERVICES LIMITED (in liquidation)	DUBLIN - IRELAND		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FUNDING TRUST II	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB FUNDING TRUST VIII	WILMINGTON - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY (GP), LLC	NEW YORK - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK - UNITED STATES		4.99	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB HEBROS AUTO E.O.O.D. (EX HEBROS AUTO E.O.O.D.)	SOFIA - BULGARIA		100.00	HVB HEBROS LEASING AD	(a)
HVB HONG KONG LIMITED	HONG KONG - HONG KONG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB IMMOBILIE SLOVAKIA SPOL.S.R.O.	BRATISLAVA - SLOVAKIA		100.00	HVB BANK SLOVAKIA A.S.	(a)
HVB IMMOBILIEN AG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	LUXEMBOURG - LUXEMBOURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INFORMATION SERVICES GMBH (EX HVB INFORMATIONS-VERARBEITUNGS-GMBH)	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INTERNATIONAL ASSET LEASING GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INVESTITIONSBANK GMBH	HAMBURG - GERMANY		100.00	HVB LEASING GMBH	(a)
HVB INVESTMENTS (UK) LIMITED	GEORGE TOWN - CAYMAN ISLANDS		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LEASING CPB D.O.O.	SARAJEVO - BOSNIA AND HERZEGOVINA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING D.O.O.	SARAJEVO - BOSNIA AND HERZEGOVINA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING D.O.O. BEOGRAD	BELGRADE - SERBIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING GMBH	HAMBURG - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LEASING HUNGARY KERESKEDELMI KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			3.33	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LEASING HUNGARY PENZUGYI SZOLGALTATO RT	BUDAPEST - HUNGARY		98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			2.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LEASING IMOBILIAR S.R.L.	BUCHAREST - ROMANIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING INSURANCE BROKER BULGARIA OOD	SOFIA - BULGARIA		80.00	HVB LEASING OOD	(a)
			20.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
HVB LEASING INSURANCE BROKER SRL	BUCHAREST - ROMANIA		99.80	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
HVB LEASING INTERNATIONAL GMBH & CO. KG	HAMBURG - GERMANY		100.00	HVB LEASING GMBH	(a)
HVB LEASING LIMITED PARTNERSHIP	WILMINGTON - UNITED STATES		100.00	HVB CAPE BLANC LLC	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING OOD	SOFIA - BULGARIA		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			10.00	HVB BANK BIOCHIM AD	(a)
HVB - LEASING PLUTO KFT	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LEASING REAL ESTATE BRATISLAVA S.R.O.	BRATISLAVA - SLOVAKIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA - SLOVAKIA		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LIFE SCIENCE GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LOAN PORTFOLIO GMBH & CO. KG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LOAN PORTFOLIO VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (AVON) LIMITED	LONDON - UNITED KINGDOM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (BLACKWATER) LIMITED	LONDON - UNITED KINGDOM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (CAM) LIMITED	LONDON - UNITED KINGDOM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON TRADING LTD.	LONDON - UNITED KINGDOM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB MG LLC	NEW YORK - UNITED STATES		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB MORTGAGE CAPITAL CORP.	WILMINGTON - UNITED STATES		100.00	HVB U.S. FINANCE INC.	(a)
HVB PAYMENTS & SERVICES GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PENSIONSFONDS AG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PENSIONSFONDS-SERVICE GMBH	MUNICH - GERMANY		100.00	HVB PENSIONSFONDS AG	(a)
HVB PGUP LLC	NEW YORK - UNITED STATES		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB POSREDNIK D.O.O.	BELGRADE - SERBIA		100.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
HVB PRINCIPAL EQUITY GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROFIL GESELLSCHAFT FUR PERSONALMANAGEMENT MBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROJEKT EMILIENHOF GMBH & CO. KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT EMILIENHOF VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT GMBH	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROJEKT IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
HVB RATING ADVISORY GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB REALITY CZ, S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	HVB BANK CZECH REPUBLIC A.S.	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB REALTY CAPITAL INC	NEW YORK - UNITED STATES		100.00	HVB U.S. FINANCE INC.	(a)
HVB RUSSELL MANAGEMENT GMBH	MUNICH - GERMANY		51.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SECUR GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED	JOHANNESBURG - SOUTH AFRICA		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SINGAPORE LIMITED	SINGAPORE - SINGAPORE		100.00	HVB ASIA LIMITED	(a)
HVB STRUCTURED INVEST S.A.	LUXEMBOURG - LUXEMBOURG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SUPER LEASING E.O.O.D.	SOFIA - BULGARIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB TECTA GMBH	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB U.S. FINANCE INC.	NEW YORK - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 1 GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 3 GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 4 GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 4.1 GMBH	MUNICH - GERMANY		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.4 GMBH	MUNICH - GERMANY		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.6 GMBH	MUNICH - GERMANY		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 5 GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 5 GMBH & CO. RESTRUKTURIERUNG KG	BOCHUM - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 6 GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 7 GMBH (EX HVBFF HAVELLAND GMBH)	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 8 GMBH (EX MLI MUNCHENER LEASING & INVESTITION FUNFZEHNTE GMBH)	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVBFF BAUMANAGEMENT GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF BETEILIGUNGSTREUHAND GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF INTERNATIONAL GREECE GMBH	MUNICH - GERMANY		100.00	HVBFF INTERNATIONALE LEASING GMBH	(a)
HVBFF INTERNATIONALE LEASING GMBH	MUNICH - GERMANY		90.00	HVB FONDSFINANCE GMBH	(a)
			10.00	HVBFF VERWALTUNGS GMBH	(a)
HVBFF KAPITALVERMITTLUNGS GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ACHTE KG	MUNICH - GERMANY		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ERSTE KG	MUNICH - GERMANY		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO NEUNTE KG	MUNICH - GERMANY		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO SECHSTE KG	MUNICH - GERMANY		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING OBJEKT GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING-FONDS VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVBFF OBJEKT LEIPZIG GMBH	MUNICH - GERMANY		70.00	HVB FONDSFINANCE GMBH	(a)
HVBFF PRODUKTIONSHALLE GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			3.33	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	(a)
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING GARO KFT	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT	(a)
HVB-LEASING HERMES INGATLANHASZNOSITO KFT.	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING IMMOTRUCK ZRT.	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING JUPITER KFT	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST - HUNGARY		71.61	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			28.39	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
HVB-LEASING NANO KFT	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			3.33	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	(a)
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB LEASING ROMANIA IFN S.A. (EX HVB LEASING ROMANIA SRL)	BUCHAREST - ROMANIA		79.70	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			20.00	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
			0.1	BA-CA EXPORT LEASING GMBH	(a)
			0.1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			0.1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING RUBIN KFT	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING SMARAGD KFT	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING SOLE KFT	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING ZAFIR KFT	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVZ GMBH & CO. OBJEKT KG	MUNICH - GERMANY		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HVZ GMBH & CO. OBJEKT UNTERFOHRING KG	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPERION IMMOBILIENVERMIETUNGSGESELL SCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HYPO (UK) HOLDINGS LIMITED	LONDON - UNITED KINGDOM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			..	HVB IMMOBILIEN AG	(a)
HYPO STAVEBNI SPORITELNA A.S.	PRAGUE - CZECH REPUBLIC		60.00	HVB BANK CZECH REPUBLIC A.S.	(a)
			40.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
HYPO-BA LEASING SUD GMBH	KLAGENFURT - AUSTRIA		50.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH	MUNICH - GERMANY		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HYPO-REAL HAUS & GRUNDBESITZ GESELLSCHAFT MBH & CO. IMMOBILIEN	MUNICH - GERMANY		80.00	HVB PROJEKT GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
HYPOVEREINS IMMOBILIEN E.O.O.D.	SOFIA - BULGARIA		100.00	HVB BANK BIOCHIM AD	(a)
HYPOVEREINSFINANCE N.V.	AMSTERDAM - THE NETHERLANDS		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
I.C.M. SPA (in liquidation)	REZZATO (BS) - ITALY		61.00	UNICREDIT BANCA SPA	(b)
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO SPA	SUMIRAGO (VA) - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
I-FABER SOCIETÀ PER AZIONI	MILAN - ITALY		65.32	UNICREDIT BANCA D'IMPRESA SPA	(a)
IFEM SPA (in liquidation)	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IGICOR SPA (in liquidation)	VERONA - ITALY		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
IMAT SPA (in liquidation)	CASTEL SAN PIETRO TERME (BO) - ITALY		96.67	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMM.EDIL.SEI SRL	ROME - ITALY		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMMO I IMMOBILIEN + MOBILIEN-VERMIETUNGS GMBH & CO.KG.	VIENNA - AUSTRIA		100.00	REAL INVEST IMMOBILIEN GMBH (EX IMMOBILIEN VERMIETUNGS GMBH)	(a)
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN - GERMANY		99.25	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGS GESELLSCHAFT MBH	(a)
			0.25	ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNG SGESELLSCHAFT M.B.H.	(a)
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN - GERMANY		95.00	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNG SGESELLSCHAFT MBH	(a)
IMMOBILIEN RATING GMBH	VIENNA - AUSTRIA		61.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
			19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
			19.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMMOBILIEN VERMIETUNGS GMBH & CO PROJEKT GUMPENDORFERSTRASSE 140 KEG	VIENNA - AUSTRIA		87.50	IMMOBILIEN VERMIETUNGS GMBH	(a)
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMMORENT-THETA GRUNDVERWERTUNGSGES ELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMWA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
INDEXCHANGE INVESTMENT AG	UNTERFOHRING - GERMANY		100.00	HVB VERWA 4.4 GMBH	(a)
INDUSTRIA BRIANTEA GIOCATTOLI SPA (in liquidation and subject to voluntary arrangement, ex B.BURAGO SPA)	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INDUSTRIE-IMMOBILIEN-VERWALTUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.90	BANK AUSTRIA CREDITANSTALT AG	(a)
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	VIENNA - AUSTRIA		61.37	BANK AUSTRIA CREDITANSTALT AG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
INFRASTRUKTUR HOLDING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR PLANUNGS- UND ENTWICKLUNGS GMBH	VIENNA - AUSTRIA		45.00	INFRASTRUKTUR HOLDING GMBH	(a)
INNOVED HANDELSGESMBH	VIENNA - AUSTRIA		22.00	GRUNDERFONDS GMBH & CO KEG	(a)
INPROX CHOMUTOV, S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX KARLOVY VARY, S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX KLADNO, S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX OSIJEK D.O.O.	ZAGREB - CROATIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA - SLOVAKIA		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX SR I., SPOL. S R.O.	BRATISLAVA - SLOVAKIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INTERFINANZIARIA S. A.	LUGANO - SWITZERLAND		33.30	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH - GERMANY		94.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INTERPARK MANAGEMENT GMBH & CO. KG	MUNICH - GERMANY		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSV ERMITTLUNGS-KG	(a)
INTERPARK MANAGEMENT VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSV ERMITTLUNGS-KG	(a)
INTERPORTO ROMA EST SPA	ROME - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INTRO LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
INVESCO REAL ESTATE GERMANY L.L.C.	WILMINGTON - UNITED STATES		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GERMANY L.P.	WILMINGTON - UNITED STATES		24.65	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GMBH	MUNICH - GERMANY		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGS GESELLSCHAFT M.B.H.	GERASDORF - AUSTRIA		40.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
IR SERVICES SP ZO.O. (EX 'CA IB PRE IPO INVESTMENT I SP.ZO.O.)	WARSAW - POLAND		99.08	UNICREDIT CA IB POLSKA S.A. (EX CA IB POLSKA S.A.)	(a)
			0.92	CA IB FINANCIAL ADVISERS A.S., O.C.P.	(a)
IRODAHAZ TANACSADO KFT.	BUDAPEST - HUNGARY		100.00	ALFA HOLDING INGATLANSZOLGALTATO KFT.	(a)
ISAR-SEINE IMMOBILIEN GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ISB UNIVERSALE BAU GMBH	BRANDENBURG - GERMANY		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ISPONA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
ISTITUTO FINANZIARIO REGIONALE PIEMONTESE - FINPIEMONTE SPA	TURIN - ITALY	12.41		UNICREDITO ITALIANO SPA	(a)
ISTITUTO PER LA PROMOZIONE DELLA RICERCA E DELL'INSEGNAMENTO SULLA FINANZA E SULLA GESTIONE D'IMPRESA (PROFINGEST)	BOLOGNA - ITALY	12.08		UNICREDITO ITALIANO SPA	(a)
ISTRA GOLF D.O.O.	UMAG - CROATIA		100.00	ISTRATURIST UMAG, HOTELIJERSTVC I TURIZAM DD	(a)
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG - CROATIA		71.80	ZAGREBACKA BANKA DD	(a)
ITALTEL SPA	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
ITP FINANZSERVICE VERWALTUNGSGESELLSCHAFT MBH	SALZKOTTEN - GERMANY		29.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
IVONA BETEILIGUNGSVERWALTUNG GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
JAKALA PROMOPLAN SPA	MILAN - ITALY		74.09	UNICREDIT BANCA D'IMPRESA SPA	(b)
JAUSERN-LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
JOINT STOCK COMMERCIAL BANK HVB BANK UKRAINE	KIEV - UKRAINE		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
JUNIORS' PLAYTIME SRL (in liquidation)	PIANORO (BO) - ITALY		23.91	UNICREDIT BANCA D'IMPRESA SPA	(b)
KADMOS IMMOBILIEN LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH & CO KEG (EX SONNENBLUME SENIOREN BETREUUNGSGESELLSCHAFT M.B.H. & CO. KEG)	VIENNA - AUSTRIA		100.00	KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	(a)
KAPITAL-BETEILIGUNGS AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		20.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KAROLINA LENFONO KFT	TOLNA - HUNGARY		100.00	LAMBACHER HITIAG LEINEN AG	(a)
KELLER CROSSING L.P.	ATLANTA - UNITED STATES		100.00	US PROPERTY INVESTMENTS INC.	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE III	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
KI (7) LIMITED	LONDON - UNITED KINGDOM		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
KLEA ZS-IMMOBILIENVERMIETUNG GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KLEA ZS-LIEGENSCHAFTSVERMIETUNG GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KOC FINANSAL HIZMETLER AS	ISTANBUL - TURKEY	50.00		UNICREDITO ITALIANO SPA	(a)
KOHLER & KRENZER FASHION AG	MUNICH - GERMANY		50.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KOMPETENZZENTRUM SPORT, GESUNDHEIT & TECHNOLOGIE GMBH	GARMISCH PARTENKIRCHEN - GERMANY		10.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW - POLAND		22.96	BANK PEKAO SA	(a)
			11.48	BANK BPH SA	(a)
KREDITGARANTIEGEMEINSCHAFT DES BAYERISCHEN HANDWERKS GMBH	MUNICH - GERMANY		12.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KREDITGARANTIEGEMEINSCHAFT DES HOTEL- UND GASTSTATTENGEWERBES IN BAYER	MUNICH - GERMANY		12.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
KULCSFORMA INGATLANHASZNOSITO KFT. (EX KULCSFORMA INGATLANFEJLESZTO ES BERUHAZO KFT)	BUDAPEST - HUNGARY		100.00	HVB-LEASING NANO KFT	(a)
KUNSTFORUM HANDELSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
KUNSTHAUS LEASING GMBH	VIENNA - AUSTRIA		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
LADIS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
LADON VERWALTUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
LAGERMAX LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LAIMBERG 81. V V AG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
LAMBACHER HITIAG LEINEN AG	STADL - AUSTRIA		45.57	MY FUNF HANDELS GMBH	(a)
LANDOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
LARGO LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.00	VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LASER SRL (in liquidation)	MILAN - ITALY		22.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT MBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
LB HOLDING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	(a)
LBL DREI GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		33.40	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
LEASFINANZ BANK GMBH (EX Z LEASING VELA IMMOBILIEN LEASING GESELLSCHAFT MBH)	VIENNA - AUSTRIA		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	(a)
LEASFINANZ GMBH	VIENNA - AUSTRIA		100.00	LF BETEILIGUNGEN GMBH	(a)
LEASFINANZ MOBILIENVERMIETUNG GMBH	VIENNA - AUSTRIA		100.00	LEASFINANZ GMBH	(a)
LEASING 431 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		20.40	CALG IMMOBILIEN LEASING GMBH	(a)
LEASING 439 GMBH	VIENNA - AUSTRIA		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
LEGATO LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
LENG LOI LIMITED	HONG KONG - HONG KONG		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
LF BETEILIGUNGEN GMBH	VIENNA - AUSTRIA		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	(a)
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG - GERMANY		100.00	HVB LEASING GMBH	(a)
LIBA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		49.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIFE BRITANNIA GP LIMITED	MIDDLESEX - UNITED KINGDOM		100.00	LIFE BRITANNIA MANAGEMENT GMBH (EX MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH)	(a)
LIFE BRITANNIA MANAGEMENT GMBH (EX MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH)	GRUNWALD - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANAGEMENT ZWEITE GMBH	GRUNWALD - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANGAGEMENT ERSTE GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE SCIENCE I BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	(a)
LIFE VERWALTUNGS ERSTE GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ZWEITE GMBH	GRUNWALD - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
LIMITED LIABILITY COMPANY "B.A. REAL ESTATE"	MOSCOW - RUSSIAN FEDERATION		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
LINO HOTEL-LEASING GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIPARK LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LISEURO SPA	UDINE - ITALY	35.11		UNICREDITO ITALIANO SPA	(a)
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
LNC (SPV-AMC) CORP	ALABANG - PHILIPPINES		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
LNC INVESTMENT HOLDING INC	MAKATI CITY - PHILIPPINES		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)
LNC3 ASSET MANAGEMENT INC.	ALABANG - PHILIPPINES		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)
LOCAT LEASING CROATIA D.O.O.	ZAGREB - CROATIA		100.00	LOCAT SPA	(a)
LOCAT RENT SPA	MILAN - ITALY		50.00	LOCAT SPA	(a)
LOCAT SPA	BOLOGNA - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
LORIT IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		25.00	CALG IMMOBILIEN LEASING GMBH	(a)
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)
M.A.I.L. ALPHA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B. H. & CO MCL THETA K	VIENNA - AUSTRIA		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. CEE PROPERTY INVEST GMBH	VIENNA - AUSTRIA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ETA REAL ESTATE MANAGEMENT S.R.O. .	PRAGUE - CZECH REPUBLIC		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.95	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
			0.05	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. GAMMA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	VIENNA - AUSTRIA		100.00	REAL INVEST IMMOBILIEN GMBH (EX IMMOBILIEN VERMIETUNGS GMBH)	(a)
M.A.I.L. PRIVATE EQUITY GMBH	VIENNA - AUSTRIA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO SEKUNDA KEG	VIENNA - AUSTRIA		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO. PRIMERA KEG	VIENNA - AUSTRIA		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	VIENNA - AUSTRIA		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. REAL ESTATE MANAGEMENT JOTA BRATISLAVA S.R.O.	BRATISLAVA - SLOVAKIA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. STRATOS REAL SP.Z.O.O.SPK. (EX STRATOS REAL SP.Z.O.O.SPK.)	WARSAW - POLAND		100.00	M.A.I.L. STRATOS REAL SP.ZO.O. (EX STRATOS REAL SP.ZO.O. SPK)	(a)
M.A.I.L. STRATOS REAL SP.ZO.O. (EX STRATOS REAL SP.ZO.O.)	WARSAW - POLAND		99.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
			1.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. WARSCHAU PROPERTY INVEST ALPHA GMBH	VIENNA - AUSTRIA		100.00	REAL INVEST PROPERTY GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
M.A.I.L. ZETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE - CZECH REPUBLIC		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MANDA-INVEST, DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE, USLUGE MARKETINGA, TE UGOSTITELJSKU I TURISTICKU DJELATNOST (in liquidation)	ZAGREB - CROATIA		50.00	ZAGREBACKA BANKA DD	(a)
MANFRED HANDBUCHLER GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MARIENPLATZ GROSSGARAGE GMBH	MUNICH - GERMANY		66.67	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MARKETING ZAGREBACKE BANKE D.O.O.	ZAGREB - CROATIA		100.00	ZAGREBACKA BANKA DD	(a)
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ - SPAIN		99.96	BACA PEGASUS LEASING GMBH (EX. CALG GRUNDSTUCK- VERWALTUNG GRUNDUNG 1982 GMBH)	(a)
MATHER MA LEASING GMBH & CO OHG	VIENNA - AUSTRIA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MC MARKETING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MC RETAIL GMBH	VIENNA - AUSTRIA		100.00	MC MARKETING GMBH	(a)
MEDIA DRUCK GMBH	TULLN - AUSTRIA		20.00	MEZZANIN FINANZIERUNGS AG	(a)
MEDIOINVEST SRL	PERUGIA - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
MEGADYNE INTERMEDIA SRL	MATHI (TO) - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MEGAPARK INVEST GMBH (EX BA-CA LEASING VERSICHERUNGSSERVICE GMBH & CO KG)	VIENNA - AUSTRIA		40.00	PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	(a)
MELISSE IMMOBILIENBESITS GMBH	VIENNA - AUSTRIA		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH	MUNICH - GERMANY		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSV ERMITTLUNGS-KG	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH & CO. VERWALTUNGS KG	MUNICH - GERMANY		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSV ERMITTLUNGS-KG	(a)
MERIAN GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG - GERMANY		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
METIS SPA	MILAN - ITALY	15.28		UNICREDITO ITALIANO SPA	(a)
METROPOLIS SP. Z0.0.	WARSAW - POLAND		100.00	BPH REAL ESTATE SA	(a)
MEZZANIN FINANZIERUNGS AG	VIENNA - AUSTRIA		56.67	BANK AUSTRIA CREDITANSTALT AG	(a)
MFG FLUGHAFEN-GRUNDSTUCKSVERWALTUN GSGESELLSCHAFT MBH & CO BETA KG			10.56	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MFT MULTIFUNKTIONALE TRAININGSGERATE GMBH	GUNTRAMSDORF - AUSTRIA		73.95	EK MITTELSTANDSFINANZIERUNGS AG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MID GARAGEN GMBH	VIENNA - AUSTRIA		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MILLETERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT BERLIN-BRANDENBURG GMBH	SCHWERIN - GERMANY		11.56	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT MECKLENBURG-VORPOMMERN MBH	SCHWERIN - GERMANY		15.40	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN MBH	DRESDEN - GERMANY		11.84	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN-ANHALT MIT BESCHRANKTER HAFTUNG	MAGDEBURG - GERMANY		12.70	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT THURINGEN MBH	ERFURT - GERMANY		13.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MIZUHO CORPORATE BANK - BA INVESTMENT - CONSULTINGGMBH	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MLI MUNCHENER LEASING & INVESTITION DREIZEHNTE GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITION VIERZEHNTE GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITON SIEBTE GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
MM OMEGA PROJEKTENTWICKLUNGS GMBH	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
MOBILITY CONCEPT GMBH	MUNICH - GERMANY		60.00	HVB LEASING GMBH	(a)
MOC VERWALTUNGS GMBH	MUNICH - GERMANY		23.00	HVB PROJEKT GMBH	(a)
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH - GERMANY		23.00	HVB PROJEKT GMBH	(a)
MOGRA LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MONDUZZI EDITORE SPA	BOLOGNA - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTEL LE QUERCE SRL	PERUGIA - ITALY		32.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTION PICTURE MARKETS GMBH & CO KG	GRUNWALD - GERMANY		50.00	BIL BETEILIGUNGSTREUHAND GMBH	(a)
MOTION PICTURE MARKETS HOLDING GMBH	GRUNWALD - GERMANY		33.33	MOVIE MARKET BETEILIGUNGS GMBH	(a)
MOTION PICTURE PRODUCTION GMBH	GRUNWALD - GERMANY		51.20	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MOVIE MARKET DRITTE PRODUKTIONS GMBH	GRUNWALD - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ERSTE PRODUKTIONS GMBH (in liquidation)	GRUNWALD - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ZWEITE PRODUKTIONS GMBH (in liquidation)	GRUNWALD - GERMANY		100.00	HVB FONDSFINANCE GMBH	(a)
MOZFUND (PROPRIETARY) LIMITED	SANDTON - SOUTH AFRICA		12.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MTS-CETO SA	WARSAW - POLAND		5.68	BANK BPH SA	(a)
			2.89	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
			2.71	BANK PEKAO SA	(a)
MUHOGA MUNCHNER HOCHGARAGEN GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH - GERMANY		25.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MUTNEGRA BETEILIGUNGS- UND VERWALTUNGS-GMBH	HAMBURG - GERMANY		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MY BETEILIGUNGS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY DREI HANDELS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY FUNF HANDELS GMBH	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY SECHS HANDELS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
N665UA OFFSHORE GP, LLC	GEORGE TOWN - CAYMAN ISLANDS		33.33	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
NADINION VERWALTUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
NAKUPNI PARK KRETA S.R.O.	VIENNA - AUSTRIA		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		51.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			6.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NEUBAU AUGASSE 9 ERRICHTUNGS- UND VERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NINGBO HOLDING GMBH	MUNICH - GERMANY		100.00	HVB PRINCIPAL EQUITY GMBH	(a)
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NORD AUTO PIMAZZONI SPA (in liquidation)	VERONA - ITALY		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	HAMBURG - GERMANY		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
NOTARTREUHANDBANK AG	VIENNA - AUSTRIA		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
NOVA BANJALUCKA BANKA AD	BANJA LUKA - BOSNIA AND HERZEGOVINA		90.93	BANK AUSTRIA CREDITANSTALT AG	(a)
OAK RIDGE INVESTMENT LLC	WILMINGTON - UNITED STATES		49.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
OBERBANK AG	LINZ - AUSTRIA		33.06	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
			1.49	BANK AUSTRIA CREDITANSTALT AG	(a)
OBERBANK KB LEASING GESELLSCHAFT M.B.H.	LINZ - AUSTRIA		24.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
OBEROSTERREICHISCHE UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	LINZ - AUSTRIA		10.93	BANK AUSTRIA CREDITANSTALT AG	(a)
OBJEKT SECUNDA V.O.S.	PRAGUE - CZECH REPUBLIC		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT TERTIA V.O.S.	PRAGUE - CZECH REPUBLIC		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT-LEASE GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		49.23	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.77	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		24.75	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
			16.14	BANK AUSTRIA CREDITANSTALT AG	(a)
			8.26	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
OKOLOGISCHER GEWERBEPARK ENTWICKLUNGS GMBH NFG OEG	VIENNA - AUSTRIA		99.80	CALG ANLAGEN LEASING GMBH	(a)
OLG - MOBILIEN - UND ANLAGENLEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG 92 - MOBILIEN- UND ANLAGENLEASING GMBH	VIENNA - AUSTRIA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GRUNDSTUCKSENTWICKLUNGS KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
OLYMPUS @ HCS S.A. (in liquidation)	MANGALIA - ROMANIA		20.00	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
OMNIA GRUNDSTUCKS-GMBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. BETRIEBS KG	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT HAIDENAUPLATZ KG	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKTE SYLT KG	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
OOO "IMB LEASING COMPANY"	MOSCOW - RUSSIAN FEDERATION		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
OPTIMA FINANCIAL SERVICES E.O.O.D.	SOFIA - BULGARIA		100.00	HEBROS BANK AD	(a)
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON - BERMUDA		50.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	(a)
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
OSCA GRUNDSTUCKSVERWALTUNGSGESELLS CHAFT MBH & CO. KG	GRUNWALD - GERMANY		18.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
OSTERREICHISCHE WERTPAPIERDATEN SERVICE GMBH	VIENNA - AUSTRIA		29.50	BANK AUSTRIA CREDITANSTALT AG	(a)
OTEGAU OSTTHURINGER ENTWICKLUNGSGESELLSCHAFT MBH ARBEIT UND UMWELT	GERA - GERMANY		23.40	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH - GERMANY		60.00	T & P VASTGOED STUTTGART B.V.	(a)
			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH - GERMANY		60.00	T & P VASTGOED STUTTGART B.V.	(a)
			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
			10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG WOHN- UND GEWERBEPARK GMBH	MUNICH - GERMANY		51.00	HVB PROJEKT GMBH	(a)
P & U BURO- UND WOHNPARKERRICHTUNGSGES.M.B.H.	VIENNA - AUSTRIA		40.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH	VIENNA - AUSTRIA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG	VIENNA - AUSTRIA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALATIN GRUNDSTUCKVERWALTUNGS GESELLSCHAFT M.B.H.	STOCKERAU - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PANEM ITALIA SPA	MUGGIO' (MI) - ITALY		80.90	UNICREDIT BANCA D'IMPRESA SPA	(b)
PANHANS MASCHINENBAU GMBH	MICHELDORF - AUSTRIA		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		94.00	HVB IMMOBILIEN AG	(a)
			6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			0.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PASC SRL (in bankruptcy)	ROME - ITALY		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PBK PROPERTY SP. Z.O.O.	WARSAW - POLAND		100.00	BANK BPH SA	(a)
PEGASUS BAUTRAGER GMBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PEGASUS PROJECT STADTHAUS HALLE GMBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PEKAO ACCESS SP. Z.O.O.	WARSAW - POLAND		55.26	BANK PEKAO SA	(a)
PEKAO FAKTORING SP. Z.O O.	LUBLIN - POLAND		100.00	BANK PEKAO SA	(a)
PEKAO FINANCIAL SERVICES SP. Z.O.O.	WARSAW - POLAND		100.00	BANK PEKAO SA	(a)
PEKAO FUNDUSZ KAPITALOWY SP. Z.O.O.	WARSAW - POLAND		100.00	BANK PEKAO SA	(a)
PEKAO IMMOBILIER SARL	PARIS - FRANCE		100.00	BANK PEKAO SA	(a)
PEKAO LEASING SP ZO.O.	WARSAW - POLAND		100.00	BANK PEKAO SA	(a)
PEKAO PIONEER P.T.E. SA	WARSAW - POLAND		65.00	BANK PEKAO SA	(a)
			35.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PELOPS LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
PENSION CONSULT BERATUNGSGESELLSCHAFT FUR ALTERSVORSORGE MBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PERTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST - HUNGARY		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
PHG POS - HANDELSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		33.33	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
PHILIPP HOLZMANN AG INHABER AKTIEN NICHT NOTIERT	FRANKFURT - GERMANY		11.46	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PIANA LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON - BERMUDA		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN - IRELAND		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN - ITALY		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	RAANANA - ISRAEL		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER - UNITED STATES		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS UK LIMITED (in liquidation)	LONDON – UNITED KINGDOM		100.00	KI (7) LIMITED (in liquidation)	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PIONEER ASSET MANAGEMENT AS	PRAGUE - CZECH REPUBLIC		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT S.A.I. S.A. (ex CA IB ASSET MANAGEMENT S.A.I. S.A.)	BUCHAREST - ROMANIA		94.97	PIONEER INVESTMENTS AUSTRIA GMBH (EX CAPITAL INVEST DIE KAPITALANLAGEGESELL SCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH)	(a)
			5.00	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG - LUXEMBOURG		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGUE - CZECH REPUBLIC		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FONDS MARKETING GMBH	MUNICH - GERMANY		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FUNDS DISTRIBUTOR INC	BOSTON - UNITED STATES		100.00	PIONEER INVESTMENT MANAGEMENT INC	(a)
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON - BERMUDA		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENT LTD	DUBLIN - IRELAND		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE - AUSTRALIA		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG - HONG KONG		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI - TAILANDIA		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	NEW CASTLE - UNITED KINGDOM		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENTS AUSTRIA GMBH (EX CAPITAL INVEST DIE KAPITALANLAGEGESELL SCHAFT DER BANK AUSTRIA CREDITANSTALT GRUPPE GMBH)	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PIONEER INVESTMENT COMPANY AS	PRAGUE - CZECH REPUBLIC		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST - HUNGARY		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON - UNITED STATES		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN - IRELAND		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON - UNITED STATES		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT SOCIETÀ DI GESTIONE DEL RISPARMIO PER AZIONI	MILAN - ITALY		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON - UNITED STATES		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS KAPITALANLA GEGESELLSCHAFT MBH (EX ACTIVEST INVESTMENTGESELLSCHAFT MBH)	MUNICH - GERMANY		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PIONEER PEKAO INVESTMENT FUND COMPANY SA	WARSAW - POLAND		100.00	PIONEER PEKAO INVESTMENT MANAGEMENT SA	(a)
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW - POLAND		51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
			49.00	BANK PEKAO SA	(a)
PIRELLI PEKAO REAL ESTATE SP. Z O.O. (EX PEKAO DEVELOPMENT SP. Z.O.O.)	WARSAW - POLAND		25.00	BANK PEKAO SA	(a)
PKBL S.A. (in liquidation)	WARSAW - POLAND		84.79	FINAL HOLDING SP.Z.O.O.	(a)
PLAN TRADE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
PLANETHOME AG	MUNICH - GERMANY		99.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PLANETHOME GMBH	MANNHEIM - GERMANY		100.00	PLANETHOME AG	(a)
PLEIADE SRL	MILAN - ITALY		100.00	I-FABER SOCIETÀ PER AZIONI	(a)
PLOTTOS VERWALTUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS O	VIENNA - AUSTRIA		99.90	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	(a)
			0.10	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW - POLAND		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW - POLAND		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
POLISH BANKING SYSTEM SA (in liquidation)	WARSAW - POLAND		48.90	BANK BPH SA	(a)
POLSKA PRASA LOKALNA HOLDING S.A.	MAZOVIECKIE - POLAND		21.30	BANK BPH SA	(a)
POMINVEST DD	SPLIT - CROATIA		88.95	ZAGREBACKA BANKA DD	(a)
PORA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
POSATO LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PPD DRESSO-COLOR SP Z.O.O.	WARSAW - POLAND		10.20	BANK BPH SA	(a)
PPP BUDPRESS SP Z.O.O. (in liquidation)	WARSAW - POLAND		36.21	BANK BPH SA	(a)
PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	WARSAW - POLAND		19.78	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRIMEO FUND LIMITED	GEORGE TOWN - CAYMAN ISLANDS		100.00	LB HOLDING GESELLSCHAFT M.B.H.	(a)
PROCON MULTIMEDIA AKTIENGESELLSCHAFT	HAMBURG - GERMANY		25.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
PROJEKTENTWICKLUNG SCHONEFELD VERWALTUNGSGESELLSCHAFT MBH	STUTTGART - GERMANY		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PROJEKT-GBR KRONSTADTER STRASSE MUNCHEN	MUNICH - GERMANY		75.00	HVB TECTA GMBH	(a)
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
PRUNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB - CROATIA		100.00	ZAGREBACKA BANKA DD	(a)
PRZEDSIEBIORSTWO POLIGRAFICZNO WYDAWNICZE UNIPROM SA (in bankruptcy)	WARSAW - POLAND		10.64	PEKAO FUNDUSZ KAPITALOWY SP. Z.O.O.	(a)
PTP LIEGENSCHAFTSENTWICKLUNG AG	VIENNA - AUSTRIA		25.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
PURGE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADRATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	CALG ANLAGEN LEASING GMBH	(a)
QUERCIA FUNDING SRL	VERONA - ITALY		65.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
QUERCIA SOFTWARE SPA	VERONA - ITALY		100.00	UNICREDIT GLOBAL INFORMATION SERVICES SPA	(a)
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUINTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
R.Z.W. CIMDATA AG	WEIMAR - AUSTRIA		31.48	EK MITTELSTANDSFINANZIERUNGS AG	(a)
RAFFAELLO LUXEMBOURG S.C.A.	LUXEMBOURG - LUXEMBOURG		15.70	UNICREDIT BANCA MOBILIARE SPA	(a)
RAILTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
RAMIUS CAPITAL GROUP, L.L.C.	NEW YORK - UNITED STATES		24.80	BA- ALPINE HOLDINGS, INC.	(a)
RAMIUS HVB PARTNERS LLC	NEW YORK - UNITED STATES		50.00	HVB ALTERNATIVE ADVISORS LLC	(a)
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA - AUSTRIA		99.90	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
RANDUS BETEILIGUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
RE-ST.MARX HOLDING GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW - POLAND		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
REAL INVEST "ATLAS" IMMOBILIENERRICHTUNGS- UND - BETEILIGUNGS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REAL INVEST ASSET MANAGEMENT CZECH REPUBLIC S.R.O.	PRAGUE - CZECH REPUBLIC		90.00	BA-CA REAL INVEST ASSET MANAGEMENT GMBH	(a)
			10.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST IMMOBILIEN GMBH (EX IMMOBILIEN VERMIETUNGS GMBH)	VIENNA - AUSTRIA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH	VIENNA - AUSTRIA		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO ETA KEG	VIENNA - AUSTRIA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	VIENNA - AUSTRIA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO ZETA KEG	VIENNA - AUSTRIA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO. EPSILON KEG	VIENNA - AUSTRIA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY JOTA IMMOBILIENVERWERTUNGS GMBH	VIENNA - AUSTRIA		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST VERMOGENSBERATUNG GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REALITATEN-DEVELOPMENT GMBH	VIENNA - AUSTRIA		26.67	RE-ST.MARX HOLDING GMBH	(a)
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
REAL-RENT LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
RECHTSVERFOLGUNGSGEMEINSCHAFT FLOWTEX SCHADEN GDBR	MUNICH - GERMANY		15.19	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
REMBRA LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
RENAULT LEASING CZ, S.R O.	PRAGUE - -CZECH REPUBLIC		50.00	CAC LEASING, A.S.	(a)
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
RIL II RAIFFEISEN IMMOBILIEN LEASING GES. M.B.H.	VIENNA - AUSTRIA		50.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RISTORANTE TRASIMENO SRL	PERUGIA - ITALY		57.00	UNICREDIT BANCA SPA	(b)
ROLIN GRUNDSTUCKSPLANUNGS- UND - VERWALTUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ROMCARD S.A.	BUCHAREST - ROMANIA		20.00	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ROMWOOL S.A. (in liquidation)	BUCHAREST - ROMANIA		16.40	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY		90.00	HVB PROJEKT GMBH	(a)
RONDO LEASING GMBH	VIENNA - AUSTRIA		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RONNDRIESCH 4 HOLDING (LUXEMBURG) SA	LUXEMBOURG - LUXEMBOURG		17.50	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB TECTA GMBH	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG I.L.	MUNICH - GERMANY		97.00	HVB TECTA GMBH	(a)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
RUBATO LEASING D.O.O.	ZAGREB - CROATIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
RUDOLF PIBER 2001 GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
RWF REAL - WERT GRUNDSTUCKSVERMIET UNGSGESELLSCHAFTM.B.H. & CO. OBJEKT WIEN-HIETZING KOMMANDITGESELL-SCHAFT	VIENNA - AUSTRIA		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
S.A.S.E. SPA	PERUGIA - ITALY	11.38		UNICREDITO ITALIANO SPA	(a)
S.I.CRE.F. SRL (in bankruptcy)	VERONA - ITALY	16.00		UNICREDITO ITALIANO SPA	(a)
S.I.E. SYSTEM INDUSTRIE ELECTRONIC AG	LUSTENAU – AUSTRIA		14.71	EK MITTELSTANDSFINANZIERUNGS AG	(a)
S.S.I.S. - SOCIETÀ SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE - REPUBBLICA OF SAN MARINO		50.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
SAET - SOCIETÀ APPLICAZIONI ELETTRO TERMICHE SPA	TURIN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SALIMA WIEN-MITTE PROJEKTENTWICKLUNG GMBH	VIENNA - AUSTRIA		50.00	BA-CA WIEN MITTE HOLDING GMBH	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH - GERMANY		97.78	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
			2.22	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
SALZBURGER UNTERNEHMENSBETEILIGUNGS GESELLSCHAFT M.B.H.	SALZBURG - AUSTRIA		14.28	BANK AUSTRIA CREDITANSTALT AG	(a)
SAN GIUSTO SEA CENTER SPA	TRIESTE - ITALY		83.38	UNICREDIT BANCA SPA	(b)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. FRANKFURT CITY WEST OFFICE CENTER UND WOHNBAU KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
SAS-REAL KFT.	BUDAPEST - HUNGARY		99.98	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.) (EX HVB BANK HUNGARY RT.)	(a)
			0.02	HVB FACTOR PENZUGYI SZOLGALTATO ZRT	(a)
SASIM SRL	AREZZO - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SAUR CO-INVEST FCPR	PARIS - FRANCE		10.53	HVB CAPITAL PARTNERS AG	(a)
SAVKA LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHLOSSBERG-PROJEKTENTWICKLUNGS-GMBH UND CO 683 KG	MUNICH - GERMANY		88.89	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
			11.11	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	(a)
SCHOELLER LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		60.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
			40.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHOELLER LEASING GESELLSCHAFT MBH & CO. KG	VIENNA - AUSTRIA		100.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLERBANK AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SCHOELLERBANK INVEST AG	SALZBURG - AUSTRIA		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. 'NEUES WOHNEN' KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. DORFANGER KG	MUNICH - GERMANY		90.00	HVB PROJEKT GMBH	(a)
SCHUL- UND AMTSGEBAUDE GRUNDSTUCKS VERWALTUNGSGESELLSCHAFT M.B.H.	GRAZ - AUSTRIA		33.33	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHULERRICHTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHWABISCHE BANK AG	STUTTGART - GERMANY		25.05	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SCI PLATEU DE GUYANCOURT	GUYANCOURT - FRANCE		14.96	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SCIPOMAR S.A. (in liquidation)	MARAMURES - ROMANIA		17.41	BANCA COMERCIALA HVB TIRIAC S.A. (EX BANCA COMERCIALA ION TIRIAC S.A.)	(a)
SE. AM. SERVIZI AMMINISTRATIVI SRL	RIMINI - ITALY		100.00	UNICREDIT BANCA SPA	(b)
SECA-LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
SELFOSS BETEILIGUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SEMPER CAPITAL BETEILIGUNGSMANAGEMENT GMBH	VIENNA - AUSTRIA		24.41	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	VIENNA - AUSTRIA		66.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			33.33	KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	
SERVIZI VENETI ECOLOGICI SPA (in bankruptcy)	ROVIGO - ITALY		79.66	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA - AUSTRIA		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SFB CAPITAL MARKET AD	SOFIA - BULGARIA		10.20	HVB BANK BIOCHIM AD	(a)
SFB STOCKERAUER FINANZIERUNGSBERATUNGS- UND BETEILIGUNGS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SFS FINANCIAL SERVICES GMBH	VIENNA - AUSTRIA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
SHOPLN CARD BETRIEBS GMBH	KLAGENFURT - AUSTRIA		33.33	CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	(a)
SHOPPING CENTER GYOR ERRICHTUNGS UND BETRIEBSGESELLSCHAFT MBH	BUDAPEST - HUNGARY		95.00	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	(a)
			5.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SHS LEASING GMBH	VIENNA - AUSTRIA		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA SPA (in liquidation)	REANA DEL ROYALE (UD) - ITALY		37.04	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
SIA "HVB LEASING"	RIGA - LATVIA		51.00	HVB BANK LATVIA AS	(a)
			49.00	HVB LEASING GMBH	(a)
SIA SPA		15.23		UNICREDITO ITALIANO SPA	(a)
SIATA SOCIETA' INDUSTRIA ATTREZZATURE TURISTICHE ALBERGHIERE SPA (in bankruptcy)	CAMPOBASSO - ITALY		100.00	UNICREDIT PRIVATE BANKING SPA	(b)
SIGMA HOLDING INGATLANSZOLGALTATO KFT.	BUDAPEST - HUNGARY		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIGMA LEASING GMBH	VIENNA - AUSTRIA		99.60	CALG ANLAGEN LEASING GMBH	(a)
			0.40	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SIMON VERWALTUNGS-AKTIENGESELLSCHAFT I.L.	MUNICH - GERMANY		99.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SINERA AG	ZURIGO - SWITZERLAND		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		95.00	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUN	(a)
			5.00	HVB PROJEKT GMBH	(a)
SK BV GRUNDSTUCKSENTWICKLUNG GMBH & CO. KG	COLOGNE - GERMANY		25.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SK BV GRUNDSTUCKSENTWICKLUNG VERWALTUNG GMBH	COLOGNE - GERMANY		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SKOGAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SM-END-2-END.DE AG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SOCIETA DELLA FERROVIA FRIULANA SPA (in liquidation)	GORIZIA - ITALY	18.57		UNICREDITO ITALIANO SPA	(a)
SOCIETA PER I SERVIZI BANCARI - SSB SPA	MILAN - ITALY	13.39		UNICREDITO ITALIANO SPA	(a)
SOCIETA' AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. SPA	VERBANIA - ITALY	10.08		UNICREDITO ITALIANO SPA	(a)
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH - GERMANY		94.90	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
SOLE-FELSEN-BAD WALDVIERTEL GMBH	GMUND - GERMANY		57.00	GRUNDERFONDS GMBH & CO KEG	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
SONATA LEASING-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			1.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
SP PROJEKTENTWICKLUNG SCHONEFELD GMBH & CO.KG	STOCCARDA - GERMANY		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SPARKASSEN-HAFTUNGS AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		28.26	BANK AUSTRIA CREDITANSTALT AG	(a)
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
SPREE GALERIE HOTELBETRIEBSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	ARGENTAURUS IMMOBILIEN-VERMIETUNGS-UND VERWALTUNGS GMBH	(a)
SR IMMOBILIEN VERWALTUNGS GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STADION CENTER EINKAUFS=ERRICHTUNGS GMBH (EX STADION CENTER EINKAUFSZENTR UMSERRICHTUNGS GMBH)	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
STADTEBAULICHE ENTWICKLUNGSGESELLSCHAFT KELKHEIM/TS MIT BESCHRANKTER HAFTUNG	KELKHEIM/TAUNUS - GERMANY		40.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARS GESCHAFTSFUHRUNGS- UND VERWALTUNGS-GMBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARS GMBH & CO. KGAA	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARTKAPITAL-FONDS AUGSBURG II GMBH	AUGSBURG - GERMANY		18.60	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STATUS VERMOGENSVERWALTUNG GMBH	HAMBURG - GERMANY		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		76.00	MID GARAGEN GMBH	(a)
			24.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
STEYBA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
STRUCTURED LEASE GMBH	GRUNWALD - GERMANY		100.00	HVB LEASING GMBH	(a)
STUDIENGESELLSCHAFT FUR ZUSAMMENARBEIT IM ZAHLUNGSVERKEHR (STUZZA) GMBH	VIENNA - AUSTRIA		10.71	BANK AUSTRIA CREDITANSTALT AG	(a)
			1.79	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SUNTO SRL	MILAN - ITALY		80.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SVILUPPO GLOBALE GEIE	ROME - ITALY	25.00		UNICREDITO ITALIANO SPA	(a)
SYNESIS FINANZIARIA SPA	TURIN - ITALY	25.00		UNICREDITO ITALIANO SPA	(a)
SYNTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM - THE NETHERLANDS		87.50	HVB PROJEKT GMBH	(a)
T & P VASTGOED STUTTGART B.V.	AMSTERDAM - THE NETHERLANDS		87.50	HVB PROJEKT GMBH	(a)
TAI TAM LIMITED	LONDON - UNITED KINGDOM		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TALISA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
TC PROJEKTVERWALTUNGSGES.M.B.H.	VIENNA - AUSTRIA		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TCHA IMMOBILIEN VERWALTUNGS-GMBH	MUNICH - GERMANY		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
TC-PRIMA PROJEKTVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	TC-QUINTA IMMOBILIENBETEILIGUNGSGESELLSCHAFT M.B.H	(a)
TC-QUINTA IMMOBILIENBETEILIGUNGSGESELLSCHAFT M.B.H	VIENNA - AUSTRIA		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUINTA IMMOBILIENERRICHTUNGSGESELLSCHAFT M.B.H	VIENNA - AUSTRIA		99.80	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
			0.20	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
TC-SECUNDA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TECHNOLOGIE- UND GRUNDERZENTRUM GERA GMBH	GERA - GERMANY		23.80	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TERRA MAGNA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TERRCASA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH	MUNICH - GERMANY		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIE RUNGSVERMITTLUNGS-KG	MUNICH - GERMANY		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. OBJEKTGESELLSCHAFT GRILLPARZERSTRASSE KG	MUNICH - GERMANY		75.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TERRONDA DEVELOPMENT B.V.	AMSTERDAM - THE NETHERLANDS		100.00	HVB PROJEKT GMBH	(a)
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
THE ST. MARGARETS LIMITED PARTNERSHIP	GEORGE TOWN - CAYMAN ISLANDS		20.93	HVB ASSET LEASING LIMITED	(a)
THETA FUNF HANDELS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
TIESSE TEXTILE SERVICE SRL (in liquidation)	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
TISHMAN SPEYER BERLIN GMBH & CO. FRIEDRICHSTRASSE KG	BERLIN - GERMANY		41.92	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			7.18	HVB PROJEKT GMBH	(a)
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH - GERMANY		99.67	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
TL 1 TANK LEASING VERWALTUNGSGESELLSCHAFT MBH	CAMIN - GERMANY		100.00	HVB LEASING GMBH	(a)
TLX SPA	MILAN - ITALY		50.00	UNICREDIT BANCA MOBILIARE SPA	(a)
TRANSTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		93.85	HVB IMMOBILIEN AG	(a)
			6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. & CO BUROGEBAUDE OBERE DONAUSTRASSE 17-19 REVITALISIERUNGS KG	VIENNA - AUSTRIA		100.00	TC-QUARTA PROJEKTVERWALTUNGSGESELLS CHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. ARBEITERHEIM FAVO	VIENNA - AUSTRIA		100.00	TC PROJEKTVERWALTUNGSGES.M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. WOHNPARK PALTAUFGASSE VERMIETUNGS KG	VIENNA - AUSTRIA		100.00	TC-TERTIA PROJEKTVERWALTUNGSGESELLSC HAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESMBH U. CO. PALAIS LEITENBERGER REVITALISIERUNGS KG	VIENNA - AUSTRIA		100.00	TC-SECUNDA PROJEKTVERWALTUNGSGESELL SCHAFT M.B.H.	(a)
TREVITEX SPA (in bankruptcy)	MILAN - ITALY		44.49	UNICREDIT BANCA D'IMPRESA SPA	(b)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TRIPLE A RATING ADVISORS BERATUNG GES.M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
TRITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
TRITON GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
TRIVIMM SRL	VERONA - ITALY		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(a)
UBF MITTELSTANDSFINANZIERUNGS AG	VIENNA - AUSTRIA		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
UBITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
UDEKO HANDELSGESELLSCHAFT MBH	LUXEMBOURG - LUXEMBOURG		24.90	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
UI BETEILIGUNGSGESELLSCHAFT MBH	FRANKFURT - GERMANY		19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG - GERMANY		100.00	ISB UNIVERSALE BAU GMBH	(a)
UNI GEBAUDEMANAGEMENT GMBH	LINZ - AUSTRIA		50.00	BA-CA-GVG-HOLDING GMBH	(a)
UNI IT SRL	LAVIS - ITALY		51.00	UNICREDIT PRODUZIONI ACCENTRATE SPA	(a)
UNIBANKA AS	BRATISLAVA - SLOVAKIA	97.11		UNICREDITO ITALIANO SPA	(a)
			..	ZIVNOSTENSKA BANKA AS	(a)
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT (SUISSE) BANK SA	LUGANO - SWITZERLAND		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT (SUISSE) TRUST SA	LUGANO - SWITZERLAND		100.00	UNICREDIT (SUISSE) BANK SA	(a)
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON - UNITED KINGDOM		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN - IRELAND		100.00	UNICREDIT AUDIT SPA	(a)
UNICREDIT AUDIT SPA	MILAN - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANCA D'IMPRESA SPA	VERONA - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANCA MOBILIARE SPA	MILAN - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANCA PER LA CASA SPA	MILAN - ITALY		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT BANCA SPA	BOLOGNA - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.)	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK LTD	LUCK - UKRAINE		97.57	BANK PEKAO SA	(a)
			2.43	DRUKBANK SP. Z.O.O.	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT BEIJING CONSULTANTS COMPANY LTD	BEIJING - CHINA		100.00	UNICREDIT CHINA CAPITAL LTD	(a)
UNICREDIT BROKER SPA	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
UNICREDIT CA IB POLSKA S.A. (EX CA IB POLSKA S.A.)	WARSAW - POLAND		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT CHINA CAPITAL LTD	HONG KONG - HONG KONG		51.00	UNICREDIT BANCA MOBILIARE SPA	(a)
UNICREDIT CLARIMA A.D.	SOFIA - BULGARIA		50.10	UNICREDIT CLARIMA BANCA SPA	(a)
			49.90	BULBANK AD	(a)
UNICREDIT CLARIMA BANCA SPA	MILAN - ITALY		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT DELAWARE INC	DOVER - UNITED STATES	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT FACTORING EAD	MILAN - ITALY		100.00	BULBANK AD	(a)
UNICREDIT FACTORING SPA	MILAN - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT INFRASTRUTTURE SPA	TURIN - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT INGATLANLIZIN ZRT (EX BA - CA INGATLANLIZING SZOLGALTATO RESZVENYTARSASAG)	BUDAPEST - HUNGARY		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG - LUXEMBOURG	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN - IRELAND		100.00	UNICREDITO ITALIANO BANK (IRELAND) PLC	(a)
UNICREDIT JELZALOGBANK ZRT. (EX HVB JELZALOGBANK ZRT.)	BUDAPEST - HUNGARY		99.97	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.)	(a)
			0.03	SAS-REAL KFT.	(a)
UNICREDIT LEASING AD (EX HVB HEBROS LEASING AD)	SOFIA - BULGARIA		51.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			49.00	HEBROS BANK AD	(a)
UNICREDIT LEASING AUTO BULGARIA E.O.O.D.	SOFIA - BULGARIA		100.00	UNICREDIT LEASING BULGARIA EAD	(a)
UNICREDIT LEASING BULGARIA EAD	SOFIA - BULGARIA		100.00	BULBANK AD	(a)
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING (EX HVB LEASING CROATIA D.O.O. ZA LEASING)	ZAGREB - CROATIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING ROMANIA IFN S.A. (EX UNICREDIT LEASING ROMANIA S.A.)	BUCHAREST - ROMANIA	100.00		UNICREDITO ITALIANO SPA	(a)
			..	ZIVNOSTENSKA BANKA AS	(a)
			..	LOCAT SPA	(a)
			..	UNICREDIT ROMANIA SA	(a)
			..	UNICREDIT SECURITIES SA	(a)
UNICREDIT LEASING TOB (EX HVB LEASING TOB)	KIEV - UKRAINE		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG - LUXEMBOURG		100.00	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	(a)

Annexes

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT PRIVATE BANKING SPA	TURIN - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT PRODUZIONI ACCENTRATE SPA	COLOGNO MONZESE (MI) - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT REAL ESTATE SPA	MILAN - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT ROMANIA SA	BUCHAREST - ROMANIA	99.95		UNICREDITO ITALIANO SPA	(a)
			..	UNICREDIT LEASING ROMANIA IFN S.A. (EX UNICREDIT LEASING ROMANIA S.A.)	(a)
			..	UNICREDIT SECURITIES SA	(a)
UNICREDIT SECURITIES SA	BUCHAREST - ROMANIA		100.00	UNICREDIT ROMANIA SA	(a)
UNICREDIT XELION BANCA SPA	MILAN - ITALY		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT ZAGREBACKA BANKA DD	MOSTAR - BOSNIA AND HERZEGOVINA	4.94		UNICREDITO ITALIANO SPA	(a)
			94.52	ZAGREBACKA BANKA DD	(a)
UNICREDITASSICURA SRL	MILAN - ITALY		100.00	UNICREDIT BANCA SPA	(a)
UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	VERONA - ITALY	97.81		UNICREDITO ITALIANO SPA	(a)
			2.19	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(a)
UNICREDITO ITALIANO BANK (IRELAND) PLC	DUBLIN - IRELAND	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK - UNITED STATES	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK - UNITED STATES	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK - UNITED STATES		100.00	UNICREDITO ITALIANO FUNDING LLC III	(a)
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK - UNITED STATES		100.00	UNICREDITO ITALIANO FUNDING LLC IV	(a)
UNICREDITO ITALIANO FUNDING LLC I	DOVER - UNITED STATES	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC II	DOVER - UNITED STATES	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE - UNITED STATES	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE - UNITED STATES	100.00		UNICREDITO ITALIANO SPA	(a)
UNIMANAGEMENT SRL	TURIN - ITALY	100.00		UNICREDITO ITALIANO SPA	(a)
UNION VERWALTUNGS- UND TREUHAND-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG - GERMANY		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
UNITAS WOHNBAU GES.M.B.H.	VIENNA - AUSTRIA		49.00	BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	(a)
UNIVERSALE BUCHHOLZ GBR	BERLIN - GERMANY		66.17	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW - POLAND		99.57	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
			0.43	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN - GERMANY		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST - HUNGARY		99.69	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
			0.31	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL REALITATEN GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE - CZECH REPUBLIC		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNTERNEHMENS INVEST AG	VIENNA - AUSTRIA		12.97	BANK AUSTRIA CREDITANSTALT AG	(a)
UPI POSLOVNI SISTEM D O.O.	SARAJEVO - BOSNIA AND HERZEGOVINA		48.80	UNICREDIT ZAGREBACKA BANKA DD	(a)
			20.63	ZANE BH D.O.O.	(a)
US PROPERTY INVESTMENTS INC.	DALLAS - UNITED STATES		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
V. QUATTRO SPA	MESTRE - VENEZIA - ITALY		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
VAL RENDENA FUNIVIE SRL (in liquidation)	LOMASO - ITALY	10.71		UNICREDITO ITALIANO SPA	(a)
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK - UNITED STATES		100.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
			25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
VB PRIVATE EQUITY FUND I GBR	HAMBURG - GERMANY		25.00	BLUE CAPITAL EQUITY GMBH	(a)
VBII INDUSTRIE UND IMMOBILIEN GMBH	HAMBURG - GERMANY		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
VBV - BETRIEBLICHE ALTERSVORSORGE AG	VIENNA - AUSTRIA		13.48	BANK AUSTRIA CREDITANSTALT AG	(a)
VBW BAUEN UND WOHNEN GMBH	BOCHUM - GERMANY		10.77	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VCI VOLTA CENTER IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY		100.00	HVB PROJEKT GMBH	(a)
VENETO SVILUPPO SPA	VENEZIA - ITALY	15.30		UNICREDITO ITALIANO SPA	(a)
VERBA VERWALTUNGSGESELLSCHAFT MBH	MUNICH - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VEREINSBANK LEASING INTERNATIONAL GMBH & CO KG	HAMBURG - GERMANY		90.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
			10.00	HVB LEASING GMBH	(a)
VEREINSBANK LEASING INTERNATIONAL VERWALTUNGSGESELLSCHAFT MBH	HAMBURG - GERMANY		100.00	HVB LEASING GMBH	(a)
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH - GERMANY		70.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VEREINWEST OVERSEAS FINANCE (JERSEY) LIMITED	ST. HELIER - JERSEY C.I.		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VERWALTUNGSGESELLSCHAFT KATHARINENHOF MBH	HAMBURG - GERMANY		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VINTNERS LONDON INVESTMENTS (NILE) LIMITED	GEORGE TOWN - CAYMAN ISLANDS		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
VIRGINIA SRL	MODENA - ITALY		58.94	UNICREDIT BANCA SPA	(b)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		50.10	BANK AUSTRIA CREDITANSTALT AG	(a)
VIVATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY		100.00	HVB IMMOBILIEN AG	(a)
VOTIV VERSICHERUNGSVERMITTLUNGS-GESMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	(a)
VUWB INVESTMENTS INC.	ATLANTA - UNITED STATES		100.00	BLUE CAPITAL FONDS GMBH	(a)
VV IMMOBILIEN GMBH & CO. GB KG	DUSSELDORF - GERMANY		13.64	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VVB GESELLSCHAFT ZUR VERMITTLUNG VON FINANZDIENSTLEISTUNGEN MBH	MUNICH - GERMANY		80.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
			20.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VWP FACILITY MANAGEMENT GESELLSCHAFT M.B.H.	GOTZIS - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
WAVE SOLUTIONS HUNGARY BANK ES PENZUGYTECHNIKAI TANACSADA KFT.	BUDAPEST - HUNGARY		98.75	WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	(a)
			1.25	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.)	(a)
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	VIENNA - AUSTRIA		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
WEAG LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WED HOLDING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		48.06	BANK AUSTRIA CREDITANSTALT AG	(a)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	VIENNA - AUSTRIA		38.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WEILBURG GRUNDSTUCKVERMIETUNGSGESE LLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WERTWEISER GMBH	MUNICH - GERMANY		50.00	HVB EXPERTISE GMBH	(a)
WIENER BORSE AG	VIENNA - AUSTRIA		11.71	BANK AUSTRIA CREDITANSTALT AG	(a)
			0.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
WIENER KREDITBURGSCHAFTSGESELLSCHA FT M.B.H.	VIENNA - AUSTRIA		24.49	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTS- UND DIENSTLEISTUNGSPARK STADTGUT STEYR GMBH	STEYR - AUSTRIA		12.43	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT,	VIENNA - AUSTRIA		54.66	BANK AUSTRIA CREDITANSTALT AG	(a)
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
WUBA GRUNDSTUCKSVERWALTUNGSGESELL SCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
XAA AGENZIA ASSICURATIVA SPA	MILAN - ITALY		100.00	UNICREDIT XELION BANCA SPA	(a)
XELION DORADCY FINANSOWI SP. Z.O.O.	WARSAW - POLAND	50.00		UNICREDITO ITALIANO SPA	(a)
			50.00	BANK PEKAO SA	(a)

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		99.80	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	CALG GRUNDSTUCKVERWALTUNG GMBH	(a)
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	MID GARAGEN GMBH	(a)
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

Statement of Significant Equity Investments pursuant to art.125 of Consob Regulation 11971 dated 14 May 1999

List of equity investments and voting rights continued

NAME	MAIN OFFICE	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ZABA TURIZAM D.O.O.	ZAGREB - CROATIA		100.00	ZAGREBACKA BANKA DD	(a)
ZAGRA LEASING D.O.O. ZA FINANCIRANJE	ZAGREB - CROATIA		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ZAGREB NEKRETNINE D.O.O.	ZAGREB - CROATIA		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREBACKA BANKA DD	ZAGREB - CROATIA	82.16		UNICREDITO ITALIANO SPA	(a)
			0.07	ZAGREBACKA BANKA DD	(a)
ZANE BH D.O.O.	SARAJEVO - BOSNIA AND HERZEGOVINA		100.00	ZAGREB NEKRETNINE D.O.O.	(a)
ZAO "IMB-LEASING"	MOSCOW - RUSSIAN FEDERATION		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
ZAO IMB-REAL ESTATE	MOSCOW - RUSSIAN FEDERATION		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
ZAO LOCAT LEASING RUSSIA	MOSCOW - RUSSIAN FEDERATION		62.00	LOCAT SPA	(a)
ZB INVEST D.O.O.	ZAGREB - CROATIA		100.00	ZAGREBACKA BANKA DD	(a)
ZETA ACHT HANDELS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA FUNF HANDELS GMBH	VIENNA - AUSTRIA		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA NEUN HANDELS GMBH	VIENNA - AUSTRIA		100.00	ZETA ACHT HANDELS GMBH	(a)
ZIVNOSTENSKA BANKA AS	PRAGUE - CZECH REPUBLIC	100.00		UNICREDITO ITALIANO SPA	(a)
ZIVNOSTENSKA FINANCE BV	AMSTERDAM - THE NETHERLANDS		100.00	ZIVNOSTENSKA BANKA AS	(a)
ZUGLIA SRL (in liquidation)	VICENZA - ITALY		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN - GERMANY		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)

(a) Investments, banking and trading book.
(b) Pledge.



Annexes

Reconciliation of Reclassified Accounts to Mandatory Reporting Schedule

Annexes

Reconciliation of Reclassified Accounts to Mandatory Reporting Schedule

In order to provide the supplementary information required by Consob Communication No. DEM/6064293 of 28 July 2006, a reconciliation of the reclassified balance sheet and profit and loss account to the mandatory reporting schedules, is provided below.

Stato Patrimoniale consolidato

(€ million)

	AMOUNTS AS AT		SEE
	31.12.2006	31.12.2005	NOTES
Assets			part B) Assets
Cash and cash balances = *item 10*	5,681	3,459	Table 1.1
Financial assets held for trading = *item 20*	191,593	172,179	Table 2.1
Loans and receivables with banks = *item 60*	83,715	76,099	Table 6.1
Loans and receivables with customers = *item 70*	441,320	425,277	Table 7.1
Financial investments	59,130	65,752	
30. Financial assets at fair value through profit or loss	*15,933*	*22,530*	*Table 3.1*
40. Available-for-sale financial assets	*29,359*	*27,906*	*Table 4.1*
50. Held-to-maturity investments	*10,752*	*11,898*	*Table 5.1*
100. Investments in associates and joint ventures	*3,086*	*3,418*	*Table 10.3*
Hedging instruments	3,238	4,920	
80. Hedging derivatives	*3,010*	*4,338*	*Table 8.1*
90. Changes in fair value of portfolio hedged items	*228*	*582*	*Table 9.1*
Property, plant and equipment = *item 120*	8,615	7,797	Table 12.1 and 12.2
Goodwill = *item 130 - Intangible assets of which: goodwill*	9,908	9,802	Table 13.1
Other intangible assets = *item 130 - Intangible assets net of goodwill*	3,428	3,579	Table 13.1
Tax assets = *item 140*	7,746	6,933	
Non-current assets and disposal groups classified as held for sale = *item 150*	573	3,309	Table 15.1
Other assets	8,337	8,178	
110. Insurance reserves attributable to reinsurers	-	-	*Table 11.1*
160. Other assets	*8,337*	*8,178*	*Table 16.1*
Total assets	**823,284**	**787,284**	



(€ million)

	AMOUNTS AS AT		SEE NOTES
	31.12.2006	31.12.2005	
Liabilities and shareholders' equity			Part B) Liabilities
Deposits from banks = *item 10*	145,683	141,682	Table 1.1
Deposits from customers and debt securities in issue	495,255	462,226	
20. Deposits from customers	*287,979*	*268,322*	*Table 2.1*
30. Debt securities in issue	*207,276*	*193,904*	*Table 3.1*
Financial liabilities held for trading = *item 40*	103,980	107,094	Table 4.1
Financial liabilities at fair value through profit or loss = *item 50*	1,731	1,129	Table 5.1
Hedging instruments	3,708	4,499	
60. Hedging derivatives	*4,071*	*4,143*	*Table 6.1*
70. Changes in fair value of portfolio hedged items	*-363*	*356*	*Table 7.1*
Provisions for risks and charges = *item 120*	6,871	6,535	Table 12.1
Tax liabilities = *item 80*	6,094	5,925	
Liabilities included in disposal groups classified as held for sale = *item 90*	97	1,887	Table 15.1
Other liabilities	17,123	16,871	
100. Other liabilities	*15,727*	*15,753*	*Table 10.1*
110. Provision for employee severance pay	*1,234*	*977*	*Table 11.1*
130. Insurance reserves	*162*	*141*	*Table 13.1*
Minorities = *item 210*	4,274	4,237	Table 16.1
Shareholders' equity, of which:	38,468	35,199	
• Capital and reserves	30,855	31,102	
140. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	
170. Reserves	*8,092*	*9,173*	
180. Share premium	*17,629*	*16,816*	
190. Issued capital	*5,219*	*5,195*	*Table 15.2*
200. Treasury shares	*-362*	*-359*	*Table 15.2*
• Available-for-sale assets fair value reserve and cash-flow hedging reserve	2,165	1,627	
140. Revaluation reserves, of which: Available-for-sale financial assets	*2,655*	*1,796*	*Table 15.9*
140. Revaluation reserves, of which: Cash-flow hedges	*-490*	*-169*	
• Net profit = *item 220*	5,448	2,470	
Total liabilities and shareholders' equity	**823,284**	**787,284**	

Annexes

Reconciliation of Reclassified Accounts to Mandatory Reporting Schedule

Income statement (€ million)

	YEAR 2006	YEAR 2005	SEE THE NOTES part C)
Net interest = *item 30. Net interest margin*	12,155	5,394	Table 1.1 and 1.4
Dividends and other income from equity investments	705	225	
70. Dividend income and similar revenue	*824*	*158*	*Table 3.1*
less: dividends from held for trading equity instruments included in item 70	*-349*	*-26*	
240. Profit (loss) of associates - of which: Profit (loss) of associates valued at equity	*230*	*93*	*Table 16.1*
Net interest margin	**12,860**	**5,619**	
Net fees and commissions = *item 60*	8,348	4,373	Table 2.1 and 2.3
Net trading, hedging and fair value income	1,922	868	
80. Gains (losses) on financial assets and liabilities held for trading	*1,470*	*746*	*Table 4.1*
+ dividends from held for trading equity instruments (from item 70)	*349*	*26*	
90. Fair value adjustments in hedge accounting	*30*	*8*	*Table 5.1*
Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity (from item 100 b)	*38*	*-*	
100. Gains (losses) on disposal or repurchase of: d) financial liabilities	*-6*	*-*	*Table 6.1*
110. Gains (losses) on financial assets and liabilities designated at f air value through profit and loss	*41*	*88*	*Table 7.1*
Net other expenses/income	334	159	
150. Premiums earned (net)	*89*	*18*	*Table 9.1*
160. Other income (net) from insurance activities	*-68*	*-13*	*Table 10.1*
220. Other net operating income	*597*	*389*	*Table 15.1 and 15.2*
less: Other operating income - of which: recovery of costs	*-284*	*-235*	*Table 15.2*
Net non-interest income	**10,604**	**5,400**	
OPERATING INCOME	**23,464**	**11,019**	
Payroll costs	-7,845	-3,720	Table 11.1
180. Administrative costs - a) staff expenses	*-7,860*	*-3,873*	
less: integration costs	*15*	*153*	
Other administrative expenses	-4,431	-2,092	
180. Administrative costs - b) other administrative expenses	*-4,549*	*-2,111*	*Table 11.5*
less: integration costs	*118*	*19*	
Recovery of expenses = *item 220. Other net operating income - of which: Operating income - recovery of costs*	285	235	Table 15.2
Amortisation, depreciation and impairment losses on intangible and tangible assets	-1,267	-468	
200. Impairment/Write-backs on property, plant and equipment	*-812*	*-342*	*Table 13.1*
less: Impairment losses/write backs on property owned for investment	*62*	*-*	
less: integration costs	*5*	*-*	
210. Impairment/Write-backs on intangible assets	*-557*	*-128*	*Table 14.1*
less: integration costs	*35*	*2*	
Operating costs	**-13,258**	**-6,045**	
OPERATING PROFIT	**10,206**	**4,974**	

Income statement continued (€ million)

	YEAR 2006	YEAR 2005	SEE THE NOTES part C)
Impairment of goodwill	-9	-	
260. RImpairment of goodwill	*-357*	-	
less: impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward of HVB Group	*348*	-	
Provisions for risks and charges	-473	-154	Table 12.1
190. Provisions for risks and charges	*-765*	*-157*	
Surplus on release of integration provision	*292*	*3*	
Integration costs	-465	-177	
Net impairment losses on loans and provisions for guarantees and commitments	-2,233	-905	
100. Gains (losses) on disposal and repurchase of a) loans	*16*	*5*	*Table 6.1*
130. Impairment losses on a) loans	*-2,196*	*-908*	*Table 8.1*
130. Impairment losses on d) other financial assets	*-53*	*-2*	*Table 8.4*
Net income from investments	1,184	330	
100. Gains (losses) on disposal and repurchase of b) available-for-sale financial assets	*479*	*250*	*Table 6.1*
less: Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity	*-38*	-	
100. Gains (losses) on disposal and repurchase of c) held-to-maturity investments	*3*	-	*Table 6.1*
130. Impairment losses on: b) available-for-sale financial assets	*-47*	*-4*	*Table 8.2*
130. Impairment losses on: c) held-to-maturity investments	*1*	*1*	*Table 8.3*
Impairment losses/write backs on property owned for investment (from item 200)	*-62*	-	*Table 13.1*
240. Profit (loss) of associates -of which: write-backs/impairment losses and gains/losses on disposal of associates valued at equity	*53*	*12*	*Table 16.1*
270. Gains (losses) on disposal of investments	*795*	*71*	*Table 19.1*
PROFIT BEFORE TAX	**8,210**	**4,068**	
Income tax for the period	-2,138	-1,396	Table 20.1
290. Tax expence related to profit from continuing operations	*-1,790*	*-1,396*	
Impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward of HVB Group	*-348*	-	
HVB Group net profit after acquisition = *item 295 (annual report 2005)*	-	59	
NET PROFIT	**6,072**	**2,731**	
Gains (losses) on assets classified as held for sale, after tax = *item 310*	56	-	Table 21.1
PROFIT (LOSS) FOR THE YEAR	**6,128**	**2,731**	
Minorities = *item 330*	-680	-261	section 22
NET PROFIT ATTRIBUTABLE TO THE GROUP	**5,448**	**2,470**	



Annexes

Glossary of terms

Annexes

Glossary of terms

- **ASSET MANAGEMENT:** The management of assets on behalf of customers such as business, banks, insurance companies, pension funds and private individuals. Asset management includes the management of funds and other portfolios of investments in equities, bonds, cash and real estate.

- **BASEL II (New Basel Capital Accord):** In 1988, the Basel Capital Accord (Basel I) laid down regulatory standards for capital required to be held against banking transactions. These rules were reviewed by the Basel Committee on Banking Supervision.
  The purpose of the new capital adequacy framework is to differentiate more precisely between capital requirements for risks actually assumed by the bank, and to take account of the more recent developments on financial markets and of banks' risk management processes. The new rules, while defining the capital adequacy requirements, call for a number of simple and more advanced approaches to measure credit risk and operational risk.

- **CAGR (Compound Annual Growth Rate):** the CAGR represents a measure of the trend of growth/decrease of a figure on an average annual compound basis.

- **CORE TIER 1:** see Tier 1 Capital net of hybrid instruments.

- **COST OF RISK:** is the ratio between loan loss provisions and average RWA for credit risk of the period. It's one of the indicators of bank asset riskyness: the lower the ratio, the less risky the bank assets.

- **C/I RATIO (Cost/Income ratio):** is the ratio between operating expenses and total revenues. It's one of the main key performance indicators of the bank's efficiency: the lower the ratio, the more efficient the bank.

- **EPS:** is an indicator of a company's profitability calculated as: Net Profit / Average total outstanding shares (excluding treasury shares).

- **EVA (Economic Value Added):** expresses the capacity to create value in monetary terms as the difference between net operating profit and the invested capital charge. EVA is equal to the difference between the NOPAT (Net Operating Profit After Taxes) and the invested capital charge.

- **IAS/IFRS (International Accounting Standards):** accounting standards endorsed by the European Union mandatorily introduced as of 2005 for every listed company.

- **PAYOUT RATIO:** is the percentage of net income that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

- **RATING:** evaluation of a financial instrument (issue rating) or a borrower (issuer rating) which is assigned by independent rating agencies such as Moody's, Standard & Poor's or Fitch.

- **RARORAC:** is the ratio between EVA and allocated / absorbed capital and represents the value created per each unit of risk taken.

- **ROE:** is the ratio between net profit and the average shareholders' equity of the period; shareholders' equity includes the net profit of the period and excludes reserves in respect of available for sale assets and dividends to be distributed. It's one of the most commonly used indicators of a bank's profitability: the higher the ratio, the more profitable the bank.

- **RWA (Risk Weighted Assets):** On balance sheet assets and off balance sheet (derivatives and guarantees) classified and weighted by different coefficients referring to risks related, following banking rules set by local Supervisors (i.e. Banca d'Italia, Bafin, etc.) to calculate solvency ratios.

- **SHAREHOLDERS' VALUE:** is composed by dividends and capital gain (that reflect actual and future profitability of the firm). Creating shareholders' value means to generate, in the long run, returns (dividends and capital gain) on investment (capital) higher than expected (cost of equity) with a management approach in which value enhancement of the company is the main consideration in strategic and operational decisions.

- **TSR (TOTAL SHAREHOLDER RETURN)** is the most common indicator used to evaluate the ability to create value synthesizing the return earned by the shareholder through price gains plus dividend payments.

- **TIER 1 CAPITAL:** the most reliable and liquid part of a bank's capital, primarily shareholders' equity, as defined by regulatory rules. The Tier 1 Capital Ratio is the percentage of a bank's Tier 1 Capital to its risk weighted assets.

- **VALUE AT RISK (VAR):** A method used for quantifying risk. It measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Report of the External Auditors

Report of the External Auditors

Report of the External Auditors

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredito Italiano S.p.A.

1 We have audited the consolidated financial statements of the UniCredito Italiano Group as at and for the year ended 31 December 2006, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and notes thereto. These financial statements are the responsibility of the parent's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present the prior year corresponding figures for comparative purposes. As disclosed in the notes, the parent's directors restated such corresponding figures included in the prior year consolidated financial statements. We audited such financial statements and issued our report thereon on 11 April 2006. We have examined the methods used to restate the prior year corresponding figures and related disclosures to the extent that we considered to be necessary to express an opinion on the consolidated financial statements at 31 December 2006.

3 In our opinion, the consolidated financial statements of the UniCredito Italiano Group as at and for the year ended 31 December 2006 comply with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38 of 28 February 2005. Therefore, they are clearly stated and give a true and fair view of the financial position of the UniCredito Italiano Group as at 31 December 2006, the results of its operations, changes in its equity and its cash flows for the year then ended.

Milan, 12 April 2007

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: CentroStampa 73 S.n.c. - Castelseprio (VA)
May 2007



This paper is made of chlorin free pulp made with acid-free raw materials non-ageing according to ISO 9706


UniCredit Group

UniCredit



UniCredit SpA 2006 Annual Report

UniCredit
Italian Joint Stock Company
Registered office: Genoa, via Dante, 1
General management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: euro 5,222,465,096.50 fully paid in


UniCredit



Michelangelo Pistoletto, "Embraces Differences", 2005, UniCredit Collection.

Report and Accounts
as at **31 December 2006**

UniCredit SpA 2006 Annual Report



Franco Fontana, "Cadaques", 1976. UniCredit Collection

Board of Directors, Board of Statutory Auditors and External Auditors

Board of Directors

Dieter Rampl *	**Chairman**
Gianfranco Gutty * (first deputy chairman) Franco Bellei * Fabrizio Palenzona * Anthony Wyand *	**Deputy Chairmen**
Alessandro Profumo **	**Managing Director/CEO**
Roberto Bertazzoni ** Manfred Bischoff Vincenzo Calandra Buonaura Giovanni Desiderio Volker Doppelfeld Giancarlo Garino Francesco Giacomin ** Piero Gnudi Friedrich Kadrnoska ** Max Dietrich Kley Luigi Maramotti Dieter Münich ** Carlo Pesenti Hans Jürgen Schinzler Giovanni Vaccarino Paolo Vagnone ** Nikolaus von Bomhard **	**Directors**
Marco Fantazzini	**Company Secretary**

Board of Statutory Auditors

Gian Luigi Francardo	**Chairman**
Giorgio Loli Aldo Milanese Vincenzo Nicastro Roberto Timo	**Statutory Auditors**
Giuseppe Armenise Marcello Ferrari	**Alternate Auditors**
KPMG S.p.A.	**External Auditors**

* Member of the Chairman's Committee and of the Executive Committee

** Executive Committee Member



Davide Benati, "Cantico". 2006, UniCredit Collection.

Contents

Franco Fontana, "Basilicata", 1985, UniCredit Collection.

Report on Operations

Introduction



To the Shareholders,

This past financial year was marked by an intense pace of activities, as both the Company and the Group concentrated their efforts on the integration process with the HVB Group, as described in detail in the report on operations of the consolidated 2006 Annual Report. During the year, various transactions were completed as part of a Group reorganisation. Particularly significant for the company was the acquisition of the BPH Group from BA-CA, while the acquisition of the BA-CA stake held by HVB and the transfer to BA-CA of the company's "CEE division" were finalised in early 2007. Certain shareholdings, which previously belonged to the banking group, such as 2S Banca and Uniriscossioni, as well as other shareholdings, including that in Olimpia, were also sold during the year.

The financial year was also characterised by the changeover to the new international accounting standards, to prepare the company's financial statements, after these standards had already been adopted for the 2005 consolidated financial statements. The decision not to adopt these standards at the same time as the consolidated financial statements was influenced by incomplete tax legislation and by the fact that such financial reporting standards were still untested.

The Company posted a net profit of € 3,015 million in 2006, a marked improvement on the € 1,777 million for the previous year. The results for the period were mainly driven by:

- strong growth in operating profit (+€ 360 million, or 24.4%), largely due to the increased dividends from Group companies (+€ 355 million);
- higher net profits from investments, standing at € 1,184 million compared with € 221 million in 2005. This was the result of the sale of Group shareholdings (2S Banca, for € 453 million) and non-Group shareholdings (Schemaventotto, for € 328 million, and Assicurazioni Generali, for € 258 million).

Based on these results, it was recommended to shareholders that a dividend per share should be distributed of € 0.240 for ordinary shares and € 0.255 for savings shares, an increase of 9.1% and 8.5% on 2005, respectively. These amounts were 3.90% (ordinary shares) and 4.08% (savings shares) of the average stock prices for the year compared, respectively, to 4.79% and 4.81% in the previous year.

Summary information on the Balance Sheet and Income Statement as at 31 December 2006 and for 2005 is given below.



Condensed Accounts

Condensed Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
	31.12.2006	31.12.2005	AMOUNT	PERCENT
Assets				
Cash and cash balances	26	46	- 20	- 43.5%
Financial assets held for trading	5,243	5,586	- 343	- 6.1%
Loans and receivables with banks	112,176	92,940	+ 19,236	+ 20.7%
Loans and receivables with customers	11,876	12,481	- 605	- 4.8%
Financial investments	41,168	37,881	+ 3,287	+ 8.7%
Hedging instruments	659	1,266	- 607	- 47.9%
Property, plant and equipment	12	15	- 3	- 20.0%
Intangible assets	1	2	- 1	- 50.0%
Tax assets	1,266	1,147	+ 119	+ 10.4%
Other assets	1,862	1,616	+ 246	+ 15.2%
Total assets	**174,289**	**152,980**	**+ 21,309**	**+ 13.9%**
Liabilities and shareholders' equity				
Deposits from banks	63,548	52,522	+ 11,026	+ 21.0%
Deposits from customers and debt securities in issue	73,571	63,104	+ 10,467	+ 16.6%
Financial liabilities held for trading	1,864	1,533	+ 331	+ 21.6%
Hedging instruments	988	813	+ 175	+ 21.5%
Provisions for risks and charges	497	555	- 58	- 10.5%
Tax liabilities	1,342	1,158	+ 184	+ 15.9%
Other liabilities	1,045	2,382	- 1,337	- 56.1%
Shareholders' equity	31,434	30,913	+ 521	+ 1.7%
- Capital and reserves	*27,540*	*27,807*	*- 267*	*- 1.0%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*879*	*1,329*	*- 450*	*- 33.9%*
- Net profit	*3,015*	*1,777*	*+ 1,238*	*+ 69.7%*
Total liabilities and shareholders' equity	**174,289**	**152,980**	**+ 21,309**	**+ 13.9%**

Condensed Income Statement

(€ million)

	YEAR		CHANGE	
	2006	2005	€M	PERCENT
Net interest	-158	-37	- 121	+ 327.0%
Dividends and other income from equity investments	2,358	1,918	+ 440	+ 22.9%
Net interest income	**2,200**	**1,881**	**+ 319**	**+ 17.0%**
Net fees and commissions	54	171	- 117	- 68.4%
Net trading, hedging and fair value income	30	-132	+ 162	n.s.
Net other expenses/income	-10	2	- 12	n.s.
Net non-interest income	**74**	**41**	**+ 33**	**+ 80.5%**
OPERATING INCOME	**2,274**	**1,922**	**+ 352**	**+ 18.3%**
Payroll costs	-271	-251	- 20	+ 8.0%
Other administrative expenses	-197	-221	+ 24	- 10.9%
Recovery of expenses	36	39	- 3	- 7.7%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-5	-12	+ 7	- 58.3%
Operating costs	**-437**	**-445**	**+ 8**	**- 1.8%**
OPERATING PROFIT	**1,837**	**1,477**	**+ 360**	**+ 24.4%**
Goodwill amortisation	-	-16	+ 16	- 100.0%
Provisions for risks and charges	-27	-8	- 19	+ 237.5%
Integration costs	-60	-37	- 23	+ 62.2%
Net write-downs of loans and provisions for guarantees and commitments	4	13	- 9	- 69.2%
Net income from investments	1,184	221	+ 963	+ 435.7%
PROFIT BEFORE TAX	**2,938**	**1,650**	**+ 1,288**	**+ 78.1%**
Income tax for the year	77	127	- 50	- 39.4%
NET PROFIT FOR THE YEAR	**3,015**	**1,777**	**+ 1,238**	**+ 69.7%**

Operations[1]

Human Resources

Personnel Changes

At 31 December 2006, UniCredit SpA had 1,635 employees, compared to 1,554 at 31 December 2005. In view of the fact that the end-2005 headcount, unlike that of 2006, was already net of staff reductions at year-end (17 people), the number of employees actually rose by 64, due to:
- the transfer of 25 employees to UniCredit Real Estate SpA as a result of the transfer of the Safety Facilities Management business.
- the transfer of 46 employees to 2S Banca S.p.A. as a result of the transfer of the Global Investor Services business unit.
- the transfer of 12 employees from UniCredit Banca in order to set up the Group HQ's Retail Division office as a sub-office in Bologna.
- the transfer of 10 employees from UniCredit Banca d'Impresa, due to the centralisation of Research and Strategy activities at Group HQ.
- the transfer of 36 UniCredit Global Information Services employees to Group HQ to complete the creation of a Group ICT department at Group HQ, following our business combination with the HVB Group.
- an actual increase of 77 resources, partly through transfers from other Group companies, corresponding to the creation of the same number of new positions to strengthen governance, business and coordination and planning as part of the drive to internationalise Group HQ functions.

This was necessary to complete integration with the HVB Group and has also affected 129 operational structures at Group HQ (some new); 92 new Unit and Section Heads with international skills have joined Group HQ.

The leaving incentive programme continued in 2006 for staff already entitled to a pension.

On the basis of end-of-month figures, the average headcount for 2006 was 1,599 employees, 101 of whom were part-time.

Changes to the number and composition of staff by category are shown in the table below.

Category

	31.12.2006		31.12.2005		TOTAL
	TOTAL	OF WHICH: OUTSIDE ITALY	TOTAL	OF WHICH: OUTSIDE ITALY	CHANGE
Senior Management	274	54	215	30	+ 59
Management - 3rd and 4th grade	582	48	562	51	+ 20
Management - 1st and 2nd grade	225	4	217	4	+ 8
Other Staff	554	80	560	83	- 6
Total	**1,635**	**186**	**1,554**	**168**	**+ 81**
of which, Part-time staff	*105*		*101*		*+ 4*

The tables below provide a breakdown of personnel by seniority and age group.

45% of UniCredit SpA staff members (compared to 41% at end-2005) have a university degree (primarily in economics, business, banking or law). The percentage of Managers and Senior Managers with a university degree is 56% (compared to 53% previously).

Women continued to represent 40% of total staff.

1. A description of the macroeconomic scenario is provided in the report on operations of the consolidated 2006 Annual Report.

Breakdown by seniority

	31.12.2006		31.12.2005	
	NUMBER	PERCENT.	NUMBER	PERCENT.
Up to 10	723	44.2%	613	39.5%
From 11 to 20 years	283	17.3%	282	18.1%
From 21 to 30 years	392	24.0%	406	26.1%
Over 30	237	14.5%	253	16.3%
Total	**1,635**	**100.0%**	**1,554**	**100.0%**

Breakdown by age

	31.12.2006		31.12.2005	
	NUMBER	PERCENT.	NUMBER	PERCENT.
Up to 30	129	7.9%	124	8.0%
From 31 to 40	517	31.6%	472	30.3%
From 41 to 50	581	35.5%	593	38.2%
Over 50	408	25.0%	365	23.5%
Total	**1,635**	**100.0%**	**1,554**	**100.0%**

Reference should be made to the section "Human Resources and Corporate Social Responsibility" in our consolidated 2006 Annual Report for coverage of training, management growth, industrial relations, the environment and work safety.

Main Business Areas

Branches and Representative Offices abroad

In 2006 following completion of the combination with HVB, the Group's international branches and offices were reorganised to improve efficiency:

- Synergy is to be exploited at UniCredit and HVB branches operating in the same markets (Hong Kong, London, New York and Paris). For the first three in particular, synergy will be achieved by joint occupation of premises and the establishment of a single support or back office to service front offices that may operate under different business names (UniCredit for funding and HVB for all other activity), without failing to give prominence to the fact that they are members of our Group.
- Overlapping representative office coverage will be eliminated so that there is one representative office only for each market, subject to any local regulatory restrictions. All our representative offices will fall under the responsibility of UniCredit, and barring any local regulations to the contrary, will also assume the UniCredit name.

At the end of 2006, UniCredit SpA had 4 branches, 1 Permanent Establishment and 7 representative offices outside Italy (see table).

Operations

Unicredit SpA - international network

BRANCHES	PERMANENT ESTABLISHMENT	REPRESENTATIVE OFFICES
PRC - Hong Kong	AUSTRIA - Vienna	BELGIUM - Brussels
FRANCIA - Paris		BRAZIL - Sao Paulo
UNITED KINGDOM - London		PRC - Beijing
UNITED STATES - New York		PRC - Guangzhou
		PRC - Shanghai
		INDIA - Mumbai
		RUSSIA - Moscow

Group Finance Area

The Group Finance Area performs planning, coordination and control functions based on a model that centralises specialised functions and capabilities to benefit the entire Group. The purpose of these functions is to manage liquidity risk, provide asset and liability management and finance business operations throughout the Group. In addition, the Group Finance Area takes initiatives to generate regulatory and economic capital both for the Parent and for its subsidiaries.

Reporting lines to Group HQ are by liquidity centre (Italy, Germany, Poland or Austria); each of which is responsible for monitoring its respective regional liquidity. The liquidity centres share a common liquidity policy with the Parent, which sets the levels for which they are responsible. Regional contingency plans are managed in coordination with that of the Group. The policy calls for the use of standard metrics at Group level as well as quantitative models which, while remaining sensitive to local characteristics, provide standardised validation processes.

The finance model used by Group HQ calls for centralisation of the liquidity requirements and surpluses generated by liquidity centres in Group Treasury. The purpose of this centralisation is to transfer the liquidity and interest rate risk of subsidiary banks and companies to the Parent, using an approach closely aligned with the Group's Asset and Liability Management strategy. As part of this activity, the Group Finance Area has underwritten senior and subordinate intercompany bond issues totalling € 6,780 million. The pricing of these bonds issues corresponded to that of UniCredit senior debt notes with matching maturity listed in regulated stock markets. Group Finance's transfer price policy uses the senior debt notes' maturity curve as a reference.

The funding of business activity involved close coordination of the liquidity centres and Group Finance to promote coordinated access to the markets (including local markets) where market conditions, product type and customer type could reduce the overall cost of funding at the consolidated level. Only the Parent with its rating can access public financial markets.

Funding has increased the Group's indebtedness in the capital markets from € 56,302 million to € 67,809 million. Of this increase, $8,000 million arose out of the issuance of extendible notes in the United States, which were placed using a specific program implemented in Italy for the first time. In addition, during 2006 UniCredit made its debut in the US market with a placement of $4,200 million, which launched its rule 144A compliant medium- to long-term note issuance programme.
Under the funding programme, the Group Finance Area issued senior and subordinated debt securities totalling € 13,600 million in the medium- to long-term segment. In the securitisation market, it coordinated the issuance of secured commercial paper totalling € 7,000 million.
Following the lifting of Maturity Transformation Rule 2, the volume of funding using short-term instruments (CDs and commercial paper) increased by 42%.

In 2006 loans from the European Central Bank amounted, on average, to € 1,257 million and decreased by approximately 70% over the previous year. Net interbank position rose by € 8,210 million year-on-year, from € 40,418 at end-2005 to € 48,628 million, as the increase in loans and receivables with banks (up by € 19,236 million) was higher than the increase in deposits from banks.

In 2006 the Group Finance Area carried out activities aimed at improving the risk/return profile of its assets and liabilities at both Parent and consolidated level, inter alia by means of exchange-rate risk hedges of non-€ dividends and income to be received from subsidiaries and affiliates.
Measures were implemented to generate capital by hedging or transferring credit risk totalling € 13,617 million and by improving the efficiency of interbank positions with counterparties outside the Group to the extent of approximately € 12,989 million.
Innovative international transactions were carried out to recapitalise Group banks and companies by reducing funding costs and maximising the efficiency of the Group's capital.

The efficiency of our consolidated accounts was increased primarily through the Active Balance Sheet Management Unit, set up in 2006 to specialise in providing operational support and advice to Group entities.

In 2006 the Group also made radical changes to its IT systems. The introduction of the new Murex platform provided monitoring and compliance quality standards on a par with our leading European competitors. Similarly, the Group Finance Area introduced an Asset and Liability Management system which provides close integration with Group Treasury functions.

Global Financial Services

In 2006, the merger of the International and Correspondent Banking departments of UniCredit, HVB and Bank Austria Creditanstalt was included in a project to create a new entity ready to compete with the major international players as a global centre specialising in cash management and trade finance.

This process led to the establishment at the end of 2006 of a Global Financial Services department within Group HQ's Corporate Division. Its objectives are:

- to develop and continually update competitive and state-of-the-art trade finance and cash management products and services and
- to manage and develop business relations with the Group's correspondent banks and international financial institutions using a centralised approach.

These objectives are to be pursued in close cooperation with the appropriate functions or Divisions at Group HQ and in Group entities, by leveraging the Group's specific areas of expertise and capabilities and integrating the coverage, facilities and transactions of UniCredit, HVB and BA-CA.

Loans to Customers

Loans to customers reached € 11,876 million at 31 December 2006, a drop of € 605 million compared to the amount at the end of 2005.

Loans and receivables with customers (€ million)

	AMOUNTS AS AT		CHANGE	
	31.12.2006	31.12.2005	AMOUNT	PERCENT
Performing loans	11,654	12,136	-482	-4.0%
Impaired assets	1	1	-	-
Repos	-	-	-	-
Debt securities	221	344	-123	-35.8%
Total loans and receivables with customers	**11,876**	**12,481**	**-605**	**-4.8%**
of which:				
units operating in Italy	*10,850*	*10,954*	*-104*	*-0.9%*
units operating abroad	*1,026*	*1,527*	*-501*	*-32.8%*

This reduction, attributable in large part to the foreign branches (-€ 501 million, equalling approximately -33%), was due primarily to the pre-payments of loans provided by the New York branch in connection with its participation in syndicated loans arranged by UniCredit Banca Mobiliare

Loans disbursed to Group companies, on the other hand, showed an increase of approximately € 828 million, going from € 9,649 million at the end of 2005 (77% of the total) to € 10,477 million at 31 December 2006 (88% of the total), primarily to Locat and UniCredit Factoring. The loan portfolio was comprised almost entirely of performing positions. Bad customer loans, in fact, were equal to € 1 million, a figure in line with the amount at the end of 2005.

Operations

Deposits from Customers and Debt Securities in Issue

Deposits from customers and debt securities in issue, equalling € 73,571 million, were up € 10,467 million from the end of 2005. Units operating in Italy and abroad contributed almost equally to this total.

Deposits from customers and debt securities in Issue (€ million)

	AMOUNTS AS AT		CHANGE	
	31.12.2006	31.12.2005	AMOUNT	PERCENT
Deposits from customers	5,762	6,802	-1,040	-15.3%
Debt securities in issue	67,809	56,302	+11,507	+20.4%
Total deposits from customers and debt securities in issue	**73,571**	**63,104**	**+10,467**	**+16.6%**
of which:				
units operating in Italy	*37,399*	*35,022*	*+2,377*	*+6.8%*
units operating abroad	*36,172*	*28,082*	*+8,090*	*+28.8%*

Deposits from customers were € 5,762 million, a reduction of € 1,040 million compared to 2005. Fifty per cent of these were comprised of time deposits at the London branch and the remainder of current accounts and loans related to units operating in Italy.

Debt securities in issue, equalling € 67,809 million, posted an increase of € 11,507 million over 2005. The increase concerned both net deposits in Certificates of Deposit (+€ 7,660 million face value), as a result of a strong increase at the New York Branch (+€ 8,969 million) and a reduction at the London Branch (-€ 1,309 million), as well as bonds issued during the course of 2006 (+€ 3,378 million face value) with a view to management geared toward optimisation of the Group's maturity structure.

Financial Investments

Financial investments stood at € 41.2 billion at 31 December 2006, up € 3.3 billion compared to 2005. This growth is attributable to equity investments, which increased by € 3.7 billion overall, while bonds and other securities posted an overall drop of € 0.4 billion.

Financial investments (€ million)

	AMOUNTS AS AT		CHANGE	
	31.12.2006	31.12.2005	AMOUNT	PERCENT
Financial assets at fair value through profit or loss	39	158	-119	-75.3%
Available-for-sale financial assets	3,730	5,487	-1,757	-32.0%
of which: equity investments	*1,879*	*3,362*	*-1,483*	*-44.1%*
debt securities and investment fund units	*1,851*	*2,125*	*-274*	*-12.9%*
Held-to-maturity investments	-	-	-	-
Investments in associates and joint ventures	37,399	32,236	+5,163	+16.0%
Total financial investments	**41,168**	**37,881**	**+3,287**	**+8.7%**
of which:				
units operating in Italy	*41,115*	*37,787*	*+3,328*	*+8.8%*
units operating abroad	*53*	*94*	*-41*	*-43.6%*

Equity investments classified under available-for-sale assets were equal to € 1,879 million, a reduction of € 1,483 million compared to the end of 2005. This reduction was due primarily to the contribution of the equity interest in Assicurazioni Generali, whose value at 31 December 2005 was equivalent to € 1,326 million, to UniCredito Italiano Bank (Ireland), which had issued a bond convertible into Generali shares. The contribution, carried out at market value in payment of a capital increase of € 1,235 million, entailed a capital gain of € 258 million.
The more relevant changes, shown at their carrying amount, include those deriving from:

- the outright sales of Olimpia (€ 144.2 million), Schemaventotto (€ 391.5 million), Immobiliare Lombarda (€ 24.2 million), Infracom (€ 30.0 million), MTS (€ 6.0 million), Tecnofin Trentina (€ 1.0 million), Trentino Servizi (€ 1.1 million), Euroclear (€ 7.7 million) and the partial sale of IKB (€ 5.0 million), which yielded an overall capital gain of € 365 million;
- the purchase of Mediobanca shares for € 153 million from Consortium, resulting from the latter's early dissolution (see the chapter on corporate transactions in the report on operations of the consolidated 2006 Annual Report), Borsa Italiana for € 44 million, S.I.A. for € 30 million, and upon the subscription of the capital increase of Friulia for € 10 million.

Equity interests in subsidiaries and associated companies reached € 37,399 million, with a year-on-year increase of € 5,163 million, primarily attributed to the following transactions, already described in the chapter on corporate transactions in the report on operations of the consolidated 2006 Annual Report. More specifically, the change is attributable to:

- the acquisition of the interest in BPH from BA-CA for € 3,717 million;
- the aforementioned subscription of the capital increase of UniCredito Italiano Bank (Ireland) for € 1,235 million;
- the subscription of a capital increase of Pioneer Global Asset Management, aimed at the acquisition of the Activest Group from HVB for € 400 million, in addition to the acquisition of shares for € 37 million from the exercise of stock options by company employees;
- the acquisition of Unibanka shares for € 40 million;
- the sale of the Casse Cuneesi (Banca Cassa di Risparmio di Savigliano, Cassa di Risparmio di Bra, Cassa di Risparmio di Fossano and Cassa di Risparmio di Saluzzo) for € 66.3 million, to the reimbursement of capital contributions and the share capital as well as the sale of Uniriscossioni for € 29.3 million.
- the reimbursement of the share capital and share premium reserve by Consortium, for the reasons already mentioned, for € 166 million.

The change in equity holdings was also influenced by € 25 million in value adjustments charged to the income statement, including € 21 million for Consortium.

A summary description of the operations of the main subsidiaries in the Group's different business sectors is provided in the report on operations included in the consolidated 2006 Annual Report, to which reference is therefore made.

Interbank Business

Net interbank business increased by € 8,210 million in the last twelve months, to € 48,628 million from € 40,418 million at the end of 2005, as a result of an increase in loans to banks (+€ 19,236 million) that exceeded the growth in interbank deposits (+€ 11,026 million).
The change is almost entirely attributable to greater net financing to Group Companies. At the end of 2006, in fact, the loans disbursed to Group banks grew by approximately € 15,855 million (including approximately € 10 billion to HVB and € 5 billion to UniCredit Banca d'Impresa), compared to an intra-group debt balance of +€ 7,530 million, including approximately +€ 3.7 billion to UniCredito Italiano Bank (Ireland) and +€ 3.4 billion to UniCredit Luxembourg Finance SA.

Interbank position (€ million)

	AMOUNTS AS AT		CHANGE	
	31.12.2006	31.12.2005	AMOUNT	PERCENT
Loans and receivables with banks	**112,176**	**92,940**	**+19,236**	**+20.7%**
units operating in Italy	110,695	91,993	+18,702	+20.3%
units operating abroad	1,481	947	+534	+56.4%
Deposits from banks	**63,548**	**52,522**	**+11,026**	**+21.0%**
units operating in Italy	55,444	46,569	+8,875	+19.1%
units operating abroad	8,104	5,953	+2,151	+36.1%
NET INTERBANK POSITION	**48,628**	**40,418**	**+8,210**	**+20.3%**
units operating in Italy	*55,251*	*45,424*	*+9,827*	*+21.6%*
units operating abroad	*-6,623*	*-5,006*	*-1,617*	*+32.3%*

Shareholders' Equity, Subordinated Liabilities and Capital Ratios

Shareholders' Equity

As at 31 December 2006 shareholders' equity amounted to € 31,434 million, compared to € 30,913 million at the end of 2005. The increase was mainly attributable to the net profit for the period, partly offset by the payment of 2005 dividends and the negative changes in available-for-sale assets fair value reserve and cash-flow hedging reserve (cumulatively down by € 450 million).

Shareholders' equity (€ million)

Balance as at 31.12.2005	**30,913**
Increases:	
- share capital increase associated to the exercise of rights	192
- net profit for the year	3,015
- other changes	40
Decreases:	
- paid-out dividends	-2,276
- other changes	-450
Balance as at 31.12.2006	**31,434**

TREASURY SHARES

In 2006 there were no transactions in respect of treasury shares.

The Shareholders' Meeting held on 16 December 2005 authorised the sale, without any time limits, of the 87,000,000 treasury shares held by the bank at a minimum price that is not lower than the higher of the weighted average purchase price obtained by applying the "risk free" rate for the purposes of capitalizing the shares purchased until the date of executing the transaction (for capitalization purposes, the 3-month Euribor rate will be used, taken as the average of daily rates in the six months prior to the transaction's commencement) and the market price at the transaction's commencement, less 5%; the sale may be carried out on or off-market, spot and/or forward, including through convertible instruments or using derivatives, according to the market conditions existing when the transaction commences and with the goal of maximizing income and capital in line with the group's standards.

Treasury Shares

Number of ordinary shares as at 31.12.2006	87,000,000
Face value per share	€ 0.50
Total face value	€ 43,500,000
% on capital stock	0.83%
Carrying amount as at 31.12.2006	€ 358,415,712

Subordinated Liabilities

In 2006, in order to maintain an adequate level of capitalisation of the Group in light of subordinated loan repayments of € 1,473 million, four issues were made amounting to a total of € 3,070 million. Taking into account exchange differences on transactions denominated in foreign currency (negative for € 31 million), subordinated liabilities rose by € 1,566 million over the year to € 9,306 million at the end of 2006.

Capital for Regulatory Purposes and Capital Ratios

Capital for regulatory purposes therefore amounted to 37,541 million, of which 29,869 million is the Tier 1 Capital, compared with € 34,539 million at 31 December 2005.

The ratio of capital for regulatory purposes to total risk-weighted assets was 42.73% (44.99% at the end of 2005) - not a very significant figure, since it reflects the Company's particular capital structure.

Income Statement

Operating Profit

In order to make as consistent a comparison as possible between the two financial years, the historical data for 2005 have been integrated into a restated income statement up to the operating profit, excluding:

- the operating impacts on the first half of 2005 arising from the reorganisation of Banca dell'Umbria 1462 and Cassa Risparmio Carpi;
- income and operating costs for the whole of 2005 in relation to the activities of "Global Investor Services", which were transferred to 2S Banca as of 1 January 2006.

The notes to the individual items in the income statement are therefore referred, where possible, to the restated 2005 period.

OPERATING PROFIT (€ million)

	YEAR			CHANGE FROM RESTATED	
	2006	2005			
		CARRYING AMOUNT	RESTATED	€M	PERCENT
Net interest	-158	-37	-125	-33	+26.4%
Dividends and other income from equity investments	2,358	1,918	1,918	+440	+22.9%
Net interest income	**2,200**	**1,881**	**1,793**	**+407**	**+22.7%**
Net fees and commissions	54	171	42	+12	+28.6%
Net trading, hedging and fair value income	30	-132	-133	+163	-122.6%
Net other expenses/income	-10	2	-1	-9	n.s.
Net non-interest income	**74**	**41**	**-92**	**+166**	**-180.4%**
OPERATING INCOME	**2,274**	**1,922**	**1,701**	**+573**	**+33.7%**
Payroll costs	-271	-251	-215	-56	+26.0%
Other administrative expenses	-197	-221	-154	-43	+27.9%
Recovery of expenses	36	39	34	+2	+5.9%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-5	-12	-10	+5	-50.0%
Operating costs	**-437**	**-445**	**-345**	**-92**	**+26.7%**
OPERATING PROFIT	**1,837**	**1,477**	**1,356**	**+481**	**+35.5%**

Net Interest Income

Net interest income stood at € 2,200 million, representing the difference between net interest of -€ 158 million and dividends and other income from equity investments of € 2,358 million. Of this figure, € 2,144 million related to Group companies and € 214 million to non-Group companies. The comparable amount for the restated 2005 statement was € 1,793 million, consisting of net interest of -€ 125 million and dividends and other income from equity investments of € 1,918 million.
Net interest declined by € 33 million compared with the 2005 restated figure. This change was mainly attributable to the rise in key interest rates and the increase in interest expense determined from the calculation of the net present value of the amount payable to BA-CA AG for the deferred payment relating to the acquisition by UniCredit of a controlling share in BANK BPH. These negative effects were only partly offset by the greater contribution from the optimisation of capital allocation.
Dividends and other income from equity investments showed a rise in both the component relating to Group companies, chiefly thanks to a greater contribution from UniCredit Banca (+€ 208 million) and dividends deriving from HVB (€ 180 million) and BA-CA (€ 64 million), which were not present in 2005, and in the non-Group component, helped by the greater Consortium dividends.

Net Non-Interest Income

Net non-interest income stood at € 74 million, up by € 166 million on the previous period, largely due to the positive contribution made by net trading, hedging and fair value income.
Net commissions, at € 54 million for the year, showed an increase of approximately € 12 million over the previous period, chiefly due to the collection of commissions associated with the guarantees issued to Goldman Sachs and Merrill Lynch on their loan to Koc Bank and Yapi, and to lower commissions payable following the transfer to UniCredit Ireland of the securities portfolio managed by Pioneer.
Net trading, hedging and fair value income

showed gains of € 30 million, compared with a loss of € 133 million in the previous period. This change is largely attributable to impacts associated with the call option on Generali Exchangeable Bond, which expired in July 2006 following the transfer of the equity investment in Assicurazioni Generali to UniCredito Italiano Bank (Ireland), which in 2005 had had a negative impact of € 114 million, compared with +€ 21 million in 2006.

Operating Costs

Operating costs, taking account of cost recoveries, stood at € 437 million, compared with € 345 million for the restated 2005, representing a rise of approximately € 92 million (26.7%). The transformation currently underway within the Group following the integration with the HVB – BA-CA group involved a comprehensive review of Group HQ structures, for which a significant strengthening in both qualitative and quantitative terms was initiated in 2006, showing an end-of-year total increase of 79 persons in senior management and grade 3 and 4 management positions. Overall, the headcount slightly increased by 81, partly due to the spin-offs of business units consisting mainly of operational staff.
Consequently, payroll costs showed an increase on the previous year (approx. € 56 million, +26%), rising from € 215 million to € 271 million. The increases concerned both the fixed component (+11%), including contractual pay rises provided for by the latest renewal of the National Collective Labour Agreement and the after-effects of adjustments made during the previous year, and the variable component (+45%), which was particularly affected by long-term incentive schemes associated with the plans approved at the end of 2005 and in June/July 2006.
Other administrative costs, at € 197 million, showed an increase of € 43 million (+28% approx.) compared with the restated previous period. The variation is due largely to the centralisation of governance activities at Group HQ, and to the development of projects for the new Group, including Basel II.

Operating profit

Operating profit stood at € 1,837 million, representing a substantial increase (+€ 481 million, +35.5%) compared with € 1,356 million for the restated 2005 period.

Net Profit

Net profit (loss) (€ million)

	YEAR		CHANGE	
	2006	2005	€M	PERCENT
Operating Profit	**1,837**	1,477	+360	**+24.4%**
Goodwill amortisation	-	-16	+16	-100.0%
Provisions for risks and charges	-27	-8	-19	+237.5%
Integration costs	-60	-37	-23	+62.2%
Net write-downs of loans and provisions for guarantees and commitments	4	13	-9	-69.2%
Net income from investments	1,184	221	+963	+435.7%
Profit (loss) before tax	**2,938**	**1,650**	**+1,288**	**+78.1%**
Income tax for the year	77	127	-50	-39.4%
NET PROFIT FOR THE YEAR	**3,015**	**1,777**	**+1,238**	**+69.7%**

In the table above, the steps from operating profit to net profit have been reclassified for illustrative purposes.

Provisions for Risks and Charges

Provisions for risks and charges, at € 27 million compared with € 8 million in 2005, are mainly attributable to provisions for legal, tax or personnel disputes.

Integration Costs

Integration costs amounted to € 60 million at the end of 2006, representing an increase of € 23 million compared with 2005. These costs consist of the following elements:

- consultancy costs of € 42 million, including € 10 million for corporate transactions associated with the restructuring of the Group, € 10 million for the start-up of the MIB division, € 5 million for the integration of the ICT systems, and € 4 million for the redesign of credit processes;
- marketing and rebranding costs of approximately € 6 million;
- staff expenses of approximately € 7 million;
- provisions of approximately € 4 million for the restructuring of Foreign Branches.

Net Income from Investments

Total net income from investments stood at € 1,184 million, an increase of € 963 million compared with € 221 million for 2005.

This item includes:

- transfers of equity investments amounting to € 1,158 million, of which € 453 million related to 2S Banca, € 328 million to Schemaventotto (transferred to UniCredit Banca d'Impresa), € 258 million to Assicurazioni Generali (transferred to UniCredito Italiano Bank - Ireland), € 82 million to Casse Cuneesi and € 19 million to Euroclear;
- value adjustments on equity investments to the value of -€ 25 million (of which -€ 21 million for Consortium);
- gains on other financial assets for +€ 49 million, mainly relating to the transfer of private equity closed-end funds to UBM.

Net income from investments (€ million)

	YEAR		CHANGE	
	2006	2005	€M	PERC
Equity investments	1,132	214	+918	+429.0%
Other financial assets	49	3	+46	n.s.
Properties	3	1	+2	+200.0%
Other assets	-	3	-3	-100.0%
TOTAL	**1,184**	**221**	**+963**	**+435.7%**

Income Tax

Income tax for the year showed a tax credit of € 77 million (€ 127 million in 2005) attributable to current taxation, due to taxable losses recovered under Italian domestic tax consolidation, partly offset by net negative deferred tax and other taxes.

Net Profit

The company's net profit stood at € 3,015 million, representing an increase of approximately 70% on the figure of € 1,777 million for 2005.

Other Information

Transactions with Group Companies

The table below shows the assets, including equity interests, liabilities, guarantees and commitments outstanding as at 31 December 2006, in respect of direct and indirect subsidiaries and companies subject to significant influence.

(€ million)

	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS
Subsidiaries	154,315	52,447	37,930
Companies subject to significant influence	150	-	-

Security Plan

As required by the Personal Data Protection Code, i.e. Decree-Law 196/2003, (Rule 26 in Annex B: "Technical Specifications concerning Minimum Security Measures") the Bank now has a Security Plan as prescribed by Rule 19 of Annex B, which will be up-dated for the year 2007 by 30 March 2007.

Shares held by Directors, Statutory Auditors, General Managers and other Key Management Personnel

The table below provides information pursuant to Section 79 of Consob Regulation 11971 of 14 May 1999, as subsequently amended and supplemented (last amendment: Consob Resolution 15520 of 27 July 2006).

Shares held by directors, statutory auditors, general managers and other key management personnel

POSITION HELD	LAST, FIRST NAME	INTEREST IN	TYPE OF SHARE	NUMBER OF SHARES HELD AT END-2005[1]	ACQUIRED DURING THE YEAR	SOLD DURING THE YEAR	HELD AT END-2006[1]
LIST OF DIRECTORS as of 11 January 2006							
Chairman	Rampl Dieter	UniCredito It.	ord.	227,795	-	-	227,795
First Deputy Chairman	Gutty Gianfranco	UniCredito It.	ord.	49,000	21,500	-	70,500
Deputy Chairman	Bellei Franco	UniCredito It.	ord.	50,000	-	-	50,000
Deputy Chairman	Palenzona Fabrizio	UniCredito It.	ord.	-	-	-	-
Deputy Chairman[2]	Wyand Anthony	UniCredito It.	ord.	14,000	-	-	14,000
Managing Director/CEO	Profumo Alessandro	UniCredito It.	ord.	632,842	345,000 [3]		977,842
Director	Bertazzoni Roberto	UniCredito It.	ord.	19,089,000	-	-	19,089,000
Director	Bischoff Manfred	UniCredito It.	ord.	7,500	-	-	7,500
Director	Calandra Buonaura Vincenzo	UniCredito It.	ord.	24,606	-	-	24,606
Director	Desiderio Giovanni	UniCredito It.	ord.	-	-	-	-
Director	Doppelfeld Volker	UniCredito It.	ord.	-	-	-	-
Director	Garino Giancarlo	UniCredito It.	ord.	-	-	-	-
	indirectly held (spouse)	UniCredito It.	ord.	4,708	-	-	4,708
Director	Giacomin Francesco	UniCredito It.	ord.	-	-	-	-
Director	Gnudi Piero	UniCredito It.	ord.	52,907	-	-	52,907
	indirectly held (spouse)	UniCredito It.	ord.	267,050	-	-	267,050
	indirectly held (other)	UniCredito It.	ord.	334,000	-	-	334,000
Director	Kadrnoska Friedrich	UniCredito It.	ord.	-	-	-	-
Director	Kley Max Dietrich	UniCredito It.	ord.	-	-	-	-
Director	Maramotti Luigi	UniCredito It.	ord.	5,290,556	75,000	-	5,365,556
Director	Münich Dieter	UniCredito It.	ord.	8,300	-	510	7,790
		HVB	ord.	29	-	-	29
Director	Pesenti Carlo	UniCredito It.	ord.	-	-	-	-
Director	Schinzler Hans Jürgen	UniCredito It.	ord.	-	-	-	-
Director	Vaccarino Giovanni	UniCredito It.	ord.	5,000	-	-	5,000
Director	Vagnone Paolo	UniCredito It.	ord.	-	-	-	-
Director	von Bomhard Nikolaus	UniCredito It.	ord.	-	-	-	-

(shares held by directors, statutory auditors, general managers and other key management personnel) continued

POSITION HELD	LAST, FIRST NAME	INTEREST IN	TYPE OF SHARE	NUMBER OF SHARES			
				HELD AT END-2005[1]	ACQUIRED DURING THE YEAR	SOLD DURING THE YEAR	HELD AT END-2006[1]
FROM 1 JANUARY TO 11 JANUARY 2006							
Director	Cattaneo Mario	UniCredito It.	ord.	-	-	-	-
Director	Citerne Philippe	UniCredito It.	ord.	-	-	-	-
Director	Negri-Clementi Gianfranco	UniCredito It.	ord.	30,000	-	-	30,000
FROM 1 JANUARY TO 2 AUGUST 2006							
Chairman (until 11 January) Deputy Chairman (from 11January to 2 August 2006)	Salvatori Carlo	UniCredito It.	ord.	125,000	-	125,000	-
BOARD OF STATUTORY AUDITORS							
Chairman	Francardo Gian Luigi	UniCredito It.	ord.	-	-	-	-
Statutory Auditor	Loli Giorgio	UniCredito It.	sav.	20,000	-	-	20,000
Statutory Auditor	Milanese Aldo	UniCredito It.	ord.	-	-	-	-
Statutory Auditor	Nicastro Vincenzo	UniCredito It.	ord.	4,000	-	-	4,000
Statutory Auditor	Timo Roberto	UniCredito It.	ord.	-	-	-	-
KEY MANAGEMENT PERSONNEL		UniCredito It.	ord.	451,406	3,386,000	3,204,000	633,406

1 Or start/end date of position if not the same as the reference periods indicated

2. Deputy Chairman since 4 August 2006.

3 Free ordinary shares assigned in 2006 to implement the Share Ownership Plan for UniCredit Group employees, as decided by the Board of Directors on 12 March 2004

Other Information

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule

In order to provide the supplementary information required by Consob Communication No. DEM/6064293 of 28 July 2006, a reconciliation of the reclassified balance sheet and profit and loss account to the mandatory reporting schedules, is provided below.

Balance sheet (€ million)

	AMOUNTS AS AT	
	31.12.2006	31.12.2005
Assets		
Cash and cash balances = *item 10*	26	46
Financial assets held for trading = *item 20*	5,243	5,586
Loans and receivables with banks = *item 60*	112,176	92,940
Loans and receivables with customers = *item 70*	11,876	12,481
Financial investments	41,168	37,881
30. Financial assets at fair value through profit or loss	*39*	*158*
40. Available-for-sale financial assets	*3,730*	*5,487*
100. Investments in associates and joint ventures	*37,399*	*32,236*
Hedging instruments	659	1,266
80. Hedging derivatives	*661*	*1,267*
90. Changes in fair value of portfolio hedged items	*-2*	*-1*
Property, plant and equipment = *item 110*	12	15
Intangible assets = *item 120*	1	2
Tax assets = *item 130*	1,266	1,147
Other assets = *item 150*	1,862	1,616
Total assets	**174,289**	**152,980**

(€ million)

	AMOUNTS AS AT	
	31.12.2006	31.12.2005
Liabilities and shareholders' equity		
Deposits from banks = item 10	63,548	52,522
Deposits from customers and debt securities in issue	73,571	63,104
20. Deposits from customers	*5,762*	*6,802*
30. Debt securities in issue	*67,809*	*56,302*
Financial liabilities held for trading = *item 40*	1,864	1,533
Hedging instruments	988	813
60. Hedging derivatives	*1,353*	*469*
70. Changes in fair value of portfolio hedged items	*-365*	*344*
Provisions for risks and charges = *item 120*	497	555
Tax liabilities = *item 80*	1,342	1,158
Other liabilities	1,045	2,382
100. Other liabilities	*990*	*2,330*
110. Provision for employee severance pay	*55*	*52*
Shareholders' equity	31,434	30,913
- Capital and reserves	27,540	27,807
130. Revaluation reserves, of which: Special revaluation laws	*277*	*277*
160. Reserves	*4,774*	*5,877*
170. Share premium	*17,628*	*16,816*
180. Issued capital	*5,219*	*5,195*
190. Treasury shares	*-358*	*-358*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	879	1,329
130. Revaluation reserves, of which: Available-for-sale financial assets	*867*	*1,330*
130. Revaluation reserves, of which: Cash-flow hedges	*12*	*-1*
- Net profit = *item 200*	3,015	1,777
Total liabilities and shareholders' equity	**174,289**	**152,980**

Subsequent Events and Outlook

Subsequent Events

On 9 January 2007 the transaction regarding the purchase from HVB of the entire stake held by the latter in BA-CA (77.53% of capital plus a 17.45% direct stake already held) was finalized at a price of € 109.81 per share, generating a total amount of about € 12.5 billion for the entire stake, as determined on the basis of an appraisal performed by an independent expert.

The first months of 2007 saw also the finalisation of the proposed reorganisation of operations in Central and Eastern Europe (CEE), which was approved by the Board in August 2006 and calls for centralising under BA-CA the equity investments and banking operations in the CEE area held by UniCredit and HVB (excluding those in Poland and those currently held in Ukraine – UniCredit Bank Ltd and HVB Bank Ukraine JSC).

Transfer of the above operations took place by means of the transfer of the "CEE business" which includes the following directly held equity investments in banks operating in CEE: 50.00% of Koç Finansal Hizmetler A.S., 81.91% of Zagrebacka banka D.D., 86.13% of Bulbank A.D., 100.00% of Zivnostenska banka, A.S., 97.11% of UniBanka A.S. (the share includes the 19.9% acquired last August from the European Bank for Reconstruction and Development at the overall price of € 40.7 million) and 99.95% of UniCredit Romania S.A. as well as a number of assets and liabilities closely related to these holdings.

In order to implement the transfer of the above business division, BA-CA approved the issuance of 55 million ordinary shares reserved for UniCredit. The issuance price of the new shares, set by the Management Board and Supervisory Board of BA-CA, which met in Q406, and confirmed in an appraisal prepared by an independent expert, was € 105.33.

The newly issued BA-CA shares will have no entitlement to the dividends for 2006. With reference to the same period, UniCredit is in turn to retain the right to dividends distributed by the aforementioned banks operating in CEE.

The transaction was finalised in March 2007 with the registration of BA-CA capital increase, after having obtained the approval from the Austrian Financial Market Authority (Finanzmarktaufsicht) and other competent authorities, as well as an independent expert's confirmation that the value of the assets transferred was at least equal to the capital increase.

Following the above transfer, the total investment held by UniCredit in BA-CA rose from 94.98% to 96.35% of the capital.

At its meeting on 23 January 2007, the Board of Directors of UniCredit, in its capacity as majority shareholder of Bayerische Hypo- und Vereinsbank AG ("HVB") and Bank Austria Creditanstalt AG ("BA-CA") resolved to initiate the squeeze-out procedure at both banks, for which a formal request is to be sent to the respective management boards.

UniCredit currently holds 95.04% of the ordinary share capital of HVB after acquiring 1.23% on the market, and 96.35% of the share capital of BA-CA, after the sale of the CEE business. Thus, it is possible to initiate this procedure based on the provisions of German and Austrian laws respectively

To carry out the squeeze-out at HVB, UniCredit intends to propose a resolution to the shareholders in accordance with Section 327 et seq. of the German Stock Corporation Act, preferably during the annual shareholders' meeting which will take place on 16 May 2007.

Based on legal requirements, UniCredit will offer an appropriate cash consideration for all HVB bearer shares on the basis of an expert opinion. An expert selected and appointed by the court with jurisdiction for Munich will determine the fairness of the consideration.

To carry out the squeeze-out at BA-CA, UniCredit intends to propose a resolution to shareholders in accordance with the Austrian Squeeze-out Act during the shareholders' meeting which will take place on 3 May 2007.

Based on legal requirements, UniCredit will offer an appropriate cash consideration for all BA-CA bearer shares. UniCredit and BA-CA will jointly determine this squeeze-out price based on an expert opinion, and at the joint request of UniCredit and BA-CA, an expert appointed by the Commercial Court of Vienna will determine the fairness of this price. In any event, UniCredit intends to preserve the current position of AVZ and BR-Funds as well as the contractual rights arising from the existing Restated Bank of the Regions Agreement.

Outlook

The completion of the Group's reorganisation, which forms the framework for the corporate transactions described above, will have an overall negative effect on the results expected by the Parent Company for 2007.
Operating income is expected to fall relative to 2006 owing to the negative impact of financial costs associated with the acquisition of the stake in BA-CA, the predicted further rise in market rates, the impact on the whole year of the interest payable on the debt taken out for the acquisition of BPH, and the lower dividends resulting from transactions carried out on non-Group holdings in 2006. These effects will be only partially offset by an increase in dividends from Group companies.
A further factor is the expected increase in operating costs, in particular administrative expenses, chiefly due to increased project analysis activity.
The expected net profit will also be severely affected by the anticipated fall in investment income.

Milan, 21 March 2007

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO



Franco Fontana , "Puglia", 1978, UniCredit Collection.

Proposal to the Shareholders' Meeting

To the Shareholders:
On the basis of the Report on Operations accompanying these Accounts, we ask you to approve the Accounts of UniCredito Italiano as at 31 December 2006 being the Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement and Notes to the Accounts, as submitted by the Board of Directors, as a whole and the individual entries thereof.

Appropriation of net profit:

The 2006 Income Statement showed net profits, entirely available for distribution in accordance with art. 6 of Legislative Decree 38 dated 28 February 2005, of	**3,014,509,520.23**

which we propose to distribute as follows:

to the Legal Reserve, pursuant to the Articles of Association, Article 38		185,019,320.55
to the medium-term Group staff incentive plan Reserve as approved by the Board of Directors		1,000,000.00
to the Shareholders:		
- 48% of the par value of €5,168,111,820.50 equal to €0.240 on each of the 10,336,223 641 ordinary shares (*) to be distributed only to shares outstanding on the dividend payment date, excluding treasury shares	2,480,693,673.84	
- 51% - (i.e., 48% as on the ordinary shares plus a further 3%) on the par value of 10,853,276.00 savings shares (equal to €0.255 on each of the 21,706,552 savings shares)	5,535,170.76	2,486,228,844.60
to the Statutory Reserve		342,261,355.08
		3,014,509,520.23

(*) Comprises 10,416,544,981 ordinary shares already issued as at 31.12.2006, 2,593,560 ordinary shares issued in 2007 with dividend entitlement for 2006, 4,085,100 ordinary shares ("Performance shares" to be allocated to the Top Management of Group Companies), issued under the resolution passed by the Board of Directors on 21.03.2007, with dividend entitlement for 2006 and net of 87,000,000 ordinary shares held by the Bank as at 31.12.2006.

Milan, 21 March 2007

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO



Massimo Vitali, "Pic [illegible] 2000, Collezione HVB

Company Accounts and Annexes

Accounts

Accounts

Accounts

Balance sheet (€)

Assets		31.12.2006	31.12.2005
10.	Cash and cash balances	25,707,391	46,226,983
20.	Financial assets held for trading	5,243,163,571	5,586,040,325
30.	Financial assets at fair value through profit or loss	38,657,376	157,499,587
40.	Available-for-sale financial assets	3,729,743,356	5,487,103,581
60.	Loans and receivables with banks	112,175,676,904	92,940,182,356
70.	Loans and receivables with customers	11,875,808,798	12,481,097,450
80.	Hedging derivatives	660,603,103	1,267,089,205
90.	Changes in fair value to portfolio hedged financial assets (+/-)	(1,854,329)	(947,325)
100.	Investments in associates and joint ventures	37,399,169,213	32,236,133,235
110.	Property, plant and equipment	12,669,688	14,760,447
120.	Intangible assets:	905,152	1,971,380
	of which: - goodwill	-	-
130.	Tax assets:	1,266,502,629	1,146,895,535
	a) current tax assets	*875,782,347*	*806,950,984*
	b) deferred tax assets	*390,720,232*	*339,944,551*
150.	Other assets	1,862,491,624	1,616,081,705
	Total assets	**174,289,244,476**	**152,980,134,464**

Balance sheet

(€)

	Liabilities and Shareholders' Equity	31.12.2006	31.12.2005
10.	Deposits from banks	63,548,030,948	52,522,236,700
20.	Deposits from customers	5,761,755,937	6,802,618,751
30.	Debt securities in issue	67,809,650,601	56,301,724,020
40.	Financial liabilities held for trading	1,863,807,394	1,532,672,778
60.	Hedging derivatives	1,353,215,466	469,113,619
70.	Changes in fair value to portfolio hedged financial liabilites (+/-)	(364,840,605)	343,565,777
80.	Tax liabilities:	1,341,693,465	1,157,812,657
	a) current tax liabilities	*889,555,849*	*790,596,340*
	b) deferred tax liabilities	*452,137,616*	*367,216,317*
100.	Other liabilities	989,741,565	2,329,761,257
110.	Provision for employee severance pay	55,517,676	52,692,092
120.	Provisions for risks and charges:	497,228,526	554,568,931
	a) post-retirement benefit obligations	*412,191,079*	*413,739,859*
	b) other provisions	*85,037,447*	*140,829,072*
130.	Revaluation reserves	1,155,829,743	1,606,608,880
160.	Reserves	4,774,160,923	5,876,808,237
170.	Share premium	17,628,233,262	16,816,170,363
180.	Share capital	5,219,125,767	5,195,277,353
190.	Treasury shares (-)	(358,415,712)	(358,415,712)
200.	Net Profit or Loss (+/-)	3,014,509,520	1,776,918,761
	Total liabilities and shareholders' equity	**174,289,244,476**	**152,980,134,464**

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI

Income statement

(€)

Items		31.12.2006	31.12.2005
10.	Interest income and similar revenues	5,009,391,703	3,150,611,658
20.	Interest expense and similar charges	(5,167,246,620)	(3,188,347,980)
30.	**Net interest margin**	**(157,854,917)**	**(37,736,322)**
40.	Fee and commission income	74,121,176	209,450,751
50.	Fee and commission expense	(20,287,427)	(37,997,891)
60.	**Net fees and commissions**	**53,833,749**	**171,452,860**
70.	Dividend income and similar revenue	2,358,317,526	1,918,498,378
80.	Gains and losses on financial assets and liabilities held for trading	23,893,062	(143,100,516)
90.	Fair value adjustments in hedge accounting	4,299,473	9,543,913
100.	Gains and losses on disposal of:	675,257,488	226,669,518
	a) loans	*64,366*	*(799,899)*
	b) available-for-sale financial assets	*675,193,122*	*227,469,417*
	c) held-to-maturity investments	-	-
	d) financial liabilities	-	-
110.	Gains and losses on financial assets/liabilities at fair value through profit or loss	2,264,178	2,070,074
120.	**Operating income**	**2,960,010,559**	**2,147,397,905**
130.	Impairment losses on:	2,722,013	10,746,773
	a) loans	*9,508,329*	*13,654,849*
	b) available-for-sale financial assets	*(1,020,816)*	*(3,514,686)*
	c) held-to-maturity investments	-	-
	d) other financial assets	*(5,765,500)*	*606,610*
140.	**Net profit from financial assets**	**2,962,732,572**	**2,158,144,678**
150.	Administrative costs:	(522,438,836)	(510,093,882)
	a) staff expenses	*(277,458,349)*	*(269,387,909)*
	b) other administrative expenses	*(244,980,487)*	*(240,705,973)*
160.	Provisions for risks and charges	(32,418,784)	(8,463,592)
170.	Impairment/write-backs on property, plant and equipment	(3,731,025)	(8,859,113)
180.	Impairment/write-backs on intangible assets	(1,364,468)	(3,002,493)
190.	Other net operating income	24,851,854	41,019,786
200.	**Operating costs**	**(535,101,259)**	**(489,399,294)**
210.	Profit (loss) of associates	506,902,917	(6,558,140)
230.	Goodwill amortisation	-	(15,730,194)
240.	Gain and losses on disposal of investments	2,963,920	3,364,001
250.	**Total profit or loss before tax from continuing operations**	**2,937,498,150**	**1,649,821,051**
260.	Tax expense (income) related to profit or loss from continuing operations	77,011,370	127,097,710
270.	**Total profit or loss after tax from continuing operations**	**3,014,509,520**	**1,776,918,761**
290.	**Net Profit or Loss for the period**	**3,014,509,520**	**1,776,918,761**

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI

Statement of Changes in Shareholders' Equity

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS AT 31.12.2006 (€)

	BALANCE AS AT 31.12.2005(*)	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2006	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY AS AT 31.12.2006
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	SHAREHOLDERS' EQUITY TRANSACTIONS						NET PROFIT OR LOSS AS AT 31.12.2006	
							ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS		
Share capital:	5,195,277,353	-	5,195,277,353	-	-	-	23,848,414	-	-	-	-	-	-	5,219,125,767
a) ordinary shares	5,184,424,077	-	5,184,424,077	-	-	-	23,848,414	-	-	-	-	-	-	5,208,272,491
b) other shares	10,853,276	-	10,853,276	-	-	-	-	-	-	-	-	-	-	10,853,276
Share premium	16,816,170,363	-	16,816,170,363	-	-	641,584,288	170,478,611	-	-	-	-	-	-	17,628,233,262
Reserves:	5,876,808,237	-	5,876,808,237	234,668,623	(733,387,155)	(641,584,288)	(2,747,430)	-	-	-	-	40,402,936	-	4,774,160,923
a) from profits	1,953,035,121	-	1,953,035,121	234,668,623	(733,387,155)	-	(2,747,430)	-	-	-	-	-	-	1,451,569,159
b) other	3,923,773,116	-	3,923,773,116	-	-	(641,584,288)	-	-	-	-	-	40,402,936	-	3,322,591,764
Revaluation reserves:	1,606,608,880	-	1,606,608,880	-	-	(450,779,137)	-	-	-	-	-	-	-	1,155,829,743
a) available-for-sale	1,330,265,974	-	1,330,265,974	-	-	(462,772,393)	-	-	-	-	-	-	-	867,493,581
b) cash-flow hedging	(677,123)	-	(677,123)	-	-	11,993,256	-	-	-	-	-	-	-	11,316,133
c) other[1]	277,020,029	-	277,020,029	-	-	-	-	-	-	-	-	-	-	277,020,029
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(358,415,712)	-	(358,415,712)	-	-	-	-	-	-	-	-	-	-	(358,415,712)
Net Profit (Loss) for the year	1,776,918,761	-	1,776,918,761	(234,668,623)	(1,542,250,138)	-	-	-	-	-	-	-	3,014,509,520	3,014,509,520
Shareholders' equity	30,913,367,882	-	30,913,367,882	-	(2,275,637,293)	(450,779,137)	191,579,595	-	-	-	-	40,402,936	3,014,509,520	31,433,443,503

(*) Items d scosed under IFRS.

(1) Special revaluation laws.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS AT 31.12.2005

(€)

	BALANCE AS AT 31.12.2004*	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2005	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: RESERVES	ALLOCATION OF PROFIT FROM PREVIOUS YEAR: DIVIDENDS	CHANGES DURING THE PERIOD: CHANGES IN RESERVES	SHAREHOLDERS' EQUITY TRANSACTIONS: ISSUE OF NEW SHARES	SHAREHOLDERS' EQUITY TRANSACTIONS: ACQUISITION OF TREASURY SHARES	SHAREHOLDERS' EQUITY TRANSACTIONS: DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	SHAREHOLDERS' EQUITY TRANSACTIONS: CHANGE IN EQUITY INSTRUMENTS	SHAREHOLDERS' EQUITY TRANSACTIONS: OWN SHARE DERIVATIVES	SHAREHOLDERS' EQUITY TRANSACTIONS: STOCK OPTIONS	NET PROFIT OR LOSS AS AT 31.12.2005	SHAREHOLDERS' EQUITY AS AT 31.12.2005
Share capital:	3,168,354,642	-	3,168,354,642	-	-	-	2,026,922,711	-	-	-	-	-	-	5,195,277,353
a) ordinary shares	3,157,501,366	-	3,157,501,366	-	-	-	2,026,922,711	-	-	-	-	-	-	5,184,424,077
b) other shares	10,853,276	-	10,853,276	-	-	-	-	-	-	-	-	-	-	10,853,276
Share premium	2,308,638,896	-	2,308,638,896	-	-	-	14,507,531,467	-	-	-	-	-	-	16,816,170,363
Reserves:	3,344,403,694	21,045,741	3,365,449,435	393,718,972	-	2,109,308,029	(9,162,883)	-	-	-	-	17,494,684	-	5,876,808,237
a) from profits	1,547,433,291	21,045,741	1,568,479,032	393,718,972	-	-	(9,162,883)	-	-	-	-	-	-	1,953,035,121
b) other	1,796,970,403	-	1,796,970,403	-	-	2,109,308,029	-	-	-	-	-	17,494,684	-	3,923,773,116
Revaluation reserves:	277,020,029	1,149,002,560	1,426,022,589	-	-	180,586,291	-	-	-	-	-	-	-	1,606,608,880
a) available-for-sale	-	1,148,850,063	1,148,850,063	-	-	181,415,911	-	-	-	-	-	-	-	1,330,265,974
b) cash-flow hedging	-	152,497	152,497	-	-	(829,620)	-	-	-	-	-	-	-	(677,123)
c) other[1]	277,020,029	-	277,020,029	-	-	-	-	-	-	-	-	-	-	277,020,029
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	-	(358,415,712)	(358,415,712)	-	-	-	-	-	-	-	-	-	-	(358,415,712)
Net Profit (Loss) for the period	1,675,509,976	-	1,675,509,976	(393,718,972)	(1,281,791,004)	-	-	-	-	-	-	-	1,776,918,761	1,776,918,761
Shareholders' equity	10,773,927,237	811,632,589	11,585,559,826	-	(1,281,791,004)	2,289,894,320	16,525,291,295	-	-	-	-	17,494,684	1,776,918,761	30,913,367,882

(*) Items disclosed under IFRS with the exception of IAS 32 and 39 (Financial Instruments)

(1) Special revaluation laws.

Cash-Flow Statement

Cash-Flow Statement (€)

	31.12.2006	31.12.2005
A. OPERATING ACTIVITIES		
1. Operations	**164,784,302**	**-767,737**
- Profit (loss) for the period	3,014,509,520	1,776,918,761
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities at fair value through profit and loss (+/-)	-159,102,650	121,405,111
- capital gains/losses on hedging transactions (+/-)	-4,299,473	-9,543,912
- net write-offs/write-backs due to impairment (+/-)	2,328,198	186,996
- net write-offs/write-backs on tangible and intangible assets (+/-)	5,095,493	26,642,745
- provisions and other income/expenses (+/-)	-502,146,335	-6,021,130
- tax not paid (+/-)	-76,861,090	-111,260,838
- other adjustements	-2,114,739,361	-1,799,095,470
2. Liquidity generated/absorbed by financial assets	**-17,730,543,056**	**-16,223,817,074**
- financial assets held for trading	717,077,527	-1,544,988,335
- financial assets at fair value through profit and loss	118,326,317	155,350,947
- available-for-sale financial assets	1,202,018,662	133,691,723
- loans and receivables with banks	-20,512,219,028	-15,067,329,247
- loans and receivables with customers	285,014,102	-19,853,686
- other assets	459,239,364	119,311,524
3. Liquidity generated/absorbed by financial liabilities	**23,112,075,222**	**16,941,743,606**
- deposits from banks	11,326,225,067	9,235,917,862
- deposits from customers	771,908,013	-343,648,714
- debt securities in issue	11,507,926,581	8,870,028,040
- financial liabilities held for trading	116,552,387	-1,442,882,317
- other liabilities	-610,536,826	622,328,735
Net liquidity generated/absorbed by operating activities	**5,546,316,468**	**717,158,795**
B. INVESTMENT ACTIVITIES		
1. Liquidity generated by:	**2,000,518,628**	**2,311,003,286**
- sales of equity investments	933,765,429	38,456,617
- collected dividends on equity investments	2,271,793,953	1,870,235,654
- sales of property, plant and equipment	3,338,898	98,446,675
- sales of intangible assets	-	19,521
- disposal of businesses	-1,208,379,652	303,844,819
2. Liquidity absorbed by:	**-5,481,555,711**	**-1,745,672,593**
- purchases of equity investments	-5,479,166,730	-1,643,632,090
- purchases of tangible assets	-2,070,792	-101,076,866
- purchases of intangible assets	-318,189	-963,637
- purchase of businesses	-	-
Net liquidity generated/absorbed by investing actvities	**-3,481,037,083**	**565,330,693**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	191,579,595	-
- issue/purchase of equity instruments	-	-
- distribution of dividends and other purposes	-2,275,637,293	-1,281,791,005
Net liquidity generated/absorbed by financing actvities	**-2,084,057,698**	**-1,281,791,005**
NET LIQUIDITY GENERATED/ABSORBED DURING THE PERIOD	**-18,778,313**	**698,483**

LEGEND: (+) generated; (-) absorbed

RECONCILIATION

(€)

	31.12.2006	31.12.2005
Cash and cash equivalents at the beginning of the year	**46,226,983**	**41,935,808**
Net liquidity generated/absorbed during the period	-18,778,313	698,483
Cash and cash equivalents: effect of exchange differences	-1,741,279	3,592,692
Cash and cash equivalents at the end of the period	**25,707,391**	**46,226,983**

Notes to the Accounts

Notes to the Accounts

Part A) Accounting Policies

Notes to the Accounts

Part A) Accounting Policies

A1) General

Section 1 - Statement of compliance with IFRS

Under EU Regulation 1606/2002 and Italian Legislative Decree 38/05, as from the 2006 financial year issuers of financial instruments traded in regulated markets are required to prepare their accounts in accordance with IFRS.

The Parent Company UniCredito Italiano S.p.A. – which for the preparation of 2005 company Accounts did not opt, under Legislative Decree 38/05, Section 4, §2, to apply IFRS – now presents its 2006 Accounts under IFRS as interpreted by IFRIC and SIC and endorsed by the EU up to 31 December 2006.

IFRS 1 – **First-time Adoption** of IFRS prescribes that if a Parent Company adopts IFRS first in its consolidated Accounts and later in its company Accounts, assets and liabilities should be recognised in the same amount in both sets of Accounts, although prepared with reference to different reporting dates and subject to the effects of any consolidation adjustments. The IFRS changeover date for the Parent Company was 1 January 2005.

As required by IFRS 1, Part L of this document contains a reconciliation of shareholders' equity and net profit under Italian GAAP to shareholders' equity and net profit under IFRS, together with explanatory notes.

"This disclosure has been prepared in accordance with Banca d'Italia Circular 262 dated 22 December 2005".

Section 2 - Preparation criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission up to 31 December 2006, pursuant to the above-mentioned Regulation 1606/2002.

The accounts comprise the balance sheet, the income statement, the statement of changes in shareholders' equity, the cash-flow statement (compiled using the indirect method) and the notes to the accounts.

Unless otherwise specified, figures are given in **thousands of euros**.

In accordance with Banca d'Italia Circular no. 262/2005, **items and tables for which there is no significant information to be disclosed are not included in these Notes.**

As already underlined, the Parent Company did not opt, under Legislative Decree 38/2005, Section 4, 2nd paragraph, to prepare its 2005 company Accounts in accordance to IFRS, as had been prescribed for the consolidated accounts as at the same date.

When preparing the consolidated accounts at 31 December 2005, the Group took advantage of the option of applying certain first-time adoption exemptions under IFRS regarding the compilation of the tables in the notes to the accounts, as provided by the transitory instructions contained in Banca d'Italia circular 262.

These company accounts at 31 December 2006 therefore present 2005 comparative data determined according to these transitory instructions.

Section 3 - Subsequent events

No events have occurred after the balance sheet date that would make it necessary to change the information given in the Accounts.

Section 4 - Other matters

These Accounts are the first set of accounts prepared under IFRS. As required by IFRS 1, Part L contains the document on the changeover to IFRS already attached to our Consolidated First Half Report as at 30 June 2006, which comprises the following:

- reconciliation of shareholders' equity under Italian GAAP (Legislative Decree 87/92) to shareholders' equity under IFRS as at 1 January 2005 and 31 December 2005;
- reconciliation of net profit under Italian GAAP (Legislative Decree 87/92) to net profit under IFRS for the 2005 financial year;
- explanatory notes on the nature of the main adjustments to the shareholders' equity and net profit for the periods under review.

In particular, on this occasion we took exemption in the following instances permitted by IFRS 1:

- Business combinations - The rules for business combination transactions that occurred prior to the transition date were not applied retroactively and the latest carrying amount of goodwill under previous GAAP was maintained.
- Property - On the date of first adoption, property was reported at purchase cost less accumulated depreciation and any impairment losses, including any revaluations applied in the past. The exemption allows for maintaining any revaluations made in the past as an integral cost component at the time of initial adoption, as provided by previous GAAP.
- Financial Assets that cannot be derecognised - The Bank did not recognise loans securitised in transactions entered into before 1 January 2004 even though IAS 39 requires loans of this type to be recognised in the Accounts.
- Stock option plans and transactions with share-based payment settled using equity instruments - The Group took advantage of the option not to apply IFRS 2 (Share-Based Payment) to equity instruments allocated before 7 November 2002 or accrued prior to transition to IFRS.
- Employee benefits: IAS 19 (Employee Benefits) allows for the usage of the 'corridor' approach, and thus, a portion of actuarial gains and losses does not have to be reported. This exemption allows for the use of this method only for periods following the first application, and thus, all previously accumulated actuarial gains and losses were recognised at the time IAS was first adopted.

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources. These estimates and projections are regularly reviewed. Any changes arising out of this reappraisal are recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.

These accounts are audited by KPMG S.p.A. pursuant to LD 58/98 and the resolution passed by the Shareholders' Meeting on 4 May 2004.

A2) The Main Items of the Accounts

1 - Financial Assets held for trading (HfT)

A financial asset is classified as held for trading if it is:
1. acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
2. part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;
3. a derivative (except for a derivative that is a designated hedging instrument - see Section 6).

When an HfT financial asset is recognised initially, it is measured at its fair value excluding transaction costs that are directly recognised in profit or loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition, an entity shall measure these financial assets at their fair value through profit or loss. Equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and settled by delivery of such unquoted equity instruments are measured at cost.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading", with the exception of financial derivatives relating to a fair value option of which gains and losses, whether realised or measured, are booked in item 110. "Gains (losses) on financial assets/liabilities at fair value through profit and loss" (please see Ch. 5). If the fair value of a financial asset falls below zero, it is recognised in item 40 "Financial liabilities held for trading".

If it is deemed that there is objective evidence that an HfT financial asset carried at cost has undergone an impairment loss, the amount of the impairment loss – recognised in profit or loss under item 80 "Gains (losses) on financial assets and liabilities held for trading" - is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed.

A derivative is a financial instrument or other contract with all three of the following characteristics:
1. its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');
2. it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
3. it is settled at a future date.

Gains and losses originated from derivatives held for trading, whether realised or not, are recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading".

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.
A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:
1. the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
2. a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
3. the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as an HfT financial asset or financial liability.

When an embedded derivative is separated, the host contract is recognised according to its category.

2 - Available-for-sale Financial Assets (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs directly attributable to the instrument, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value, the amount of amortised cost being recognised through profit or loss. Gains or losses arising out of changes in fair value are recognised in equity item 130 "Revaluation reserves" - except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised in item 80 "Gains (losses) on financial assets and liabilities held for trading" - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100(b) "Gains (losses) on disposal or repurchase of AfS financial assets".

If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 130 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130(b) "Impairment losses (b) Available for sale financial assets". The amount that is removed is the difference between carrying amount (acquisition cost less any impairment loss already recognised in profit or loss) and current fair value. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.
Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, but recognised at equity, even when the reasons for impairment no longer obtain.

3 - Held to Maturity Investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:

a) are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
b) occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
c) are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100(c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130(c) "Impairment losses (c) held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised. The amount of the reversal is recognised in the same profit or loss item.

4 - Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of contract signing, which normally coincides with the date of of disbursement to the borrower.

These items include debt instruments with the same characteristics.

After initial recognition at fair value including transaction costs that are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:
- when a loan or receivable is derecognised: in item 100 (a) "Gains (losses) on disposal";

or:
- when a loan or receivable is impaired: in item 130 (a) "Impairment losses (a) loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accruals basis under item 10 "Interest income and similar revenue".
A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected cash flows of principal and interest less recovery costs and any prepayments received; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

Loans and receivables are reviewed to identify those that, following events occurring after initial recognition, display objective evidence of possible impairment. These impaired loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130(a) "Impairment losses (a) loans and receivables".

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130(a) "Impairment losses (a) loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

Impaired loans and receivables are divided into the following categories:
- **Non-performing loans** - formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation. Measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;
- **Doubtful loans** - exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time: measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;
- **Restructured loans** - exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of

principal: measurement is on a loan-by-loan basis, including the present value of losses due to loan rates being lower than funding cost;
- **Past-due loans** - total exposure to any borrower not included in the other categories, which at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 180 days past due.

Total exposure is recognised in this category if, at the balance-sheet date,
either
- the expired or unauthorised borrowing;
or
- the average daily amount of expired or unauthorised borrowings during the last preceding quarter are equal to or exceed 5% of total exposure.

Measurement is on a portfolio basis using historical and statistical information.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel II.

Each loan with similar characteristics in terms of credit risk - in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors - is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The methods used combine Basel 2 recommendations and IFRS. The latter exclude future loan losses, not yet sustained, but include losses already sustained even if they were not manifest at the date of measurement, on the basis of past experience of losses on assets with a similar risk profile to that of the assets being measured.
If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130(d) "Impairment losses (d) other financial assets" offsetting the liability item 120(b) "Provision: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities"). Allowances for unsecured loans to residents of countries experiencing debt service difficulties are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Loans and receivables also include, as "Assets sold but not derecognised", loans securitised after 1 January 2004 which cannot be derecognised under IAS 39.

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers" as "Liabilities in respect of assets sold but not derecognised".
Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.

Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130(a) "Impairment losses (a) loans and receivables".

5 - Financial Instruments at Fair Value through Profit or Loss (FIaFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:
- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FIaFV include non-HfT financial assets, but whose risk is:
- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss"); and managed by the use of derivatives not treatable as hedges.

FIaFV are accounted for in a similar manner to HfT financial assets (see Section 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - Hedge Accounting

Derivative hedging instruments are of three types:

a) Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;
b) Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;
c) Hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods, in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125 per cent.

The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

The assessment of effectiveness is made at each balance-sheet date or other reporting date. If the assessment does not confirm the effectiveness of the hedge, from that time on hedge accounting is discontinued in respect of the hedge and the hedging derivative is reclassified as a held-for-trading instrument.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer highly effective; the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instuments are so designated when identifiable with an ultimate counterparty outside the Group.

Hedging derivatives are measured at fair value. Specifically:

1. **Fair Value Hedging** - an effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting" at once.
   If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the item 100. "Gains (losses) on disposal or repurchase";
2. **Cash Flow Hedging** - the portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 130 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".
   If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 80 "Gains (losses) on financial assets and liabilities held for trading";
3. **Hedging a Net Investment in a Foreign Operation** - hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges: the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 130 "Revaluation reserves" through the statement of changes in equity;
   the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".
   The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation;

4. **Macro-hedged financial assets (liabilities)** - IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability, but also a monetary position made up of a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities.
   As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are offset by changes in fair value of the hedging instrument and if the hedge ratio is within the range of 80-125 per cent.
   Net changes – gains or losses – in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting ".

   The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".
   If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the remeasurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.
   If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 100. "Gains (losses) on disposal or repurchase".

7 - Equity Investments

Equity investments are equity instruments and consequently defined as financial instruments under IAS 32.

Investments in equity instruments made with the intention of establishing or maintaining a long-term operational relationship with the investee are strategic investments.

The following are the types of equity investment:

SUBSIDIARIES

Subsidiaries are entities of which:

- The parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The parent owns half or less of the voting power and has:
  a) power over more than half of the voting rights by virtue of an agreement with other investors;
  b) power to govern the financial and operating policies of the entity under a statute or an agreement;
  c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  d) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

ASSOCIATES

An associate is a company over which the investor has significant influence and which is neither a subsidiary nor an interest in a joint venture.

If the investor holds, directly or indirectly, less than 20 per cent or more of the voting power of another company, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an investor from having significant influence.

JOINT VENTURES

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in subsidiaries, associates and joint ventures are measured at cost.

The purchase price of an equity investment is the sum of:
- the fair value, at the date of acquisition, of the assets sold, liabilities assumed and equity instruments issued by the purchaser in exchange for control of the investee and
- any cost directly attributable to the acquisition.

If there is reason to believe that the value of an equity investment is impaired, the recoverable value of the investment is estimated, taking into account its fair value if it is a listed instrument or its value in use if the investment is in an unlisted company. The value in use of an unlisted company is determined where possible using internal measurement models in general use in financial business.
If it is not possible to obtain sufficient information the value in use is considered to be the net worth of the company.
If the recovery value is less than the carrying value, the difference is recognised through profit or loss in item 210: "Profit (loss) of associates". If the reasons for impairment are removed following a subsequent event occurring after the recognition of impairment, writebacks are made through the same profit or loss item.

Equity investments considered strategic investments not covered by the above definitions and not recognised in item 140. "Non-current assets and disposal groups held for sale" or item 90. "Liabilities associated with assets held for sale" (see Section 10), are classified as available for sale financial assets or financial assets measured at fair value, and treated accordingly (see Sections 2 and 5).

8 - Property, Plant and Equipment

The item includes:
- land
- buildings
- furniture and fixtures
- plant and machinery
- other machinery and equipment
- leasehold improvements.

and is divided between:
- assets used in the business
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be let under a finance lease.

The item includes assets used as lessee under a finance lease, or let/hired out as lessor under an operating lease.

Leasehold improvements (included in the above items) are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use.

Improvements and additional expenses relating to property, plant and equipment identifiable and not separable are recognised in item 150 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location, installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:
- 150(b) "General and administrative expenses", if they refer to assets used in the business;
  or
- 190 "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

An item with a finite useful life is subject to straight-line depreciation. An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 170 "Impairment/write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in profit and loss item 240 "Gains (losses) on disposal of investiments".

9 - Intangible Assets

An intangible asset is an identifiable non-monetary asset without physical substance, controlled by the Parent, from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents. This items also includes intangible assets used as lessee under finance leases or as lessor under operating leases (rental/hire).

Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.
An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life. Intangible assets with an unlimited useful life are not amortised.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset. Any impairment loss is recognised in profit and loss item 180 "Impairment/write-backs on intangible assets".

An intangible fixed asset with indefinite life is not amortised. Even if there are no indications of impairment, each intangible asset's carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 180 "Impairment/write-backs on intangible assets".

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in the profit and loss item 240 "Gains (losses) on disposal of investments".

Goodwill
Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a subsidiary is recognised as an intangible asset. Goodwill arising from the acquisition of non-controlling interests is recognised through investments in associates. Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Even if there are no indications of impairment, goodwill undergoes an annual impairment test, as for intangible assets with an indefinite useful life.

Impairment losses on goodwill are recognised in profit and loss item 230 "Impairment losses on goodwill". In respect of goodwill, no write-backs are allowed.

10 - Non-current Assets Held for Sale

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 140 "Non-current assets and disposal groups held for sale" and item 90 "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

The balance of revenue and expense relating to these assets and liabilities (dividends, interest etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 280 "Gains (losses) on groups of assets held for sale net of tax".

11 - Current and Deferred Tax

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset (item 130b) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:

- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from:

- the initial recognition of goodwill; or
- the initial recognition of an asset or liability in a transaction which:
    1. is not a business combination; and
    2. at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

- the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:

- the temporary difference will reverse in the foreseeable future; and
- taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 260 "Tax expense (income) related to profit or loss from continuing operations", except tax relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 - Provisions for Risks and Charges

Retirement Payments and Similar Obligations

Retirement provisions - i.e. provisions for employee benefits paid after leaving employment - are classified as defined contribution plans or defined-benefit plans according to the nature of the plan. In detail:

- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan. since it has no legal or implicit obligation to make further

contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employee's working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120(a) is the present value of the obligation at the Balance Sheet Date, plus or minus any actuarial gains or losses not recognised in the Accounts under the 'corridor' method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation, less any pension charges relating to benefits already provided but not recognized, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

Other Provisions

Provisions for risks and charges are recognised when:

- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation;

and

- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 160 "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions.

"Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under Retirement Payments and Similar Obligations).

13 - Liabilities and Securities in Issue

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is normally the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract.

Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part. recognised in item 150 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

14 - Financial Liabilities Held for Trading

Financial liabilities held for trading include:
a) derivatives that are not recognised as hedging instruments;
b) obligations to deliver financial assets sold short;
c) financial liabilities issued with an intention to repurchase them in the near term;
d) financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.
A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - Financial Liabilities at Fair Value through Profit and Loss

Financial liabilities, like financial assets may also be designated on initial recognition as measured at fair value, provided that:

- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or

- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - Foreign Currency Transactions

A foreign currency transaction is recognised at the spot exchange rate of the transaction date.

Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80 "Gains and losses on financial assets and liabilities held for trading".

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:

- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:
• the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
• the ineffective portion is however recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".
On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

17 - Other Information

Business Combinations
A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.

A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).
IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:
a) identifying an acquirer;
b) measuring the cost of the business combination;
and
c) allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.
When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date. However, a business combination may involve more than one exchange transaction, for example when it is achieved in stages by successive share purchases.

When this occurs:
a) the cost of the combination is the aggregate cost of the individual transactions; and
b) the date of exchange is the date of each exchange transaction (i.e. the date that each individual investment is recognised in the financial statements of the acquirer), whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

The acquirer shall recognise the acquiree's identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:
(a) in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;
(b) in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;
(c) in the case of an intangible asset or a contingent liability, its fair value can be measured reliably.

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

Treasury Shares
Treasury shares held are deducted from equity. The difference

between the price on later sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

Finance Leases

Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Ownership of the asset is transferred to the lessee, however not necessarily at contract maturity.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:

- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

Factoring

Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

Repo Transactions

Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks. In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

Employee benefits for Italy-based permanent employees (Trattamento di fine rapporto - "TFR")

The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see Section 12 under Retirement Payments and Similar Obligations).

The "TFR" cost accrued during the year is recognised in the profit and loss item 150(a) "Staff expenses" and includes the average present value of the benefits accrued during the year by serving employees ("current service cost") and interest accruing in the year on the obligation ("interest cost").

Actuarial gains and losses - i.e. the difference between the carrying value of the liabilities and the present value of the obligation at year-end - are recognised using the 'corridor' method, i.e. only if they exceed 10% of the present value of the obligation at year-end. Any surplus is recognised through profit or loss by amortising over the average residual working life of the employees who are members of the plan, starting from the next following financial year.

With regard to TFR, it is noted that Italian Legislative Decree 252/05 came into force one year early.

Inter alia, this LD prescribes that - with effect from 1 January 2007 - all accruing TFR must be transferred, in accordance with the employee's wishes, to a complementary pension fund or to the State pension agency INPS.

This matter was discussed by the pension fund committee of the Italian national actuaries' council (Consiglio nazionale degli attuari) which expressed its opinion that the valuation of TFR as at 31 December 2006 should be made using the same methods as in previous fiscal years; the council also noted that any different appliacations of IAS 19 will depend on the content of the enabling decrees for the new regulations, which will be able to be taken into account when making valuations for the fiscal 2007 accounts.

Share-based Payment

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:

- Stock options
- Performance shares (i.e. awarded on attainment of certain objectives)
- Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 150 "Administrative costs" offsetting the liability item 160 "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100 "Other liabilities". The fair value of the liability, as long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit and loss item 150 "Administrative costs".

Other Long-term Employee Benefits
Long-term employee benefits - e.g. long-service bonuses, paid on reaching a predefined number of years' service - are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see Section 12 - Provisions for risks and charges - retirement payments and similar obligations). Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

Guarantees and credit derivatives in the same class
Guarantees and credit derivatives in the same class measured under IAS 39 are initially and subsequently (on remeasurement following impairment losses) recognised in item 100 "Other liabilities". Impairment losses are recognised in profit and loss item 130(d) "Impairment losses on other financial assets".

PROFIT AND LOSS

Interest Income and Expense
Interest and similar income accrue on cash, HfT assets and liabilities and assets and liabilities at fair value through profit and loss, AfS financial assets, HtM investments, loans and receivables, deposits, and securities in issue.
Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.
Interest also includes:
the net credit or debit balance of differentials and margins on financial derivatives:

- hedging interest-bearing assets and liabilities;
- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

Fees and Commissions
Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Dividends
Dividends are recognised in the profit and loss account for the year in which their distribution has been approved.

RELEVANT IFRS DEFINITIONS

The main definitions introduced by IFRS are described below.

Amortised cost
The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

The effective interest method is a method of allocating the interest income or interest expense over the life of a financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Commissions forming an integral part of the effective interest rate include loan drawdown fees or underwriting fees relating to a financial asset not designated at fair value, e.g., fees received as compensation for the assessment of the issuer's or borrower's financial situation, for valuation and registration of security, and generally for the completion of the transaction (management fees).

Transaction costs include fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs or internal administrative or holding costs.

Impairment of financial assets

At each balance sheet date an entity assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment.

Losses expected as a result of future events, no matter how likely, are not recognised.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to our attention about the following loss events:

a) significant financial difficulty of the issuer or obligor;
b) a breach of contract, such as a default or delinquency in interest or principal payments;
c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting a concession to the borrower which the lender would not otherwise consider;
d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
e) the disappearance of an active market for that financial asset because of financial difficulties; however, the disappearance of an active market due to the fact that a company's financial instruments are no longer traded publicly is no evidence of impairment; or
f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
   i) adverse changes in the payment status of borrowers in the group; or
   ii) national or local economic conditions that correlate with defaults on the assets in the group.

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred. the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition).
The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss item 130 "Impairment losses" and the asset's carrying value is reduced.

If the terms of a loan, receivable or held-to-maturity investment are renegotiated or otherwise modified because of financial difficulties of the borrower or issuer, impairment is measured using the original effective interest rate before the modification of terms. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. If a loan, receivable or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

A reduction in the fair value of a financial asset below its cost or amortised cost is not necessarily an indication of impairment (e.g. reduction in the fair value of an investment in a debt instrument resulting from an increase in the risk-free interest rate).

Objective evidence of impairment is initially assessed individually; however, if it is determined that there is no objective evidence of individual impairment, the asset is included in a group of financial assets with similar credit risk characteristics and assessed collectively.

Formula-based approaches and statistical methods may be used to assess impairment losses on a group of financial assets. Models used incorporate the temporary value of money, and consider cash flows over the entire residual life of the asset (not just the following year) and do not give rise to an impairment loss on initial recognition of a financial asset. They take into account losses already sustained but not manifest in the group of financial assets at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the group of assets being measured.

The process of estimating impairment losses considers all credit exposures, not only those of low credit quality, which reflect a serious impairment.

Reversals of impairment losses

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed and the amount of the reversal is recognised in profit and loss item 130 "Impairment losses" except in the case of AfS equity instruments (see Section 2 above).

The reversal shall not result - at the date the impairment is reversed - in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Fair value

It is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the consideration given or received). However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.

The existence of published price quotations in an active market is the best evidence of fair value and when they exist they are used to measure the financial asset or financial liability.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.

If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique, which makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.
The fair value of a financial instrument will be based on one or more of the following factors, if significant: the temporary value of money (i.e. interest at the basic or risk-free rate); credit risk; foreign currency exchange prices; commodity prices; equity prices; volatility (i.e. magnitude of future changes in price of a financial instrument); prepayment risk and surrender risk; and servicing costs for a financial asset or a financial liability.

Derecognition

Derecognition is the removal of a previously recognised financial asset or financial liability from an entity's balance sheet.
Before evaluating whether, and to what extent, derecognition is appropriate, under IAS 39 an entity should determine whether the relevant conditions apply to a financial asset in its entirety or to a part of a financial asset. The standard is applied to a

part of financial assets being transferred if, and only if, the part being considered for derecognition meets one of the following conditions:

- the part comprises only specifically identified cash flows from a financial asset (or a group of assets), e.g. interest cash flows from an asset;

- the part comprises a clearly identified percentage of the cash flows from a financial asset, e.g., a 90 per cent share of all cash flows from an asset;

- the part comprises only a fully proportionate (pro rata) share of specifically identified cash flow, e.g. 90 per cent share of interest cash flows from an asset.

In all other cases, the standard is applied to the financial asset in its entirety (or to the group of similar financial assets in their entirety).

An entity shall derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial asset.

When an entity retains the contractual rights to receive the cash flows from an asset, but assumes a contractual obligation to pay those cash flows to one or more entities, the entity treats the transaction as a transfer of a financial asset if all of the following three conditions are met (pass-through agreement):

- the entity has no obligation to pay amounts not collected from the original asset;

- the entity is prohibited by the terms of the transfer contract from selling or pledging the original asset other than as security for the obligation to pay the cash flows;

- the entity has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay, and is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents during the short settlement period from the collection date to the date of remittance, and interest earned on such investments is also remitted.

Recognition is also subject to verification of effective transfer of all the risks and rewards of ownership of the financial asset (true sale). If the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the asset (or group of assets) and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.

Conversely, if the entity substantially retains all the risks and rewards of ownership of the asset (or group of assets), the entity shall continue to recognise the transferred asset(s). In this case it is necessary to recognise a liability corresponding to the amount received under the transfer and subsequently recognise all income accruing on the asset or expense accruing on the liability.

The transfer of risks and rewards, where this is unclear, is evaluated by comparing the entity's exposure, before and after the transfer, with the variability in the amounts and timing of the net cash flows of the transferred asset.

The transfer of risks and rewards is considered to have occurred and thus the transferred asset is to be derecognised, when the entity's exposure to variability in the present value of the future cash no longer material in relation to the variability of the present value of future net cash flows associated with the financial assets.

Notes to the Accounts

Part B) Balance Sheet

(Amounts in thousands of €)

Assets

Section 1 - Cash and cash balances - Item 10

1.1 Cash and cash balances: breakdown

	31.12.2006	31.12.2005
a) Cash	24,847	45,781
b) Demand deposits with Central banks	860	446
Total	**25,707**	**46,227**

Section 2 - Financial assets held for trading - Item 20

2.1 Financial assets held for trading: product breakdown

			31.12.2006			31.12.2005
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
A. Financial assets (non-derivatives)						
1. Debt securities	236,804	717,024	953,828	3,223,072	165,453	3,388,525
1.1 Structured securities	-	-	-	-	-	-
1.2 Other debt securities	236,804	717,024	953,828	3,223,072	165,453	3,388,525
2. Equity instruments	252,208	-	252,208	-	-	-
3. Units in investment funds	281,705	-	281,705	267,495	-	267,495
4. Loans	-	-	-	-	-	-
4.1 Repos	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-
6. Assets sold but not derecognised	2,388,748		2,388,748	-	-	-
Total A	**3,159,465**	**717,024**	**3,876,489**	**3,490,567**	**165,453**	**3,656,020**
B. Derivative instruments						
1. Financial derivatives	-	1,366,632	1,366,632	-	1,929,965	1,929,965
1.1 trading	-	1,024,237	1,024,237	-	633,656	633,656
1.2 fair value hedges	-	-	-	-	-	-
1.3 other	-	342,395	342,395	-	1,296,309	1,296,309
2. Credit derivatives	-	43	43	-	55	55
2.1 trading	-	-	-	-	-	-
2.2 fair value hedges	-	-	-	-	-	-
2.3 other	-	43	43	-	55	55
Total B	**-**	**1,366,675**	**1,366,675**	**-**	**1,930,020**	**1,930,020**
Total (A+B)	**3,159,465**	**2,083,699**	**5,243,164**	**3,490,567**	**2,095,473**	**5,586,040**

2.2 Financial assets held for trading: breakdown by issuer/borrower

ITEMS/VALUES	31.12.2006	31.12.2005
A. Financial assets (non-derivatives)		
1. Debt securities	**953,828**	**3,388,525**
a) Governments and central banks	236,804	792,032
b) Other public-sector entities	-	-
c) Banks	717,024	804,262
d) Other issuers	-	1,792,231
2. Equity instruments	**252,208**	**-**
a) Banks	252,208	-
b) Other issuers:	-	-
- Insurance companies	-	-
- Financial companies	-	-
- Non-financial institutions	-	-
- Other	-	
3. Units in investment funds	**281,705**	**267,495**
4. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
5. Impaired assets	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other	-	-
6. Assets sold but not derecognised	**2,388,748**	**-**
a) Governments and central banks	2,388,748	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total A	**3,876,489**	**3,656,020**
B. Derivative instruments		
a) Banks	1,262,266	1,836,513
b) Customers	104,409	93,507
Total B	**1,366,675**	**1,930,020**
Total (A+B)	**5,243,164**	**5,586,040**

2.3 Financial instruments held for trading: derivatives

	31.12.2006						31.12.2005
TYPE OF DERIVATIVE/UNDERLYING ASSETS	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	TOTAL
A) Listed derivates							
1) Financial derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-	-
Total A	-	-	-	-	-	-	-
B) Unlisted derivatives							
1) Financial derivatives:	**684,405**	**178,014**	**503,854**	**-**	**359**	**1,366,632**	**1,929,965**
• with underlying asset exchange	-	176,371	-	-	-	176,371	1,014,221
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	*176,371*	-	-	-	*176,371*	*1,014,221*
• with no underlying asset exchange	684,405	1,643	503,854	-	359	1,190,261	915,744
- purchased options	*15,262*	*1,643*	*502,745*	-	*359*	*520,009*	*408,681*
- other derivatives	*669,143*	-	*1,109*	-	-	*670,252*	*507,063*
2) Credit derivatives	-	-	-	**43**	-	**43**	**55**
• with underlying asset exchange	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	43	-	43	55
Total B	**684,405**	**178,014**	**503,854**	**43**	**359**	**1,366,675**	**1,930,020**
Total (A + B)	**684,405**	**178,014**	**503,854**	**43**	**359**	**1,366,675**	**1,930,020**

2.4 Financial assets held for trading (other than assets sold and not derecognised or impaired assets): annual changes

	31.12.2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**3,388,525**	**-**	**267,495**		**3,656,020**
B. Increases	**4,692,474**	**259,888**	**14,211**	**-**	**4,966,573**
B.1 Purchases	4,641,954	259,888	-	-	4,901,842
B.2 Positive changes in fair value	395	-	14,211	-	14,606
B.3 Other changes	50,125	-	-	-	50,125
C. Reductions	**7,127,171**	**7,680**	**1**	**-**	**7,134,852**
C.1 Sales	3,460,876	-	-	-	3,460,876
C.2 Redemptions	1,256,091	-	-	-	1,256,091
C.3 Negative changes in fair value	1,927	7,680	-	-	9,607
C.4 Other changes	2,408,277	-	1	-	2,408,278
D. Closing balance	**953,828**	**252,208**	**281,705**	**-**	**1,487,741**

Section 3 - Financial assets at fair value through profit or loss - Item 30

3.1 Financial assets at fair value through profit or loss: product breakdown

	31.12.2006			31.12.2005		
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
1. Debt securities	23,602	15,055	38,657	78,982	78,516	157,498
1.1 Structured securities	-	-	-	-	-	-
1.2 Other debt securities	23,602	15,055	38,657	78,982	78,516	157,498
2. Equity instruments	-	-	-	-	2	2
3.Units in investment funds	-	-	-	-	-	-
4. Loans	-	-	-	-	-	-
4.1 Structured	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-	-	-
Total	**23,602**	**15,055**	**38,657**	**78,982**	**78,518**	**157,500**
Cost	***23,543***	***15,107***	***38,650***	***79,367***	***76,590***	***155,957***

3.2 Financial assets at fair value through profit or loss: breakdown by issuer/borrower

ITEMS/VALUES	31.12.2006	31.12.2005
1. Debt securities	**38,657**	**157,498**
a) Governments and central banks	6	93,526
b) Other public-sector entities	-	1,085
c) Banks	38,645	62,877
d) Other issuers	6	10
2. Equity instruments	**-**	**2**
a) Banks	-	-
b) Other issuers:	-	2
- insurance companies	-	-
- financial companies	-	*1*
- non-financial companies	-	*1*
- other	-	-
3. Units in investment funds	**-**	**-**
4. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
5. Impaired assets	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
6. Assets sold but not derecognised	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total	**38,657**	**157,500**

3.3 Financial assets at fair value through profit or loss (other than assets sold and not derecognised or impaired assets): annual changes

	31.12.2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**157,498**	**2**	**-**	**-**	**157,500**
B. Increases	**2,334,431**	**54,570**	**-**	**-**	**2,389,001**
B.1 Purchases	1,750,002	51,626	-	-	1,801,628
B.2 Positive changes in fair value	-	-	-	-	-
B.3 Other changes	584,429	2,944			587,373
C. Reductions	**2,453,272**	**54,572**	**-**	**-**	**2,507,844**
C.1 Sales	1,827,895	54,570	-	-	1,882,465
C.2 Redemptions	34,651	-	-	-	34,651
C.3 Negative changes in fair value	521	2			523
C.4 Other changes	590,205	-	-		590,205
D. Closing balance	**38,657**	**-**	**-**	**-**	**38,657**

Section 4 - Available-for-sale financial assets - Item 40

4.1 Available-for-sale financial assets: product breakdown

	31.12.2006			31.12.2005		
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
1. Debt securities	**402,599**	**18,058**	**420,657**	**1,965,751**	**14,640**	**1,980,391**
1.1 Structured securities	-	-	-	-	-	-
1.2 Other	*402,599*	*18,058*	*420,657*	*1,965,751*	*14,640*	*1,980,391*
2. Equity instruments	**1,359,260**	**519,861**	**1,879,121**	**2,395,874**	**965,755**	**3,361,629**
2.1 Measured at fair value	*1,359,260*	*463,774*	*1,823,034*	*2,395,874*	*907,861*	*3,303,735*
2.2 Carried at cost	-	*56,087*	*56,087*	-	*57,894*	*57,894*
3. Units in investment funds	**9,707**	**1,889**	**11,596**	**2,083**	**143,001**	**145,084**
4. Loans	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-
6. Assets sold but not derecognised	**1,418,369**	-	**1,418,369**	-	-	-
Total	**3,189,935**	**539,808**	**3,729,743**	**4,363,708**	**1,123,396**	**5,487,104**

Available for sale financial assets include securities purchased by some of our internal pension funds, which do not have legal status or independent own means: further detail is provided in the annexes to the Accounts.

4.2 Available-for-sale financial assets: breakdown by issuer/borrower

ITEMS/VALUES	31.12.2006	31.12.2005
1. Debt securities	**420,657**	**1,980,391**
a) Governments and central banks	398,975	1,910,093
b) Other public-sector entities	-	40,595
c) Banks	19,847	22,219
d) Other issuers	1,835	7,484
2. Equity instruments	**1,879,121**	**3,361,629**
a) Banks	1,427,437	1,113,669
b) Other issuers:	451,684	2,247,960
- insurance companies	*4,366*	*1,327,977*
- financial companies	*78,951*	*70,889*
- non-financial companies	*221,683*	*767,671*
- other	*146,684*	*81,423*
3. Units in investment funds	**11,596**	**145,084**
4. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
5. Impaired assets	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
6. Assets sold but not derecognised	**1,418,369**	**-**
a) Governments and central banks	1,418,369	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total	**3,729,743**	**5,487,104**

4.3 Available-for-sale financial assets: hedged

	HEDGED ASSETS			
	31.12.2006		31.12.2005	
ASSETS/TYPE OF HEDGING	FAIR VALUE	CASH FLOW	FAIR VALUE	CASH FLOW
1. Debt securities	900,793	-	965,265	-
2. Equity instruments	128,500	-	266,869	-
3. Units in investment funds	-	-	-	-
4. Loans	-	-	-	-
5. Portfolio	-	-	-	-
Total	**1,029,293**	-	**1,232,134**	-

4.4 Available-for-sale financial assets: subject to micro-hedging

ITEMS/VALUES	31.12.2006	31.12.2005
1. Financial assets subject to micro-hedging of fair value	**1,029,293**	**1,232,134**
a) Interest rate risk	900,793	965,265
b) Price risk	128,500	266,869
c) Currency risk	-	-
d) Credit risk	-	-
e) Multiple risks assets	-	-
2. Financial assets subject to micro-hedging of cash flows	-	-
a) Interest rate risk	-	-
b) Currency risk	-	-
c) Other	-	-
Total	**1,029,293**	**1,232,134**

4.5 Available-for-sale financial assets (other than assets sold and not derecognised or impaired assets): annual changes

	31.12.2006				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**1,980,391**	**3,361,629**	**145,084**	**-**	**5,487,104**
B. Increases	**174,462**	**1,599,808**	**77,916**	**-**	**1,852,186**
B.1 Purchases	9,376	244,083	19,089	-	272,548
B.2 Positive changes in fair value	83	714,311	487	-	714,881
B.3 Write-backs	-	-	-	-	-
- through profit or loss	-	-	-	-	-
- in equity	-	-	-	-	-
B.4 Transfers from other portfolios	-	-	-	-	-
B.5 Other changes	165,003	641,414	58,340	-	864,757
C. Decreases	**1,734,196**	**3,082,316**	**211,404**	**-**	**5,027,916**
C.1 Sales	41,624	2,346,723	170,927	-	2,559,274
C.2 Redemptions	7,503	-	-	-	7,503
C.3 Negative changes in fair value	178,420	113,442	1,197	-	293,059
C.4 Impairments	-	1,021	-	-	1,021
- through profit or loss	-	1,021	-	-	1,021
- in equity	-	-	-	-	-
C.5 Transfers to other portfolios	-	-	-	-	-
C.6 Other change	1,506,649	621,130	39,280	-	2,167,059
D. Closing balance	**420,657**	**1,879,121**	**11,596**	**-**	**2,311,374**

Section 5 - Held-to-maturity investments - Item 50

No data to be disclosed in this section.

Notes to the Accounts

Part B) Balance Sheet

Section 6 - Loans and receivables with banks - Item 60

6.1 Loans and receivables with banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
A. Loans to Central Banks	**4,646,685**	**1,016,458**
1. Time deposits	6,591	3,916
2. Compulsory reserves	4,639,795	1,012,542
3. Repos	-	-
4. Other	299	-
B. Loans to Banks	**107,528,992**	**91,923,724**
1. Current accounts and demand deposits	34,155,365	17,278,581
2. Time deposits	26,242,019	32,434,658
3. Other loans	17,983,347	17,737,389
3.1 Repos	7,323,701	7,892,049
3.2 Finance leases	-	-
3.3 Other	10,659,646	9,845,340
4. Debt securities	29,148,219	24,472,814
4.1 Structured	-	-
4.2 Other	29,148,219	24,472,814
5. Impaired assets	42	282
6. Assets sold not derecognised	-	-
Total (carrying value)	**112,175,677**	**92,940,182**
Total (fair value)	***112,275,395***	***92,972,710***

Section 7 - Loans and receivables with customers - Item 70

7.1 Loans and receivables with customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Current accounts	56,299	8,252,065
2. Repos	-	-
3. Mortgages	1,177,349	1,172,142
4. Credit cards and personal loans, incl. loans guaranteed by salary	-	-
5. Finance leases	-	-
6. Factoring	-	-
7. Other transactions	10,420,354	2,712,074
8. Debt securities	220,756	343,464
8.1 Structured	-	-
8.2 Other	220,756	343,464
9. Impaired assets	1,051	1,352
10. Assets sold but not derecognised	-	-
Total (carrying value)	**11,875,809**	**12,481,097**
Total (fair value)	***11,955,470***	***12,481,097***

7.2 Loans and receivables with customers: breakdown by issuers/borrowers

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Debt securities issued by:	**220,756**	**343,464**
a) Governments	-	-
b) Other public-sector entities	1,942	32,911
c) Other issuers	218,814	310,553
- non-financial companies	*22,846*	*30,482*
- financial companies	*150,968*	*186,612*
- insurance companies	*45,000*	*93,459*
- other	-	-
2. Loans to:	**11,654,002**	**12,136,281**
a) Governments	-	-
b) Other public-sector entities	5,200	4,260
c) Other entities	11,648,802	12,132,021
- non-financial companies	*1,452,511*	*1,987,352*
- financial companies	*10,194,739*	*10,135,244*
- insurance companies	-	-
- other	*1,552*	*9,425*
3. Impaired assets	**1,051**	**1,352**
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	1,051	1,352
- non-financial companies	*1,051*	*1,352*
- financial companies	-	-
- insurance companies	-	-
- other	-	-
4. Assets sold but not derecognised	-	-
a) Governments	-	-
b) Other public-sector entities	-	-
c) Other entities	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
Total	**11,875,809**	**12,481,097**

Section 8 - Hedging derivatives - Item 80

8.1 Hedging derivatives: breakdown by contract and underlying assets

	31.12.2006					
TYPE OF DERIVATIVES/UNDERLYING ASSETS	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A. Listed						
1. Financial derivatives	-	-	-	-	-	-
• With underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2. Credit derivatives	-	-	-	-	-	-
- With underlying asset exchange	-	-	-	-	-	-
- With no underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted						
1. Financial derivatives	**365,840**	**154,854**	**139,909**	-	-	**660,603**
• With underlying asset exchange	-	154,854	139,909	-	-	294,763
- purchased options	-	-	*139,909*	-	-	*139,909*
- other derivatives	-	*154,854*	-	-	-	*154,854*
• With no underlying asset exchange	365,840	-	-	-	-	365,840
- purchased options	-	-	-	-	-	-
- other derivatives	*365,840*	-	-	-	-	*365,840*
2. Credit derivatives	-	-	-	-	-	-
• With underlying asset exchange	-	-	-	-	-	-
• With no underlying asset exchange	-	-	-	-	-	-
Total B	**365,840**	**154,854**	**139,909**	-	-	**660,603**
Total (A+B) 31.12.2006	**365,840**	**154,854**	**139,909**	-	-	**660,603**
Total (A+B) 31.12.2005	*645,553*	*39,506*	*582,030*	-	-	*1,267,089*

8.2 Hedging derivatives: breakdown by hedged assets and risk

	31.12.2006							
	FAIR VALUE HEDGES						CASH-FLOW HEDGES	
	MICRO-HEDGE							
TRANSACTIONS/TYPE OF HEDGES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE
1. Available-for-sale financial assets	2,617	-	-	139,909	-	X	-	X
2. Loans and receivables	-	-	-	X	-	X	-	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	1,023	X	46,729
Total assets	**2,617**	**-**	**-**	**139,909**	**-**	**1,023**	**-**	**46,729**
1. Financial liabilities	-	-	-	X	-	X	-	X
2. Portfolio	X	X	X	X	X	409,503	X	60,822
Total liabilities	**-**	**-**	**-**	**-**	**-**	**409,503**	**-**	**60,822**

Section 9 - Changes in fair value to portfolio hedged financial assets - Item 90

9.1 Changes to hedged items: breakdown by hedged portfolio

CHANGES TO HEDGED ASSETS/VALUES	31.12.2006	31.12.2005
1. Positive changes	**45**	**-**
1.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available-for-sale financial assets	-	-
1.2 overall	45	-
2. Negative changes	**(1,899)**	**(947)**
2.1 of specific portfolios	-	-
a) loans and receivables	-	-
b) available-for-sale financial assets	-	-
2.2 overall	(1,899)	(947)
Total	**(1,854)**	**(947)**

9.2 Assets subject to macro-hedging of interest-rate risk: breakdown

HEDGED ASSETS	31.12.2006	31.12.2005
1. Loans and receivables	-	-
2. Available-for-sale financial assets	-	-
3. Portfolio	1,486,712	1,123,837
Total	**1,486,712**	**1,123,837**

Section 10 - Investments in associates and joint ventures - Item 100

10.1 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on shareholders' equity

NAME	MAIN OFFICE	EQUITY % (*)		VOTING RIGHTS
A. Subsidiaries				
1. Bank Austria Creditanstalt A.G.	Vienna	17.45%	(A)	
2. Bank BPH S.A.	Cracow	71.03%		
3. Bank Pekao S.A.	Warsaw	52.83%		
4. Bayerische Hypo und Vereinsbank A.G.	Munich	93.93%	(B)	93.81%
5. Bulbank A.D.	Sofia	86.14%		
6. Cassa & Assicurazioni S.p.A. (in liquidation)	Verona	65.00%		
7. Locat S.p.A.	Bologna	100.00%		
8. Pioneer Global Asset Management S.p.A.	Milan	100.00%		
9. Unibanka A.S.	Bratislava	97.11%		
10. UniCredit Audit S.p.A.	Milan	100.00%		
11. UniCredit Banca d'Impresa S.p.A.	Verona	100.00%		
12. UniCredit Banca Mobiliare S.p.A.	Milan	100.00%		
13. UniCredit Banca S.p.A.	Bologna	100.00%		
14. UniCredit Delaware Inc.	Dover (Delaware)	100.00%		
15. UniCredit Global Information Services S.p.A. (ex UniCredit Servizi Informativi S.p.A.)	Milan	100.00%		
16. UniCredit Infrastrutture S.p.A.	Turin	100.00%		
17. UniCredit International Bank (Luxembourg) S.A.	Luxembourg	100.00%		
18. UniCredit Leasing Romania IFN S.A.	Bucarest	100.00%	(C)	
19. UniCredit Private Banking S.p.A.	Turin	100.00%		
20. UniCredit Produzioni Accentrate S.p.A.	Cologno Monzese (MI)	100.00%		
21. UniCredit Real Estate S.p.A.	Milan	100.00%		
22. UniCredit Romania S.A.	Bucarest	99.95%	(D)	
23. UniCredit Zagrebačka Banka D.D.	Mostar	4.69%	(E)	4.94%
24. UniCredito Gestione Crediti S.p.A.- Banca per la gestione dei crediti	Verona	97.81%	(F)	100.00%
25. UniCredito Italiano Bank (Ireland) P.l.c.	Dublin	100.00%		

(Equity investments in subsidiaries, joint ventures or companies under significant influence: information on shareholders' equity) Continued

NAME	MAIN OFFICE	EQUITY % (*)	VOTING RIGHTS
26. UniCredito Italiano Capital Trust I	Newark (Delaware)	100.00%	
27. UniCredito Italiano Capital Trust II	Newark (Delaware)	100.00%	
28. UniCredito Italiano Funding LLC I	Dover (Delaware)	100.00%	
29. UniCredito Italiano Funding LLC II	Dover (Delaware)	100.00%	
30. UniCredito Italiano Funding LLC III	Wilmington (Delaware)	100.00%	
31. UniCredito Italiano Funding LLC IV	Wilmington (Delaware)	100.00%	
32. Unimanagement S.r.l.	Turin	100.00%	
33. Xelion Doradcy Finansowi Sp.zoo	Lozd	50.00% (G)	
34. Zagrebăcka Banka D.D	Zagreb	81.91% (H)	82.22%
35. Zivnostenska Banka A.S.	Prague	100.00%	
B. Joint ventures			
1. Koç Finansal Hizmetler A.S.	Istanbul	50.00%	
C. Companies under significant influence			
1. Cassa di Liquidazione e Garanzia S.p.A. (in liquidation)	Trieste	24.61%	
2. Consortium S.r.l.	Milan	31.24%	
3. Consorzio CA.RI.CE.SE	Bologna	33.11% (I)	
4. Fidia - Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A.	Milan	25.00%	
5. Liseuro S.p.A.	Udine	35.11%	
6. Synesis Finanziaria S.p.A.	Turin	25.00%	
7. Sviluppo Globale GEIE	Rome	25.00%	

(*) The equity stake is held directly by the Parent Company and does not include any stake held by other Group companies
(A) Another 77.53% stake is held through Bayerische Hypo- und Vereinsbank A.G
(B) Another 1.04% of common stock is included in trading portfolio The subsidiary owns 24,260 ordinary treasury shares
(C) Of which 4 shares held by Group companies (one each)
(D) The remaining 2 shares are held by UniCredit Leasing Romania IFN S A. and UniCredit Securities S.A.
(E) Another 93.98% is held by Zagrebačka Banka d.d.; the entire stake held by the Group is 99 46% of common stock
(F) The subsidiary owns 175,000 treasury shares, equal to the remaining 2.19% of share capital
(G) Another 50% is held through Bank Pekao S A.
(H) The subsidiary owns 2,063 treasury ordinary shares, equal to 0.07% of common capital stock.
(I) Another 0.58% is held by various Group banks

10.2 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on the accounts

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY		CARRYING VALUE	FAIR VALUE
A. Subsidiaries							
1. Bank Austria Creditanstalt A.G.	133,656,385	9,413,911	3,344,880	8,996,530	(1/2)	2,375,622	X
2. Bank BPH S.A.	16,333,091	1,232,605	314,742	1,758,630	(1/2)	3,716,698	X
3. Bank Pekao S.A.	17,509,573	1,627,541	451,198	2,250,108		1,130,909	X
4. Bayerische Hypo-und Vereinsbank A.G.	344,060,648	5,243,697	1,377,386	14,259,908	(1/2)	16,369,235	X
5. Bulbank A.D.	2,152,329	152,874	39,428	319,821	(1/3)	319,301	X
6. Cassa & Assicurazioni S.p.A. (in liquidation) (A)	84	-	-8	84		62	X
7. Locat S.p.A.	15,099,927	717,238	105,048	614,357		233,629	X
8. Pioneer Global Asset Management S.p.A.	2,297,328	380,305	345,525	2,141,182		1,659,644	X
9. Unibanka A.S.	1,455,395	92,616	9,155	107,464	(1)	122,134	X
10. UniCredit Audit S.p.A.	33,258	43,445	966	1,697		1,211	X
11. UniCredit Banca d'Impresa S.p.A.	70,713,436	4,039,325	631,499	4,984,186		3,825,618	X
12. UniCredit Banca Mobiliare S.p.A.	66,482,327	1,943,643	129,831	748,451		232,405	X
13. UniCredit Banca S.p.A.	82,460,517	6,180,671	677,183	3,490,374		2,687,666	X
14. UniCredit Delaware Inc.	486,637	25,404	12	134		20	X
15. UniCredit Global Information Services S.p.A. (ex UniCredit Servizi Informativi S.p.A.)	252,993	420,169	4,452	62,025		46,790	X
16. UniCredit Infrastrutture S.p.A.	4,262	6,155	987	1,617		670	X
17. UniCredit International Bank (Luxembourg) S.A.	4,223,293	72,593	692	25,869		20,000	X
18. UniCredit Leasing Romania IFN S.A.	271,689	20,016	7,465	28,917		15,289	X
19. UniCredit Private Banking S.p.A.	6,128,049	499,603	142,982	661,892		521,801	X
20. UniCredit Produzioni Accentrate S.p.A.	139,305	172,419	10,315	21,589		3,030	X
21. UniCredit Real Estate S.p.A.	1,610,558	375,796	24,160	352,685		268,232	X
22. UniCredit Romania S.A.	840,081	70,032	4,614	78,418		66,246	X
23. UniCredit Zagrebăcka Banka D.D.	948,490	69,832	15,195	75,789		1,496	X
24. UniCredito Gestione Crediti S.p.A. - Banca per la gestione dei crediti	160,308	83,409	19,901	100,102		72,047	X
25. UniCredito Italiano Bank (Ireland) P.l.c.	27,594,835	1,679,952	-20,111	2,307,874		2,142,340	X
26. UniCredito Italiano Capital Trust I	550,479	43,459	,,	1		1	X
27. UniCredito Italiano Capital Trust II	349,196	31,435	,,	1		1	X
28. UniCredito Italiano Funding LLC I	550,481	43,459	,,	2		2	X
29. UniCredito Italiano Funding LLC II	349,197	31,435	,,	2		2	X
30. UniCredito Italiano Funding LLC III	755,842	30,559	321	379		1	X
31. UniCredito Italiano Funding LLC IV	451,410	24,378	243	290		1	X
32. Unimanagement S.r.l.	119	1	-1	118		119	X
33. Xelion Doradcy Finansowi Sp.zoo	6,459	4,919	-5,457	5,095		2,412	X
34. Zagrebăcka Banka D.D.	9,574,085	621,811	146,920	959,216		498,754	X
35. Zivnostenka Banka A.S.	1,855,471	99,862	6,486	127,588	(1)	206,641	X
B. Joint ventures							
1. Koç Finansal Hizmetler A.S.	1,631,643	22,006	6,204	1,531,202		754,580	X
C. Companies under significant influence							
1. Cassa di Liquidazione e Garanzia S.p.A. (in liquidation) (B)	422	,,	-7	404		75	

(Equity investments in subsidiaries, joint ventures or companies under significant influence information on the accounts) Continued

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY		CARRYING VALUE	FAIR VALUE
2. Consortium S.r.l. (C)	855,496	290,959	288,457	853,680		3,209	
3. Consorzio CA.RI.CE.SE.	10,079	24,225	-	1,624	(1)	2,393	
4. Fidia - Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A. (D)	11,981	1,631	-632	10,825		2,706	
5. Liseuro S.p.A. (E)	7,332	2,524	170	3,983		455	
6. Synesis Finanziaria S.p.A.	502,456	122,230	118,270	499,001		95,722	
7. Sviluppo Globale GEIE (F)	66	20	-30	30		,,	
						37,399,169	

(*) Amount already included in the next column "Shareholders' Equity"

(A) The Shareholders' meeting of 26/1/2004 approved the final liquidation financial statements as at 24/1/2004. During 2004 the Company distributed the first liquidation amount and at end-2006 the remaining shareholders' equity amounted to € 84,000, of which € 62,000 attributable to UniCredit under an agreement with the other shareholder

(B) Data taken from the accounts as at 31/12/2005 and included liquidation amounts distributed during 2006

(C) Data taken from the accounts as at 30/06/2006 (for a six-month period, due to change of the balance-sheet date) During H2 2006 the Company distributed profits and reserves (€ 390 million) and reduced the share capital (€ 453 million) At the end of 2006 shareholders' equity amounted to € 10.4 million

(D) Data taken from the balance sheet as at 30/09/2006

(E) Data taken from the balance sheet as at 30/06/2006.

(F) Data taken from the financial statements as at 31/12/2005

In respect of previous table, note that

- data of subsidiaries/associates were taken from the 2006 financial statements or from 2006 draft accounts approved by the competent Corporate Bodies, should these not have been available, data were taken from the most recent approved financial statements or balance sheet. Amounts relating to foreign companies were calculated according to the exchange rate prevailing at the end of the year.
- the difference between the carrying amount and the lower value corresponding to the fraction of shareholders' equity is due to
  1 higher cost sustained on acquisition or increase equity stake held (ancillary costs included) and entered in the accounts as the reasons for this payment are still valid;
  2 the higher market value;
  3 the different exchange rate applied

10.3 Investments in associates and joint ventures: annual changes

	31.12.2006
A. Opening balance	**32,236,133**
B. Increases	**6,718,916**
B.1 Purchases	5,430,558
B.2 Write-backs	-
B.3 Revaluation	-
B.4 Other changes	1,288,358
C. Decreases	**1,555,880**
C.1 Sales	743,537
C.2 Write-downs	24,698
C.3 Other changes	787,645
D. Closing balance	**37,399,169**
E. Total revaluation	**-**
F. Total write-downs	**28,598**

Item B.4 includes gains on disposal of € 538,445 thousand, UniCredit Banca d'Impresa's capital increase of € 294,280 thousand following the split-off of UniCredit Banca Mediocredito businesses, UniCredit Private Banking's capital increase of € 290,895 thousand due to the absorption of Unicredit Xelion Banca, as well as 2S Banca's capital increase of € 100,000 thousand associated to UniCredit's disposal of the Global Investor Services business

Item C.3 reflects the above derecognition of UniCredit Banca Mediocredito's and UniCredit Xelion Banca's carrying amounts, as well as the € 166,159 thousand reduction in Consortium's carrying amount due to the redemption of share capital and reserves

10.4 Commitments relating to equity investments in subsidiaries

On 31 December 2006 UniCredit S.p.A. undertook to purchase from Bayerische Hypo-und Vereinsbank A.G. the entire stake (equal to 77.53% of share capital) held by latter in Bank Austria Creditanstalt A.G. at a price of € 109.81 per share for a total amount of € 12.5 billion. The transaction was finalised on 9 January 2007.

Section 11 - Property, plant and equipment - Item 110

11.1 Property, plant and equipment: breakdown of assets valued at cost

ASSETS/VALUES	31.12.2006	31.12.2005
A. Assets for operational use		
1.1 Owned	12,670	14,760
a) Land	5	5
b) buildings	17	318
c) equipment	10,463	10,097
d) electronic systems	1,929	3,484
e) other	256	856
1.2 Leased	-	-
a) Land	-	
b) buildings	-	
c) equipment	-	
d) electronic systems	-	
e) other	-	
Total A	12,670	14,760
B. Held-for-investment assets		
2.1 Owned	-	-
a) Land	-	
b) buildings	-	
2.2 Leased	-	-
a) Land	-	
b) buildings	-	
Total B	-	-
Total (A + B)	12,670	14,760

11.2 Property, plant and equipment: breakdown of assets measured at fair value or revalued

For the measurement of property, plant and equipment, the Company does not apply the revaluation model.

11.3 Property, plant and equipment used in the business: annual changes

	31.12.2006					
	LAND	BUILDINGS	EQUIPMENT	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**5**	**455**	**29,641**	**50,015**	**5,941**	**86,057**
A.1 Net decreases	-	(137)	(19,544)	(46,531)	(5,085)	(71,297)
A.2 Net opening balance	**5**	**318**	**10,097**	**3,484**	**856**	**14,760**
B. Increases	-	**2,560**	**1,594**	**540**	**337**	**5,031**
B1. Purchases	-	-	1,508	536	28	2,072
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	-	6	1	2	-	9
B.6 Transfer from properties held for investment	-	-	-	-	-	-
B.7 Other changes	-	2,554	85	2	309	2,950
C. Decreases	-	**2,861**	**1,228**	**2,095**	**937**	**7,121**
C.1 Disposals	-	2,858	121	16	324	3,319
C.2 Depreciation	-	3	1,075	2,042	611	3,731
C.3 Impairment losses:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.4 Reductions of fair value	-	-	-	-	-	-
a) in equity	-	-		-	-	-
b) through profit or loss	-	-		-	-	-
C.5 Negative exchange difference	-	-	28	35	2	65
C.6 Transfers to:	-	-	-	-	-	-
a) property, plant and equipment held for investment	-	-	-	-	-	-
b) assets held for sale	-	-	-	-	-	-
C.7 Other changes	-	-	4	2	-	6
D. Net closing balance	**5**	**17**	**10,463**	**1,929**	**256**	**12,670**
D.1 Total net write-downs	-	-	(20,571)	(48,362)	(4,783)	(73,716)
D.2 Gross closing balance	**5**	**17**	**31,034**	**50,291**	**5,039**	**86,386**
E. Carried at cost	-	-	-	-	-	-

Section 12 - Intangible assets - Item 120

12.1 Intangible assets: detail by type of assets

	31.12.2006		31.12.2005	
	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE
A.1 Goodwill	X	-	X	-
A.2 Other intangible assets:	905	-	1,971	-
A.2.1 Assets valued at cost	905	-	1,971	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	905	-	1,971	-
A.2.2 Assets measured at fair value:	-	-	-	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	-	-	-	-
Total	**905**	**-**	**1,971**	**-**

12.2 Intangible assets: annual changes

	31.12.2006					
		OTHER INTANGIBLE ASSETS: GENERATED INTERNALLY		OTHER INTANGIBLE ASSETS: OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	-	-	-	160,886	-	**160,886**
A.1 Net decreases	-	-	-	(158,915)	-	(158,915)
A.2 Net Opening Balance	-	-	-	1,971	-	**1,971**
B. Increases	-	-	-	319	-	**319**
B.1 Purchases	-	-	-	318	-	318
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value		-	-	-	-	-
- in equity	X	-	-	-	-	-
- through profit or loss	X	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	1	-	1
B.6 Other changes	-	-	-	-	-	-
C. Decreases	-	-	-	1,385	-	**1,385**
C.1 Disposals	-	-	-	-	-	-
C.2 Write-downs	-	-	-	1,364	-	1,364
- depreciation	X	-	-	1,364	-	1,364
- write-downs	-	-	-	-	-	-
+ Net Equity	X	-	-	-	-	-
+ Profit and loss account	-	-	-	-	-	-
C.3 Reductions of fair value		-	-	-	-	-
- in equity	X	-	-	-	-	-
- through profit or loss	X	-	-	-	-	-
C.4 Trasfers to non-current assets held-for-sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	21	-	21
C.6 Other changes	-	-	-	-	-	-
D. Net Closing Balance	-	-	-	905	-	**905**
D.1 Total net write-downs	-	-	-	160,257	-	160,257
E. Gross Closing Balance	-	-	-	161,162	-	**161,162**
F. Carried at cost	-	-	-	-	-	-

Section 13 - Tax assets and tax liabilities - Item 130 (assets) and 80 (liabilities)

13.1 Deferred tax assets: breakdown

DEFERRED TAX ASSETS RELATED TO:	31.12.2006
Other financial instruments	4,066
Property, plant and equipment / intangible assets	175
Other assets / liabilities	63,125
Loans and receivables with banks and customers	24,032
Other	299,322
Total	**390,720**

13.2 Deferred tax liabilities: breakdown

DEFERRED TAX LIABILITIES RELATED TO:	31.12.2006
Loans and receivables with banks and customers	54,165
Other financial instruments	107,796
Property, plant and equipment/intangible assets	733
Other assets / liabilities	28,489
Other	260,954
Total	**452,137**

13.3 Deferred tax assets: annual changes (balancing P&L)

	31.12.2006
1. Opening balance	**339,510**
2. Increases	**136,283**
2.1 Deferred tax assets arising during the year	112,471
a) relating to previous years	-
b) due to change in accounting policies	-
c) write-backs	-
d) other	112,471
2.2 New taxes or increases in tax rates	-
2.3 Other increases	23,812
3. Decreases	**85,237**
3.1 Deferred tax assets derecognised during the year	84,861
a) reversals of temporary differences	84,861
b) write-downs of non-recoverable items	-
c) change in accounting policies	-
3.2 Reduction in tax rates	-
3.3 Other decreases	376
4. Final amount	**390,556**

13.4 Deferred tax liabilities: annual changes (balancing P&L)

	31.12.2006
1. Opening balance	**288,185**
2. Increases	**113,726**
2.1 Deferred tax liabilities arising during the year	113,726
a) relating to previous years	-
b) due to change in accounting policies	-
c) other	113,726
2.2 New taxes or increases in tax rates	-
2.3 Other increases	-
3. Decreases	**19,941**
3.1 Deferred tax liabilities derecognised during the year	19,941
a) reversals of temporary differences	19,941
b) due to change in accounting policies	-
c) other	-
3.2 Reduction in tax rates	-
3.3 Other decreases	-
4. Final amount	**381,970**

13.5 Deferred tax assets: annual changes (balancing Net Equity)

	31.12.2006
1. Opening balance	**435**
2. Increases	-
2.1 Deferred tax assets arising during the year	-
a) relating to previous years	-
b) due to change in accounting policies	-
c) other	-
2.2 New taxes or increase in tax rates	-
2.3 Other increases	-
3. Decreases	**271**
3.1 Deferred tax assets derecognised during the year	271
a) reversals of temporary differences	271
b) writedowns of non-recoverable items	-
c) due to change in accounting policies	-
3.2 Reduction in tax rates	-
3.3 Other decreases	-
4. Final amount	**164**

13.6 Deferred tax liabilities: annual changes (balancing Net Equity)

	31.12.2006
1. Opening balance	**79,031**
2. Increases	**43,970**
2.1 Deferred tax liabilities arising during the year	43,970
a) relating to previous years	-
b) due to change in accounting policies	-
c) other	43,970
2.2 New taxes or increase in tax rates	-
2.3 Other increases	-
3. Decreases	**52,834**
3.1 Deferred tax liabilities derecognised during the year	48,744
a) reversal of temporary differences	48,590
b) due to change in accounting policies	-
c) other	154
3.2 Reduction in tax rates	-
3.3 Other decreases	4,090
4. Final amount	**70,167**

13.7 Other information

National consolidated tax

Legislative decree No. 344 of 12 December 2003, on corporate income tax (IRES) reform, introduced corporate income tax for groups of companies on the basis of national consolidated tax rules. These rules do not apply to the regional tax on production activities (IRAP).

The national consolidated tax, which is optional and for a term of three tax years, is subject to certain requirements controlling interest, identical financial years) and provides benefits of an economic and/or financial nature, such as:

- the immediate offsetting of taxable earnings and losses generated by companies included in the scope of consolidation. The overall global income is determined by the parent company, which also provides for the payment of the tax owed, whether in advance or as a final settlement;

- the complete exclusion of dividends distributed within the scope of consolidation instead of exemption for 95%;

- the deductibility of interest expense on financing entered into for the acquisition of equity interests in consolidated companies, instead of partial non-deductibility on the basis of the equity owned, introduced at the time of the corporate income tax reform;

- the right, again within the scope of consolidation, to make tax-neutral transfers of individual assets and business units, i.e., without giving rise to taxable capital gains or deductible capital losses. This rule does not apply, however, to disposals of equity interests.

With reference to the 2006 tax year, it is to be noted that at the end of the year, the first three-year option expired for those companies in the group that exercised it for the first time in the course of 2004. Renewal of the option for another three years will accordingly be considered, and a new scope of consolidation will be determined.
Again with reference to the 2006 tax year, the main benefit of the consolidated tax for the parent company concerns the recognition of current tax assets of approximately € 143.7 million (an amount that includes approximately € 26.9 million due to the complete exclusion of dividends relative to consolidated companies) against the tax loss of the parent company and which accordingly can be offset.
The amount due from Tax Authorities for advance payments made during 2006 amounts to approximately € 664.6 million, including € 661.9 million paid and € 2.7 million offset with overpayments resulting from the previous consolidated tax return.

Tax litigation

With reference to the tax assessments notified in December 2004 to the company in relation to the absorption of Cassamarca, Cariverona banca, Rolo Banca 1473 and Banca CRT, and promptly challenged, as mentioned in the annual report at 31 December 2004, it is noted that:

a) for those regarding the allocation and distribution of tax deductions under the so-called Ciampi Law, in light of the decision of the Court of Justice of the European Community on 15 December 2005, which upheld the unlawfulness of such deductions as they represented state aids, the Genoa Provincial Tax Commission, after having formally acknowledged the correctness of the reversal of the deduction, declared the matter of the dispute dismissed;

b) insofar as the assessment of alleged greater capital gains by Cariverona Banca, following the sale of equity holdings to third parties and concerning the 1999 tax year, the dispute was settled.

With regard to the information provided in the previous Annual Report concerning the notification to the bank, on its own behalf and as the company absorbing Cassamarca, Rolo Banca 1473 and Banca CRT, of tax assessment notices for the year 2000 regarding VAT, it is noted that during the course of 2006, a tax audit was carried out, which led to a tax assessment again payable by the same companies, as well as with regard to Cassa di Risparmio di Trieste. Therefore, the audit in terms of VAT concerned the 2000 and 2001 tax years for the subsidiary banks and the parent company and, in terms of direct tax, the 2001, 2002, 2003, 2004 and 2005 tax years for the parent company alone. In light of the audit report and additional consideration, the company does not believe that it needs to make specific provisions.

Section 14 - Non-current assets and disposal groups classified as held for sale - Item 140 (assets) and 90 (liabilities)

No data to be disclosed in this section.

Section 15 - Other assets - Item 150

15.1 Other assets: breakdown

ITEMS/VALUES	31.12.2006	31.12.2005
Margin with derivatives clearers (non-interest bearing)	1,050	2,050
Accrued income other capitalised income	132,624	146,925
Cash and other valuables held by cashier:	7	2
- cheques in clearing	7	2
- money orders, bank drafts and equivalent securities	-	-
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	-	-
Interest and charges to be debited to:	650	234
- customers	556	234
- banks	94	-
Items in transit between branches not yet allocated to destination accounts	31	177
Items in processing	263,033	190,982
Items deemed definitive but non-attributable to other items:	66,733	183,059
- securities and coupons to be settled	772	51,376
- other transactions	65,961	131,683
Adjustments for unpaid bills and notes	-	-
Tax items other than those included in item 130	1,002,908	934,380
of which: Group VAT credit	*608,927*	*570,426*
Loans in respect of share based payments:	159,862	119,159
- loans to subsidiaries in respect of equity settled share based payments	27,506	10,389
- loans to subsidiaries in respect of cash settled share based payments	132,356	108,770
Other items:	235,594	39,114
- leasehold improvements (on non-separable assets)	5,754	9,898
- items related to accidents and disputes pending (valued at their estimated realization amount)	224	966
- other items	229,616	28,250
Total	**1,862,492**	**1,616,082**

Liabilities

Section 1 - Deposits from banks - Item 10

1.1 Deposits from banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Deposits from central banks	**5,168,359**	**4,646,136**
2. Deposits from banks	**58,379,672**	**47,876,101**
2.1 Current accounts and demand deposits	11,676,171	13,320,658
2.2 Time deposits	37,007,188	29,690,305
2.3 Loans	6,983,292	4,865,138
2.3.1 financial leases	-	-
2.3.2 other	6,983,292	4,865,138
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Liabilities relating to assets sold but not derecognised	2,713,021	-
2.5.1 Reverse repos	2,713,021	-
2.5.2 Other	-	-
2.6 Other liabilities	-	-
Total	**63,548,031**	52,522,237
Fair value	*63,548,031*	*52,522,237*

Section 2 - Deposits from customers - Item 20

2.1 Deposits from customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	31.12.2006	31.12.2005
1. Current accounts and demand deposits	1,029,469	2,331,502
2. Time deposits	3,460,354	3,282,337
3. Deposits received in administration	-	-
4. Loans	1,191,612	1,188,780
4.1 Financial Leases	-	-
4.2 Other	1,191,612	1,188,780
5. Liabilities in respect of commitments to repurchase treasury shares	-	-
6. Liabilities relating to assets sold but not derecognised	80,158	-
6.1 Reverse repos	80,158	-
6.2 Other	-	-
7. Other liabilities	163	-
Total	**5,761,756**	**6,802,619**
Fair value	*5,761,756*	*6,802,619*

2.2 Breakdown of item 20 "Deposits from customers": subordinated debt

Part F on Shareholders' Equity includes the list of all subordinated debt instruments. Subordinated debt recognized in the item "Deposits from customers" amounts to € 1,191,612 thousand.

Section 3 - Debt securities in issue - Item 30

3.1 Debt securities in issue: product breakdown

TYPE OF SECURITIES/VALUES	31.12.2006 TOTAL		31.12.2005 TOTAL	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
A. Listed securities	**28,271,913**	**28,144,081**	**23,503,272**	**23,503,272**
1. Bonds	26,359,487	26,235,840	21,536,287	21,536,287
1.1 structured	300,768	301,057	1,469,674	1,469,674
1.2 other	26,058,719	25,934,783	20,066,613	20,066,613
2. Other securities	1,912,426	1,908,241	1,966,985	1,966,985
2.1 structured	3,867	3,589	5,006	5,006
2.2 other	1,908,559	1,904,652	1,961,979	1,961,979
B. Unlisted securities	**39,537,738**	**39,545,834**	**32,798,452**	**32,798,452**
1. Bonds	5,972,885	5,998,647	8,747,212	8,747,212
1.1 structured	1,477,127	1,477,331	15,166	15,166
1.2 other	4,495,758	4,521,316	8,732,046	8,732,046
2. Other securities	33,564,853	33,547,187	24,051,240	24,051,240
2.1 structured	18,388	18,388	17,697	17,697
2.2 other	33,546,465	33,528,799	24,033,543	24,033,543
Total	**67,809,651**	**67,689,915**	**56,301,724**	**56,301,724**

3.2 Breakdown of item 30 "Debt securities in issue": subordinated debt securities

This item includes subordinated securities in the amount of € 8,259,182 thousand.

Section 4 - Financial liabilities held for trading - Item 40

4.1 Financial liabilities held for trading: product breakdown

	31.12.2006				31.12.2005			
		FV				FV		
TYPE OF SECURITIES/VALUES	NV	LISTED	UNLISTED	FV*	NV	LISTED	UNLISTED	FV*
A. Financial liabilities								
1. Deposits from banks	-	-	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-	-	-
3. Debt securities	97,218	-	99,918	X	143,378	-	155,279	X
3.1 Bonds	97,218	-	99,918	X	143,378	-	155,279	X
3.1.1 Structured	97,218	-	99,918	X	143,378	-	155,279	X
3.1.2 Other	-	-	-	X	-	-	-	X
3.2 Other securities	-	-	-	X	-	-	-	X
3.2.1 Structured	-	-	-	X	-	-	-	X
3.2.2 Other	-	-	-	X	-	-	-	X
Total A	**97,218**	**-**	**99,918**	**-**	**143,378**	**-**	**155,279**	**-**
B. Derivative instruments								
1. Financial derivatives	X	51,491	1,712,355	X	X	38,371	1,338,968	X
1.1 Trading	X	51,491	1,143,069	X	X	38,371	603,461	X
1.2 Relating to Fair Value Option	X	-	-	X	X	-	-	X
1.3 Other	X	-	569,286	X	X	-	735,507	X
2. Credit derivatives	X	-	43	X	X	-	55	X
2.1 Trading	X	-	-	X	X	-	-	X
2.2 Relating to Fair Value Option	X	-	-	X	X	-	-	X
2.3 Other	X	-	43	X	X	-	55	X
Total B	**X**	**51,491**	**1,712,398**	**X**	**X**	**38,371**	**1,339,023**	**X**
Total A+B	**X**	**51,491**	**1,812,316**	**X**	**X**	**38,371**	**1,494,302**	**X**

Legend
FV = Fair Value
FV* = Fair Value excluding changes due to a different issuer's credit rating from the issuance date
NV = Nominal or Notional Value

4.4 Financial liabilities held for trading: derivative instruments

	31.12.2006						31.12.2005
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL	TOTAL
A) Listed derivatives							
1) Financial derivatives	**-**	**1,436**	**49,696**	**-**	**359**	**51,491**	**38,371**
• with underlying asset exchange	-	-	-	-	-	-	-
- options issued	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
• with no underlying asset exchange	-	1,436	49,696	-	359	51,491	38,371
- options issued	-	1,436	49,696	-	359	51,491	38,371
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**	**-**
• with underlying asset exchange	-	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-	-
Total (A)	**-**	**1,436**	**49,696**	**-**	**359**	**51,491**	**38,371**
B) Unlisted derivatives							
1) Financial derivatives	**664,845**	**593,358**	**454,152**	**-**	**-**	**1,712,355**	**1,338,968**
• with underlying asset exchange	-	593,327	-	-	-	593,327	290,037
- options issued	-	-	-	-	-	-	-
- other derivatives	-	593,327	-	-	-	593,327	290,037
• with no underlying asset exchange	664,845	31	454,152	-	-	1,119,028	1,048,931
- options issued	15,262	31	453,043	-	-	468,336	550,276
- other derivatives	649,583	-	1,109	-	-	650,692	498,655
2) Credit derivatives	**-**	**-**	**-**	**43**	**-**	**43**	**55**
• with underlying asset exchange	-	-	-	-	-	-	55
• with no underlying asset exchange	-	-	-	43	-	43	-
Total (B)	**664,845**	**593,358**	**454,152**	**43**	**-**	**1,712,398**	**1,339,023**
Total (A+B)	**664,845**	**594,794**	**503,848**	**43**	**359**	**1,763,889**	**1,377,394**

4.5 Financial liabilities (other than uncovered positions) held for trading: annual changes

	31.12.2006			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	-	-	155,279	**155,279**
B. Increases	-	-	2,700	**2,700**
B.1 Issues	-	-	-	-
B.2 Sales	-	-	-	-
B.3 Increases in fair value	-	-	2,700	2,700
B.4 Other changes	-	-	-	-
C. Decreases	-	-	58,061	**58,061**
C.1 Purchases	-	-	-	-
C.2 Redemptions	-	-	58,061	58,061
C.3 Reductions of fair value	-	-	-	-
C.4 Other changes	-	-	-	-
D. Closing balance	-	-	99,918	**99,918**

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

No data to be disclosed in this section.

Section 6 - Hedging derivatives - Item 60

6.1 Hedging derivatives: breakdown by type of derivative and underlying asset

	31.12.2006					
TYPE OF DERIVATIVE/UNDERLYING ASSET	INTEREST RATES	CURRENCY AND GOLD	EQUITY INSTRUMENTS	LOANS	OTHER	TOTAL
A) Listed derivatives						
1) Financial derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total (A)	-	-	-	-	-	-
B) Unlisted derivatives						-
1) Financial derivatives	**721,281**	**631,934**	-	-	-	**1,353,215**
• with underlying asset exchange	-	631,934	-	-	-	631,934
- issued options	-	-	-	-	-	-
- other derivatives	-	*631,934*	-	-	-	*631,934*
• with no underlying asset exchange	721,281	-	-	-	-	721,281
- issued options	*21,444*	-	-	-	-	*21,444*
- other derivatives	*699,837*	-	-	-	-	*699,837*
2) Credit derivatives	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• with no underlying asset exchange	-	-	-	-	-	-
Total (B)	**721,281**	**631,934**	-	-	-	**1,353,215**
Total (A+B) 31.12.2006	**721,281**	**631,934**	-	-	-	**1,353,215**
Total (A+B) 31.12.2005	**463,488**	**5,625**	-	-	-	**469,113**

6.2 Hedging derivatives: breakdown by hedged items and hedge type

	31.12.2006							
	FAIR VALUE HEDGE						CASH FLOW HEDGE	
	MICRO-HEDGE							
TRANSACTIONS/HEDGE TYPES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISK	MACRO -HEDGE	MICRO -HEDGE	MACRO -HEDGE
1. Available-for-sale financial assets	84,535	-	-	-	-	X	-	X
2. Loans and receivables	-	-	-	X	-	X	-	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	1,864	X	43,705
Total assets	**84,535**	**-**	**-**	**-**	**-**	**1,864**	**-**	**43,705**
1. Financial liabilities	-	-	-	-	-	X	-	X
2. Portfolio	X	X	X	X	X	687,488	X	535,623
Total liabilities	**-**	**-**	**-**	**-**	**-**	**687,488**	**-**	**535,623**

Section 7 - Changes in fair value to portfolio hedged financial liabilities - Item 70

7.1 Changes to hedged financial liabilities

CHANGES TO HEDGED LIABILITIES/VALUES	31.12.2006	31.12.2005
1. Positive changes to financial liabilities	199,603	518,859
2. Negative changes to financial liabilities	(564,444)	(175,293)
Total	**(364,841)**	**343,566**

7.2 Liabilities macro-hedged against interest rate risk: breakdown

	31.12.2006	31.12.2005
1. Deposits	-	-
2. Debt securities in issue	-	-
3. Portfolio	17,879,472	16,181,193
Total	**17,879,472**	**16,181,193**

Section 8 - Tax liabilities - Item 80

See Section 13 of assets

Section 9 - Liabilities included in disposal groups classified as held for sale - Item 90

See Section 14 of assets.

Section 10 - Other liabilities - Item 100

10.1 Other liabilities: breakdown

ITEMS/VALUES	31.12.2006	31.12.2005
Impairment of financial guarantees issued	2,767	3,007
Accrued expenses other than those to be capitalized for the financial liabilities concerned	1,167	1,420
Liabilities in respect of share based payments	71,665	86,993
Other liabilities re: employees	121,961	103,092
Items in transit between branches and not yet allocated to destination accounts	254	-
Available amounts to be paid to others	49,477	51,618
Items in processing	15,104	243,087
Entries related to securities transactions	-	325,792
Items deemed definitive but not attributable to other lines:	702,911	974,832
- accounts payable - suppliers	63,332	86,783
- other entries	639,579	888,049
- of which: Group Vat debt to subsidiaries	*614,109*	*574,924*
Liabilities for miscellaneous entries related to tax collection service	1,841	7,185
Adjustments for unpaid portfolio entries	-	-
Tax items different from those included in item 80	10,418	18,746
Other entries	12,177	513,989
Total	**989,742**	**2,329,761**

Section 11 - Provision for employee severance pay - Item 110

11.1 Provision for employee severance pay: annual changes

	31.12.2006	31.12.2005
A. Opening balance	**52,692**	51,710
B. Increases	**8,277**	32,167
B.1 Provisions for the year(*)	5,509	5,899
B.2 Other increases	2,768	26,268
C. Reductions	**5,451**	31,185
C.1 Severance payments	2,481	6,246
C.2 Other decreases	2,970	24,939
D. Closing balance	**55,518**	52,692

(*) This item does not include the withholding tax in the amount of € 135 thousand

11.2 Other information

In accordance with the interpretation provided by IAS 19, provision for employee severance pay is included in defined-benefit plans and is therefore calculated according to the actuarial method described in Accounting policies. Actuarial assumptions and the reconciliation of the present value of provisions to the liability entered in the balance sheet are provided below.

Annual weighted average assumptions

	31.12.2006
Discount rate	4.25%
Expected return on plan assets	-
Rate of salary increase	3.00%
Price inflation	2.00%

Reconciliation of present values of provision, present value of plan assets, assets and liabilities recognised in the balance sheet

	31.12.2006
Defined Benefit obligations	60,802
Fair value of plane assets	-
	60,802
Unrecognised net actuarial lcs / (gain)	(5,284)
Balance sheet (Provision) or Prepayement	**55,518**

Section 12 - Provisions for risks and charges - Item 120

12.1 Provisions for risks and charges: breakdown

ITEMS/COMPONENTS	31.12.2006	31.12.2005
1. Pensions and other post retirement benefit obligations	412,191	413,740
2. Other provisions for risks and charges	85,037	140,829
2.1 Legal disputes	56,262	41,389
2.2 Staff expenses	-	-
2.3 Other	28,775	99,440
Total	**497,228**	**554,569**

Other provisions for risks and charges as shown at 2.3 of the above table include inter alia: € 9.4m for international branch rationalisation expenses referring specifically to the cost of integrating UniCredit's foreign units into HVB's; € 3.2m for fines sustained by company officers appointed by UniCredit to directorships and auditing positions in subsidiaries and associates following punitive regulatory action, subject to ascertainment that the prejudice to them was not a consequence of criminal or seriously negligent behaviour on their part; € 1.6m for potential tax claims; and € 2m for fiscal operational risks.

Furthermore:

Interest capitalisation
UniCredit SpA continued, as in previous years, to make appropriate provisions for all proceedings still pending.

Parmalat
No notable developments occurred in 2006 in relation to compensation claims brought against UniCredit Spa in 2005 by Parmalat SpA (in receivership), Parmalat Finanziaria SpA (in receivership), Parmalat Finance Corporation B.V. (in receivership), Parmalat Soparfi S.A. (in receivership), Parmalat Netherlands B.V. (in receivership), Parmalat Capital Netherlands B.V. (in receivership).

UniCredit SpA is involved – together with two other Group companies and two intermediaries – in a proceeding concerning a claim for the joint payment of about € 4.4 billion damages arising from their "participation as co-lead manager", together with other intermediaries, in bond issues made between 1997 and 2001 and also because they held "a large number of current accounts for the banks of the insolvent group"). Two hearings were held on 22 May 2006 and 19 December 2006. At the last hearing the Underwriter joined the Plaintiffs. The proceedings have not yet reached the evidence-gathering stage and the preliminary hearing has been postponed to 18 September 2007.

Despite the complexity of litigation matters, having heard its defence counsels, UniCredit SpA believes that it can prove that no irregularities were committed by UniCredit Spa, nor by the Group, since they were not aware, nor could they have been, that at the time of issue of the bonds Parmalat was insolvent. Based on these assumptions, since no other relevant events have occurred since 2005 and the proceeding is still at a very early stage, UniCredit SpA has chosen not to make any provisions.

In addition, it should be noted that in October 2006 the Administrative Tribunal of the Lazio Region rejected, on grounds of late service, the appeals requesting invalidation of the ministerial orders establishing the qualifying criteria for admission of the Parmalat companies based and operating outside Italy to the receivership procedure.

However, the Regional Administrative Tribunal (TAR) did not examine the merits of the matter nor objected to the grounds upon which the plaintiffs had claimed the illegitimacy of such orders. Accordingly, also in view of the decision of the Court of Justice in the Eurofood proceedings, the grounds upon which these actions are based still stand.

Moreover, the rulings issued by the Lazio TAR uphold our claim that "such order should not be applied" in the civil law actions which involve UniCredit Spa as well.

In 2005 UniCredit SpA joined the proceedings instituted by Parmalat Finanziaria SpA (in receivership) and Parmalat SpA (in receivership) in connection with the wrongdoing charges, together with a lawsuit trying to establish Aquilian liability, brought against, inter alia, Gian Paolo Zini, who involved Un Credit Spa.

The relevant writ of summons was not duly served and for this reason we became aware of these proceedings only following the summons served to UniCredit SpA and other Group banks by other defendants, third parties, etc. Having thus become aware of these proceedings UniCredit SpA joined the defendants only in order to declare the inexistence of the writ of summons and, consequently, declare null and void the judgment issued against it.

Fiscal operational risk

The sum of € 2 million is being set aside in a reserve for tax-related operating risks.

This decision was made as a result of the absorption over time of some banks and companies other than those mentioned (for example, Cassa di Risparmio di Carpi, Banca dell'Umbria and others), for which some tax periods are still subject to audits with respect to VAT, direct tax and other minor taxes.

The expected effective date of the so-called "Basel II" standards requires consideration of the operating risks associated with such circumstance.

12.2 Provisions for risks and charges: annual changes

	31.12.2006		
	PENSIONS AND POST-RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	TOTAL
A. Opening balance	**413,740**	**140,829**	**554,569**
B. Increases	**44,843**	**32,760**	**77,603**
B.1 Provisions for the year (*)	3,136	32,419	35,555
B.2 Changes due to the passage of time	14,866	-	14,866
B.3 Differences due to discount-rate changes	-	-	-
B.4 Other increases (**)	26,841	341	27,182
C. Decreases	**46,392**	**88,552**	**134,944**
C.1 Use during the year	45,806	79,240	125,046
C.2 Differences due to discount-rate changes	-	-	-
C.3 Other decreases	586	9,312	9,898
D. Closing balance	**412,191**	**85,037**	**497,228**

(*) As regards "Pensions and post-retirement benefit obligations", the amount is net of the withholding tax and operating costs (€ 341 thousand) for defined-contribution funds

(**) Of which € 16,323 thousand due to the absorption of "former UniCredit Banca MedioCredito" pension funds

Part B) Balance Sheet

In respect of Pensions and other post retirement benefit obligations, the Annexes provide details of Fund movements and include statements of changes in funds with segregated assets pursuant to article 2117 of the Italian Civil Code, as well as explanatory notes thereto.

Allocations to funds other than those with segregated assets are indiscriminately invested in asset items. Therefore, it is not possible to provide any statement of these funds.

12.3 Provisions for defined-benefit company pensions

2. CHANGES IN PROVISIONS	31.12.2006
Opening net defined-benefit obligations	**330,244**
Service cost	490
Finance cost	14,866
Actuarial gains (losses) recognised in the year	2,973
Gains (losses) on curtailments	(3,081)
Benefit paid	(36,622)
Other increases[1]	7,022
Other reductions	(25)
Closing net defined-benefit obligations	**315,867**

1. Of which: € 3,950 thousand due to absorption of former UniCredit Banca Mediocredito pension fund.

3. CHANGES TO PLAN ASSETS AND OTHER INFORMATION	31.12.2006
Opening fair value of plan assets	**18,659**
Expected return	900
Actuarial gains (losses)	(1,138)
Contribution paid by employer	1,011
Benefit paid	-
Other increases	-
Other reductions	(5,767)
Closing current value of plan assets	**13,665**

BREAKDOWN OF PLAN ASSETS BY TYPE	31.12.2006
1. Equities	-
2. Bonds	-
3. Property	-
4. Other assets	13,665
5. Investment funds	-
Total	**13,665**

4. RECONCILIATIONS OF PRESENT VALUE OF PROVISIONS TO PRESENT VALUE OF PLAN ASSETS AND TO ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET	31.12.2006
AMOUNT RECOGNIZED IN THE BALANCE SHEET	DEFINED BENEFIT PENSION PLANS
Present value of funded defined benefit obligations	16,772
Present value of unfunded defined benefit obligations	342,463
Present value of plan assets	(13,665)
Sub-total	**345,570**
Unrecognized actuarial gains (losses)	(29,703)
Excess present value of plan assets	-
Unrecognised pension cost in respect of past service	-
Net liability	**315,867**

RETURN ON PLAN ASSETS	31.12.2006
Actuarial return on plan assets	900
Actuarial gain (loss) on plan assets	(1,138)
Actuarial return on plan assets	**(238)**

5. PRINCIPAL ACTUARIAL ASSUMPTIONS	31.12.2006
Discount rate	4.25%
Expected return on plan assets	5.89%
Rate of increase in future compensation and vested rights	3.00%
Rate of increase in pension obligations	-
Expected inflation rate	2.80%

6. COMPARATIVE DATA TOTAL DEFINED-BENEFIT OBLIGATIONS	31.12.2006
Present value of defined-benefit obligations	359,235
Plan assets	(13,665)
Plan surplus/(deficit)	-
Unrecognized actuarial gains (losses)	(29,703)
Excess present value of plan assets	-
Net liability	**315,867**

Section 13 - Redeemable shares - Item 140

No data to be disclosed in this section.

Section 14 - Shareholders' Equity - Items 130, 150, 160, 170, 180, 190 and 200

14.1 Company Shareholders' Equity: breakdown

ITEMS/VALUES	31.12.2006	31.12.2005
1. Share capital	5,219,126	5,195,277
2. Share premium reserve	17,628,233	16,816,170
3. Reserves	4,774,161	5,876,808
4. Treasury shares	(358,416)	(358,416)
5. Revaluation reserves	1,155,830	1,606,609
6. Equity instruments	-	-
7. Net profit (loss)	3,014,510	1,776,919
Total	**31,433,444**	**30,913,367**

Treasury shares purchased in the market in the second half of 2004 following the AGM resolution taken on 4 May 2004 were unchanged as against end- 2005, there having been no purchases of sales in 2006.
In this regard, on 16 December 2005, the Ordinary Shareholders' Meeting resolved to authorise sale of treasury shares held by the bank, as the reasons behind the share buy-back programme were no longer relevant following the business combination with the HVB Group.
The unused portion of the reserve re acquisition of treasury shares (€ 641,584 thousand) was transferred back to the share premium reserve following the share buy-back programme.

14.2 Share capital and treasury shares: breakdown

	31.12.2006		31.12.2005	
	ISSUED SHARES	UNDERWRITTEN SHARES	ISSUED SHARES	UNDERWRITTEN SHARES
A. Share Capital				
A.1 ordinary shares	5,208,273	-	5,184,424	-
A.2 savings shares	10,853	-	10,853	-
Total (A)	**5,219,126**	-	**5,195,277**	-
B. Treasury Shares				
B.1 ordinary shares	(358,416)	-	(358,416)	-
B.2 savings shares	-	-	-	-
Total (B)	**(358,416)**	-	**(358,416)**	-

During 2006 the share capital which as at 31 December 2005 was made up of 10,368,848,154 ordinary shares and 21,706,552 savings shares, both of par value of € 0.50, changed as a result of the issuance of:
- 42,201,967 ordinary shares, following exercise of stock options granted;
- 5,494,860 ordinary shares, charged to the provision associated with the medium-term incentive plan for Group staff established for the purpose.

As a result, capital increased from € 5,195,277 thousand at the end of 2005 to 5,219,126 thousand at end-2006, and is made up of 10,416,544,981 ordinary shares with a par value of € 0.50 each and 21,706,552 savings shares with a par value of € 0.50 each.

14.3 Capital Stock - number of shares: annual changes

ITEMS/TYPES	31.12.2006		
	ORDINARY	OTHER (SAVING)	TOTAL
A. Issued shares as at the beginning of the year	**10,368,848,154**	**21,706,552**	**10,390,554,706**
- fully paid	10,368,848,154	21,706,552	10,390,554,706
- not fully paid	-	-	-
A.1 Treasury shares (-)	(87,000,000)	-	(87,000,000)
A.2 Shares outstanding: opening balance	**10,281,848,154**	**21,706,552**	**10,303,554,706**
B. Increases	**47,696,827**	-	**47,696,827**
B.1 New issues	47,696,827	-	47,696,827
- against payment	42,201,967	-	42,201,967
- business combinations	-	-	-
- bonds converted	-	-	-
- warrants exercised	-	-	-
- other	42,201,967	-	42,201,967
- free	5,494,860	-	5,494,860
- to employees	5,494,860	-	5,494,860
- to Directors	-	-	-
- other	-	-	-
B.2 Sales of treasury shares	-	-	-
B.3 Other changes	-	-	-
C. Decreases	-	-	-
C.1 Cancellation	-	-	-
C.2 Purchase of treasury shares	-	-	-
C.3 Business tranferred	-	-	-
C.4 Other changes	-	-	-
D. Shares outstanding: closing balance	**10,329,544,981**	**21,706,552**	**10,351,251,533**
D.1 Treasury Shares (+)	87,000,000	-	87,000,000
D.2 Shares outstanding as at the end of the year	10,416,544,981	21,706,552	10,438,251,533
- fully paid	10,416,544,981	21,706,552	10,438,251,533
- not fully paid	-	-	-

14.4 Capital: other information

	31.12.2006	31.12.2005
Par value per share	C.50	0.50
Shares reserved for issue on exercise of options	-	-
Agreed sales of shares	-	-

14.5 Reserves from allocation of profit from previous years: other information

	31.12.2006	31.12.2005
Legal reserve	859,474	633,805
Statutory reserves	2,457,409	2,048,905
Other reserves	(1,865,314)	(729,675)
Total	**1,451,569**	**1,953,035**

Following the settlement of the reimbursement case brought before the Genoa Provincial Tax Commission, we reversed the Reserve under Legislative Decree 153/99 (€ 662,123 thousand) was reversed to the Statutory reserve.

Other reserves include reserves related to the changeover to IFRS, which is a negative amount of € 2,097,846 thousand.

14.7 Revaluation reserves: breakdown

ITEMS/COMPONENTS	31.12.2006	31.12.2005
1. Available-for-sale financial assets	867,494	1,330,266
2. Property, plant and equipment	-	-
3. Intangible assets	-	-
4. Hedges of foreign investments	-	-
5. Cash-flow hedges	11,316	(677)
6. Exchange differences	-	-
7. Non-current assets classified as held for sale	-	-
8. Special revaluation laws	277,020	277,020
Total	**1,155,830**	**1,606,609**

14.8 Revaluation reserves: annual changes

	31.12.2006								
	AVAILABLE-FOR-SALE FINANCIAL ASSETS	PROPERTY, PLANT AND EQUIPMENT	INTANGIBLE ASSETS	HEDGES OF FOREIGN INVESTMENTS	CASH-FLOW HEDGES	EXCHANGE DIFFERENCES	NON CURRENT ASSETS CLASSIFIED AS HELD FOR SALE	SPECIAL REVALUATION LAWS	TOTAL
A. Opening balance	**1,330,266**	-	-	-	(677)	-	-	277,020	**1,606,609**
B. Increases	**217,848**	-	-	-	**12,349**	-	-	-	**230,197**
B.1 Fair value increases	214,346	-	-	-	12,349	-	-	-	226,695
B.2 Other changes	3,502	-	-	-	-	-	-	-	3,502
C. Reductions	**680,620**	-	-	-	**356**	-	-	-	**680,976**
C.1 Fair value reductions	44,033	-	-	-	356	-	-	-	44,389
C.2 Other changes	636,587	-	-	-	-	-	-	-	636,587
D. Closing balance	**867,494**	-	-	-	11,316	-	-	277,020	**1,155,830**

14.9 Revaluation reserves for available-for-sale assets: breakdown

	31.12.2006			31.12.2005		
ASSETS/VALUES	POSITIVE RESERVE	NEGATIVE RESERVE	TOTAL	POSITIVE RESERVE	NEGATIVE RESERVE	TOTAL
1. Debt securities	46,625	(30,532)	16,093	56,614	(10,647)	45,967
2. Equity securities	851,831	(20)	851,811	1,289,543	(2,006)	1,287,537
3. Units in investment funds	391	(801)	(410)	514	(3,752)	(3,238)
4. Loans	-	-	-	-	-	-
Total	**898,847**	**(31,353)**	**867,494**	**1,346,671**	**(16,405)**	**1,330,266**

14.10 Revaluation reserves for available-for-sale assets: annual changes

	31.12.2006				
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
1. Opening balance	**45,967**	**1,287,537**	**(3,238)**	-	**1,330,266**
2. Positive changes	**229**	**213,965**	**3,654**	-	**217,848**
2.1 Fair value increases	55	213,965	326	-	214,346
2.2 Reclassification through profit or loss of negative provision	163	-	-	-	163
- due to impairment	-	-	-	-	-
- following disposal	163	-	-	-	163
2.3 Other changes	11	-	3,328	-	3,339
3. Negative changes	**30,103**	**649,691**	**826**	-	**680,620**
3.1 Fair value reductions	25,850	17,381	802	-	44,033
3.2 Reclassification through profit or loss of positive allowances: following disposal	925	632,310	24	-	633,259
3.3 Other changes	3,328	-	-	-	3,328
4. Closing balance	**16,093**	**851,811**	**(410)**	-	**867,494**

Other Information

1. Guarantees and commitments

TRANSACTIONS	31.12.2006	31.12.2005
1) Financial guarantees given to:	36,625,713	24,472,933
a) Banks	33,972,319	22,581,435
b) Customers	2,653,394	1,891,498
2) Commercial guarantees given to:	1,833,011	2,048,098
a) Banks	1,382,200	1,402,324
b) Customers	450,811	645,774
3) Other irrevocable commitments to disburse funds:	18,817,828	8,684,183
a) Banks:	15,974,767	4,802,685
i) Usage certain	14,104,975	3,394,641
ii) Usage uncertain	1,869,792	1,408,044
b) Customers:	2,843,061	3,881,498
i) Usage certain	208,228	194,762
ii) Usage uncertain	2,634,833	3,686,736
4) Underlying obligations for credit derivatives: sale of protection	1,454	1,343
5) Assets used to guarantee others' obligations	-	-
6) Other commitments	-	-
Total	**57,278,006**	**35,206,557**

2. Assets used to guarantee own liabilities and commitments

PORTFOLIOS	31.12.2006	31.12.2005
1. Financial instruments held for trading	2,388,748	1,946,844
2. Financial instruments measured at fair value	-	51,201
3. Financial instruments available for sale	1,418,629	1,483,802
4. Financial instruments held to maturity	-	-
5. Loans and receivables with banks	331,592	291,007
6. Loans and receivables with customers	-	-
7. Property, plant and equipment	-	-

3. Asset management and trading on behalf of others

TYPE OF SERVICES	31.12.2006	31.12.2005
1. Trading of financial instruments on behalf of others		
a) Purchases	-	-
1. Settled	-	-
2. Unsettled	-	-
b) Sales	-	-
1. Settled	-	-
2. Unsettled	-	-
2. Segregated accounts		
a) Individual	-	-
b) Collective	-	-
3. Custody and administration of securities		
a) Non-proprietary securities on deposit associated with custodian bank transactions (excluding segregated accounts)	-	45,468,744
1. Securities issued by the bank preparing the accounts	-	13,040,871
2. Other securities	-	32,427,873
b) Other non-proprietary securities on deposit (excluding segregated accounts)	2,356,899	140,698,819
1. Securities issued by the bank preparing the accounts	-	42,857,398
2. Other securities	2,356,899	97,841,421
c) Non-proprietary securities deposited with others	2,356,892	181,183,316
d) Investment and trading securities deposited with others	49,074,456	41,705,936
4. Other transactions	**39,285**	**2,421,629**

Notes to the Accounts

Part C) Income Statement

(amounts in thousands of €)

Section 1 - Interest income and similar revenues - Item 10 and 20

1.1 Interest income and similar revenues: breakdown

ITEMS/TYPE	UNIMPAIRED FINANCIAL ASSETS		IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL 2006	TOTAL 2005
	DEBT SECURITIES	LOANS				
1. Financial assets held for trading	56,165	-	-	14	56,179	59,194
2. Available for sale financial assets	76,474	-	-	-	76,474	92,264
3. Held to maturity investments	-	-	-	-	-	-
4. Loans and receivables with banks	839,670	2,203,959	-	-	3,043,629	1,895,909
5. Loans and receivables with customers	15,214	379,485	-	-	394,699	428,538
6. Financial assets at fair value through profit or loss	586,188	-	-	-	586,188	537,077
7. Hedging derivatives	x	x	x	830,198	830,198	119,256
8. Financial assets sold but not derecognised	-	-	-	-	-	-
9. Other assets	x	x	x	22,025	22,025	18,374
Total	**1,573,711**	**2,583,444**	-	**852,237**	**5,009,392**	**3,150,612**

1.2 Interest income and similar revenues: hedging differentials

ITEMS/TYPE	2006
A. Positive differentials on:	
A.1 Fair-value micro-hedging of financial assets	6,419
A.2 Fair-value micro-hedging of financial liabilities	-
A.3 Macro-hedging of interest rate risk	925,624
A.4 Cash-flow micro-hedging of financial assets	-
A.5 Cash-flow micro-hedging of financial liabilities	-
A.6 Cash-flow macro-hedging	785,544
Total positive differentials (A)	**1,717,587**
B. Negative differentials on:	
B.1 Fair-value micro-hedging of financial assets	(7,992)
B.2 Fair-value micro-hedging of financial liabilities	-
B.3 Macro-hedging of interest rate risk	(771,402)
B.4 Cash-flow micro-hedging of financial assets	-
B.5 Cash-flow micro-hedging of financial liabilities	-
B.6 Cash-flow macro-hedging	(107,995)
Total negative differentials (B)	**(887,389)**
C. Net differentials (A-B)	**830,198**

1.3.1 Interest income from financial assets denominated in currency

INTEREST INCOME ON:	2006	2005
a) Assets denominated in currency	661,506	794,053

1.4 Interest expense and similar charges: breakdown

ITEMS/TYPE	2006 DEPOSITS	2006 SECURITIES	2006 OTHER LIABILITIES	2006 TOTAL	2005 TOTAL
1. Deposits from banks	(1,817,205)	X	-	(1,817,205)	(1,168,845)
2. Deposits from customers	(271,114)	X	-	(271,114)	(197,041)
3. Debt securities in issue	X	(2,610,380)	(3)	(2,610,383)	(1,822,462)
4. Financial liabilities held for trading	-	(5,199)	(463,124)	(468,323)	-
5. Financial liabilities at fair value through profit or loss	-	-	-	-	-
6. Financial liabilities relating to assets sold but not derecognised	-	-	-	-	-
7. Other liabilities	X	X	(222)	(222)	-
8. Hedging derivatives	X	X	-	-	-
Total	**(2,088,319)**	**(2,615,579)**	**(463,349)**	**(5,167,247)**	**(3,188,348)**

The item "Financial liabilities held for trading - Other liabilities" mainly refers to differentials accrued on derivative contracts classified in the trading portfolio and associated with financial assets at fair value through profit or loss.

1.6.1 Interest expense on liabilities denominated in currency

INTEREST EXPENSE ON:	2006	2005
a) Liabilities denominated in currency	(2,466,808)	(1,406,987)

Section 2 - Fee and commission income and expense - Item 40 and 50

2.1 Fee and commission income: breakdown

TYPE OF SERVICE/SECTORS	2006	2005
a) guarantees given	25,287	17,681
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	3,428	73,556
1. securities trading	-	40
2. currency trading	2,242	3,452
3. segregated accounts	-	1,986
3.1 individual	-	1,986
3.2. collective	-	-
4. custody and administration of securities	972	14,841
5. custodian bank	103	27,773
6. placement of securities	106	22,029
7. client instructions	-	1,219
8. advisory	-	-
9. distribution of third party services	-	2,216
9.1. Segregated accounts	-	133
9.1.1. individual	-	133
9.1.2. collective	-	-
9.2. insurance products	-	2,083
9.3. Other products	-	-
d) collection and payment services	29,224	41,087
e) securitization servicing	-	-
f) factoring	-	-
g) tax collection services	-	-
h) other services	16,182	77,127
Total	**74,121**	**209,451**

2.2 Fee and commission income by distribution channel

CHANNELS/SECTORS	2006	2005
a) through Group bank branches	106	26,027
1. segregated accounts	-	1,936
2. placement of securities	106	21,883
3. others' products and services	-	2,208
b) off-site	-	204
1. segregated accounts	-	50
2. placement of securities	-	146
3. others' products and services	-	8
c) other distribution channels	-	-
1. segregated accounts	-	-
2. placement of securities	-	-
3. others' products and services	-	-
Total	**106**	**26,231**

2.3 Fee and commission expense: breakdown

TYPE OF SERVICES/SECTORS	2006	2005
a) guarantees received	(5,213)	(4,170)
b) credit derivatives	-	(416)
c) management, brokerage and consultancy services:	(7,348)	(7,579)
1. securities trading	-	(95)
2. currency trading	(2,332)	(1,833)
3. segregated accounts	-	(157)
3.1. own portfolio	-	(157)
3.2. others' portfolios	-	-
4. custody and administration of securities	(5,016)	(5,384)
5. placement of securities	-	(110)
6. off-site distribution of securities, products and services	-	-
d) collection and payment services	(1,849)	(3,069)
e) other services	(5,877)	(22,764)
Total	**(20,287)**	**(37,998)**

Part C) Income Statement

Section 3 - Dividend income and similar revenue - Item 70

3.1 Dividend income and similar revenue: breakdown

	2006		2005	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	-	-	-	-
B. Available for sale financial assets	86,521	-	-	-
C. Financial assets at fair value through profit or loss	3	-	48,263	-
D. Investments	2,271,794	X	1,870,235	X
Total	**2,358,318**	**-**	**1,918,498**	**-**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

	2006				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS	TRADING PROFIT	CAPITAL LOSSES	TRADING LOSSES	NET PROFIT
1. Financial assets held for trading	**14,606**	**1,191**	**(9,607)**	**(2,325)**	**3,865**
1.1 Debt securities	395	1,191	(1,927)	(2,325)	(2,666)
1.2 Equity instruments	-	-	(7,680)	-	(7,680)
1.3 Units in investment funds	14,211	-	-	-	14,211
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	**-**	**35**	**-**	**(652)**	**(617)**
2.1 Debt securities	-	35	-	(652)	(617)
2.3 Other	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**2,013,821**
4. Derivatives	**369,202**	**741,759**	**(214,583)**	**(857,202)**	**(1,993,176)**
4.1 Financial derivatives:	369,159	741,759	(214,540)	(857,202)	(1,993,176)
- with underlying debt securities and interest rates	116,572	547,135	(104,383)	(548,522)	10,802
- with underlying equity securities and share indices	252,370	187,087	(109,940)	(308,101)	21,416
- with underlying currency and gold	X	X	X	X	(2,032,352)
- other	217	7,537	(217)	(579)	6,958
4.2 Credit derivatives	43	-	(43)	-	-
Total	**383,808**	**742,985**	**(224,190)**	**(860,179)**	**23,893**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 Fair value adjustments in hedge accounting: breakdown

PROFIT COMPONENT/VALUES	2006	2005
A. Gains on:		
A.1 Fair value hedging instruments	81,631	113,472
A.2 Hedged asset items (fair value)	446,444	40,488
A.3 Hedged liability items (fair value)	709,512	114,357
A.4 Cash-flow hedges	-	-
A.5 Assets and liabilities denominated in currency	-	-
Total gains on hedging activities (A)	**1,237,587**	**268,317**
B. Losses on:		
B.1 Fair value hedging instruments	(1,174,836)	(141,684)
B.2 Hedged asset items (fair value)	(55,838)	(51,827)
B.3 Hedged liability items (fair value)	(2,613)	(65,262)
B.4 Cash-flow hedges	-	-
B.5 Assets and liabilities denominated in currency	-	-
Total losses on hedging activities (B)	**(1,233,287)**	**(258,773)**
C. Net profit from hedging activities (A - B)	**4,300**	**9,544**

Section 6 - Gains (losses) on disposals/repurchases - Item 100

6.1 Gains and losses on disposals/repurchases: breakdown

	2006			2005		
ITEMS/P&L ITEMS	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT
Financial assets						
1. Loans and receivables with banks	1	(20)	(19)	-	-	-
2. Loans and receivables with customers	83	-	83	-	(800)	(800)
3. Available-for-sale financial assets	682,163	(6,970)	675,193	227,549	(79)	227,470
3.1 Debt securities	2,812	(467)	2,345	2,758	(55)	2,703
3.2 Equity instruments	627,229	(617)	626,612	224,253	(24)	224,229
3.3 Units in investment funds	52,122	(5,886)	46,236	538	-	538
3.4 Loans	-	-	-	-	-	-
4. Held-to-maturity investments	-	-	-	-	-	-
Total assets	**682,247**	**(6,990)**	**675,257**	**227,549**	**(879)**	**226,670**
Financial liabilities						
1. Deposits with banks	-	-	-	-	-	-
2. Deposits with customers	-	-	-	-	-	-
3. Debt securities in issue	-	-	-	-	-	-
Total liabilities	-	-	-	-	-	-

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 Net change in financial assets and liabilities designated at fair value: breakdown

	2006				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS	GAINS ON TRANSFER	CAPITAL LOSSES	LOSSES ON TRANSFER	NET PROFIT
1. Financial assets	**-**	**3,048**	**(523)**	**(261)**	**2,264**
1.1 Debt securities	-	104	(521)	(261)	(678)
1.2 Equity securities	-	2,944	(2)	-	2,942
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
2. Financial liabilities	**-**	**-**	**-**	**-**	**-**
2.1 Debt securities	-	-	-	-	-
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Derivatives					
4.1 Derivatives	-	-	-	-	-
- on debt securities and interest rates	-	-	-	-	-
- on equity securities and share indices	-	-	-	-	-
- on currency and gold	X	X	X	X	
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total derivatives	**-**	**-**	**-**	**-**	**-**
Total	**-**	**3,048**	**(523)**	**(261)**	**2,264**

Section 8 - Impairment losses - Item 130

8.1 Impairment losses on loans: breakdown

	2006								
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO		TOTAL	2005
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(3)=(1)-(2)	TOTAL
A. Loans and receivables with banks	(43)	(10)	(171)	130	-	-	502	408	856
B. Loans and receivables with customers	-	(1,244)	(9)	-	10,354	-	-	9,101	12,799
C. Total	**(43)**	**(1,254)**	**(180)**	**130**	**10,354**	**-**	**502**	**9,509**	**13,655**

8.2 Impairment losses on available for sale financial assets: breakdown

	2006					
	WRITE-DOWNS (1)		WRITE-BACKS (2)		TOTAL	2005
	SPECIFIC		SPECIFIC			
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	(3)=(1)-(2)	TOTAL
A. Debt securities	-	-	-	-	-	-
B. Equity instruments	-	(1,021)	X	X	(1,021)	(3,515)
C. Units in investment funds	-	-	X	-	-	-
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
F. Total	**-**	**(1,021)**	**-**	**-**	**(1,021)**	**(3,515)**

8.4 Impairment losses on other financial transactions: breakdown

	2006								
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO		TOTAL	2005
TRANSACTIONS / P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(3)=(1)-(2)	TOTAL
A. Guarantees given	(5,500)	-	(950)	-	154	-	530	(5,766)	53
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to disburse funds	-	-	-	-	-	-	-	-	-
D. Other transactions	-	-	-	-	-	-	-	-	554
E. Total	**(5,500)**	**-**	**(950)**	**-**	**154**	**-**	**530**	**(5,766)**	**607**

Section 9 - Administrative costs - Item 150

9.1 Payroll: breakdown

TYPE OF EXPENSE	2006	2005
1) Employees	**(254,864)**	**(252,569)**
a) Wages and salaries	(190,381)	(187,979)
b) Social charges	(48,972)	(47,777)
c) Severance pay	(6,603)	-
d) Social security costs	-	-
e) Allocation to employee severance pay provision	(5,644)	(8,864)
f) Provision for retirement payments and similar provisions:	(18,343)	(20,655)
- defined contribution	(3,095)	(1,651)
- defined benefit	(15,248)	(19,004)
g) Payments to external pension funds:	(11,035)	(6,645)
- defined contribution	(10,842)	(6,353)
- defined benefit	(193)	(292)
h) Costs related to share-based payments	(23,287)	(9,927)
i) Other employee benefits	(12,352)	(27,922)
l) Recovery of compensation	61,753	57,200
2) Other staff	**(15,760)**	**(12,160)**
3) Directors	**(6,834)**	**(4,659)**
Total	**(277,458)**	**(269,388)**

9.2 Average number of employees by category

STAFF AVERAGE NUMBER	2006	2005
a) Employees	**1,467**	**1,440**
1) Senior managers	204	167
2) Managers	760	733
3) Remaining staff	503	540
b) Other staff	**99**	**72**
Total	**1,566**	**1,512**

9.3 Defined benefit company pension funds: total cost

PENSION AND SIMILAR FUNDS ALLOWANCES - WITH DEFINED BENEFITS	2006	2005
Current service cost	(490)	(396)
Interest cost	(15,766)	(15,732)
Expected return on plan assets	900	-
Net actuarial gain/loss recognized in year	(2,973)	(212)
Past service cost	-	-
Gains/losses on curtailments and settlements	3,081	(2,664)
Total	**(15,248)**	**(19,004)**

9.5 Other administrative expense: breakdown

ITEMS	2006	2005
1) Indirect taxes and duties	**(1,822)**	**(6,047)**
- stamp duty	(608)	(4,463)
- withholding tax	(342)	-
- registration tax	(76)	(138)
- other taxes and duties	(796)	(1,446)
2) Miscellaneous costs and expenses	**(243,159)**	**(234,659)**
Fees paid to external professionals	**(83,798)**	**(43,299)**
Insurance	**(9,091)**	**(3,661)**
Advertising	**(24,833)**	**(22,825)**
Premises surveillance and cash transportation	**(3,293)**	**(4,246)**
- Internal and external surveillance of premises	(2,900)	(3,446)
- Transportation and safekeeping of cash and valuables	(393)	(800)
Supply and miscellaneous services rendered by third parties	**(59,044)**	**(99,251)**
Property related expense:	**(28,028)**	**(27,165)**
- Rental expense	(23,906)	(21,557)
- Maintenance of premises	(515)	(1,296)
- Cleaning of premises	(1,214)	(1,335)
- Electricity, gas, heating, concierge services and drinking water	(2,393)	(2,977)
Maintenance and lease rentals for plant and equipment:	**(3,571)**	**(4,823)**
- Repair and maintenance of furniture, machinery and equipment:	(2,326)	(3,327)
- Lease rentals on electronic equipment and software	(1,245)	(1,496)
Postage, telephone, printed materials and other office expenses:	**(8,068)**	**(10,258)**
- Postage , telephone, telegraph and telex	(6,940)	(8,235)
- Printing and stationery	(729)	(1,476)
- Various office equipment	(399)	(547)
Hire charges and other expenses	**(17,577)**	**(12,919)**
- Travel expense	(11,373)	(8,599)
- Various hire charges	(6,204)	(4,320)
Credit information and searches	**(45)**	**(624)**
Other costs	**(5,811)**	**(5,588)**
Total	**(244,981)**	**(240,706)**

Section 14 - Profit (loss) of associates - Item 210

14.1 Profit (loss) of associates: breakdown

P&L ITEMS	2006	2005
A. Income	**538,445**	**32,613**
1. Revaluations	-	-
2. Gains on disposal	538,445	11,125
3. Write-backs	-	21,488
4. Other positive changes	-	-
B. Expense	**(31,542)**	**(39,171)**
1. Write-downs	-	-
2. Impairment losses	(24,698)	(39,167)
3. Losses on disposal	(6,844)	(4)
4. Other negative changes	-	-
Net gains (losses)	**506,903**	**(6,558)**

Gains on disposal of equity investments result, in particular, from the disposal of 2S Banca (€452,676 thousand) and Casse Cuneesi (€82,209 thousand)

Section 15 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value - Item 220

No data to be disclosed in this section.

Section 16 - Goodwill amortisation - Item 230

Item 230 does not show a significant balance.

The amount of €15,730 thousand recognised in 2005 Income Statement was attributable to the absorption of Banca dell'Umbria 1462 S.p.A. and Cassa Risparmio Carpi S.p.A. into UniCredit S.p.A.

Section 17 - Gains (losses) on disposal of investments - Item 240

17.1 Gains and losses on disposal of investments

P&L ITEMS	2006	2005
A. Property	**2,554**	**930**
- Gains on disposal	2,554	966
- Losses on disposal	-	(36)
B. Other assets	**410**	**2,434**
- Gains on disposal	411	2,612
- Losses on disposal	(1)	(178)
Net gains (losses)	**2,964**	**3,364**

Section 18 - Tax expense (income) related to profit or loss from continuing operations - Item 260

18.1 Tax expense (income) related to profit or loss from continuing operations

P&L ITEMS	2006	2005
1. Current tax (+/-)	134,329	159,837
2. Adjustment to current tax of prior years (+/-)	8,703	-
3. Reduction of current tax for the year (+)	-	-
4. Changes to deferred tax assets (+/-)	27,610	(11,552)
5. Changes to deferred tax liabilties (+/-)	(93,631)	(21,188)
6. Tax for the year (+/-) (-1+/-2+3+/-4+/-5)	**77,011**	**127,097**

18.2 Reconciliation of theoretical tax charge to actual tax charge

	2006
TOTAL PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (item 250)	2,937,499
Theoretical tax rate	33%
Theoretical tax	(969,375)
1. Different tax rates	-
2. Non-taxable income - continuing differences	1,170,943
3. Non-tax-deductible expenses - continuing differences	(80,032)
4. Italian regional tax on production	-
5. Prior years and changes in tax rates	-
a) effects on current tax	-
- losses carried forward	-
- other previous year effects	-
b) effects on deferred tax	-
- changes in tax rates	-
- new tax levied (+) previous tax removed (-)	-
6. Valuation adjustments and non-recognition of deferred taxes	-
- write-downs on deferred tax assets	-
- recognition of deferred tax assets	-
- non-recognition of deferred tax assets	-
- non-recognition of deferred tax assets/liabilities under IAS 12.39 and 12.44	-
7. Amortization of goodwill	-
8. Other differences	(44,525)
Tax entered to profit or loss	**77,011**

Section 19 - Gains (Losses) on groups of assets held for sale, net of tax - Item 280

No data to be disclosed in this section.

Section 20 - Other information

No information to be disclosed in this section.

Section 21 - Earnings per share

Earnings per share

	2006	2005
Net profit	3,014,510	1,776,919
Average number of outstanding shares[1]	10,345,183,476	6,730,276,460
Average number of potential diluted shares	28,112,988	20,910,652
Average number of diluted shares	10,373,296,464	6,751,187,112
Earnings per share (€)	**0.291**	**0.264**
Diluted earnings per share (€)	**0.291**	**0.263**

1. Net of the average number of treasury shares

Part D) Segment Reporting

Part D) Segment Reporting

Segment Reporting is provided in the Consolidated Notes to the Accounts.

Notes to the Accounts

Part E) Risks and Hedging Policies

(amounts in thousands €)

Part E) Risks and Hedging Policies

This part of the Notes to the Accounts provides quantitative information on risks in respect of UniCredito Italiano S.pA. Qualitative information on risk management and monitoring is provided in Part E of the Notes to the Consolidated Accounts.

Section 1 - Credit risk

QUANTITATIVE INFORMATION

A. CREDIT QUALITY

A. 1 Doubtful and performing financial instruments: amounts, writedowns, changes, economic and geographical distribution

A.1.1 Breakdown of financial instruments by portfolio and credit quality (carrying value)

PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL	RESTRUCTURED EXPOSURE	PAST-DUE	COUNTRY RISK	OTHER ASSETS	TOTAL
1. Financial instruments held for trading	-	-	-	-	-	5,243,164	5,243,164
2. Available-for-sale financial instruments	-	-	-	-	-	3,729,743	3,729,743
3. Held-to-maturity financial instruments	-	-	-	-	-	-	-
4. Loans and receivables with banks	-	42	-	-	228	112,175,407	112,175,677
5. Loans and receivables with customers	967	84	-	-	20	11,874,738	11,875,809
6. Financial assets at fair value through profit or loss	-	-	-	-	-	38,657	38,657
7. Financial instruments classified as held for sale	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	-	660,603	660,603
Total as at 31.12.2006	**967**	**126**	**-**	**-**	**248**	**133,722,312**	**133,723,653**
Total as at 31.12.2005	**1,247**	**282**	**105**	**-**	**14,109**	**117,903,269**	**117,919,012**

A.1.2 Breakdown of financial instruments by portfolio and credit quality (gross and net value)

PORTFOLIO/QUALITY	IMPAIRED ASSETS GROSS EXPOSURE	IMPAIRED ASSETS SPECIFIC WRITE DOWNS	IMPAIRED ASSETS PORTFOLIO ADJUSTMENTS	IMPAIRED ASSETS NET EXPOSURE	OTHER ASSETS GROSS EXPOSURE	OTHER ASSETS PORTFOLIO ADJUSTMENTS	OTHER ASSETS NET EXPOSURE	TOTAL (NET EXPOSURE)
1. Financial instruments held for trading	-	-	-	-	xxx	xxx	5,243,164	5,243,164
2. Available-for-sale financial instruments	-	-	-	-	3,729,743	-	3,729,743	3,729,743
3. Held-to-maturity financial instruments	-	-	-	-	-	-	-	-
4. Loans and receivables with banks	218	(176)	-	42	112,175,698	(63)	112,175,635	112,175,677
5. Loans and receivables with customers	32,938	(31,887)	-	1,051	11,902,010	(27,252)	11,874,758	11,875,809
6. Financial assets at fair value through profit or loss	-	-	-	-	xxx	xxx	38,657	38,657
7. Financial instruments classified as held for sale	-	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	xxx	xxx	660,603	660,603
Total as at 31.12.2006	**33,156**	**(32,063)**	**-**	**1,093**	**127,807,451**	**(27,315)**	**133,722,560**	**133,723,653**
Total as at 31.12.2005	**48,462**	**(46,828)**	**-**	**1,634**	**117,936,166**	**(18,788)**	**117,917,378**	**117,919,012**

A.1.3 Balance and off-balance sheet exposure to banks: gross and net values

EXPOSURE TYPE / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITE DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance-sheet exposure				
a) Non-performing loans	28	(28)	-	-
b) Doubtful loans	190	(148)	-	42
c) Restructured exposure	-	-	-	-
d) Past due	-	-	-	-
e) Country risk	291	xxx	(63)	228
f) Other assets	114,630,567	xxx	-	114,630,567
Total A	**114,631,076**	**(176)**	**(63)**	**114,630,837**
B. Off-balance-sheet exposure				
a) Impaired	-	-	-	-
b) Other	40,574,324	xxx	(1,741)	40,572,583
Total B	**40,574,324**	**-**	**(1,741)**	**40,572,583**

On-balance sheet exposures include all balance-sheet assets, including held-for-trading, available-for-sale, held-to-maturity assets, loans, assets at fair value through profit or loss and assets held for sale.

A.1.4 Balance-sheet exposure to banks: gross change in impaired exposures subject to "country risk"

SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL	RESTRUCTURED EXPOSURE	PAST-DUE	COUNTRY RISK
A. Opening balance	**110**	**528**	**-**	**-**	**14,539**
- of which: Sold and not derecognised	-	-	-	-	-
B. Increases	**29**	**1**	**-**	**-**	**3**
B.2 Transfers from performing loans	28	-	-	-	3
B.2 Transfers to other impaired exposure	-	-	-	-	-
B.3 Other increases	1	1	-	-	-
C. Reductions	**111**	**339**	**-**	**-**	**14,251**
C.1 Transfers to performing loans	-	-	-	-	-
C.2 Derecognised items	107	-	-	-	-
C.3 Recoveries	-	284	-	-	8,732
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other impaired exposure	-	-	-	-	-
C.6 Other reductions	4	55	-	-	5,519
D. Closing balance	**28**	**190**	**-**	**-**	**291**
- of which: Sold and not derecognised	-	-	-	-	-

A.1.5 Balance-sheet exposure to banks: change in overall impairments

SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL	RESTRUCTURED EXPOSURE	PAST-DUE	COUNTRY RISK
A.1 Opening balance	**110**	**246**	**-**	**-**	**429**
- of which: Sold and not derecognised	-	-	-	-	-
B. Increases	**71**	**-**	**-**	**-**	**171**
B.1 Writedowns	53	-	-	-	171
B.2 Transfers from other impaired exposure	-	-	-	-	-
B.3 Other increases	18	-	-	-	-
C. Reductions	**153**	**98**	**-**	**-**	**537**
C.1 Transfers to performing loans	44	86	-	-	306
C.2 Write-backs from recoveries	-	-	-	-	196
C.3 Write-offs	107	-	-	-	-
C.4 Transfers to other impaired exposure	-	-	-	-	-
C.5 Other reductions	2	12	-	-	35
D. Final gross writedowns	**28**	**148**	**-**	**-**	**63**
- of which: Sold and not derecognised	-	-	-	-	-

A.1.6 Balance-sheet and off-balance sheet exposure to customers: gross and net values

EXPOSURE TYPE / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance-sheet exposure				
a) Non-performing loans	32,701	(31,734)	-	967
b) Doubtful loans	237	(153)	-	84
c) Restructured exposure	-	-	-	-
d) Past due	-	-	-	-
e) Country risk	29	xxx	(9)	20
f) Other assets	17,091,711	xxx	(27,243)	17,064,468
Total A	**17,124,678**	**(31,887)**	**(27,252)**	**17,065,539**
B. Off-balance-sheet exposure				
a) Impaired	1,026	(1,026)	-	-
b) Other	6,206,518	xxx	-	6,206,518
Total B	**6,207,544**	**(1,026)**	**-**	**6,206,518**

On-balance sheet exposures include all balance-sheet assets, including held-for-trading, available-for-sale, held-to-maturity assets, loans, assets at fair value through profit or loss and assets held for sale.

A.1.7 Balance-sheet exposure to customers: gross change in impaired exposure subject to country risk

SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE LOANS	COUNTRY RISK
A. Opening balance - gross exposure	**47,562**	**-**	**263**	**-**	**-**
- Sold not derecognised	-	-	-	-	-
B. Increases	**1,213**	**237**	**-**	**-**	**29**
B.1 Transfers from performing loans	1,213	6	-	-	29
B.2 Transfers from other impaired exposures	-	230	-	-	-
B.3 Other increases	-	1	-	-	-
C. Reductions	**16,074**	**-**	**263**	**-**	**-**
C.1 Transfers to performing loans	-	-	-	-	-
C.2 Derecognised items	1,298	-	-	-	-
C.3 Recoveries	10,080	-	-	-	-
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other impaired exposures	-	-	230	-	-
C.6 Other reductions	4,696	-	33	-	-
D. Closing balance gross exposure	**32,701**	**237**	**-**	**-**	**29**
- Sold not derecognised	-	-	-	-	-

A.1.8 Balance-sheet exposure to customers: changes in overall impairment

SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE LOANS	COUNTRY RISK
A. Opening gross writedowns	**46,315**	**-**	**157**	**-**	**-**
- Sold not derecognised	-	-	-	-	-
B. Increases	**1,233**	**153**	**-**	**-**	**9**
B.1 Writedowns	1,233	11	-	-	9
B.2 Transfers from other impaired exposure	-	142	-	-	-
B.3 Other increases	-	-	-	-	-
C. Reductions	**15,814**	**-**	**157**	**-**	**-**
C.1 Transfers to performing loans	-	-	-	-	-
C.2 Write-backs from recoveries	9,841	-	-	-	-
C.3 Write-offs	1,298	-	-	-	-
C.4 Transfers to other impaired exposure	-	-	142	-	-
C.5 Other reductions	4,675	-	15	-	-
D. Closing gross writedowns	**31,734**	**153**	**-**	**-**	**9**
- Sold not derecognised	-	-	-	-	-

A. 3 Breakdown of secured exposures by type of guarantee

A.3.1 Secured balance-sheet exposures to banks and customers

	AMOUNT OF THE EXPOSURE	COLLATERALS (1)			GUARANTEES (2)								TOTAL (1) + (2)
					CREDIT DERIVATIVES				ENGAGEMENTS				
		PROPERTIES	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	
1. Secured exposures to banks:													
1.1 totally secured	175,285	-	-	200,000	-	-	-	-	-	-	-	-	200,000
1.2. partially secured	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Secured exposures to customers:													
2.1. totally secured	6,126	-	-	28,241	-	-	-	-	-	-	-	-	28,241
2.2. partially secured	126,317	-	-	20,750	-	-	-	-	-	-	-	-	20,750

A.3.2 Secured off-balance-sheet exposures to banks and customers

	AMOUNT OF THE EXPOSURE	COLLATERALS (1)			GUARANTEES (2)								TOTAL (1) + (2)
					CREDIT DERIVATIVES				ENGAGEMENTS				
		PROPERTIES	SECURITIES	OTHER ASSETS	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	
1. Secured exposures to banks:													
1.1 totally secured	-	-	-	-	-	-	-	-	-	-	-	-	-
1.2. partially secured	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Secured exposures to customers:													
2.1. totally secured	22,806	-	-	28,742	-	-	-	-	-	-	-	-	28,742
2.2. partially secured	1,047	-	-	30	-	-	-	-	-	-	-	-	30

A.3.3 Impaired balance-sheet exposures to banks and customers

	AMOUNT OF THE EXPOSURE	SECURED AMOUNT	GUARANTEES (FAIR VALUE)																	TOTAL	SURPLUS ON FAIR VALUE OF GUARANTEES
			COLLATERALS			GUARANTEES															
						CREDIT DERIVATIVES							ENGAGEMENTS								
			PROPERTIES	SECURITIES	OTHER ASSETS	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES		
1. Secured exposures to banks:																					
1.1. over 150%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.2. between 100% and 150%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.3. between 50% and 100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.4. under 50%	42	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Secured exposures to customers:																					
2.1. over 150%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2. between 100% and 150%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.3. between 50% and 100%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.4. under 50%	1,051	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

B. DISTRIBUTION AND CONCENTRATION OF LOANS

B.1 Breakdown of balance-sheet and off-balance-sheet exposures to customers by main business sector

	GOVERNMENTS AND CENTRAL BANKS				OTHER PUBLIC ENTITIES			
EXPOSURES / COUNTERPARTIES	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance Sheet exposures								
A.1 Non-performing loans	-	-	-	-	-	-	-	-
A.2 Doubtful loans	-	-	-	-	-	-	-	-
A.3 Restructured exposures	-	-	-	-	-	-	-	-
A.4 Past-due loans	-	-	-	-	-	-	-	-
A.5 Other exposures	4,442,903	xxx	-	4,442,903	7,240	xxx	(98)	7,142
Total A	**4,442,903**	**-**		**4,442,903**	**7,240**	**-**	**(98)**	**7,142**
B. Off-balance sheet exposures								
B.1 Non-performing loans	-	-	-	-	-	-	-	-
B.2 Doubtful loans	-	-	-	-	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-
B.4 Other exposures	-	xxx	-	-	3,943	xxx	-	3,943
Total B	**-**	**-**	**-**	**-**	**3,943**	**-**	**-**	**3,943**
Total as at 31.12.2006	**4,442,903**	**-**	**-**	**4,442,903**	**11,183**	**-**	**(98)**	**11,085**

B.1 Breakdown of balance-sheet and off-balance-sheet exposures to customers by main business sector continued

	INSURANCE COMPANIES				NON FINANCIAL COMPANIES			
EXPOSURES / COUNTERPARTIES	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance Sheet exposures								
A.1 Non-performing loans	-	-	-	-	32,288	(31,321)	-	967
A.2 Doubtful loans	-	-	-	-	237	(153)	-	84
A.3 Restructured exposures	-	-	-	-	-	-	-	-
A.4 Past-due loans	-	-	-	-	-	-	-	-
A.5 Other exposures	49,367	xxx	-	49,367	1,705,632	xxx	(8,592)	1,697,040
Total A	**49,367**	**-**	**-**	**49,367**	**1,738,157**	**(31,474)**	**(8,592)**	**1,698,091**
B. Off-balance sheet exposures								
B.1 Non-performing loans	-	-	-	-	1,026	(1,026)	-	-
B.2 Doubtful loans	-	-	-	-	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-
B.4 Other exposures	1,187	xxx	-	1,187	1,835,627	xxx	-	1,835,627
Total B	**1,187**	**-**	**-**	**1,187**	**1,836,653**	**(1,026)**	**-**	**1,835,627**
Total as at 31.12.2006	**50,554**	**-**	**-**	**50,554**	**3,574,810**	**(32,500)**	**(8,592)**	**3,533,718**

FINANCIAL COMPANIES			
GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
413	(413)	-	-
-	-	-	-
-	-	-	-
-	-	-	-
10,738,335	XXX	(18,534)	10,719,801
10,738,748	**(413)**	**(18,534)**	**10,719,801**
-		-	-
-	-	-	-
-	-	-	-
3,969,346	XXX	-	3,969,346
3,969,346	-	-	**3,969,346**
14,708,094	**(413)**	**(18,534)**	**14,689,147**

OTHER ENTITIES			
GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
-	-	-	-
-	-	-	-
-	-	-	-
-	-	-	-
148,264	XXX	(28)	148,236
148,264	-	**(28)**	**148,236**
-	-	-	-
-	-	-	-
-	-	-	-
396,415	XXX	-	396,415
396,415	-	-	**396,415**
544,679	-	**(28)**	**544,651**

B.2 Breakdown of loans to resident non-financial companies

	31.12.2006
a) Other services to be sold	958,139
b) Other industrial products	1,578
c) Office furniture, EDP, equipment, precision, optical and similar instruments	156

B.3 Breakdown of balance-sheet and off-balance-sheet exposures to customers by area

EXPOSURES / GEOGRAPHICAL AREAS	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance Sheet exposure										
A.1 Non-performing loans	-	-	-	-	27,162	-	4,151	415	1,388	552
A.2 Doubtful loans	-	-	-	-	-	-	-	-	237	84
A.3 Restructured exposures	-	-	-	-	-	-	-	-	-	-
A.4 Past-due loans	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	15,800,608	15,788,913	517,909	512,661	713,311	704,025	59,314	58,301	598	588
Total A	**15,800,608**	**15,788,913**	**517,909**	**512,661**	**740,473**	**704,025**	**63,465**	**58,716**	**2,223**	**1,224**
B. Off-balance sheet exposure										
B.1 Non-performing loans	-	-	-	-	1,026	-	-	-	-	-
B.2 Doubtful loans	-	-	-	-	-	-	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other exposures	1,407,583	1,407,583	1,692,966	1,692,966	2,992,158	2,992,158	110,350	110,350	3,461	3,461
Total B	**1,407,583**	**1,407,583**	**1,692,966**	**1,692,966**	**2,993,184**	**2,992,158**	**110,350**	**110,350**	**3,461**	**3,461**
Total as at 31.12.2006	**17,208,191**	**17,196,496**	**2,210,875**	**2,205,627**	**3,733,657**	**3,696,183**	**173,815**	**169,066**	**5,684**	**4,685**

B.4 Breakdown of balance-sheet and off-balance-sheet exposures to banks by area

EXPOSURES / GEOGRAPHICAL AREAS	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. Balance Sheet exposure										
A.1 Non-performing loans	-	-	-	-	28	-	-	-	-	-
A.2 Doubtful loans	-	-	190	42	-	-	-	-	-	-
A.3 Restructured exposures	-	-	-	-	-	-	-	-	-	-
A.4 Past-due loans	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	94,234,341	94,234,341	18,978,136	18,978,073	955,793	955,793	323,700	323,700	138,888	138,888
Total A	94,234,341	94,234,341	18,978,326	18,978,115	955,821	955,793	323,700	323,700	138,888	138,888
B. Off-balance sheet exposure										
B.1 Non-performing loans	-	-	-	-	-	-	-	-	-	-
B.2 Doubtful loans	-	-	-	-	-	-	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other exposures	18,447,637	18,447,637	20,785,906	20,785,682	901,844	901,431	344,241	343,505	94,696	94,328
Total B	18,447,637	18,447,637	20,785,906	20,785,682	901,844	901,431	344,241	343,505	94,696	94,328
Total as at 31.12.2006	112,681,978	112,681,978	39,764,232	39,763,797	1,857,665	1,857,224	667,941	667,205	233,584	233,216

C. SECURISATION AND SALE TRANSACTIONS

C. 1 SECURISATION TRANSACTIONS

UniCredit does not hold or trade in securitisations of its own or of others. It does however hold securities arising out of the Fonspa securitisation and certain securities arising out of others securitisations, which are among the assets in which some of our internal pension funds have invested.

C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets

QUALITY OF UNDERLYING ASSETS / EXPOSURES	BALANCE-SHEET EXPOSURE						GUARANTEES GIVEN						CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
a) Impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B. With third-party underlying assets:	121,518	121,525	-	-	3,406	3,406	-	-	-	-	-	-	-	-	-	-	-	-
a) Impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) Other	121,518	121,525	-	-	3,406	3,406	-	-	-	-	-	-	-	-	-	-	-	

Notes to the Accounts

Part E) Risks and Hedging Policies

C.1.3 Exposure resulting from the main third-party securitization transactions broken down by type of securities asset and by type of exposure *

TYPE OF SECURITISED ASSETS / EXPOSURE	BALANCE-SHEET EXPOSURE						GUARANTEES GIVEN						CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR		SENIOR		MEZZANINE		JUNIOR	
	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS	CARRYING VALUE	WRITEDOWNS / WRITE-BACKS
A.1 AUGUSTO CL. A1 - 2 em. (*) - Public works and mortgage loans	8,709	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 AUGUSTO CL. A2 - 1 em. (*) - Public works and mortgage loans	22,039	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.3 DIOCLEZIANO CL. A2 (*) - Public works and mortgage loans	88,950	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.4 COLOMBO (Subordinated Deposit) (*) - Public works and mortgage loans	-	-	-	-	3,406	-	-	-	-	-	-	-	-	-	-	-	-	-
A.5 ASSET BACKED EST - Leasing cars loans	250	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.6 CARS ALLIANCE FUND (A1) - Leasing cars loans	325	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.7 SCIC (A4) - Public Agency loans (INPDAP)	602	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.8 SCIP 2 (A5) - Public Agency loans (Real Estate)	308	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.9 SIENA MORTGAGE - Mortgage loans	342	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	121,525	7	-	-	3,406	-	-	-	-	-	-	-	-	-	-	-	-	-

(*) Securitizations ex Fonspa

C.1.4 Exposure resulting from securitisation transactions broken down by portfolio and type

EXPOSURE / PORTFOLIO	31.12.2006						31.12.2005
	TRADING	DESIGNATED AT FAIR VALUE	AVAILABLE FOR SALE	HELD-TO-MATURITY	LOANS	TOTAL	TOTAL
1. Balance-sheet exposures	-	-	1,827	-	123,104	124,931	124,924
- "Senior"	-	-	1,827	-	119,698	121,525	121,518
- "Mezzanine"	-	-	-	-	-	-	-
- "Junior"	-	-	-	-	3,406	3,406	3,406
2. Off-balance-sheet exposures	-	-	-	-	-	-	-
- "Senior"	-	-	-	-	-	-	-
- "Mezzanine"	-	-	-	-	-	-	-
- "Junior"	-	-	-	-	-	-	-

C.1.6 Stakes in special purpose vehicles

NAME	HEADQUARTERS	STAKE %
Augusto S.r.l.	Milano - via Pontaccio, 10	5%
Colombo S.r.l.	Milano - via Pontaccio, 10	5%
Diocleziano S.r.l.	Milano - via Pontaccio, 10	5%

C. 2 Sales transaction

C.2.1 Financial assets sold and not derecognised

TYPE / PORTFOLIO	FINANCIAL ASSETS HELD FOR TRADING			FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS			AVAILABLE FOR SALE FINANCIAL ASSETS			HELD TO MATURITY INVESTMENTS			LOANS AND RECEIVABLE WITH BANKS			LOANS AND RECEIVABLES WITH CUSTOMERS			TOTAL
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	31.12.2006
A. Balance-sheet assets	2,388,748	-	-	-	-	-	1,418,369	-	-	-	-	-	-	-	-	-	-	-	3,807,117
1. Debt securities	2,388,748	-	-	-	-	-	1,418,369	-	-	-	-	-	-	-	-	-	-	-	3,807,117
2. Equity instruments	-	-	-	-	-	-	-	-	-	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	-
3. Investment fund units	-	-	-	-	-	-	-	-	-	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	xxx	-
4. Loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivatives	-	-	-	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	XXX	-
Total as at 31.12.2006	2,388,748	-	-	-	-	-	1,418,369	-	-	-	-	-	-	-	-	-	-	-	3,807,117

A = financial assets sold and fully recognised (carrying amount)
B = financial assets sold and partially recognised (carrying amount)
C = financial assets sold and partially recognised (full amount)

C.2.2 Financial liabilities relating to financial assets sold and not derecognised

LIABILITIES / PORTFOLIO OF ASSETS	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	AVAILABLE FOR SALE FINANCIAL ASSETS	HELD TO MATURITY INVESTMENTS	LOANS AND RECEIVABLES WITH BANKS	LOANS AND RECEIVABLES WITH CUSTOMERS	TOTAL
1. Deposits from customers	**-**	**-**	**80,158**	**-**	**-**	**-**	**80,158**
a) relating to fully recognised assets	-	-	80,158	-	-	-	80,158
b) relating to partially recognised assets	-	-	-	-	-	-	-
2. Deposits from banks	**2,388,083**	**-**	**324,938**	**-**	**-**	**-**	**2,713,021**
a) relating to fully recognised assets	2,388,083	-	324,938	-	-	-	2,713,021
b) relating to partially recognised assets	-	-	-	-	-	-	-
Total as at 31.12.2006	**2,388,083**	**-**	**405,096**	**-**	**-**	**-**	**2,793,179**

Section 2 - Market risks

Please see Part E of these Notes for information on interest-rate and price sensitivity analysis.

2. 2 Interest rate risk - banking portfolio

QUANTITATIVE INFORMATION

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities
Denomination currency: EUR

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	196,756	22,697,661	6,093,087	733,191	342,604	1,098	814,729	-
1.2 Loans to banks	32,502,702	28,621,404	3,956,064	1,204,655	28,173	820	-	4,639,795
1.3 Loans to customers								
- current accounts	15,458	-	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	27	8,999,572	391,093	209,295	1,149,271	24,049	2,462	859
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	259,974	493,468	4,005	22,592	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	1,149,280	8,153	-	-	770,530	263,288	-
2.2 Deposits from banks								
- current accounts	886,591	-	-	-	-	-	-	-
- other loans	9,088,668	20,447,498	5,485,271	590,908	10,166	-	-	-
2.3 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	12,500	18,632,233	1,790,893	1,769,082	6,240,903	4,318,096	1,063,235	-
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	-	-	-	-	-

1. Banking portfolio distribution by maturity (repricing date) of financial assets and liabilities Denomination currency EUR continued

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
3. Financial derivatives								
3.1 With underlying securit es								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3.2 Without underlying security								
- Options								
+ Long positions	-	-	-	-	7,527	6,410	1,479	-
+ Short positions	-	-	-	-	7,527	6,410	1,479	-
- Other								
+ Long positions	-	7,372,051	2,293,120	1,459,725	9,720,097	5,952,518	1,296,387	-
+ Short positions	477,414	49,099,279	12,666,704	6,352,013	10,977,458	1,458,544	642,095	-

Notes to the Accounts

Part E) Risks and Hedging Policies

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities
Denomination currency: USD

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	9,233	36,009	-	14,356	231,471	-	-
1.2 Loans to banks	1,662,207	1,051,124	521,583	360,279	44,497	-	-	-
1.3 Loans to customers								
- current accounts	22,169	15,531	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	155,061	195,751	14,600	165,031	169,818	1,617	108
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	60,494	304,771	261,914	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	12,147	741,338	15,041	2,081	2,325	-	-	-
2.2 Deposits from banks								
- current accounts	282,914	-	-	-	-	-	-	-
- other loans	2,402,749	12,522,425	1,512,224	631,989	2,072	460,310	-	-
2.3 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	12,320,715	4,882,023	5,752,224	2,828,399	39,094		
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	116	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 With underlying securities								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3.2 Without underlying security								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	27,709,571	8,565,236	5,184,946	5,753,186	493,546	-	-
+ Short positions	26,260	4,525,691	1,565,898	1,751,925	594,450	-	-	-

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities
Denomination currency: Other currencies

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	76,461	-	-	-	-	-	-
1.2 Loans to banks	272,738	682,307	131,278	21,429	3,562	-	-	-
1.3 Loans to customers								
- current accounts	1,447	813	882	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	81,234	458	-	23,158	15,290	-	-
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	12,244	145,680	-	4,695	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	32	462,698	176,254	131,203	10,737	446,689	-	-
2.2 Deposits from banks								
- current accounts	76,176	-	-	-	-	-	-	-
- other loans	395,572	1,617,048	563,901	277,970	-	-	-	-
2.3 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	4,676,475	765,886	1,252,755	810,771	699,511	54,773	-
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	6	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 With underlying securities								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3.2 Without underlying security								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other								
+ Long positions	-	7,506,955	2,009,696	3,721,095	3,198,799	1,365,829	53,642	-
+ Short positions	19,739	4,227,250	646,123	1,843,907	385,203	248,927	-	-

2.4 Price risk - banking portfolio

QUANTITATIVE INFORMATION

1. Banking portfolio: exposures in equity instruments and investment fund units

	CARRYING AMOUNT	
TYPES OF EXPOSURE / VALUES	LISTED	UNLISTED
A. Equity instruments	**25,451,974**	**13,826,317**
A.1 Shares	25,451,974	13,826,317
A.2 Innovative capital instruments	-	-
A.3 Other equity instruments	-	-
B. Investment fund units	**9,706**	**1,889**
B.1 Under Italian law	-	355
- harmonised open-ended	-	-
- non-harmonised open-ended	-	-
- closed-ended	-	-
- reserved	-	355
- speculative	-	-
B.2 Other EU countries	9,024	297
- harmonised	8,225	-
- non-harmonised open-ended	799	-
- non-harmonised closed-ended	-	297
B.3 Non-EU countries	682	1,237
- open-ended	682	1,237
- closed-ended	-	-
Total	**25,461,680**	**13,828,206**

2. 5 Exchange rate risk

QUANTITATIVE INFORMATION

1. Distribution of assets, liabilities and derivatives by currency

	CURRENCIES					
ITEMS	US DOLLAR	GB POUND	YEN	HONG KONG DOLLAR	SWISS FRANC	OTHER CURRENCIES
A. Financial assets						
A.1 Debt securities	1,005,530	-	-	44,907	-	30,851
A.2 Equity securities	1,237	-	-	-	4,859	-
A.3 Loans to banks	3,608,830	101,562	188,016	40,048	476,240	303,234
A.4 Loans to customers	744,315	53,615	9,184	9,171	1,015	51,941
A.5 Other financial assets	20	-	-	-	-	-
B. Other assets	**82,499**	**130,777**	**1,644**	**67**	**6,813**	**4,817**
C. Financial liabilities						
C.1 Deposits from banks	17,666,695	941,226	250,045	788,934	191,483	735,050
C.2 Deposits from customers	1,393,326	1,259,788	5,582	56,808	2,809	55,326
C.3 Debt securities in issue	25,520,728	7,812,213	124,259	-	23,648	151,954
D. Other liabilities	**234,136**	**116,453**	**1,376**	**694**	**49**	**3,111**
E. Financial derivatives						
- Options						
+ Long positions	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-
- Other derivatives						
+ Long positions	45,510,711	12,842,320	518,146	771,524	592,188	704,615
+ Short positions	5,685,783	2,825,518	335,160	5,959	857,680	120,801
Total assets	**50,953,142**	**13,128,274**	**716,990**	**865,717**	**1,081,115**	**1,095,458**
Total liabilities	**50,500,668**	**12,955,198**	**716,422**	**852,395**	**1,075,669**	**1,066,242**
Difference (+/-)	**452,474**	**173,076**	**568**	**13,322**	**5,446**	**29,216**

2. 6 Derivative financial instruments

A. FINANCIAL DERIVATIVES

A.1 Regulatory trading portfolio: end-of-period notional amounts

TRANSACTION TYPES/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS		EQUITY SECURITIES AND SHARE INDICES	
	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreements	-	4,175,332	-	-
2. Interest rate swaps	-	42,380,093	-	-
3. Domestic currency swaps	-	-	-	-
4. Currency interest rate swap	-	-	-	-
5. Basis swap	-	13,641,231	-	-
6. Stock index swaps	-	-	-	-
7. Commodity index swaps	-	-	-	-
8. Futures	-	-	-	-
9. Cap options	-	491,490	-	-
- Purchased	-	245,745	-	-
- Issued	-	245,745	-	-
10. Floor options	-	-	-	-
- Purchased	-	-	-	-
- Issued	-	-	-	-
11. Other options	-	653,400	-	17,881,103
- Purchased	-	326,700	-	8,982,298
- Plain vanilla	-	326,700	-	8,982,298
- Exotic	-	-	-	-
- Issued	-	326,700	-	8,898,805
- Plain vanilla	-	326,700	-	8,898,805
- Exotic	-	-	-	-
12. Forwards	-	-	-	-
- Purchased	-	-	-	-
- Sold	-	-	-	-
- Currencies/Currencies	-	-	-	-
13. Other derivative contracts	-	-	-	-
Total	**-**	**61,341,546**	**-**	**17,881,103**

EXCHANGE RATES AND GOLD		OTHER UNDERLYING ASSETS		TOTAL AS AT 31.12.2006		TOTAL AS AT 31.12.2005	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	-	-	-	-	4,175,332	-	-
-	-	-	-	-	42,380,093	-	18,776,114
-	-	-	-	-	-	-	-
-	27,284	-	-	-	27,284	-	-
-	-	-	-	-	13,641,231	-	4,702,260
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	1,622,900	-
-	-	-	-	-	491,490	-	544,102
-	-	-	-	-	245,745	-	236,770
-	-	-	-	-	245,745	-	307,332
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	591,800	-	40,294	-	19,166,597	-	4,883,843
-	295,900	-	20,147	-	9,625,045	-	2,429,070
-	295,900	-	20,147	-	9,625,045	-	2,429,070
-	-	-	-	-	-	-	-
-	295,900	-	20,147	-	9,541,552	-	2,454,773
-	295,900	-	20,147	-	9,541,552	-	2,454,773
-	-	-	-	-	-	-	-
-	44,546,494	-	-	-	44,546,494	-	1,849,277
-	253,369	-	-	-	253,369	-	924,703
-	181,745	-	-	-	181,745	-	924,574
-	44,111,380	-	-	-	44,111,380	-	-
-	78,095	-	-	-	78,095	-	-
-	**45,243,673**	**-**	**40,294**	**-**	**124,506,616**	**1,622,900**	**30,755,596**

A.2 Banking book: end-of-period notional amounts:

A.2.1 Hedging derivatives

TRANSACTION TYPES/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS		EQUITY SECURITIES AND SHARE INDICES	
	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreements	-	-	-	-
2. Interest rate swaps	-	20,747,323	-	-
3. Domestic currency swaps	-	-	-	-
4. Currency interest rate swap	-	-	-	-
5. Basis swap	-	2,056,697	-	-
6. Stock index swaps	-	-	-	-
7. Commodity index swaps	-	-	-	-
8. Futures	-	-	-	-
9. Cap options	-	-	-	-
- Purchased	-	-	-	-
- Issued	-	-	-	-
10. Floor options	-	-	-	-
- Purchased	-	-	-	-
- Issued	-	-	-	-
11. Other options	-	441,000	-	268,319
- Purchased	-	-	-	268,319
- Plain vanilla	-	-	-	268,319
- Exotic	-	-	-	-
- Issued	-	441,000	-	-
- Plain vanilla	-	441,000	-	-
- Exotic	-	-	-	-
12. Forwards	-	-	-	-
- Purchased	-	-	-	-
- Sold	-	-	-	-
- Currencies/Currencies	-	-	-	-
13. Other derivative contracts	-	-	-	-
Total	**-**	**23,245,020**	**-**	**268,319**

EXCHANGE RATES AND GOLD		OTHER UNDERLYING ASSETS		TOTAL AS AT 31.12.2006		TOTAL AS AT 31.12.2005	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	-	-	-	-	-	-	-
-	-	-	-	-	20,747,323	-	15,249,352
-	-	-	-	-	-	-	-
-	2,848,953	-	-	-	2,848,953	-	1,235,379
-	-	-	-	-	2,056,697	-	1,448,182
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	709,319	-	1,240,897
-	-	-	-	-	268,319	-	855,587
-	-	-	-	-	268,319	-	855,587
-	-	-	-	-	-	-	-
-	-	-	-	-	441,000	-	385,310
-	-	-	-	-	441,000	-	385,310
-	-	-	-	-	-	-	-
-	34,571,485	-	-	-	34,571,485	-	-
-	25,038,182	-	-	-	25,038,182	-	-
-	-	-	-	-	-	-	-
-	9,533,303	-	-	-	9,533,303	-	-
-	-	-	-	-	-	-	-
-	**37,420,438**	**-**	**-**	**-**	**60,933,777**	**-**	**19,173,810**

A.2 Banking book: end-of-period notional amounts:
A.2.2 Other derivatives

TRANSACTION TYPES/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS		EQUITY SECURITIES AND SHARE INDICES	
	LISTED	UNLISTED	LISTED	UNLISTED
1. Forward rate agreements	-	-	-	-
2. Interest rate swaps	-	-	-	-
3. Domestic currency swaps	-	-	-	-
4. Currency interest rate swap	-	-	-	-
5. Basis swap	-	-	-	-
6. Stock index swaps	-	-	-	-
7. Commodity index swaps	-	-	-	-
8. Futures	-	-	-	-
9. Cap options	-	-	-	-
- Purchased	-	-	-	-
- Issued	-	-	-	-
10. Floor options	-	-	-	-
- Purchased	-	-	-	-
- Issued	-	-	-	-
11. Other options	-	-	-	3,757,815
- Purchased	-	-	-	1,879,730
- Plain vanilla	-	-	-	1,879,730
- Exotic	-	-	-	-
- Issued	-	-	-	1,878,085
- Plain vanilla	-	-	-	1,878,085
- Exotic	-	-	-	-
12. Forwards	-	-	-	-
- Purchased	-	-	-	-
- Sold	-	-	-	-
- Currencies/Currencies	-	-	-	-
13. Other derivative contracts	-	-	-	-
Total	-	-	-	**3,757,815**

EXCHANGE RATES AND GOLD		OTHER UNDERLYING ASSETS		TOTAL AS AT 31.12.2006		TOTAL AS AT 31.12.2005	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	-	-	-	-	-	-	5,595,000
-	-	-	-	-	-	-	28,960,147
-	-	-	-	-	-	-	41,373
-	9,806,752	-	-	-	9,806,752	-	7,760,613
-	-	-	-	-	-	-	104,816
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	3,757,815	-	5,185,464
-	-	-	-	-	1,879,730	-	1,963,465
-	-	-	-	-	1,879,730	-	1,963,465
-	-	-	-	-	-	-	-
-	-	-	-	-	1,878,085	-	3,221,999
-	-	-	-	-	1,878,085	-	3,221,999
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	37,322,548
-	-	-	-	-	-	-	32,905,552
-	-	-	-	-	-	-	2,724,468
-	-	-	-	-	-	-	1,692,528
-	-	-	-	-	-	-	-
-	**9,806,752**	**-**	**-**	**-**	**13,564,567**	**-**	**84,969,961**

A.3 Financial derivatives: purchases and sales of underlying assets

TRANSACTION TYPES/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS		EQUITY SECURITIES AND SHARE INDICES	
	LISTED	UNLISTED	LISTED	UNLISTED
A. Regulatory trading book:	**-**	**47,700,315**	**-**	**17,881,103**
1. With underlying asset exchange	-	-	-	-
- Purchases	-	-	-	-
- Sales	-	-	-	-
- Foreign currencies/Foreign currencies	-	-	-	-
2. With no underlying asset exchange	-	47,700,315	-	17,881,103
- Purchases	-	25,498,222	-	8,982,298
- Sales	-	22,202,093	-	8,898,805
- Foreign currencies/Foreign currencies	-	-	-	-
B. Banking book:	**-**	**21,188,323**	**-**	**4,026,134**
B1. Hedging	-	21,188,323	-	268,319
1. With underlying asset exchange	-	-	-	268,319
- Purchases	-	-	-	-
- Sales	-	-	-	268,319
- Foreign currencies/Foreign currencies	-	-	-	-
2. With no underlying asset exchange	-	21,188,323	-	-
- Purchases	-	17,780,903	-	-
- Sales	-	3,407,420	-	-
- Foreign currencies/Foreign currencies	-	-	-	-
B2. Other derivatives	-	-	-	3,757,815
1. With underlying asset exchange	-	-	-	-
- Purchases	-	-	-	-
- Sales	-	-	-	-
- Foreign currencies/Foreign currencies	-	-	-	-
2. With no underlying asset exchange	-	-	-	3,757,815
- Purchases	-	-	-	1,879,730
- Sales	-	-	-	1,878,085
- Foreign currencies/Foreign currencies	-	-	-	-

EXCHANGE RATES AND GOLD		OTHER UNDELYING ASSETS		TOTAL AS AT 31.12.2006		TOTAL AS AT 31.12.2005	
LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED	LISTED	UNLISTED
-	**45,243,673**	-	**40,294**	-	**110,865,385**	**1,622,900**	**26,053,280**
-	44,651,873	-	-	-	44,651,873	-	1,849,241
-	331,463	-	-	-	331,463	-	924,703
-	185,541	-	-	-	185,541	-	924,538
-	44,134,869	-	-	-	44,134,869	-	-
-	591,800	-	40,294	-	66,213,512	1,622,900	24,204,039
-	295,900	-	20,147	-	34,796,567	1,575,000	12,077,735
-	295,900	-	20,147	-	31,416,945	47,900	12,126,304
-	-	-	-	-	-	-	-
-	**47,227,190**	-	-	-	**72,441,647**	-	**102,590,776**
-	37,420,438	-	-	-	58,877,080	-	17,725,629
-	37,420,438	-	-	-	37,688,757	-	2,104,678
-	27,230,745	-	-	-	27,230,745	-	1,235,379
-	656,390	-	-	-	924,709	-	869,299
-	9,533,303	-	-	-	9,533,303	-	-
-	-	-	-	-	21,188,323	-	15,620,951
-	-	-	-	-	17,780,903	-	13,684,386
-	-	-	-	-	3,407,420	-	1,936,565
-	-	-	-	-	-	-	-
-	9,806,752	-	-	-	13,564,567	-	84,865,147
-	9,806 752	-	-	-	9,806,752	-	45,124,533
-	9,806 752	-	-	-	9,806,752	-	40,244,518
-	-	-	-	-	-	-	3,187,487
-	-	-	-	-	-	-	1,692,528
-	-	-	-	-	3,757,815	-	39,740,614
-	-	-	-	-	1,879,730	-	23,504,840
-	-	-	-	-	1,878,085	-	16,235,774
-	-	-	-	-	-	-	-

A.4 Over-the-counter financial derivatives: positive fair value - counterparty risk

COUNTERPARTY/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS			EQUITY SECURITIES AND SHARE INDICES		
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	FUTURE EXPOSURE	GROSS AMOUNT SETTLED	FUTURE EXPOSURE
A. Regulatory trading book:						
A.1 Governments and central banks	-	-	-	-	-	-
A.2 Public bodies	-	-	-	-	-	-
A.3 Banks	603,716	-	96,873	187,654	-	550,539
A.4 Financial companies	77,038	-	24,167	261	-	51
A.5 Insurance companies	-	-	-	644	-	157
A.6 Non-financial enterprises	3,651	-	946	-	-	-
A.7 Other entities	-	-	-	-	-	-
Total as at 31.12.2006	**684,405**	**-**	**121,986**	**188,559**	**-**	**550,747**
Total as at 31.12.2005	**438,792**	**-**	**105,963**	**175,371**	**-**	**143,745**
B. Banking Book:						
B.1 Governments and central banks	-	-	-	-	-	-
B.2 Public bodies	-	-	-	-	-	-
B.3 Banks	347,128	-	74,533	314,186	-	149,320
B.4 Financial companies	18,712	-	1,250	-	-	-
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	-	-	-	139,909	-	8,050
B.7 Other entities	-	-	-	1,109	-	1,440
Total as at 31.12.2006	**365,840**	**-**	**75,783**	**455,204**	**-**	**158,810**
Total as at 31.12.2005	**735,059**	**-**	**104,341**	**793,763**	**-**	**243,554**

EXCHANGE RATES AND GOLD			OTHER UNDELYING ASSETS			OFFSETTING AGREEMENT EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	OFFSET	FUTURE EXPOSURE
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
150,633	-	758	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
175	-	-	-	-	-	-	-
106	-	-	359	-	-	-	-
150,914	-	**758**	**359**	-	-	-	-
19,493	-	**18,916**	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
138,480	-	102,524	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
43,474	-	-	-	-	-	-	-
181,954	-	**102,524**	-	-	-	-	-
1,033,562	-	**320,196**	-	-	**191,488**	-	-

A.5 Over-the-counter financial derivatives: negative fair value - financial risk

COUNTERPARTY/UNDERLYING ASSETS	BONDS AND INTEREST RATE INSTRUMENTS			EQUITY SECURITIES AND SHARE INDICES		
	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	FUTURE EXPOSURE	GROSS AMOUNT SETTLED	FUTURE EXPOSURE
A. Regulatory trading book:						
A.1 Governments and central banks	-	-	-	-	-	-
A.2 Public bodies	-	-	-	-	-	-
A.3 Banks	559,126	-	105,669	96,655	-	35,302
A.4 Financial companies	76,070	-	81,870	6,007	-	8,716
A.5 Insurance companies	1,052	-	88	35,004	-	13,155
A.6 Non-financial enterprises	28,597	-	3,000	1,191	-	7,708
A.7 Other entities	-	-	-	49,696	-	492,554
Total as at 31.12.2006	**664,845**	**-**	**190,627**	**188,553**	**-**	**557,435**
Total as at 31.12.2005	**446,978**	**-**	**99,363**	**175,371**	**-**	**-**
B. Banking Book:						
B.1 Governments and central banks	-	-	-	-	-	-
B.2 Public bodies	-	-	-	-	-	-
B.3 Banks	719,973	-	123,466	1,570	-	22,717
B.4 Financial companies	1,308	-	129	-	-	3,220
B.5 Insurance companies	-	-	-	-	-	-
B.6 Non-financial enterprises	-	-	-	-	-	4,830
B.7 Other entities	-	-	-	313,725	-	169,638
Total as at 31.12.2006	**721,281**	**-**	**123,595**	**315,295**	**-**	**200,405**
Total as at 31.12.2005	**536,479**	**-**	**100,277**	**391,620**	**-**	**-**

EXCHANGE RATES AND GOLD			OTHER UNDELYING ASSETS			OFFSETTING AGREEMENT EFFECTS	
GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	GROSS AMOUNT NOT SETTLED	GROSS AMOUNT SETTLED	FUTURE EXPOSURE	OFFSET	FUTURE EXPOSURE
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
338,791	-	455	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
469	-	-	-	-	-	-	-
1,543	-	-	359	-	-	-	-
340,803	**-**	**455**	**359**	**-**	**-**	**-**	**-**
19,483	**-**	**-**	**-**	**-**	**-**	**-**	**-**
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
551,432	-	477,149	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
38,715	-	-	-	-	-	-	-
295,780	-	-	-	-	-	-	-
885,927	**-**	**477,149**	**-**	**-**	**-**	**-**	**-**
275,507	**-**	**171,853**	**-**	**-**	**-**	**-**	**-**

A.6 Over-the-counter financial derivatives - Residual life: notional amounts

UNDERLYING ASSETS/RESIDUAL LIFE	UP TO 1 YEAR	FROM 1 TO 5 YEAR	OVER 5 YEAR	TOTAL
A. Regulatory trading book	**90,742,016**	**18,564,294**	**15,200,306**	**124,506,616**
A.1 Financial derivative contracts on debt securities and interest rates	28,986,285	17,191,535	15,163,726	61,341,546
A.2 Financial derivative contracts on equity securities and share indices	16,495,251	1,349,272	36,580	17,881,103
A.3 Financial derivative contracts on exchange rates and gold	45,220,186	23,487	-	45,243,673
A.4 Financial derivative contracts on other underlying assets	40,294	-	-	40,294
B. Banking book	**40,537,522**	**20,157,178**	**13,803,644**	**74,498,344**
B.1 Financial derivative contracts on debt securities and interest rates	3,298,194	9,982,427	9,964,399	23,245,020
B.2 Financial derivative contracts on equity securities and share indices	268,319	1,633,310	2,124,505	4,026,134
B.3 Financial derivative contracts on exchange rates and gold	36,971,009	8,541,441	1,714,740	47,227,190
B.4 Financial derivative contracts on other underlying assets	-	-	-	-
Total as at 31.12.2006	**131,279,538**	**38,721,472**	**29,003,950**	**199,004,960**

B. Credit derivatives

B1. Credit derivatives: end-of-period notional amounts

TRANSACTION CATEGORIES	REGULATORY TRADING BOOK		OTHER TRANSACTIONS	
	WITH SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)	WITH SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)
1. Purchases of protection				
1.1 With underlying asset exchange	-	-	-	-
1.2 With no underlying asset exchange	-	-	1,454	-
Credit default swap	-	-	*1 454*	-
Total as at 31.12.2006	**-**	**-**	**1,454**	**-**
Total as at 31.12.2005	**-**	**-**	**17,449**	**-**
2. Sales of protection				
2.1 With underlying asset exchange	-	-	-	-
2.2 With no underlying asset exchange	-	-	-	-
Total as at 31.12.2006	**-**	**-**	**-**	**-**
Total as at 31.12.2005	**-**	**-**	**1,343**	**-**

B2. Credit derivatives: positive fair value - counterparty risk

TYPE OF TRANSACTIONS/AMOUNTS	NOTIONAL AMOUNT	POSITIVE FAIR VALUE	FUTURE EXPOSURE
A. Regulatory trading book	-	-	-
A.1 Purchases of protection - counterparty:	-	-	-
1. Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	-	-	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
A.2 Sales of protection - counterparty:	-	-	-
1. Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	-	-	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
B. Banking Book	1,454	43	22
B.1 Purchases of protection - counterparty:	-	-	-
1. Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	-	-	-
4. Financial companies	-	-	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
B.2 Sales of protection - counterparty:	1,454	43	22
1. Governments and central banks	-	-	-
2. Public bodies	-	-	-
3. Banks	1,454	43	22
4. Financial companies	-	-	-
5. Insurance companies	-	-	-
6. Non-financial enterprises	-	-	-
7. Other entities	-	-	-
Total as at 31.12.2006	1,454	43	22
Total as at 31.12.2005	1,343	55	134

B.4 Credit derivatives - Residual life: notional amounts

UNDERLYING ASSETS/RESIDUAL LIFE	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	-	-	-	-
A.1 Credit derivatives with qualified reference obligation	-	-	-	-
A.2 Credit derivatives with non-qualified reference obligation	-	-	-	-
B. Banking Book	-	-	**1,454**	**1,454**
B.1 Credit derivatives with qualified reference obligation	-	-	1,454	1,454
B.2 Credit derivatives with non-qualified reference obligation	-	-	-	-
Total as at 31.12.2006	-	-	**1,454**	**1,454**

Section 3 - Liquidity risk

QUANTITATIVE INFORMATION

1. Breakdown of financial assets and liabilities by residual contractual maturity
Denomination currency: EUR

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets									
A.1 Government securities	196,668	-	545	-	1,794	444	2,625,637	87,970	1,528,689
A.2 Listed debt securities	3	-	-	-	28	193	21	3,934	607
A.3 Other debt securities	84	-	-	-	941,669	1,013,680	167,415	12,444,110	14,491,275
A.4 Units in investment funds	292,064	-	-	-	-	-	-	-	-
A.5 Loans									
- Banks	37,948,136	6,002,381	2,166,921	8,474,762	13,799,902	8,439,689	1,195,962	87,585	7,345
- Customers	62,481	600,000	-	2,713,672	4,195,428	307,132	202,923	1,489,747	1,220,703
Balance-sheet liabilities									
B.1 Deposits									
- Banks	11,590,598	5,455,466	999,572	3,487,829	14,205,711	5,414,376	586,370	-	-
- Customers	320,453	653,162	450,077	183,907	295,282	12,148	22,443	-	1,033,818
B.2 Debt securities in issue	20,793	22,087	148,961	230,987	1,378,748	136,052	3,215,137	14,519,427	14,154,750
B.3 Other liabilities	5,009	-	-	-	11,500	10,588	23,588	567,570	557,677
"Off balance sheet" transactions									
C.1 Financial derivatives with exchange of principal									
- Long positions	451,438	1,045,166	1,689,717	3,023,740	6,610,404	4,830,234	2,178,172	725,233	280,144
- Short positions	451,438	1,045,166	1,689,717	3,023,740	6,610,404	4,830,234	2,178,172	725,233	280,144
C.2 Deposits and borrowings to be received									
- Long positions	521,378	505,538	-	-	-	-	-	-	-
- Short positions	-	789,571	956	6,699	139,577	89,893	100	120	-
C.3 Irrevocable commitments to disburse funds									
- Long positions	1,042,343	1,308,700	-	149,576	52,109	62,092	189,735	491,369	968,999
- Short positions	2,895,236	1,308,700	-	-	40,229	19,304	-	-	1,454

**1. Breakdown of financial assets and liabilities by residual contractual maturity
Denomination currency: USD**

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets									
A.1 Government securities	-	-	-	-	-	-	-	-	-
A.2 Listed debt securities	-	-	-	-	-	-	-	23,589	-
A.3 Other debt securities	-	455,353	261,671	-	276	-	-	35,733	231,472
A.4 Units in investment funds	1,237	-	-	-	-	-	-	-	-
A.5 Loans									
- Banks	1,918,547	95,201	185	295,939	456,401	499,093	335,546	26,530	11,390
- Customers	25,023	24,029	2,707	104,059	78,993	199,466	10,354	150,434	144,621
Balance-sheet liabilities									
B.1 Deposits									
- Banks	2,780,630	1,002,220	313,438	6,342,026	1,966,868	1,493,251	623,437	2,056	-
- Customers	78,113	477,671	102,233	214,831	248,633	274,353	2,068	2,325	-
B.2 Debt securities in issue	102,399	39,827	1,608,457	612,925	9,759,022	4,858,133	5,747,214	3,055,384	39,094
B.3 Other liabilities	33,209	-	-	-	-	-	-	2,277,903	911,161
"Off balance sheet" transactions									
C.1 Financial derivatives with exchange of principal									
- Long positions	166,066	1,378,127	2,523,349	4,764,843	13,018,399	5,307,348	4,824,692	5,418,618	41,100
- Short positions	166,066	1,378,127	2,523,349	4,764,843	13,018,399	5,307,348	4,824,692	5,418,618	41,100
C.2 Deposits and borrowings to be received									
- Long positions	263,176	58,779	-	184	-	-	-	-	-
- Short positions	-	119,344	135,456	19,488	40,181	5,718	1,141	811	-
C.3 Irrevocable commitments to disburse funds									
- Long positions	41,448	74,581	2	171,249	10,173	406,057	624,135	454,780	36,234
- Short positions	1,744,076	74,581	2	-	-	-	-	-	-

1. Breakdown of financial assets and liabilities by residual contractual maturity
Denomination currency: Other currencies

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS
Balance-sheet assets									
A.1 Government securities	-	-	-	-	-	-	-	-	-
A.2 Listed debt securities	-	-	-	-	-	-	-	-	-
A.3 Other debt securities	-	-	-	-	1,942	-	-	74,431	-
A.4 Units in investment funds	-	-	-	-	-	-	-	-	-
A.5 Loans									
- Banks	797,681	20,182	-	225,655	117,691	51,871	16,480	-	36,383
- Customers	2,874	63,284	2,683	14,874	4,433	7,507	-	12,337	15,290
Balance-sheet liabilities									
B.1 Deposits									
- Banks	479,827	48,526	80,173	583,285	858,656	558,770	276,741	-	-
- Customers	13,367	174,829	89,489	37,185	306,496	176,116	135,331	10,737	446,689
B.2 Debt securities in issue	22,001	110,483	670,039	148,166	1,417,009	1,062,877	1,290,073	2,785,239	754,284
B.3 Other liabilities	-	-	-	-	-	-	-	-	-
"Off balance sheet" transactions									
C.1 Financial derivatives with exchange of principal									
- Long positions	321,611	564,848	27,773	221,927	684,578	900,945	1,295,366	2,888,467	1,415,699
- Short positions	321,611	564,848	27,773	221,927	684,578	900,945	1,295,366	2,888,467	1,415,699
C.2 Deposits and borrowings to be received									
- Long positions	66,694	191,303	-	-	-	-	-	-	-
- Short positions	-	191,684	-	-	5,834	2,425	132	57,922	-
C.3 Irrevocable commitments to disburse funds									
- Long positions	7,605	155,584	-	11,345	1,830	6,721	1,113	21,412	3,906
- Short positions	53,932	155,584	-	-	-	-	-	-	-

2. Breakdown of financial liabilities by sector

EXPOSURES / COUNTERPARTIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC BODIES	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL ENTERPRISES	OTHER ENTITIES
1. Deposits from customers	52,898	87,799	4,236,464	4,539	1,340,010	40,046
2. Debt securities in issue	-	-	1,146,571	-	31,403,920	35,259,160
3. Financial liabilities held for trading	-	-	82,183	37,344	30,256	1,714,024
4. Financial liabilities at fair value through profit or loss	-	-	-	-	-	-
Total as at 31.12.2006	**52,898**	**87,799**	**5,465,218**	**41,883**	**32,774,186**	**37,013,230**

3. Breakdown of financial liabilities by area

EXPOSURES / COUNTERPARTIES	ITALY	OTHER EUROPEAN COUNTRIES	AMERICA	ASIA	REST OF THE WORLD
1. Deposits from customers	778,206	2,029,345	2,730,421	201,247	22,537
2. Deposits from banks	33,480,609	24,409,747	1,662,921	3,073,806	920,948
3. Debt securities in issue	35,075,204	12,769,376	19,965,071	-	-
4. Financial liabilities held for trading	1,180,644	640,974	35,945	6,244	-
5. Financial liabilities at fair value through profit or loss	-	-	-	-	-
Total as at 31.12.2006	**70,514,663**	**39,849,442**	**24,394,358**	**3,281,297**	**943,485**

Section 4 - Operational risks

Information on operational risk management and monitoring is provided in Part E of the Notes to the Consolidated Accounts.

Notes to the Accounts

Part F) Shareholders' Equity

(amounts in thousands of €)

Part F) Shareholders' Equity

Section 1 - Shareholders' Equity

In accordance with Section 2427, paragraph 7-bis, of the Italian Civil Code, the table below provides details on the origin, possible uses and availability of distribution of Shareholders' Equity, as well as the summary of its use in the three previous fiscal years. .

Breakdown of Shareholders' equity (with indication of availability for distribution)

ITEMS	AMOUNT	PERMITTED USES (*)	AVAILABLE PORTION	SUMMARY OF USE IN THE THREE PREVIOUS FISCAL YEARS: TO COVER LOSSES	SUMMARY OF USE IN THE THREE PREVIOUS FISCAL YEARS: OTHER REASONS
Share capital	**5,219,126**	-	-		
Share premium	**17,628,233**	A, B, C	17,628,233		1,000,000[4]
Reserves:	**4,774,161**				
legal reserve	859,474	B [1]	859,474		
reserve for treasury shares or interests	358,416	-	-		
statutory reserves	2,457,409	A, B, C	2,457,409		253,620[5]
reserves arising out of share swaps	511,210	A, B, C [2]	511,210		
reserves arising out of transfer of assets	477,090	A, B, C [2]	477,090		9,375[6]
reserves arising out of split-offs	4,972	A, B, C [2]	4,972		
reserves prescribed by Legislative Decree 153/99	-	A, B, C	-		662,123[7]
reserves related to the medium-term incentive programme for Group staff	16,993	A	16,993		22,097[8]
reserve for the purchase of own shares	-	-	-		1,000,000[9]
reserve related to equity-settled plans	65,386	-	-		
reserve related to business combinations (IFRS 3)	2,118,624	A, B, C	2,118,624		
FTA reserve (related to changeover to IFRS)	(2,097,846)	(***)	(2,097,846)		
other	2,433	A, B, C	2,433		
Revaluation reserves	**1,155,830**				
monetary equalisation reserve under L. 576/75	4,087	A, B, C [2]	4,087		
monetary revaluation reserve under L.72/83	84,658	A, B, C [2]	84,658		
asset revaluation reserve under L. 408/90	28,965	A, B, C [2]	28,965		
property revaluation reserve under L. 413/91	159,310	A, B, C [2]	159,310		
Available-for-sale financial assets	867,494	- [3]			
Cash-flow hedges	11,316	- [3]			
Total	**28,777,350**		**22,255,612**		
Portion not allowed in distribution (**)			**1,060,818**		
Remaining portion available for distribution (***)			**21,194,794**		

(*) A: for capital increase; B: to cover losses; C: distribution to shareholders

(**) Includes € 184,351 thousand to be allocated to the legal reserve in order to reach one-fifth of company capital stock, pursuant to the procedures provided in the Articles of Association

(***) Pursuant to Article 7 of Legislative Decree 38 of 28 February 2005, the negative amount of the FTA reserve is to be recognised as a reduction of equity reserves outstanding on first-time adoption.

1. Available, to cover losses, only after use of other Reserves.
2. If this Reserve is used to cover losses, profits may not be distributed until this Reserve has been replenished or reduced by an equivalent amount
   The reduction must be approved by the Extraordinary General Meeting disregarding sections 2 and 3 of Article 2455 of the Civil Code.
   The Reserve, if it is not included in capital resources, may only be reduced in accordance with sections 2 and 3 of Article 2455 of the Civil Code.
3. This Reserve is unavailable pursuant to article 6 of Legislative Decree no. 38/2005.
4. In order to create this Reserve for the purchase of treasury shares, as resoved by the AGM held on 4 May 2004.
5. For the distribution of profits for the year 2005.
6. For the recognition of deferred taxation associated to equity investments
7. To be transferred to Statutory Reserves.
8. For a capital increase.
9. The Reserve was created in 2004 in the amount of €1,000,000 thousand, of which €358,416 thousand was transferred to the Reserve for treasury shares or interests on purchase of the shares, and in the amount of €641,584 thousand re-entered in the item Issue premiums after the closing of the repurchase program.

Section 2 - Shareholders' Equity and Regulatory Banking Ratios

2.1 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

The tables below provide the main contractual details of innovative instruments included, together with capital and reserves, in Tier 1 and Tier 2 Capital.

1. Tier 1 Capital

Breakdown of subordinated instruments

MATURITY	CURRENCY	INTEREST RATES	CLAUSE OF ADVANCE REFUND	FACE VALUE IN ORIGINAL CURRENCY	TOTAL CAPITAL 31.12.2006 (€/000)
Innovative capital instruments					
1) 5.10 Perpetual	USD	9.20% p.a. for the first 10 years then 3-month euribor + 335 bps	CALL 05.10.10	450,000,000	341,619
2) 5.10 Perpetual	EURO	8.048% p.a. act/act for the first 10 years then 3-month euribor + 325 bps	CALL 05.10.10	540,000,000	540,000
3) 27.10 Perpetual	EURO	4.028% p.a. for the first 10 years then 3-month euribor + 176 bps	CALL 27.10.15	750,000,000	750,000
4) 27.10 Perpetual	GBP	5.396% p.a. for the first 10 years then sterling libor 3m + 176 bps	CALL 27.10.15	300,000,000	446,761
Total innovative capital instruments (Tier I)					**2,078,380**

2. Tier 2 capital

Breakdown of subordinated instruments

MATURITY	CURRENCY	INTEREST RATES	CLAUSE OF ADVANCE REFUND	FACE VALUE IN ORIGINAL CURRENCY	TOTAL CAPITAL 31.12.2006 (€/000)
Hybrid capitalisation instruments					
1) 31.03.2010	EURO	6-month euribor + 0.20% p.a.		775,000,000	775,000
2) 28.02.2012	EURO	6.10%		500,000,000	499,716
3) 01.02.2016	EURO	3.95%		900,000,000	896,949
4) 01.02.2016	GBP	5.00%		450,000,000	668,942
Total hybrid capitalisation instruments (Upper Tier II)					**2,840,607**
Subordinated loans					
1) 19.12.2007	LIT	6-month libor	CALL 19.12.02	46,000,000,000	23,757
2) 29.10.2010	EURO	5.20% for 1 year 5.30% for 2 years 5.40% for 3 years 5.50% for 4 years 5.60% for 5 years 5.70% for 6 years 6.25% for 7 years 6.80% for 8 years 7.35% for 9 years 7.90% for 10 years		597,600,000	597,600
3) 13.12.2010	EURO	gross annual rate 2.75% of face value for 10 years At maturity a higher yield may be paid in connection with the revaluation of an equity index (Eurostoxx50) calculated on the basis of a formula as set out in the regulations, adjusted, as necessary, by the application of a "Take Profit" clause		261,000,000	208,800
4) 16.03.2011	EURO	6% p.a.		500,000,000	498,421
5) 23.07.2014	EURO	3-month euribor +25 bps per annum for years 1-5 +85 bps per annum for years 6-10	CALL 23.07.09	500,000,000	499,100
6) 22.09.2019	EURO	4.5% p.a. act/act for years 1-10 3-month euribor + 95 bps p.a. for years 11-15	CALL 22.09.14	500,000,000	498,893
7) 15.06.2015	EURO	3-month euribor +25 bps p.a. for years 1-5 +85 bps p.a. for years 6-10	CALL 15.06.10	500,000,000	499,395
8) 20.09.2016	EURO	3-month euribor +30 bps p.a. for years 1-5 +90 bps p.a. for years 6-10	CALL 20.09.11	1,000,000,000	998,659
9) 20.09.2016	EURO	4.125% p.a. for years 1-5 3-month euribor + 94 bps p.a. for years 6-10	CALL 20.09.11	500,000,000	497,978
Total subordinated loans - Lower Tier II					**4,322,603**
Total					**7,163,210**

B. QUANTITATIVE INFORMATION

Solvency filters

	2006
A. Tier 1 before solvency filters	**29,868,860**
Tier 1 solvency filters	-
- positive IAS/IFRS solvency filters	-
- negative IAS/IFRS solvency filters	-
B Tier 1 after solvency filters	**29,868,860**
C. Tier 2 before solvency filters	**8,291,883**
Tier 2 solvency filters	(426,055)
- positive IAS/IFRS solvency filters	-
- negative IAS/IFRS solvency filters	(426,055)
D. Tier 2 after solvency filters	**7,865,828**
E. Tier 1 and tier 2 after solvency filters	**37,734,688**
Deductions from tier 1 and tier 2 capital	(194,030)
F. Total capital	**37,540,658**

Part F) Shareholders' Equity

2.2 Capital adequacy

B. QUANTITATIVE INFORMATION

	2006	
	NON-WEIGHTED AMOUNTS	WEIGHTED AMOUNTS / REQUIREMENTS
A. RISK ASSETS		
A.1 CREDIT RISK	**202,906,134**	**86,278,574**
STANDARD METHOD		
MONETARY ASSETS	**160,131,626**	**74,161,417**
1. Exposures (other than equity securities and other subordinated assets) to or guaranteed by:	117,004,131	31,032,669
1.1 Governments and Central Banks	8,915,622	-
1.2 Public entities	28,396	6,181
1.3 Banks	96,290,453	19,256,828
1.4 Other entities (other than mortgage loans on residential and non residential properties)	11,769,660	11,769,660
2. Mortgage loans on residential property	-	-
3. Mortgage loans on non residential property	-	-
4. Shares, equity investments and subordinated assets	42,841,140	42,844,731
5. Other assets	286,355	284,017
OFF-BALANCE-SHEET ASSETS	**42,774,508**	**12,117,157**
1. Guarantees and commitments with or guaranteed by::	40,904,915	11,512,480
1.1 Governments and Central Banks	5,300	-
1.2 Public entities	13,627	2,725
1.3 Banks	36,990,209	7,614,818
1.4 Other entities	3,895,779	3,894,937
2. Derivative contracts with or guaranteed by:	1,869,593	604,677
2.1 Governments and Central Banks	-	-
2.2 Public entities	-	-
2.3 Banks	1,100,397	220,079
2.4 Other entities	769,196	384,598
B. SOLVENCY REQUIREMENTS		
B.1 CREDIT RISK		**6,039,500**
B.2 MARKET RISK		**108,516**
1. STANDARD METHOD	X	108,516
of which:		
- position risk on debt securities	X	14,542
- position risk on equity securities	X	64,090
- exchange risk	X	-
- other risks	X	29,884
2. INTERNAL METHOD	X	-
of which:		
- position risk on debt securities	X	-
- position risk on equity securities	X	-
- exchange risk	X	-
B.3 OTHER PRUDENTIAL REQUIREMENTS	**X**	**2,462**
B.4 TOTAL PRUDENTIAL REQUIREMENTS (B1+B2+B3)	**X**	**6,150,478**
C. TOTAL RISK ASSETS AND SOLVENCY REQUIREMENTS	**X**	
C.1 Risk weighted assets	**X**	**87,863,971**
C.2 Tier 1 capital ratio	**X**	**33.99%**
C.3 Total capital ratio	**X**	**42.73%**

Notes to the Accounts

Part G) Business Combinations

Part G) Business Combinations

Section 1 - Business Combinations achieved during the year

In November 2006 the acquisition of the control stake held by Bank Austria Creditanstalt A.G. in Bank BPH S.A. (20,397,585 ordinary shares, or 71.03% of share capital) was finalised at a total price of €3.7 billion.

Section 2 - Business Combinations occurring after the end of the year

In January 2007 the transaction regarding the purchase from Bayerische Hypo- und Vereinsbank A.G. of the entire stake held by the latter in Bank Austria Creditanstalt A.G. (77.53% of share capital plus a 17.45% already directly held) was finalised at a total price of about €12.5 billion.

The first months of 2007 saw the finalisation of the proposed reorganization of operations in Central and Eastern Europe (CEE) which calls for centralising under BA-CA the equity investments and banking operations in the CEE area held by UniCredit and HVB, in the manner described in the Report on Operations in the section "Subsequent Events and Outlook".

Part H) Related-Party Transactions

(amounts in thousands of €)

Part H) Related-Party Transactions

Under IAS 24, related parties which are relevant for UniCredito Italiano S.p.A. include:
- subsidiaries;
- associates;
- directors and top managers ("key management personnel").

Key management personnel as defined include directors and managers with strategic responsibility in the areas of planning, directing and controlling UniCredit activities. Key management personnel therefore include, as well as Directors and the Managing Director/CEO, the Group Deputy General Managers and the other heads of Division or Departments holding office in 2006.

1. Details of Directors' and Top Managers' Compensation

Information on compensation paid to directors and key management personnel and on related-party transactions, in accordance with Section 78 of the Issuers' Regulation no. 11971 and IAS 24 requirements, are provided below.

o

Remuneration paid to Directors, Statutory Auditors and Key Management Personnel
(pursuant to article 78 of CONSOB resolution no. 11971 dated 14 may 1999 et seq.)

INDIVIDUAL	DESCRIPTION OF POSITION			COMPENSATION			
FIRST AND LAST NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES (§)	OTHER COMPENSATION
DIRECTORS							
Dieter Rampl	Chairman (*)	11.01.06 - 31.12.06	2008	1,502	25	-	11
Gianfranco Gutty	Dep.Chairman (*)	01.01.06 - 31.12.06	2008	353	-	-	31
Franco Bellei	Dep.Chairman (*)	01.01.06 - 31.12.06	2008	368	4	-	82
Fabrizio Palenzona	Dep.Chairman (*)	01.01.06 - 31.12.06	2008	328	-	-	-
Carlo Salvatori	Chairman (*)	01.01.06 - 11.01.06					
	Dep.Chairman (*)	11.01.06 - 02.08.06		1,228	4	-	35
Anthony Wyand	Director	01.01.06 - 04.08.06					
	Dep.Chairman (*)	04.08.06 - 31.12.06	2008	209	-	-	-
Alessandro Profumo	Director (*)	01.01.06 - 31.12.06	2008	424	20	3,300 (§)	3,026
Roberto Bertazzoni	Director (*)	01.01.06 - 31.12.06	2008	163	-	-	88
Manfred Bischoff	Director	11.01.06 - 31.12.06	2008	81	-	-	-
Vincenzo Calandra Buonaura	Director	01.01.06 - 31.12.06	2008	87	4	-	65
Mario Cattaneo	Director	01.01.06 - 11.01.06		3	-	-	2
Philippe Citerne	Director	01.01.06 - 11.01.06		2	-	-	-
Giovanni Desiderio	Director	01.01.06 - 31.12.06	2008	85	-	-	131
Volker Doppelfeld	Director	11.01.06 - 31.12.06	2008	81	-	-	-
Giancarlo Garino	Director	01.01.06 - 31.12.06	2008	84	-	-	31
Francesco Giacomin	Director (*)	01.01.06 - 31.12.06	2008	164	-	-	-
Piero Gnudi	Director	01.01.06 - 31.12.06	2008	87	4	-	56
Friedrich Kadrnoska	Director (*)	11.01.06 - 31.12.06	2008	159	-	-	4
Max Dietrich Kley	Director	11.01.06 - 31.12.06	2008	83	-	-	-
Luigi Maramotti	Director	01.01.06 - 31.12.06	2008	85	-	-	-
Dieter Münich	Director (*)	11.01.06 - 31.12.06	2008	160	-	-	11
Gianfranco Negri-Clementi	Director	01.01.06 - 11.01.06		3	-	-	7
Carlo Pesenti	Director	01.01.06 - 31.12.06	2008	87	-	-	-
Hans Jürgen Schinzler	Director	11.01.06 - 31.12.06	2008	81	-	-	-
Giovanni Vaccarino	Director	01.01.06 - 31.12.06	2008	108	-	-	-
Paolo Vagnone	Director (*)	01.01.06 - 31.12.06	2008	184	-	-	-
Nikolaus von Bomhard	Director (*)	11.01.06 - 31.12.06	2008	153	-	-	-
STATUTORY AUDITORS							
Gian Luigi Francardo	Chairman	01.01.06 - 31.12.06	2006	87	4	-	108
Giorgio Loli	Statutory Auditors	01.01.06 - 31.12.06	2006	64	4	-	18
Aldo Milanese	Statutory Auditors	01.01.06 - 31.12.06	2006	64	4	-	97
Vincenzo Nicastro	Statutory Auditors	01.01.06 - 31.12.06	2006	64	4	-	51
Roberto Timo	Statutory Auditors	01.01.06 - 31.12.06	2006	61	4	-	5
KEY MANAGEMENT PERSONNEL					369	9,607 (§)	16,553

(*) Executive Committee members
(§) Maximum amount to be paid in April 2007 related to 2006 Group performance target achivements.

Carlo Pesenti's and Paolo Vagnone's compensations were paid to Immobiliare Spa and Ras Spa respectively
The compensation for funcions of Directors of other Group companies in the amount of € 3,592 thousand, was paid directly to UniCredito Italiano S p A

Notes to the Accounts

Part H) Related-Party Transactions

Pursuant to the provisions of applicable regulations, in 2006 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

In respect of non-recurring events and transactions which are particularly important in view of the corporate organization, further details are provided in the consolidated report on operations (chapters "Corporate Transactions" and "Subsequent events"), as well as in the chapter on financial investments and on subsequent events included in this annual report.

Information on Stock options and other equity instruments granted to directors, general managers and other key management personnel, in accordance with Section 78 of the Issuers' Regulation no. 11971 and IAS 24 requirements, are provided below.

UniCredit Stock option granted to Directors, General Managers and other key management personnel
(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)

		OPTIONS HELD AT BEGINNING OF THE PERIOD			OPTIONS GRANTED DURING THE PERIOD			OPTIONS EXERCISED DURING THE PERIOD			OPTIONS EXPIRED IN THE PERIOD[1]	OPTIONS HELD AT THE END OF THE PERIOD		
FULL NAME	POSITION HELD	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MARKET PRICE AT EXERCISE DATE	NUMBER OF OPTIONS	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY
Alessandro Profumo	Managing Director/ CEO	20,400,000	4.6063	Jan-14	5,038,000	5.951	Dec-19	-	-	-	-	25 438,000	4.8727	Mar-15
Other managers	Key management personnel	22,490,500	4.6211	Jul-15	7,632,600	5.9501	Dec-19	4,880,000	4.4101	5,9253	609,700	24 633,400	5.0578	Sep-17
Total		**42,890,500**			**12,670,600**			**4,880,000**			**609,700**	**50,071,400**		

1. Cancelled after resignation with loss of rights

"Average exercise price" and "Average maturity" are weighted according to the number of rights.

Other UniCredit equity instruments granted to Directors, General managers and other key management personnel
(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)

		PERFORMANCE SHARES HELD AT BEGINNING OF THE PERIOD			PERFORMANCE SHARES GRANTED DURING THE PERIOD			PERFORMANCE SHARES EXERCISED DURING THE PERIOD			PERFORMANCE SHARES EXPIRED IN THE PERIOD[1]	PERFORMANCE SHARES HELD AT THE END OF THE PERIOD		
FULL NAME	POSITION HELD	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MARKET PRICE AT EXERCISE DATE	NUMBER OF OTHER EQUITY INSTRUMENTS	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY
Alessandro Profumo	Managing Director/CEO	1,398,000	-	May-07	360,000	-	Dec-09	345,000	-	5.964	-	1,413,000	-	May-08
Other managers	Key management personnel	3,976,300	-	Nov-07	1,614,100	-	Dec-09	688,800	-	5.964	116,400	4,785,200	-	Oct-08
Total		**5,374,300**			**1,974,100**			**1,033,800**			**116,400**	**6,198,200**		

1. Cancelled after resignation with loss of rights
"Average exercise price" and "Average maturity" are weighted according to the number of rights.

Further information related to the mentioned long term incentive plans are exposed in "Part I – Share based payments".

Due to the exercise of synthetic Cash-Settled Share Appreciation Rights linked to the share-value of some not listed subsidiaries, €1,892 thousand has been settled to Key management personnel.

Notes to the Accounts

Part I) Share-based Payments

Part I) Share-based Payments

A. Qualitative information

DESCRIPTION OF SHARE-BASED PAYMENTS

1. OUTSTANDING INSTRUMENTS

Group Medium & Long Term Incentive Plans for selected employees include the following categories:
- **Equity-Settled Share Based Payments,**
- **Cash Settled Share Based Payments**[1].

The first category includes the following:
- **Stock Options** allocated to selected Top & Senior Managers of the Group;
- **Performance Share** allocated to selected Top & Senior Managers of the Group represented by free UniCredit ordinary shares that the Company undertakes to grant, conditional upon achieving performance targets set at Group and Division level in the Strategic Plan and any amendments thereto approved by the Board;
- **Restricted Share** allocated to selected Middle Managers of the Group.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value of Pioneer Global Asset Management (PGAM).

2. MEASUREMENT MODEL

2.1 Stock Options

The Hull and White Evaluation Model has been adopted to measure the economic value of stock options.

This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:
- reaching a Market Share Value equals to an exercise price- multiple (**M**);
- probability beneficiaries' early exit (**E**) after the end of the Vesting Period.

1. Linked to the economic value of instruments representing a Subsidiary's Shareholders' Equity.

The following table shows the measurements and parameters used in relation to the Stock Options granted in 2006.

Measurement of Stock Options 2006

	STOCK OPTIONS 2006 (1ST TRANCHE)	STOCK OPTIONS 2006 (2ND TRANCHE)	STOCK OPTIONS 2006 (WEIGHTED AVERAGE)
Exercise Price [€]	5.951	5.879	5.9508
UniCredit Share Market Price [€]	5.951	5.879	5.9508
Grant Date	23-Jun-06	3-Aug-06	23-Jun-06
Vesting Period End-Date	23-Jun-10	3-Aug-10	23-Jun-10
Expiry date	31-Dec-19	31-Dec-19	31-Dec-19
Exercise price - Multiple (M)	1.5	1.5	-
Exit Rate Post Vesting (E)	3.73%	3.73%	-
Dividend Yield[1]	3.168%	3.206%	-
Volatility	21.685%	21.178%	-
Risk Free Rate	4.254%	4.095%	-
Stock Options' Fair Value per unit at Grant Date [€]	**1.269**	**1.2137**	**1.2688**

1. Ratio between the average of the dividends paid by UniCredito Italiano S.p.A. from 2003 to 2006 and the stock's market value at grant date.

Parameters are calculated as follows:

- **Exit rate:** annual percentage of Stock Options forfeited due to termination;
- **Dividend Yield:** last four years average dividend-yield, according to the duration of the vesting period;
- **Volatility:** historical daily average volatility for a period equals to the duration of the vesting period;
- **Exercise Price:** arithmetic mean of the official market price of UniCredit ordinary shares during the month preceding the granting Board resolution;
- **UniCredit Share Market Price:** set equals to the Exercise Price, in consideration of the "at the money" allocation of Stock Options at the date of grant.

2.2 Other equity instruments (Performance Shares)

The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.

Part I) Share-based Payments

The following table shows the measurements and parameters used in relation to the Performance Shares granted in 2006.

Measurement of Performance Shares 2006

	PERFORMANCE SHARES 2006 (1ST TRANCHE)	PERFORMANCE SHARES 2006 (2ND TRANCHE)	PERFORMANCE SHARES 2006 (WEIGHTED AVERAGE)
Grant Date	23-Jun-06	3-Aug-06	23-Jun-06
Vesting Period Start-Date	1-Jan-09	1-Jan-09	1-Jan-09
Vesting Period End Date	31-Dec-09	31-Dec-09	31-Dec-09
UniCredit Share Market Price [€]	5.951	5.879	-
Economic Value of Vesting Conditions	-0.377	-0.377	-
Performance Shares' Fair Value per unit at Grant Date [€]	**5.574**	**5.502**	**5.5737**

2.3 Other equity instruments (Restricted Shares)

The economic value of Restricted Shares is measured considering the share market price at grant date.

The following table shows the measurements and parameters used in relation to the Restricted Shares granted in 2006.

Measurement of Restricted Shares 2006

	RESTRICTED SHARES 2006
Grant Date	3-Jan-06
Vesting Period End Date	3-Jan-09
Restricted Shares' Fair Value per unit at Grant Date [€]	**5.87**

B. QUANTITATIVE INFORMATION

1. Annual changes

UniCredit Stock Options

ITEMS/NUMBER OF OPTIONS AND EXERCISE PRICE	YEAR 2006 NUMBER OF OPTIONS	YEAR 2006 AVERAGE EXERCISE PRICE[€]	YEAR 2006 AVERAGE MATURITY	YEAR 2005 NUMBER OF OPTIONS	YEAR 2005 AVERAGE EXERCISE PRICE[€]	YEAR 2005 AVERAGE MATURITY
A. Outstanding at beginning of period	**130,505,783**	**4.6170**	**Mar-14**	**89,461,783**	**4.5053**	**Nov-11**
B. Increases						
B.1 New issues	29,291,200	5.9508	Dec-19	43,130,000	4.8338	Dec-18
B2. Other						
C. Decreases						
C.1 Forfeited	7,757,673	4.8618		2,086,000	4.3112	
C.2 Exercised[1]	42,201,967	4.5396				
C.3 Expired						
C.4 Other						
D. Outstanding at end of period	**109,837,343**	**4.9851**	**Sept-16**	**130,505,783**	**4.6170**	**Mar-14**
E. Vested Options at end of period	**32,086,993**	**4.6663**	**Aug-10**	**74,583,083**	**4.5943**	**Oct-10**

1. The average market price at the exercise date is equal to € 5.9118

Other UniCredit equity instruments: Performance Shares and Restricted Shares

ITEMS/NUMBER OF OTHER EQUITY INSTRUMENTS AND EXERCISE PRICE	YEAR 2006 NUMBER OF OTHER EQUITY INSTRUMENTS	YEAR 2006 AVERAGE EXERCISE PRICE[€]	YEAR 2006 AVERAGE MATURITY	YEAR 2005 NUMBER OF OTHER EQUITY INSTRUMENTS	YEAR 2005 AVERAGE EXERCISE PRICE[€]	YEAR 2005 AVERAGE MATURITY
A. Outstanding at beginning of period	**23,504,360**	**-**	**Apr-08**	**11,796,100**	**-**	**Mar-07**
B. Increases						
B.1 New issues	12,033,600	-	Sept-09	13,756,000	-	Dec-08
B.2 Other						
C. Decreases						
C.1 Forfeited	2,804,350	-		706,260	-	
C.2 Exercised[1]	2,548,860	-		1,341,480		
C.3 Expired						
C.4 Other						
D. Outstanding at end of period[2]	**30,184,750**	**-**	**Nov-08**	**23,504,360**	**-**	**Apr-08**
E. Vested Options at end of period	**4,219,600**					

1. The average market price at the exercise date is equal to € 5.964
2. 24,345,350 shares (at the end of 2006) and 20,610,960 shares (at the end of 2005) actually granted, provided that performance conditions set have been achieved.

2. Other information

Effects on Profit or Loss

All Share-Based Payment granted after 7th November 2002 which vesting period ends after 1st January 2005 are included within the scope of the IFRS2.

Financial statement presentation related to share based payments

(€ '000)

	2006 TOTAL	2006 VESTED PLANS
Costs	23,287	
- connected to Equity Settled Plans	*23,287*	
- connected to Cash Settled Plans	-	
Debts for Cash Settled Plans[1]	71,665	41,644
- of which Intrinsic Value		*40,379*

1. These debts are related to PGAM share-based medium-long term incentive plans and are offset by an equal credit towards PGAM that is booked in "other assets". Costs related to these incentive plans are recognized by the subsidiaries receiving "services" from the grantees

Part L) The Changeover to IFRS

(amounts in thousands of €)

Part L) The Changeover to IFRS

Under EU Regulation 1606 issued on 19 July 2002 and Italian Legislative Decree 38/05, as from 1 January 2006 UniCredito Italiano S.p.A. is required to prepare its accounts in accordance with the IFRS issued by the IASB.

This section gives, as required by IFRS 1 (First-time Adoption of International Financial Reporting Standards):

- reconciliations of its equity as reported under Italian GAAP (Legislative Decree 87/92) to its equity under IFRS as at 1 January 2005 and 31 December 2005;
- a reconciliation of its profit or loss as reported under Italian GAAP (Legislative Decree 87/92) to its profit or loss under IFRS for the year ended 31 December 2005 and
- explanatory notes on the main material adjustments to the balance sheet and income statement for the specified periods.

This information has been prepared as part of the IFRS changeover and for the preparation of the Accounts starting with the 2006 financial year, in accordance with the IFRS endorsed by the EU.

RECONCILIATION OF SHAREHOLDERS' EQUITY UNDER ITALIAN GAAP (LD 87/92) TO SHAREHOLDERS' EQUITY UNDER IFRS, AS AT 1 JANUARY 2005, 31 DECEMBER 2005

	01.01.2005	31.12.2005
Shareholders' equity under Italian GAAP (DL 87/92)	**12,405,563**	**29,896,432**
Treasury shares	-358,416	-358,416
Employee benefits	22,089	36,404
Share-based payments	2,822	9,664
Provisions for risks and charges	11,838	16,304
Deferred tax assets	-3,735	-3,735
Dividends	-1,711,648	-2,087,935
Equity investments	46,999	2,152,037
Loans and receivables	-347	-177
Other financial instruments at fair value	1,170,395	1,253,738
Other effects	-	-949
Total effects of changeover to IFRS	**-820,003**	**1,016,935**
Shareholders' equity under IFRS	**11,585,560**	**30,913,367**

RECONCILIATION OF NET PROFIT UNDER ITALIAN GAAP (LD 87/92) TO NET PROFIT UNDER IFRS FOR THE 2005 FINANCIAL YEAR

	31.12.2005
Net profit under Italian GAAP (LD 87/92)	**2,256,686**
Employee benefits	14,314
Share-based payments	-10,653
Provisions for risks and charges	4,468
Dividends	-376,286
Equity investments	-13,587
Loans and receivables	169
Other financial instruments at fair value	-97,243
Other effects	-949
Total effects of changeover to IFRS	**-479,767**
Net profit under IFRS	**1,776,919**

Description of Items included in the Reconciliation of Italian GAAP to IFRS

FIRST-TIME ADOPTION OF IFRS

General Principle

IFRS were endorsed by the European Union before 30 June 2006 and have been applied retrospectively to the opening balance sheet on the changeover date of 1 January 2005 (date of first application of IAS 39 - Financial Instruments: Recognition and Measurement, and IAS 32 - Financial Instruments: Disclosure and Supplemental Information) in accordance with the provisions of IFRS 1 and subject to certain exemptions as described below.

The opening balance sheet as at 1 January 2005 reflects the following differences in treatment from the closing consolidated accounts for the preceding period prepared under Italian GAAP:

- all assets and liabilities that shall be reported according to IFRS, including those not required by Italian GAAP, were recognised and measured under IFRS;
- all assets and liabilities that shall be reported under Italian GAAP but are not allowed under IFRS have been derecognised;
- certain items have been reclassified in accordance with IFRS.

The effects of these adjustments have been recognised directly in the opening shareholders' equity on the date of the first application of IFRS.

First-time Adoption of IFRS

IFRS 1 requires that, if a subsidiary adopts IFRS for the first time for its company accounts later than for its consolidated accounts, the subsidiary shall recognise assets and liabilities for the same amounts in both sets of accounts, save for consolidation adjustments.

We took into account the values used for the consolidated accounts which were arrived at using the principle that on first-time adoption certain exemptions from IFRS requirements may be enjoyed.

In particular, on this occasion we took exemption in the following instances:

- Business combinations - The rules for business combination transactions that occurred prior to the transition date were not applied retroactively.
- Property - On the date of first adoption, property was reported at purchase cost less accumulated depreciation and any impairment losses, including any revaluations applied in the past. The exemption allows for maintaining any revaluations made in the past as an integral cost component at the time of initial adoption.
- Recognition of previously derecognised financial assets - IAS 39 permits the derecognition of financial assets only under certain conditions. At the time of the first-time adoption, IAS 39 indicates that loans securitised under transactions entered into before the changeover do not need to be reported again even though IAS 39 requires loans of this type to be included in accounts.
- Stock option plans and transactions with share-based payment settled using equity instruments - The Group took advantage of the option not to apply IFRS 2 (Share-Based Payment) to equity instruments allocated before 7 November 2002 or accrued prior to transition to IFRS.
- Employee benefits: IAS 19 (Employee Benefits) allows for the usage of the 'corridor' approach, and thus, a portion of actuarial gains and losses does not have to be reported. This exemption allows for the use of this method only for periods following the first application, and thus, all accumulated actuarial gains and losses on the transition date were recognised at the time IAS was first adopted.
- Financial instruments: IAS 32 and 39 were applied effective from 1 January 2005.

Tangible and Intangible Assets

Business Combinations

As indicated above, the use of the exemption provided under IFRS 1 regarding business combinations that occurred prior to the date of the first adoption of IFRS made it possible to maintain existing goodwill amounts based at their latest carrying value under previous GAAP. However on the changeover date no goodwill items subject to a regular impairment test with the aim of determining the recoverable value of goodwill based on the provisions of IAS 36 were recognized in the accounts.

Financial instruments

Loans and receivables

On the changeover date, loans and receivables with banks and customers are classified and measured according to the different categories provided by IFRS.

Due to the valuation of this item at amortised cost, accrued interest as well as related accrued and deferred fees and commissions were allocated to these loans.

Part L) The Changeover to IFRS

In addition, when measured under IFRS, these loans give rise to an impairment loss, in contrast to calculations made under previous GAAP, due to the impact of the specific measurement of bad and doubtful debts. This allowance was made taking into account the time value of money in respect of recovery of the debt.

In particular, for non-performing loans, assumptions were made on recovery times based on historical information and on other significant characteristics. The related recovery amounts were then discounted at the original actual interest rate, or if not available, at an interest rate calculated using lending rates for the year the loan was classified as non-performing.

With regard to doubtful loans, on the basis of past experience, assumptions were made as to the time necessary to transfer them to non-performing loans or for them to return to the performing category, and on the resulting recovery period.

Securities
Investment securities were treated as follows:
- securities hedged using IRS contracts, equity securities and securities that are likely to be sold were recognised as AfS Financial Assets;
- all other unlisted debt securities were recognised as loans and receivables to banks and customers .

Trading securities were recognised as HfT financial assets and FlaFV with the exception of a residual portion recognised as AfS financial assets.

The carrying value of the securities portfolio rose overall due to unrealised gains on securities hedged using IRSs. Losses on the related derivatives were recognised in relation to these gains.

Equity Investments
Investments in subsidiaries, associates and joint ventures are included under Equity investments. Other equity investments were reclassified under AfS financial assets and measured at fair value with a balancing entry in equity, with the exception of stakes held in the Bank of Italy and other smaller companies which continue to be reported at cost.

The fair value measurement of equity investments recognised as AfS financial assets resulted in a positive impact on shareholders' equity.

Deposits and financial liabilities
Deposits and financial liabilities were reported under "Deposits from banks" and "Deposits from customers". HfT financial liabilities include the effects related to the measurement of non-hedging derivatives, which were previously allocated to other liability items.

Derivatives
Derivatives held for trading and hedging derivatives in which the hedging instrument has turned out to be ineffective were recognised as HfT financial assets and liabilities. Derivatives for which the hedging instrument has turned out to be effective were recognised as hedging instruments.

Under previous GAAP, the carrying amount of hedging instruments related solely to premiums paid and collected, accrued interest, prepaid charges and deferred income, while the book value of derivatives held for trading also included value components.

IFRS require fair value measurement of all derivatives whether hedging instruments or held for trading, which takes into account the credit risk of the counterparty and the bid-offer spread for unsettled transactions.

For the sake of consistent measurement, IFRS require that hedging instruments be measured under the same criteria as the hedged item; a cash flow hedge is only measured at the fair value applied to the hedging instrument.

Reserves and provisions
Provisions for risks and charges
IFRS permit the creation of provisions only to cover existing obligations for which it is possible to make a reliable estimate, and for which the company has no realistic alternative to settlement. In addition, the provision shall, in the case of liabilities with a deferred maturity, take into account the impact of the time value of money on the estimated amounts needed to settle the obligation. Thus, certain provisions that did not meet the reporting requirements specified in IFRS were reversed. This resulted in a positive adjustment to shareholders' equity.

Employee benefits
In addition to employee severance pay, the Group pays certain benefits to its employees that take the form of a defined benefit retirement plan and long-service bonuses to be paid to entitled individuals if they remain at the company for a predetermined number of years.

With regard to defined benefit retirement plans, IFRS specify that the company's liability shall be posted to the accounts on the basis of an actuarial valuation of the amount that will be paid on the date the right accrues. The provision for employee severance pay, which is recognised on the basis of specific Italian legislation that is still in force, is similar to a defined benefit plan, and thus it too is to be determined on the basis of an actuarial assessment.

As in the case of the provision for employee severance pay (TFR), liabilities for long-service payments (the cost of which had, until now, been recognised at the time the bonus accrued or was paid) are subject to actuarial calculations by an independent actuary. This calculation is based on assumptions related to future bonuses to be paid to active employees, current length of service, retirement age limitations and the estimated rate at which employees leave the Group and is also based on an estimate of the annual increase in the average bonus per person.

The actuarial recalculation of liabilities for future benefits to be paid to employees generated positive effects on shareholders' equity as at 1 January 2005 and on the net profit for 2005.

Share-based Payment

The Group pays additional benefits to employees in the form of stock option plans. In accordance with Italian accounting principles, on the date stock options are allocated, no obligation or cost for compensation is recognised, but IFRS 2 (Share-based payments) specifies that the total amount of fair value on the date the stock options are allocated should be divided into equal portions during the vesting period and recognised in the profit and loss account with a balancing entry in the form of a liability for options settled in cash, and recognised in equity for options settled with the issuance of shares.

The application of this IFRS had a favourable impact on shareholders' equity, in respect of the portion relating to share-based payments made by the Parent Company to employees of other Group companies.

Other effects

Treasury shares

The Group has treasury shares which were purchased in 2004 following a plan approved by the Ordinary Shareholders' Meeting of 4 May 2004. With the adoption of IFRS, it is no longer permitted to report treasury shares under assets, which should instead be directly subtracted from shareholders' equity. Thus, the corresponding amount was removed from shareholders' equity with a negative impact on the latter effective 1 January 2005.

Deferred Tax assets

The accounting procedure used by the Group until the 2003 reporting period called for conservatively posting deferred tax assets to the accounts only for temporary deductible differences, which, on the basis of business plans, could be used over the following three years, and only for deferred tax income related to expenses which were already posted to the profit and loss account and were already known with certainty in the period in which they would have been deducted from taxable income.

In 2004, the above limitations were eliminated, and the Group complied with the widely accepted practice. On the changeover date the negative impact on shareholders' equity resulted from tax related to assets and liabilities recognised under Italian GAAP and derecognised under IFRS.

Dividends Received

Dividends authorised to be paid in shareholders' meetings held after the balance sheet date may not, under IAS 18, be taken to profit and loss. The Italian practice of recognising dividends as being received in the year in which the profit accrues where the subsidiary's Board approves the accounts before the controlling entity, is incompatible with IFRS.

The opening balance sheet as at 1 January 2005 shows, under IFRS, a reduction of shareholders' equity as a consequence of the non-recognition of dividends not having the prerequisites prescribed by IFRS. This reduction was almost entirely offset by recognition of dividends resolved on and received in subsequent periods.

Subsidiaries and Associates

IFRS 3 prescribes that acquisitions of controlling interests concluded after the changeover must be measured at their respective fair value at the date of exchange of the ordinary equity instruments. The application of this principle to the business combination with HVB and BA-CA had a favourable impact on shareholders' equity.

Tax Effects

The effect on shareholders' equity and net profit arising out of the application of IFRS has been recognised net of the related tax effect, determined on the basis of current legislation. The provision for IRES (corporate tax) was determined by applying a tax rate of 33%. We did not however recognise the effect of IRAP (regional tax on production) since the taxable figure is projected to be negative.

Notes to the Accounts

Part L) The Changeover to IFRS

Summary

As we have seen and as is shown by the above reconciliations of shareholders' equity and net profit:

- First-time adoption of IFRS brought a reduction of €820 million in shareholders' equity as at 1 January 2005, net of the associated tax effect, mainly due to reversal off of dividends previously recognised as having accrued in the period in the amount of minus €1,712 million, partly offset by the positive valuation of financial instruments amounting to €1,170 million. This negative change included a figure of minus €358 million following the deduction of treasury shares from assets.
- Shareholders' equity as at 31 December 2005 increased by €1,017 million, net of related tax effects, which was attributable as to €2,119 million, to the reserve made in respect of the acquisition of HVB and BA-CA, as to €1,254 million to measurement of financial instruments through equity, partly offset by the reversal of dividends considered as having accrued in the amount of €2,088 million and the recognition of treasury shares in equity, as to negative €358 million.
- Net profit for 2005, restated under IFRS was lower by €480 million, net of the tax effect, than under Italian GAAP. This difference is attributed as to negative €376 million, to dividends accrued, and, as to negative 97 million, to the measurement of financial instruments through equity.

AUDIT OF RECONCILIATIONS REQUIRED BY IFRS 1

The reconciliations of balance sheet figures to IFRS figures as at 1 January 2005, 31 December 2005, as well as the reconciliation of profit and loss for 2005, along with the related explanatory notes, have been audited by KPMG S.p.A.; the auditor's report was issued on 11 October 2006.

Managing Director/CEO
ALESSANDRO PROFUMO

Chief Accountant
FRANCO LECCACORVI

Annexes

Internal Pension Funds: Statement of Changes in the Year and Final Accounts

(amounts in €)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Pension Fund for the employees of Cassa di Risparmio di Trieste Collections Division"	105	-	Defined benefit		Payable by the company: 5.25% Payable by the employee: 1.35% - 3% depending on category
Opening balance as at 31.12.05 - Italian GAAP				**6,523,521**	
Effects of first-time adoption of IFRS				-1,037,323	
Opening balance as at 1.1.2006				**5,486,198**	
Provisions for the year:					
- interest cost				266,454	
- actuarial gains/losses recognised in the year				384,283	
Benefits paid in the year				473,488	
Balance as at 31.12.06				**5,663,447**	
Present value of the liabilities				**6,210,400**	
Non-recognised actuarial gains/losses				**-546,953**	
"Supplementary Pension Fund for employees of Cassa di Risparmio di Torino in liquidation"	4	-			
Opening balance as at 31.12.05 - Italian GAAP				**2,121,175**	
Effects of first-time adoption of IFRS				-1,929,408	
Opening balance as at 1.1.2006				**191,767**	
Provisions for the year:					
- interest cost				9,945	
- actuarial gains/losses recognised in the year				25,133	
Benefits paid in the year				9,500	
Balance as at 31.12.06				**217,345**	
Present value of the liabilities				**231,420**	
Non-recognised actuarial gains/losses				**-14,075**	
"Supplementary Pension Fund for the collection management staff of Cassa di Risparmio di Torino"	178	-	Defined benefit		Payable by the company according to technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**14,242,550**	
Effects of first-time adoption of IFRS				-1,411,599	
Opening balance as at 1.1.2006				**12,830,951**	
Provisions for the year:					
- interest cost				571,901	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				1,415,936	
Balance as at 31.12.06				**11,986,916**	
Present value of the liabilities				**12,163,151**	
Non-recognised actuarial gains/losses				**-176,235**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Complementary Company Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, the Social Security Fund for employees of the agencies of the Tax Collections Service, and for the employees of the tax collection agency of Cassa di Risparmio di Trento e Rovereto Spa" Section A including "Company Social Security Fund for the employees of the former Credito Fondiario Trento Spa"	464	-	Defined benefit		Payable by the company according to technical accounts + average monthly Euribor rate on equity
Opening balance as at 31.12.05 - Italian GAAP				**46,815,140**	
Effects of first-time adoption of IFRS				-2,611,724	
Opening balance as at 1.1.2006				**44,203,416**	
Provisions for the year:					
- interest cost				1,893,867	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				4,797,640	
Other increases				86,701	
Balance as at 31.12.06				**41,386,344**	
Present value of the liabilities				**47,005,000**	
Non-recognised actuarial gains/losses				**-5,618,656**	
"Contract for Pensions and Social Security for Staff belonging to the Management/Senior Management, Officers, Managers, Employees, Subordinate employee and Auxiliary staff categories of Cariverona Banca Spa"	1.037	5	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**95,988,562**	
Effects of first-time adoption of IFRS				-10,746,809	
Opening balance as at 1.1.2006				**85,241,753**	
Provisions for the year:					
- interest cost				3,880,549	
- actuarial gains/losses recognised in the year				1,146,586	
Benefits paid in the year				8,945,658	
Other increases				61,851	
Balance as at 31.12.06				**81,385,081**	
Present value of the liabilities				**90,389,000**	
Non-recognised actuarial gains/losses				**-9,003,919**	

Internal Pension Funds: Statement of Changes in the Year and Final Accounts

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary pension fund of the obligatory insurance, invalidity, widows and survivors insurance (managed by the INPS) of the Cassa di Risparmio di Ancona" (absorbed on 1/10/89 by Cariverona Banca Spa)	48	1	Defined benefit		Payable by the Company 10% + technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**5,348,880**	
Effects of first-time adoption of IFRS				-1,022,061	
Opening balance as at 1.1.2006				**4,326,819**	
Provisions for the year:					
- interest cost				217,605	
- actuarial gains/losses recognised in the year				486,381	
Benefits paid in the year				475,757	
Other increases				4,266	
Balance as at 31.12.06				**4,559,314**	
Present value of the liabilities				**5,099,000**	
Non-recognised actuarial gains/losses				**-539,686**	
"Pension fund for employees, clerks and auxiliary workers of Banca Cuneese Lamberti Meinardi & C. - Cuneo" (absorbed on 1/8/92 by Cariverona Banca Spa)	31	6	Defined benefit		Payable by the Company on the basis of the technical accounts Payable by Employees: 1%
Opening balance as at 31.12.05 - Italian GAAP				**4,881,057**	
Effects of first-time adoption of IFRS				-642,474	
Opening balance as at 1.1.2006				**4,238,583**	
Provisions for the year:					
- interest cost				201,829	
- actuarial gains/losses recognised in the year				154,317	
Benefits paid in the year				303,780	
Other increases				2,451	
Balance as at 31.12.06				**4,293,400**	
Present value of the liabilities				**4,750,000**	
Non-recognised actuarial gains/losses				**-456,600**	
"Pension fund for the employees of the former Credito Fondiario delle Venezie Spa"	9	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**1,561,033**	
Effects of first-time adoption of IFRS				-138,977	
Opening balance as at 1.1.2006				**1,422,056**	
Provisions for the year:					
- interest cost				64.138	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				103 955	
Balance as at 31.12.06				**1,382,239**	
Present value of the liabilities				**1,533,000**	
Non-recognised actuarial gains/losses				**-150,761**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Agreement for the regulation of the social security benefits of the employees of the Istituto Federale delle Casse di Risparmio delle Venezie Spa"	65	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**5,993,259**	
Effects of first-time adoption of IFRS				-643,127	
Opening balance as at 1.1.2006				**5,350,132**	
Provisions for the year:					
- interest cost				241,978	
- actuarial gains/losses recognised in the year				43,568	
Benefits paid in the year				569,693	
Balance as at 31.12.06				**5,065,985**	
Present value of the liabilities				**5,753,000**	
Non-recognised actuarial gains/losses				**-687,015**	
"Internal Company Fund (FIA) of the former Credito Romagnolo" + CIP former Banca del Friuli	1,272	-	Defined benefit		Payable by the Company from 2.5% to 6% +2.5% on equity
Opening balance as at 31.12.05 - Italian GAAP				**162,963,192**	
Effects of first-time adoption of IFRS				-48,243,825	
Opening balance as at 1.1.2006				**114,719,367**	
Provisions for the year:					Payable by the employee from 2% to 6%
- interest cost				5,161,998	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				10,394,010	
Balance as at 31.12.06				**109,487,355**	
Present value of the liabilities				**118,978,237**	
Non-recognised actuarial gains/losses				**-9,490,882**	
"Supplementary Pension Fund for the employees of the former Carimonte Banca Spa"	174	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**16,464,696**	
Effects of first-time adoption of IFRS				-2,375,707	
Opening balance as at 1.1.2006				**14,088,989**	
Provisions for the year:					
- interest cost				605,668	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				1,246,792	
Balance as at 31.12.06				**13,447,865**	
Present value of the liabilities				**14,311,259**	
Non-recognised actuarial gains/losses				**-863,394**	

Internal Pension Funds: Statement of Changes in the Year and Final Accounts

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Fund for the employees of Magazzini Generali"	3	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**136,082**	
Effects of first-time adoption of IFRS				-19,271	
Opening balance as at 1.1.2006				**116,811**	
Provisions for the year:					
- interest cost				5,525	
- actuarial gains/losses recognised in the year				5,589	
Benefits paid in the year				11,710	
Balance as at 31.12.06				**116,215**	
Present value of the liabilities				**131,143**	
Non-recognised actuarial gains/losses				**-14,928**	
"Supplementary retirement benefits in favour of the members of the General Management of Credito Italiano who retired between 1 January 1963 and 30 September 1989 attributed to UniCredito Italiano"	20	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**13,878,012**	
Effects of first-time adoption of IFRS				-2,051,866	
Opening balance as at 1.1.2006				**11,826,146**	
Provisions for the year:					
- interest cost				555,406	
- actuarial gains/losses recognised in the year				663,693	
Benefits paid in the year				2,042,999	
Balance as at 31.12.06				**11,002,246**	
Present value of the liabilities				**13,636,590**	
Non-recognised actuarial gains/losses				**-2,634,344**	
"Company Social Security Fund supplementing INPS benefits. Additional-benefit reserve accounts for employees of former Banca dell'Umbria 1462 S.p.A.".	142	-	Defined benefit		Payable by the Company: reserve coverage Payable by employees: 1.5%
Opening balance as at 31.12.05 - Italian GAAP				**18,097,508**	
Effects of first-time adoption of IFRS				-4,139,356	
Opening balance as at 1.1.2006				**13,958,152**	
Provisions for the year:					
- interest cost				515,079	
- actuarial gains/losses recognised in the year				-5,752	
Benefits paid in the year				3,631,967	
Other increases				2,521,750	
Balance as at 31.12.06				**13,357,262**	
Present value of the liabilities				**11,988,698**	
Non-recognised actuarial gains/losses				**1,368,564**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Social Security Fund supplementing INPS benefits of Cassa Risparmio Carpi SpA Defined-benefit reserve account for former employees"	65	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 31.12.05 - Italian GAAP				**4,087,000**	
Effects of first-time adoption of IFRS				186,142	
Opening balance as at 1.1.2006				**4,273,142**	
Provisions for the year:					
- interest cost				160,142	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				528,950	
Other decreases				9,866	
Balance as at 31.12.06				**3,894,468**	
Present value of the liabilities				**5,125,138**	
Non-recognised actuarial gains/losses				**-1,230,670**	
"Pension fund for the employees of former UniCredit Banca Mediocredito"	42	-	Defined benefit		
Opening balance as at 1.1.2006 (1)				**3,950,000**	
Provisions for the year:					
- interest cost				157,336	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				488,762	
Balance as at 31.12.06				**3,618,574**	
Present value of the liabilities				**3,720,000**	
Non-recognised actuarial gains/losses				**-101,426**	

(1) amount deriving from transfer of the pension fund of the former UniCredit Banca Mediocredito

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Pension fund for the employees of former Credito Italiano AG Francoforte "	2	2 (*)	Defined benefit		
Opening balance as at 31.12.05 - Italian GAAP				-	
Effects of first-time adoption of IFRS				3,486,967	
Opening balance as at 1.1.2006				**3,486,967**	
Provisions for the year:					
- interest cost				151,911	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				170,678	
Past service credit (due to plan closing)				-2,203,396	
Balance as at 31.12.06				**1,264,804**	
Present value of the liabilities				**1,437,541**	
Non-recognised actuarial gains/losses				**-172,737**	

(*) employees who are not yet entitled to pension benefits

Internal Pension Funds: Statement of Changes in the Year and Final Accounts

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Pension fund for the employees of the London Branch"	11	102 (*)	Defined benefit		
Opening balance as at 31.12.05 - Italian GAAP				**-**	
Effects of first-time adoption of IFRS				4,482,728	
Opening balance as at 1.1.2006				**4,482,728**	
Provisions for the year:					
- Current service cost				489,541	
- interest cost				1,104,975	
- Performance of plan assets				-899,975	
- Curtailments and settlements				-877,281	
- actuarial gains/losses recognised in the year				69.469	
Benefits paid in the year				1,011 079	
Other increases				379,389	
Balance as at 31.12.06				**3,737,767**	
Present value of the liabilities				**16,772,897**	
Present value of plan assets				**13,665,290**	
Present value of the liabilities, not funded by plan assets				**3,107,607**	
Non-recognised actuarial gains/losses				**630,160**	

(*) of which 89 employees who are not entitled to pension benefits

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Complementary Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, the Social Security Fund for the employees of the tax collection agencies of the Tax Collection Service and for the employees of the tax collection agency of Cassa di Risparmio di Trento e Rovereto Spa" Sections B e C	-	682	Defined contribution - individual capitalisation		Payable by the Company for employees ante*: min. 2% max 14.35% for employees post*: min. 2% - max 2.35% + empl. sever. pay + average monthly Euribor rate on equity Payable by employees: by employees ante 0.50% by employees post 2%
Opening balance as at 31.12.05				**41,456,997**	
Decreases:				**4,218,573**	
Capital paid out in the year				3,933,769	
Other changes:					
- transfer to other pension funds				124,330	
- payment of insurance policy covering death and invalidity risk				160,474	
Increases:				**4,576,225**	
Performance of liquid assets net of operating costs and replacement tax				1,064,436	
Other changes:					
- contributions paid by employees and the Company[1]				269,393	
- contributions paid by other Group Companies[1]				3,232,214	
- other				10,182	
Balance as at 31.12.06				**41,814,649**	
FUND ASSETS					
Liquid assets				42,322,676	
Items to be settled				-508,027	
Total assets				**41,814,649**	

1. includes employee severance pay and costs in respect of death and invalidity risk cover

(*) ante/post employees: those who joined the complementary social security fund before/after 28.4.1993, when Legislative Decree 124/93 came into force

Internal Pension Funds: Statement of Changes in the Year and Final Accounts

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Pension Fund supplementing INPS benefits. Defined-contribution account of former Banca dell'Umbria 1462 S.p.A."	-	662	Defined contribution		Employees "ante": (*) - payable by the employee 0.25% with the option to contribute also the employee severance pay - payable by the Company: from 2% to 6.28% Employees "post": (*) - payable by the employee min. 0.25% + sever. pay - payable by the Company: 2%
Opening balance as at 31.12.05				**31,958,289**	
Decreases:				**2,697,694**	
Capital paid out in the year				2,514,155	
Other changes:					
- transfer to other pension funds				35,335	
- payment of insurance policy covering death and invalidity risk				148,204	
Increases:				**3,609,470**	
Performance of liquid assets net of operating costs and replacement tax				945,566	
Other changes:					
- contributions paid by employees and the Company[1]				20,887	
- contributions paid by other Group Companies[1]				2,643,017	
Balance as at 31.12.06				**32,870,065**	
FUND ASSETS					
Liquid assets				32,654,696	
Items to be settled				215,369	
Total assets				**32,870,065**	

1. includes employee severance pay and costs in respect of death and invalidity risk cover.

(*) ante/post employees: those who joined the complementary social security fund before/after 28.4.1993, when Legislative Decree 124/93 came into force.

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Social Security Fund supplementing INPS benefits. Defined-contribution account - (cost of living) of former Banca dell'Umbria 1462 S.p.A."			Defined contribution		
Opening balance as at 31.12.05				**206,207**	
Provisions for the year				-	
Balance as at 31.12.06				**206,207**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Social Security Fund supplementing INPS benefits - Cassa di Risparmio di Carpi S.p.A. - Pension account"	-	287	Defined contribution - individual capitalisation		Contribution rate employees ante*: from 0% in steps of 0.5% + employee severance pay, up to 2.325% (voluntary)
Opening balance as at 31.12.05				**9,874,388**	Company contribution rate: - seniority in the Fund 31.12.96 (under 10 years: 3.5%, from 11 to 20 years: 4%, from 21 to 25: 5%, from 26 to 30: 6%, from 31 to 35 years: 6.5%, over 35 years: 1.5%) - rates according to age as at 31.12.96: under 30: 1, from 31 to 35: 1.1, from 36 to 40: 1.2, from 41 to 45: 1.25, from 46 to 50: 1.3
Decreases:				**1,848,651**	
Capital paid out in the year				1,675,561	
Capital to be settled				80,688	
Other changes: - transfer to other pension funds				92,402	
Increases:				**1,149,144**	
Performance of securities and liquid assets net of operating costs and replacement tax				169,267	
Other changes: - contributions paid by employees and the Company contributions paid by other Group Companies[1]				979,877	
					Contribution rate employees post*: - from 0% to 2% in steps of 0.5% + empl. severance pay
Balance as at 31.12.06				**9,174,881**	Company contribution rate: 2%
FUND ASSETS					
Securities including accruals				8,446,456	
Liquid assets net of items to be settled				728,425	
Total assets				**9,174,881**	

1)includes employee severance pay

(*) ante/post employees: those who joined the complementary social security fund before/after 28 4 1993, when Legislative Decree 124/93 came into force

Internal Pension Funds: Statement of Changes in the Year and Final Accounts

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 31.12.2006	EMPLOYEES IN SERVICE AS AT 31.12.2006	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Pension Fund for employees of former UniCredit Banca Mediocredito S.p.A."	-	175	Defined contribution		Payable by the Company: 2.75%
Opening balance as at 31.12.05[1]				**12,372,851**	
Decreases:				**978,747**	Payable by the employee: 1% + additional voluntary contribution from 0% to 2%
Capital paid out in the year				978,747	
Capital to be settled				-	
Increases:				**864,546**	
Performance of securities and liquid assets net of operating costs and replacement tax				491,175	
Other changes:					
- contributions paid by employees and the Company and contributions paid by other Group Companies[2]				373,371	
Balance as at 31.12.06				**12,258,650**	
FUND ASSETS					
Securities including accruals				12,169,349	
Liquid assets net of items to be settled				89.301	
Total assets				**12,258,650**	

1. amount deriving from the absorption of UniCredit Banca Mediocredito.
2. includes employee severance pay.

During the course of 2006, the reorganisation of the UniCredit Banca Mediocredito business was brought to completion. As part of the integration of the aforementioned bank's business with Group Companies, in keeping with what has already been done in previous reorganisation activities and in conformity with the provisions of a Union Agreement and a transfer agreement effective as of 1 January 2006, the Employee Pension Fund of UniCredit Banca Mediocredito was transferred to UniCredit. As a result, UniCredit assumed all assets and liabilities of the said Fund, which has been renamed Employee Pension Fund of the former UniCredit Banca Mediocredito.

The Fund in question is comprised of two sections: one defined benefit section, only of retirees, and a defined contribution section with individual capitalisation for Personnel in service, whose assets are held in an account managed by Pioneer Investment Management SGRpa.

Therefore, in addition to the aforementioned fund, the 2006 financial statements reflect the defined contribution funds with individual capitalisation indicated below:

- Supplementary Company Pension Fund for obligatory general insurance for the Personnel of the former Cassa di Risparmio di Trento e Rovereto S.p.A. (credit and tax collection section) Sections B and C;

- Company Social Security Fund supplementing INPS benefits – defined contribution account – for the former Banca dell'Umbria 1462 S.p.A.;

- Company Social Security Fund supplementing INPS benefits for the former Cassa di Risparmio di Carpi S.p.A..

The aforementioned Funds constitute a separate asset pool pursuant to Art. 2117 of the Civil Code. The assets of the pension fund of the former Cassa di Risparmio di Carpi are invested in an asset management plan managed by the aforementioned company of the Pioneer Group, while the assets of the other two Funds are invested in liquid assets.

The remaining Pension Funds are all defined benefit ones and have a limited number of enrolees still in service (12).

As of 2006, UniCredit utilises International Accounting Standards (IAS), as already specified in the Notes to the Financial Statements – Part A – accounting policy where the terms for adoption are explained specifically in item 12 "Retirement and Similar Obligations."
In connection with the first-time adoption of the aforementioned standards, we adjusted the liabilities of each of the funds belonging to the "defined benefit" category, at its actuarial value calculated as provided for by IAS 19 ("Projected Unit Credit Method"), combining gains and losses in equity reserves.
In this regard, reference should be made to the explanation in the Notes to the Financial Statements – Part L – The Changeover to IFRS – first-time adoption – Reserves and provisions.

Again in connection with first-time adoption, two foreign pension funds were considered, one managed by a London trustee for the local personnel of the UniCredit London branch and another at HVB Frankfurt for the personnel of the former Credito Italiano AG. For this latter fund, negotiations are underway for the transfer of the liabilities and the respective obligations.

At the end of every financial year, the liabilities of the defined benefit plans are compared with those expected on the basis of the actuarial assumptions used in calculating the plans' costs at the beginning of the year. The difference between actual and expected amounts constitutes actuarial gains or losses. For defined benefit plans, the part of such gains or losses exceeding 10% ("corridor") of the Defined Benefit Obligation is recognised immediately through profit or loss, given that the average residual life of the current employees is equal to zero.

Below are the primary actuarial bases used for the valuation of the pension plans in question:

	31.12.2006	31.12.2005
Discount rate	4.25%	4.25%
Rate of inflation	2%	2%
Rate of salary increase	3%	3%
Mortality tables	RG48 Women are treated as 5 years younger	RG48 Women are treated as 5 years younger

(amounts in €)

List of Properties (Article 10, Law 72/83)

CITY	ADDRESS	PURCHASE PRICE AND ADDITIONS	REVALUATIONS LAW 408/90 LAW 413/91	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2006
Verona	Palchi Teatro Filarmonico Via Mutilati,4	17,302	-	17,302	-	17,302
Various locations	Various rural properties	..	5,337	5,337	-	5,337
		17,302	5,337	22,639	-	22,639
			(*)			
(*) of which:	*Revaluation Law 408/90*		*1,139*			
	Revaluation Law 413/91		*4,198*			



Maura Banfo, "[illegible] Trip", 2003, [illegible]edit Collection.

Reports and Resolutions

Report of the Board of Statutory Auditors

Pursuant to Article 153 of Legislative Decree No. 58 of 24 February 1998

To the Shareholders:

In 2006 we monitored compliance with the law and the memorandum of association, respect for the principles of proper management, the adequacy of the organisational structure vis-à-vis the relevant areas of responsibility, as well as overall compliance with the internal control system, administrative and accounting procedures, as well as the reliability of such procedures to reflect business operations, the methods of specific implementation of the rules of corporate governance provided for by codes of conduct drafted by companies managing regulated markets or by trade associations, to which the company has publicly declared adherence, and the appropriateness of instructions issued by the Company to its subsidiaries concerning the disclosure of information to the public, as provided for by Section 149 of Legislative Decree No. 58 of 24 February 1998.

We participated in meetings of the Board of Directors and the Executive Committee (13 and 11 meetings respectively) and obtained from the Directors information on operations carried out and on those transactions that were carried out by the company and its subsidiaries that have a major impact on operating performance, financial situation and shareholders' equity. We also ensured that the actions approved and implemented were in accordance with the law and the company's bylaws, and that they were not manifestly imprudent, reckless or potentially conducive to conflicts of interest.

During the course of the last fiscal year, numerous transactions were executed within the group and with related parties, which are dealt with in the Report on Operations with reference to the current regulatory provisions issued by CONSOB.

Under Art. 23 of the articles of association, the Auditors were provided with sufficient information to describe and analyse these transactions.

These transactions were concluded in the Company's interest, at arm's length, and subject to the recovery of costs incurred in the context of a Group interest.

We did not discover any transactions that could be considered atypical and/or unusual including inter-group transactions with related parties.

• • • • •

We conducted our duties through direct observations and inspections, and meetings with managers of the various departments by obtaining information, data and operating programmes. We periodically met representatives of the auditing firm, KPMG S.p.A, to exchange relevant information. This firm has been awarded the mandate (pursuant to Section 155 of Legislative Decree 58/1998) to audit the accounts of UniCredito Italiano and the consolidated accounts of the UniCredit Group, to perform a limited review of the half-yearly report, to verify the proper maintenance of company accounting records and the proper reporting of events in accounting entries.

• • • • •

During the course of 2006, the company continued to coordinate the activities of the new expanded Group. In fact, the integration with the Bayerische Hypo-und Vereinsbank A.G. Group ("HVB") entailed the need to realign the primary planning procedures between the various entities in the Group in order to identify and adopt common standards.

Among other things, these activities have included the preparation of:

- a "Capital and Planning Handbook" describing the key steps of individual procedures, the players involved and their respective roles and responsibilities, as well as the primary inputs - output and definition of key indicators and their methods of calculation;
- a shared detailed plan of the activities to be carried out during the course of the year and, furthermore, better coordination and cooperation between the heads of the different planning functions;

- setting out and drafting the information to be provided to the Top Management, the Management Committee, and the Board of Directors.

In addition, the Group's Management Information System was upgraded in order to adapt it to the Group's expanded scope.

To carry out the integration with the HVB Group, a series of challenges were also faced during the course of 2006, which can be described in summary as follows:

- achievement of the greatest possible consistency in accounting principles;
- standardisation of valuation criteria and gathering of the detailed information required for the drafting of the annual accounts and interim reports as well as the reports to be filed with the Regulatory Authorities;
- determination of the provisional value (as per the 2005 consolidated financial statements) and of the final value (as per the 2006 consolidated financial statements) to be considered in posting acquisition costs;
- intervention in the Group's corporate restructuring operations subsequent to the closing, so as to determine valuation criteria and the resulting accounting and reporting principles to be applied both on a company and consolidated accounts basis.

For clarity, it became necessary to maintain an ongoing assessment of the acquired companies' procedures in order to identify any discrepancy with the rules of the Italian Regulatory Authority, so as to make them consistent with our own procedures. All these functions were carried out in cooperation with the External Auditors for those matters which formed a part of their remit. In addition we reported to Banca d'Italia on any discrepancies due to German and Austrian law and agreed with it a step-by-step plan for bringing reporting procedures in line with Italian rules.

The integration with the HVB Group has entailed the development of guidance, coordination and control functions, according to a model focused on specialist functions and skills for the benefit of the entire new Group, such as liquidity risk management, Asset & Liability Management, and the financing of the entire Group's commercial activity. Furthermore, the Finance Department carried out initiatives geared toward generating regulatory and economic capital, also operating for the benefit of the individual entities belonging to the Group.

Asset & Liability Management equipped itself with a new system, implementing it within the Italian consolidation perimeter and starting its implementation at the subsidiary banks not yet equipped with that system.

• • • • •

Following the combination with the Bayerische Hypo-und Vereinsbank A.G. Group ("HVB"), a reorganisation of the Internal Audit Department was completed, with the completion of a new organisational structure able to better respond to the complexity attained and the increased size of the Group. This was achieved by separating the Parent Company's Audit functions from the Group's, with the latter being organised into two Departments, the first devoted to carrying out and coordinating the integration activity within the competence line known as "Audit Integration Quality & Control" and the second "Group Internal Audit Monitoring & On Site" being in charge of internal auditing activities carried out at the various companies in the Group, both through on-site activities and through monitoring procedures.

The new structure is geared primarily, on the one hand, to furthering a standardised audit approach within the individual areas of responsibility and, on the other, toward on-site audit activities aimed in particular at risk control, also by making use of the information gathered through the activities carried out by the local Internal Audit functions. All this has entailed the necessity to increase UniCredit Internal Audit staff from 45 people in December 2005 to 58 in December 2006, while an additional increase of about 10 new members of staff is expected by the end of 2007.

During the course of 2006, the Group's Audit activity led to 75 actions, including 6 "general" audits, 13 "specific" audits, 8 "fact-finding" audits, 27 "joint audits" (together with the local Internal Audit functions), 2 "special investigations" and 19 "follow-up audits", a decrease compared to the 50 carried out in 2005.

The Board of Statutory Auditors notes how in connection with the evaluations stated in the reports on the Audit activity carried out in 2006, a further improvement emerges in overall protection from risks. In fact, in 92% of the cases audits delivered "satisfactory/good" results, confirming the trend of previous years (83%, 75% and 66%, respectively, for the years 2005, 2004 and 2003). These positive findings were also supported by the decreased need for audit work.

The presence of the Parent Company's Statutory Auditors with similar functions at the main Italian Group subsidiaries has provided the Board of Statutory Auditors with a direct flow of information.

• • • • •

The duties of the Board of Statutory Auditors, as described above, were also carried out through 15 team audits (including those performed on foreign branches). No significant facts emerged requiring reporting to the supervisory authorities.

• • • • •

During the course of the shareholders' meeting held on 12 May 2006, a report was submitted to the Board of Statutory Auditors pursuant to Article 2408 of the Civil Code regarding the alleged error contained in the notice of a meeting of the Shareholders, setting out the date of 9 May 2006 as the deadline for the advance deposit of shares, which deadline allegedly prevented shareholders from participating in the said meeting in at least one case. In this regard, the Board of Statutory Auditors considers the above complaint as dealt with by the very responses provided at the shareholders' meeting.

• • • • •

In terms of mandates undertaken by the auditing firm, the following additional mandates were awarded (invoiced during the course of 2006):
- auditing of the Social and Environmental Report of the UniCredit Group for fees amounting to € 49,050.00;
- issuance of a comfort letter regarding a bond issue on the U.S. market, for fees amounting to € 310,000.00;
- issuance of a comfort letter regarding the bond issue on the European market, for fees amounting to € 300,000.00;
- checking of the English version of the consolidated first-half report as at 30 June 2005, for fees amounting to € 5,500.00;
- checking of the English version of the individual and consolidated accounts as at 31 December 2005, for fees amounting to € 7,000.00.

Lastly, during the course of 2006, UniCredit S.p.A. does not appear to have retained any of the Italian companies/entities with which KPMG S.p.A declared that it maintains ongoing relations.

• • • • •

During the period, the Board of Statutory Auditors issued the opinions required pursuant to Article 2389 of the Civil Code regarding the remuneration of directors holding specific positions.

• • • • •

Pursuant to the rules governing market operations issued by Borsa Italiana, we have provided you with the annual report containing our assessment of the corporate governance system and compliance with the self-governance code for listed companies.
The Board of Statutory Auditors has verified the proper application of the assessment criteria and procedures adopted by the Board of Directors to evaluate the independence of its own members.

• • • • •

The External Auditors expressed a positive opinion both on the company's and the consolidated financial statements. The Board of Statutory Auditors has noted that the financial statements are prepared in accordance with the applicable rules and has found the information provided by the Board of Directors in its own reports to be complete and compliant, as well as consistent with data contained in the financial statements. The Board of Statutory Auditors believes that the appropriation of profit for the year proposed by the Board of Directors is not contrary to the provisions of the law and the articles of association.
The term of office for which you appointed us at the shareholders' meeting of 4 May 2004 has expired, and thus, you must appoint a Board of Statutory Auditors for the next three years.

13 April 2007

THE BOARD OF STATUTORY AUDITORS
GIAN LUIGI FRANCARDO (Chairman)
GIORGIO LOLI
ALDO MILANESE
VINCENZO NICASTRO
ROBERTO TIMO



Report of the External Auditors

Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredito Italiano S.p.A.

1 We have audited the separate financial statements of UniCredito Italiano S.p.A. as at and for the year ended 31 December 2006, comprising the balance sheet, income statement, statement of changes in equity, cash flow statement and notes thereto. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit. These are the first set of separate financial statements prepared in accordance with the International Financial Reporting Standards endorsed by the European Union.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

The separate financial statements present the prior year corresponding figures for comparative purposes prepared using consistent accounting policies. Furthermore, part L "Transition to the IFRS" of the notes to the financial statements discloses the effects of the adoption of the International Financial Reporting Standards endorsed by the European Union and includes the disclosures on the IFRS reconciliation schedules required by IFRS 1. We audited such schedules, which had already been approved by the board of directors and published as an appendix to the half year report at 30 June 2006 and issued our report thereon on 11 October 2006.

3 In our opinion, the separate financial statements of UniCredito Italiano S.p.A. as at and for the year ended 31 December 2006 comply with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38 of 28 February 2005. Therefore, they are clearly stated and give a true and fair view of the financial position of UniCredito Italiano S.p.A. as at 31 December 2006, the results of its operations, changes in its equity and its cash flows for the year then ended.

Milan, 12 April 2007

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

Resolutions passed at the Shareholders' Meeting

"The Ordinary and Extraordinary Shareholders' Meeting of UniCredito Italiano, held on 10 May 2007, having regard to the Reports of the Board of Directors and Board of Statutory Auditors on the 2006 financial year, approved the Accounts as at 31 December 2006 and resolved on the appropriation of net profit as recommended by the Board of Directors.

The declared dividend amounting to:
- €0.24 for ordinary shares
- €0.255 for savings shares
payable as of 24 May 2007, the share going ex-dividend as of 21 May 2007, through intermediaries that are members of the Monte Titoli centralised management system.

The Shareholders also resolved to:

- extend the appointment of the auditing firm KPMG S.p.A. as external auditors of UniCredito Italiano S.p.A., in respect of the consolidated accounts, the first half report and interim consolidated accounts

- fix the number of Directors at 23

- appoint the Board of Statutory Auditors by electing:

Chairman of the Board of Statutory Auditors: Giorgio LOLI
Standing Auditors:
Gian Luigi FRANCARDO, Aldo MILANESE, Vincenzo NICASTRO and Siegfried MAYR
Alternate Auditors:
Giuseppe VERRASCINA and Massimo LIVATINO

- fix the gross annual remuneration of the Board of Statutory Auditors as follows:
  - Chairman: €100,000
  - Standing Auditors €70,000 each
  – with the stipulation that the above remuneration takes into account the premium and the related deductible of the third-party liability insurance policy – and to pay to each statutory auditor, as well as reimbursement of expenses, an attendance fee of €260, for attendance at each meeting of the Board of Directors and Executive Committee, even if held on the same day

- delegate to the Board of Directors the discretion to reallocate remuneration of the Members of the Executive Committee and Audit Committee, previously approved by the Shareholders' Meeting, in the event of reorganisation of the Board Committees

- approve the 2007 long-term incentive plan for Group personnel."

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: CentroStampa 73 S.n.c. - Castelseprio (VA)
May 2007



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